THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

LR 13.3.1(4)

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, solicitor or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a jurisdiction outside the United Kingdom.
LR 13.3.1(6)

If you have sold or otherwise transferred all of your Reuters Shares, or entitlements thereto through Reuters ADSs, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold only part of your holding of Reuters Shares, or entitlements thereto through Reuters ADSs, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected as to the action you should take. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

Reuters Group PLC
(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered number 3296375)
and
PR Annex I, 5.1.1
and 5.1.2
Thomson Reuters PLC
(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered number 6141013)
Recommended Acquisition of Reuters Group PLC by
The Thomson Corporation
by means of a scheme of arrangement of Reuters Group PLC
under section 425 of the Companies Act 1985

and
Notice of Extraordinary General Meeting of Reuters Group PLC

and

Introduction of up to 203,000,000 ordinary shares in Thomson Reuters PLC of 1000 pence each to the Official List
Sponsored by Citi

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Reuters in Part III of this document, which contains the unanimous recommendation of the Reuters Directors that you vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting of Reuters. A letter from UBS and Blackstone explaining the Scheme appears in Part VI of this document.

Notices of the Court Meeting and the Extraordinary General Meeting of Reuters, each of which will be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP on 26 March 2008, are set out at the end of this document. The Court Meeting will start at 10.00 a.m. (London time) on that date and the Extraordinary General Meeting at 10.15 a.m. (London time) or as soon thereafter as the Court Meeting is concluded or adjourned.

Reuters Shareholders are asked to complete and return the enclosed blue and yellow Forms of Proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Reuters Registrars, Equiniti Limited, not less than 48 hours before the relevant meeting. Reuters Shareholders who hold Reuters Shares in CREST may also appoint a proxy using CREST by following the instructions set out in Section 3 of Part IV of this document. If the blue Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be handed to the Reuters Registrars or to the chairman of the meeting at the Court Meeting. However, in the case of the Extraordinary General Meeting, if the yellow Form of Proxy is not lodged by the relevant time, it will be invalid. The action to be taken by Reuters Shareholders is further described in Part IV of this document.

Reuters Shareholders (other than certain Overseas Shareholders, including Reuters ADS Holders) will also find enclosed with this document a green Form of Election which relates to the Loan Note Option. Reuters Shareholders who wish to make an election to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled are requested, if they are certificated holders, to complete the green Form of Election in accordance with the instructions printed thereon and return such form at the same time as they return their Forms of Proxy or, if they are uncertificated holders (i.e. they hold through CREST), to submit a TTE Instruction in accordance with the instructions set out in Section 5(b) of Part IV of this document.

Registered holders of Reuters ADSs are asked to complete and return the enclosed white ADS Voting Instruction Card and return it in accordance with the instructions printed thereon to Mellon Investor Services, Proxy Processing P.O. Box 3862, South Hackensack, NJ 07606-9562, USA (for the Business Reply Envelope for US holders) or to Mellon Investor Services, Proxy Processing P.O. Box 3865, South Hackensack, NJ 07606-3865, USA (for the Courtesy Reply Envelope for non-US holders), so that it is received as soon as possible and in any event no later than 3.00 p.m. (Eastern time) on 19 March 2008. The action to be taken by registered holders of Reuters ADSs is further described in Section 2.4 of Part XIX of this document which contains important information relevant to holders of Reuters ADSs.

The availability of the Thomson Reuters PLC Shares, the Thomson Reuters PLC ADSs and the Loan Notes to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of and observe any applicable requirements.
LR 2.2.10(2)(a)

A copy of this document, which has been prepared in accordance with the Prospectus Rules in relation to the admission of the Thomson Reuters PLC Shares to trading on the London Stock Exchange has been filed with the FSA and made available to the public as required by paragraph 3.2 of the Prospectus Rules.

No Thomson Reuters PLC Shares have been marketed to, or are available for purchase by, the public in the United Kingdom or elsewhere in connection with the Introduction and Admission of the Thomson Reuters PLC Shares to trading on the London Stock Exchange’s main market for listed securities.
LR 2.2.9(1)

LR 2.2.3

PR Annex III, 6.1

Application will be made to the FSA and to the London Stock Exchange, respectively, for the entire ordinary share capital of Thomson Reuters PLC, issued and to be issued, to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities (“Admission”), constitutes admission to official listing on a stock exchange in the United Kingdom. It is currently expected that Admission of the Thomson Reuters PLC Shares, to be issued to persons on the Reuters Group PLC register of members at 6.00 p.m. (London time) on 16 April 2008, to the Official List and to trading on the London Stock Exchange’s main market for listed securities will become effective and that unconditional dealings will commence in the Thomson Reuters PLC Shares at 8.00 a.m. (London time) on 17 April 2008. In addition, Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of the Thomson Reuters PLC ADSs on the Nasdaq Global Select Market. No application is currently intended to be made for the Thomson Reuters PLC Shares to be admitted to listing or dealing on any other exchange.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The information contained in this document is accurate as at the date of this document, regardless of the time of delivery of this document or of any issue or allotment of Thomson Reuters PLC Shares. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Thomson Reuters PLC since the date hereof or that the information in this document is correct as at any time subsequent to the date of this document. Nothing in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Reuters, Thomson Reuters or Thomson except where otherwise stated.

Your attention is drawn to the section headed “Risk Factors” set out in Part II of this document for a discussion of certain factors that should be considered by Reuters Shareholders and Reuters ADS Holders when considering what action to take in connection with the Court Meeting and Extraordinary General Meeting and by potential investors when considering whether to invest in Thomson Reuters.

If you are a Reuters Shareholder and you have any questions about this document, the Court Meeting or the Extraordinary General Meeting, or are in any doubt as to how to complete the Forms of Proxy, please call Equiniti Limited between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except public holidays in the UK) on 0871 384 2890 (from within the UK) or +44 121 415 0267 (from outside the UK). Calls will be charged at 8 pence per minute from a BT landline in respect of the “0871” number (other telephone provider costs may vary) or international rates (as the case may be). Please note that calls may be monitored or recorded and Equiniti Limited cannot provide financial advice or advice on the merits of the Scheme or the EGM Resolutions.

If you are a Reuters ADS Holder and have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Deutsche Bank Trust Company Americas on telephone number +1 866 282 4011 (toll free) from within the US (or, if you are calling from outside the US, on +1 201 680 6626 (toll collect)) between 9.00 a.m. and 7.00 p.m. (Eastern time) Monday to Friday. The helpline cannot provide financial advice or advice on the merits of the Scheme or the EGM Resolutions.

IMPORTANT NOTICE

UBS is acting as financial adviser and is also providing corporate broking advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of UBS, nor for providing advice in relation to the Transaction or any other matter referred to herein.

Blackstone is acting as financial adviser to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Blackstone, nor for providing advice in relation to the Transaction or any other matter referred to herein.

Citi is acting as joint corporate broker to Reuters and as sponsor to Thomson Reuters PLC in connection with Admission and is also providing financial advice to Reuters and is acting for no one else in connection with the Transaction or Admission and will not be responsible to anyone other than Reuters and Thomson Reuters PLC for providing the protections afforded to the clients of Citi, nor for providing advice in relation to the Transaction or Admission or any other matter referred to herein.

JPMorgan Cazenove is acting as joint corporate broker to Reuters and is also providing financial advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of JPMorgan Cazenove, nor for providing advice in relation to the Transaction or any other matter referred to herein.
PR Annex
III, 10.1

Morgan Stanley has provided financial advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Morgan Stanley, nor for providing advice in relation to the Transaction or any other matter referred to herein.

Bear Stearns is acting as financial adviser to Thomson and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Bear Stearns, nor for providing advice in relation to the Transaction or any other matter referred to herein.

Perella Weinberg is acting as financial adviser to Thomson and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Perella Weinberg, nor for providing advice in relation to the Transaction or any other matter referred to herein.

This document has not been issued, circulated or distributed by or through UBS, Blackstone, Citi, JPMorgan Cazenove, Morgan Stanley, Bear Stearns or Perella Weinberg into Hong Kong and accordingly the Thomson Reuters PLC Shares are not being offered in Hong Kong by or through UBS, Blackstone, Citi, JPMorgan Cazenove, Morgan Stanley, Bear Stearns or Perella Weinberg.

INFORMATION FOR OVERSEAS PERSONS

The release, publication or distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by applicable law, Thomson Reuters PLC, Reuters and Thomson disclaim any responsibility or liability for the violation of any applicable restrictions by any person. This document does not constitute an offer or invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document has been prepared for the purposes of complying with English law, the Prospectus Rules, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Thomson Reuters PLC Shares to be issued under the Scheme, including those represented by Thomson Reuters PLC ADSs, will be issued in reliance upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “US Securities Act”), provided by section 3(a)(10) thereof and, as a consequence, the issuance of Thomson Reuters PLC Shares will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Persons who are affiliates of Thomson Reuters PLC after the Effective Date will be subject to certain US transfer restrictions relating to Thomson Reuters PLC Shares received under the Scheme, including those represented by Thomson Reuters PLC ADSs. The Loan Notes have not been, and will not be, registered under the US Securities Act, or under the laws of any state, district or other jurisdiction of the United States or New Zealand and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States or New Zealand or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law or in the event that Thomson Reuters PLC regards the sale, issue or transfer restrictions as unduly onerous. The attention of Overseas Shareholders or other recipients of this document who are residents or citizens of, or located in, any country other than the United Kingdom is drawn to Part XIX of this document.

LR 6.1.3.1(d)

The Transaction relates to the acquisition of shares in an English company and is proposed to be made by means of a scheme of arrangement under English company law. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable to English schemes of arrangement, and the information disclosed in this document may not be the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the US Securities Act or in accordance with the laws or regulations of any other jurisdiction. Financial information included in the relevant documentation has been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and accounting standards applicable in Canada and may not be comparable to financial statements of US companies.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

PR Annex III, 5.1.3
Latest time for lodging Forms of Proxy for the:
Court Meeting (blue form)	10.00 a.m. on 24 March 2008	[1]
Reuters Extraordinary General Meeting (yellow form)	10.15 a.m. on 24 March 2008	[2]
Latest time for receipt by the Depositary of completed white ADS Voting Instruction Cards from registered holders of Reuters ADSs	3:00 p.m. (Eastern Time) on 19 March 2008	[3]
Scheme Voting Record Time	6.00 p.m. on 24 March 2008
Court Meeting	10.00 a.m. on 26 March 2008
Reuters Extraordinary General Meeting	10.15 a.m. on 26 March 2008	[4]
Thomson Shareholders Meeting	10.00 a.m. (Eastern Time) on 26 March 2008
Ontario Court hearing in respect of the Final Order	28 March 2008
Latest time for lodging green Forms of Election or submitting a TTE Instruction	11.00 a.m. on 14 April 2008
First Court Hearing to sanction the Scheme	14 April 2008
Reorganisation Record Time	6.00 p.m. on 15 April 2008	[5]
Latest time for settlement and registration of transfers in Reuters Shares for inclusion in the Scheme	6.00 p.m. on 15 April 2008	[5]
Second Court Hearing to confirm the Reuters Reduction of Capital	16 April 2008	[5]
Scheme Record Time	6.00 p.m. on 16 April 2008	[5]
Effective Date of the Scheme	17 April 2008	[5]
Cancellation of listing of Reuters Shares	by 8.00 a.m. on 17 April 2008	[5]
Issue of Thomson Reuters PLC Shares	8.00 a.m. on 17 April 2008	[5]
Commencement of dealings in Thomson Reuters PLC Shares	8.00 a.m. on 17 April 2008	[5]
Commencement of dealings in Thomson Reuters PLC ADSs	9.30 a.m. (Eastern Time) on 17 April 2008	[5]
Crediting of Thomson Reuters PLC Shares to CREST accounts	17 April 2008	[5]
Court Hearing to confirm the Thomson Reuters PLC Reduction of Capital	21 April 2008	[5]
Thomson Reuters PLC Reduction of Capital becomes effective	22 April 2008	[5]
Latest date for despatch of cheques and share certificates, issue of Loan Note certificates and settlement through CREST in respect of the consideration due under the Scheme	1 May 2008	[5]
PR Annex III, 5.1.8

[1]	It is requested that blue Forms of Proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. Blue Forms of Proxy not so lodged may be handed to the Registrars or the chairman of the meeting at the Court Meeting.

[2]	Yellow Forms of Proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the time appointed for the Extraordinary General Meeting.

[3]	If you hold your Reuters ADSs indirectly you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Reuters ADSs if you wish to vote.

[4]	Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

[5]	These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.

For information on dividends refer to Section 2 of Part X of this document.

All references in this document to times are to London time unless otherwise stated.

v

PART I

SUMMARY
S 87 A(5) and 6
FSMA 2000 PR
2.2.10 and 2.1.5

The following summary should be read as an introduction to this document. Any decision to vote in favour of the Transaction or to invest in Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs should be based on consideration of this document as a whole by the investor. Where a claim relating to information contained in this document is brought before a court a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1.	Background

On 15 May 2007, Reuters and Thomson entered into a definitive agreement (the “Implementation Agreement”) under which Reuters agreed to be acquired by Thomson by implementing a dual listed company (“DLC”) structure.

2.	The DLC structure

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC, a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction, and The Thomson Corporation, a Canadian company which will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

3.	Overview of Thomson Reuters

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals.

By combining Thomson’s strength in North America with Reuters strength in Europe, the Middle East and Asia, Thomson Reuters will create a business with a global brand and presence that will have opportunities to grow faster than either Thomson or Reuters could on its own.

Thomson Reuters will serve the legal, financial services, tax and accounting, scientific, healthcare and media markets, and will be organised in two divisions:

•	Markets, which will consist of the existing Reuters business combined with Thomson Financial; and

•	Professional, which will consist of Thomson’s existing non-financial business segments — Legal, Tax & Accounting, Scientific and Healthcare.

Based on Closing Prices on 22 February 2008, the latest practicable date before publication of this document, the approximate market capitalisations of Thomson and Reuters were £11.3 billion and £7.5 billion, respectively.

4.	Strategy of Thomson Reuters

Thomson Reuters will adopt the following strategy for achieving growth and delivering greater value to shareholders than either Thomson or Reuters could have achieved on its own.

•	Capitalise on global brand and presence to drive international growth.

•	Deliver greater value to customers through a broader range of electronically delivered critical information and decision support tools.

•	Integrate Thomson and Reuters businesses to accelerate growth and capture synergies.

•	Leverage increased revenue diversity and scale, financial strength and capital deployment to maximise shareholder return.

5.	Board and management

Thomson Reuters corporate governance structure will be modelled on the best practices pertaining in Canada, the UK and the US.

The boards of directors of Thomson Reuters PLC and Thomson Reuters Corporation will be comprised of the same individuals as will the companies’ executive management. The Thomson Reuters Board will initially be comprised of 15 directors, who will constitute the Thomson Reuters Proposed Directors.

•	Nine of the Thomson Reuters Proposed Directors will be current directors of Thomson, including David Thomson, who will be the Chairman, and W. Geoffrey Beattie, who will be a Deputy Chairman.

•	Five of the Thomson Reuters Proposed Directors will be current directors of Reuters, including Niall FitzGerald, who will be a Deputy Chairman and the Senior Independent Director.

•	Tom Glocer, the Chief Executive Officer of Thomson Reuters, will also be a director.

Reuters Chief Executive Officer, Tom Glocer, will become Chief Executive Officer of Thomson Reuters at the Effective Date. Thomson President and Chief Executive Officer, Richard J. Harrington will retire at the Effective Date. Robert Daleo, currently Executive Vice President and Chief Financial Officer of Thomson, will become Chief Financial Officer; Jim Smith, currently Executive Vice President and Chief Operating Officer of Thomson, will become Chief Executive Officer of the Professional division; Devin Wenig, currently Chief Operating Officer of Reuters, will become Chief Executive Officer of the Markets division; and Michael Wilens, currently Executive Vice President and Chief Technology Officer of Thomson, will become Executive Vice President of Strategy, Technology and Innovation. Other members of the senior management team will include Gustav Carlson (currently Senior Vice President, Chief Marketing & Communications Officer of Thomson) as Chief Marketing & Communications Officer, Stephen Dando (currently Group Human Resources Director of Reuters) as Chief Human Resources Officer and Deirdre Stanley (currently Senior Vice President and General Counsel of Thomson) as General Counsel.
PR Annex I,
20.7

6.	Dividend policy

All Thomson Reuters Shareholders, whether holding Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. Any dividends declared on Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will take into account all factors that the Thomson Reuters Board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Thomson and Reuters currently anticipate that the Thomson Reuters Board will adopt a target dividend payout ratio that is comparable to Thomson’s existing target dividend payout ratio of approximately 40 per cent. of annual free cash flow. The Thomson Reuters Board plans to review the dividend policy in the first quarter of each fiscal year. On that basis, Thomson and Reuters anticipate that the initial dividend policy of Thomson Reuters will provide for the payment of a quarterly dividend of $0.27 per share.
PR Annex I,
12.1 — 12.2

7.	Current trading and prospects

This Section 8 includes forward-looking statements that are based on certain assumptions and reflect the current expectations of Thomson and Reuters. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Please see Section 12 below.

7.1	Current trading for Reuters

The Reuters Board remains confident in the outlook for Reuters despite the current uncertainty in the financial markets. The company performed strongly in 2007, driven by customer investment in business automation, electronic trading, high value content and new markets and disciplined management of transformation activities ahead of the Transaction. 2008 has started well, with strong sales — the key lead indicator for revenue — reflecting the robustness of Reuters business mix. As a result Reuters expects to see continued strong underlying revenue growth in Q1 2008 (excluding the impact of currency fluctuations, acquisitions and disposals), ahead of expected deal closure on 17 April 2008.
PR Annex l,
20.4.3

7.2	Current trading for Thomson

In 2007, Thomson delivered strong operating performance and repositioned its portfolio through the sale of Thomson Learning and its agreement to acquire Reuters. Entering 2008, Thomson believes that it has an improved business mix, which is more focused on business and professional customers, and is better positioned to innovate and grow. Due to the high subscription-based nature of Thomson’s business model and its high level of recurring revenue, Thomson also believes that in 2008 it is better positioned to weather competitive challenges and any economic downturns compared to prior years. THOMSONplus efficiency initiatives are expected to be completed in 2008 ahead of schedule, with higher savings than originally forecast. Thomson will continue to focus on delivering critical information and electronic decision support tools to business and professional customers around the world. Thomson believes that this will lead to even stronger, more enduring relationships with customers who perceive its solutions as non-discretionary. Thomson is also confident that the creation of Thomson Reuters will translate into significant free cash flow growth and greater shareholder value in the years ahead.

7.3	Reuters profit estimate

Reuters made a statement on 1 March 2007, updated as at the date of this document, relating to its trading profit for the year ended 31 December 2007. This statement, as updated, constitutes a profit estimate for the purposes of the Prospectus Rules and the City Code. Details of the profit estimate for Reuters and, as required by applicable regulations, the bases and assumptions for the profit estimate for Reuters and related letters from PwC UK, UBS and Blackstone are set out in Part XVI of this document.

7.4	Thomson profit forecast

Thomson made certain public statements on 26 April 2007, within its first quarter release, relating to revenue growth and operating margin during the financial year ending 31 December 2008. These statements constitute a profit forecast for the purposes of the Prospectus Rules and the City Code. Details of the profit forecast for Thomson and, as required by applicable regulations, the bases and assumptions for the profit forecast for Thomson and related letters from PwC Canada, Perella Weinberg and Bear Stearns are set out in Part XVI of this document.

PR Annex l, 20.4.3

7.5	Prospects for Thomson Reuters

PR Annex I 12.2

The Thomson Reuters Proposed Directors have confidence in Thomson Reuters prospects for the current financial year ending on 31 December 2008.

8.	Listing and admission to trading
PR Annex lll, 6.1

Application will be made to the UKLA and the London Stock Exchange, respectively, for the Thomson Reuters PLC Shares in issue and proposed to be issued in connection with the Transaction to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities.
PR Annex III, 4.7

Subject to the conditions of the Transaction having been satisfied (or, if applicable, waived), it is expected that Admission will occur on 17 April 2008.

In addition, Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of Thomson Reuters PLC ADSs on the Nasdaq Global Select Market. It is expected that dealings in Thomson Reuters PLC ADSs will commence on 17 April 2008.

Thomson Reuters Corporation Shares will continue to be listed on the TSX and the NYSE and its Series II Preference Shares will continue to be listed on the TSX.

9.	Controlling shareholder of Thomson Reuters

On 22 February 2008, Woodbridge beneficially owned 449,278,894 Thomson Shares, or approximately 70 per cent. of the outstanding Thomson Shares. Under the DLC structure, holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Reuters (on a fully diluted basis) and Thomson as of 22 February 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent. and will be the controlling shareholder of Thomson Reuters.

10.	Reuters Founders Share Company

Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the Transaction.

11.	Risk factors

Reuters Shareholders, Reuters ADS Holders and potential Thomson Reuters Shareholders and investors should consider carefully the risks that relate to the Transaction and the future business and operations of Thomson Reuters in evaluating whether to approve the Scheme or the EGM Resolutions or in evaluating whether to invest in Thomson Reuters. These risks include, but are not limited to, the risk factors discussed below. Other factors not presently known to Reuters or Thomson or that Reuters and Thomson currently believe are not material could also affect the Transaction or the future business and operations of Thomson Reuters.

11.1 Risks related to the Transaction

•	There can be no certainty that the Transaction will be completed.

•	The consideration payable to Reuters Shareholders pursuant to the Transaction is based on a fixed exchange ratio that does not account for changes in share prices or exchange rates prior to the Effective Date.

•	Benefits from the Transaction may not be achieved to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction.

•	The Transaction may not maximise the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either Reuters or Thomson could have achieved on its own.

•	The value of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will be related to the economic performance of Thomson Reuters.

•	The trading prices of the Thomson Reuters PLC Shares and the Thomson Reuters Corporation Shares may not be the same and the difference between them may be material.
PR Annex I,
9.2.3

•	The DLC structure may be adversely affected by changes to legislation and regulations.

•	The DLC structure involves risks and costs not associated with more common acquisition structures.

•	Each of Thomson Reuters PLC and Thomson Reuters Corporation will be exposed to the credit risk of the other.
PR Annex I,
9.2.3

•	Changes in the tax residence of Thomson Reuters PLC or Thomson Reuters Corporation could cause adverse tax consequences for Thomson Reuters.

•	If Thomson Reuters PLC were classified as a passive foreign investment company under US federal income tax laws, it could have adverse consequences for US shareholders of Thomson Reuters PLC Shares (including those represented by Thomson Reuters PLC ADSs).

•	US shareholders of Thomson Reuters PLC Shares who do not hold their shares through Thomson Reuters PLC ADSs might not qualify for special reduced withholding rates on payments of future dividends from Thomson Reuters PLC.

•	Reuters Founders Share Company will hold a Founders Share in each of Thomson Reuters PLC and Thomson Reuters Corporation and may be in a position to affect the governance and management of Thomson Reuters.

•	Provisions in the DLC Documents that are designed to ensure that shareholders of Thomson Reuters PLC and Thomson Reuters Corporation are treated on an equivalent basis with respect to takeover bids and similar transactions may prevent or discourage takeover bids or similar transactions.

•	The rights and privileges of Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders will be governed by different laws and regulations.
PR Annex I, 4

11.2 Risks related to the business and operations of Thomson Reuters

•	Thomson Reuters may be adversely affected by changes in the general economy.

•	Thomson Reuters will operate in highly competitive markets and may be adversely affected by this competition.
PR Annex I,
9.2.3

•	Thomson Reuters may be adversely affected by changes in legislation and regulation.

•	Increased accessibility to free or relatively inexpensive information sources may reduce demand for the products and services of Thomson Reuters.

•	Thomson Reuters may be unable to derive fully the anticipated benefits from its existing or future acquisitions, joint ventures, investments or dispositions.

•	If Thomson Reuters is unable to develop new products, services, applications and functionalities to meet its customers’ needs, attract new customers or expand into new geographic markets, its ability to generate additional revenues may be adversely affected.

•	Thomson Reuters will rely heavily on network systems and the Internet and any failures or disruptions may adversely affect its ability to serve its customers.

•	Thomson Reuters will be dependent on third parties for information and other services and may not be able to maintain agreements with these parties and the services provided by third parties may not be performed adequately, which may reduce profit margins or market share.

•	Operating internationally involves challenges that Thomson Reuters may not be able to meet and that may adversely affect Thomson Reuters ability to grow.

•	Thomson Reuters may be unable to realise all of the anticipated cost savings and operating efficiencies from its initiatives designed to make it a more integrated group.

•	The goodwill of Thomson Reuters will be key to its ability to remain a trusted source of information and news.

•	Thomson Reuters may be subject to impairment losses that would reduce its reported assets and earnings.

•	Significant investments in technology by Thomson Reuters may not increase its revenues or decrease its operating costs, which may adversely affect its financial results.

•	The customers of Thomson Reuters may become more self-sufficient, which may reduce demand for its products and services and adversely affect its financial results.

•	The intellectual property rights of Thomson Reuters may not be adequately protected, which may adversely affect its financial results.

•	The credit ratings of Thomson Reuters PLC and Thomson Reuters Corporation may be downgraded, or there may be adverse conditions in the credit markets, which may impede Thomson Reuters access to the debt markets or raise its borrowing rates.

•	Thomson Reuters may operate in an increasingly litigious environment, which may adversely affect its financial results.
PR Annex I,
9.2.3

•	Currency fluctuations and interest rate fluctuations may have a significant impact on the reported revenues and earnings of Thomson Reuters.

•	If Thomson Reuters does not continue to recruit and retain high quality management and key employees, it may not be able to execute its strategy.

•	Thomson Reuters will have significant funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters.

•	Woodbridge will control Thomson Reuters and will be in a position to affect Thomson Reuters governance and operations.

PART II

RISK FACTORS

PR Annex I, 4

Reuters Shareholders, Reuters ADS Holders and potential Thomson Reuters Shareholders and investors should consider the following risks related to the Transaction and the future business and operations of Thomson Reuters in evaluating whether to approve the Scheme or whether to invest in Thomson Reuters. The risks and uncertainties below represent the risks that management of Thomson and Reuters believe are material. Section 1 below describes risks and uncertainties affecting Reuters Shareholders which arise out of or are related to the Transaction. If any of the events or developments set out in Section 2 below, actually occurs, the business, financial condition or results of operations of Thomson Reuters could be adversely affected. Other factors not presently known to Reuters or Thomson or that Reuters or Thomson presently believe are not material could also affect the Transaction or the future business and operations of Thomson Reuters.

1.	Risks related to the Transaction

1.1	There can be no certainty that the Transaction will be completed.

Completion of the Transaction is subject to the requisite approvals of shareholders of each of Reuters and Thomson and of the Court and the Ontario Court. There can be no assurance that these conditions will be satisfied or that the Transaction will be completed as currently contemplated or at all.

If the Transaction is not completed, Reuters will remain liable for significant accounting and legal costs relating to the Transaction and will not realise anticipated synergies, growth opportunities and other benefits of the Transaction. If the Transaction is delayed, the achievement of synergies and the realisation of growth opportunities could be delayed and may not be available to the same extent.

Reuters will be required to pay a termination fee of £86.8 million to Thomson if Thomson terminates the Implementation Agreement with Reuters because Reuters has breached its obligations not to solicit an Alternative Proposal and within twelve months an Alternative Proposal is announced and subsequently completed. Reuters will also be required to pay a termination fee of £86.8 million to Thomson if the Reuters Board qualifies or adversely modifies its recommendation with respect to the Transaction or if the Reuters Board agrees to or recommends an Alternative Proposal and before the completion of the Transaction an Alternative Proposal is announced and subsequently completed.

1.2	The consideration payable to Reuters Shareholders pursuant to the Transaction is based on a fixed exchange ratio that does not account for changes in share prices or exchange rates prior to the Effective Date.

The consideration payable to Reuters Shareholders pursuant to the Transaction is based on a fixed exchange ratio, which by its nature will not adjust to compensate for increases in the Reuters share price, decreases in the Thomson share price or changes to exchange rates prior to the Effective Date, and the terms of the Transaction do not include “collar” provisions or share price-based termination rights that would be triggered by an increase in the Reuters share price or a decrease in the Thomson share price.

1.3	Benefits from the Transaction may not be achieved to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction.

Under the Transaction, Thomson Reuters Corporation and Thomson Reuters PLC will operate as a unified group. In addition to the potential revenue growth generated by Thomson Reuters, the Transaction is expected to deliver synergies at an annual run rate in excess of US$500 million by the end of the third year after closing from areas such as shared technology platforms, third party content and corporate services. To realise the expected benefits of the Transaction, management of Thomson Reuters must implement a business plan which successfully integrates the Thomson Reuters business. Thomson Reuters may encounter difficulties during the post-closing integration process that could eliminate, reduce or delay the realisation of the synergies that are currently expected. Among other things, these difficulties could include:

•	unexpected integration issues, higher than expected integration costs and an overall post-closing integration process that takes longer than originally anticipated;

•	the inability to successfully integrate operations, technologies, products and services;

•	inconsistent and/or incompatible business practices, operating procedures, information systems, financial controls and procedures, cultures and compensation structures between the companies;

•	difficulty co-ordinating sales, distribution and marketing efforts to effectively promote Thomson Reuters products;

•	loss of key employees;

•	modification or termination of existing agreements with customers and suppliers and delayed entry into new agreements with prospective customers and suppliers; and

•	the diversion of management’s attention from day-to-day business as a result of the need to deal with integration issues.

As a result of these difficulties, the actual synergies generated by the Transaction may be less, and may take longer to realise, than is currently expected.

1.4	The Transaction may not maximise the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either Reuters or Thomson could have achieved on its own.

One of the principal reasons for the Transaction is to maximise the growth potential of Thomson Reuters beyond the level that either Reuters or Thomson could have achieved on its own. Achieving this growth potential is dependent upon a number of factors, many of which will be beyond the control of Thomson Reuters. Thomson Reuters may not be able to pursue successfully innovative product development opportunities or enhance the quality and competitiveness of Thomson Reuters product offerings to the extent anticipated. The inability to realise the full extent of the anticipated growth opportunities from the Transaction, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, operating results and financial strength of Thomson Reuters. As a result, Reuters Shareholders might achieve more value over the long-term if Reuters were to pursue its existing strategy as a stand-alone entity or a sale to, or a business combination with, an entity other than Thomson.
PR Annex III, 2

1.5	The value of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will be related to the economic performance of Thomson Reuters.

The dividends, capital returns and the value of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will be related to the economic performance of the Thomson Reuters business. For example, economic returns on the shares of each company will be dependent on the economic performance of Thomson Reuters and the Thomson Reuters Board will consider the perspective of Thomson Reuters as a whole in declaring dividends on Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares.
PR Annex III, 2

1.6	The trading prices of the Thomson Reuters PLC Shares and the Thomson Reuters Corporation Shares may not be the same and the difference between them may be material.

PR Annex I,
9.2.3

Notwithstanding that the economic interests of the Thomson Reuters PLC Shares and the Thomson Reuters Corporation Shares will be aligned in accordance with the Equalization Ratio, the trading prices of the Thomson Reuters PLC Shares and the Thomson Reuters Corporation Shares may not be the same (when adjusted for the applicable exchange rate) and the difference between them may be material. The difference may arise for various reasons, including the characteristics of the markets in which they trade, such as trading volumes and currencies.

1.7	The DLC structure may be adversely affected by changes to legislation and regulations.

The DLC structure has been developed on the basis of existing law and policies of regulatory authorities in Canada, the United Kingdom and the United States. Changes to such laws or policies (including changes to tax laws) may impact upon, or alter the rights, benefits or protections afforded to, each of Thomson Reuters PLC and Thomson Reuters Corporation and their respective shareholders under the DLC structure.

1.8	The DLC structure involves risks and costs not associated with more common acquisition structures.

The DLC structure is a relatively uncommon way of acquiring a company and it involves different issues and risks from those associated with other more common acquisition structures. The Transaction will be implemented by means of contracts between Thomson Reuters PLC and Thomson Reuters Corporation and provisions in their organisational documents and not by operation of a takeover bid for Reuters or a merger or amalgamation of the two companies. The legal effect of these contractual rights may be different from the legal effect of a takeover, merger or amalgamation and there may be difficulties in enforcing them. In addition, certain of the contracts between Thomson Reuters PLC and Thomson Reuters Corporation provide that they are enforceable only by the two companies and not directly by their shareholders. Nevertheless, shareholders of either Thomson Reuters PLC or Thomson Reuters Corporation may challenge the validity of the contracts or their lack of standing to enforce rights under these contracts, and courts may interpret or enforce these contracts in a manner inconsistent with the provisions and intentions of the companies expressed in the DLC Documents.

There is uncertainty as to the enforceability of provisions of the DLC Documents, including those relating to an insolvency of one company or both companies. For example, in the event of an insolvency of Thomson Reuters PLC, Thomson Reuters Corporation must take actions to restore Economic Equivalence as between the shares of the two companies. There is no assurance that a court would interpret or enforce that obligation in a manner consistent with the terms of the DLC Documents and the intentions of the companies expressed therein.

Thomson Reuters will have two parent companies, both of which will be publicly listed, and will comply with both Canadian and UK corporate law and different regulatory and stock exchange requirements in Canada, the United Kingdom and the United States. This is likely to require more administrative time and cost than is currently the case for either company.

1.9	Each of Thomson Reuters PLC and Thomson Reuters Corporation will be exposed to the credit risk of the other.

In light of the Cross-Guarantees, each of Thomson Reuters PLC and Thomson Reuters Corporation will be exposed to the credit risk of the other. For example, if Thomson Reuters Corporation is unable or fails to pay its contractual indebtedness or other obligations, a creditor under that contract may require Thomson Reuters PLC to pay all amounts due.
PR Annex I,
9.2.3

1.10	Changes in the tax residence of Thomson Reuters PLC or Thomson Reuters Corporation could cause adverse tax consequences for Thomson Reuters.

It is intended that Thomson Reuters PLC will remain resident only in the UK for tax purposes and that Thomson Reuters Corporation will remain resident only in Canada for tax purposes. However, if Thomson Reuters PLC were to cease to be resident solely in the UK and/or Thomson Reuters Corporation were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in HMRC and/or CRA practice), this could cause adverse tax consequences for Thomson Reuters.

1.11	If Thomson Reuters PLC were classified as a passive foreign investment company under US federal income tax laws, it could have adverse tax consequences for US shareholders of Thomson Reuters PLC Shares (including those represented by Thomson Reuters PLC ADSs).

Special rules apply to certain US shareholders that own shares in a non-US corporation that is classified as a passive foreign investment company (“PFIC”). Thomson and Reuters do not believe that Thomson Reuters PLC will be a PFIC for the current taxable year and, based on the strategy for the Thomson Reuters business, do not expect Thomson Reuters PLC to become a PFIC in the foreseeable future. However, the application of the PFIC rules to the DLC structure is uncertain and involves some risk that the IRS will consider Thomson Reuters PLC to be a PFIC. The PFIC rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of dividends received and gains realised by a US shareholder of Thomson Reuters PLC. Accordingly, US shareholders of Thomson Reuters PLC are urged to consult their tax advisers concerning the potential application of PFIC rules to their particular circumstances. See Section 3 of Part XIX of this document for further details on PFIC classification.

1.12	US shareholders of Thomson Reuters PLC Shares who do not hold their shares through Thomson Reuters PLC ADSs might not qualify for special reduced withholding rates on payments of future dividends from Thomson Reuters PLC.

Currently, US shareholders of Reuters Shares generally qualify for special reduced withholding rates with respect to the payment of dividends from Reuters. As a result of the Transaction, however, it is not entirely clear whether US shareholders of Thomson Reuters PLC Shares would be able to continue to qualify for such special reduced withholding rates with respect to the payment of dividends from Thomson Reuters PLC. The Transaction should not affect the ability of US shareholders that hold Thomson Reuters PLC Shares represented by Thomson Reuters PLC ADSs to qualify for these special reduced withholding rates, assuming Thomson Reuters PLC is not considered a PFIC.

1.13	Reuters Founders Share Company will hold a Founders Share in each of Thomson Reuters PLC and Thomson Reuters Corporation and may be in a position to affect the governance and management of Thomson Reuters.

Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company will hold a Founders Share in each of Thomson Reuters PLC and Thomson Reuters Corporation. The interest of Reuters Founders Share Company in safeguarding the Reuters Trust Principles may conflict with other business objectives of Thomson Reuters, impose additional costs or burdens on Thomson Reuters or otherwise affect the management and governance of Thomson Reuters. In addition, the Founders Shares will enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters PLC or Thomson Reuters Corporation threaten the Reuters Trust Principles. As a result, Reuters Founders Share Company may prevent a change of control (including by way of a takeover bid or similar transaction) of Thomson Reuters in the future. The effect of these rights of Reuters Founders Share Company may be to limit the price that investors are willing to pay for Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares.

1.14	Provisions in the DLC Documents that are designed to ensure that shareholders of Thomson Reuters PLC and Thomson Reuters Corporation are treated on an equivalent basis with respect to takeover bids and similar transactions may prevent or discourage takeover bids or similar transactions.

Reuters and Thomson believe that it is essential to the implementation and operation of the DLC structure that holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares be treated on an equivalent basis with respect to any takeover bid or similar transaction for such shares. Accordingly, the DLC Documents contain provisions that are intended to impede a person from making a takeover bid or similar transaction for shares of one company without making an equivalent takeover bid or similar transaction for shares of the other company. The effect of these provisions may be to limit the price that investors are willing to pay for Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares if these provisions are viewed as preventing or discouraging takeover bids or similar transactions for shares of either company.
PR Annex I,
9.2.3

1.15	The rights and privileges of Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders will be governed by different laws and regulations.

PR Annex I, 9.2.3

English law and the Thomson Reuters PLC Articles will govern Thomson Reuters PLC and its relations with its shareholders. Ontario law and the Thomson Reuters Corporation Articles and Thomson Reuters Corporation By-laws will govern Thomson Reuters Corporation and its relations with its shareholders. Although the rights and privileges of shareholders of Thomson Reuters PLC will be comparable to those of shareholders of Thomson Reuters Corporation, particularly taking into account the effects of the DLC structure, their respective rights and privileges will differ in certain respects due to differences between English law and regulations and Ontario law and regulations and between the Thomson Reuters PLC Articles and the Thomson Reuters Corporation Articles and Thomson Reuters Corporation By-laws.

2.	Risks related to the business and operations of Thomson Reuters
PR Annex I, 4

2.1	Thomson Reuters may be adversely affected by changes in the general economy.
PR Annex I, 20.4.3

The performance of Thomson Reuters will depend on the financial health and strength of its customers, which in turn will be dependent on the general economies in its major markets in North America, Europe and Asia. A downturn in the financial markets, a recession in one or more of the countries in which Thomson Reuters will operate or significant trading market disruptions or suspensions could adversely affect its business, in particular the financial information businesses of Thomson Reuters. On an unaudited pro forma consolidated basis, approximately 60 per cent. of Thomson Reuters revenues for the financial year ended 31 December 2006 were derived from financial information businesses. Cost-cutting by customers in response to a weak economic climate may also adversely affect Thomson Reuters financial results.

2.2	Thomson Reuters will operate in highly competitive markets and may be adversely affected by this competition.

The information and news industries are highly competitive and Thomson Reuters will have established competitors. Many principal competitors will have substantial financial resources, recognised brands, technological expertise and market experience. Thomson Reuters competitors are also expected to enhance continuously their products and services, develop new products and services and invest in technology to better serve the needs of their existing customers and to attract new customers. The Thomson Reuters Proposed Directors expect a number of Thomson Reuters competitors to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. Thomson Reuters may also face competition from internet service companies and search providers that could pose a threat to some of its businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services. Competition may require Thomson Reuters to reduce the price of its products and services or make additional capital investments that would adversely affect profit margins. If Thomson Reuters is unable or unwilling to do so, it may lose market share and its financial results may be adversely affected.
PR Annex I,
9.2.3

2.3	Thomson Reuters may be adversely affected by changes in legislation and regulation.

Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the United Kingdom, Canada and other jurisdictions may impose limits on Thomson Reuters collection and use of certain kinds of information and its ability to communicate such information effectively to its customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect Thomson Reuters.

In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect the results of Thomson Reuters. Thomson Reuters will operate in many countries worldwide and its earnings will be subject to taxation in many different jurisdictions and at different rates. Thomson Reuters will seek to organise its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. Tax laws that apply to Thomson Reuters may be amended by the relevant authorities, for example, as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to Thomson Reuters, may adversely affect its results.

2.4	Increased accessibility to free or relatively inexpensive information sources may reduce demand for the products and services of Thomson Reuters.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Public sources of free or relatively inexpensive information may reduce demand for the products and services of Thomson Reuters. Although Reuters and Thomson believe their information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’

workflows, the financial results of Thomson Reuters may be adversely affected if its customers choose to use these public sources as a substitute for Thomson Reuters products or services.

2.5	Thomson Reuters may be unable to derive fully the anticipated benefits from its existing or future acquisitions, joint ventures, investments or dispositions.

Reuters and Thomson have acquired, invested in and/or disposed of, and in the future Thomson Reuters may seek to acquire, invest in and/or dispose of, various companies and businesses. In the future, Thomson Reuters may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to it from a commercial perspective. In addition, competition for acquisitions in the industries in which Thomson Reuters will operate is escalating, which could increase costs of acquisitions or cause Thomson Reuters to refrain from making certain acquisitions. Thomson Reuters may also be subject to increasing regulatory scrutiny from competition and antitrust authorities. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon Thomson Reuters ability to integrate the products and services, technology, administrative functions and personnel of these businesses into its segments in an efficient and effective manner. It cannot be assured that Thomson Reuters will be able to do so or that its acquired businesses will perform at anticipated levels. If Thomson Reuters is unable to successfully integrate acquired businesses, the anticipated revenues and profits may be lower. Reuters and Thomson’s strategies have also historically resulted in decisions to dispose of assets or businesses that were no longer aligned with their strategic objectives. Reuters and Thomson have expended, and continue to expend, costs and management resources in an effort to complete these divestitures. Any failures or delays in completing divestitures could have an adverse effect on Thomson Reuters financial results and on its ability to execute its strategy.

2.6	If Thomson Reuters is unable to develop new products, services, applications and functionalities to meet its customers’ needs, attract new customers or expand into new geographic markets, its ability to generate additional revenues may be adversely affected.

The information and news services industries are undergoing rapid evolution. The growth strategy of Thomson Reuters involves developing new products, services, applications and functionalities to meet its customers’ needs for critical information solutions and maintaining a strong position in the sectors that it will serve. Thomson Reuters will need to anticipate and respond to its customers’ needs in order to improve its competitiveness. In addition, Thomson Reuters plans to grow by attracting new customers and expanding into new geographic markets. It may take a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If Thomson Reuters is unable to do so, its ability to generate additional revenues may be adversely affected.

2.7	Thomson Reuters will rely heavily on network systems and the Internet and any failures or disruptions may adversely affect its ability to serve its customers.

Thomson Reuters will be dependent on the ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the capacity, reliability and security of its electronic delivery systems and the Internet. Any significant failure or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause Thomson Reuters systems to operate slowly or interrupt service for periods of time and could have a material adverse effect on its business and results of its operations. The ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. These events could adversely affect Thomson Reuters ability to store, handle and deliver data and services to customers.

The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include:

•	the emergence of proprietary data feeds from other markets;

•	high market volatility;

•	decimalisation;

•	reductions in trade sizes resulting in more transactions;

•	new derivative instruments;

•	increased automatically-generated algorithmic and programme trading;

•	market fragmentation resulting in an increased number of trading venues; and

•	multiple listings of options and other securities.
PR Annex I,
9.2.3

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While Thomson Reuters will implement a number of capacity management initiatives, there can be no assurance that it and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

2.8	Thomson Reuters will be dependent on third parties for information and other services and may not be able to maintain agreements with these parties and the services provided by third parties may not be performed adequately, which may reduce profit margins or market share.

Thomson Reuters will obtain significant information through licensing arrangements with content providers. Some content providers may seek to increase licensing fees for providing their proprietary content. If Thomson Reuters is unable to renegotiate commercially acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, it may be required to reduce profit margins or experience a reduction in its market share.

2.9	Operating internationally involves challenges that Thomson Reuters may not be able to meet and that may adversely affect Thomson Reuters ability to grow.

PR Annex I,
9.2.3

There are certain risks inherent in doing business internationally which may adversely affect Thomson Reuters ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of Thomson Reuters products and services, lack of recognition of its brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where Thomson Reuters may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause Thomson Reuters actual results to differ materially from expected results. However, there are also advantages to operating internationally, including a proportionately reduced exposure to the market developments of a single country or region.

2.10	Thomson Reuters may be unable to realise all of the anticipated cost savings and operating efficiencies from its initiatives designed to make it a more integrated group.

Thomson Reuters will pursue initiatives designed to make it a more integrated operating group and achieve targeted savings and operating efficiencies, similar to the Reuters Core Plus Programme and the THOMSONplus programme. These programmes involve investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform development, customer administration and data centre rationalisation. To accomplish these initiatives, costs must be incurred primarily related to technology, restructuring and consulting services. There is a risk that Thomson Reuters will not achieve the targeted savings and operating efficiencies as quickly as anticipated, or at all and the future expenses associated with these initiatives may exceed expected levels.

2.11	The goodwill of Thomson Reuters will be key to its ability to remain a trusted source of information and news.

The integrity of Thomson Reuters reputation is key to its ability to remain a trusted source of information and news. Failure to protect the Reuters or Thomson brands or failure to uphold the Reuters Trust Principles may adversely impact Thomson Reuters credibility as a trusted supplier of content and may have a negative impact on its information and news business.

2.12	Thomson Reuters may be subject to impairment losses that would reduce its reported assets and earnings.

Goodwill and identifiable intangible assets will comprise a substantial portion of the total assets of Thomson Reuters. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that Thomson Reuters reduce its carrying value and recognise an impairment charge, which would reduce its reported assets and earnings in the year the impairment charge is recognised.

2.13	Significant investments in technology by Thomson Reuters may not increase its revenues or decrease its operating costs, which may adversely affect its financial results.

Thomson Reuters plans to continue to make significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitisation of content. It cannot be assured that these significant investments in technology will be able to increase revenues or decrease operating costs and this may adversely affect Thomson Reuters financial results.

2.14	The customers of Thomson Reuters may become more self-sufficient, which may reduce demand for its products and services and adversely affect its financial results.

The customers of Thomson Reuters may decide to develop independently certain products and services that they currently obtain from Thomson Reuters including through the formation of consortia. To the extent that customers become more self-sufficient, demand for the products and services of Thomson Reuters may be reduced which may adversely affect its financial results.

PR Annex I, 6.4

2.15	The intellectual property rights of Thomson Reuters may not be adequately protected, which may adversely affect its financial results.

Many of the products and services of Thomson Reuters will be based on information delivered through a variety of communication modes, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Thomson Reuters will rely on agreements with its customers and patent, trademark, copyright and other intellectual property laws to establish and protect its proprietary rights in its products and services. Third parties may be able to copy, infringe or otherwise profit from the proprietary rights of Thomson Reuters without authorisation and the Internet may facilitate these activities. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for Thomson Reuters in protecting its proprietary rights in content delivered through these means. Thomson Reuters will also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. It cannot be assured that Thomson Reuters will have adequate protection of its intellectual property rights. If Thomson Reuters is not able to protect its intellectual property rights, its financial results may be adversely affected.

2.16	The credit ratings of Thomson Reuters PLC and Thomson Reuters Corporation may be downgraded, or there may be adverse conditions in the credit markets, which may impede Thomson Reuters access to the debt markets or raise its borrowing rates.

PR Annex I,
9.2.3

Access to financing for Thomson Reuters will depend on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. The credit ratings of Thomson Reuters PLC and Thomson Reuters Corporation may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, the deterioration in general economic and business conditions and adverse publicity. Any downgrades in the credit ratings of Thomson Reuters PLC or Thomson Reuters Corporation may impede Thomson Reuters access to the debt markets or raise its borrowing rates.

2.17	Thomson Reuters may operate in an increasingly litigious environment, which may adversely affect its financial results.

Thomson Reuters may become involved in legal actions and claims arising in the ordinary course of business. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position and results of operations of Thomson Reuters.

Thomson Reuters will be significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of ‘business method patents’ issued by the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that Thomson Reuters could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market and Thomson Reuters could be required to compensate the party bringing the suit either by a damages claim or through ongoing licence fees or other fees, and such compensation could be significant, in addition to the legal fees that would be incurred defending such a claim.
PR Annex I,
9.2.3

2.18	Currency fluctuations and interest rate fluctuations may have a significant impact on the reported revenues and earnings of Thomson Reuters.

The financial statements of Thomson Reuters will be expressed in US dollars and will, therefore, be subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than its reporting currency. It is anticipated that Thomson Reuters will receive revenue and incur expenses in many currencies and will thereby be exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the consolidated financial statements of Thomson Reuters. In addition, an increase in interest rates from current levels could adversely affect the results of Thomson Reuters in future periods.

2.19	If Thomson Reuters does not continue to recruit and retain high quality management and key employees, it may not be able to execute its strategy.

The completion and execution of the strategy of Thomson Reuters depends on its ability to continue to recruit and retain high quality management and other employees across all of its businesses. Thomson Reuters will compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. Thomson Reuters may not be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for its businesses and this may adversely affect its ability to execute its strategy.

2.20	Thomson Reuters will have significant funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters.

Thomson Reuters will have significant funding obligations in respect of various pension and other post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisers. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While Reuters and Thomson believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses for Thomson Reuters.
PR Annex I, 18.3

2.21	Woodbridge will control Thomson Reuters and will be in a position to affect Thomson Reuters governance and operations.

Based on the issued share capital of Reuters (on a fully diluted basis) and Thomson as of 22 February 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent. For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters Shareholders without the consent of other shareholders, including, among other things, the election of the Thomson Reuters Board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of

Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or takeover. The effect of this control may be to limit the price that investors are willing to pay for Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares.

PART III

LETTER FROM THE REUTERS CHAIRMAN

Reuters Group PLC
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP

Registered in England and Wales No. 3296375

29 February 2008

To the holders of Reuters Shares and Reuters ADSs and, for information only, to holders of options or awards under the Reuters Share Schemes

Dear Shareholder,

RECOMMENDED TRANSACTION

1.	Introduction

On 15 May 2007, Reuters Group PLC agreed, subject to shareholder and court approval, to be acquired by Thomson by implementing the DLC structure.

You are cordially invited to attend an Extraordinary General Meeting and a Court Meeting of the shareholders of Reuters, which will be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, on 26 March 2008, beginning at 10:00 a.m. (London time), where Reuters will ask whether you approve the resolutions to implement the Transaction.

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals. Based on Closing Prices on 22 February 2008, the latest practicable date before publication of this document, the approximate market capitalisations of Thomson and Reuters were £11.3 billion and £7.5 billion, respectively. The Transaction brings together two highly complementary businesses, both across geographies and across products. Thomson Reuters will provide trusted content and technology platforms to customers in the financial, legal, tax and accounting, healthcare and scientific sectors. Thomson Reuters will be organised into two divisions: Markets (the existing Reuters business and Thomson Financial) and Professional (Thomson’s existing non-financial business segments).

Shareholders of Thomson Reuters will benefit from the value created by more diversified revenue streams and a larger capital base. Reuters and Thomson also anticipate that the Transaction will, in addition to potential revenue growth generated by Thomson Reuters, generate synergies at an annual run rate in excess of US$500 million by the end of the third year after closing of the Transaction from areas such as shared technology platforms, third party content and corporate services.

The Transaction preserves and reinforces the principles fundamental to Reuters. The Reuters Trust Principles commit Reuters to independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company, which has a duty to ensure that the Reuters Trust Principles are observed, has resolved to support Thomson’s acquisition of Reuters conditional on Thomson’s commitment to adopt and uphold, and undertakings from Thomson’s controlling shareholder (Woodbridge) to support, the Reuters Trust Principles in relation to Thomson Reuters. Extraordinary voting powers, similar to those it now has in Reuters, will enable Reuters Founders Share Company to safeguard the Reuters Trust Principles for the future.

The Thomson Corporation, a Canadian company, is one of the world’s leading information services providers. Thomson serves customers principally in the legal, financial services, tax, accounting, scientific research and healthcare sectors. Thomson’s revenues in 2007 (excluding all discontinued operations)

were approximately US$7.3 billion and it derived approximately 81 per cent. of its revenues from subscription and other similar contractual arrangements, which are generally recurring in nature. In 2007, Thomson derived 83 per cent. of its revenues from operations in North America.

2.	Summary of the terms of the Transaction

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed — Thomson Reuters PLC, a new English company in which existing Reuters Shareholders will receive ordinary shares as part of their consideration in the Transaction, and The Thomson Corporation, which will be renamed Thomson Reuters Corporation. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Similar DLC structures have been successfully implemented by a number of other major international groups, including BHP Billiton, Carnival, Rio Tinto and Unilever.

As consideration in the Transaction, each Reuters Shareholder will be entitled to receive, for each ordinary share of Reuters held at the Reorganisation Record Time, 352.5 pence in cash and 0.16 ordinary shares of Thomson Reuters PLC. On closing, one ordinary share of Thomson Reuters PLC will be equivalent to one common share of Thomson Reuters Corporation under the DLC structure. Reuters ADSs will participate in the Transaction on an equivalent basis. Based on the issued share capital of Reuters (on a fully diluted basis) and Thomson as of 22 February 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent., other Thomson Shareholders will have an interest of approximately 23 per cent. and Reuters Shareholders will have an interest of approximately 24 per cent. The aggregate cash consideration payable to Reuters Shareholders will be approximately £4.5 billion. Thomson will fund this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its credit facility. Based on the closing Thomson share price of C$48.46 on the TSX and the applicable C$/£ exchange rate on 3 May 2007, which was the last business day before the commencement of the “offer period” within the meaning of the City Code, each Reuters Share was valued at approximately 705 pence and the entire existing issued share capital of Reuters was valued at approximately £8.9 billion (by reference to the issued share capital of Reuters as at 3 May 2007).

Save as set out in Section 5 of Part VI, Reuters Shareholders (other than certain Overseas Shareholders, including Reuters ADS Holders) may elect to receive Loan Notes instead of all or part of the cash to which they would otherwise have been entitled under the terms of the Transaction on the basis of £1 in nominal amount of Loan Notes for every £1 in cash.

Thomson Reuters PLC is offering a share dealing facility to eligible holders who (i) are registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs at both 21 February 2008 and immediately prior to the Reorganisation Record Time, and (ii) are not executive officers, directors or other affiliates of Reuters, Thomson Reuters PLC or Thomson, under which all (but not less than all) of the Thomson Reuters PLC Shares which such shareholders receive under the Scheme (including those represented by Thomson Reuters PLC ADSs) may be sold on their behalf without incurring any dealing or settlement charges. Participation in the Dealing Facility is completely voluntary. Eligible holders who elect not to participate may elect to retain their Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs or to use other means to sell them outside of the Dealing Facility. The Dealing Facility cannot be used to buy additional Thomson Reuters PLC Shares.

LR Annex III,
5.1.2

On the Effective Date, assuming that all outstanding in-the-money share options and other share-based awards granted by Reuters have vested or been exercised, Thomson and Reuters estimate that approximately 202,383,691 Thomson Reuters PLC Shares will be issued to Reuters Shareholders in exchange for their Reuters Shares.

The Transaction has been cleared by antitrust regulators in Europe, Canada and the United States and the only significant conditions to closing that remain are the approvals of shareholders of Reuters and Thomson and requisite court approvals in England and Ontario, Canada. If shareholders of the two companies approve the Transaction and the requisite court approvals are obtained, we expect that closing will occur on or about 17 April 2008.

In order to obtain antitrust clearances for the Transaction, Thomson has agreed to sell a copy of the Thomson Fundamentals (Worldscope) databases and Reuters has agreed to sell a copy of the Reuters

Estimates, Reuters Aftermarket Research and Reuters Economic (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. Thomson and Reuters are in early stage discussions with several potential buyers, and expect to complete the sales promptly after completion of the Transaction.

3.	Board and management

The Thomson Reuters PLC board and the Thomson Reuters Corporation Board will be identical in composition, as will the senior executive management team of each company.

Reuters Chief Executive Officer, Tom Glocer, will become Chief Executive Officer of Thomson Reuters at the Effective Date. Thomson President and Chief Executive Officer, Richard J. Harrington will retire at the Effective Date. Robert Daleo, currently Chief Financial Officer of Thomson, will become Chief Financial Officer; Jim Smith, currently Chief Operating Officer of Thomson, will become Chief Executive Officer of the Professional division; Devin Wenig, currently Chief Operating Officer of Reuters, will become Chief Executive Officer of the Markets division; and Michael Wilens, currently Chief Technology Officer of Thomson, will become Executive Vice President of Strategy, Technology and Innovation. Other members of the senior management team will include Gustav Carlson (currently Senior Vice President, Chief Marketing & Communications Officer of Thomson) as Chief Marketing & Communications Officer, Stephen Dando (currently Group Human Resources Director of Reuters) as Chief Human Resources Officer and Deirdre Stanley (currently Senior Vice President and General Counsel of Thomson) as General Counsel.

David Schlesinger (currently Editor-in-Chief of Reuters) will be Editor-in-Chief of Reuters News.

The Chairman will be David Thomson (currently Chairman of Thomson) and the Deputy Chairmen will be W. Geoffrey Beattie (currently Deputy Chairman of Thomson) and Niall FitzGerald (currently Chairman of Reuters), who will also serve as the Senior Independent Director.

Please see Section 3 of Part X of this document for further details of the Thomson Reuters Proposed Directors.

4.	Annual general meetings and accounts

On the Effective Date, Reuters listing on the Official List will be cancelled. Consequently, Reuters will not convene an annual general meeting in respect of the financial year ended 31 December 2007 and, in light of the substantial disclosure on Reuters and the DLC structure in this document, Reuters Directors do not currently anticipate despatching the annual report and accounts of Reuters for the financial year ended 31 December 2007 to Reuters Shareholders. Reuters will, however, file its annual report and accounts for the financial year ended 31 December 2007 in accordance with applicable disclosure requirements. Reuters or Thomson Reuters PLC will also be filing an annual report on Form 20-F for that year. Reuters Shareholders will, after the Effective Date, be invited to the inaugural shareholder meeting of Thomson Reuters PLC (which will be held contemporaneously with the annual general meeting of Thomson Reuters Corporation), which the Thomson Reuters Proposed Directors anticipate will take place in Toronto, Canada on 7 May 2008. Facilities will be made available in London for Thomson Reuters PLC Shareholders to attend the meeting. As Thomson Reuters will have a significant shareholder base in both the United Kingdom and Canada, the Thomson Reuters Proposed Directors plan to rotate the location of the annual general meetings of Thomson Reuters between Canada and the United Kingdom each year. The 2009 annual general meetings will be in London.

5.	Employees and employee share schemes

Thomson Reuters will offer employees the benefit of a larger operating platform and a business of greater international size and scope and Thomson has confirmed that the existing employment rights of Reuters employees will be fully safeguarded. The effect of the Scheme in relation to Reuters Share Schemes is described in Section 1.5 of Part VII of this document.

6.	Reuters Meetings
LR 13.3.1(2)

The Scheme will require the approval of Reuters Shareholders at the Court Meeting and at the separate Extraordinary General Meeting, both of which will be held on 26 March 2008 at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP. The Court Meeting is being held at the direction of the Court to seek the approval of Reuters Shareholders for the Scheme. The Extraordinary General Meeting is being convened to enable the Reuters Directors to implement the Scheme and to amend the Reuters Articles as described in Section 2.2 of Part XX of this document. Notices of both the Court Meeting and the Extraordinary General Meeting are set out at the end of this document.

Further details of the Reuters Meetings are given in Section 8 of Part VI of this document.

Holders of Reuters ADSs should refer to Section 2.4 of Part XIX of this document for information relevant to such holders.

6.1	Court Meeting

The Court Meeting has been convened for 10.00 a.m. (London time) on 26 March 2008 to enable the Reuters Shareholders to consider and, if thought fit, approve the Scheme. The approval required at the Court Meeting is a simple majority in number representing three-fourths in value of the Reuters Shares held by those Reuters Shareholders present and voting in person or by proxy.

6.2	Extraordinary General Meeting

The Extraordinary General Meeting has been convened for the same date (to be held immediately after the Court Meeting) to consider and, if thought fit, approve:

(a)	special resolutions approving items necessary or desirable for the implementation of the Transaction, including:

•	approving the reorganisation of Reuters share capital as described in Section 2.1 of Part XX of this document;

•	amending the Reuters Articles in the manner described in Section 2.2 of Part XX of this document;

•	approving the cancellation of the Scheme Shares and subsequent issue of new Reuters Shares to TR (2008) and Thomson Reuters PLC in accordance with the Scheme; and

•	approving the Thomson Reuters PLC Reduction of Capital; and

(b)	ordinary resolutions to:

•	approve the waiver by the Panel of the requirement of Woodbridge to make a general offer, which would otherwise be required under Rule 9 of the City Code; and

•	approve the adoption of the Thomson Reuters Share Plans.

6.3	Reorganisation of Reuters share capital
LR 13.3.1
(1), (2), (3)

The reorganisation is designed merely to ensure that the required steps for a scheme of arrangement can be applied such that Reuters Shareholders receive the appropriate consideration. For further details see Section 2.7 of Part VI of this document.

6.4	Amendments to Reuters Articles
LR 13.3.1
(1), (2), (3)

The EGM Resolutions contain provisions which will avoid any person (other than an Employee Benefit Trust, Thomson Reuters PLC or TR (2008), (or their nominees or any of their subsidiaries)) holding Reuters Shares after dealings in such shares have ceased on the LSE. For further details see Section 2.5 of Part VI of this document.

6.5	Cancellation of the Scheme Shares
LR 13.3.1
(1), (2), (3)

It is proposed that, under the Scheme, all the issued Scheme Shares and the Reuters Founders Share as at the Reorganisation Record Time will be cancelled. New Reuters Ordinary Shares will be issued by Reuters to TR (2008) and Thomson Reuters PLC so that the entire issued share capital of Reuters is held by TR (2008), Thomson Reuters PLC and Employee Benefit Trusts. For further details see Section 2.4 of Part VI of this document.

6.6	Thomson Reuters PLC Reduction of Capital
LR 13.3.1
(1), (2), (3)

It is currently anticipated that, shortly following the Effective Date, Thomson Reuters PLC will implement the Thomson Reuters PLC Reduction of Capital. The Thomson Reuters PLC Reduction of Capital is being implemented to create distributable reserves in Thomson Reuters PLC. For further details see Section 3 of Part VI of this document.

6.7	Rule 9 waiver
LR 13.3.1
(1), (2), (3)

Under Rule 9 of the City Code, any person who acquires an interest in shares which carry 30 per cent. or more of the voting rights of a company subject to the City Code, is normally required to make a general offer to all remaining shareholders to acquire their shares. Based on the issued share capital of Reuters (on a fully diluted basis) and Thomson and Reuters at 22 February 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent. The Panel has agreed, however, to waive the obligation for Woodbridge to make a general offer for Thomson Reuters PLC on the Effective Date, subject to the approval of the current shareholders of Thomson Reuters PLC and of the Reuters Shareholders at the EGM. Accordingly, the Waiver Resolution is being proposed at the EGM. For further details see Section 7 of Part VI of this document.

6.8	Thomson Reuters Share Plans
LR 13.3.1
(1), (2), (3)

Approval of the Reuters Shareholders for the Thomson Reuters Share Plans is being sought at the EGM. In approving the Transaction, the Thomson Shareholders will be deemed to have approved these equity based compensation plans of Thomson. A description of the principal features of these schemes is set out in Section 23 of Part XVIII of this document.

7.	Recommendation
LR 13.3.1(5)

The Reuters Directors, who have been so advised by UBS and Blackstone, consider the terms of the Transaction to be fair and reasonable. In providing advice to the Reuters Directors, UBS and Blackstone have taken into account the commercial assessments of the Reuters Directors.

The Reuters Directors believe that the terms of the Transaction (including the Scheme and all the EGM Resolutions) are in the best interests of Reuters Shareholders as a whole and unanimously recommend that Reuters Shareholders and Reuters ADS Holders vote in favour of all of the resolutions to be proposed at the Court Meeting and the EGM, as they have irrevocably agreed to do in respect of their own beneficial holdings, which on 25 February 2008 (the latest practicable date prior to the publication of this document) amounted in aggregate to 2,428,801 Reuters Shares (representing approximately 0.20 per cent. of the total number of issued Reuters Shares).

Thomson Shareholders will similarly need to approve the Transaction for it to occur, and a special meeting of Thomson Shareholders has been called for 26 March 2008. The Thomson Board has unanimously approved the Transaction and is unanimously recommending that Thomson Shareholders vote in favour of the Transaction. Since Woodbridge beneficially owns approximately 70 per cent. of the outstanding Thomson Shares, and has irrevocably committed to vote all Thomson Shares beneficially owned by it in favour of the Transaction, such approval is assured.

8.	What you need to do if you wish to approve the terms of the Transaction

You should refer to Part IV of this document which sets out in detail the approvals being sought at the EGM and Court Meeting and how you can vote in person or by proxy, whether you are a Reuters

Shareholder or a Reuters ADS Holder. For details of the Loan Note Option and Dealing Facility, please also see Part IV of this document.

If you would like any further information, please refer to the remainder of this document, especially the Explanatory Statement in Part VI of this document which provides further details concerning the Scheme.

Finally, I would encourage you not just to rely on the information contained in this letter but to read the whole of this document. This document is sizeable due to regulatory requirements, which also oblige us to print and distribute the document in hard copy. We have used renewable materials in the production of this document and we encourage you to recycle it.

I very much hope that you will agree with my own view and the unanimous recommendation of your Board that this transaction represents an exciting and historic opportunity for Reuters, and that you will therefore vote in support of the Scheme.

Yours faithfully,

Niall FitzGerald, KBE
Chairman
Reuters Group PLC

PART IV

ACTION TO BE TAKEN
LR 13.3.1(1)

1.	Introduction
LR 13.3.1(3)
LR 13.3.1(2)

The Scheme will require approval at a meeting of Reuters Shareholders convened by order of the Court to be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP at 10.00 a.m. (London time) on 26 March 2008. The approval required at this meeting is that those voting to approve the Scheme must:
Section 425(2) of
the Act

•	represent a simple majority in number of those Reuters Shareholders present and voting in person or by proxy; and

•	represent three-fourths in value of the Reuters Shares held by those Reuters Shareholders present and voting in person or by proxy.

The Scheme requires the sanction of the Court which will follow a hearing at which all Reuters Shareholders may be present and be heard in person or through representation by proxy to support or oppose the sanctioning of the Scheme. Implementation of the Scheme will also require approval by special resolution at the Extraordinary General Meeting to be held immediately after the Court Meeting, as described in Section 8 of Part VI of this document. The approval required for this resolution to be passed is a vote in favour of not less than 75 per cent. of the votes cast.

If the Scheme becomes effective, it will be binding on all holders of Scheme Shares including any holders who did not vote to approve the Scheme.

2.	Forms of Proxy

Reuters Shareholders will find enclosed with this document a blue Form of Proxy and a yellow Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the yellow Form of Proxy is to be used in connection with the Extraordinary General Meeting. Whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed thereon to Reuters Registrars, Equiniti Limited, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to Reuters Registrars, Equiniti Limited, on behalf of the chairman, at the Court Meeting. However, in the case of the Extraordinary General Meeting, if the yellow Form of Proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that Form of Proxy, it will be invalid. The completion and return of either Form of Proxy will not preclude you from attending the Court Meeting or the Extraordinary General Meeting and voting in person, if you so wish.

3.	CREST members

Reuters Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Court Meeting and Extraordinary General Meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the Euroclear UK & Ireland Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland’s specifications and must contain the information required for such instructions, as described in the Euroclear UK & Ireland Manual. The CREST Proxy Instruction regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Reuters Registrars, Equiniti Limited, (ID 7RA01) at least 48 hours prior to the Court Meeting or Extraordinary General Meeting, as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which Reuters Registrars,

Equiniti Limited, are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsor or voting service provider, should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the Euroclear UK & Ireland Manual concerning practical limitations of the CREST system and timings.

Reuters may treat as invalid a CREST Proxy Instruction in the circumstances set out in the Regulations.

Reuters Shareholders who hold their Reuters Shares in certificated or uncertificated form may also register proxy appointments and instructions electronically by logging on to the website of Equiniti Limited, www.sharevote.co.uk, where details of the procedure are set out, provided that they do so not less than 48 hours before the relevant meeting.

The transmission of a CREST Proxy Instruction or the registration of a proxy appointment or instruction electronically will not preclude you from attending the Court Meeting or Extraordinary General Meeting and voting in person, if you so wish.

If you are eligible to do so, hold your Reuters Shares through CREST and wish to make an election under the Loan Note Option, you should arrange for a TTE Instruction to be made in respect of your uncertificated shares following the instructions provided in Section 5(b) of this Part IV.

4.	Reuters ADSs Holders

If you are a registered holder of Reuters ADSs, you may instruct Deutsche Bank Trust Company Americas, as the Depositary, how to vote the Reuters Shares underlying your Reuters ADSs at the Court Meeting and/or Extraordinary General Meeting. An ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to Mellon Investor Services, Proxy Processing P.O. Box 3862, South Hackensack, NJ 07606-9562, USA (for the Business Reply Envelope for US holders) or to Mellon Investor Services, Proxy Processing P.O. Box 3865, South Hackensack, NJ 07606-3865, USA (for the Courtesy Reply Envelope for non-US holders), so that it is received as soon as possible and in any event no later than 3.00 p.m. (Eastern time) on 19 March 2008. ADS Voting Instruction Cards returned by fax will not be accepted. If you hold your Reuters ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Reuters ADSs if you wish to vote.

You may vote in person at the Court Meeting and/or the Extraordinary General Meeting if you become the registered holder of the Reuters Shares underlying your Reuters ADSs by arranging for the surrender of your Reuters ADSs in accordance with the terms and conditions of the Deposit Agreement.

5.	Loan Note Option

Holders of Reuters Shares in certificated form who wish to make an election for the Loan Note Option and who are eligible to do so should follow the procedure set out in paragraph (a) below. Holders of Reuters Shares through CREST who wish to make an election for the Loan Note Option and who are eligible to do so should follow the procedure set out in paragraph (b) below. Holders of Reuters Shares in both certificated and uncertificated form (ie through CREST) should follow the procedures set out in paragraphs (a) and (b) below for each type of holding. You will find an explanation of the terms and conditions of the Loan Note Option in Section 5 of Part VI and in Part XVII of this document.

(a)	Reuters Shares in certificated form

A green Form of Election is enclosed with this document. If you are eligible to do so and wish to make an election under the Loan Note Option, and you hold your Reuters Shares in certificated form, you should complete and return the green Form of Election.

Your completed Form of Election should be returned in accordance with the instructions printed thereon. The front of the Form of Election is printed with the return address and a pre-paid envelope, for use in the UK only, is included for your convenience. The Form of Election can also be returned by hand (during normal business hours) to Equiniti Limited, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible but, in any event, so as to be received no later than 11.00 a.m. (London time) on 14 April 2008.

(b)	Holders of Reuters Shares in uncertificated form (i.e. through CREST)

If you hold your Reuters Shares in uncertificated form and choose to elect for the Loan Note Option, you should take (or procure to be taken) the action set out below to transfer the Reuters Shares in respect of which you wish to elect for the Loan Note Option to an escrow balance, using a transfer to escrow instruction (“TTE Instruction”) specifying Equiniti Limited (in its capacity as a CREST participant under Equiniti Limited’s participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE Instruction settles no later than 11.00 a.m. on 14 April 2008.

If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm the details of your participant ID and the member account ID under which your Reuters Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to Euroclear UK & Ireland in relation to your Reuters Shares. You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE Instruction to Euroclear UK & Ireland which must be properly authenticated in accordance with Euroclear UK & Ireland’s specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

•	the ISIN number for the Reuters Shares. This is GB0002369139;

•	the number of Reuters Shares to be transferred to an escrow balance. This is the number of Reuters Shares in respect of which you wish to elect for the Loan Note Option;

•	your member account ID;

•	your participant ID;

•	the participant account ID of the escrow agent, Equiniti Limited. This is 2RA14;

•	the member account ID of the escrow agent, Equiniti Limited. This is RA846101;

•	the intended settlement date. This should be as soon as possible and in any event not later than 11.00 a.m. on 14 April, 2008;

•	the TTE Instruction should be inputted with a CREST standard delivery instruction priority of 80; and

•	your contact name and telephone number inserted in the shared note field.

After settlement of the TTE Instruction, you will not be able to access the Reuters Shares concerned in CREST for any transaction or for charging purposes. If the Scheme becomes effective in accordance with its terms, the escrow agent will cancel the Reuters Shares concerned. You are recommended to refer to the Euroclear UK & Ireland Manual for further information on the CREST procedures outlined above.

Euroclear UK & Ireland does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Reuters Shares to settle prior to 11.00 a.m. on 14 April, 2008. In this regard you are referred in particular to those sections of the Euroclear UK & Ireland Manual concerning practical limitations of the CREST system and timings.

If you elect for the Loan Note Option in respect of Reuters Shares which are held in CREST and fail to give the TTE Instruction to settle prior to 11.00 a.m. on 14 April, 2008 in accordance with the instructions set out above or if it is received by such time and date but is not valid and complete in all respects, your election for the Loan Note Option will, for all purposes, be void and you will receive cash in accordance with the terms of the Scheme as if you had not elected for the Loan Note Option.

6.	Dealing Facility

Registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs who may be eligible to make use of the Dealing Facility described in Section 6 of Part VI of this document will find a documentation pack included with this document. The Dealing Facility Instruction Booklet included in the documentation pack includes the full terms and conditions on which the Dealing Facility will be provided.

Reuters Shareholders or Reuters ADS Holders who are eligible to make use of the Dealing Facility, and wish to sell the Thomson Reuters PLC Shares or the Thomson Reuters PLC ADSs which such holders receive under the Scheme, will be able to give instructions to Equiniti Financial Services Limited (through the Depositary if such eligible holders hold Thomson Reuters PLC ADSs) to sell their holding of Thomson Reuters PLC Shares, including those represented by Thomson Reuters PLC ADSs, by following the instructions which are included in the Dealing Facility Instruction Booklet. Participation in the Dealing Facility is completely voluntary. Eligible holders who do not elect to participate will retain their Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs and may use other means to sell them outside of the Dealing Facility.

For further details on how to elect to use the Dealing Facility please refer to the Dealing Facility Instruction Booklet which is included in the Dealing Facility documentation pack sent to you if you are considered potentially eligible for the Dealing Facility.

If you believe you may be eligible to participate in the Dealing Facility, but have not received a Dealing Facility Instruction Booklet, or need further copies of the Dealing Facility Instruction Booklet or have any queries about the Dealing Facility, please call the appropriate helpline as indicated below.

Reuters Shareholders who hold their Reuters Shares in uncertificated form (but who are otherwise eligible to make use of the Dealing Facility) and who wish to make use of the Dealing Facility must convert, at their own cost, their holdings of Reuters Shares into certificated form before the Reorganisation Record Time which is currently expected to be 6.00 p.m. (London time) on 15 April 2008.

7.	Helplines

If you are a Reuters Shareholder and have any questions about this document, the Court Meeting or the Extraordinary General Meeting, or are in any doubt as to how to complete the Forms of Proxy or Form of Election, please call Equiniti Limited between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on 0871 384 2890 (from within the UK) or +44 121 415 0267 (from outside the UK). Calls will be charged at 8 pence per minute from a BT landline in respect of the “0871” number (other telephone provider costs may vary) or international rates (as the case may be). Please note that calls may be monitored or recorded and Equiniti Limited cannot provide financial advice or advice on the merits of the Scheme or the EGM Resolutions.

If you are a Reuters Shareholder and have any questions about the Dealing Facility, please call the separate Dealing Facility helpline between 8:30 a.m. and 5:30 p.m. (London time) Monday to Friday (except UK public holidays) on 0871 384 2894 (from within the UK) and +44 121 415 0260 (from outside the UK). Calls will be charged at 8 pence per minute from a BT landline in respect of the “0871” number (other telephone provider costs may vary) or international rates (as the case may be). Please note that calls may be monitored or recorded and Equiniti Limited cannot provide financial advice or advice on the merits of the Dealing Facility.

If you are a Reuters ADS Holder and have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Deutsche Bank Trust Company Americas c/o Mellon Investor Services on telephone number +1 866 282 4011 (toll free) from within the US (or, if you are calling from outside the US, on +1 201 680 6626 (toll collect)) between 9.00 a.m. and 7.00 p.m. (Eastern time) Monday to Friday. The helpline cannot provide financial advice or advice on the merits of the Scheme or the EGM Resolutions.

If you are a Reuters ADS Holder and have questions relating to the Dealing Facility, please contact Deutsche Bank Trust Company Americas c/o Mellon Investor Services on telephone number +1 877 243 3806 (toll free) from within the US (or, if you are calling from outside the US, on +1 201 680 6831 (toll collect)) between 9.00 a.m. and 7.00 p.m. (Eastern time) Monday to Friday. The helpline cannot provide financial advice or advice on the merits of the Dealing Facility.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Reuters Shareholders’ opinion. You are therefore strongly urged to complete and return your Forms of Proxy or ADS Voting Instruction Card as soon as possible, whether or not you intend to attend the meetings in person.

PART V

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION
LR 13.3.1(1), (2)
and (3)

This Part V highlights important information in this document by way of questions and answers but does not contain all of the information that may be important to Reuters Shareholders. Reuters Shareholders should carefully read this entire document and the documents incorporated by reference herein for a complete understanding of the matters that will be considered at the Court Meeting and the Extraordinary General Meeting.

1.	What are Reuters Shareholders being asked to vote on?

Reuters Shareholders are being asked to approve resolutions at both the Court Meeting and the Extraordinary General Meeting that will give effect to the Transaction. This document sets out details of the Transaction and the Scheme.

2.	What is the DLC structure?

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed. The Thomson Corporation, a Canadian company, will be renamed Thomson Reuters Corporation. Thomson Reuters PLC is a new English company, in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Key features of the DLC structure include the following:

•	Thomson Reuters PLC and Thomson Reuters Corporation will remain separate publicly-listed companies;

•	the boards of directors of the two companies will comprise the same individuals, as will the companies’ executive management;

•	shareholders of the two companies will ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies will receive equivalent cash dividends and capital distributions;

•	each parent company will guarantee all contractual obligations of the other company and other obligations as agreed; and

•	a takeover bid or similar transaction will be required to be made for shares of both companies on an equivalent basis.

Structures similar to the DLC structure have been successfully implemented by a number of other major international groups, including BHP Billiton, Carnival, Rio Tinto and Unilever.

3.	Why is Thomson proposing to acquire Reuters by implementing a DLC structure?

The DLC structure is an alternative to a share acquisition, exchange offer or more common acquisition structure. It will allow Reuters Shareholders who are required, or wish, to hold shares of a UK publicly listed company included in the FTSE UK series of indices to continue to do so, and, as a result, to continue to participate in the information services industry as shareholders of Thomson Reuters PLC. It is expected that Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices. A more common acquisition structure in which all Reuters Shareholders would receive Thomson Shares would not have afforded Reuters Shareholders this opportunity because Thomson Shares are ineligible for inclusion in the FTSE UK series of indices.

PR Annex III,
5.1.1

4.	What closing conditions are still required to be satisfied?

Required regulatory clearances from antitrust authorities in Europe, Canada and the United States have been obtained. Completion of the Transaction is now subject to certain other conditions, the most important of which are:

•	the approval of the Scheme of Arrangement by Reuters Shareholders and the Court;

•	the approval of the Thomson Arrangement by Thomson Shareholders and the Ontario Court; and

•	the absence of any action by any governmental authority that would prohibit or otherwise materially restrict, delay or interfere with the completion of the Transaction.

The conditions to completion of the Transaction are set out in full in Part XXI of this document.

5.	Is the Reuters Board recommending the Transaction?

Yes. The Reuters Board has unanimously determined that the Transaction is fair to Reuters Shareholders and is in the best interests of Reuters and is unanimously recommending that Reuters Shareholders approve the Transaction at the Court Meeting and the Extraordinary General Meeting.

6.	Is the Thomson Board recommending the Transaction?

Yes. The Thomson Board has unanimously determined that the Transaction is fair to Thomson Shareholders and is in the best interests of Thomson and is unanimously recommending that Thomson Shareholders approve the Transaction. Thomson Shareholders will be asked to vote on the Transaction at the Thomson Shareholders Meeting to be held on 26 March 2008.

7.	Has Thomson’s controlling shareholder, Woodbridge, committed to vote in favour of the Transaction?

Yes. Woodbridge has irrevocably committed to vote in favour of the Transaction and, given that the requisite approval for the Thomson Arrangement Resolution is 66 2/3 per cent. of the votes cast at the Thomson Shareholders Meeting by holders of Thomson Shares present in person or represented by proxy and entitled to vote at the meeting, the requisite approval by Thomson Shareholders is assured.

8.	What consideration will Reuters Shareholders receive as part of the Transaction?

Reuters Shareholders will receive, for each Reuters ordinary share held, 352.5 pence in cash (or Loan Notes under the Loan Note Option) and 0.16 Thomson Reuters PLC Shares. On closing, one Thomson Reuters PLC Share will be equivalent to one Thomson Reuters Corporation Share under the DLC structure.

9.	What consideration are Reuters ADS Holders receiving as part of the Transaction?

Reuters ADS Holders will receive, for each Reuters ADS held, 2,115 pence in cash and 0.16 Thomson Reuters PLC ADSs.

Holders of Reuters ADSs should refer to Section 2.4 of Part XIX of this document which contains important information relevant to such holders.

10.	Does this consideration reflect a premium for the Reuters Shares?

Yes. The consideration being offered to Reuters Shareholders and the relative interests of Reuters Shareholders and Thomson Shareholders in Thomson Reuters following the Transaction imply a share price premium for Reuters Shareholders. The amount of the premium will vary according to the relative market prices of Thomson Shares and Reuters Shares and the applicable C$/£ exchange rate at the time of closing. Based on the closing Thomson share price of C$48.46 on the TSX and the applicable C$/£ exchange rate on 3 May 2007, the day before the initial announcement by Reuters that it had received an approach in relation to a potential takeover, each Reuters Share was valued at approximately 705 pence, implying a premium of approximately 43 per cent. to the closing Reuters Share price of 492.25 pence on that date.

11.	When do Reuters and Thomson expect to complete the Transaction?

If shareholders of Reuters and Thomson approve the Transaction and the requisite approvals of the Court and the Ontario Court are obtained, Reuters and Thomson expect to complete the Transaction on or about 17 April 2008.

12.	What will happen to a Reuters Shareholder’s ordinary shares if the Transaction is completed?

The Scheme Shares will be cancelled as part of the Scheme. Reuters Shareholders will receive Thomson Reuters PLC Shares when the Scheme becomes effective, which shares will be admitted to listing on the Official List and to trading on the main market of the LSE. Under the DLC structure, shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will both have a stake in Thomson Reuters.

13.	Will Reuters Shareholders be able to attend annual general meetings of shareholders of Thomson Reuters?

Yes. On the Effective Date, Reuters listing on the Official List will be cancelled. Consequently, Reuters will not convene an annual general meeting in respect of the financial year ended 31 December 2007 and, in light of the substantial disclosure on Reuters and the DLC structure in this document, Reuters Directors do not currently anticipate despatching the annual report and accounts of Reuters for the financial year ended 31 December 2007 to Reuters Shareholders. Reuters will, however, file its annual report and accounts for the financial year ended 31 December 2007 in accordance with applicable disclosure requirements. Reuters or Thomson Reuters PLC will also be filing an annual report on Form 20-F for that year. Thomson Reuters Shareholders will, after the Effective Date, be entitled to attend and vote at the inaugural shareholder meeting of Thomson Reuters PLC, which will be held contemporaenously with the annual general meeting of Thomson Reuters Corporation in Toronto, Canada on 7 May 2008. Facilities will be made available in London for Thomson Reuters PLC Shareholders to attend the meetings. As Thomson Reuters will have a significant shareholder base in both the United Kingdom and Canada, the Thomson Reuters Proposed Directors plan to rotate the location of the annual general meetings of shareholders of Thomson Reuters between Canada and the United Kingdom each year. The 2009 annual general meetings will be in London.
PR Annex I,
18.3

14.	What will happen to a Reuters Shareholder’s dividends if the Transaction is completed?

All Thomson Reuters Shareholders, whether holding Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. Any dividends declared on Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will take into account all factors that the Thomson Reuters Board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Reuters and Thomson currently anticipate that the Thomson Reuters Board will adopt a target dividend payout ratio that is comparable to Thomson’s existing target dividend payout ratio of approximately 40 per cent. of annual free cash flow. On that basis Thomson and Reuters anticipate that the initial dividend policy of Thomson Reuters will provide for the payment of a quarterly dividend of $0.27 per share.

Thomson Reuters PLC Shareholders will receive dividends from Thomson Reuters PLC. Those dividends will be declared and paid in US dollars, although Thomson Reuters PLC Shareholders will have the option to receive dividends in pounds or Canadian dollars. In addition, Thomson Reuters PLC Shareholders in certain jurisdictions outside Canada, the US and the UK may, where practicable, have the option to receive dividends in local currencies. Thomson Reuters Corporation Shareholders will receive dividends from Thomson Reuters Corporation. Those dividends will be declared and paid in US dollars although Thomson Reuters Corporation Shareholders will continue to have the option to receive dividends in Canadian dollars or pounds. In addition, Thomson Reuters Corporation Shareholders in certain jurisdictions outside Canada, the US and the UK may, where practicable, have the option to receive dividends in local currencies.

Thomson Reuters PLC Shareholders in certain jurisdictions will be able to elect to have their dividends reinvested in additional Thomson Reuters PLC Shares. Likewise, Thomson Reuters Corporation Shareholders in certain jurisdictions will be able to elect to have their dividends reinvested in additional Thomson Reuters Corporation Shares.

For information on dividends expected to be paid in 2008, see Section 2 of Part X of this document.

15.	Will Woodbridge have voting control of Thomson Reuters if the Transaction is completed?

Yes. On 22 February 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson Shares, or approximately 70 per cent. of the outstanding Thomson Shares. Under the DLC structure, shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Reuters (on a fully diluted basis) and Thomson as of 22 February 2008 (being the latest practicable date prior to the publication of this document), Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent. and will be the controlling shareholder of Thomson Reuters.

16.	Why is Thomson Reuters adopting the Reuters Trust Principles?

As part of the Transaction, Thomson agreed to adopt and uphold, and Woodbridge undertook to support, the Reuters Trust Principles in relation to Thomson Reuters. The Reuters Trust Principles are fundamental to Reuters and include the preservation of integrity, reliability of news, development of the news business and related principles. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the Transaction. Extraordinary voting powers similar to those Reuters Founders Share Company now has in Reuters will enable Reuters Founders Share Company to safeguard the Reuters Trust Principles and thwart those whose shareholdings in Thomson Reuters threaten the Reuters Trust Principles.

17.	Are there risks associated with the Transaction that Reuters Shareholders and Reuters ADS Holders should consider in deciding whether to approve the Scheme and that potential investors should consider in deciding whether to invest in Thomson Reuters?

Yes. The Transaction is subject to a number of risks and uncertainties which Reuters Shareholders, Reuters ADS Holders and potential investors should carefully consider. Risks related to the DLC structure and other aspects of the Transaction and the future business and operations of Thomson Reuters are described in Part II of this document.

18.	What happens if Reuters Shareholders fail to approve the Transaction or receive a better offer?

Thomson and Reuters have agreed that a termination fee of £86.8 million will be payable by one to the other in limited circumstances if the Transaction does not succeed. See Section 5.1 of Part XVIII of this document for further details of the termination fee. If Reuters Shareholders fail to approve the Transaction, it will not proceed. In itself, this will not however result in Reuters having to pay a termination fee to Thomson pursuant to this agreement.

19.	What happens if Thomson Shareholders fail to approve the Transaction?

The Transaction will not proceed and Thomson will be required to pay a termination fee of £86.8 million to Reuters. Woodbridge, which, as of 22 February 2008 (being the latest practicable date prior to the publication of this document) beneficially owned an aggregate of 449,278,894 Thomson Shares or approximately 70 per cent. of the outstanding Thomson Shares, has irrevocably committed to vote in favour of the Transaction. Accordingly, the requisite approval of the Transaction by Thomson Shareholders is assured. Following the meeting of Thomson shareholders Thomson will seek the requisite approval of the Ontario Court. The Ontario Court will not approve the Transaction unless it determines, among other matters, that the Transaction is fair and reasonable.

20.	What if a Reuters Shareholder or Reuters ADS Holder has questions or needs assistance voting his or her shares?

If you are a Reuters Shareholder and you have any questions about this document, the Court Meeting or the Extraordinary General Meeting, or are in any doubt as to how to complete the Forms of Proxy, please call Equiniti Limited between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (except public holidays in the UK) on 0871 384 2890 (from within the UK) or +44 121 415 0267 (from outside the UK). Calls will be charged at 8 pence per minute from a BT landline in respect of the “0871” number (other telephone provider costs may vary) or international rates (as the case may be). Please note that calls may be monitored or recorded and Equiniti Limited cannot provide financial advice or advice on the merits of the Scheme or the EGM Resolutions.

If you are a Reuters ADS Holder and have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Deutsche Bank Trust Company Americas on telephone number +1 866 282 4011 (toll free) from within the US (or, if you are calling from outside the US, on +1 201 680 6626 (toll collect)) between 9.00 a.m. and 7.00 p.m. (Eastern time) Monday to Friday. The helpline cannot provide financial advice or advice on the merits of the Scheme or the Transaction.

21.	Will there be any tax consequences for Reuters Shareholders if the Transaction is completed?

See Section 11 of Part VI of this document for certain information on certain UK tax consequences for certain Reuters Shareholders and Section 3 of Part XIX of this document for certain information on certain US tax consequences of the Transaction for certain Reuters Shareholders.

22.	Can a Reuters Shareholder or Reuters ADS Holder elect to sell some of its Thomson Reuters PLC Shares through the Dealing Facility?

The Dealing Facility will only be available to eligible registered holders of 2,500 or fewer Reuters Shares (or the equivalent 416 or fewer Reuters ADSs) and who wish to sell their entire resulting shareholding in Thomson Reuters PLC. Reuters Shareholders will not be permitted to sell fewer than all of their Thomson Reuters PLC Shares through the facility.

23.	If a Reuters Shareholder holds more than 2,500 Reuters Shares, can it sell the Thomson Reuters PLC Shares it receives in respect of the first 2,500 Reuters Shares through the Dealing Facility?

No. The Dealing Facility will only be available to eligible registered holders of 2,500 or fewer Reuters Shares (or the equivalent 416 or fewer Reuters ADSs) who wish to sell their entire shareholding in Thomson Reuters PLC.

PART VI

EXPLANATORY STATEMENT
(In compliance with section 426 of the Companies Act)

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Registered in England No. 02035362

The Blackstone Group International Limited
40 Berkeley Square
London
W1J 5AL

Registered in England No. 03949032

29 February 2008

To the holders of Reuters Shares and Reuters ADSs and, for information only, to holders of options or awards under the Reuters Share Schemes.

Dear Shareholder

RECOMMENDED ACQUISITION OF REUTERS BY THOMSON
LR 13.3.1(1) and (3)

1.	Introduction

PR Annex III,
5.1.1

On 15 May 2007, Reuters and Thomson entered into a definitive agreement (the “Implementation Agreement”) under which Reuters agreed to be acquired by Thomson by implementing the DLC structure. The Implementation Agreement is summarised in Section 5.1 of Part XVIII of this document. Pre-conditions to the Transaction, including regulatory clearances from the European Commission and from the US anti-trust authorities, have been satisfied. Completion of the Transaction remains subject to a number of conditions, further details of which are given in Section 2.3 (Conditions) below.

The Reuters Directors have been advised by UBS and Blackstone in connection with the Transaction and the Scheme. UBS and Blackstone have been authorised by the Reuters Directors to write to you to explain the terms of the Transaction and the Scheme and to provide you with certain other relevant information.

Your attention is drawn to the letter from the Chairman of Reuters set out in Part III of this document, which forms part of this Explanatory Statement. The letter contains, among other things, the unanimous recommendation by the Reuters Directors to Reuters Shareholders and Reuters ADS Holders to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting.

The Scheme is set out in full in Part XX of this document. Your attention is also drawn to the other parts of this document including, for overseas holders of Reuters Shares and holders of Reuters ADSs, Part XIX of this document.
LR 13.3.1(1) and (3)

2.	Summary of the terms of the Transaction and the Scheme

2.1	DLC structure

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed. Thomson Reuters PLC is a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction. The Thomson Corporation is a Canadian company that will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Under the DLC structure, shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

2.2	The Transaction

The Transaction is to be effected by way of a scheme of arrangement of Reuters under section 425 of the Act. Following the Scheme becoming effective, Reuters will be an indirectly wholly-owned subsidiary of Thomson Reuters PLC (except for Reuters Shares held by an Employee Benefit Trust).

Under the terms of the Transaction, Reuters Shareholders will receive Thomson Reuters PLC Shares, credited as fully paid, and cash (or Loan Notes under the Loan Note Option) on the following basis:

for each Reuters Share	0.16 Thomson Reuters PLC Shares and 352.5 pence in cash
LR 13.3.1(9)(f)

Fractions of Thomson Reuters PLC Shares will not be allotted to Reuters Shareholders. All fractions to which Reuters Shareholders would otherwise be entitled will be aggregated and allotted and issued to a nominee appointed by Thomson Reuters PLC as nominee for such Reuters Shareholders on terms such that the nominee shall be authorised to procure that such Thomson Reuters PLC Shares are sold in the market on behalf of such Reuters Shareholders as soon as practicable after the Effective Date and the net proceeds of sale are paid to the Reuters Shareholders entitled thereto in accordance with their respective fractional entitlements.

PR Annex III,
5.1.2

Reuters ADS Holders will receive Thomson Reuters PLC ADSs credited as fully paid, and cash, on the following basis:

for each Reuters ADS	0.16 Thomson Reuters PLC ADSs and 2,115 pence in cash

Reuters ADS Holders should refer to Section 2.4 of Part XIX of this document which contains important information relevant to such holders.

Reuters Shareholders (other than certain Overseas Shareholders, including Reuters ADS Holders) may elect to receive Loan Notes instead of all or part of the cash consideration which they would otherwise receive under the terms of the Transaction.

Thomson Reuters PLC is offering a share dealing facility to eligible holders who (i) are registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs at both 21 February 2008 and immediately prior to the Reorganisation Record Time, and (ii) are not executive officers, directors or other affiliates of Reuters, Thomson Reuters PLC or Thomson, under which all (but not less than all) of the Thomson Reuters PLC Shares which such shareholders receive under the Scheme (including those represented by Thomson Reuters PLC ADSs) may be sold on their behalf without incurring any dealing or settlement charges. Participation in the Dealing Facility is completely voluntary. Eligible holders who elect not to participate may elect to retain their Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs or to use other means to sell them outside of the Dealing Facility. Further information relating to the Dealing Facility is set out in Section 6 below.

2.3	Conditions
PR Annex III,
5.1.1 and 5.2.3(g)

The Transaction and, accordingly, the Scheme are subject to a number of conditions set out in full in Part XXI of this document, including the sanction of the Scheme by the Court.
LR 13.3.1(2)

The Scheme will require approval by Reuters Shareholders at the Court Meeting and the Extraordinary General Meeting and the sanction of the Court at the First and Second Court Hearings. The Reuters Meetings and the nature of the approvals required to be given at them are described in more detail in Section 8 (Reuters Meetings) below. All Reuters Shareholders are entitled to attend the First Court Hearing in person or through representation by proxy to support or oppose the sanctioning of the Scheme.

The Scheme is also conditional on Thomson Shareholders passing the Thomson Arrangement Resolution to approve the Transaction to be proposed at the Thomson Shareholders Meeting. To be passed, the Thomson Arrangement Resolution requires the affirmative vote of at least two-thirds of the votes cast at the Thomson Shareholders Meeting by Thomson Shareholders who are present in person or represented by proxy and who are entitled to vote at the Thomson Shareholders Meeting. In addition, the Thomson Arrangement requires the approval of the Ontario Court.

The Scheme can only become effective if all conditions to the Scheme, including shareholder approvals and the sanction of the Court and the Ontario Court, have been satisfied. The Scheme will become effective upon the delivery to the Registrar of Companies of an office copy of the First Court Order for registration and the minute confirming the Reuters Reduction of Capital in relation to the Scheme being registered by the Registrar of Companies. Subject to the sanction of the Scheme by the Court, the Scheme is expected to become effective on 17 April 2008. Unless the Scheme becomes effective by not later than the Long Stop Date, or such later date as Reuters and Thomson may agree and the Court may allow, the Scheme will not become effective and the Transaction will not proceed.
LR 13.3.1(11)

2.4	The Scheme

It is proposed that, under the Scheme, all the issued Scheme Shares and the Reuters Founders Share as at the Reorganisation Record Time will be cancelled. Following the First Court Hearing and prior to the Reorganisation Record Time, Reuters may allot and issue Reuters Shares pursuant to the exercise of options or the vesting of awards under the Reuters Share Schemes. Save for the issue of the new Reuters Ordinary Shares to TR (2008) and Thomson Reuters PLC pursuant to the Scheme, Reuters will not issue any shares after the Reorganisation Record Time until the Scheme has become effective. New Reuters Ordinary Shares will be issued by Reuters to TR (2008) and Thomson Reuters PLC by capitalisation of the reserves arising from such cancellation so that the entire issued share capital of Reuters is held by TR (2008), Thomson Reuters PLC and Employee Benefit Trusts. Holders of Scheme Shares whose names appear on the register of Reuters at the Scheme Record Time, that is at 6.00 p.m. (London time) on the Business Day before the Effective Date, will receive Thomson Reuters PLC Shares, fully paid, on the basis set out in Section 2.2 above.

It is proposed that, under the Scheme, the Reuters Founders Share will be cancelled and Thomson Reuters PLC will issue a Thomson Reuters PLC Founders Share to Reuters Founders Share Company. For further details, see Part IX of this document.

2.5	Amendments to Reuters Articles
LR 13.8.10(1)

The EGM Resolutions contain provisions to amend the Reuters Articles to ensure that any Reuters Shares issued (other than to TR (2008), its nominees or any of its subsidiaries) between the approval of the EGM Resolutions at the Extraordinary General Meeting and the date on which the order sanctioning the Scheme is filed will be subject to the Scheme and, subject to the Scheme becoming effective, that any Reuters Shares issued to any person or transferred from an Employee Benefit Trust (other than under the Scheme or to TR (2008), its nominees or any of its subsidiaries) after the Reorganisation Record Time will automatically be acquired on substantially the same terms as under the Scheme, except that there will be no entitlement to elect for the Loan Note Option or use the Dealing Facility in respect of such Reuters Shares. Upon the transfer of such Reuters Shares to TR (2008), the transferor will receive 352.5 pence in cash and 0.16 ordinary shares in TR (2008) for every Reuters Share so transferred, provided that the aggregate number of ordinary shares in TR (2008) to which the transferor is entitled shall be rounded down to the nearest whole number and such transferor shall receive the sterling cash value of his residual fractional entitlement to such ordinary shares in TR (2008) (calculated by reference to the value of a Thomson Reuters PLC Share). Such ordinary shares in TR (2008) shall, in turn, be immediately transferred to Thomson Reuters PLC which will issue and allot to the transferor one fully paid up Thomson Reuters PLC Share for each ordinary share in TR (2008) so transferred. These provisions will avoid any person (other than an Employee Benefit Trust, Thomson Reuters PLC or TR (2008), its nominees or any of its subsidiaries) holding Reuters Shares after dealings in such shares have ceased on the LSE.

The EGM Resolutions also contain a provision to amend the Reuters Articles so as to permit the cancellation of the Reuters Founders Share.

2.6	Implementation Agreement

Thomson, Reuters, Woodbridge and Thomson Reuters PLC entered into the Implementation Agreement on 15 May 2007, which governs arrangements relating to the Transaction. A summary of the Implementation Agreement is set out in Section 5.1 of Part XVIII and the agreement will be on display at the times and places indicated in Section 36 of Part XVIII of this document. The Implementation Agreement includes a Break Fee to be paid by Thomson or Reuters in certain circumstances, more details of which are given in Section 5.1 of Part XVIII of this document.

2.7	Share capital reorganisation

The terms of the reorganisation of the share capital of Reuters are described in clause 2 of the Scheme, set out in Part XX of this document and in the EGM Resolutions. The reorganisation is designed merely to ensure that the required steps for a scheme of arrangement can be applied such that Reuters Shareholders receive the appropriate consideration.

The Scheme will include a reorganisation of the share capital of Reuters whereby the Scheme Shares will, in accordance with the terms of the Scheme, be subdivided and reclassified into A Shares, B Shares and C Shares. The share capital reorganisation will take effect at the Reorganisation Record Time, from which point the A Shares will carry the right to receive the cash consideration payable by TR (2008), the B Shares will carry the right to receive Thomson Reuters PLC Shares and the C Shares will carry the right to receive Loan Notes under the Loan Note Option upon the Scheme becoming effective. Each A Share shall confer upon the holder thereof the right to receive 352.5 pence in cash, each B Share shall confer upon the holder thereof the right to receive 0.16 Thomson Reuters PLC Shares and each C Share shall confer on the holder thereof the right to receive 352.5 pence in nominal amount of Loan Notes. Following the share capital reorganisation and upon the Reuters Reduction of Capital becoming effective, the A Shares, B Shares and C Shares will be cancelled and Scheme Shareholders paid cash and issued with Thomson Reuters PLC Shares and Loan Notes in proportion to their holdings of A Shares, B Shares and C Shares respectively. If, for any reason, the Reuters Reduction of Capital does not become effective within five Business Days of the Reorganisation Record Time, or such later time as Reuters and Thomson Reuters PLC may agree and the Court may allow, the share capital reorganisation described above will be reversed and Scheme Shareholders will hold such number of Reuters Shares as they held immediately prior to the Reorganisation Record Time.

3.	Thomson Reuters PLC Reduction of Capital

It is currently anticipated that, shortly following the Effective Date, Thomson Reuters PLC will implement the Thomson Reuters PLC Reduction of Capital. The Thomson Reuters PLC Reduction of Capital is being implemented to create distributable reserves in Thomson Reuters PLC. Thomson Reuters PLC Shares will initially have a nominal value of £10 each (or such lower nominal value as the directors of Thomson Reuters PLC may decide before the date on which the Court is asked to sanction the Scheme). Pursuant to the Thomson Reuters PLC Reduction of Capital, the capital of Thomson Reuters PLC will, subject to Court approval, be reduced by decreasing the nominal value of each issued and unissued Thomson Reuters PLC Share (including the Thomson Reuters PLC Shares represented by Thomson Reuters PLC ADSs) from 1000 pence (or such lower nominal value as the directors of Thomson Reuters PLC may decide before the date on which the Court is asked to sanction the Scheme) to 25 pence.

The current shareholders of Thomson Reuters PLC resolved on 22 February 2008 to reduce Thomson Reuters PLC’s capital, as described above, conditional on the Scheme becoming effective. At the Extraordinary General Meeting, the Reuters Shareholders (who will become shareholders in Thomson Reuters PLC if the Scheme becomes effective) will also be asked to approve the Thomson Reuters PLC Reduction of Capital. The Thomson Reuters PLC Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve on the balance sheet of Thomson Reuters PLC. Assuming that Thomson Reuters PLC has sufficient financial resources, this reserve will be available for future dividends and share repurchases at the discretion of the Thomson Reuters Directors.

4.	Financial effects of the Transaction
PR Annex lll,
5.3.1

The following table shows, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of the Transaction on capital value and income for a holder of 100 Reuters Shares if the Scheme had become effective on 3 May 2007 (the last Business Day before the commencement of the “offer period”, within the meaning of the City Code). The table compares the market value of Thomson Reuters PLC Shares on 3 May 2007 with the market values of Reuters Shares as at the same date.

Increase in Capital Value Under the Terms of the Transaction[1]
£

Market value of Thomson Reuters PLC Shares equivalent to 16 Thomson Shares (approximate)[2]	352.42
Cash consideration for 100 Reuters Shares	352.50

Total value of consideration in respect of 100 Reuters Shares	704.92
Market value of 100 Reuters Shares[3]	492.25
Increase / (decrease) in Capital Value	212.67

Percentage Increase in Capital Value	43.20

Increase in gross income under the terms of the Offer
Gross annual dividend income from Thomson Reuters PLC Shares[4] (equivalent to 16 Thomson Shares)	7.29
Income from cash consideration[5]	15.86

Total income in respect of consideration for 100 Reuters Shares	23.15
Gross annual dividend income from 100 Reuters Shares[6]	11.00
Increase/ (decrease) in gross income	12.15

Percentage increase in gross income	110.44

Notes:

[1]	In assessing the financial effects of receiving new Thomson Reuters PLC Shares, no account has been taken of any potential taxation liability of a Reuters Shareholder or any timing differences in the payment of dividends.

[2]	Based on the closing price of a Thomson Share of C$48.46 and an exchange rate of 2.2001 C$ to £ on 3 May 2007 (the last Business Day before the commencement of the “offer period”, within the meaning of the City Code).

[3]	The market value of Reuters Shares is based on the closing price of 492.25 pence per share on 3 May 2007 (the last Business Day before the commencement of the “offer period”, within the meaning of the City Code).

[4]	The gross dividend income from 16 Thomson Reuters PLC Shares (equivalent to 16 Thomson Shares) is based on aggregate gross dividends of US$0.905 per Thomson Share paid in respect of the twelve month period immediately prior to announcement of the Transaction, being the total of the US$0.22 second quarter dividend declared on 27 April 2006, the US$0.22 third quarter dividend declared on 28 July 2006, the US$0.22 fourth quarter dividend declared on 26 October 2006 and the US$0.245 first quarter dividend declared on 8 February 2007, and US$1.9875 to £ spot exchange rate on 3 May 2007.

[5]	The income from the cash consideration has been calculated on the assumption that the cash component is reinvested for the period of twelve months to yield 4.50 per cent. per annum, being the yield shown by the FTSE UK Gilts of five-year maturities, as published in the Financial Times on 22 February 2008 being the latest practicable day before the publication of this document).

[6]	The dividend income from 100 Reuters Shares is based on aggregated gross dividends of 11 pence per Reuters Share, being the total of the 4.10 pence gross interim dividend for the six month period ended 30 June 2006 and the 6.9 pence gross final dividend for the year ended 31 December 2006.

5.	Loan Note Option

Save as stated below, Reuters Shareholders (other than certain Overseas Shareholders, including Reuters ADS Holders) may elect to receive Loan Notes instead of all or part of the cash to which they would otherwise have been entitled under the terms of the Transaction on the basis of £1 in nominal amount of Loan Notes for every £1 in cash.

The Loan Notes shall be issued and credited as fully paid and in amounts and integral multiples of £1 nominal. No fraction of a Loan Note shall be issued to any Scheme Shareholder and the cash entitlement relating thereto shall be disregarded and not paid to such holder.

Unless Thomson Reuters PLC decides otherwise, no Loan Notes will be issued by Thomson Reuters PLC unless the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the

Loan Note Option exceeds £20 million on or before 11.00 a.m. (London time) on 14 April 2008 or such later time (if any) to which the right to make an election for the Loan Note Option is extended. If such aggregate is less than £20 million, any such election shall, unless Thomson Reuters PLC decides otherwise, be void and the relevant Reuters Shareholders will receive the cash to which they were entitled absent their election under the Loan Note Option.

The maximum aggregate nominal value of Loan Notes available under the Loan Note Option is £250 million. To the extent that Scheme Shareholders elect to receive an aggregate nominal value of Loan Notes pursuant to the Loan Note Option which exceeds that amount, the entitlement of each Scheme Shareholder who elected for the Loan Note Option will be scaled down rateably to the number of Scheme Shares in respect of which he has elected for the Loan Note Option, and each Loan Note Election will only be valid in respect of the number of Scheme Shares scaled down in this way.

The Loan Notes, which will be governed by English law and will be unsecured obligations of Thomson Reuters PLC. The Loan Notes will bear interest (from the date of issue to the relevant holder of Loan Notes) payable every six months in arrears (less any tax) on 30 June and 31 December at a rate equivalent to the lower of 5.75 per cent. per annum or one per cent. per annum below LIBOR for six month sterling deposits determined on the first Business Day of each interest period. The first interest payment date will be 31 December 2008 in respect of the period up to but excluding that date. The Loan Notes will be redeemable for cash at the option of the holders, in part or in whole, on interest payment dates, commencing on 30 June 2009. The Loan Notes will be redeemable for cash at the option of Thomson Reuters PLC or its subsidiary undertakings in whole but not part only, on 30 days’ notice in writing, if the aggregate nominal amount of Loan Notes outstanding equals or falls below either 10 per cent. of the nominal amount of the Loan Notes issued in connection with the Scheme or £20 million. Any Loan Notes outstanding on 30 June 2013 will be redeemed (together with any accrued interest) on that date. The Loan Notes will not be transferable without the prior written consent of Thomson Reuters PLC, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

A more detailed summary of the principal terms and conditions of the Loan Notes is set out in Part XVII of this document. Instructions on how to make an election under the Loan Note option are set out in Part IV of this document.

A summary of certain UK tax consequences for certain Reuters Shareholders who validly elect for the Loan Note Option is contained in Section 11.1 below. The summary is intended as a general guide only and if you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

Perella Weinberg has advised that, based on the market conditions as at close on 22 February 2008 (the latest practicable date prior to the publication of this document), the value of the Loan Notes (had they been in issue on that day) would have been approximately 99 pence per £1 in nominal value of Loan Notes.

The Loan Note Option is conditional upon the Scheme becoming effective in accordance with its terms. Thomson Reuters PLC may provide a consent on behalf of holders of Loan Notes or any of them to the Thomson Reuters PLC Reduction of Capital, and such consent may be on such terms as Thomson Reuters PLC may, in its absolute discretion, determine or the Court may require and the Loan Note Deed is subject to such capital reduction.

The Loan Notes to be issued to Reuters Shareholders under the Transaction have not been, and will not be, registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States or New Zealand, and no regulatory clearances in respect of the registration of Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States or New Zealand or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law or which Thomson Reuters PLC regards as unduly onerous.

6.	Dealing Facility

Thomson Reuters PLC is offering a share dealing facility to eligible holders who (i) are registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs at both 21 February 2008 and immediately prior to the Reorganisation Record Time, and (ii) are not executive officers, directors or other affiliates of Reuters, Thomson Reuters PLC or Thomson, under which all (but not less than all) of the Thomson Reuters PLC Shares which such shareholders receive under the Scheme (including those represented by Thomson

Reuters PLC ADSs) may be sold on their behalf without incurring any dealing or settlement charges. The Dealing Facility cannot be used to buy additional Thomson Reuters PLC Shares.

Reuters Shareholders and Reuters ADS Holders who may be eligible to make use of the Dealing Facility referred to above will find a documentation pack included with this document. The Dealing Facility Instruction Booklet included in the documentation pack includes the full terms and conditions on which the Dealing Facility will be provided.

Reuters Shareholders or Reuters ADS Holders who are eligible to make use of the Dealing Facility, and wish to sell all (but not less than all) of their Thomson Reuters PLC Shares or their Thomson Reuters PLC ADSs which such holders receive under the Scheme, will be able to give instructions to Equiniti Financial Services Limited, acting on behalf of Equiniti Limited or, if such eligible holders hold Thomson Reuters PLC ADSs, to Equiniti Financial Services Limited through the Depositary, to sell their holding of Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs by following the instructions which are included in the Dealing Facility documentation pack. Participation in the Dealing Facility is completely voluntary. Eligible holders who elect not to participate may elect to retain their Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs or to use other means to sell them outside of the Dealing Facility.

No assurance can be given as to the price that will be received for the Thomson Reuters PLC Shares sold through the Dealing Facility.

Persons wanting to use the Dealing Facility may be required to provide evidence of their identity prior to despatch of proceeds, if required by applicable anti-money laundering laws.

Reuters Shareholders who hold their Reuters Shares in uncertificated form (but who are otherwise eligible to make use of the Dealing Facility) and who wish to make use of the Dealing Facility must convert, at their own cost, their holdings of Reuters Shares into certificated form before the Reorganisation Record Time which is currently expected to be 6.00 p.m. (London time) on 15 April 2008.
PR Annex III,
4.9

7.	Rule 9 waiver

Under Rule 9 of the City Code, any person who acquires an interest (as defined in the City Code) in shares which, taken together with shares in which such person is already interested and in which persons acting in concert with such person are interested, carry 30 per cent. or more of the voting rights of a company subject to the City Code, is normally required to make a general offer to all remaining shareholders to acquire their shares.

An offer under Rule 9 of the City Code must be in cash and at not less than the highest price paid by the person required to make the offer or any person acting in concert with him for any interest in shares of the company during the twelve months prior to the announcement of the offer.
PR Annex I,
18.3

Based on the issued share capital of Reuters (on a fully diluted basis) and Thomson at 22 February 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent. The Panel has agreed, however, to waive the obligation for Woodbridge to make a general offer for Thomson Reuters PLC on the Effective Date, subject to the approval of the current shareholders of Thomson Reuters PLC (being Thomson and Thomson Canada Limited) and of the Reuters Shareholders at the Extraordinary General Meeting. Accordingly, the Waiver Resolution is being proposed at the Extraordinary General Meeting and will be taken on a poll. The current shareholders of Thomson Reuters PLC will resolve prior to the Effective Date to waive such an obligation.

Following completion of the Transaction, Woodbridge will, by virtue of its holding in Thomson Shares, have an economic and voting interest in Thomson Reuters of approximately 53 per cent. and may accordingly increase its aggregate interest in Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares without incurring any obligation under Rule 9 to make a general offer for Thomson Reuters PLC although individual members of a concert party would not be able to increase their percentage interest in Thomson Reuters through a Rule 9 threshold without the consent of the Panel.

Acquisitions of Thomson Reuters Corporation Shares are also subject to applicable Canadian securities laws as well as the provisions of the DLC structure regulating takeovers, as summarised in the section “Equivalent Treatment in Relation to Takeovers” in Part VIII of this document.

8.	Reuters Meetings
LR 13.3.1(2)

The Scheme will require the approval of Reuters Shareholders at the Court Meeting and at the separate Extraordinary General Meeting, both of which will be held on 26 March 2008 at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP. The Court Meeting is being held at the direction of the Court to seek the approval of Reuters Shareholders for the Scheme. The Extraordinary General Meeting is being convened to enable the Reuters Directors to implement the Scheme and to amend the Reuters Articles as described in Section 2.5 above.

Notices of both the Court Meeting and the Extraordinary General Meeting are set out at the end of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of Reuters at 6.00 p.m. (London time) on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

If the Scheme becomes effective, it will be binding on all Reuters Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting and irrespective of whether they voted against the Scheme.

Any Reuters Shares which Thomson Reuters PLC or any subsidiary of Thomson Reuters PLC may acquire prior to the Court Meeting or the Extraordinary General Meeting (and any Reuters Shares which any member of Thomson Reuters PLC holds at the date of the Court Meeting or Extraordinary General Meeting) are not Scheme Shares and therefore no such person is entitled to vote at the Court Meeting in respect of the Reuters Shares held or acquired by it and will not exercise the voting rights attaching to these Reuters Shares at the Extraordinary General Meeting. Any such person will undertake to be bound by the Scheme.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the Effective Date will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Reuters Founders Share, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Scheme and has undertaken not to exercise any voting rights attached to the Reuters Founders Share to defeat the resolutions to approve the Scheme or the resolutions to be proposed at the EGM.

David Thomson has undertaken not to vote any of the Reuters Shares he holds at either the Court Meeting or the Extraordinary General Meeting.

Holders of Reuters ADSs should refer to Section 2.4 of Part XIX of this document for information relevant to such holders.

8.1	Court Meeting

The Court Meeting has been convened for 10.00 a.m. (London time) on 26 March 2008 to enable the Reuters Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Reuters Share held. The approval required at the Court Meeting is a simple majority in number representing three-fourths in value of the Reuters Shares held by those Reuters Shareholders present and voting in person or by proxy.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Reuters Shareholders’ opinion. You are therefore strongly urged to complete and return your Forms of Proxy and/or ADS Voting Instruction Card as soon as possible.

8.2	Extraordinary General Meeting

The Extraordinary General Meeting has been convened for the same date (to be held immediately after the Court Meeting) to consider and, if thought fit, approve:

(a)	special resolutions approving items necessary or desirable for the implementation of the Transaction, including:

•	approving the reorganisation of Reuters share capital as described in Section 2.7 above;

•	amending the Reuters Articles in the manner described in Section 2.5 above;

•	approving the cancellation of the Scheme Shares and subsequent issue of new Reuters Shares to TR (2008) and Thomson Reuters PLC in accordance with the Scheme; and

•	approving the Thomson Reuters PLC Reduction of Capital; and

(b)	ordinary resolutions to:

•	approve the waiver by the Panel of the requirement of Woodbridge to make a general offer, which would otherwise be required under Rule 9 of the City Code; and

•	approve the adoption of the Thomson Reuters Share Plans.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the Effective Date will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Reuters Founders Share, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Scheme and has undertaken not to exercise any voting rights attached to the Reuters Founders Share to defeat the resolutions to approve the Scheme or the resolutions to be proposed at the EGM.
Section 426(2)
of the Act

9.	The Reuters Directors and the effect of the Scheme on their interests

The names of the Reuters Directors and details of their interests are set out in Part XVIII of this document.

Some Reuters Directors have interests in the Transaction that are different from, or in addition to, those of Reuters Shareholders generally because they participate in Reuters Share Schemes.

The Reuters Directors will have the same rights, and be treated in the same way, as other participants in the Reuters Share Schemes as described in Section 1.5 of Part VII of this document. Except as explained in Section 1.5 of Part VII, all options and awards outstanding under the Reuters Share Schemes will vest and become fully exercisable when the Scheme is sanctioned by the Court. For information on the options and awards of each Reuters Director, see Section 7.3 of Part XVIII.

Particulars of the service contracts and letters of appointment of the Reuters Directors are set out in Section 11 of Part XVIII of this document.

Certain of the Reuters Directors will be subject to certain restrictions under US securities laws on the resale of Thomson Reuters PLC Shares received pursuant to the Scheme by reason of them being deemed affiliates of Thomson Reuters PLC after the Effective Date.

The Reuters Directors have irrevocably undertaken to vote in favour of the Scheme in respect of their aggregate beneficial holdings of 2,428,801 Reuters Shares, representing 0.20 per cent. of the existing issued share capital of Reuters. These undertakings will cease to have any effect if the Implementation Agreement is terminated in accordance with its terms.

The Reuters Directors did not obtain any financial benefit for the purpose of securing their irrevocable undertakings.

Save as set out above, the effect of the Scheme on the interests of Reuters Directors does not differ from its effect on the like interests of any other Reuters Shareholder.

10.	Listings, dealings and settlement

10.1 Listings and dealings

LR 13.3.1(9)(b) and
(c)

The Thomson Reuters PLC Shares to be issued pursuant to the Scheme will be issued and credited as fully paid and will rank pari passu in all respects (including with respect to all dividends or distributions) with the existing Thomson Reuters PLC Shares. Except with the consent of the Panel, settlement of the consideration to which any Reuters Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Thomson Reuters PLC may otherwise be, or claim to be, entitled against such Reuters Shareholder.
PR Annex III,
4.7 and 6.1

LR 13.3.1(9)(a)
and (h)
LR 13.3.1(11)

Application will be made to the UK Listing Authority for up to 203,000,000 Thomson Reuters PLC Shares to be admitted to the Official List and to the London Stock Exchange for those shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that the listing of the Thomson Reuters PLC Shares will become effective and that dealings will commence at 8.00 a.m. (London time) on the Effective Date which, subject to the sanction of the Scheme by the Court, is expected to be 17 April 2008. At 8.00 a.m. (London time) on the same day, the listing of the Reuters Shares will be cancelled. The last day for dealings in, and for registration of transfers of, Reuters Shares on the London Stock Exchange will be the Business Day before the Effective Date. Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of the Thomson Reuters PLC ADSs on the Nasdaq Global Select Market. The Thomson Reuters PLC Shares will not be listed on any other stock exchange.

Holders of Reuters ADSs should refer to Section 2.4 of Part XIX of this document, which contains important information relevant to such holders.
PR Annex III,
5.1.8

10.2	Settlement

PR Annex III,
4.3

Subject to the Scheme becoming effective (and except as provided in Part XIX of this document in relation to certain Overseas Shareholders), settlement of the consideration to which any Reuters Shareholder is entitled under the Scheme will be effected in the following manner:

Reuters Shares in uncertificated form (that is, in CREST)
LR 13.3.1(9)(g)
LR 13.3.1(7), (9)(e), 10

Where, at the Reorganisation Record Time, a Relevant Holder holds Reuters Shares in uncertificated form, the Thomson Reuters PLC Shares to which such Relevant Holder is entitled will be issued to such person in uncertificated form through CREST. Thomson Reuters PLC will procure that Euroclear UK & Ireland is instructed to credit the appropriate stock account in CREST of such Relevant Holder with such person’s entitlement to Thomson Reuters PLC Shares at the commencement of dealings in the Thomson Reuters PLC Shares.

As from the Effective Date, each holding of Reuters Shares credited to any stock account in CREST will be disabled and all Reuters Shares will be removed from CREST in due course.

Thomson Reuters PLC reserves the right to issue Thomson Reuters PLC Shares referred to in this Section to all or any Relevant Holder(s) in certificated form in the manner described in the sub-paragraph headed “Reuters Shares in certificated form” below if, for any reason, it wishes to do so.

Reuters Shares in certificated form
LR 13.3.1(9)(d)(e)

Where, at the Reorganisation Record Time, a Relevant Holder holds Reuters Shares in certificated form, the Thomson Reuters PLC Shares to which such Relevant Holder is entitled will be issued in certificated form. Definitive certificates for Thomson Reuters PLC Shares will be despatched by first class post to the address appearing in the register of members of Reuters at the Reorganisation Record Time or, in the case of joint holders, to the holder whose name stands first in that register in respect of the joint holding concerned. Definitive certificates will be despatched not later than the fourteenth day following the Effective Date, expected to be 1 May 2008.

Reuters ADSs

Registered Reuters ADS Holders other than Cede & Co will receive their Thomson Reuters PLC ADSs by collecting a definitive certificate for Thomson Reuters PLC ADSs from the appointed exchange agent, on behalf of the Depositary, upon successful surrender of their Reuters ADSs in accordance with the terms of the exchange agent agreement. The exchange agent, on behalf of the Depositary, will send a letter of transmittal to each such registered holder on or around the Effective Date to inform it how it may surrender its Reuters PLC ADSs.

Cede & Co will receive their Thomson Reuters PLC ADSs via an electronic distribution of the Thomson Reuters ADSs from the appointed exchange agent, on behalf of the Depositary, upon successful surrender of their Reuters ADSs in accordance with the terms of the exchange agent agreement. The exchange agent, on behalf of the Depositary, will post a letter of transmittal to Cede & Co via the Cede & Co electronic system on or around the Effective Date to inform it how it may surrender its Reuters PLC ADSs.

Definitive certificates for Thomson Reuters PLC ADSs will be available for distribution to registered holders of Reuters ADSs other than Cede & Co not later than the fourteenth day following the Effective Date, expected to be 1 May 2008.

The exchange agent, on behalf of the Depositary, will transfer the number of Thomson Reuters PLC ADSs to which Cede & Co will become entitled to Cede & Co’s account at The Depositary Trust & Clearing Corporation (“DTCC”) not later than the fourteenth day following the Effective Date, expected to be

1 May 2008. Cede & Co will then transfer the number of Thomson Reuters PLC ADSs to which each holder on whose behalf it holds Reuters ADSs is entitled to such holder through the DTCC system.

Settlement of the cash consideration (including in respect of fractional entitlements to Thomson Reuters PLC Shares)

Settlement of the cash consideration (including in respect of fractional entitlements to Thomson Reuters PLC Shares) shall be effected as follows:

•	where, immediately prior to the Reorganisation Record Time, a Relevant Holder holds Reuters Shares in certificated form, settlement of any cash consideration to which the Relevant Holder is entitled (including in respect of the sale proceeds of fractional entitlements to Thomson Reuters PLC Shares) shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom. Cheques shall be despatched not later than the fourteenth day following the Effective Date; and

•	where, immediately prior to the Reorganisation Record Time, a Relevant Holder holds Reuters Shares in uncertificated form, settlement of any cash consideration to which the Relevant Holder is entitled (including in respect of the sale proceeds of fractional entitlements to Thomson Reuters PLC Shares) shall be paid by means of CREST by TR (2008) procuring a CREST payment obligation in favour of the Relevant Holder’s payment bank in respect of the cash consideration due not later than the fourteenth day following the Effective Date, in accordance with the CREST payment arrangements. TR (2008) reserves the right to settle all or any part of the cash consideration in the manner referred to in the sub-paragraph above if, for reasons outside its reasonable control, it is not able to effect settlement through CREST in accordance with this sub-paragraph.

•	Holders of Reuters ADSs will receive any cash consideration to which they are entitled under the Transaction in respect of the Reuters Shares underlying their Reuters ADSs in US dollars from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their ADSs.

Settlement of the Loan Note consideration

Any Relevant Holders Loan Note consideration shall be settled by despatching Loan Note certificates by first class post (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing in the register of members of Reuters or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. Loan Note certificates shall be despatched not later than the fourteenth day following the Effective Date.

General

All documents and remittances sent to Reuters Shareholders will be sent at their own risk.

In relation to Thomson Reuters PLC Shares issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such Thomson Reuters PLC Shares as referred to above. Pending the issue of definitive certificates for such Thomson Reuters PLC Shares, former Reuters Shareholders wishing to register transfers of such Thomson Reuters PLC Shares may certify their share transfer forms against the register of members of Thomson Reuters PLC by contacting the Thomson Reuters PLC registrar, Equiniti Limited. On the registration of any such transfers, the transferee will receive a Thomson Reuters PLC share certificate.

As from the Effective Date, each certificate representing a holding of Scheme Shares will cease to be of value and can be destroyed.

All mandates relating to the payment of dividends and other instructions given to Reuters by Reuters Shareholders in force at the Reorganisation Record Time relating to holdings of Reuters Shares will, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction in respect of the corresponding Thomson Reuters PLC Shares.
PR, Annex III,
4.11

11.	United Kingdom taxation

The comments set out below summarise the UK tax treatment of certain Reuters Shareholders under the Scheme. They are based on current UK law and published HMRC practice currently in force as at the date of this document.

The comments are intended as a general guide only and, except where otherwise stated, apply only to Reuters Shareholders who are resident or (if individuals) ordinarily resident for tax purposes only in the UK, who hold their Scheme Shares, Thomson Reuters PLC Shares or, as the case may be, Loan Notes as an investment (other than under a personal equity plan or an individual savings account) and who are the absolute beneficial owners of those shares or Loan Notes. These comments do not deal with certain types of shareholders, such as persons holding or acquiring shares in the course of trade, persons who have or could be treated as having acquired their shares by reason of their employment, collective investment schemes and insurance companies. The comments also do not apply to the holders of the Excluded Shares, the Thomson Reuters PLC Special Voting Share or the Thomson Reuters PLC Founders Share.

Reuters Shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own appropriate professional advisers immediately.

11.1	United Kingdom tax consequences of the Scheme

Share capital reorganisation

The subdivision and reclassification of the share capital of Reuters, whereby the Reuters Shares will be subdivided and reclassified into Reuters Ordinary Shares, A Shares, B Shares and C Shares, should be regarded as a reorganisation of Reuters share capital. Accordingly, Reuters Shareholders who are resident or ordinarily resident in the UK should not be treated as having disposed of their Reuters Shares and no liability to UK tax on chargeable gains should arise in respect of this subdivision and reclassification. The Reuters Ordinary Shares, A Shares, B Shares and C Shares should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Reuters Shares from which they are derived.

Cancellation of Scheme Shares and receipt of Thomson Reuters PLC Shares

UK “rollover” relief should be available to Reuters Shareholders who, alone or together with persons connected with them, do not hold more than 5 per cent. of, or of any class of, shares in or debentures of Reuters in respect of the cancellation of their Scheme Shares upon the terms described in this document in consideration for Thomson Reuters PLC Shares issued by Thomson Reuters PLC.

Accordingly, for the purposes of UK taxation of chargeable gains, such Reuters Shareholders should not be treated as making a disposal of such Scheme Shares. The Thomson Reuters PLC Shares issued by Thomson Reuters PLC should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Scheme Shares from which they are derived.

Reuters Shareholders who hold more than 5 per cent. of, or of any class of, shares or debentures in Reuters are referred to the sub-paragraph headed “Tax Clearance” below.

Cancellation of Scheme Shares and receipt of Loan Notes

In relation to Reuters Shareholders who are individuals, the Loan Notes should constitute qualifying corporate bonds for the purposes of taxation of chargeable gains. Consequently, UK “holdover” relief should be available to such Reuters Shareholders who, alone or together with persons connected with them, do not hold more than 5 per cent. of, or of any class of, shares in or debentures of Reuters in respect of the cancellation of their Scheme Shares upon the terms described in this document in consideration for Loan Notes.

Accordingly, for the purposes of UK taxation of chargeable gains, such Reuters Shareholders should not be treated as making a disposal of such Scheme Shares. Instead, any chargeable gain or allowable loss which would otherwise have arisen on a disposal of their Scheme Shares for a consideration equal to the market value of those Scheme Shares immediately before they are treated as exchanged for Loan Notes will be held over and fall into charge to UK capital gains tax on a subsequent disposal (including redemption) of the Loan Notes.

In relation to Reuters Shareholders within the charge to corporation tax, the Loan Notes should constitute qualifying corporate bonds for the purposes of taxation of chargeable gains. Consequently, UK “holdover” relief should be available to such Reuters Shareholders who, alone or together with persons connected with them, do not hold more than 5 per cent. of, or of any class of, shares in or debentures of Reuters in respect of the cancellation of their Scheme Shares upon the terms described in this document in consideration for Loan Notes.

Accordingly, for such Reuters Shareholders, any chargeable gain or allowable loss which would otherwise have arisen on a disposal of their Scheme Shares for a consideration equal to the market value of those

Scheme Shares immediately before they are treated as exchanged for Loan Notes will be held over and fall into the charge to UK corporation tax on a subsequent disposal (including redemption) of the Loan Notes. Indexation allowance on the allowable original cost of the relevant Scheme Shares should be available (when calculating a chargeable gain but not an allowable loss) for the period of ownership of the Scheme Shares but will not be available for the period of ownership of the Loan Notes.

Reuters Shareholders who hold more than 5 per cent. of, or of any class of, shares or debentures in Reuters are referred to the sub-paragraph headed “Tax Clearance” below.

Tax clearance

Any Reuters Shareholder who, alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of Reuters is advised that an application has been made to HMRC for clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax and this clearance has been obtained. Any such Reuters Shareholder should therefore be treated in the manner described above in relation to the cancellation of Schemes Shares as appropriate.

Cancellation of Scheme Shares and receipt of cash consideration

To the extent that a Reuters Shareholder who is resident or ordinarily resident in the UK receives cash under the Scheme, this should, except to the extent referred to in the next paragraph, be treated as a disposal, or part disposal, of his Scheme Shares which may, depending on the Reuters Shareholder’s individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to UK tax on chargeable gains. Any chargeable gain on a part disposal of a holding of Scheme Shares should be computed on the basis of an apportionment of the allowable cost of the holding by reference to the market value of the holding at the time of disposal and taking into account any taper relief and/or indexation allowance available (see Section 11.4 below for further details).

If a Reuters Shareholder receives Thomson Reuters PLC Shares as well as cash consideration and the amount of cash received is small in comparison with the value of his Scheme Shares, the Reuters Shareholder may not be treated as having disposed of the Scheme Shares in respect of which the cash was received. Instead the cash should be treated as a deduction from the base cost of his Scheme Shares rather than as a part disposal.

Under current HMRC practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the market value of a Reuters Shareholder’s holding of Scheme Shares should generally be treated as small for these purposes.

Stamp duty and stamp duty reserve tax (“SDRT”)

No liability to stamp duty or SDRT will generally arise in respect of the cancellation of the Scheme Shares, the issue of the Thomson Reuters PLC Shares or the issue of Loan Notes by Thomson Reuters PLC pursuant to the Scheme.

Special rules apply in the case of issues of securities to, or to an agent or nominee for, a person whose business is or includes the provision of clearance services or the issue of depositary receipts. However, no stamp duty or SDRT should generally be payable in respect of Thomson Reuters PLC Shares that are issued into the Depositary in respect of the cancelled Scheme Shares underlying the Reuters ADSs.

11.2 Dividends on Thomson Reuters PLC Shares

The UK tax position of Reuters Shareholders in respect of dividends paid by Thomson Reuters PLC should be similar to that which would have applied had they continued to hold and receive dividends on their Scheme Shares.

11.3 Interest on Loan Notes

Withholding tax

Interest on the Loan Notes will be paid subject to the deduction of UK income tax by Thomson Reuters PLC at the savings rate (currently 20 per cent.) unless either (i) Thomson Reuters PLC reasonably believes that the Loan Note holder is a company or partnership of a type falling within sections 933, 934 or 937 of the Income Tax Act 2007 or (ii) Thomson Reuters PLC has been directed by HMRC, in respect of a particular holding of Loan Notes, to make the payment without deduction or subject to a reduced rate of deduction by virtue of relief under the provisions of an applicable double taxation treaty. Any such direction as is mentioned in paragraph (ii) of the preceding sentence will be given only following a prior application in the appropriate manner to the relevant tax authorities by the holder of the Loan Notes in question. Thomson Reuters PLC will not gross up payments of interest on the Loan Notes to compensate for any tax which it is required to deduct at source.

Individual holders of Loan Notes
PR Annex III, 4.11

The gross amount of the interest on the Loan Notes will form part of the recipient’s income for the purposes of UK income tax, credit being allowed for the tax withheld (if any). Individuals who are taxable only at the basic rate or at a rate which is lower than the basic rate will have no further tax to pay in respect of the interest. Individuals liable to UK income tax at the higher rate will have to pay further income tax equal (at current rates) to 25 per cent. of the net interest received. In certain cases, holders of Loan Notes may be able to recover an amount in respect of the tax withheld at source from HMRC.

On a transfer or disposal of Loan Notes by an individual, a charge to UK income tax may arise under the “accrued income scheme” in respect of the interest on the Loan Notes which has accrued since the preceding interest payment date. The Loan Notes may constitute variable rate securities for the purposes of the accrued income scheme. Under the accrued income scheme, on a disposal or transfer of such Loan Notes by an individual, a charge to UK income tax may arise on an amount of interest which is just and reasonable in the circumstances. The purchaser of such Loan Notes will not be entitled to any equivalent tax credit under the accrued income scheme to set against any actual interest received by the purchaser in respect of the Loan Notes (which may therefore be taxable in full).

Corporate holders of Loan Notes

A holder of Loan Notes within the charge to UK corporation tax in respect of the Loan Notes will generally bring into the charge to tax as income, all returns, any profits or gains on, and fluctuations in value of, the Loan Notes broadly in accordance with applicable generally accepted accounting practice.

11.4 Disposals of Thomson Reuters PLC Shares

Taxation of chargeable gains

A disposal or deemed disposal of Thomson Reuters PLC Shares may, depending on the particular circumstances of the shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. On the basis that “rollover” relief is available, such chargeable gain or allowable loss should be calculated taking into account the allowable original cost to the holder of acquiring the Scheme Shares from which the relevant Thomson Reuters PLC Shares are derived.

For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of Scheme Shares or Thomson Reuters PLC Shares, indexation allowance on the relevant proportion of the allowable cost should (if available) be taken into account. For corporate shareholders, this indexation allowance shall be calculated by reference to the date of disposal of the Scheme Shares or the Thomson Reuters PLC Shares. For shareholders who are individuals, subject as set out below, the indexation allowance is applied until April 1998 with taper relief (if available) applying thereafter until disposal, depending on the number of complete years for which the Scheme Shares or Thomson Reuters PLC Shares have been held.

Reuters Shareholders who are individuals should note that the Government has announced significant proposed changes to the taxation of chargeable gains. It is proposed that legislation is to be enacted in the Finance Act 2008 under which individuals who may be chargeable to capital gains tax will cease to be entitled to taper relief or indexation allowance and will generally be subject to a single rate of charge to capital gains tax at 18 per cent. (for the 2008/2009 tax year), in relation to disposals of capital assets on or after 6 April 2008. It is proposed that the annual exemption will remain. In addition, it is further proposed that a reduced rate of capital gains tax may apply to certain limited types of shareholders who own at least 5 per cent. of the shares in the company where certain other conditions apply. Reuters Shareholders who are individuals who are UK tax resident or ordinarily resident will therefore not benefit from taper relief or indexation allowance (if available), and may be subject to a different rate of tax, if they dispose of their

Thomson Reuters PLC Shares on or after 6 April 2008. However, Reuters Shareholders should note that the proposals have not been finalised and may be subject to change.

Stamp duty and SDRT

Any dealings in Thomson Reuters PLC Shares will be subject to stamp duty or SDRT in the normal way. Special rules apply where shares are transferred to depositary receipt issuers or clearance services or their nominees or agents.

11.5 Disposals of Loan Notes

Individual holders of Loan Notes

To the extent that any chargeable gain or allowable loss which would otherwise have arisen on the disposal of Scheme Shares by a Noteholder who is an individual was “held over” (see the sub-paragraph headed “Cancellation of Scheme Shares and receipt of Loan Notes” in Section 11.1 above), it will instead crystallise on a subsequent disposal (including redemption) of the Loan Notes (subject to any available exemptions or reliefs). Except to that extent, no chargeable gain will arise on the subsequent disposal of the Loan Notes by such individual. Any such chargeable gain or allowable loss should be calculated taking into account the allowable original cost to the holder of acquiring the Scheme Shares from which the relevant Loan Notes are derived.

For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of Loan Notes subject as set out below, indexation allowance on the relevant proportion of the allowable cost should (if available) be taken into account. Subject as set out below, indexation allowance should be applied until April 1998 with taper relief (if available) applying thereafter until disposal, depending on the number of complete years for which the Scheme Shares or Thomson Reuters PLC Shares have been held.

Reuters Shareholders who are individuals should note that the Government has announced significant proposed changes to the taxation of chargeable gains. It is proposed that legislation is to be enacted in the Finance Act 2008 under which individuals who may be chargeable to capital gains tax will cease to be entitled to taper relief or indexation allowance and will generally be subject to a single rate of charge to capital gains tax at 18 per cent. (for the 2008/2009 tax year), in relation to disposals of capital assets on or after 6 April 2008. It is proposed that the annual exemption will remain. In addition, it is further proposed that a reduced rate of capital gains tax may apply to certain limited types of shareholders who own at least 5 per cent. of the shares in the company where certain other conditions apply. Reuters Shareholders who are individuals who are UK tax resident or ordinarily resident will therefore not benefit from taper relief or indexation allowance (if available), and may be subject to a different rate of tax, if they dispose of their Loan Notes on or after 6 April 2008. However, Reuters Shareholders should note that the proposals have not been finalised and may be subject to change.

Corporation taxpayers

To the extent that any chargeable gain or allowable loss which would otherwise have arisen on the disposal of Scheme Shares was “held over” (see the sub-paragraph headed “Cancellation of Scheme Shares and receipt of Loan Notes” in Section 11.1 above), it will instead crystallise on a subsequent disposal (including redemption) of the Loan Notes. Except to that extent, no chargeable gain will arise on the subsequent disposal of the Loan Notes by a noteholder who is within the charge to corporation tax. Instead, such noteholders will generally be charged to (or obtain relief from) corporation tax on income in respect of all returns on, and profits, gains and losses (other than any “held over” gains or losses) arising from their holding or disposal of Loan Notes.

Stamp duty and SDRT

No stamp duty or SDRT should be payable in respect of any transfer of, or agreement to transfer, the Loan Notes.

11.6 Miscellaneous

Clearance has been obtained from HMRC under section 707 of the Income and Corporation Taxes Act 1988 and section 701 of the Income Tax Act 2007 confirming that no notice under section 703 of the

Income and Corporation Taxes Act 1988 or in respect of section 698 of the Income Tax Act 2007 respectively need be given with regard to the Scheme such that these provisions will not apply.

11.7	UK taxation of non-UK residents

Reuters Shareholders who are and will remain for a sufficient period of time neither resident nor ordinarily resident in the UK for UK tax purposes should not generally be subject to UK tax on chargeable gains in respect of the receipt or disposal by them of Thomson Reuters PLC Shares or Loan Notes unless they carry on a trade in the UK through a branch, agency or permanent establishment and the Thomson Reuters PLC Shares or Loan Notes disposed of are used in connection with or for the purposes of that branch, agency or permanent establishment.
PR Annex I, 17.3

12.	Reuters Share Schemes

The effect of the Scheme in relation to Reuters Share Schemes is described in Section 1.5 of Part VII of this document.

13.	Overseas holders of Reuters Shares and Reuters ADSs

Overseas holders of Reuters Shares and Reuters ADSs should refer to Part XIX of this document which contains important information relevant to such holders.
Section 426(2) of
the Act

14.	Actions to be taken

For details of the actions to be taken by Reuters Shareholders please refer to Part IV.

15.	Further information

The terms of the Scheme are set out in full in Part XX of this document. Further information regarding Thomson Reuters, Reuters and Thomson is set out in Parts X, XIII and XII of this document, respectively. Documents available for inspection are listed in Section 36 of Part XVIII of this document.

Yours faithfully,

for and on behalf of UBS Limited		for and on behalf of The Blackstone Group International Limited

Robin Budenberg	James Hartop	Jonathan Koplovitz
Managing Director	Managing Director	Senior Managing Director

PART VII

DESCRIPTION OF THE TRANSACTION
LR 13.3.1(1) and (3)

1.	Key Terms and Conditions

1.1	DLC structure

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed. Thomson Reuters PLC is a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction and The Thomson Corporation is a Canadian company that will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

1.2	Consideration payable to Reuters Shareholders
PR Annex III,
5.1.2

To effect the Transaction, Reuters will be acquired by TR (2008), a subsidiary of Thomson Reuters PLC, through a scheme of arrangement under section 425 of the Act. Under the Scheme, all of the issued and outstanding Scheme Shares will be cancelled and Reuters Shareholders will be entitled to receive, for each Reuters Share held at the Reorganisation Record Time, 352.5 pence in cash and 0.16 Thomson Reuters PLC Shares. On closing, one Thomson Reuters PLC Share will be equivalent to one Thomson Reuters Corporation Share under the DLC structure. Thomson Shareholders will continue to own their existing common shares.

Reuters Shareholders (other than certain Overseas Shareholders, including Reuters ADS Holders) may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the terms of the Transaction.

Thomson Reuters PLC is offering a share dealing facility to eligible holders who (i) are registered holders of 2,500 or fewer Reuters Shares or 416 or fewer Reuters ADSs at both 21 February 2008 and immediately prior to the Reorganisation Record Time, and (ii) are not executive officers, directors or other affiliates of Reuters, Thomson Reuters PLC or Thomson, under which all (but not part) of the Thomson Reuters PLC Shares which such shareholders receive under the Scheme (including those that would be represented by Thomson Reuters PLC ADSs) may be sold on their behalf without incurring any dealing or settlement charges. Participation in the Dealing Facility is completely voluntary. Eligible holders who do not elect to participate will retain their Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs and may use other means to sell them outside of the Dealing Facility. Further information relating to the Dealing Facility is set out in Section 6 of Part VI of this document.

Reuters Shareholders will receive aggregate cash consideration of approximately £4.5 billion. Thomson will satisfy this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its credit facility described under “Financing”.

The cash consideration payable to Reuters Shareholders and the relative interests of Reuters Shareholders and Thomson Shareholders following the completion of the Transaction imply a share price premium for Reuters Shareholders. The amount of the premium will vary according to the relative market prices of Thomson Shares and Reuters Shares and the applicable C$/£ exchange rate at the time of closing.

Based on the closing Thomson share price of C$48.46 on the TSX and the applicable C$/£ exchange rate on 3 May 2007, the day before the initial announcement by Reuters that it had received an approach in relation to a potential takeover, each Reuters Share under the terms of the offer was valued at approximately 705 pence, implying a share price premium of approximately 43 per cent. to the closing Reuters share price of 492.25 pence on that date.

On closing, assuming that all outstanding Reuters in-the-money share options and other share based awards granted by Reuters have vested or been exercised, Reuters and Thomson estimate that approximately 202,383,691 Thomson Reuters PLC Shares will be issued to Reuters Shareholders. Based on the issued share capital of Reuters (on a fully diluted basis) and Thomson on 22 February 2008 (being the latest practicable date prior to the publication of this document), Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent., other Thomson Shareholders will have an interest of approximately 23 per cent., and Reuters Shareholders will have an interest of approximately 24 per cent.
PR Annex III, 5.1.1

1.3	Conditions to the Transaction

Pursuant to the Implementation Agreement, the obligations of Reuters and Thomson to proceed with the Transaction were conditional upon the receipt or waiver of required regulatory clearances from antitrust authorities in Europe and the United States, which Thomson agreed to take all necessary steps to procure. Reuters and Thomson have received those regulatory clearances and they are described under Section 5 below.

Completion of the Transaction is now subject to certain other conditions being satisfied or waived, the most important of which are:

•	the approval of the Scheme by Reuters Shareholders and the Court;

•	the approval of the Thomson Arrangement by Thomson Shareholders and the Ontario Court; and

•	the absence of any action by any governmental authority that would prohibit or otherwise materially restrict, delay or interfere with the completion of the Transaction.

The conditions to the Transaction are set out in full in Part XXI of this document.

1.4	Alternative Proposals

Reuters has undertaken to Thomson that it will not, and will procure that its directors and professional advisers do not, directly or indirectly, solicit an offer or approach from any other party wishing to undertake any takeover offer for Reuters or any transaction involving the sale of the whole or any substantial part of Reuters assets, or any other transaction which is otherwise inconsistent with the consummation of the Transaction.

1.5	Reuters Share Schemes

Except as explained below, all options and awards outstanding under the Reuters Share Schemes will vest and become fully exercisable when the Scheme is sanctioned by the Court and any Reuters Shares allotted and issued prior to the Reorganisation Record Time will be subject to the Scheme. Options exercised after the Reorganisation Record Time will be satisfied by the allotment and issue of new Reuters Shares or by the transfer of Reuters Shares from an Employee Benefit Trust. Any Reuters Shares so allotted and issued or transferred from an Employee Benefit Trust to a participant of a Reuters Share Scheme (other than to TR (2008), its nominees or any of its subsidiaries) after the Reorganisation Record Time will automatically be acquired indirectly by Thomson Reuters PLC on substantially the same terms as under the Scheme, except that they will not be entitled to elect for the Loan Note Option or to use the Dealing Facility. See Section 2.4 of Part VI of this document for further details. Some participants hold phantom options or awards; in such cases the participants will be paid a cash amount equal to the difference between the notional exercise price and the market value of the Reuters Shares on the exercise date or, as the case may be, the market value of the Reuters Shares when the awards vest.

Participants in the HMRC approved part of the SAYE are normally only able to exercise their options to the extent of the amounts repayable under the relevant savings contracts at the date of exercise. However, they will be allowed to exercise their options in full. This will put them in the same position as participants in the other parts of the SAYE.

The performance conditions applying to the awards under the LTIP will be assessed by the remuneration committee of the Reuters Board to determine the extent to which the awards vest. The Reuters Shares attributable to the vested award will be released to the participant on or immediately after the date when the Scheme is sanctioned by the court and be subject to the Scheme.

Under the Reuters America Inc. Employee Stock Purchase Plan, participants make regular monthly savings which are supplemented by additional contributions made by the participant’s employer. These amounts are used to purchase Reuters ADSs on behalf of the participant in question. Participants will participate in the Scheme in respect of their Reuters ADSs in the same way as other holders of Reuters ADSs. The plan will be terminated if the Scheme becomes effective in accordance with its terms.

1.6	Woodbridge undertaking to support Transaction

Woodbridge has irrevocably committed to vote all of its Thomson Shares in favour of the Thomson Arrangement Resolution. As of 22 February 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson Shares, or approximately 70 per cent. of the outstanding Thomson Shares.
PR Annex III,
5.1.4

1.7	Termination of the Implementation Agreement

The Implementation Agreement will automatically terminate and the Transaction will be abandoned if:

•	the Transaction is not completed by 31 December 2008;

•	Reuters Shareholders fail to approve the Scheme at the Extraordinary General Meeting or the Court Meeting or Reuters fails to obtain the requisite approval of the Court to proceed with the Scheme;

•	Thomson fails to obtain the requisite approval of the Ontario Court to proceed with the Thomson Arrangement; or

•	any of the conditions to closing is or becomes incapable of satisfaction and, where such condition is capable of waiver by Thomson alone, Thomson notifies Reuters that it will not waive such condition or, where such condition is capable of waiver by Reuters alone, Reuters notifies Thomson that it will not waive such condition.

Thomson is entitled to terminate the Implementation Agreement if Reuters is in material breach of its non-solicitation obligations described in Section 1.4 above. Reuters is entitled to terminate the Implementation Agreement if Thomson Shareholders fail to approve the Thomson Arrangement Resolution.

1.8	Termination Fee

If the Implementation Agreement is terminated in certain circumstances including as described in Section 5.1 of Part XVIII of this document, Reuters or Thomson will be obligated to pay the other a termination fee of £86.8 million.

2.	Background to the Transaction

The provisions of the Implementation Agreement are the result of arm’s length negotiations conducted between representatives of Thomson, Reuters and Woodbridge, and their respective advisers. The following is a summary of the principal events leading up to the execution of the Implementation Agreement and the public announcement of the Transaction.

2.1	2006 Discussions

During the first half of 2006, Thomson and Reuters discussed the possible combination of Reuters and the Thomson Financial business on the basis that such a transaction could create a leading global financial information solutions and news business.

In the course of their discussions, Thomson and Reuters determined that the businesses of Reuters and Thomson Financial were complementary in terms of both product and geographic markets and could be effectively integrated. Thomson and Reuters assessed separately, and had preliminary discussions on, key elements of such a combination. The board of directors of each company considered this potential combination and received reports on ongoing discussions at several meetings.

While Thomson retained Bear Stearns and Perella Weinberg as its financial advisers and Reuters retained UBS as its financial adviser, the two companies did not settle on an approach to valuation.

In July 2006, Thomson and Reuters discontinued their discussions after concluding that they would be unable to develop an efficient structure to effect a combination of Reuters and Thomson Financial.

2.2	2007 Negotiations and Agreement

In the fourth quarter of 2006, Thomson revived its consideration of a transaction with Reuters, at this time envisaging an acquisition of Reuters by Thomson itself rather than a combination of Reuters and Thomson Financial. In addition, Thomson announced on 25 October 2006 its intention to sell its Thomson Learning businesses, a sale that would sharpen Thomson’s strategic focus on providing electronic workflow solutions to its core customers as well as provide funding for the cash component of an acquisition of Reuters or another strategic transaction.

In December 2006, Thomson re-engaged Bear Stearns and Perella Weinberg as its financial advisers to advise the Thomson Board and management on financial and strategic aspects of an acquisition of Reuters, including valuation, value creation for shareholders of Thomson and Reuters, transaction structure, and equity and debt capital markets considerations.

Thomson subsequently re-established contact with the Reuters Board about the possibility of acquiring Reuters. The Reuters Board indicated that Reuters had no interest in being sold and was focused on implementing its business plan.

At a meeting on 18 January 2007, the Thomson Board gave further consideration to the merits of an acquisition of Reuters and authorised senior management to continue to explore it notwithstanding the initial reaction of the Reuters Board.

In January 2007, Reuters re-engaged UBS and engaged Blackstone as its financial advisers to advise the Reuters Board and management on financial and strategic aspects of a transaction with Thomson.

In a series of meetings and discussions with Thomson representatives during February 2007, Reuters representatives indicated that the Reuters Board would consider a strategic transaction with Thomson if it were on terms that reflected the value of Reuters and involved ongoing equity participation of Reuters shareholders through a dual listed company structure. Reuters representatives also indicated that it would be necessary to structure a transaction consistent with the Reuters Trust Principles in order to secure the required support of Reuters Founders Share Company.

From mid-January through to mid-April 2007, Thomson and Reuters, directly and through their financial advisers, discussed certain aspects of the acquisition. Reuters, however, sought from Thomson a non-binding proposal for the transaction, and Thomson and Reuters agreed not to commence negotiations until the proposal had been made. No confidentiality agreement was signed and no non-public financial or other information was exchanged. In preparing a possible proposal, Thomson continued its financial analysis and developed plans for a dual listed company structure, including variations on the structures previously implemented by other major international groups that were designed to deal with issues raised under Canadian income tax law.

On 20 April 2007, the Thomson Board met to consider making a proposal to Reuters. Thomson senior management reviewed the strategic aspects of an acquisition of Reuters and the financial characteristics of the transaction and potential synergies. Thomson’s financial advisers led a discussion on valuation and capital markets considerations, including the utilization of a dual listed company structure. The Thomson Board approved making a non-binding proposal to Reuters.

On 26 April 2007, the Reuters Board was provided with a brief update on the contact between Reuters and Thomson.

On 30 April 2007, Thomson outlined the terms of its non-binding proposal in a letter to the Reuters Board and representatives of Thomson and Reuters met in New York to discuss it. The Thomson proposal valued each Reuters ordinary share at 650 pence, consisting of 325 pence in cash and the balance in shares, and was based on the implementation of a dual listed company structure to be developed by the parties. Thomson also proposed that the Thomson Reuters Board would consist of 14 directors, four of whom would be current directors of Reuters and an additional one of whom would be the Chief Executive Officer of Thomson Reuters. The Thomson proposal stated that both Thomson and Woodbridge were prepared to provide appropriate undertakings in relation to the Reuters Trust Principles necessary to obtain the support of Reuters Founders Share Company and that the implementation of the proposal would be subject to antitrust and other competition law approvals. The Thomson proposal also set forth a plan for mutual due diligence.

On 1 May 2007, the Reuters Board met to consider the possibility that Thomson would make a firm proposal to acquire Reuters on the terms set out in its letter. The Reuters Board was informed that such a proposal would likely be based on the implementation of a dual listed company structure and discussed certain of its expected features. The Reuters Board agreed that Reuters should indicate to Thomson that the Reuters Board would consider such a proposal from Thomson if certain changes were made to it.

On 2 May 2007, Reuters responded to the Thomson proposal and the Thomson Board met to consider that response. The Thomson Board approved making a further, enhanced non-binding proposal.

On 2 May 2007, Thomson outlined its enhanced non-binding proposal in a letter to the Reuters Board. Thomson proposed to value each Reuters ordinary share at 705 pence, consisting of 352.5 pence in cash and the balance in shares. The proposal continued to be based on a dual listed company structure and called for due diligence to be focused on synergies and completed after significant structural issues had been addressed. Thomson and Woodbridge reiterated their willingness to provide undertakings in relation to the Reuters Trust Principles necessary to obtain the support of Reuters Founders Share Company, including the application of the Reuters Trust Principles to the Thomson Reuters business. Thomson also proposed that any dispositions of assets required to secure antitrust or competition law approvals would be made.

On 3 May 2007, the updated Thomson proposal was discussed by the Reuters Board. At this meeting, the features of a dual listed company structure were considered in detail. The Reuters Board also considered and took advice on the valuation of Reuters, other strategic alternatives for Reuters and the details of the Thomson proposal. The Reuters Board resolved that negotiations with Thomson should be taken forward and Reuters Founders Share Company be informed, pursuant to the Reuters Articles, of the Thomson proposal.

On 4 May 2007, movement in the Reuters Ordinary Share price during early trading on the LSE led the Reuters Board to confirm publicly that it had received a preliminary approach from an unnamed third party which might or might not lead to an offer being made for Reuters. Thomson was identified by several analysts and market commentators as a likely suitor of Reuters and on 7 May 2007, Thomson publicly confirmed that it was that party.

Following the Reuters announcement of 4 May 2007, the parties worked together to negotiate all outstanding issues and reach an agreement as soon as possible. Among other things, Reuters and Thomson developed a structure for the Thomson Reuters business to support the Reuters Trust Principles that they could present to Reuters Founders Share Company and also developed the principal details of a dual listed company structure that they could implement.

On 7 May 2007, the Thomson Board and the Reuters Board met separately to consider key proposed terms of a transaction and the public announcement of those terms. On 8 May 2007, Thomson and Reuters announced that they were continuing discussions and disclosed key proposed terms of the possible transaction. Those terms included the creation of a dual listed company structure and the proposed consideration for each Reuters ordinary share of 352.5 pence in cash and an equity participation in Thomson Reuters based on an equalisation ratio of 0.16 Thomson Shares for each Reuters Share. The announcement stated that the Thomson Reuters Board would consist of 15 directors, five of whom would be current directors of Reuters and an additional one of whom would be Tom Glocer, the Chief Executive Officer of Reuters, who would be the Chief Executive Officer of Thomson Reuters. Thomson and Reuters also said that Thomson Reuters would adopt the Reuters Trust Principles and Reuters Founders Share Company structure and confirmed that no transaction would be agreed without the support of Reuters Founders Share Company.

On 8 May 2007, representatives of Thomson, Reuters and Woodbridge met with directors of Reuters Founders Share Company to discuss their support of the Transaction and the terms on which it might be given. The directors of Reuters Founders Share Company indicated that they were willing to support the Transaction on the basis of Thomson’s commitment to adopt and uphold, and Woodbridge’s undertakings to support, the Reuters Trust Principles and related share capital structure. The directors of Reuters Founders Share Company invited the parties’ counsel to negotiate the terms of that support with counsel for Reuters Founders Share Company.

On 11 May 2007, Thomson announced that it had agreed to sell Thomson Learning’s higher education, careers and library reference businesses to private equity investors for approximately $7.75 billion in cash.

On 14 May 2007, the Reuters Board met to review the proposed terms of the Transaction and to assess whether it was in the best interests of Reuters and its shareholders as a whole when compared to the value which could be generated by remaining as an independent listed company. Reuters advisers confirmed to the Reuters Board that the Transaction was an appropriate transaction to recommend to Reuters Shareholders and was fair to Reuters Shareholders. The Reuters Board approved the Implementation Agreement and resolved to recommend the Transaction to Reuters Shareholders.

On 14 May 2007, the Thomson Board also met to consider the terms of the Transaction. The Thomson Board reviewed the proposed terms, including the adoption by Thomson Reuters of the Reuters Trust Principles and Woodbridge’s support, as controlling shareholder, of those principles. It was explained to the Thomson Board that the company’s management and advisers were now satisfied with respect to appropriate treatment of the DLC structure for Canadian income tax purposes. Representatives of Bear Stearns presented its opinion that, as of the date thereof, the consideration to be issued in the Transaction was fair, from a financial point of view, to Thomson. The Thomson Board approved the Implementation Agreement and the agreed form of the Equalization and Governance Agreement and resolved to recommend the Transaction to Thomson Shareholders, subject to obtaining Reuters Founders Share Company’s support for the Transaction.

On 15 May 2007, following confirmation from Reuters Founders Share Company that it had resolved to support the Transaction on specified terms, including with respect to the adoption and upholding of the Reuters Trust Principles, Thomson and Reuters signed the Implementation Agreement and publicly announced the Transaction.

3.	Recommendation of the Reuters Board

Having determined that the Transaction is fair to Reuters Shareholders and is in the best interests of Reuters, the Reuters Board has unanimously approved the Implementation Agreement and the Transaction, and is unanimously recommending that Reuters Shareholders and Reuters ADS Holders vote FOR the Scheme.

4.	Arrangements relating to the Reuters Trust Principles

In order to proceed with the Transaction, Reuters and Thomson were required to seek the support of Reuters Founders Share Company. On 15 May 2007, Reuters Founders Share Company resolved to support the Transaction, subject to the implementation of specified terms by Reuters, Thomson and Woodbridge. Those terms required that:

•	each of Thomson Reuters PLC and Thomson Reuters Corporation covenant to use its best endeavours to ensure that the Reuters Trust Principles as applied to Thomson Reuters will be complied with;

•	the Thomson Reuters PLC Articles and the Thomson Reuters Corporation Articles contain provisions to safeguard the Reuters Trust Principles on a basis that, after giving effect to the Transaction, correspond to the principal protections currently contained in the Reuters Articles;

•	each of Thomson Reuters Corporation and Thomson Reuters PLC issue to Reuters Founders Share Company a share with extraordinary voting powers similar to those of the Founders Share in the capital of Reuters currently held by Reuters Founders Share Company; and

•	Woodbridge undertakes to use its best endeavours as a shareholder to support the Reuters Trust Principles in relation to Thomson Reuters and exercise its voting rights to give effect to this support.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the Effective Date will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Reuters Founder Share, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Scheme and has undertaken not to exercise any voting rights attached to the Reuters Founders Share to defeat the resolutions to approve the Scheme or the resolutions to be proposed at the EGM.
PR Annex I, 9.2.3

5.	Regulatory Matters

Under the Implementation Agreement, Reuters and Thomson both agreed to apply for and obtain all regulatory clearances necessary or advisable in connection with the Transaction.

5.1	Merger Regulation (EU)

The EU Merger Regulation requires that parties to certain merger transactions that exceed specified thresholds provide the European Commission with notice of, and information relating to, the transaction. The Transaction is subject to the notification requirements of the EU Merger Regulation. The European Commission reviewed the Transaction and on 19 February 2008, on the basis of commitments given by Thomson and Reuters to divest certain assets described below under “Required Divestitures”, cleared the Transaction under the EU Merger Regulation.

5.2  US Antitrust Clearance

In the United States, given the DLC structure, the Transaction is not subject to the filing and waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). However, as is common for a transaction of this size, the Antitrust Division of the US Department of Justice (the “DOJ”) conducted a detailed review of the Transaction similar to a review under the HSR Act.

On 19 February 2008, Thomson and Reuters reached a comprehensive settlement agreement with the DOJ to resolve all competition issues reviewed by the DOJ in connection with its evaluation of the Transaction. The proposed settlement agreement is embodied in a Proposed Final Judgment (“DOJ Final Judgment”) filed with the United States District Court for the District of Columbia. The DOJ Final Judgment requires Thomson and Reuters to sell certain assets described below under “Required Divestitures” to a buyer or buyers acceptable to the DOJ. On 19 February 2008, Thomson and Reuters also entered into an Asset Preservation Stipulation and Order requiring Thomson and Reuters to preserve the competitive viability of these assets pending their sale. The DOJ Final Judgment is subject to a public comment period and will become final upon the District Court finding that it serves the public interest.

5.3  Competition Act (Canada)

The Competition Act requires that parties to certain merger transactions that exceed specified size thresholds provide to the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act prior notice of, and information relating to, the transaction and to await the expiry of a statutory waiting period before completing the Transaction. The Transaction was subject to the notification requirements of the Competition Act, which were satisfied by Thomson and Reuters on 31 August 2007. The statutory waiting period expired on 12 October 2007.

On 15 February 2008, the Commissioner advised Thomson and Reuters that, on the basis of the commitments given by Thomson and Reuters to divest certain assets described below under “Required Divestitures”, she did not intend to challenge the Transaction.

5.4  Other Competition Filings

Reuters and Thomson have made filings with competition authorities in several other jurisdictions. The obligations of Reuters and Thomson to complete the Transaction are not expressly conditional on clearances being obtained from these authorities.

5.5  Required Divestitures

In order to obtain antitrust clearance for the Transaction, Thomson has agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of the Reuters Estimates, Reuters Aftermarket Research and Reuters Economic (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. Thomson and Reuters are in early stage discussions with several potential buyers, and expect to complete the sales promptly after completion of the Transaction.

Thomson and Reuters have agreed to provide transitional services related to the databases for certain confidential periods following completion of the sales. They have also agreed that, for certain confidential periods, Thomson Reuters will not enter into any new exclusive contracts with brokers relating to aftermarket research or renew for longer than one year, or expand the scope of, any existing exclusive contracts.

Thomson and Reuters do not expect the required sales to have any material adverse effect on the revenues or profitability of Thomson Reuters or to have any impact on the synergies expected to be generated by the Transaction.

5.6  Securities Law Matters

Prior to completion of the Transaction, Reuters and Thomson will apply for various rulings and orders from securities regulatory authorities in the UK and the US relating to the DLC structure and other aspects of the Transaction. Reuters and Thomson do not expect these applications to raise any significant concerns in connection with the Transaction.

6.	Scheme of Arrangement

Reuters will implement the Transaction by way of the Scheme pursuant to section 425 of the Act. The Scheme requires the approval of the Court. Upon the Scheme becoming effective, the entire issued share capital of Reuters will be held indirectly by Thomson Reuters PLC (except for Reuters Shares held by an Employee Benefit Trust). Further details of the Scheme are given in Part XX.

7.	Thomson Arrangement

Thomson will effect the Transaction under the Thomson Arrangement which requires the approval of the Ontario Court. Prior to the date of this document, Thomson obtained an interim order of the Ontario Court (the “Interim Order”). The Interim Order provides, among other things, that Thomson is authorised to call, hold and conduct the meeting of Thomson Shareholders for the Thomson Shareholders to consider and, if thought fit, pass, the Thomson Arrangement Resolution.

Subject to the requisite approval of the Thomson Arrangement Resolution by Thomson Shareholders entitled to vote at the meeting, the hearing in respect of the Final Order for approval by the Ontario Court of the Thomson Arrangement is scheduled to take place on 28 March 2008 at 10.00 a.m. (Eastern time) in the Ontario Court at 330 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

7.1	Required Approvals

At the meeting, Thomson Shareholders will be asked to vote on the Thomson Arrangement Resolution. The approval of the Thomson Arrangement Resolution will require the affirmative vote of at least 66 2/3 per cent. of the votes cast at the meeting by holders of Thomson Shares present in person or represented by proxy and entitled to vote at the meeting.

The Thomson Arrangement Resolution must be approved by the requisite majority of Thomson Shareholders voting at the meeting in order for Thomson to seek the Final Order and implement the Thomson Arrangement in accordance with the Final Order. At the hearing for the Final Order, approval by the Ontario Court will be granted if the Ontario Court determines that the Thomson Arrangement meets the requirements of the Interim Order and the OBCA, that nothing has been done or purported to be done that is not authorised by the OBCA, and that the Thomson Arrangement is fair and reasonable. The Ontario Court may approve the Thomson Arrangement either as proposed or as amended in any manner the Ontario Court may direct, subject to compliance with those terms and conditions, if any, as the Ontario Court deems fit. The terms of the Thomson Arrangement permit Thomson not to proceed with the Thomson Arrangement in accordance with the terms of the Implementation Agreement notwithstanding the approval of the Thomson Arrangement by Thomson Shareholders and the Ontario Court.

Pursuant to the Implementation Agreement, Woodbridge has irrevocably committed to vote all of its Thomson Shares in favour of the Thomson Arrangement Resolution. As of 22 February 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson Shares, or approximately 70 per cent. of the outstanding Thomson Shares. Accordingly, the requisite shareholder approval of the Thomson Arrangement Resolution is assured.

PR Annex III, 6.1

8.	Timing of the Transaction

As soon as practicable after all requisite shareholder and court approvals have been obtained and all other conditions to closing have been satisfied or waived, to the extent legally permitted, Reuters will file the office copy of the First Court Order and Second Court Order with the Registrar of Companies to give effect to the Transaction and Thomson will file the Thomson Articles of Arrangement with the OBCA director, following which the Thomson Reuters PLC Shares will be admitted to listing on the Official List of the UKLA and to trading on the LSE’s main market for listed securities. Reuters and Thomson expect the Effective Date will occur on or about 17 April 2008.

9.	Taxation of Thomson Reuters
PR Annex III, 4.11

9.1	UK Taxation

The following is a brief summary of certain UK tax considerations arising for Thomson Reuters as a result of the implementation of the Transaction and is based on current UK tax law and current practice of

HMRC. This summary is not exhaustive and does not take into account or anticipate any changes in law; nor does it take into account non-UK tax considerations.

The general consequences of the completion of the Transaction for Reuters and Thomson Reuters PLC may be summarised as follows:

•	It is intended that Thomson Reuters PLC will be resident in the UK for UK taxation purposes (and that Reuters will remain resident in the UK for UK taxation purposes).

•	The tax treatment of Thomson Reuters PLC for dividends paid on its shares will be the same after the Transaction as it is currently for Reuters.

•	The implementation of the DLC structure will not result in a change in the legal or beneficial ownership of Reuters assets or the assets of its subsidiaries and, therefore, will not result in a taxable disposition of those assets.

•	Entering into the DLC Documents to implement the Transaction does not give rise to any taxable receipt of money, property or other consideration by Reuters from Thomson.

•	It is expected that, upon completion of the Transaction, transactions between Thomson Reuters PLC and Thomson Reuters Corporation will be subject to UK transfer pricing tax laws which require transactions between associated persons to be treated as conducted on an arm’s length basis with arm’s length fees.

•	Reuters understands that HMRC has confirmed that Thomson Reuters PLC will not, as at the date of the completion of the Transaction, be treated as a “close company” for UK taxation purposes. Thomson Reuters PLC will, as at the date of completion of the Transaction, be a company to which section 704D of the Income and Corporation Taxes Act 1988 applies or a “relevant company” for the purposes of Section 691 of the Income Tax Act 2007. This is not expected to lead to any material tax costs for Reuters or Thomson Reuters PLC.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters PLC and Thomson Reuters Corporation intend to reorganise their assets following the Transaction. It is not expected that the restructuring would have material adverse UK taxation consequences for Reuters or Thomson Reuters PLC.

It is intended that Thomson Reuters Corporation will not be resident in the UK for UK taxation purposes. Accordingly, the completion of the Transaction is not expected to give rise to any adverse tax consequences for Thomson Reuters Corporation under UK tax laws.

9.2 Canadian Taxation

The following is a brief summary of the Canadian federal income tax considerations arising for Thomson Reuters as a result of the implementation of the Transaction. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act (Canada)”), the regulations thereunder, all specific proposals to amend the Tax Act (Canada) or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this document; Thomson’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”); and an advance tax ruling received by Thomson from the CRA with respect to the treatment of dividends paid and received on the Thomson Reuters Corporation Shares.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this document.

The general consequences of completion of the Transaction for Thomson under the Tax Act (Canada) may be summarised as follows:

•	It is intended that Thomson will remain resident in Canada for Canadian taxation purposes.

•	Thomson will remain a public company for purposes of the Tax Act (Canada).

•	The tax treatment of Thomson for dividends paid on its shares will be the same after the Transaction as it is currently.

•	The implementation of the DLC structure will not result in a change in the legal or beneficial ownership of Thomson’s assets or the assets of its subsidiaries and, therefore, will not result in a taxable disposition of those assets.

•	Entering into the DLC Documents to implement the Transaction does not give rise to any taxable receipt of money, property or other consideration by Thomson from Reuters.

•	It is expected that upon completion of the Transaction, transactions between Thomson Reuters PLC and Thomson Reuters Corporation will be subject to Canadian transfer pricing tax laws which require transactions between non-arm’s length persons to be treated as conducted on an arm’s length basis with arm’s length fees.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters PLC and Thomson Reuters Corporation intend to reorganise their assets following the Transaction. The restructuring would result in Reuters becoming a “controlled foreign affiliate” (as defined in the Tax Act (Canada)) of Thomson Reuters Corporation. It is not expected that the restructuring would have material adverse consequences under the Tax Act (Canada) for Thomson.

It is intended that Thomson Reuters PLC will not be resident in Canada for Canadian taxation purposes. Accordingly, the completion of the Transaction is not expected to give rise to any adverse tax consequences for Thomson Reuters PLC under the Tax Act (Canada).

10.	Ongoing Reporting Obligations

Following the Transaction, Thomson Reuters PLC will have its primary listing on the Official List and will be subject to the Listing Rules and the Disclosure and Transparency Rules applicable to companies with a primary listing on the LSE. Thomson Reuters Corporation will continue to be a reporting issuer (or have equivalent status) in each of the Canadian provinces and will continue to be subject to continuous disclosure obligations under the securities legislation of each province. It will also continue to be subject to the information requirements of the US Exchange Act and, accordingly, will file reports and other information with the SEC. Similar to Thomson Reuters Corporation, Thomson Reuters PLC will be subject to the information requirements of the US Exchange Act. To the extent permitted under applicable laws, Thomson Reuters PLC and Thomson Reuters Corporation will file all disclosure documents and any reports, statements or other information with the FSA, Canadian securities regulators and the SEC on a joint basis.
LR
6.1.3.1(c)
6.1.3.1(d)

The primary financial statements for Thomson Reuters Shareholders will be the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be presented in accordance with Canadian GAAP, and will include a voluntary reconciliation to IFRS and a reconciliation to US GAAP until no longer required by the SEC. Management of Thomson Reuters intends to present Thomson Reuters financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada. Thomson Reuters financial statements will be presented in US dollars.

To comply with EU and UK regulatory and filing requirements, Thomson Reuters PLC will also publish its own consolidated financial statements (excluding Thomson Reuters Corporation and its subsidiaries) prepared in accordance with IFRS and presented in pounds or US dollars.

11.	Stock Exchange Listings and Index Participation

Thomson Reuters PLC and Thomson Reuters Corporation will maintain separate stock exchange listings. Application will be made to the UKLA and the LSE, respectively, for the entire ordinary share capital of Thomson Reuters PLC to be admitted to the Official List and to trading on the LSE’s main market for listed securities. It is currently expected that admission of the Thomson Reuters PLC Shares to the Official List and to trading on the LSE’s main market for listed securities will become effective and that unconditional dealings will commence in the Thomson Reuters PLC Shares at 8.00 a.m. (London time) on 17 April 2008. Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of its ADSs, each representing six Thomson Reuters PLC Shares, on the Nasdaq Global Select Market. Thomson Reuters Corporation Shares will continue to be listed on the TSX and the NYSE and Thomson’s Series II Preference Shares will continue to be listed on the TSX.

It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices and Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices.

12.	Financing

Reuters Shareholders will receive aggregate cash consideration of approximately £4.5 billion (or approximately US$8.8 billion based on the exchange rate of US$1.9668:£1.00 on 22 February 2008) under the Scheme.

Thomson plans to fund this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its Acquisition Facility provided by a syndicate of banks. Thomson completed the sale of various Thomson Learning businesses through three independent processes in 2007 for gross proceeds of approximately US$8.2 billion. In accordance with the terms of the Acquisition Facility, Thomson has been holding certain of these sale proceeds pending the completion of the Transaction.

Thomson may only draw down amounts under the Acquisition Facility to finance the Transaction, to refinance any existing debt of Reuters after completion of the Transaction and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. As of 22 February 2008, the Acquisition Facility was undrawn.

On the Effective Date, it is expected that Thomson Reuters will have committed borrowing facilities totalling approximately £3.8 billion (or approximately US$7.4 billion based on the exchange rate of US$1.9668:£1.00 on 22 February 2008). Included within this total is the Acquisition Facility of £2.5 billion (or approximately US$4.9 billion based on the exchange rate of US$1.9668:£1.00 on 22 February 2008) which is expected to expire on 21 May 2009. The Thomson Reuters Proposed Directors’ current business plans for Thomson Reuters indicate that additional borrowing capacity will be required to meet Thomson Reuters financing needs when the Acquisition Facility expires. The Thomson Reuters Proposed Directors are confident that additional committed borrowing facilities or other types of financing, as may be required, will be secured prior to the expiry of the Acquisition Facility.

Bear Stearns and Perella Weinberg, Thomson’s financial advisers, have confirmed that they are satisfied that the necessary cash resources are available to Thomson to enable it to satisfy in full the cash consideration payable under the Transaction.
PR Annex III, 8.1

13.	Transaction Expenses

Reuters and Thomson anticipate that the aggregate amount of their respective fees, costs and expenses in connection with the Transaction, including financial advisers’ fees, legal and accounting fees, consulting fees, filing fees and printing and mailing costs, will be approximately US$240 million, with each company anticipating approximately US$120 million of expenses. Thomson expects that it will capitalise its costs as part of the total cost to acquire Reuters. Reuters will reflect its costs through results of operations as they are incurred.

PART VIII

THE DUAL LISTED COMPANY STRUCTURE

PR Annex I, 7.1

1.	Overview

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC is a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction and The Thomson Corporation, a Canadian company, which will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Key features of the DLC structure include the following:

•	Thomson Reuters PLC and Thomson Reuters Corporation will remain separate publicly listed companies;

•	the boards of directors of the two companies will comprise the same individuals, as will the companies’ executive management;

•	shareholders of the two companies will ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies will receive equivalent cash dividends and capital distributions;

•	each company will guarantee all contractual obligations of the other company and other obligations as agreed; and

•	a takeover bid or similar transaction will be required to be made for shares of both companies on equivalent basis.

Structures similar to the DLC structure have been successfully implemented by a number of other major international groups, including BHP Billiton, Carnival, Rio Tinto and Unilever.

The following simplified diagrams illustrate the current structures of Reuters and Thomson and the anticipated structure of Thomson Reuters following the Transaction.

PR Annex I,
9.2.3

Current Reuters and Thomson Structures

Notes:

(1)	Includes Woodbridge, which, as of 22 February 2008 (the latest practicable date prior to the publication of this document), beneficially owned approximately 70 per cent. of the outstanding Thomson Shares.

(2)	In addition to the Thomson Shares, Thomson had 6,000,000 Series II Preference Shares issued and outstanding as of 22 February 2008.

(3)	Includes ADSs, each of which represents six Reuters Shares.

PR Annex I, 7.1

Anticipated Thomson Reuters Structure

Notes:

(1)	Includes Woodbridge, which, as of 22 February, 2008, beneficially owned approximately 70 per cent. of the outstanding Thomson Shares.

(2)	Thomson Reuters Corporation will continue to have 6,000,000 Series II Preference Shares issued and outstanding following the Transaction. No changes are being made to the terms of those shares in connection with the Transaction.

(3)	Includes ADSs, each of which will represent six Thomson Reuters PLC ordinary shares.

(4)	Reuters Group Limited will be an indirect wholly-owned subsidiary of Thomson Reuters PLC (except for Reuters Shares held by an Employee Benefit Trust).

(5)	Reflects the initial asset reorganisation that Thomson Reuters Corporation and Thomson Reuters PLC intend to implement following the Transaction. Thomson Reuters Corporation and Thomson Reuters PLC may carry out other reorganizations of their assets from time to time in the ordinary course of business. See “Unified Board and Management”.

2.	Key Features of the DLC structure

Below is a description of the key features of the DLC structure. Detailed information about the arrangements giving effect to the DLC structure is contained in Section 5 of Part XVIII of this document.

2.1	Separate Entities and Listings

Under the DLC structure, Thomson Reuters PLC and Thomson Reuters Corporation will operate as a unified group.

Thomson Reuters PLC and Thomson Reuters Corporation will remain separate publicly listed companies. Under the Scheme, Reuters Shareholders will exchange their Reuters Shares for shares of Thomson Reuters PLC and cash. Thomson Shareholders will continue to hold their existing shares in Thomson Reuters Corporation (the renamed Thomson).

Application will be made to the UKLA and the LSE, respectively, for the entire ordinary share capital of Thomson Reuters PLC to be admitted to the Official List and to trading on the LSE’s main market for listed securities. It is currently expected that admission of the Thomson Reuters PLC Shares to the Official List and to trading on the LSE’s main market for listed securities will become effective and that unconditional dealings will commence in the Thomson Reuters PLC Shares at 8.00 a.m. (London time) on 17 April 2008. Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of its ADSs, each representing six Thomson Reuters PLC Shares, on the Nasdaq Global Select Market. Thomson Reuters Corporation Shares will continue to be listed on the TSX and the NYSE and Thomson’s Series II Preference Shares will continue to be listed on the TSX.

It is expected that Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices and Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices.

2.2	Unified Board and Management

The boards of directors of Thomson Reuters PLC and Thomson Reuters Corporation will be comprised of the same individuals, as will the companies’ executive management. The two companies will pursue business objectives established by the Thomson Reuters Board and management, who will evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole. In addition to their normal fiduciary duties to the company concerned, the directors of each company will have regard to the best interests of the other company and its shareholders.

For details of the initial membership of the Thomson Reuters Board and management, see Section 3 of Part X of this document. Resolutions relating to the appointment, election, re-election or removal of any director will be voted upon by shareholders of Thomson Reuters PLC and Thomson Reuters Corporation as Joint Electorate Actions. See Section 2.3 below.

The capital of Thomson Reuters will be deployed and managed in a way which the Thomson Reuters Board considers most beneficial to Thomson Reuters. Assets of Thomson Reuters will be owned, directly or indirectly, by whichever of Thomson Reuters PLC or Thomson Reuters Corporation is determined to be most efficient and appropriate under the then prevailing circumstances. Thomson Reuters assets may accordingly be owned, directly or indirectly, from time to time by Thomson Reuters Corporation or Thomson Reuters PLC or by the two companies. Under the DLC structure, transfers of assets within Thomson Reuters may be made from time to time. Such transfers will be considered to be in the ordinary course of business and may be made without the approval of shareholders.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters Corporation and Thomson Reuters PLC intend to implement an initial, substantial reorganisation of their assets following the Transaction. This reorganisation would include subsidiaries of Thomson Reuters Corporation transferring certain of their assets to subsidiaries of Thomson Reuters PLC and subsidiaries of Thomson Reuters Corporation acquiring debt and minority share interests in certain subsidiaries of Thomson Reuters PLC. In addition, subsidiaries of Thomson Reuters PLC would transfer certain of their assets to subsidiaries of Thomson Reuters Corporation and subsidiaries of Thomson Reuters PLC would acquire debt and/or a minority share interest in certain subsidiaries of Thomson Reuters Corporation.

2.3	Equalisation of Economic and Voting Interests

Equalisation Principles

The Equalization and Governance Agreement requires that Thomson Reuters PLC and Thomson Reuters Corporation observe certain principles to ensure that the economic and voting rights of holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares are equivalent. These principles are briefly described below. See also Section 5.2 of Part XVIII of this document.

The Equalization Ratio will determine the economic benefits and voting interests represented by a Thomson Reuters PLC Share relative to the economic and voting interests of a Thomson Reuters Corporation Share and underpin the relationship of the two companies. Initially, the Equalization Ratio will be 1:1 and, as a result, one Thomson Reuters PLC Share will have equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation Share.

PR Annex I,
20.7

Dividends and Distributions

If Thomson Reuters Corporation declares or pays a cash dividend to holders of its common shares, then Thomson Reuters PLC must declare or pay to holders of its ordinary shares a cash dividend in an equivalent amount per share. The equivalent cash dividend will be calculated before deduction of any withholding taxes or tax payable by or on behalf of, and disregarding any tax benefit available to, a shareholder of Thomson Reuters.

Thomson Reuters PLC may not declare or pay a cash dividend unless Thomson Reuters Corporation first declares or pays a cash dividend. If Thomson Reuters PLC is prohibited by applicable laws from declaring or paying or is otherwise unable to declare or pay the equivalent cash dividend, Thomson Reuters PLC and Thomson Reuters Corporation will, as far as practicable, enter into such transactions as are necessary so as to enable Thomson Reuters PLC to pay such dividend.

Thomson Reuters Corporation will issue the Equalization Share to Thomson Reuters PLC. If Thomson Reuters Corporation is required to make an equalisation payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), Thomson Reuters Corporation will make such payment as a dividend on the Equalization Share, unless the board of directors of Thomson Reuters Corporation determines, with a view to the best interests of Thomson Reuters Corporation, to make such payment by another means.

Matching Actions

If Thomson Reuters Corporation takes any action, other than a cash dividend, that would provide a holder of a Thomson Reuters Corporation Share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which would otherwise disadvantage a holder of a Thomson Reuters PLC Share relative to a holder of a Thomson Reuters Corporation Share, then:

•	Thomson Reuters PLC must undertake a Matching Action to ensure that the economic benefits and voting rights of a holder of one Thomson Reuters PLC Share relative to a holder of one Thomson Reuters Corporation Share are maintained in proportion to the then prevailing Equalization Ratio; or

•	an appropriate adjustment to the Equalization Ratio must be made to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC Share relative to a holder of one Thomson Reuters Corporation Share, unless the Thomson Reuters Board determines that the benefit to holders of Thomson Reuters Corporation Shares is de minimis or the costs of doing so would be disproportionate to the benefits that would be realised by Thomson Reuters PLC Shareholders. The Thomson Reuters Board is required to take into account the effect of all prior unadjusted actions in deciding whether a Matching Action or an adjustment to the Equalization Ratio is appropriate, and if any adjustment is made it must take into account all such prior unadjusted actions.

Thomson Reuters PLC may not make any distribution of capital or income or take any other action that would provide a holder of a Thomson Reuters PLC Share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which would otherwise disadvantage a Thomson Reuters Corporation Shareholder relative to a Thomson Reuters PLC Shareholder other than as a Matching Action.

Cross-Guarantees

Thomson Reuters PLC and Thomson Reuters Corporation will each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company. Thomson Reuters PLC will guarantee all obligations of Reuters existing at the Effective Date and, as a result, those obligations will be covered by Thomson Reuters Corporation’s guarantee of Thomson Reuters PLC’s obligations.

Creditors of Thomson Reuters PLC and Thomson Reuters Corporation entitled to the benefit of the guarantees will, to the extent possible, be placed in the same position as if the obligations were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters PLC and Thomson Reuters Corporation will be exposed to the credit risk of the other. Accordingly, it is anticipated that both companies will share the same credit rating.

See Section 5.4 of Part XVIII of this document.

PR Annex III, 4.5

Insolvency

In the event that Thomson Reuters PLC is, or is likely to become, insolvent, Thomson Reuters Corporation must seek to ensure that the economic returns made or otherwise available to a holder of Thomson Reuters PLC Shares relative to the economic returns available to a holder of Thomson Reuters Corporation Shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”).

In that event, Thomson Reuters Corporation will have the right either to offer Thomson Reuters Corporation Shares to holders of Thomson Reuters PLC Shares pro rata to their holdings of Thomson Reuters PLC Shares in consideration for such Thomson Reuters PLC Shares, or to make a payment to holders of Thomson Reuters PLC Shares, in either case, in such amount and in such proportion to ensure that Economic Equivalence is achieved. If Thomson Reuters Corporation does not exercise this right, Thomson Reuters Corporation must make payments to the creditors of Thomson Reuters PLC and then to Thomson Reuters PLC, such that Economic Equivalence is achieved.

If both Thomson Reuters PLC and Thomson Reuters Corporation are insolvent, and if Thomson Reuters Corporation has surplus assets available for distribution to Thomson Reuters Corporation Shareholders after the payment of all debts, then Thomson Reuters Corporation will pay to the holders of Thomson Reuters PLC Shares a liquidation distribution which is equivalent on a per share basis in accordance with the Equalization Ratio.

Support Arrangements

Although Thomson Reuters Corporation is obligated to support Thomson Reuters PLC with respect to dividends and other cash distributions, and in the event of the insolvency of Thomson Reuters PLC, Thomson Reuters PLC does not have any reciprocal obligations in favour of Thomson Reuters Corporation. These arrangements have been structured to avoid adverse Canadian income tax treatment of dividends paid and received on the Thomson Reuters Corporation Shares. Reuters and Thomson do not consider these arrangements to be material to holders of Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares.
PR Annex I,
20.7

The dividend policy of the Thomson Reuters Board will provide that dividends will be declared from the perspective of Thomson Reuters taken as a whole. Reuters and Thomson do not believe that Thomson Reuters Corporation’s support obligation will affect in any way the dividends or other cash distributions available to holders of either Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares.

The Cross-Guarantees, which apply to all contractual obligations, including indebtedness, of Thomson Reuters PLC and Thomson Reuters Corporation, will expose each company to the credit risk of the other. Accordingly, Reuters and Thomson believe that, in the event of insolvency, the insolvency would affect Thomson Reuters as a whole rather than either Thomson Reuters PLC or Thomson Reuters Corporation alone.

Voting Arrangements

Shareholders of Thomson Reuters PLC and Thomson Reuters Corporation will ordinarily vote together as a single decision-making body, including in the election of directors.

Joint Electorate Actions

On all matters other than those which constitute Class Rights Actions or Procedural Resolutions, all Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders will vote together as a single body. These matters are called Joint Electorate Actions and include:

•	the appointment, election, re-election or removal of any director of Thomson Reuters PLC or Thomson Reuters Corporation;

•	to the extent such receipt or adoption is required by applicable laws, the receipt or adoption of the financial statements or accounts of Thomson Reuters PLC or Thomson Reuters Corporation, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to the Effective Date;

•	a change of name of Thomson Reuters PLC or Thomson Reuters Corporation; and

•	the appointment or removal of the auditors of Thomson Reuters PLC or Thomson Reuters Corporation.

Class Rights Actions

On specified matters where the interests of Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders may diverge, the shareholders of each company will vote separately. These matters, called Class Rights Actions, are as follows:

•	the voluntary liquidation of either company;

•	any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement;

•	any amendment to, or termination of, the Equalization and Governance Agreement, the Special Voting Share Agreement or the Cross-Guarantees, other than: (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters Corporation Shareholders or Thomson Reuters PLC Shareholders; or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters Board;

•	any amendment to, removal or alteration of the effect of (which will include the ratification of any breach of) any of the Thomson Reuters Corporation Entrenched Provisions or the Thomson Reuters PLC Entrenched Provisions;

•	a change in the corporate status of Thomson Reuters Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of Thomson Reuters PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in circumstances not requiring approval as a Class Rights Action);

•	any other action or matter the Thomson Reuters Board determines (either in a particular case of generally) should be approved as a Class Rights Action; and

•	any action to be approved as a Class Rights Action pursuant to the Equalization and Governance Agreement.

Matters that are Class Rights Actions may not be implemented unless they have been approved by the requisite majority of the votes cast by the Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders voting separately.

Procedural Resolutions

Procedural or technical resolutions do not constitute either Joint Electorate Actions or Class Rights Actions and will be voted on separately by the relevant Thomson Reuters PLC Shareholders or Thomson Reuters Corporation Shareholders. Such Procedural Resolutions include any resolution:

•	that certain people be allowed to attend or be excluded from attending a meeting;

•	that discussion be closed and a question put to a vote (provided no amendments have been raised);

•	that a question under discussion not be put to a vote;

•	to proceed with matters in an order other than that set out in the notice of a meeting;

•	to adjourn a debate (for example, to a subsequent meeting); and

•	to adjourn a meeting.

PR Annex I, 18.2

Special Voting Shares

To effect the voting arrangements described above, the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles will each provide for the issuance of a Special Voting Share. Two new special voting trusts, Thomson Reuters Corporation Special Voting Share Trust and Thomson Reuters PLC Special Voting Share Trust, will be established for the sole purpose of holding these Special Voting Shares.

Thomson Reuters Corporation will issue a Special Voting Share to the Thomson Reuters Corporation Special Voting Share Trustee which will exercise the voting rights attached to that Special Voting Share at Thomson Reuters Corporation Shareholders’ meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters PLC Shareholders’ meeting. Thomson Reuters PLC will issue the Special

Voting Share to the Thomson Reuters PLC Special Voting Share Trustee, which will exercise the voting rights attached to that Special Voting Share at Thomson Reuters PLC Shareholders’ meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters Corporation Shareholders’ meeting.

On Joint Electorate Actions, the Thomson Reuters Corporation Special Voting Share will carry the number of votes cast at the parallel meeting of Thomson Reuters PLC Shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number) and the Thomson Reuters PLC Special Voting Share will carry the number of votes cast at the parallel meeting of Thomson Reuters Corporation Shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number).

On Class Rights Actions, the Special Voting Shares will carry voting rights only if the proposed action has not been approved at the parallel meeting of the Thomson Reuters PLC Shareholders or Thomson Reuters Corporation Shareholders, as the case may be. In that event, the Special Voting Shares will carry such number of votes against the proposed action as would be sufficient to defeat it. These voting rights reflect the requirement that Class Rights Actions be approved by the shareholders of each of Thomson Reuters PLC and Thomson Reuters Corporation voting separately.

Neither Special Voting Share will carry any voting rights on Procedural Resolutions. Procedural Resolutions will be determined by the relevant company’s shareholders.

Equivalent Treatment in Relation to Takeovers

Reuters and Thomson believe that it is essential to the implementation and operation of the DLC structure that holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares be treated on an equivalent basis with respect to any takeover offer or similar transaction for those shares. Accordingly, neither Thomson Reuters Corporation nor Thomson Reuters PLC may accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any takeover offer or similar transaction with respect to Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares unless such takeover offer or similar transaction constitutes a Qualifying Takeover Bid.

A Qualifying Takeover Bid means an offer or offers to acquire (by way of takeover bid or similar transaction) all of the outstanding Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares which are made in compliance with applicable laws, and which:

•	are made to all holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares;

•	are undertaken with respect to the Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares at or about the same time; and

•	are equivalent (although not necessarily the same) in all material respects to the holders of Thomson Reuters Corporation Shares, on the one hand, and the holders of Thomson Reuters PLC Shares, on the other hand, including with respect to:

(i)	the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

(ii)	the information provided to such holders;

(iii)	the time available to such holders to consider such offers; and

(iv)	the conditions to which the offers are subject.

If at any time a party offers to acquire or acquires one or more Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares, or proposes a similar transaction or transactions and, after giving effect to such acquisition, such party: (a) would beneficially own or beneficially owns Thomson Reuters Corporation Shares in an amount equal to 20 per cent. or more of the outstanding Thomson Reuters Corporation Shares; (b) would have an interest in or be interested in 30 per cent. or more of the outstanding Thomson Reuters PLC Shares (taking into account Thomson Reuters PLC Shares in which persons acting in concert are interested); or (c) would have an interest in or be interested in such number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares (taking into account Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares in which persons acting in concert are interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30 per cent. or more of all votes entitled to be cast on a Joint

Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters Corporation Special Voting Share and the holder of the Thomson Reuters PLC Special Voting Share), such offer or acquisition being a “Triggering Event”, Thomson Reuters PLC and Thomson Reuters Corporation must, subject to applicable laws, take all actions within their control as are, in the view of the Thomson Reuters Board, necessary or appropriate to procure that such party make a Qualifying Takeover Bid, including adopting a shareholder rights plan and/or requesting that relevant regulatory authorities prohibit or otherwise prevent such offer or acquisition or similar transaction or transactions, unless:

•	either prior to or simultaneously with the Triggering Event, such party makes a Qualifying Takeover Bid (and, in the event that such Qualifying Takeover Bid was made prior to the Triggering Event, such Qualifying Takeover Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

•	the Triggering Event was an offer to acquire, or an acquisition of, outstanding Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares made pursuant to an exemption from the takeover offer provisions of applicable laws, where the value of the consideration paid for any such shares acquired is not in excess of the respective market values thereof at the date of acquisition.

Acquisitions of Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares by either Thomson Reuters PLC or Thomson Reuters Corporation or by any of their respective subsidiaries do not constitute Triggering Events.

Woodbridge has agreed that it will not tender any Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares held by it from time to time to, or otherwise support, a takeover bid or similar transaction made by a party in respect of whom a Triggering Event has occurred unless that transaction is made pursuant to or in accordance with a Qualifying Takeover Bid by such party and that it will not sell or otherwise transfer any such shares or otherwise support the sale or transfer of any such shares to a party if the transaction would result in the occurrence of a Triggering Event unless the sale or transfer is made pursuant to or in accordance with a Qualifying Takeover Bid by such party or the transaction is made on an exempt basis, as described above.

The takeover bid provisions included in the DLC structure differ from those included in the dual listed company structures implemented by other major international groups due to differences between Ontario and UK law. Reuters and Thomson nevertheless believe that these provisions adequately and appropriately protect the interests of shareholders of Thomson Reuters PLC and Thomson Reuters Corporation and afford the necessary means to enforce the principle of equivalent treatment in relation to takeover bids and similar transactions.

Any shareholder of Thomson Reuters PLC or Thomson Reuters Corporation will have status to apply to the Ontario Court for certain remedies under the OBCA if the companies fail to take the requisite action to enforce the takeover bid provisions. Where a party makes a takeover bid or similar transaction for shares of one company and fails to make an equivalent bid for shares of the other company, a shareholder of Thomson Reuters PLC or Thomson Reuters Corporation will have the right (if the Ontario Court exercises its discretion to grant the remedy) to cause Thomson Reuters Corporation to take the requisite action to procure an equivalent bid (including, for example, by applying to regulatory authorities and courts to prevent the party from proceeding with its takeover bid or similar transaction or by implementing a shareholders rights plan). Certain remedies may also be available to a shareholder of Thomson Reuters PLC or Thomson Reuters Corporation under the Act, although they may be more limited. In addition, Reuters and Thomson believe that regulatory authorities and courts should support Thomson Reuters PLC and Thomson Reuters Corporation in enforcing the takeover bid provisions since, among other things, the equivalent treatment principle is fundamental to the DLC structure.

PART IX

REUTERS TRUST PRINCIPLES AND REUTERS FOUNDERS SHARE COMPANY

1.	Reuters Trust Principles

Independence, integrity and freedom from bias in the gathering and dissemination of information and news are fundamental to Reuters. Reflecting this, Reuters is party to the Deed of Mutual Covenant (the “Deed of Mutual Covenant”) originally made on 9 May 1984 with, among other parties, Reuters Founders Share Company and English, Australian and New Zealand press associations. Under the Deed of Mutual Covenant, each of Reuters and Reuters Founders Share Company covenanted with the Press Associations to use its best endeavours to ensure that the Reuters Trust Principles, which include the preservation of integrity, reliability of news, development of the news business and related principles, are complied with.
PR Annex I,
21.2.6

The Reuters Articles also contain various provisions that are intended to safeguard the Reuters Trust Principles. One such provision applies to persons that become “interested” in 15 per cent. or more of the Reuters Shares outstanding at any time (excluding any shares held by Reuters as treasury shares). The term “interested” is defined in the Reuters Articles by reference to provisions of the Act, which require persons to disclose to public companies direct or indirect interests in voting shares in excess of a prescribed percentage. Under the Reuters Articles, all shares held by a person who reaches the 15 per cent. limit are disenfranchised and the shares exceeding the 15 per cent. limit must be disposed of, subject to certain exceptions.

In addition, Reuters share capital includes the Reuters Founders Share which is held by Reuters Founders Share Company. The Reuters Founders Share empowers Reuters Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, Reuters Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. “Control” for these purposes is defined as the ability to control the exercise of 30 per cent. or more of the votes that may be cast on a poll at general meetings of Reuters (disregarding the rights of Reuters Founders Share Company and disregarding any suspension of the voting rights of any shares).

Reuters Founders Share Company

Reuters Founders Share Company was established in 1984 when Reuters became a public company. The Reuters Trustees (who constitute both the members and directors of Reuters Founders Share Company) have a duty to endeavour to ensure, in so far as they are able to do so by the proper exercise of the powers from time to time vested in them, that the Reuters Trust Principles are complied with. The Reuters Trustees are nominated by a nomination committee which includes certain serving Reuters Trustees, one person nominated by each of the Press Associations, two people appointed by the Chairman of Reuters and two people appointed after consultation with the European Court of Human Rights. A Reuters Trustee may not be a director or employee of Reuters. The current Reuters Trustees are as follows:

Reuters Trustee since

Leonard Berkowitz	1998
The Honourable Mrs. Anson Chan, GBM, CBE, JP	2002
Sir Michael Checkland	1994
Bertrand Collomb	2004
Jiri Dienstbier	2005
Uffe Ellemann-Jensen	2001
John Fairfax, AM	2005
Pehr Gyllenhammar (Chairman)	1997
Alejandro Junco de la Vega	2006
Joseph Lelyveld	2004
Sir Christopher Mallaby, GCMG, GCVO	1998
Mammen Mathew	2002
John McArthur	2001
The Right Hon. Baroness Noakes, DBE	1998
Sir William Purves, CBE, DSO	1998
Jaako Rauramo	1999
Dr. Sachio Semmoto	2007
Dr. Mark Wössner	2001

The Reuters Trustees are appointed for an initial term of five years and must retire on 31 December following the fifth anniversary of appointment or reappointment. A retiring Reuters Trustee is eligible for reappointment for a further term of five years, subject to a maximum term of 15 years.

2.	Effect of the Transaction

As a result of the Deed of Mutual Covenant and certain provisions in the Reuters Articles, Reuters and Thomson were required, in order to proceed with the Transaction, to seek the support of Reuters Founders Share Company. On 15 May 2007, Reuters Founders Share Company resolved to support the Transaction, subject to the implementation of specified terms by Reuters, Thomson and Woodbridge. The principal terms are as set out below.

Thomson Reuters Corporation and Thomson Reuters PLC will become parties to an amended Deed of Mutual Covenant (the “Amended Deed of Mutual Covenant”). Under the Amended Deed of Mutual Covenant, each of Thomson Reuters PLC, Thomson Reuters Corporation and Reuters Founders Share Company will covenant with the Press Associations to use its best endeavours to ensure that the Reuters Trust Principles will be complied with in relation to Thomson Reuters. Those principles are:

•	that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.
PR Annex I,
21.2.6

The Thomson Reuters PLC Articles, the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-laws will include provisions to safeguard the Reuters Trust Principles on a basis that, giving effect to the Transaction, correspond to the principal protections currently contained in the Reuters Articles.
PR Annex I,
18.2

Thomson Reuters Corporation will issue to Reuters Founders Share Company a Founders Share, which will enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation threaten the Reuters Trust Principles. The Founders Share in Thomson Reuters Corporation will entitle Reuters Founders Share Company to vote in circumstances where a party (defined in the Thomson Reuters Corporation Articles as an “Acquiring Person”), other than one that has been approved by Reuters Founders Share Company (an “Approved Person”) or an entity within Thomson Reuters, has become or becomes the beneficial owner of 15 per cent. or more of the outstanding voting shares of Thomson Reuters Corporation or has become or is attempting to become, directly or indirectly, the beneficial owner of 30 per cent. or more of such outstanding voting shares. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved Persons, will be sufficient either to negate the voting power of the Acquiring Person or to constitute the requisite majority voting power.

Thomson Reuters PLC will issue to Reuters Founders Share Company a Founders Share, which will enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters PLC threaten the Reuters Trust Principles. The Founders Share in Thomson Reuters PLC will entitle Reuters Founders Share Company to vote in circumstances where a party (defined in the Thomson Reuters PLC Articles as an “Acquiring Person”), other than an Approved Person or an entity within Thomson Reuters, has become or becomes “interested” in 15 per cent. or more of the outstanding voting shares of Thomson Reuters PLC or has obtained or is attempting to obtain the ability to control the exercise of 30 per cent. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved

Persons, will be sufficient either to negate the voting power of the Acquiring Person or to constitute the requisite majority voting power.

Woodbridge, which will be the controlling shareholder of Thomson Reuters, has agreed to enter into the Reuters Trust Principles Support Agreement, which will provide for Woodbridge to support the Reuters Trust Principles and to exercise its voting rights to give effect to this support. In addition, the Reuters Trust Principles Support Agreement will provide for Reuters Founders Share Company irrevocably to designate Woodbridge as an Approved Person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the Effective Date will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Reuters Founders Share, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Scheme and has undertaken not to exercise any voting rights attached to the Reuters Founders Share to defeat the resolutions to approve the Scheme or the resolutions to be proposed at the EGM.

The following is an overview of the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement and those provisions of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles that are intended to safeguard the Reuters Trust Principles.

3.	Amended Deed of Mutual Covenant

•	Each of Thomson Reuters PLC, Thomson Reuters Corporation and Reuters Founders Share Company covenants with the Press Associations to use its best endeavours to ensure that the Reuters Trust Principles are complied with.

•	The Thomson Reuters Board will have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees insofar as, by the proper exercise of its powers and in accordance with the other duties of directors, those principles are capable of being observed by the Thomson Reuters Board.

•	Thomson Reuters PLC and Thomson Reuters Corporation will have an office of editor-in-chief of the news services of Thomson Reuters and will provide Reuters Founders Share Company with the opportunity to consult with the Thomson Reuters Board prior to appointing an individual to, or removing an individual from, such office.

•	Thomson Reuters PLC and Thomson Reuters Corporation will keep Reuters Founders Share Company informed of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.

•	Reuters Founders Share Company will keep Thomson Reuters PLC and Thomson Reuters Corporation informed regarding its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Reuters Trust Principles.
PR Annex I,
21.2.6

4.	Thomson Reuters Corporation Articles

•	One Founders Share in the capital of Thomson Reuters Corporation will be created and issued to Reuters Founders Share Company.

•	As holder of the Founders Share, Reuters Founders Share Company will be entitled to receive notice of all meetings of shareholders and will be entitled to attend and speak at any such meeting. It will be entitled to vote separately as a class in respect of a resolution pertaining to any matter for which its prior written consent is required.

•	The rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company.

•	Without the prior written consent of Reuters Founders Share Company, Thomson Reuters Corporation may not take certain fundamental corporate actions, including liquidation, dissolution or winding-up, paying dividends in kind, effecting a reorganisation (other than an internal reorganisation involving entities within Thomson Reuters), amalgamating with unaffiliated entities and removing or altering certain provisions in the Thomson Reuters Corporation Articles and Thomson

Reuters Corporation By-laws relating to Reuters Founders Share Company and the Founders Share.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, has become or becomes the beneficial owner of 15 per cent. or more of the outstanding voting shares of Thomson Reuters Corporation, the Founders Share will carry voting rights that allow it to negate the voting power of such party by casting the same number of votes as are cast, and in the same manner as such votes are cast (for, against, withheld or abstain), by the Thomson Reuters Corporation Special Voting Share Trustee and holders of voting shares of Thomson Reuters Corporation (aside from such party), in each case multiplied by one hundred.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, becomes or is attempting to become, directly or indirectly, the beneficial owner of 30 per cent. or more of the outstanding voting shares of Thomson Reuters Corporation, the Founders Share will carry the following voting rights in respect of Joint Electorate Actions, or Class Rights Actions if the proposed action has been approved at the parallel meeting of the Thomson Reuters PLC Shareholders: (i) if there are no Approved Persons or Approved Persons beneficially own shares which carry not more than 35 per cent. of the votes entitled to be cast on the proposed resolution, the right to cast a sufficient number of votes to approve or defeat such resolution; (ii) if Approved Persons beneficially own shares which carry more than 35 per cent. but less than the requisite majority of the votes entitled to be cast on such resolution, the right to cast the greater of (x) a number of votes equal to the number of votes attached to voting shares beneficially owned by such party plus one and (y) a number of votes sufficient to constitute the requisite majority of votes entitled to be cast on such resolution, in combination with votes attached to all voting shares beneficially owned by Approved Persons and cast in accordance with the Relevant Terms of Approval; or (iii) if Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval the votes attached to, voting shares to which are attached the requisite majority of the voting shares entitled to be cast on such resolution, no right to cast any vote.

•	Reuters Founders Share Company will have the right to requisition a meeting of Thomson Reuters Corporation Shareholders.

•	For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Thomson Reuters Corporation Board may invite the Reuters Trustees to attend meetings of the Thomson Reuters Corporation Board and to confer with the Thomson Reuters Corporation Board. Reuters Founders Share Company will make representations to the Thomson Reuters Corporation Board on matters of general interest to Thomson Reuters Corporation and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters Corporation Board.

•	The directors of Thomson Reuters Corporation will, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.
PR Annex I,
21.2.6

5.	Thomson Reuters PLC Articles

•	One Founders Share in the capital of Thomson Reuters PLC will be created and issued to Reuters Founders Share Company.

•	As holder of the Founders Share, Reuters Founders Share Company will be entitled to receive notice of all meetings of shareholders and will be entitled to attend and speak at any such meeting. It will be entitled to vote separately as a class in respect of a resolution pertaining to any matter for which the prior written consent of Reuters Founders Share Company is required.

•	The rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company.

•	Without the prior written consent of Reuters Founders Share Company, Thomson Reuters PLC may not take certain fundamental corporate actions, including liquidation or winding-up, paying dividends in kind, effecting a reconstruction and amending, removing or altering certain provisions in the Thomson Reuters PLC Articles relating to Reuters Founders Share Company and the Founders Share.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, becomes interested in 15 per cent. or more of the outstanding voting shares of Thomson Reuters PLC, the Founders Share will carry voting rights that allow it to negate the voting power of such party by casting the same number of votes as are cast, and in the same manner as such votes are cast (for, against, withheld or abstain), by the Thomson Reuters PLC Special Voting Share Trustee and holders of voting shares of Thomson Reuters PLC (aside from such party), in each case multiplied by one hundred.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, has obtained or is attempting to obtain the ability to control the exercise of 30 per cent. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC, the Founders Share will carry the following voting rights in respect of Joint Electorate Actions or Class Rights Actions if the proposed action has been approved at the parallel meeting of the Thomson Reuters Corporation Shareholders: (i) if there are no Approved Persons or Approved Persons are interested in shares to which are attached not more than 35 per cent. of the votes entitled to be cast on the proposed resolution, the right to cast a sufficient number of votes to approve or defeat such resolution; (ii) if Approved Persons are interested in shares to which are attached more than 35 per cent. but less than the requisite majority of the votes entitled to be cast on such resolution, the right to cast the greater of (x) a number of votes equal to the number of votes attached to voting shares in which such party is interested plus one and (y) a number of votes sufficient to constitute the requisite majority of votes entitled to be cast on such resolution, in combination with votes attached to all voting shares in which Approved Persons are interested and cast in accordance with the Relevant Terms of Approval; or (iii) if Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, voting shares to which are attached the requisite majority of the voting shares entitled to be cast on such resolution, no right to cast any vote.

•	Reuters Founders Share Company will have the right to requisition a meeting of Thomson Reuters PLC Shareholders.

•	For so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Founders Share, the Thomson Reuters PLC directors may invite the Reuters Trustees to attend meetings of the Thomson Reuters PLC board of directors and to confer with the Thomson Reuters PLC board of directors. Reuters Founders Share Company will make representations to the Thomson Reuters PLC board of directors on matters of general interest to Thomson Reuters PLC and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters PLC board of directors.

•	The Thomson Reuters PLC directors will, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.

6.	Reuters Trust Principles Support Agreement

•	Reuters Founders Share Company will designate Woodbridge and its affiliates as an Approved Person for the purposes of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles. This designation will be irrevocable for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

•	Woodbridge will vote its voting shares of Thomson Reuters Corporation and Thomson Reuters PLC held by it in a manner consistent with the Reuters Trust Principles.

•	Woodbridge will give Reuters Founders Share Company as much advance notice as practicable in the circumstances of how it intends to vote at meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with a view to providing Reuters Founders Share Company with a reasonable opportunity to determine whether the manner in which Woodbridge intends to vote is inconsistent with the Reuters Trust Principles. Woodbridge will use its best efforts to give such notice to Reuters Founders Share Company before meeting materials are disseminated to shareholders but will, in any event, give such notice to Reuters Founders Share Company not less than 10 days prior to the date of the applicable shareholders’ meeting. Reuters Founders Share Company will notify Woodbridge of its determination as soon as practicable. All disagreements and disputes between Woodbridge and Reuters Founders Share Company as to the manner in which Woodbridge intends to vote at shareholders’ meetings will be brought to the attention of the President of Woodbridge and the Chairman of Reuters Founders Share Company, who will try to resolve the disagreement or dispute, failing which the disagreement or dispute will be submitted to final and binding arbitration. Where a shareholders’ meeting of Thomson Reuters Corporation or Thomson Reuters PLC is to be held before the disagreement or dispute is resolved, Woodbridge will, subject to applicable laws, take all actions within its control as are necessary or appropriate to ensure that the subject of the disagreement or dispute is not proposed for consideration at such meeting, including by voting in favour of the postponement or adjournment of the shareholders’ meeting, and refrain from voting on the disputed matter.

•	Woodbridge will use its best efforts as a shareholder of Thomson Reuters Corporation and Thomson Reuters PLC to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters.

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not transfer any voting shares of Thomson Reuters Corporation or Thomson Reuters PLC to any person that is not an Approved Person, where the transferee would become an Acquiring Person under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles.

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not purchase securities of any class of Thomson Reuters Corporation or Thomson Reuters PLC if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company’s securities are then listed.

•	Upon the request of Reuters Founders Share Company, Woodbridge will promptly requisition the Thomson Reuters Board to call a meeting of shareholders of Thomson Reuters Corporation and/or Thomson Reuters PLC for such purpose as Reuters Founders Share Company, in its sole and absolute discretion, thinks fit.

PART X

INFORMATION ON THOMSON REUTERS

An investment in Thomson Reuters PLC Shares would involve certain material risks which, if they actually occur, could materially and adversely affect Thomson Reuters, its financial condition and/or results of operations. These risks are described in Part II (Risk Factors).
PR Annex I, 6

1.	Business of Thomson Reuters

1.1	Overview

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals.

By combining Thomson’s strength in North America with Reuters strength in Europe, the Middle East and Asia, Thomson Reuters will create a business with a global brand and presence that will allow it to grow faster than either Thomson or Reuters could on its own.

Thomson Reuters will serve the legal, financial services, tax and accounting, scientific, healthcare and media markets, and will be organised in two divisions:

•	Markets, which will consist of the existing Reuters business combined with Thomson Financial; and

•	Professional, which will consist of Thomson’s existing non-financial business segments — Legal, Tax & Accounting, Scientific and Healthcare.

Thomson Reuters expects to leverage its products and services and technology platforms across its businesses to create enhanced offerings that respond to customers’ evolving information and decision-making needs. By offering products and services that Thomson Reuters believes will improve productivity and result in competitive advantage, Thomson Reuters aims to be at the centre of its customers’ daily activities. Thomson Reuters believes this will lead to strong and enduring relationships with customers.

Corporate headquarters will be located in New York, New York, USA, with key staff also located in Stamford, Connecticut, USA and London, UK.

1.2	Key Pro Forma Financial Information

The following table sets forth certain key pro forma financial information for the year ended 31 December 2006 for Thomson Reuters. This information has been extracted or derived from the unaudited pro forma financial information set out in Part XI of this document which has been compiled from financial statements prepared in accordance with Canadian GAAP as applied by Thomson.

Revenues	US$11.4 billion
60 per cent. — Markets
40 per cent. — Professional
Operating profit	US$1.8 billion
Operating profit margin	15.6 per cent.

For more information on the unaudited pro forma financial information for Thomson Reuters, please see Part XI of this document.

Based on Closing Prices on 22 February 2008, the the latest practicable date before publication of this document, the approximate market capitalisations of Thomson and Reuters were £11.3 billion and £7.5 billion, respectively.

1.3	Strategy

Thomson Reuters will adopt the following strategy for achieving growth and delivering greater value to shareholders than either Thomson or Reuters could have achieved on its own.

•	Capitalise on global brand and presence to drive international growth.

In 2007, Thomson generated 83 per cent. of its total revenues in North America. In contrast, Reuters generated 72 per cent. of its revenues in 2006 in Europe, the Middle East, Asia and Africa. Thomson

Reuters plans to capitalise on its trusted, authoritative brands and global reach to grow its global customer base and profit from serving their expanding needs.

For example, Reuters well-established brand and sales channels in Asia, the Middle East and other expanding markets will help Thomson Reuters participate in the natural growth of these economies. Thomson Reuters will also look to grow its Professional division by leveraging Reuters well-established reputation and networks in over 140 countries around the world. Similarly, Thomson’s technology and marketing skills will help grow Reuters existing businesses.

Approximately 90 per cent. of Thomson Reuters offerings will be electronic, which should enable it to deliver information and decision support tools efficiently to customers around the globe.

•	Deliver greater value to customers through a broader range of electronically delivered critical information and decision support tools.

Thomson Reuters will have stronger cross-business capabilities which will allow it to provide improved products, services and other benefits to its customers. For example, content from the Professional division, including the Legal and Scientific units, is expected to help broaden and deepen Reuters existing offerings, and the inclusion of Reuters news service in various Professional offerings will allow these customers to become better informed, which Thomson Reuters believes will provide them with competitive advantage. In addition, collaboration tools, advanced search capabilities and machine-readable protocols will be utilised across Thomson Reuters, resulting in enhanced products and services for its customers.

Combining the best of Thomson and Reuters technological platforms, capabilities and resources is expected to spur innovation and further enhance the quality and competitiveness of Thomson Reuters critical information and decision support tools. Thomson Reuters believes this will allow it to meet customers’ growing demands for broader, faster and more deeply integrated information and decision support services.

•	Integrate Thomson and Reuters businesses to accelerate growth and capture synergies.

Central to the creation of Thomson Reuters is the integration of Thomson Financial with Reuters to create the new Markets division. The complementary nature of these two businesses is expected to present growth opportunities. Thomson Financial’s buy-side focus combined with Reuters sell-side strength will create complementary and unique products and services for customers in both segments.

In addition to growth opportunities, there are areas of overlap between Reuters and Thomson Financial that will allow for significant cost savings through integration. Cost-saving opportunities also exist in many other areas across Thomson Reuters, including technology procurement, third-party data suppliers, data centres and infrastructure. Further savings will be realised by integrating the Thomson and Reuters corporate functions.

•	Leverage increased revenue diversity and scale, financial strength and capital deployment to maximise shareholder returns.

Thomson Reuters plans to manage its businesses and deploy its capital to maximise returns to shareholders over the long term. Shareholders are expected to benefit from greater diversity in revenue streams and a larger capital base following the creation of Thomson Reuters. Also, Thomson Reuters business model will focus on: (i) increasing the proportion of revenues generated from electronically delivered information and services and from recurring revenues; and (ii) generating higher levels of free cash flow from operations while maintaining a strong balance sheet. Thomson Reuters plans to make disciplined investment decisions, deploying capital to drive growth and achieve further operating efficiencies across the businesses.

By focusing on, and balancing, both growth and profitability, Thomson Reuters believes it will be able to increase returns to shareholders, including in the form of dividends and share buybacks, while allocating sufficient capital to be reinvested in existing businesses and to fund acquisitions.

PR Annex I,
6.1.1

1.4	Businesses, Products and Services

The Markets division’s strong position in the financial services and media markets will be complemented by the range of businesses operated by the Professional division.

Markets

The Markets division will include the following units:

•	Sales & Trading — a leading provider of information, trading and post-trade connectivity requirements of buy-side and sell-side customers in the foreign exchange, fixed income, equities and other exchange-traded instruments, and commodities and energy markets. The Sales & Trading unit will consist of Reuters existing unit and Thomson Financial’s Fixed Income and Institutional Equities businesses.

•	Enterprise — a leading provider of information and software that supports business automation within the capital markets. The Enterprise unit will consist of Reuters existing unit and Thomson Financial’s enterprise businesses. Major brands include Kondor+, RMDS, Datascope, PORTIA and Omgeo.

•	Investment & Advisory — a leading provider of information and decision support tools and integration services to portfolio managers, wealth managers, investment bankers, research analysts and corporate executives. The Investment & Advisory unit will consist of Reuters existing Research & Asset Management businesses and Thomson Financial’s Investment Management, Investment Banking, Wealth Management, Corporate Services and Content Strategy businesses. Major brands include Lipper, First Call, Reuters Knowledge, Datastream and Thomson ONE.

•	Media — a leading provider of comprehensive and timely global information and news services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services online, mobile and IPTV platforms.

Professional

The Professional division will include the following units:

•	Legal — a leading provider of critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell.

•	Tax & Accounting — a leading provider of critical information, decision support tools and software applications for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA.

•	Scientific — a leading provider of critical information and decision support tools to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major brands include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge.

•	Healthcare — a leading provider of critical information and decision support tools to physicians and other professionals in the healthcare, corporate and government marketplaces. Major brands include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.

1.5	Corporate Headquarters

The corporate headquarters of Thomson Reuters will foster a group-wide approach to management while allowing the Markets and Professional divisions sufficient operational flexibility to serve their customers effectively. The corporate headquarters will be responsible for overall direction on technology, communications, investor relations, tax, accounting, finance, treasury and legal, and will administer certain human resources services, such as employee compensation, benefits administration and training and development.

Thomson Reuters corporate headquarters will work closely with the Markets and Professional divisions in setting strategy, allocating capital, driving innovation and fostering talent across all the Thomson Reuters businesses and will then oversee implementation of these initiatives and assess the results. For each of these key initiatives, management intends to build upon the strong processes existing at both Thomson and Reuters.

•	Strategy and capital allocation. Thomson Reuters will deploy its capital in opportunities in existing and new businesses that it believes will provide the highest returns with appropriate levels of risk. Allocation decisions will be made based on measurable return estimates and detailed risk analysis.

•	Innovation. Thomson Reuters plans to develop new products and services, technologies and business models informed by the current and future needs of customers. In depth understandings of the relevant markets and the ability to effectively respond to changes will be fostered and rewarded at all levels of the organisation. Thomson Reuters strength in technology will help promote innovation.

•	Talent. Thomson Reuters senior management understands that attracting, retaining and motivating talented employees is crucial to the success of its businesses. Talent management will be aligned with business strategy and integrated into organisational processes, helping drive a world-class, integrated and engaging approach to attracting, developing, motivating and retaining a talented workforce.
PR Annex I,
17.1

1.6	Employees

Thomson Reuters will have approximately 49,000 employees before expected voluntary attrition and targeted job reductions. Thomson Reuters will have a world class, customer-focused employee base, skilled senior management, and a vibrant culture of innovation.

Some of the cost savings arising from the integration of the Thomson and Reuters businesses is expected to be realised through job reductions. Thomson and Reuters have not finalised any rationalisation plans and will determine the location and amount of any reductions based on business considerations, including the impact on employees. In connection with any job reductions, Thomson and Reuters intend to inform and consult with appropriate employee representative bodies, such as unions and works councils, and to safeguard applicable employment rights. Thomson Reuters evaluation of its business needs and operational efficiencies may also result in the relocation or consolidation of some of its operations.

Each of Thomson and Reuters believes it has good relations with its employees and Thomson Reuters senior management team is committed to maintaining those good relations.

1.7	Integration Planning

Since entering into the Implementation Agreement in May 2007, Thomson and Reuters have been planning for the integration of the organisations after the acquisition is completed. Overall integration planning has been led by a steering committee chaired by Tom Glocer, who will be the Chief Executive Officer of Thomson Reuters. The steering committee includes other senior executives from both Thomson and Reuters. Under the direction of the steering committee, a project management group has provided guidance, coordination and support to integration planning. The planning effort has been organised into four groups of workstreams:

•	Thomson Reuters workstreams have been focusing on group-wide integration opportunities, such as sharing the best technology, finance and people processes; considering how to integrate the two corporate headquarters’ operations; and providing overall direction to the integration planning effort reflecting the purpose and vision of Thomson Reuters;

•	Markets workstreams have been focusing on the integration of Thomson Financial with Reuters to produce a leader in the financial information market;

•	Professional workstreams have been focusing on capturing the benefits from the Reuters integration for the businesses in the Professional division; and

•	Programme management workstreams have been focusing on key areas such as programme planning and tracking, communications, human resources and finance, as well as the steps for completing the Transaction.

PR Annex I, 20.7

2.	Dividend policy of Thomson Reuters

All Thomson Reuters Shareholders, whether holding Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. Any dividends declared on Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will take into account all factors that the Thomson Reuters Board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Reuters and Thomson currently anticipate that the Thomson Reuters Board will adopt a target dividend payout ratio that is comparable to that of Thomson’s existing target dividend payout ratio of approximately 40 per cent. of annual free cash flow. On that basis, Thomson and Reuters anticipate that the initial dividend policy of Thomson Reuters will provide for the payment of a quarterly dividend of US$0.27 per share. The Thomson Reuters Board plans to review the dividend policy in the first quarter of each fiscal year.

Thomson Reuters PLC Shareholders will receive dividends from Thomson Reuters PLC. Those dividends will be declared and paid in US dollars, although Thomson Reuters PLC Shareholders will have the option to receive dividends in pounds or Canadian dollars. In addition, Thomson Reuters PLC Shareholders in certain jurisdictions outside Canada, the United States and the United Kingdom may, where practicable, have the option to receive dividends in local currencies.

Thomson Reuters Corporation Shareholders will receive dividends from Thomson Reuters Corporation. Those dividends will be declared and paid in US dollars, although Thomson Reuters Corporation Shareholders will continue to have the option to receive dividends in Canadian dollars or pounds. In addition, Thomson Reuters Corporation Shareholders in certain jurisdictions outside Canada, the United States and the United Kingdom may, where practicable, have the option to receive dividends in local currencies.

Dividends will be declared and paid to shareholders of each of Thomson Reuters PLC and Thomson Reuters Corporation at the same time and with the same record date and payment date or, in each case, as close in time as is practicable in the circumstances.

Thomson Reuters 2008 Dividend Schedule

Thomson and Reuters anticipate that the following dividends will be paid to shareholders of Thomson, Reuters and Thomson Reuters during 2008.

Thomson Reuters
Corporation &
	Thomson		Reuters	Thomson Reuters PLC

March/May 2008(1)	US$	0.27000	£0.07000		—
Record Date		21/02/2008	25/03/2008		—
Payment Date		17/03/2008	01/05/2008		—
April 2008 — Interim Dividends — Closing(2)	US$	0.31747	£0.03240		—
Record Date		16/04/2008	16/04/2008		—
Payment Date		01/05/2008	01/05/2008		—
June 2008(3)		—	—		—
Record Date		—	—		—
Payment Date		—	—		—
September 2008(4)		—	—	US$	0.22253
Record Date		—	—		21/08/2008
Payment Date		—	—		15/09/2008
December 2008		—	—	US$	0.27000
Record Date		—	—		20/11/2008
Payment Date		—	—		15/12/2008

(1)	Represents a regular quarterly dividend for Thomson Shareholders in relation to the fourth quarter 2007, and a second-half 2007 dividend for Reuters Shareholders.

(2)	Represents accrued/pro-rated dividends from 1 January 2008 through 16 April 2008 the day before the anticipated Effective Date. For Thomson Shareholders, the accrual/pro-ration is based on US$0.27 per share. For Reuters Shareholders, the accrual/pro-ration is based on £0.0551 per share.

(3)	As a result of the interim dividends to be paid for the period up to the day before the anticipated Effective Date, Thomson Reuters does not contemplate paying a dividend in June, as has been Thomson’s practice.

(4)	Represents an accrued/pro-rated dividend from 17 April 2008 through 30 June 2008, based on a quarterly dividend of US$0.27 per share.

The declaration of dividends by the Thomson Reuters Board and the amount of those dividends may be adjusted or eliminated at any time at the discretion of the Thomson Reuters Board and will not be subject to approval by Thomson Reuters Shareholders. The declaration and payment of dividends is also subject to the terms of the Equalization and Governance Agreement. Following certain actions affecting the amount or nature of the issued share capital of one but not both of Thomson Reuters PLC and Thomson Reuters Corporation, the Equalization Ratio may be adjusted to ensure that there is equitable treatment of one Thomson Reuters PLC Share relative to one Thomson Reuters Corporation Share including with respect to the payment of dividends. See Section 5.2 of Part XVIII for further information.

2.1 Dividend Reinvestment Plans

Thomson Reuters Corporation

Thomson Reuters Corporation Shareholders will continue to be able to elect to have their dividends reinvested in additional Thomson Reuters Corporation Shares.

The plan will continue to be available to registered Thomson Reuters Corporation Shareholders who are resident in the United Kingdom, Canada and the United States. Thomson Reuters Corporation Shareholders resident in other jurisdictions will be allowed to participate in the plan only if Thomson Reuters Corporation determines that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of Thomson Reuters Corporation Shares in the jurisdiction of those shareholders.

Over the course of 2008, Woodbridge plans to reinvest the equivalent of 50 per cent. of the dividends it receives in the first three quarters of the year. Woodbridge’s dividend reinvestment in additional shares will be in accordance with the terms of Thomson Reuters Corporation’s dividend reinvestment plan. Woodbridge’s reinvestment decision reinforces Thomson Reuters commitment to a strong capital structure and balance sheet.

Thomson Reuters PLC

Thomson Reuters PLC Shareholders will be able to elect to have their dividends reinvested in additional Thomson Reuters PLC Shares.

The dividend reinvestment plan will be available to registered Thomson Reuters PLC Shareholders who are resident in the United Kingdom and the United States. Thomson Reuters PLC Shareholders resident in other jurisdictions will be allowed to participate in the plan only if Thomson Reuters PLC determines that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of Thomson Reuters PLC Shares in the jurisdiction of those shareholders.

Further details on the dividend reinvestment plan (including how to elect to participate in the dividend reinvestment plan) will be distributed in due course to shareholders who may be considered potentially eligible for the dividend reinvestment plan.

Historical Dividend Information
PR Annex I,
20.7.1

The table below shows, for the periods indicated, the dividends declared on Reuters Shares since 1 January 2004. Reuters has historically paid annual dividends on its shares through an interim payment in September and a final payment in May. While Reuters dividends are declared in pounds, holders of Reuters Shares have the option to receive dividends in US dollars or other local currencies.

Dividend Amount per Reuters
Period	Ordinary Share (Pence)

2007
Fourth Quarter	—
Third Quarter	7.00
Second Quarter	—
First Quarter	5.00
2006
Fourth Quarter	—
Third Quarter	6.90
Second Quarter	—
First Quarter	4.10
2005
Fourth Quarter	—
Third Quarter	6.15
Second Quarter	—
First Quarter	3.85
2004
Fourth Quarter	—
Third Quarter	6.15
Second Quarter	—
First Quarter	3.85
PR Annex I,
20.7.1

The table below shows, for the periods indicated, the dividends declared on Thomson Shares since 1 January 2004. Thomson pays dividends on its shares in US dollars, but Thomson Shareholders have the option of receiving dividends in equivalent Canadian dollars or pounds.

Dividend Amount per Thomson
Period	Common Share (US$)

2008
First Quarter	0.270
2007
Fourth Quarter	0.245
Third Quarter	0.245
Second Quarter	0.245
First Quarter	0.245
2006
Fourth Quarter	0.220
Third Quarter	0.220
Second Quarter	0.220
First Quarter	0.220
2005
Fourth Quarter	0.200
Third Quarter	0.200
Second Quarter	0.200
First Quarter	0.190
2004
Fourth Quarter	0.190
Third Quarter	0.190
Second Quarter	0.190
First Quarter	0.185

The table below shows, for the periods indicated, the dividends declared on Thomson Series II Preference Shares since 1 January 2004. Thomson pays dividends on its outstanding Series II Preference Shares in Canadian dollars at an annual rate of 70 per cent. of the Canadian bank prime rate applied to the stated capital of such shares.

Dividend Amount per Thomson
Period	Series II Preference Share (C$)

2007
Fourth Quarter	0.273921
Third Quarter	0.274362
Second Quarter	0.261781
First Quarter	0.258904
2006
Fourth Quarter	0.264658
Third Quarter	0.264658
Second Quarter	0.250437
First Quarter	0.224384
2005
Fourth Quarter	0.208197
Third Quarter	0.188789
Second Quarter	0.185428
First Quarter	0.183390
2004
Fourth Quarter	0.184314
Third Quarter	0.165839
Second Quarter	0.164906
First Quarter	0.185792

PR Annex I, 14

3.	Management and Governance of Thomson Reuters

3.1 Board of Directors

Following the Transaction, the boards of directors of Thomson Reuters PLC and Thomson Reuters Corporation will be comprised of the same individuals.

The Thomson Reuters Board will initially be comprised of 15 directors, who will constitute the Thomson Reuters Proposed Directors.

•	Nine of the Thomson Reuters Proposed Directors will be current directors of Thomson, including David Thomson, who will be the Chairman, and W. Geoffrey Beattie, who will be a Deputy Chairman.

•	Five of the Thomson Reuters Proposed Directors will be current directors of Reuters, including Niall FitzGerald, who will be a Deputy Chairman and the Senior Independent Director.

•	Tom Glocer, the Chief Executive Officer of Thomson Reuters, will also be a director.

Following the Transaction, resolutions relating to the appointment, election, re-election or removal of directors will be voted upon by the shareholders of Thomson Reuters as Joint Electorate Actions.

Thomson Reuters Proposed Directors

The Thomson Reuters Proposed Directors following closing are listed below. The following provides information as of 25 February 2008 (the latest practicable date prior to the publication of this document) regarding those individuals, together with their place of residence, age, status as independent or non-independent, principal occupation, anticipated Thomson Reuters Board committee memberships and other current directorships. The following also provides the number of Reuters Shares and/or Thomson Shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units (“RSUs”), deferred share units (“DSUs”) and options of Thomson or the number of long-term incentives and options of Reuters held by, or credited to, them, in each case as of 25 February 2008 (the latest practicable date prior to the publication of this document). David Thomson, W. Geoffrey Beattie, Mary Cirillo, Steven A. Denning, Roger L. Martin, Vance K. Opperman, John M. Thompson, Peter J. Thomson and John A. Tory are the current Thomson Reuters Directors. The other Thomson Reuters Proposed Directors have been appointed with effect from the Effective Date.

David Thomson
Age: 50
Toronto, Ontario, Canada

Thomson Director Since 1988
Non-independent

David Thomson is Chairman of Thomson and a Chairman of Woodbridge. Mr. Thomson will be the Chairman of Thomson Reuters.

Previously, Mr. Thomson was a Deputy Chairman of Woodbridge. Mr. Thomson was named Chairman of Thomson in May 2002.

Thomson Reuters Board/Committee Membership			Public Board Memberships
Board of Directors			None
Thomson Securities Held* Common Shares	RSUs	DSUs	Options
6,070	0	0	0

* Mr. Thomson also beneficially owns 5,000 ordinary shares of Reuters.

W. Geoffrey Beattie
Age: 47
Toronto, Ontario, Canada

Thomson Director Since 1998
Non-independent

W. Geoffrey Beattie is Deputy Chairman of Thomson and President of Woodbridge. Mr. Beattie will be a Deputy Chairman of Thomson Reuters. Mr. Beattie was named Deputy Chairman of Thomson in 2000.

Currently, Mr. Beattie is a member of the Thomson Corporate Governance and Human Resources Committees.

Thomson Reuters Board/Committee Membership			Public Board Memberships
Board of Directors			Royal Bank of Canada
Corporate Governance Committee Human Resources Committee
Thomson Securities Held Common Shares	RSUs	DSUs	Options
200,500	115,982	0	200,000

Niall FitzGerald, KBE
Age: 62
London, United Kingdom

Reuters Director Since 2003
Independent

Niall FitzGerald, KBE, is Chairman of Reuters. Mr. FitzGerald will be a Deputy Chairman and the Senior Independent Director of Thomson Reuters.

Mr. FitzGerald has been Chairman of Reuters since 2004. Mr. FitzGerald was Chairman and Chief Executive Officer of Unilever from 1996 until his retirement in 2004.

Currently, Mr. FitzGerald is Chair of the Reuters Nominations Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors	None
Corporate Governance Committee
Human Resources Committee
Reuters Securities Held

Ordinary Shares	Long-Term Incentives	Options
80,000	0	0

Tom Glocer
Age: 48
New York, New York, United States

Reuters Director Since 2000 Non-independent

Tom Glocer is currently the Chief Executive Officer of Reuters. Mr. Glocer will be Chief Executive Officer of Thomson Reuters.

Mr. Glocer joined Reuters in 1993 and has held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and Senior Company Officer, Reuters America. In 2001, Mr. Glocer became Chief Executive Officer of Reuters.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors	Merck & Co., Inc.

Reuters Securities Held(1)
Ordinary Shares	Long-Term Incentives	Options
1,889,515	1,000,000	3,997,262

Mary Cirillo
Age: 60
New York, New York, United
States

Thomson Director Since 2005
Independent

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank.

Currently, Ms. Cirillo is a member of the Thomson Corporate Governance Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Corporate Governance Committee Human Resources Committee	Healthcare Property Investors, Inc. DealerTrack Holdings, Inc. ACE Ltd.

Thomson Securities Held Common Shares	RSUs	DSUs	Options
0	0	6,449	0

Steven A. Denning
Age: 59
Greenwich, Connecticut,
United States

Thomson Director Since 2000
Independent

Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm.

Currently, Mr. Denning is Chair of the Thomson Human Resources Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Human Resources Committee	Hewitt Associates Inc. IHS, Inc. Eclipsys Corporation Genpact Limited

Thomson Securities Held Common Shares	RSUs	DSUs	Options
20,000	0	16,339	0

Lawton Fitt
Age: 54
New York, New York, United States

Reuters Director Since 2004
Independent

Lawton Fitt is a corporate director. From October 2002 to March 2005, Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London. From 1979 to October 2002, Ms. Fitt was an investment banker with Goldman Sachs & Co., where she was a partner from 1994 to October 2002, and a managing director from 1996 to October 2002.

Currently, Ms. Fitt is Chair of the Reuters Audit Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Audit Committee	CIENA Corporation Overture Acquisitions Corp.

Reuters Securities Held Ordinary Shares	Long-Term Incentives	Options
25,000	0	0

Roger L. Martin
Age: 51
Toronto, Ontario, Canada

Thomson Director Since 1999
Independent

Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution.

Currently, Mr. Martin is a member of the Thomson Audit Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Audit Committee	Research in Motion Limited

Thomson Securities Held Common Shares	RSUs	DSUs	Options
6,000	0	17,338	0

Sir Deryck Maughan
Age: 60
New York, New York, United States

Reuters Director Since 2005
Independent

Sir Deryck Maughan is a Managing Director of Kohlberg Kravis Roberts. Sir Deryck was Chairman and Chief Executive Officer of Citigroup International until 2004.

Currently, Sir Deryck is a member of the Reuters Remuneration Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Corporate Governance Committee	GlaxoSmithKline plc BlackRock Inc.

Reuters Securities Held Ordinary Shares	Long-Term Incentives	Options
0	0	0

Kenneth Olisa
Age: 56
London, United Kingdom

Reuters Director Since 2004
Independent

Ken Olisa is the founder and Chairman of Restoration Partners Limited, a boutique technology merchant bank. Mr. Olisa was Chairman of Interregnum plc from 2000 to 2006 and Chief Executive Officer since its inception in 1992.

Currently, Mr. Olisa is a member of the Reuters Audit Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Audit Committee	Open Text Corporation Eurasian Natural Resources Corporation PLC

Reuters Securities Held Ordinary Shares	Long-Term Incentives	Options
2,550	0	0

Richard L. Olver
Age: 61
London, United Kingdom

Reuters Director Since 1997
Independent

Richard Olver is Chairman of BAE Systems PLC, a global defence and aerospace company. Mr. Olver was Deputy Group Chief Executive of BP PLC until 2004. He was also Chief Executive Officer of BP Exploration and Production Division between 1998 and 2002.

Currently, Mr. Olver is a member of the Reuters Audit and Nominations Committees.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Human Resources Committee	BAE Systems PLC

Reuters Securities Held Ordinary Shares	Long-Term Incentives	Options
10,000	0	0

Vance K. Opperman
Age: 65
Minneapolis, Minnesota,
United States

Thomson Director Since 1996
Independent

Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a holding company. Previously, Mr. Opperman was President of West Publishing Company.

Currently, Mr. Opperman is Chair of the Thomson Audit Committee.

Thomson Reuters Board/Committee Membership	Board Memberships
Board of Directors Audit Committee	DeCare Dental LLC Blue Cross/Blue Shield of Minnesota Avenet LLC

Thomson Securities Held Common Shares	RSUs	DSUs	Options
50,000	0	22,068	0

John M. Thompson
Age: 65
Toronto, Ontario, Canada

Thomson Director Since 2003
Independent

John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a financial institution. Mr. Thompson was Vice Chairman of the Board of IBM until 2002.

Currently, Mr. Thompson is Chair of the Thomson Corporate Governance Committee and a member of the Thomson Audit Committee.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Audit Committee Corporate Governance Committee	The Toronto-Dominion Bank Royal Phillips Electronics N.V.

Thomson Securities Held Common Shares	RSUs	DSUs	Options
2,500(2)	0	12,536	0

Peter J. Thomson
Age: 42
Toronto, Ontario, Canada

Thomson Director Since 1995
Non-independent

Peter Thomson is a Chairman of Woodbridge.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors	None

Thomson Securities Held Common Shares	RSUs	DSUs	Options
0	0	1,366	0

John A. Tory
Age: 77
Toronto, Ontario, Canada

Thomson Director Since 1978
Non-independent

John Tory is a director of Woodbridge and was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997.

Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors Human Resources Committee	Rogers Communications Inc.

Thomson Securities Held Common Shares	RSUs	DSUs	Options
501,670	0	2,530	0

Note:

(1)	Mr. Glocer’s options and other share awards will vest and/or become fully exercisable when the Scheme is sanctioned by the Court.

(2)	In addition, Mrs. J.M. Thompson owned 300 common shares of Thomson as of 25 February 2008.

PR Annex I, 14.1
PR Annex I, 1.1
PR Annex III, 1.1

3.2	Executive Officers

Following the Transaction, the following individuals will serve as Thomson Reuters Executive Officers.

Tom Glocer	Chief Executive Officer. Tom Glocer, 48, is currently the Chief Executive Officer of Reuters. Mr. Glocer joined Reuters in 1993 and has held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and Senior Company Officer, Reuters America. In 2001, Mr. Glocer became Chief Executive Officer of Reuters. Mr. Glocer is a director of Merck & Co. Inc. and a former non-executive director of Instinet Group. Mr. Glocer has been a director of Reuters since 2000.

Robert D. Daleo	Chief Financial Officer. Bob Daleo, 58, is currently Executive Vice President and Chief Financial Officer of Thomson. Mr. Daleo began his career with Thomson in 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In 1996, he was appointed Chief Operating Officer of Thomson Newspapers, assuming responsibility for a significant portion of US operations. At the beginning of 1997, he joined Thomson’s Corporate headquarters as Senior Vice President, Finance and Business Development. In 1998, Mr. Daleo became Chief Financial Officer of Thomson and has been a member of the board of directors of Thomson since 2001. Mr. Daleo is a member of the board of directors of Equifax Inc. and serves on the board of trustees for the New Jersey Community Development Corporation.

James C. Smith	Chief Executive Officer — Professional. Jim Smith, 48, is currently the Executive Vice President and Chief Operating Officer of Thomson. Previously, Mr. Smith served as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Before that, Mr. Smith served as Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith joined the Thomson Newspaper Group in 1987. Mr. Smith held several staff and operating positions of increasing responsibility within the group, culminating in his role as head of operations for Thomson Newspapers — US.

Devin Wenig	Chief Executive Officer — Markets. Devin Wenig, 41, is currently the Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Mr. Wenig was President, Business Divisions from 2003 until his appointment as Chief Operating Officer of Reuters in 2006. Mr. Wenig also serves on the board of directors of Nastech Pharmaceutical Company. Mr. Wenig is a former non-executive director of Instinet Group. He has been a director of Reuters since 2003.

Michael E. Wilens	Executive Vice President of Strategy, Technology and Innovation. Mike Wilens, 54, is currently Executive Vice President and Chief Technology Officer of Thomson. From 2000 to 2006, Mr. Wilens was President and Chief Executive Officer of Thomson Legal & Regulatory’s North American Legal organisation. Prior to that, Mr. Wilens was Chief Technology Officer for Thomson and Thomson West. Before joining Thomson, Mr. Wilens held senior management positions with Groupe Lagardère, Lawyers Cooperative Publishing and HCIA.

Gustav Carlson	Chief Marketing & Communications Officer. Gus Carlson, 49, is currently Senior Vice President, Chief Marketing & Communications Officer of Thomson. Mr. Carlson has more than 25 years of experience as a senior communications professional, award-winning national business journalist and author. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is a former business news editor for The New York Times and The Miami Herald.

Stephen Dando	Chief Human Resources Officer. Stephen Dando, 46, is currently Group Human Resources Director for Reuters. Prior to joining Reuters in 2006, Mr. Dando was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. Mr. Dando held various appointments at Diageo over a twelve year period including Global HR Director, Guinness.

Deirdre Stanley	General Counsel. Deirdre Stanley, 43, is currently Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel of USA Networks, Inc. and its successor companies. From 1995 through 1997, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group.

3.3	Summary of Corporate Governance Policies and Practices

Corporate Governance

The Thomson Reuters Board is committed to maintaining a corporate governance structure that is generally consistent with the best practice recommendations of the Canadian securities regulatory authorities, the provisions of the Combined Code on Corporate Governance and the rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act of 2002. In addition, the corporate governance structure of Thomson Reuters will comply with most of the corporate governance listing standards of the NYSE and Nasdaq, notwithstanding that, as “foreign private issuers”, Thomson Reuters PLC and Thomson Reuters Corporation are exempt from most of those standards.
PR Annex 1,
16.4

It is the intention of the Thomson Reuters Proposed Directors that, from the Effective Date, Thomson Reuters will be in compliance with the Combined Code, save in relation to the following matters:

•	David Thomson, the Chairman, will not be independent within the meaning of the Combined Code as he is an executive officer of Woodbridge, the controlling shareholder of Thomson Reuters;

•	the Human Resources Committee (referred to as the “remuneration committee” in the Combined Code) will include two directors who will not be independent within the meaning of the Combined Code because they are directors and current or former executive officers of Woodbridge; and

•	no individual member of the Audit Committee will have “recent and relevant financial experience” within the meaning of the Combined Code although, the Thomson Reuters Board considers that, collectively the members of the Audit Committee will have the requisite skills and experience to properly discharge their responsibilities.

Thomson Reuters governance structure will permit the Thomson Reuters Board to responsibly supervise the management of the business and affairs of Thomson Reuters. The Thomson Reuters Board’s principal responsibilities will be strategic planning, risk identification and financial, human resources, legal and regulatory oversight.

Reuters and Thomson believe that sustainable value creation for all shareholders will be fostered through a board that is informed and engaged and that functions independently of management. Responsibility for Thomson Reuters governance structure will lie, in the first instance, with the Corporate Governance Committee, and more generally with the Thomson Reuters Board. The Thomson Reuters Board practices will be set out in corporate governance guidelines, which the Corporate Governance Committee will review annually, together with the committee charters. The corporate governance guidelines will deal with issues such as the Thomson Reuters Board’s duties and responsibilities, share ownership requirements and conflicts of interest, and are analogous to a Thomson Reuters Board mandate. The guidelines and committee charters will be publicly available in the “Investor Relations” section of the Thomson Reuters website. The content of this website is not incorporated by reference into this document.

Thomson Reuters Board and Committee Composition

The Thomson Reuters Board’s composition and procedures and those of its committees will ensure that the Thomson Reuters Board functions independently of management. Position descriptions for the Chairman, for the chair of each committee and for the Senior Independent Director will be approved by the Thomson Reuters Board and will help ensure the independent operations of the Thomson Reuters Board and its committees.

In January of each year, the Thomson Reuters Board will have meetings focused principally on the operating plan for the current year. In addition to addressing key initiatives, the operating plan will address opportunities, risks, competitive position, financial projections and other key performance indicators for Thomson Reuters. Separate meetings later in the year will be devoted solely to broader strategic considerations for the business of Thomson Reuters. These strategy sessions will allow the Thomson Reuters Directors to discuss and shape Thomson Reuters priorities and objectives. Throughout the year, the Thomson Reuters Directors will be updated on the strategic progress as part of regular Thomson Reuters Board and committee meetings.

At the conclusion of all Thomson Reuters Board meetings, the non-management Thomson Reuters Directors will meet as a group. One of the Deputy Chairmen will chair these meetings and inform management of their substance to the extent that action is appropriate or required.

Independent Thomson Reuters Directors will meet at least once each year without management directors or directors affiliated with Woodbridge. These meetings, which will follow a regularly scheduled Thomson Reuters Board meeting, will be chaired by the Senior Independent Director. The Senior Independent Director will develop the agenda for these meetings, although discussion need not be limited to it. The agenda will generally address any issues that might be specific to a public corporation with a controlling shareholder. The Senior Independent Director will report to the Chairman on the substance of these meetings to the extent the action is appropriate or required and will be available for consultation with the independent directors as required.

To assist the Thomson Reuters Board in operating independently of management, Thomson Reuters will also have a Secretary to the Thomson Reuters Board who will report directly to the Chairman and the Deputy Chairmen and who will also act as secretary to each of the committees of the Thomson Reuters Board.

The Thomson Reuters Board will periodically consider the principal financial, accounting, legal, operational and other risks facing Thomson Reuters and the steps that management is taking to monitor, and mitigate these risks. The Thomson Reuters Board will also periodically receive reports on Thomson Reuters operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. Thomson Reuters will have a secure intranet site for the Thomson Reuters Board that will be used to distribute information and to foster communication among directors and between directors and senior management.

The Thomson Reuters Board will have complete access to members of Thomson Reuters management and directors and will be encouraged to raise any questions or concerns directly with management. The Thomson Reuters Board and its committees may invite any member of senior management, employee, outsider adviser or other person to attend or report at any of their meetings.

The Thomson Reuters Board and any of its committees will be able to retain an outside adviser at any time at the expense of Thomson Reuters and will have the authority to determine the advisers’ fees and any other retention terms. Individual directors will be able to retain an outside adviser at the expense of Thomson Reuters subject to notifying the Corporate Governance Committee in advance. It is expected that the Human Resources Committee will retain an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm will also review executive compensation programmes and provide guidance and analysis on plan design and market trends and practices. The Human Resources Committee is also expected to utilise and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organisations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent.

Independent Directors

10 of the 15 Thomson Reuters Proposed Directors will be independent. In determining independence, Reuters and Thomson examined and relied on the applicable definitions of “independent” in the NYSE listing standards, Nasdaq listing standards, Canadian Securities Administrators’ National Instrument 58-101 and the UK Combined Code on Corporate Governance. Reuters and Thomson also reviewed the results of questionnaires completed by each individual who will be a Thomson Reuters Proposed Director.

•	One of the Thomson Reuters Proposed Directors (Tom Glocer) will not be independent because he will be the Chief Executive Officer of Thomson Reuters.

•	Four of the Thomson Reuters Proposed Directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) will not be independent because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals will be a member of Thomson Reuters executive management team.

•	The remaining 10 Thomson Reuters Proposed Directors will be independent.

Under the corporate governance guidelines to be adopted by the Thomson Reuters board, a director will not be considered independent unless the Thomson Reuters Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Thomson Reuters Board will consider all relevant facts and circumstances, including that in the normal course of business, Thomson Reuters will provide services to, and receive services from, companies that some of the independent directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal’s Westlaw service. Reuters and Thomson believe these types of relationships are immaterial. In particular, Thomson and Reuters acknowledge that Steven Denning and John Thompson are also directors of companies that Thomson Reuters will have a relationship with, but have determined that these relationships are not material and do not preclude a finding of independence.

•	Mr Denning is a director of Hewitt Associates Inc. In February 2005, Thomson entered into an agreement with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When Thomson initially entered into the agreement, it expected to pay Hewitt an aggregate of $115 million over a five-year period. This agreement was subsequently renegotiated and extended in September 2006. Under the new terms, Thomson expects to pay Hewitt an aggregate of $165 million over a 10-year period. In 2007, Thomson paid Hewitt $11 million for its services. Mr. Denning did not participate in negotiations related to the agreement and has refrained from deliberating and voting on any matters relating to Hewitt Associates Inc. by Thomson’s Human Resources Committee and board of directors.

•	Mr. Thomson is the non-executive independent Chairman of the board of the Toronto-Dominion Bank. In the normal course of business, Thomson has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for Thomson’s recent offering of debt securities in the United States.

Pursuant to applicable rules, the Chairman will not be considered independent because he is an executive officer of Woodbridge. As Chairman, David Thomson will seek to ensure that the Thomson Reuters Board operates independently of senior management of Thomson Reuters. The Chairman will be responsible for establishing the agenda for Thomson Reuters board meetings, ensuring that the Thomson Reuters Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Thomson Reuters Board and senior management.

Controlled Company

The NYSE and Nasdaq corporate governance listing standards require a listed company to have, among other things, a majority of independent directors on its board of directors and solely independent directors on its compensation committee and nominating/corporate governance committee. These rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50 per cent. of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors and the requirement to hold executive sessions of non-management directors.

Thomson, Reuters and Woodbridge believe it is appropriate for directors affiliated with Woodbridge to serve on committees of the Thomson Reuters Board apart from the Audit Committee and anticipate that the Thomson Reuters Board will approve Thomson Reuters reliance on the controlled company exemption to do so.

Committees

The Thomson Reuters Board will operate with three committees, each of which will have a written charter. The charters will be reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the Thomson Reuters Board for changes. These charters will be publicly available in the “Investor Relations” section of the Thomson Reuters website. The content of this website is not incorporated by reference into this document. Following completion of the Transaction, the Thomson Reuters Board composition and committee membership will be as set forth in the table below.

Human
		Corporate Governance	Resources
Director	Audit Committee	Committee	Committee

David Thomson
W. Geoffrey Beattie		•	•
Niall FitzGerald, KBE		Chair	•
Tom Glocer
Mary Cirillo		•	•
Steven A. Denning			Chair
Lawton Fitt	•
Roger L. Martin	•
Sir Deryck Maughan		•
Ken Olisa	•
Richard L. Olver			•
Vance K. Opperman	Chair
John M. Thompson	•	•
Peter J. Thomson
John A. Tory			•
PR Annex I,
16.3

Audit Committee

The Audit Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the integrity of financial statements and other financial information relating to Thomson Reuters; (ii) compliance with risk management, and legal and regulatory requirements; (iii) the qualification, independence and performance of the independent auditor; (iv) the adequacy and effectiveness of Thomson Reuters internal control over financial reporting and disclosure controls and procedures; (v) the effectiveness of the internal audit function; and (vi) any additional matters delegated to the Audit Committee by the Thomson Reuters board.

The Audit Committee will be responsible for the hiring of the independent auditors, and will communicate directly with the independent auditor and the officer in charge of internal audit. The Audit Committee will also be responsible for overseeing management reporting and internal control systems. The Audit Committee will adopt a policy regarding pre-approval of all audit and permissible non-audit services to be performed by the independent auditors.

The Audit Committee will adopt procedures for the receipt, retention and treatment of complaints received by Thomson Reuters regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by employees of Thomson Reuters regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures will be set forth in the Thomson Reuters Code of Business Conduct and Ethics, described below under “Code of Business Conduct and Ethics”.

All members of the Audit Committee will be financially literate in accordance with applicable Canadian, U.S. and UK securities rules. Thomson and Reuters have determined that, following the Transaction, no member of the Audit Committee will qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meet applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and UK Combined Code provisions. However, Thomson and Reuters consider that, collectively, the members of the Audit Committee will have the requisite skills and experience to properly discharge their responsibilities and anticipate that the Thomson Reuters board will consider these qualifications in future nominations to the Thomson Reuters board and appointments to the Audit Committee.

Following the Transaction, the Audit Committee will initially comprise Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson, all of whom will be independent.

Corporate Governance Committee

The Corporate Governance Committee will be responsible for assisting the Thomson Reuters Board in fulfilling its oversight responsibilities in relation to: (i) Thomson Reuters overall approach to corporate governance; (ii) the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors; (iii) induction and continuing education for directors; (iv) related party transactions and other matters involving actual or potential conflicts of interest; and (v) any additional matters delegated to the Corporate Governance Committee by the Thomson Reuters Board. The Corporate Governance Committee will also be responsible for reviewing directors’ compensation to ensure that it is competitive and appropriately compensates directors for the responsibilities and risks involved in being an effective director. To this end, the Corporate Governance Committee will periodically review director compensation in the marketplace. The Corporate Governance Committee will review the position descriptions for the Chairman and the Senior Independent Director of the Thomson Reuters board and the Chair of each committee and recommend any amendments to the Thomson Reuters board.

Following the Transaction, the Corporate Governance Committee will initially comprise Niall FitzGerald (Chair), W. Geoffrey Beattie, Mary Cirillo, Sir Deryck Maughan and John M. Thompson, all of whom will be independent except for Mr. Beattie.

PR Annex I,
16.3

Human Resources Committee

The Human Resources Committee will be responsible for assisting the Thomson Reuters Board in fulfilling its oversight responsibilities in relation to: (i) the compensation of the Chief Executive Officer and senior management; (ii) the selection and retention of senior management; (iii) planning for the succession of senior management; (iv) professional development for senior management; (v) the management of pension and significant benefit plans for employees; and (vi) any additional matters delegated to the Human Resources Committee by the Thomson Reuters Board.

The Human Resources Committee will assist the Thomson Reuters Board in setting objectives each year for the Chief Executive Officer. The Human Resources Committee will evaluate the performance of the Chief Executive Officer against these objectives at year end. The Human Resources Committee will report to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The Human Resources Committee will maintain a written position description for the Chief Executive Officer.

Following the Transaction, the Human Resources Committee will initially comprise Steven A. Denning (Chair), W. Geoffrey Beattie, Niall FitzGerald, Mary Cirillo, Richard L. Olver and John A. Tory, all of whom will be independent except for Mr. Beattie and Mr. Tory.

Board, Committee and Director Assessment Process

The Corporate Governance Committee will undertake an annual review of the effectiveness of the Thomson Reuters Board and its committees. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings will be developed annually and given to directors. The individual responses, which will be confidential, will be consolidated by the Secretary to the Thomson Reuters Board and reported to the Corporate Governance Committee and the Thomson Reuters Board.

Director Qualifications and Board Size

The Corporate Governance Committee will be responsible for assessing the skills and competencies of current directors and those areas that could complement the operations of the Thomson Reuters Board, the need for new directors and their preferred experience and qualifications. The Corporate Governance Committee will also be responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Thomson Reuters Board as a whole. The Corporate Governance Committee will recommend candidates for initial board membership and board members for re-nomination. Recommendations will be based on character, integrity, judgement, business experience, record of achievement and any other skills and talents that would enhance the Thomson Reuters Board and overall management of the business and affairs of Thomson Reuters. As necessary, the Corporate Governance Committee will retain an executive search firm to identify and evaluate potential director candidates in light of the Corporate Governance Committee’s assessment of the Thomson Reuters Board’s composition.

Director Recruitment, Induction and Education

The Corporate Governance Committee will maintain an ongoing assessment of the Thomson Reuters Board’s composition with respect to experience, qualifications and other factors.

New directors will be provided with induction materials describing the Thomson Reuters business, its corporate governance structure and related policies and information. New directors will also have meetings with the Chairman, Deputy Chairmen, Chief Executive Officer, Chief Financial Officer and other executive officers, including the heads of Thomson Reuters major businesses. Early in their tenure, opportunities will be provided to new directors to visit some of the major facilities and meet with operations management. The Thomson Reuters Board’s secure website, monthly management reports and other means of communications will provide directors with information to ensure their knowledge and understanding of the business of Thomson Reuters remain current.

To facilitate ongoing education, the directors will be entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee will be responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Director Attendance

Directors will be expected to attend all meetings of the Thomson Reuters Board, including committee meetings, if applicable, and annual meetings of shareholders.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest each director or executive officer will be required to inform the Thomson Reuters board. Unless otherwise expressly determined by the Thomson Reuters board or relevant committee of the Thomson Reuters board, a director or officer who has a conflict of interest in a matter before the Thomson Reuters board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, and may be required to take other steps to avoid the conflict. Related party transactions will be considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.

Code of Business Conduct and Ethics

Thomson Reuters will adopt a Code of Business Conduct and Ethics that will apply to all employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller, of Thomson Reuters. All employees, directors and officers will be required to submit an acknowledgement that they have received and read a copy of the code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, Thomson and Reuters contemplate that most employees will be required to take a mandatory online training course related to the code. The Corporate Governance Committee will receive an annual report regarding the code from the General Counsel of Thomson Reuters.

Corporate Communications

As part of the governance structure of Thomson Reuters, the Thomson Reuters Board will ensure that appropriate policies and procedures are in place so that enquiries or other communications from shareholders, analysts and the media to management are answered by the investor relations and media relations professionals or referred to an appropriate person in Thomson Reuters. Senior executives will meet regularly with financial analysts and institutional investors, and Thomson Reuters earnings conference calls will be broadcast live via webcast and will be accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences will be promptly made public on the Thomson Reuters website. The Thomson Reuters Board will review and approve the contents of major disclosure documents, including the quarterly and annual financial statements and related management’s discussion and analysis and the annual report.

3.4	Summary of Director Compensation Arrangements

Compensation for Thomson Reuters Directors will be designed to attract and retain highly talented, committed and experienced directors. Reuters and Thomson believe that directors must be competitively compensated, taking into account the size and complexity of Thomson Reuters.

Thomson Reuters will enter into a letter agreement with each non-management director that will confirm certain matters relating to service as a director, including compensation, indemnification, share ownership guidelines and compliance with the majority voting policy. See Section 4 below for further information.

The table below sets forth the annual retainers that will be paid to non-management Thomson Reuters Directors. Directors will not receive attendance fees.

Annual retainer for directors	US	$150,000
Annual retainer for Audit Committee and Human Resources Committee Chairs	US	$20,000
Annual retainer for Corporate Governance Committee Chair	US	$10,000
Annual retainer for Chairman	US	$600,000
Annual retainer for each Deputy Chairman	US	$300,000	(1)

(1)	Mr. FitzGerald will also receive RSUs annually with a value at the time of issue equal to the difference between $300,000 and £600,000. He will not receive a separate retainer for serving as Chair of the Corporate Governance Committee.

Deferred Share Units

To further align the interests of Thomson Reuters Directors with those of its shareholders, Thomson Reuters will adopt a share plan for non-management directors (the Thomson Reuters Non-Employee Director Share Plan, as summarised in Section 23.5 of Part XVIII). Under the plan, non-management directors will have the option to receive all or any portion of their annual retainer in DSUs, Thomson Reuters Corporation Shares or Thomson Reuters PLC ordinary shares as determined by the Human Resources Committee. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and will have the same value as one common share of Thomson Reuters Corporation.

Share Ownership Guidelines

Directors will be encouraged to hold Thomson Reuters PLC Shares, Thomson Reuters Corporation Shares and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters Board.

Director Expenses

Directors will also be reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors. The Corporate Governance Committee will periodically review expenses submitted for reimbursement.

3.5	Director Indemnification and Insurance Arrangements

Current and future Thomson Reuters Directors will be indemnified by Thomson Reuters PLC and Thomson Reuters Corporation to the extent permitted by applicable laws and regulations.

Under the Act, a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the Act provided that it does not indemnify the director against any liability the director incurs:

•	to the company or to an associated company (an associated company is, in effect, a company in the same group);

•	to pay a criminal fine or a regulatory penalty;

•	in defending criminal proceedings in which the director is convicted;

•	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•	in an unsuccessful application for relief from liability under the Act.

Under the OBCA, a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding in which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Thomson Reuters will purchase, at its expense, a directors’ and officers’ liability insurance policy that provides protection for its directors and officers against liability incurred by them in their capacities as such. Reuters and Thomson expect that this policy will provide for a limit of at least US$100 million for each claim and US$100 million in the aggregate and that there will be no deductible for this coverage. The insurance will apply in certain circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors’ and officers’ liability insurance are expected to be between $2 million and $3.5 million per annum.

4.	Executive Compensation Policies
PR Annex I, 16.2

4.1	Overview

The Human Resources Committee of the Thomson Reuters Board will be responsible for establishing, implementing and overseeing the compensation policies and programmes for Thomson Reuters. The Human Resources Committee will ensure that the total compensation paid to the Thomson Reuters Executive Officers is fair, reasonable and competitive.

4.2	Compensation Philosophy and Objectives

Thomson Reuters overall philosophy and objectives regarding executive compensation will be to:

•	link compensation with Thomson Reuters annual and long-term strategic and financial objectives;

•	align executives’ interests with those of Thomson Reuters Shareholders, with the ultimate goal of improving shareholder value;

•	encourage executives to achieve exceptional performance and provide an opportunity for senior executives to be compensated in the top quartile of the compensation paid by competitors when superior results are achieved;

•	attract, motivate, reward and retain high-quality key employees needed to support financial, operational and strategic growth and success;

•	provide flexibility to recognise and reward an individual executive’s performance, responsibilities, experience, skills, value and contribution to Thomson Reuters; and

•	structure the compensation programme efficiently from financial, accounting, tax and other perspectives.
PR Annex I, 16

4.3	Executive Compensation Analysis

The Human Resources Committee will engage a compensation consulting firm to serve as an independent adviser on matters relating to executive compensation. Representatives of the firm will be expected to be available to committee members on an ongoing basis and will generally attend Human Resources Committee meetings. The Human Resources Committee will have sole discretion over the terms and conditions of the relationship with the consulting firm.

In addition to the advice and guidance of its independent adviser, the Human Resources Committee will utilise and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organisations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Survey data will be used for the specific country in which the executive works (unless on a designated international assignment) and comparison companies will include information companies with which Thomson Reuters directly competes. The Human Resources Committee will use this data as part of its due diligence in determining salary, target bonus and long-term incentive amounts.

4.4	Total Compensation

A senior executive’s target total compensation will typically comprise:

•	a base salary;

•	a performance-based annual incentive bonus, which will usually be paid in cash;

•	long-term incentive bonus awards, including periodic grants (generally annual) of long-term incentives, such as stock options and/or RSUs, which may be subject to performance-based and/or time-based vesting requirements;

•	retirement and health and welfare-related benefits; and

•	in some instances, perquisites and other personal benefits.

In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, Thomson Reuters will consider the appropriate proportion of compensation that should be at risk based on the executive’s ability to affect and influence Thomson Reuters short and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through “at risk” performance-based compensation will increase directly with an executive’s level of responsibility in Thomson Reuters. The target awards for executives at the most senior level will be split between 50 per cent. PRSUs and 50 per cent stock options, while those at the next level will be split between 70 per cent. PRSUs and 30 per cent. stock options. The lowest level of eligible executives will receive 100 per cent. PRSUs. This will ensure that the senior-most executives are held most accountable for achievement of critical strategic and operating performance goals and for changes in shareholder value as well as the achievement of critical strategic and operating performance goals. As senior executives approach retirement age, there will generally be less emphasis placed on equity-based long-term incentives, which decreases the pressure executives feel to diversify their total net worth. This mix and weighting will align the interests of executives with those of shareholders, provide significant cash incentives and assist in keeping Thomson Reuters competitive in the market for high-quality executives.

The specific practices regarding each component of the Thomson Reuters executive compensation programme are described below.

Base Salary

Base salary will typically be determined annually by reference to an executive’s performance, an executive’s experience and competitive considerations, such as salaries prevailing in the relevant market. Base salaries will also be evaluated in connection with certain promotions and other changes in job responsibilities. Generally, increases in base salaries will be determined primarily by the performance of Thomson Reuters, the segment of the business in which the executive works and the individual executive. For an executive in a business segment, the most heavily-weighted factors are likely to be the performance of that executive and that segment. For an executive with group-wide responsibilities, the most heavily-weighted factors are likely to be the performance of that executive and the performance of Thomson Reuters as a whole.

The Human Resources Committee will annually approve changes in base salary for senior executive officers. Salaries for executive officers (other than the Chief Executive Officer) will be established in part on the basis of recommendations by the Chief Executive Officer and on the basis of the Thomson Reuters Board’s and the Human Resources Committee’s assessments of the executives’ respective performances. The Chief Executive Officer’s salary will be based on the Thomson Reuters Board’s and the Human Resources Committee’s assessment of his or her performance.

Annual Cash Incentive Bonus

Thomson Reuters will use annual cash incentive bonus awards to motivate and reward senior executives for achieving and exceeding specified levels of financial and/or individual performance. Each Thomson Reuters business segment will establish awards within parameters the Human Resources Committee sets that take into account the performance goals of the particular business. The awards will be typically designed to reward the individual executive for the direct contribution that he or she can make to Thomson Reuters.

Target annual cash incentive bonus awards will initially be expressed as a percentage of a senior executive officer’s base salary. The Human Resources Committee will set minimum (threshold), target and maximum levels for each component of the financial objective portion of the award. The maximum level for senior executive officers’ annual cash incentive bonuses is expected to be 200 per cent. of the target award. Following the end of the year, Thomson Reuters will measure its actual performance against the predetermined performance goals to determine the appropriate bonus amount earned, and the Human Resources Committee will determine the actual cash incentive bonus awards for senior executive officers in February following the close of the fiscal year.

In making determinations of the minimum, target and maximum levels, the Human Resources Committee will consider Thomson Reuters specific circumstances for the year. Targets will be typically aligned with Thomson Reuters strategic operating plan and financial expectations. In general, the Human Resources Committee will set targets so that the relative difficulty of achieving them is consistent from year to year.

For the first year after the Transaction closes, the Human Resources Committee is expected to assign the following weightings to the financial performance objectives for corporate-level senior executive officers:

•	45 per cent. based on revenue growth;

•	45 per cent. based on growth of operating profit before amortisation; and

•	10 per cent. based on free cash flow growth.

The Human Resources Committee will approve awards for senior executive officers. The Chief Executive Officer of Thomson Reuters or the chief executive officer of the relevant business segment will generally approve awards for other executives, subject to the guidelines imposed by the Human Resources Committee.

Long-Term Incentive Bonus

Thomson Reuters will grant long-term incentive bonus awards to key senior executives. The performance periods for the awards will typically be three years, coinciding with Thomson Reuters operating planning cycles. Payments of long-term incentive awards will not be made unless predetermined targets are met.

To best align these awards with the key driver of total shareholder return, the Human Resources Committee plans to issue stock options and PRSUs under the Thomson Reuters Stock Incentive Plan to certain senior executives who receive long-term incentives. A description of the stock options and PRSUs is presented below.

Equity-Based Compensation Plans
PR Annex I,
17.3, 21.1.6

Thomson’s existing equity-based compensation plans for its officers and employees consist of a stock incentive plan, a phantom stock plan, a deferred compensation plan, two employee stock purchase plans and its U.S. employees’ 401(k) retirement savings plan. Thomson also maintains a share plan for its non-employee directors.

In connection with the Transaction, all of these plans other than the U.S. employees’ 401(k) retirement savings plan will be amended and restated and adopted by each of Thomson Reuters Corporation and Thomson Reuters PLC. Although the amendments will, among other things, provide flexibility for awards under these plans to be valued by reference to, or otherwise based on, either Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares, it is intended that awards under these plans will, where possible, be valued by reference to, or otherwise be based on, Thomson Reuters Corporation Shares.

Approval of the Thomson Reuters Stock Incentive Plan, the Thomson Reuters Phantom Stock Plan, the Thomson Reuters Deferred Compensation Plan, the two Thomson Reuters Employee Stock Purchase Plans (US and Global) and the Thomson Reuters Non-employee Director Share Plan is being sought from Reuters Shareholders as part of the Transaction at the Reuters EGM. Pursuant to applicable TSX rules, Thomson has previously obtained shareholder approval for the stock incentive plan, the deferred compensation plan and the employee stock purchase plans. Pursuant to UKLA rules that will be applicable to Thomson Reuters following completion of the Transaction, shareholder approval will be required for these plans as well as for the phantom stock plan and the non-employee director share plan. Accordingly, in connection with the Transaction, approval is being sought from Thomson Shareholders for the phantom stock plan and the non-employee director share plan as well.

If Reuters Shareholders vote to approve the Thomson Reuters Share Plans at the Reuters EGM, and if Thomson Shareholders vote to approve the Transaction at the Thomson Shareholders Meeting, the shareholders of Thomson Reuters will be considered to have provided the requisite approvals for the Thomson Reuters Share Plans under applicable TSX and UKLA rules. No shareholder approval is being sought for the U.S. employees’ 401(k) retirement savings plan as it is not being amended in connection with the Transaction and it will not be adopted by Thomson Reuters PLC.

In connection with the Transaction, all options and other share awards under Reuters Share Schemes will vest and/or become fully exercisable when the Scheme of Arrangement is sanctioned by the Court. No further awards will be made under any of these plans following completion of the Transaction. Existing awards under Thomson’s equity-based compensation plans will remain outstanding following completion of the Transaction and will be largely unaffected by the proposed amendments.

The following table sets forth information regarding the number of Thomson Shares reserved for issuance under Thomson’s stock incentive plan, employee stock purchase plans, deferred compensation plan and its U.S. employees’ 401(k) retirement savings plan as at 22 February 2008, and the aggregate number of Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares to be reserved for issuance under each such plan following completion of the Transaction.

			Aggregate of Thomson Reuters
			Corporation Shares and Thomson
			Reuters PLC Shares to be reserved for
	Thomson Shares reserved for issuance		issuance following completion of the
	as at 22 February 2008		Transaction

Plan	Number	% of Total(1)	Number	% of Total(2)

Stock incentive plan	40,000,000	6.3	50,000,000	5.9
Employee share purchase plans
US	6,000,000	0.9	8,000,000	1.0
Global	2,000,000	0.3	6,000,000	0.7
Deferred compensation plan	6,000,000	0.9	7,000,000	0.8
U.S. employees’ 401(k) retirement savings plan	9,000,000	1.4	9,000,000	1.1

Total	63,000,000	9.9	80,000,000	9.5

Notes:

(1)	Based on 638,936,452 Thomson Shares outstanding as at 22 February 2008.

(2)	Based on the aggregate number of (i) 638,936,452 Thomson Shares outstanding as at 22 February 2008; and (ii) approximately 202,383,691 Thomson Reuters PLC Shares estimated to be issued to Reuters Shareholders on completion of the Transaction, assuming that all outstanding Reuters in-the-money share options and other share-based awards granted by Reuters have vested or been exercised.

The following is a brief description of the Thomson Reuters Stock Incentive Plan, the Thomson Reuters Phantom Stock Plan, the Thomson Reuters Deferred Compensation Plan, the Thomson Reuters Employee Stock Purchase Plans and the U.S. employees’ 401(k) retirement savings plan. A summary of the principal features of each of the Thomson Reuters Share Plans, including the amendments proposed to be made in connection with the Transaction is set out in section 23 of Part XVIII.

Stock Incentive Plan

The Thomson Reuters stock incentive plan will provide for the grant of non-qualified stock options, ISOs, SARs and awards of RSUs, Thomson Reuters Corporation Shares, Thomson Reuters PLC Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares at the date of the grant. Any employee or officer of Thomson Reuters (as may be determined by the Human Resources Committee) will be an eligible participant in the plan. Non-employee directors will not be eligible to participate in the plan.

Stock options, which have value only if the stock price increases, will be used to align executive interests with those of long term shareholders. PRSUs will be used to link a portion of compensation to the achievement of longer term financial goals. Additionally, time-based RSUs will be granted on a highly selective basis to high-performing, critical-to-retain executives. Equity-based awards will utilise multi-year vesting schedules to encourage executive retention and provide strong incentives for superior long-term future performance.

Thomson Reuters intends to divide senior executive officers’ long-term equity awards as described under “Total Compensation” above. The blend of stock options and PRSUs is intended to create balance in the overall long term incentive programme by ensuring that the programme is financially efficient to Thomson Reuters and strongly supportive of important strategic and human resource objectives over the long term. Stock options will reward executives for increases in shareholder value and will thereby foster strong alignment between management and investors. Options will also support important management retention objectives as a result of the vesting requirements. However, the retention power and cost efficiency may be diminished during periods in which the stock price is flat or temporarily depressed because expense associated with options will be fixed at the time of grant and based on a theoretical value. Costs associated with the PRSUs will be variable and incurred only to the extent that the underlying performance goals are achieved. PRSUs will thereby ensure a financially-efficient outcome to Thomson Reuters by tying expense recognition to the achievement of specific financial goals. Because the payout will be tied to operational results, the PRSUs will also create strong “line of sight” between controllable performance and realised compensation, will reinforce the importance of achieving specific multi-year financial results and will mitigate the impact of stock price volatility on the retention power of the overall programme.

All options are expected to vest 25 per cent. per year over four years. The exercise prices for options granted will be based on the fair market value of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares on the grant date, which will be the closing price of the shares on the day before the grant. The expiry date for options is expected to be no later than 10 years from the grant date. Options will expire at the later of the expiry date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in Thomson Reuters securities by the Thomson Reuters insider trading policy, 10 Business Days after the period ends, subject to certain exceptions.

PRSUs will vest upon completion of a three-year performance cycle and will entitle the holder to receive Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares if threshold performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for shares may increase, decrease or remain the same depending on Thomson Reuters performance over the three-year period. For awards granted in the first year after the Transaction closes, the final number of PRSUs that will vest will likely vary from 0 per cent. to 200 per cent. of the initial number awarded, and these awards are expected to be based 50 per cent. on Thomson Reuters adjusted earnings per share growth and 50 per cent. on Thomson Reuters ROIC performance over the three-year performance period (1 January 2008 — 31 December 2010). PRSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares, as applicable.

RSUs will accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares, as applicable. RSUs will entitle executives to receive shares of Thomson Reuters Corporation or shares of Thomson Reuters PLC at a future date or dates upon satisfaction of certain terms and conditions, including, for example, continued full-time employment with Thomson Reuters or one of its subsidiaries on the vesting dates.

The Human Resources Committee intends to adopt an equity grant policy similar to that currently used by Thomson, which sets forth approval requirements for off-cycle awards. Under the policy, the Chief Executive Officer of Thomson Reuters will be authorised to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the Chief Executive Officer’s approval authority will be submitted to the Human Resources Committee. In addition, under the policy, unless Thomson Reuters is in a designated blackout period or is in possession of material non-public information, off-cycle awards will be granted on the last Business Day of each month. New hire awards will be made on the last Business Day of the month during which the grantee commenced employment with Thomson Reuters. Promotion-related awards will be made on the last Business Day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If Thomson Reuters is in a designated blackout period or otherwise is in possession of material non-public information on the date that a grant would typically be made, then the grant will not be made until the last Business Day of the month after the blackout period has ended or when Thomson Reuters is no longer in possession of material non-public information.

Phantom Stock Plan

If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, Thomson Reuters may allocate units under a phantom stock plan to executive officers and senior employees of Thomson Reuters. After a prescribed length of time, a holder of units will be entitled to a cash payment based on the number of units and the increase, if any, in the market price of Thomson Reuters Corporation Shares or, as applicable, Thomson Reuters PLC Shares from the date of grant.

Generally, in determining whether and how many grants to make under the stock incentive plans and allocations under the phantom stock plan, the Human Resources Committee does not plan to take into account the amount of previous allocations under the plans. Instead, the Human Resources Committee will be more likely to make grants with a view to providing competitive total target compensation packages, in which long-term equity should be balanced against short-term compensation opportunities. The Human Resources Committee will not be likely to consider it relevant whether an executive has exercised options or units previously granted.

Deferred Compensation Plan

A group of key executives in the United States will be eligible to participate in the deferred compensation plans, which will allow participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in these plans will need to be made before the beginning of the fiscal year. Certain participants in the plans will be eligible to convert deferred cash into DSUs. Deferred cash will be able to be converted into DSUs on the basis of the closing price of Thomson Reuters Corporation Shares on the day before the deferral or conversion. If a participant elects to hold DSUs, Thomson Reuters will credit his or her plan account with a 10 per cent. DSU match, which matching units will generally vest over a period of four years. DSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation Shares. Thomson Reuters plans to issue new shares to satisfy its DSU obligations to participants.

Employee Stock Purchase Plans

Following the completion of the Transaction, Thomson Reuters plans to have employee stock purchase plans in the United States, the United Kingdom, Canada and other countries in which there are a significant number of employees, under which eligible employees, including Thomson Reuters executive officers, may purchase Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares at a discount or other favourable manner. Employees who participate will be able to contribute a percentage of their eligible compensation through after-tax payroll deductions, up to a defined maximum for a particular period. At a time to be specified in the plans, Thomson Reuters will use employees’ accumulated payroll deductions to purchase Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares.

U.S. Employees’ 401(k) Retirement Savings Plan

Thomson Reuters will maintain 401(k) retirement savings plans that cover substantially all of its U.S. employees, including most of its senior executives. These plans will be tax-qualified company sponsored retirement savings plans, under which participating employees may contribute up to 25 per cent. of their compensation on a combined before-tax or after-tax basis (16 per cent. for employees who are considered to be highly compensated). Depending on the terms of the particular plan, Thomson Reuters may also make a matching contribution to amounts contributed by participating employees. During 2007, the maximum before tax contribution that could be made by a participating employee was $15,500 per year (or $20,500 per year for certain participants age 50 and over). The plans will have different investment options, one of which will be the Thomson Reuters Stock Fund which will comprise Thomson Reuters Corporation Shares issued from treasury or purchased on the open market. Employees will only contribute to the Thomson Reuters Stock Fund if they elect to do so. The maximum number of Thomson Reuters Corporation Shares that may be issued under the Thomson Reuters Stock Fund will be 9,000,000.

Retirement Benefits

The retirement benefits for Thomson Reuters will be designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers.

Perquisites and Other Personal Benefits

Thomson Reuters will provide its executive officers with perquisites and other personal benefits that Thomson Reuters and the Human Resources Committee believe are reasonable and consistent with its overall compensation programme to better enable Thomson Reuters to attract and retain superior employees for key positions. For certain executive officers, these perquisites and benefits will include executive medical coverage, use of company automobiles and corporate aircraft, tax preparation and financial planning assistance and payment of club dues. The Human Resources Committee will periodically review the level of perquisites and other personal benefits provided to the executive officers.

4.5	Share Ownership

The use of long-term equity-based incentive compensation programmes will further align the interests of senior executives of Thomson Reuters with those of its shareholders and enable them to share in the long-term growth and success of Thomson Reuters. Senior executives will be required to maintain an equity interest in Thomson Reuters, consisting of Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares, with a value equal to a multiple of their salary. The highest multiple is expected to be five times salary and the lowest will be one times salary. The value of DSUs and shares acquired pursuant to the US employees’ 401(k) retirement savings plan, employee stock purchase plans and other comparable plans will count toward meeting the share ownership requirement. Unvested RSUs and PRSUs and all stock options will not count toward the guidelines. Thomson Reuters share ownership guidelines will provide that senior executives will be required to retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of RSUs and PRSUs until they have attained the share ownership requirements.
PR Annex I,
18.3

5.	Controlling Shareholder of Thomson Reuters

On 22 February 2008, Woodbridge beneficially owned 449,278,894 Thomson Shares, or approximately 70 per cent. of the outstanding Thomson Shares. Under the DLC structure, holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Reuters (on a fully diluted basis) and Thomson as of 22 February 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53 per cent. and will be the controlling shareholder of Thomson Reuters.

5.1	Woodbridge

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally-managed company that, in addition to its controlling interest in Thomson, has other substantial investments.

Prior to his passing in June 2006, Kenneth R. Thomson controlled Thomson through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Relationship with Thomson Reuters

Woodbridge’s primary investment is its holding of Thomson Shares. It actively monitors Thomson as a controlling shareholder and will monitor Thomson Reuters on the same basis. In its involvement with Thomson Reuters, Woodbridge will focus on these matters:

•	corporate governance, including the effectiveness of the Thomson Reuters Board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

Support of Reuters Trust Principles

Pursuant to the Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Reuters Trust Principles and to use its voting rights to give effect to this support.

Other Investments

Woodbridge invests in a small number of significant, privately-held businesses, using its management and financial expertise to contribute to the making of key strategic decisions.

Control

For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters Shareholders without the consent of other shareholders including, among other things, the election of the Thomson Reuters Board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or takeover. Current and former directors and officers of Woodbridge will be among the Thomson Reuters Proposed Directors and officers of Thomson Reuters, including the Chairman and a Deputy Chairman. For details of the initial membership of the Thomson Reuters Board and management, see Section 3 above.

PR Annex I,
19

Related Party Transactions

The Corporate Governance Committee of the Thomson Reuters Board will consider any transactions that may take place between Thomson Reuters and Woodbridge with any committee members related to Woodbridge abstaining from voting. In addition, transactions between Woodbridge and Thomson Reuters will be subject to public disclosure and other requirements under applicable Canadian and UK securities laws.

See Section 8 of Part XII of this document for information on certain transactions that Thomson has entered into with Woodbridge and certain of its affiliates since 1 January 2004.

PR Annex I, 20.2
PR Annex II
CESR 87-94

PART XI

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PR Annex I, 20.4.3
PR Annex II, 1(a)-(c)
PR Annex II, 4(a)-(b)
PR Annex II,
2, 3 and 5

1.	ACCOUNTANTS’ REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THOMSON REUTERS

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

29 February 2008

Ladies and Gentlemen

Unaudited pro forma financial information of Thomson Reuters Corporation presented in the Prospectus of Thomson Reuters PLC

We report on the unaudited pro forma financial information of Thomson Reuters Corporation (the “Unaudited pro forma financial information”) set out in Part XI of the Thomson Reuters PLC prospectus dated 29 February 2008 (the “Prospectus”) which has been prepared on the basis described in Note 1 to the Unaudited pro forma financial information, for illustrative purposes only, to provide information about how the proposed acquisition of Reuters Group PLC and Thomson Reuters PLC by The Thomson Corporation, to be renamed Thomson Reuters Corporation, might have affected the financial information presented on the basis of the accounting policies adopted by the Thomson Reuters Corporation in preparing its financial information for the period ended 30 September 2007 and its financial statements for the year ended 31 December 2006. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of Thomson Reuters PLC to prepare the Unaudited pro forma financial information in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation as to the proper compilation of the Unaudited pro forma financial information and to report our opinion to you.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Unaudited pro forma financial information, nor do we accept and have been informed by the UK firm of PricewaterhouseCoopers that they do not accept, responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us or them at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited pro forma financial information with the directors and proposed directors of Thomson Reuters PLC.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Unaudited pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Thomson Reuters Corporation.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or auditing standards and practices of the Public Company Accounting Oversight Board (United States) or with auditing standards and practices generally accepted in Canada and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a)	the Unaudited pro forma financial information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of Thomson Reuters Corporation.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully,

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

2.	UNAUDITED CANADIAN GAAP PRO FORMA FINANCIAL INFORMATION OF
THOMSON REUTERS CORPORATION

Set out below is unaudited pro forma financial information of Thomson Reuters Corporation which has been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson to illustrate the effect of the Transaction. Unaudited pro forma financial information for Thomson Reuters Corporation is presented because, following completion of the Transaction, the primary financial statements for shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC will be the consolidated financial statements for Thomson Reuters Corporation, accounting for Thomson Reuters PLC as a subsidiary.

The unaudited pro forma statements of earnings for the year ended 31 December 2006 and for the nine months ended 30 September 2007 have been prepared as if the Transaction had occurred on 1 January 2006. The unaudited pro forma balance sheet as at 30 September 2007 has been prepared as if the Transaction had occurred on that date, being adjusted to reflect the effect of the resumption of Reuters share buy-back programme for the period from 13 December 2007 to 19 February 2008. See Reuters subsequent events information in Part XV, Section 3 of this document. Thomson is considered to be the acquirer and Reuters is considered to be the acquiree.

The unaudited pro forma financial information set out in this Part XI:

•	has been prepared for illustrative purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent Thomson Reuters Corporations actual financial position or results;

•	does not purport to represent what the consolidated results of operations actually would have been if the Transaction had occurred on 1 January 2006 or what those results will be for any future periods or what the consolidated balance sheet would have been if the Transaction had occurred on 30 September 2007. The pro forma adjustments are based on information current as at 22 February 2008 (being the latest practicable date prior to the publication of this document); and

•	has not been adjusted to reflect any matters not directly attributable to implementing the Transaction. No adjustment, therefore, has been made for actions which may be taken once the Transaction is complete, such as any integration plans of Thomson Reuters.

The unaudited pro forma financial information set out in this Part XI has been compiled from the following sources:

•	Canadian GAAP financial information on Thomson has been extracted without material adjustment from Thomson’s audited consolidated statements of earnings for the year ended 31 December 2006 and for the nine months ended 30 September 2007 and the audited consolidated balance sheet as at 30 September 2007 set out in Sections 3 and 5 of Part XIV of this document. Financial information from the reconciliations summarising the material differences between Canadian GAAP and IFRS as applied by Reuters has been extracted without material adjustment from the unaudited reconciliations set out in Section 6 of Part XIV of this document.

•	IFRS financial information on Reuters has been extracted without material adjustment, except for currency translation as noted below, from the Reuters audited consolidated income statement for the year ended 31 December 2006, incorporated by reference into this document, and from Reuters unaudited consolidated statement of income for the nine months ended 30 September 2007 and unaudited consolidated balance sheet as at 30 September 2007, set out in Section 3 of Part XV of this document. Financial information from the reconciliations summarising the material differences between IFRS and Canadian GAAP as applied by Thomson has been extracted without material adjustment, except for currency translation as noted below, from the unaudited reconciliations set out in Section 4 of Part XV of this document.

•	The Reuters figures have been translated from £ to US$ using average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statements of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.

		US$/£1

31 December 2006	Average Spot Rate	1.8434
30 September 2007	Average Spot Rate	1.9965
30 September 2007	Period End Rate	2.0389

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the nine months ended 30 September 2007
(in millions of US dollars, except common share amounts)
PR Annex I,
20.4.3

		Pro Forma				Pro Forma
		Adjustments				Thomson
	Thomson	Reuters	Other	Note		Reuters

Revenues	5,278	3,843	—			9,121
Cost of sales, selling, marketing, general and administrative expenses	(3,848)	(3,462)	86	3.b	)	(7,224)
Depreciation	(348)	(196)	—			(544)
Amortisation	(189)	(56)	—			(245)

Operating profit	893	129	86			1,108
Net other income (expense)	6	(44)	—			(38)
Net interest expense and other financing costs	(64)	(24)	(200)	3.c	)	(288)
Income tax expense	(46)	(24)	43	3.d	)	(27)

Earnings from continuing operations	789	37	(71)			755
Earnings from discontinued operations, net of tax	2,781	18	—			2,799

Net earnings	3,570	55	(71)			3,554

Basic earnings per common share	$5.56					$4.23

Diluted earnings per common share	$5.53					$4.21

Net earnings under IFRS as applied by Reuters	3,561	301	(71)			3,791

PR Annex I,
20.4.3

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the year ended 31 December 2006
(in millions of US dollars, except common share amounts)

		Pro Forma				Pro Forma
		Adjustments				Thomson
	Thomson	Reuters	Other	Note		Reuters

Revenues	6,612	4,824	—			11,436
Cost of sales, selling, marketing, general and administrative expenses	(4,678)	(4,013)	—			(8,691)
Depreciation	(439)	(212)	—			(651)
Amortisation	(241)	(72)	—			(313)

Operating profit	1,254	527	—			1,781
Net other income	1	124	—			125
Net interest expense and other financing costs	(221)	(24)	(267)	3.c	)	(512)
Income tax expense	(118)	(81)	93	3.d	)	(106)

Earnings from continuing operations	916	546	(174)			1,288
Earnings from discontinued operations, net of tax	204	22	—			226

Net earnings	1,120	568	(174)			1,514

Basic and diluted earnings per common share	$1.73					$1.79

Net earnings under IFRS as applied by Reuters	1,156	562	(174)			1,544

PR Annex I,
20.4.3

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at 30 September 2007
(in millions of US dollars)

		Pro Forma			Pro Forma
		Adjustments			Thomson
	Thomson	Reuters	Other	Note	Reuters

Assets
Cash and cash equivalents	7,455	269	(4,042)	3.a)i.	3,682
Accounts receivable, net of allowances	1,327	314	—		1,641
Inventories	85	2	—		87
Prepaid expenses and other current assets	452	791	(21)	3.a)ii.	1,222
Deferred income taxes	152	237	—		389
Current assets of discontinued operations	92	—	—		92

Current assets	9,563	1,613	(4,063)		7,113
Computer hardware and other property, net	643	936	—		1,579
Computer software, net	694	196	—		890
Identifiable intangible assets, net	3,484	263	—		3,747
Goodwill	6,804	811	16,679	3.a)iii.	24,294
Other non-current assets	1,180	926	—		2,106
Deferred income taxes	—	428	—		428
Non-current assets of discontinued operations	550	—	—		550

Total assets	22,918	5,173	12,616		40,707

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	3	693	4,917	3.a)i.	5,613
Accounts payable and accruals	2,562	1,376	110	3.a)i., 3.a)ii.	4,048
Deferred revenue	949	63	—		1,012
Current portion of long-term debt	403	—	—		403
Current liabilities of discontinued operations	79	—	—		79

Current liabilities	3,996	2,132	5,027		11,155
Long-term debt	3,418	1,236	—		4,654
Other non-current liabilities	833	461	—		1,294
Deferred income taxes	1,031	508	—		1,539
Non-current liabilities of discontinued operations	56	—	—		56

Total liabilities	9,334	4,337	5,027		18,698

Shareholders’ equity
Capital	2,904	1,070	7,355	3.a)i.	11,329
Retained earnings	10,163	3,214	(3,214)	3.a)i	10,163
Accumulated other comprehensive income	517	(3,448)	3,448	3.a)i.	517

Total shareholders’ equity	13,584	836	7,589		22,009

Total liabilities and shareholders’ equity	22,918	5,173	12,616		40,707

Total shareholders’ equity under IFRS as applied by Reuters	13,259	477	6,078		19,814

NOTES

1.	BASIS OF PRESENTATION

The unaudited pro forma financial information has been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson and reflects the Transaction to create a unified group to be known as Thomson Reuters.

The unaudited pro forma financial information should be read in conjunction with the underlying financial information from which it was extracted without material adjustment: (a) the audited consolidated financial statements of Thomson as at and for the year ended 31 December 2006, and as at and for the nine months ended 30 September 2007, each prepared in accordance with Canadian GAAP; (b) the audited consolidated financial statements of Reuters as at and for the year ended 31 December 2006, and the unaudited interim financial information of Reuters as at and for the nine months ended 30 September 2007, each prepared in accordance with IFRS; and (c) the unaudited reconciliations summarising the material differences between Canadian GAAP and IFRS, as applied by Thomson and Reuters, respectively, affecting the financial information of Thomson and Reuters in (a) and (b), respectively.

The underlying financial information of Thomson and Reuters, together with their related reconciliations between Canadian GAAP and IFRS, are included in Parts XIV and XV of this document, respectively.

The Transaction has been treated as an acquisition, with Thomson as the acquirer and Reuters as the acquiree, assuming that the acquisition had been completed on 1 January 2006 for the unaudited pro forma consolidated statements of earnings and on 30 September 2007 for the unaudited pro forma consolidated balance sheet.

Unaudited pro forma financial information under IFRS as applied by Reuters has been presented because Thomson Reuters intends to include reconciliations to IFRS in its future Canadian GAAP financial statements.

The unaudited pro forma financial information of Thomson Reuters is not intended to reflect the financial position and results which would have actually resulted had the Transaction been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future. No account has been taken of the trading activity or other transactions of Thomson or Reuters for the period since 30 September 2007, except for the Reuters share buy-back programme explained in Note 3.

Other than share numbers, monetary amounts, unless otherwise stated, are presented in millions of US dollars.

The unaudited pro forma information has been prepared in order to meet the requirements of the PD Regulation and associated guidance issued in the Committee of European Securities Regulators’ recommendations for the consistent implementation of the European Commission’s Regulation on Prospectuses no. 809/2004 (the “CESR recommendations”). The PD Regulation and the CESR recommendations differ in certain material respects from standards and practices in Canada and accordingly the unaudited pro forma financial information differs from unaudited pro forma financial information prepared in accordance with those standards and practices.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial information of Thomson Reuters has been compiled in a manner consistent with the accounting policies adopted by Thomson. These accounting policies differ in certain respects from those of Reuters. The adjustments made to restate Reuters financial information are described in the reconciliations summarising the material differences between IFRS and Canadian GAAP as applied by Thomson set out in Section 4 of Part XV of this document and not reproduced here.

The Reuters balances have been translated from £ to US$ using average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statements of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.

PR Annex II, 6

3.	PRO FORMA ADJUSTMENTS

a) Estimated purchase consideration and related excess purchase consideration over book value of net assets acquired are as follows:

Estimated Purchase Consideration		Notes
	(US$ millions)

Ordinary Shares, Thomson Reuters PLC	8,612	i.
Cash	8,805	i.
Transaction costs	120	ii.

Gross estimated purchase consideration	17,537
Less: estimated purchase consideration payable to ESOTs	(378)	i.

Net estimated purchase consideration	17,159
Add back: cash used by Reuters share buy-back programme	395	i.
Less: estimated effect of exercise of Reuters employee share-based awards	(39)	i.
Less: book value of net assets acquired	(836)	iii.

Excess of purchase consideration over book value of net assets acquired	16,679	iii.

i.	To effect the Transaction, Reuters will be acquired by TR (2008), a UK subsidiary of Thomson Reuters PLC, through the Scheme in which each holder of one Reuters Share will be entitled to 352.5 pence in cash and 0.16 Thomson Reuters PLC Shares. Under the terms of the agreement:

•	Thomson will fund the cash consideration; and

•	on closing, one Thomson Reuters PLC Share will be equivalent to one Thomson Reuters Corporation Share under the DLC structure.

The ordinary share portion of the estimated purchase consideration was calculated using a price of $42.38 for each Thomson common share based on the average of the quoted closing market price of Thomson common shares on the NYSE beginning two days before and ending two days after 15 May 2007, the date the Transaction was announced and agreed to by the boards of directors of Thomson and Reuters. The number of Thomson Reuters PLC Shares assumed to be issued is 203.2 million, and reflects Reuters employee share based awards that vest and that are expected to be exercised on completion of the Transaction. The underlying number of Reuters Ordinary Shares deemed acquired was measured as of 30 September 2007. The estimated purchase consideration calculation assumes that options having an exercise price below the aggregate value of the cash and share consideration offered are exercised, while those options having an exercise price above the aggregate value of the cash and share consideration offer are not exercised.

On 13 December 2007, Reuters announced resumption of its share buy-back programme. During the period from 13 December 2007 to 19 February 2008 (“the buy-back period”), Reuters repurchased 33 million shares for cancellation for total consideration of $395 million under this programme. The effect of this programme is reflected in the unaudited pro forma financial information as it is a material subsequent event affecting the Reuters Ordinary Shares subject to this Transaction. (See Reuters subsequent events information in Part XV, Section 3 of this document. Amounts translated from £ to US$ using average exchange rates applicable during the buy-back period.)

The cash portion of the estimated purchase consideration, payable in pounds, was translated based on an exchange rate of £: US$1.9668 on 22 February 2008, being the latest practicable date prior to publication of this document. Funding will come from Thomson’s available cash and credit facilities.

Estimated purchase consideration is shown gross and net to account for shares in Reuters held by Reuters Employee Share Ownership Trusts (“ESOTs”). The ESOTs receive funding from Reuters to acquire shares used to fulfil certain employee share award programmes. Though legally separate from Reuters, the ESOTs are controlled by Reuters and are therefore included in Reuters consolidated financial statements, with shares held by ESOTs reflected as a reduction to shareholders’ equity. The ordinary shares held by the ESOTs will participate in the Reuters Scheme in the same manner as all other outstanding share capital. However, amounts payable to the ESOTs are excluded from net purchase consideration as Thomson Reuters PLC will control the ESOTs after the completion of the Transaction.

The difference between gross and net purchase consideration may be reduced or avoided completely depending on the extent that ordinary shares held by the ESOTs are used to fulfil employee share award programmes prior to or upon completion of the Transaction. Prior to completion of the Transaction, Reuters will develop a plan for the orderly distribution of ordinary shares held by ESOTs to fulfil these awards. However, this plan is not yet finalised and therefore not reflected in this pro forma financial information. The ESOTs owned approximately 27.6 million ordinary shares of Reuters at 30 September 2007.

Adjustments are recorded to reflect:

•	Disbursement of $395 million by Reuters to repurchase its Ordinary Shares during the period from 13 December 2007 to 19 February 2008;

•	Disbursement of $8,805 million in cash by Thomson, including $191 million payable to consolidated ESOTs, and being funded by $3,888 million in available cash and $4,917 million drawn from Thomson’s credit facilities;

•	The effect of $50 million in cash received by Reuters and additional accruals of $11 million relating to exercise of Reuters share-based employee awards;

•	Equity of $8,612 million attributable to the issuance of 203.2 million Thomson Reuters PLC Shares, of which $187 million is attributable to 4.4 million shares which are issued to ESOTs;

•	Elimination of Reuters historical shareholders’ equity balances in capital of $1,070 million, retained earnings of $3,214 million and accumulated other comprehensive income of ($3,448) million; and

•	Reduction in equity of $187 million attributable to Thomson Reuters PLC Shares issued to ESOTs.

ii.	Transaction costs represent Thomson’s estimated direct costs of carrying out the Transaction that may be capitalised as part of the overall consideration.

•	An adjustment of $21 million has been made to reclassify this amount out of current assets and treat it as part of purchase consideration allocated to goodwill.

•	Of the $120 million in total Transaction costs, $99 million had not been incurred as at 30 September 2007 and, accordingly, an adjustment has been made to increase accounts payable and accruals as if those charges had occurred.

The following tables summarise the adjustments to cash, accounts payable and accruals, and capital as a result of the items discussed in 3.a)i. and 3.a)ii.:

(US$ millions)

Cash adjustment
Cash funding	(8,805)
Funding provided by credit facilities	4,917

Funding from available cash	(3,888)
Cash used by Reuters on share buy-back programme	(395)
Cash paid to consolidated ESOTs	191
Cash received by Reuters relating to exercise of share-based employee awards	50

Cash adjustment	(4,042)

Accounts payable and accruals adjustment
Accruals by Reuters relating to exercise of share-based employee awards	11
Transaction costs accrual	99

Accounts payable and accruals adjustment	110

Capital adjustment
Gross issuance of new shares	8,612
Less: shares issued to consolidated ESOTs	(187)
Less: elimination of Reuters equity	(1,070)

Capital adjustment	7,355

The following tables summarise total Transaction costs and the estimated effect of exercise of Reuters employee share-based awards referred to in the estimated purchase consideration table in 3.a) above:

(US$ millions)

Transaction costs
Reclassified from prepaid and other current assets	21
Transaction costs accrual	99

Transaction costs	120

Estimated effect of exercise of Reuters employee share-based awards
Cash received by Reuters relating to exercise of share-based employee awards	50
Less: Accruals by Reuters relating to exercise of share-based employee awards	(11)

Estimated effect of exercise of Reuters employee share-based awards	39

iii.	Allocation of purchase price

For the purposes of the pro forma analysis, no adjustment has been made to the assets and liabilities of Reuters to reflect their fair value. After giving effect to pro forma cash and accruals relating to the exercise of employee share options and to resumption of Reuters share buy-back programme, the gross difference of $16,679 million between the net assets of Reuters as stated at book value at 30 September 2007, and the estimated consideration and Thomson’s Transaction costs has, therefore, been presented as a single value in goodwill. Following completion of the Transaction, the assets and liabilities of Reuters will be subject to fair value restatement.

b)	Thomson and Reuters have incurred integration planning and other Transaction related costs that do not qualify to be capitalised as part of estimated purchase consideration. These items were initially recorded as expenses in the statement of earnings. An adjustment of $86 million has been made to reverse the expenses incurred for the nine months ended 30 September 2007. This adjustment was recorded because the pro forma statements of earnings have been prepared as if the Transaction had occurred on 1 January 2006. Therefore, these expenses would have been incurred prior to the closing of the Transaction. Additionally, these expenses are non-recurring in nature and are not expected to have a continuing impact on the consolidated results. There was no adjustment for the year ended 31 December 2006 as there were no Transaction related expenses incurred during such year.

Thomson and Reuters have estimated that the total of Transaction related costs that do not qualify to be capitalised as part of the estimated purchase consideration that will ultimately be incurred prior to the Transaction will be $120 million.

c)	Adjustments to record pro forma interest expense of $267 million and $200 million were made for the year ended 31 December 2006 and the nine months ended 30 September 2007, respectively. The interest charges relate to the $4,917 million drawn from credit facilities to finance a portion of the estimated cash consideration, as if such amount were borrowed from 1 January 2006 and outstanding as at 30 September 2007. These interest charges will have a continuing impact on the consolidated results until all borrowings under credit facilities are repaid.

d)	The estimated tax benefits of the above adjustments are $93 million and $43 million for the year ended 31 December 2006 and the nine months ended 30 September 2007, respectively. The estimates reflect the tax rates of Thomson and Reuters separately and tax jurisdictions in which the pro forma adjustments were assumed to occur.

4.	PRO FORMA EARNINGS PER SHARE

	Nine Months Ended	Year Ended
	30 September	31 December
	2007	2006

Basic and diluted pro forma earnings per share computation
Numerator (millions of US dollars):
Pro forma net earnings	3,554	1,514
Dividends declared on preference shares	(4)	(5)

Pro forma earnings attributable to common shares	3,550	1,509

Denominator:
Thomson weighted-average outstanding common shares	641.1	644.1
Shares to be issued of Thomson Reuters PLC, net of ESOTs	198.8	198.8

Basic pro forma weighted — average outstanding common shares	839.9	842.9
Thomson effect of stock and other incentive plans	3.2	1.9

Diluted pro forma weighted — average outstanding common shares	843.1	844.8

Basic pro forma net earnings per share	$4.23	$1.79

Diluted pro forma net earnings per share	$4.21	$1.79

5.	DIVISIONAL ANALYSIS OF REVENUES

Unaudited pro forma revenues for the year ended 31 December 2006 may be further analysed as follows:

		Pro Forma	Pro Forma
		Adjustment	Thomson
	Thomson	Reuters	Reuters	% of Total

Thomson Financial	2,025	—	2,025
Reuters	—	4,824	4,824

Markets division	2,025	4,824	6,849	60%
Thomson Legal	3,029	—	3,029
Thomson Tax & Accounting	598	—	598
Thomson Scientific	602	—	602
Thomson Healthcare	374	—	374

Professional division	4,603	—	4,603	40%
Eliminations	(16)	—	(16)

Total	6,612	4,824	11,436	100%

The divisional analysis of Thomson’s revenues presented above is extracted without material adjustment from Thomson’s audited consolidated financial statements for the year ended 31 December 2006 set out in Section 5 of Part XIV of this document.

6.	PRO FORMA SUMMARY OF DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

Reconciliations of Thomson’s historical financial information from Canadian GAAP to IFRS as applied by Reuters and Reuters historical financial information from IFRS to Canadian GAAP as applied by Thomson are set out in Section 6 of Part XIV and Section 4 of Part XV of this document, respectively. The unaudited pro forma financial information should be read in conjunction with those reconciliations.

Summary adjustments made to present net earnings for the nine months ended 30 September 2007 and for the year ended 31 December 2006 and shareholders’ equity as at 30 September 2007 in accordance with IFRS as applied by Reuters were extracted from the reconciliations and are identified in the table below as “Canadian GAAP to IFRS Summary Difference” for Thomson and Reuters, respectively.

In developing the pro forma financial information a purchase accounting difference was identified, as Canadian GAAP and IFRS apply the purchase method of accounting to acquisitions differently, affecting the estimated purchase consideration to be paid by Thomson to acquire Reuters.

Under Canadian GAAP, the fair value of share consideration is measured by reference to Thomson’s common share price over a reasonable time period (interpreted as a few days) before and after 15 May 2007, the date the Transaction offer was announced and agreed to by the boards of directors of Thomson and Reuters. Under IFRS, the fair value of such consideration is measured at the date when the Transaction is completed. Since the actual date when the Transaction is completed is not known, the fair value of consideration under IFRS was measured on 22 February 2008, being the latest practicable date prior to publication of this document.

The following reconciliation presents the effect of material differences between Canadian GAAP and IFRS as applied by Reuters to pro forma net earnings and shareholders’ equity.

	Nine Months Ended	Year Ended
	30 September	31 December
	2007	2006
(Million of US dollars)

Reconciliation of pro forma net earnings
Net earnings under Canadian GAAP	3,554	1,514
Differences in accounting principles increasing (decreasing) net earnings:
Canadian GAAP to IFRS Summary Difference — Thomson	(9)	36
Canadian GAAP to IFRS Summary Difference — Reuters	246	(6)

Net earnings under IFRS as applied by Reuters	3,791	1,544

As at
30 September
2007
(Millions of US dollars)

Reconciliation of pro forma shareholders’ equity
Shareholders’ equity under Canadian GAAP	22,009
Differences in accounting principles increasing (decreasing) shareholders’ equity:
Canadian GAAP to IFRS Summary Difference — Thomson	(325)
Canadian GAAP to IFRS Summary Difference — Reuters	(359)
Pro forma net estimated purchase consideration paid by Thomson to acquire Reuters	(1,511)

Shareholders’ equity under IFRS as applied by Reuters	19,814

PART XII

INFORMATION ON THOMSON
PR Annex I,
7.1, 7.2 and
25.1

1.	Corporate structure

Thomson was incorporated under the OBCA by articles of incorporation dated 28 December 1977. Thomson restated its articles on 28 February 2005. Its registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson’s principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The following provides information about Thomson’s principal subsidiaries as of 31 December 2007. As of that date, Thomson beneficially owned, directly or indirectly, 100 per cent. of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10 per cent. of the consolidated assets and not more than 10 per cent. of the consolidated revenues of Thomson, and all of which, in the aggregate, represent not more than 20 per cent. of the total consolidated assets and the total consolidated revenues of Thomson as of 31 December 2007, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above. Thomson’s legal structure is not indicative of its operational structure.

Jurisdiction of
Subsidiary	Incorporation/Formation

Thomson Canada Limited	Ontario, Canada
Thomson Holdings S.A.	Luxembourg
Thomson Finance SA	Luxembourg
LiveNote Technologies Ltd.	England and Wales
LiveNote Inc.	Delaware, U.S.A.
Engate LLC	Delaware, U.S.A.
Emica Corporation	Delaware, U.S.A.
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
Thomson Finance Company	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
Thomson Healthcare Inc.	Delaware, U.S.A.
Physicians’ Desk Reference Inc.	Florida, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomcorp Holdings Inc.	New York, U.S.A.
Thomson Scientific Inc.	Pennsylvania, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
Quantitative Analytics, Inc.	Illinois, U.S.A.
Thomson Financial LLC	Delaware, U.S.A.
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson International SA	Luxembourg
The Thomson Corporation PLC	England and Wales
The Thomson Organization Limited	England and Wales
TTC (1994) Limited	England and Wales
Thomson Information & Publishing Holdings Limited	England and Wales
Thomson Information & Solutions Limited	England and Wales
Thomson Legal & Regulatory Limited	England and Wales
Thomson Financial Limited	England and Wales

2.	Description of the business
PR Annex I,
6.1 and 6.2

2.1	Overview

Thomson is one of the world’s leading information services providers. Thomson is focused on providing products and services that:

•	serve business and professional customers;

•	target customer segments and sub-segments that it believes provide the best opportunities for growth and profitability;

•	integrate critical, must-have data with software, tools and services;

•	generate subscription-based or recurring revenues;

•	reach customers directly through a technology platform;

•	integrate into customers’ workflows; and

•	are scalable and leverageable.

Thomson serves customers principally in the following sectors: law, financial services, tax, accounting, scientific research and healthcare.

Thomson has a leading position and well recognised and respected brands in each of its principal sectors. Thomson’s revenues in 2007 (which exclude all discontinued operations) were approximately $7.3 billion and it derived approximately 81 per cent. of its revenues from subscription and other similar contractual arrangements, which are generally recurring in nature. In 2007, Thomson derived 83 per cent. of its revenues from operations in North America.

Thomson delivers information electronically to customers through the Internet, dedicated transmission lines, compact discs and handheld wireless devices. Electronic delivery of Thomson’s products and services improves its ability to provide additional products and services to existing customers and to access new customers around the world. In 2007, electronic, software and services revenues comprised 82 per cent. of total revenues. Thomson also delivers some of its products and services in print format.

Effective from 1 January 2007, Thomson operates in five segments. The following table summarises certain information about each of its current segments and corporate centre. Information regarding countries with operations and employees is as of 31 December 2007.

Segments and Corporate Centre

			Per cent. of 2007
			Revenues from
			Electronic,
		Per cent. of 2007	Software and	Countries with
	2007 Revenues(1)	Revenues	Services	Operations	Employees

Thomson Legal	3,318	45	67	21	12,900
Thomson Financial	2,186	30	98	35	8,600
Thomson Tax & Accounting	705	10	88	3	3,800
Thomson Scientific	651	9	96	23	2,700
Thomson Healthcare	452	6	83	9	1,800
Corporate	—	—	—	24	3,100
Eliminations	(16)	—	—	—	—

Total	7,296	100	82	44	32,900

(1)	In millions of US dollars and unaudited.

While Thomson is a Canadian company, its operational headquarters are based in Stamford, Connecticut, USA. Thomson’s corporate centre supports its business operations. By centralising key functions in its corporate centre, Thomson fosters a company-wide approach while allowing its segments sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, the corporate centre oversees the planning processes of the segments and their implementation of strategy and assesses their performance. The corporate centre develops and executes capital strategy, including tax planning, and determines Thomson’s overall direction on technology. In addition, Thomson’s corporate centre is responsible for overseeing the training and development of senior executives.

In 2007, Thomson completed the sale of Thomson Learning, which included businesses that served the higher education, careers, library reference, corporate e-learning and e-testing markets. Thomson received gross proceeds of approximately $8.2 billion.

In the tables included below in this section, countries are indicated in parenthesis where brands are principally associated with products and services offered in countries other than the United States.

2.2	Thomson Legal

Overview

Thomson Legal is a leading provider of legal and compliance information, software and workflow solutions to law firms, courts, government bodies, corporations, academic institutions and other professional customers. Thomson Legal offers a broad range of products and services that utilise its electronic databases of legal, regulatory and business information. Thomson Legal is one of the largest publishers of legal casebooks, treatises, textbooks and related materials for legal professionals and law schools. Its offerings also include software to assist lawyers with practice management functions, including financial, accounting and timekeeping applications, document management, case management and other back office functions. Thomson Legal also offers Internet-accessible legal directories, website creation and hosting services and law firm marketing solutions to assist its customers in their client development initiatives. It also provides bar exam preparatory courses and continuing legal educational programmes. Thomson Legal also provides strategic consulting advisery services and technology hosting services to the legal industry. During 2007, Thomson Legal provided products and services to leading law firms around the world and its databases are some of the largest in the world.

Thomson Legal consists of two business groups:

•	North American Legal; and

•	International Legal & Regulatory.

In 2007 and 2006, Thomson Legal generated revenues of approximately $3.3 billion and $3 billion respectively. The following table provides additional information regarding Thomson Legal’s revenues in 2007 and 2006.

	Per cent. of
	Total
	Revenues
	2007	2006

Electronic, software and services	67	66
From North America	84	84
Recurring/subscription-based	83	84

Products and Services

Thomson North American Legal
PR Annex l,
6.5

Through its West and West-related businesses, Thomson North American Legal is a leading provider in the United States of legal information-based products, software and services. The following provides information about its major brands.

Major Brands	Principal Products and Services	Customers

West Westlaw Westlaw Litigator Westlaw Business	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals

LiveNote	Deposition, transcript and court reporting software and services	Lawyers, courts and court reporters and investigators

Carswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals

WestlaweCarswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals

West km	Integrated knowledge management software	Lawyers, law students, law librarians and other legal professionals

Thomson Elite Elite 3E	Law firm management software, competitive intelligence	Lawyers, law firm finance, operations and business development professionals

West Monitor Suite	Business and market intelligence solutions	Lawyers, law firm finance, operations and business development professionals

ProLaw	Law firm management software, competitive intelligence	Lawyers, law firm finance, operations and business development professionals

Hildebrandt International Baker Robbins	Strategic, technology and information consulting advisery services	Lawyers, law firm finance, operations and business development professionals

Thomson Litigation Consulting	Litigation consulting and support services	Lawyers, law firm finance, operations and business development professionals

FindLaw HubbardOne	Web-based legal directory, website creation and hosting services and law firm marketing solutions	Lawyers and legal professionals

Foundation Press West Law School Publishing BAR/BRI West LegalEdcenter LegalWorks	Textbooks, study aids, bar review courses, continuing education materials and seminars	Law students, lawyers and legal professionals

Thomson North American Legal provides legal and regulatory solutions to large law firms, significant government organisations and law schools in the United States and to small and medium-sized law firms and corporate in-house legal professionals. Its information includes case law, statutes, administrative material, law reviews and treatises, competitive intelligence, securities filings, lawyer profiles, legal commentary, news, public records and legal forms, in electronic and print formats. Thomson North American Legal offered its customers the information they need from approximately 32,000 databases as of 31 December 2007.

Thomson North American Legal’s West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial annotations prepared by its staff of attorneys and editorial professionals. Thomson believes that editorial annotations facilitate more productive research by its customers, enabling them to be more efficient and effective.

Westlaw is the business’ primary online delivery platform. Westlaw offers numerous search features and navigation tools that enable customers to search relevant Westlaw databases to find specific points of law, build tables of authorities or search for topically related commentary. Law firms of all sizes can tailor their Westlaw subscription to meet their unique practice needs. Westlaw also includes KeyCite, an online citation research service that, among other things, enables customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative. It also allows the customer to retrieve a list of cases that cite a particular case or compile a table of authorities.

Westlaw Litigator, a service designed to assist attorneys with all phases of litigation, is a current focus of investment and product development. Westlaw Litigator combines relevant case law research materials with practical tools for case evaluation, pre-trial investigation, settlement negotiation and trial preparation and presentation. In 2006, Thomson North American Legal acquired LiveNote, a leading provider of transcript and evidence management software to litigators and court reporters. LiveNote brings new functionality to the Thomson suite of litigation solutions and Thomson North American Legal now provides its customers seamless access to all of the specific facts of a case, including case law, briefs, depositions, litigation profiles, dockets and court testimony.

The acquisition of Global Securities Information and its LIVEDGAR service in 2005 enhanced Thomson North American Legal’s ability to provide corporate and transactional lawyers with value-added services for preparing and completing commercial transactions, such as securities offerings, mergers and acquisitions and investment management. During the third quarter of 2007, Thomson North American Legal launched Westlaw Business, which is supported by Global Securities Information securities filings content, and allows transactional lawyers to more efficiently and effectively draft documents, research applicable law and regulatory rules and opinions, and help its clients negotiate business deals.

Thomson North American Legal acquired Oden Insurance Services in early 2007, which enhanced its regulatory and compliance centre offerings to the insurance industry and support for law firms.

Carswell provides integrated knowledge and business solutions for the legal, finance and human resources markets in Canada. Online delivery to the legal market is provided through WestlaweCarswell.

PR Annex I,
6.1.2

Thomson Elite offers a range of software that assists law firms and government agencies with front office and back office management functions, including document management, case management, general ledger accounting, timekeeping, billing and records management. Thomson Elite has been integrated with the ProLaw business to offer a broad legal software suite of products, as well as realise sales, marketing, product development, customer service and other operational efficiencies. While its software customers are primarily based in the United States, Thomson Elite is currently expanding internationally. In 2006, the business launched Elite 3E, an advanced browser-based business optimisation platform that offers powerful core financial and practice management features, including built-in collaboration, automation and a rapid application development environment in one integrated high-performance system.

FindLaw offers client development services in the United States that include legal directories, website development, marketing solutions, legal news, a legal career centre and other legal resources. Thomson North American Legal believes that the FindLaw.com portal was the highest trafficked legal website as of 31 December 2007 with an average of approximately 2.4 million unique monthly visitors during 2007. FindLaw charges law firms a fee to be included in its online legal directories but users may search its legal directories and other products and services free of charge. FindLaw provided website development and hosting services to more than 8,600 law firms in 2007. In 2006, FindLaw launched FirmSite en Español to enable law firms to offer Spanish-language content on their websites so they can better market themselves online to the Hispanic community.

Hildebrandt International, which Thomson North American Legal acquired in 2005, is a leading provider of strategic consulting advisery services to law firms, corporate law departments and government law departments throughout the world. In 2007, Thomson North American Legal acquired Baker Robbins, a leading provider of technology and information management consulting to law firms and law departments, and also launched Thomson Litigation Consulting, a new consulting practice that provides litigation consulting and support to law firms.

West Education Group is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, Thomson North American Legal provides bar examination review courses and materials. North American Legal also has a legal textbook publishing business with over 1,800 titles as of 31 December 2007, making it a leading provider of casebooks and other learning materials to law students in the United States. Its West LegalEdCenter provides online continuing legal education materials and offers one of the largest selections of video and audio continuing legal education programmes on the Internet, including approximately 19,000 hours of US-accredited content as of 31 December 2007.

Thomson International Legal & Regulatory

Thomson International Legal & Regulatory provides services to a number of markets primarily outside of North America. The following provides information about Thomson International Legal & Regulatory’s major brands.

Major Brands	Principal Products and Services	Customers

Westlaw(1)
Sweet & Maxwell (UK,
  Asia)
IDS (UK)
Aranzadi (Spain)
Civitas (Spain)
Karnov (Denmark and
  Sweden)
Lawbook (Australia)
Brookers (New Zealand)
La Ley (Argentina)
Lawtel (UK)
White Book (UK, Asia)
Archbold (UK)	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals

Taxpoint (Australia) PowerTax (Australia)	Tax and accounting information and software-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments

Thomson CompuMark SAEGIS (North America, EMEA)	Trademark search and protection information services	Business, legal and trademark professionals

(1)	United Kingdom, Denmark, Hong Kong, Spain, Sweden and, though a joint venture, Japan.

Thomson International Legal & Regulatory operates legal information businesses in various countries outside of North America. As of 31 December 2007, these countries were Argentina, Australia, China, Denmark, France, Hong Kong, India, Ireland, Japan, Malaysia, the Netherlands, New Zealand, Singapore, Spain, Sweden and the United Kingdom through local operations. Through these businesses, Thomson International Legal & Regulatory provides a range of primary materials, such as case law and statutes, and secondary materials, including treatises and legal commentary specific to the countries in which it operates. The portfolio includes online, print and CD products.

PR Annex I,
6.5

In the United Kingdom, Thomson International Legal & Regulatory’s Westlaw UK service offers a combination of legal information from the United Kingdom and the EU that is derived from its legal publishing businesses in those jurisdictions, together with information licensed from third parties. Thomson International Legal & Regulatory also operates Lawtel, a UK online legal information service.

Outside of the United Kingdom, Thomson International Legal & Regulatory offers country-specific online legal services. As of 31 December 2007, these services were provided in Argentina, Australia, Denmark, Hong Kong, New Zealand, Spain and Sweden. In each case, Thomson International Legal & Regulatory offers local content, owned or licensed by its operations in that region, supplemented with relevant information from other regions of the world.

PR Annex I,
6.1.2

In addition, Thomson International Legal & Regulatory also provides a basic Westlaw service, known as Westlaw International. As of 31 December 2007, Westlaw International was provided in over 60 countries. Through Westlaw International, Thomson International Legal & Regulatory is able to offer its current online products and services to customers in markets where it may not have an existing publishing presence or has not yet developed a fully customised Westlaw service.

In 2006, Thomson International Legal & Regulatory formed a joint venture in Japan with Shin Nippon Hoki Shuppan K.K. to establish Westlaw Japan K.K., a business that has recently introduced a new online service created expressly for what is estimated to be one of the world’s largest legal information marketplaces. Shin Nippon Hoki Shuppan is a leading provider of print-based legal information in Japan.

Thomson International Legal & Regulatory also offered tax and accounting information and software-based products and services in Argentina, Australia, Denmark, New Zealand and the United Kingdom as of 31 December 2007. The product portfolio includes online, print and software products and solutions to assist tax and accounting professionals in supporting the needs of their clients in compliance reporting and filings.

Through Thomson CompuMark, Thomson International Legal & Regulatory operates a global trademark business. As of 31 December 2007, Thomson International Legal & Regulatory maintained databases containing all current trademark registrations in over 200 countries, including the United States, Canada, China, Japan, Mexico, South Korea and most European countries. Thomson International Legal & Regulatory also offers a wide range of products and services that cover all aspects of developing and protecting trademarks, including enabling customers to screen them, determine their availability, protect them from infringement and search domain names.

Competition

Thomson Legal’s primary global competitors in the legal and regulatory information market are Reed Elsevier (which operates Lexis-Nexis) and Wolters Kluwer NV with which Thomson Legal competes in the United States and in most of the other countries in which it operates. Thomson Legal also competes with other companies in the United States and in its international markets which provide legal and regulatory information, practice management and client development services.

2.3	Thomson Financial

Overview

Thomson Financial is a leading provider of integrated information and technology applications to the global financial services industry. Thomson Financial offers a broad range of financial data and develops individual workflow solutions and services. These services are specifically designed for trading professionals, portfolio managers, investment bankers, stockbrokers, financial planners, corporate executives and treasury and investor relations professionals to optimise their decision making and performance.

Thomson Financial divides its core business into three groups:

•	Corporate, Investment Banking & Investment Management;

•	Equities, Fixed Income & Wealth Management; and

•	Omgeo.

In 2007 and 2006, Thomson Financial generated revenues of approximately $2.2 billion and $2 billion, respectively. The following table provides additional information regarding Thomson Financial’s revenues in 2007 and 2006.

	Per cent. of Total Revenues
	2007	2006

Electronic, software and services	98	98
From North America	75	79
Recurring/subscription-based	80	82

Products and Services

Thomson Financial offers a variety of content, analytical applications and transaction platforms to financial professionals worldwide in the following segments:

•	Investment banking;

•	Wealth management;

•	Investment management;

•	Institutional equities;

•	Fixed income;

•	Corporate management;

•	Institutional research;

•	Hedge funds; and

•	Private equity and consultants.

While Thomson Financial continues to sell many of its products and services separately, its applications are also combined under the Thomson ONE brand to provide integrated workflow solutions. Thomson ONE is a flexible open architecture framework that allows for easy integration and delivery. This platform gives Thomson Financial the flexibility to customise its content offering to customers. Thomson ONE workflow solutions are designed to meet the distinct needs of professional users in each segment that Thomson Financial serves.

During 2007, the number of Thomson ONE workstations increased approximately 10 per cent. from approximately 140,950 to approximately 154,950 as a result of user migration from legacy products and new client wins. Thomson Financial continues to expand the capabilities of its Thomson ONE solutions and achieve continued growth in these workstations.

Thomson Financial derives its financial information from regulatory bodies, public sources, proprietary research, third party providers with which it has licence arrangements and contributors with which it has developed trusted relationships. To provide industry-leading, high-quality information, Thomson Financial employed a global research group of approximately 2,300 employees as of 31 December 2007. This group collects, enhances and manages all key content to deliver financial information to its clients. Its databases of financial information are some of the largest in the world and many have decades-worth of invaluable history. Its global research group is cost efficient, ensures consistency and supports the workflow solutions offered by Thomson Financial.

Corporate, Investment Banking & Investment Management

Thomson Financial’s Corporate, Investment Banking & Investment Management group focuses on providing investment bankers, private equity and hedge fund professionals, corporate executives, investor relations personnel and asset managers with integrated information solutions to assist them in analysing markets and pursuing and completing transactions, including precedent transaction analysis, company and market due diligence, financial analysis and modelling, preparation of presentation materials and securities offerings. Products are offered as distinct modules as well as through a comprehensive information solution.

The following table provides information about Thomson Financial’s major Corporate, Investment Banking & Investment Management brands.

Major Brands	Principal Products and Services	Customers

Thomson ONE Investment Banking	Analytical tools and databases of brokerage research, transactional data, institutional holdings data, current and historical earnings estimates, pricing information, SEC filings and news	Investment bankers and private equity professionals

SDC Platinum Investext Global Access Thomson Research Thomson ONE Investment Management Quantitative Analytics (TQA) Datastream I/B/E/S First Call Baseline StreetEvents	Security and portfolio analytical tools as well as databases of real-time equity and fixed income brokerage research, current and historical analyst forecast estimates, investor presentations, company accounts data, pricing data, global aggregated forecast data at the country, sector and industry levels, market indices data, institutional holdings data, SEC filings and news	Portfolio managers, portfolio analysts, buy side traders and research analysts

Thomson ONE Investor Relations Thomson ONE Corporate Development	Internet-based software applications providing corporate information and news, stock surveillance services and outbound communications services	Investor relations professionals and corporate financial executives

Capital Markets Intelligence (CMI)	Market intelligence and analytical services for market valuation analysis	Investor relations professionals and corporations

The Corporate, Investment Banking & Investment Management group provides online financial data and research on companies, industries and markets that allow its customers to develop and analyse financial forecasts, market share, competition, industry trends, economic climates and key industry participants. Thomson Financial offers a range of customisable products and services that enable its customers to effectively and efficiently manage and execute each phase of the investment process, including research and analysis, investment decisions and stock selection.

Thomson Financial also offers institutional securities ownership information that enables its customers to analyse who may be buying, selling and holding securities as well as mergers and acquisitions transaction data that customers use to identify comparable transactions, business opportunities and business trends. In addition, customers can access news, stock price information and SEC filings and analyse this information with a set of comprehensive tools.

Thomson Quantitative Analytics is a leading provider of financial database integration and analysis solutions. Its software solutions are used by investment management firms for securities selection, modelling, back testing, portfolio construction and trading strategy development. Thomson Quantitative Analytics integrates multiple data sources, including proprietary customer data, to create an integrated database of financial information and provides a suite of analytical tools to query or mine the database for insights and trading ideas.

StreetEvents is used by investment managers to monitor the activities of their company portfolios. It has a robust electronic events calendar used by corporations to post notices of earnings releases and investor presentations. StreetEvents also has a database containing transcripts and archived webcasts of public company earnings conference calls.

For corporations, Thomson Financial provides information solutions primarily to investor relations professionals and financial executives. Thomson Financial offers online access to financial information, such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. Additionally, Thomson Financial provides services for the dissemination of corporate news releases, as well as comprehensive offerings for investor relations professionals that include hosting of investor websites, product webcasts for earnings calls and the dissemination of critical information to shareholders through common communication mechanisms. In 2006, Thomson Financial acquired AFX News, a European independent real-time financial news agency which provides equity-focused business, financial and economic news to the investment community. This acquisition complemented Thomson Financial News for investment professionals in North America.

Equities, Fixed Income & Wealth Management

The Equities, Fixed Income & Wealth Management group focuses on providing wealth managers, brokers and equity and fixed income traders with integrated information solutions to assist them in managing client portfolios, analysing securities and executing securities transactions.

The following table provides information about Thomson Financial’s major Equities, Fixed Income & Wealth Management brands.

Major Brands	Principal Products and Services	Customers

Thomson ONE Wealth Management Thomson ONE Equity Sales Thomson ONE Fixed Income Thomson ONE Hedge Fund Trading InvestmentView Global Topic ILX	Electronic financial information, including real-time market data, such as pricing data, company information, news and analytics	Institutional traders, retail traders, investment advisers and hedge fund professionals

TradeWeb TradeWeb Retail	Online marketplace for fixed income securities and derivatives	Institutional and retail traders

Thomson Transaction Services	Back office data processing services	Brokers and dealers

AutEx	Electronic database and real-time network for trade order indications and trade executions	Equity traders

Thomson Transaction Analytics	Transaction cost analysis and trade execution compliance services	Brokers, market makers and exchanges

eXimius	Front-office private client investment management application	Wealth managers, investment advisers

Thomson Financial provides wealth managers with workflow solutions that combine market data, news and analysis with sophisticated financial planning and portfolio and client management tools. These workflow solutions are designed specifically to meet the needs of financial advisers, brokers and sales support staff requiring real-time market data, news, charts and quotes. Thomson InvestmentView provides hypothetical illustrations, client-ready presentations, financial planning calculators and detailed fund profiles designed exclusively for financial advisers. InvestmentView enables users to deliver personalised and timely recommendations, allowing them to focus on growing their client relationships and increasing assets under management.

TradeWeb is a leading over-the-counter, multi-asset class marketplace, and a pioneer in the development of electronic trading and trade processing. The business provides services in the fixed income, derivatives and equity markets to clients in more than 50 countries. Since 1998, TradeWeb has operated a global trading network, which harnesses the distribution of 36 major investment banks with approximately 2,000 institutional clients as of 31 December 2007. During 2007, TradeWeb clients traded on average more than $250 billion daily using TradeWeb. TradeWeb is also a leading electronic straight-through-processing network for fixed income markets, providing dealers and buy-side institutions with paperless trade allocations and confirmations on its fully-integrated TradeXpressSTP network.

In 2007, the TradeWeb Routing Network typically handled over 1.2 billion shares traded per day with over 7,000 buy-side and sell-side connections. In addition to the TradeWeb Routing Network, Thomson Financial’s suite of electronic trading solutions includes AutEx, which is used globally for communicating pre-trade and order execution services between brokers and their buy-side trading partners. Through AutEx, a broker/dealer is able to send real-time indications (IOIs) to their institutional buy-side trading partners. The IOI appears in the buy-side trader’s AutEx user interface and the buy-side trader can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers via an advertised trade. This allows subscribers to obtain an intraday summary of trades and IOIs sent.

PR Annex I,
6.1.2

In October 2007, Thomson announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb. The partnership will utilise TradeWeb’s position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, in January 2008, the dealers invested $280 million in TradeWeb, $180 million of which was used to purchase a 15 per cent. stake in TradeWeb Markets, an entity that includes TradeWeb’s established markets, as well as Thomson Financial’s AutEx and order routing businesses.

Thomson and the dealers have also agreed to fund additional investment in asset class expansion through a new entity, TradeWeb NewMarkets. Thomson’s initial cash contribution to TradeWeb NewMarkets is $30 million, with a commitment for an additional $10 million of cash, as well as certain assets valued at approximately $30 million. The dealer consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20 per cent. of TradeWeb NewMarkets and the consortium will own 80 per cent.

The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets, will support both companies. TradeWeb NewMarkets will pay a fee for services provided by TradeWeb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones.

Thomson Transaction Analytics provides compliance technology and services to measure and audit agency trading activity, which allows users to fulfil regulatory requirements to provide their customers with best execution.

Thomson Transaction Services (formerly known as BETA Systems) allows brokerage firms to outsource the majority of their back office data processing activities, such as processing orders for securities and maintaining customer and firm accounts. Customers of Thomson Transaction Services are able to generate a range of customer account documents, including monthly customer statements, trade confirmations and real-time portfolios. Thomson Transaction Services interfaces with major clearing services, depositories and exchanges to process orders for securities.

PR Annex I,
6.1.2

In 2007, Thomson Financial acquired eXimius NV, enabling the seamless integration of Thomson Financial’s wealth management and investment management capabilities with the eXimius front-office private client investment management application. This has allowed Thomson Financial to offer a fully-integrated front-office solution for private banking and wealth management clients around the world.

Omgeo

In 2001, Thomson Financial formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to meet the expanding information and processing needs of its customers in the financial services industry, which resulted from a proposal to move from a three-day (T+3) to a one-day global settlement cycle (T+1). While the T+1 initiative has not yet been implemented, Omgeo is able to provide clients with a managed transition to a new and more efficient way of processing trades for straight-through processing and increasing trade settlement capabilities.

Competition

Thomson Financial competes with Bloomberg L.P., Reuters, FactSet Research Systems Inc., Standard & Poor’s (a division of The McGraw-Hill Companies), SunGard Data Systems Inc, Broadridge Financial

Solutions, Inc. and MarketAxess Holdings Inc., plus a number of other smaller firms, each of which focuses primarily on specific product and service areas within the various financial segments.

2.4	Thomson Tax & Accounting

Overview

Thomson Tax & Accounting provides tax and accounting professionals with information, software, services, tools and applications to assist them in their daily work. Thomson Tax & Accounting is one of the leading online suppliers of this type of information in the United States.

Thomson Tax & Accounting consists of three business groups:

•	Research & Guidance;

•	Professional Software & Services; and

•	Corporate Software & Services.

In 2007 and 2006, Thomson Tax & Accounting generated revenues of approximately $705 million and $598 million, respectively. The following table provides additional information regarding Thomson Tax & Accounting’s revenues in 2007 and 2006.

	Per cent. of Total Revenues
	2007	2006

Electronic, software and services	88	84
From North America	100	100
Recurring/subscription-based	94	95

Products and Services

The following provides information about Thomson Tax & Accounting’s major brands.

Major Brands	Principal Products and Services	Customers

Research & Guidance: RIA PPC Checkpoint Quickfinder Warren Gorham & Lamont (WG&L)	Tax and accounting information-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments

Professional Software & Services: Creative Solutions GoSystem UltraTax GoFileRoom	Tax and accounting software and services focused on compliance and management solutions	Professional accounting firms, tax preparers, bookkeepers and enrolled agents

Corporate Software & Services: InSource CrossBorder Solutions Tax Partners TrustEase eComply Fiduciary Practice Systems ePropertyTax	Tax and accounting software and services focused on compliance and document management	Corporate tax departments and financial services firms

Tax and accounting information is available in both electronic and print formats. Thomson Tax & Accounting’s business is currently focused on developing integrated research and workflow solutions utilising products from its software and information businesses to create a broader offering to tax and accounting professionals.

Through its Research & Guidance businesses, Thomson Tax & Accounting offers a variety of tax, accounting and auditing-related information and solutions. Checkpoint is its online integrated tax and accounting solution which provides expert guidance, information, analysis and forms from various Thomson Tax & Accounting products and services (RIA, WG&L, PPC) as well as third party content. This information is linked to comprehensive legislative, administrative and case materials. For example, Checkpoint’s CompareIt allows users to link to coverage of similar topics from one state to another, from state to federal, and from treaty to treaty across countries. Checkpoint’s Create-a-Chart allows users to capture pertinent multi-state tax information in one convenient table. Checkpoint covers US federal, state and local taxation, international taxation, estate planning, pension and benefits, payroll, SEC compliance, GAAP compliance, internal auditing and financial management.

Software offered by the Professional Software & Services businesses performs payroll, write-up, bookkeeping, audit and practice management functions and enables accounting firms to interact with their clients through the Internet. Thomson Tax & Accounting’s software also assists its customers in the preparation of tax returns and enables them to file tax returns electronically.

Through its Corporate Software & Services businesses, Thomson Tax & Accounting provides corporate tax departments with a specialised range of products for managing corporate tax, bank and trust accounting, from tax preparation software to complete tax preparation services. In the first quarter of 2007, Thomson Tax & Accounting acquired CrossBorder Solutions, a tax software company whose products expanded its transfer pricing offerings and enhanced its tax provisions offerings. In the third quarter of 2007, Thomson Tax & Accounting acquired the Deloitte Tax LLP Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, such as real estate appeals and complex property valuation. Thomson Tax & Accounting expects this acquisition to enhance ePropertyTax’s compliance outsourcing service line.

Thomson Tax & Accounting’s customers are primarily in the United States and Canada.

Competition

Thomson Tax & Accounting’s primary competitor across all customer segments is CCH (owned by Wolters Kluwer NV). Other major competitors include Intuit in the professional software and services market, MLM in the corporate software and services market and BNA in the information market. Thomson Tax & Accounting also competes with a number of smaller firms across the tax and accounting landscape.

2.5	Thomson Scientific

Overview

Thomson Scientific is a leading provider of information services to support scientific research and discovery. Primary customer segments include researchers, scientists, intellectual property specialists, and information professionals in the academic, pharmaceutical, corporate and government marketplace. At the core of Thomson Scientific’s solutions is a collection of comprehensive and authoritative content derived from academic, scientific, technical and medical journals, global patent authorities and public sources. Thomson Scientific supplements the collected information, in many cases, with proprietary analysis and indexing prepared by its staff of expert editors. Thomson Scientific further enhances the value of this information by combining it with analytical and visualisation tools to make it more accessible and of greater utility to its customers.

In 2007 and 2006, Thomson Scientific generated revenues of approximately $651 million and $602 million, respectively. The following table provides additional information regarding Thomson Scientific’s revenues in 2007 and 2006.

	Per cent. of Total Revenues
	2007	2006

Electronic, software and services	96	95
From North America	72	70
Recurring/subscription-based	74	76

Products and Services

Thomson Scientific’s solutions assist scientists and other research-oriented professionals in all stages of the research and development (R&D) cycle from scientific discovery to product release. Thomson Scientific’s business operates primarily in the secondary publishing market. As a secondary publisher, Thomson Scientific enhances the value of primary publication information by abstracting, indexing, integrating and ranking the information so it is more accessible to its customers. Thomson Scientific’s products and services add further value by providing integrated workflow solutions that enable access and management of high quality and relevant published materials for researchers, information specialists and administrators in diverse fields. Thomson Scientific provides complementary products and services, such as bibliographic software programs, manuscript authoring and submission workflow solutions, and intellectual property portfolio management and annuity services. The majority of Thomson Scientific’s products are easily accessible, searchable databases available over the web and other electronic formats (e.g. Web of Knowledge, Thomson Pharma, Thomson Innovation). Thomson Scientific also customises its products for particular industries or other customer groups.

Thomson Scientific’s solutions are used by many academic institutions, research libraries, large global pharmaceutical, biotechnology, chemical, electronics and other high-technology companies to advance research and development, to protect and leverage patent portfolios, and to track competition.

The following table provides information about Thomson Scientific’s major brands.

Major Brands	Principal Products and Services	Customers

ISI Web of Knowledge	Comprehensive and integrated platform that includes the Web of Science as well as third party hosted content, editorially selected websites, and tools to access, analyse and manage research information	Research scientists and scholars, government agencies, research libraries and universities and colleges

Web of Science	Comprehensive database providing a source for journal article-cited references and access to abstracted and indexed journals	Research scientists and scholars, government agencies, research libraries and universities and colleges

Thomson Pharma	Integrated web platform that delivers scientific literature, patents, commercial and regulatory information, company news communications, professional meeting reports and other relevant content	Pharmaceutical and biotechnology companies

Thomson Innovation	Integrated web platform providing a global collection of intellectual property content, scientific literature, analytical and visualisation tools, and document services	Intellectual property professionals, R&D professionals, lawyer and business intelligence staff

Derwent World Patents Index	Comprehensive database of English language patent abstracts from approximately 40 patent authorities around the world including coverage of China, Japan and Korea	Intellectual property professionals, R&D professionals, lawyers, business intelligence staff

Prous Integrity	Integrated web platform delivering drug discovery content and analytic functionality for biologists and chemists	Pharmaceutical and biotechnology companies, academic centres and research institutes

Within Thomson Scientific’s academic and government division, the ISI Web of Knowledge integrated platform offers a single point of entry for scholarly researchers. This electronic service extends its users’ access to research information by offering an integrated collection of databases which, as of 31 December 2007, covered almost 22,000 peer-reviewed professional journals, leading scientific and patent information databases, journal citation reports, approximately 12,000 meetings and conference proceedings and over 7,500 evaluated scientific websites. Its advanced interface enables its customers to search a single platform or multiple databases concurrently and links customers to full-text journal articles provided by publishers while also allowing for the seamless return to its service. As of 31 December 2007, the bibliographic references in its databases covered the period from 1900 to the present. Its databases and websites are also viewed as important distribution channels by authors and publishers of journals. Over 3,000 institutions worldwide rely on the Web of Knowledge to conduct their research.

In 2006, Thomson Scientific acquired ScholarOne. ScholarOne’s products, which are sold to scientific, technical and medical journal publishers and scientific conference organisers, provide a web-based system that allows research authors, peer reviewers and journal editors to streamline and accelerate the article and conference-related content submission, review and evaluation process.

Thomson Scientific’s pharmaceutical and chemical division provides extensive drug-specific information for all stages of the product lifecycle. Thomson Pharma integrates content from many of Thomson Scientific’s key products with information from other businesses across Thomson. Through powerful search and analytical tools, Thomson Pharma enables its customers in the fields of biology, chemistry, licensing, business development and competitive intelligence to retrieve critical information needed to make informed decisions. As of 31 December 2007, Thomson Pharma supplied information about the R&D portfolios of more than 13,800 entities involved in drug development, information about therapeutic patents, including links to the full text of the original patent, the pipeline status of investigational drugs, searchable chemical structures, meeting reports and bibliographic references.

In 2007, Thomson Scientific acquired Prous Science, a leader in the provision of life sciences information. As of 31 December 2007, the Prous Science Integrity portal provided access to more than 265,000 compounds with demonstrated biological activity and more than 100,000 patent family records. In addition, Prous Science has developed strong relationships with key global medical associations and centres of excellence to maximise the reach of medical knowledge to specialists worldwide.

Thomson Scientific also has a leading collection of assets that serve the intellectual property lifecycle, from ideation to maintenance and protection. Thomson Scientific delivers information solutions that can be seamlessly integrated into its customers’ daily workflows. Each solution offers sophisticated software tools with relevant patent data, its comprehensive coverage of world journal literature and other content extracted from its extensive product portfolio. Through the Derwent World Patents Index, Thomson Scientific is one of the world’s most comprehensive providers of professionally abstracted and annotated patent information. As of 31 December 2007, Thomson Scientific assessed, classified, summarised and indexed patent documents from approximately 40 international patent-issuing authorities and its databases covered the period from 1963 to the present. Thomson Innovation and its sister solutions, Delphion, Patentweb, and Aureka provide business and professional researchers with access to full-text international patent documents supported by search, retrieval, analysis and other workflow productivity tools. In addition, Thomson IP Management Services has been providing intellectual property management portfolio management software and annuity services for over 35 years.

Thomson Scientific also provides access to an aggregated collection of online content licensed from third-party sources under the brands of Dialog and DataStar that serve information professionals. As of 31 December 2007, more than 600 databases supported research in the areas of competitive intelligence, intellectual property, scientific and market research, engineering and finance.

Competition

Thomson Scientific’s principal competitors in the scientific information market include Reed Elsevier, Wolters Kluwer NV, and the Chemical Abstracts Service (CAS).

2.6	Thomson Healthcare

Overview

Thomson Healthcare is a leading provider of decision support information and services in the healthcare marketplace. Its businesses provide data analytics, benchmarks, integrated information solutions and knowledge-based tools to healthcare payers and providers. Payers include large employers, health plans, health insurers and government agencies served by management decision support solutions to better manage healthcare costs and quality. Providers include hospitals, outpatient clinics and emergency/poison control centres served by clinical decision support for important clinical information and by management decision support to manage service planning, operations, delivery, and costs. Pharmaceutical companies represent a third, smaller customer group served with outcomes research services and with the Physicians’ Desk Reference (PDR) as a regulatory and marketing tool for distributing drug information to physicians and other clinicians.

In 2007 and 2006, Thomson Healthcare generated revenues of approximately $452 million and $374 million, respectively. The following table provides additional information regarding Thomson Healthcare’s revenues in 2007 and 2006.

	Per cent. of Total Revenues
	2007	2006

Electronic, software and services	83	76
From North America	100	100
Recurring/subscription-based	70	65

Products and Services

The following table provides information about Thomson Healthcare’s major brands.

Major Brands	Principal Products and Services	Customers

Micromedex	Comprehensive database set of drugs, disease information, medical emergency and poison control procedures, patient education and other relevant clinical, toxicological and environmental health and safety information	Physicians, pharmacists, health professionals, pharmaceutical companies, hospitals, poison control centres, corporations, government agencies and insurance companies

MercuryMD	Medical reference and decision support tool for personal digital assistants, delivering real-time patient data to clinicians	Physicians, health professionals and hospitals

PDR (Physicians’ Desk Reference)	Database of US Food and Drug Administration (FDA) approved drug monographs, delivered in print and electronic format	Physicians, health professionals, pharmaceutical companies and government agencies

Medstat Advantage Suite	Decision support products integrating benchmarks and analytics, designed for managing healthcare costs and quality and employee wellness and productivity	Large and mid-size employers, governmental healthcare purchasers, managed care and insurance companies, pharmaceutical companies and health services research providers

Solucient	Benchmark, comparative and market databases, integrated with analytics to support marketing and planning, operational improvement and clinical performance improvement	Hospitals, researchers, service planners, patient safety and quality managers, financial and administrative staff

The Micromedex comprehensive databases of drug information, evidence-based acute and chronic disease information, poison and biohazard information, clinical practice guidelines and procedures and patient education information, have been developed from scientific and clinical literature by expert editors and from approved drug-labelling information. They were utilised in more than 80 countries and approximately 3,000 US hospitals as of 31 December 2007.

MercuryMD allows Thomson Healthcare to deliver real-time patient data from a hospital’s various information systems to desktop and mobile devices, providing clinicians direct access to the latest updates on their patients.

The PDR (Physicians’ Desk Reference) product is a drug database created in large part from US Food and Drug Administration approved drug-labelling information. The PDR is distributed in a print directory format, on handheld electronic devices and through the Internet. Pharmaceutical companies provide Thomson Healthcare with the drug-labelling information and list their products in the directory. In 2007, pharmaceutical companies also sponsored the annual delivery of the PDR to practising physicians in the United States and Thomson Healthcare sold additional copies of the directory to other healthcare professionals and consumers.

Through Medstat, Thomson Healthcare provides decision support systems, market intelligence, benchmarking databases and research for managing the purchase, administration and delivery of health services and benefits. Thomson Healthcare also develops and provides products and methodologies for organising and understanding the data. Its decision support solutions and research provide an extensive collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community. This information helps these customers better manage the cost, quality and strategic positioning of health services and benefits.

Solucient’s public and proprietary data helps healthcare providers identify significant trends inside their organisations and benchmark their performance against similar organisations and national standards. Solucient provides healthcare decision makers with one of the most comprehensive and valuable sets of decision support capabilities for managing both healthcare costs and quality of care.

Competition

Thomson Healthcare’s principal competitors in the clinical and drug information market include Reed Elsevier (Science) and Wolters Kluwer. Within provider management decision support, Premier is a principal competitor. Within the payer management decision support market, its principal competitors are Ingenix (a division of UnitedHealth Group, Inc.), and McKesson Health Solutions (a division of McKesson Corporation).

2.7	Technology

Thomson’s businesses maintain sophisticated electronic infrastructures and highly developed online systems and support capabilities to provide its customers with electronic products and services primarily through the Internet.

Thomson is continuing to develop its online delivery platforms, which utilise highly scalable technologies resulting in significantly enhanced capabilities. Thomson’s platforms allow it to more easily combine content from its various online services, reduce product delivery costs and reduce development time for new products and services. Thomson continues to upgrade and standardise its applications and infrastructure, enabling it to enhance its ability to market and sell its products through the Internet.

Thomson Financial maintains global data collection and management systems that have enabled it to assemble and manage one of the largest and broadest database collections of financial information in the world. Thomson Financial also maintains powerful delivery platforms that enable it to provide real-time market data quickly and reliably to its customers. Thomson Financial believes that its systems use more open architecture than its competitors, which allows its customers to more easily utilise other information and software applications with its products and services. This delivery architecture allows it to offer modular web-based services that can be bundled together to integrate a number of its products and services into a single product offering. Thomson Financial also maintains private networks, or extranets, allowing it to provide innovative community solutions, such as AutEx. These solutions connect a large number of firms to a network and permit the online exchange of real-time trade order indications and executions. Similarly, TradeWeb’s dealer-to-customer online marketplace uses client/server architecture to display real-time, best bid and offer prices from dealers for a range of fixed income products, and offers secure, interactive and simultaneous trading over its Internet-based network.

Technology is an increasingly important element of the products and services of Thomson Scientific and Thomson Healthcare. Thomson Scientific and Thomson Healthcare are focused on continuously improving their content management and delivery technologies so they can provide their products in the media best suited to their customers. This includes delivery over dedicated networks, the Internet and handheld wireless devices. Both Thomson Scientific’s and Thomson Healthcare’s businesses deploy a common flexible content management system that improves their ability to customise and combine their products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as the businesses are able to automatically update their databases concurrently.

2.8	Sales and Marketing

Thomson primarily sells directly to its customers. In the United States, some of its businesses have regional sales representatives in addition to a team of account managers and sales representatives who work out of its offices to ensure that its existing customers’ needs are met. Outside of the United States, some of its businesses have regional sales forces that focus on marketing and selling its products to customers located in a particular country or area. Thomson sometimes supplements its regional sales and account management presence with a telemarketing group to assist in meeting its customers’ informational requirements.

In addition, Thomson has been successful in selling some of its products and services through the Internet. Focusing some of its marketing and sales efforts on Internet sales has allowed it to broaden its range of customers and reduce sales and marketing costs. A number of its businesses also use the Internet to provide product support to its existing customers.
PR Annex
I, 9.2.1

2.9	Seasonality

Historically, Thomson’s revenues and operating profits from continuing operations have been proportionally the smallest in the first quarter, and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare sectors. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of its businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year.

2.10	Intellectual Property
PR Annex
 I,6.4

Many of Thomson’s products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Thomson’s principal intellectual property assets include its patents, trademarks, databases, copyrights in its content and other rights in its trade names. Thomson believes that its intellectual property is sufficient to permit it to carry on its business as presently conducted. Thomson also relies on confidentiality agreements to protect its rights. In addition, Thomson obtains significant content and data through third party licensing arrangements with content providers. Thomson has also registered a number of website domain names in connection with its publishing and Internet operations.

2.11	Research and Development
PR Annex
 I, 11

Innovation is essential to the success of Thomson and is one of the primary bases of competition in its markets. Thomson’s businesses are continuously engaged in research to develop new products and services, to improve and enhance the effectiveness and ease of existing products and services, and to develop new applications for existing products and services.

2.12	Environmental Matters
PR Annex
 I, 8.2

Thomson believes that its operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on its capital expenditures, earnings or competitive position.

2.13	Properties and Facilities
PR Annex
 I, 8.1

Thomson owns and leases office space and facilities around the world to support its businesses. Thomson believes that its properties are in good condition and are adequate and suitable for its present purposes.

Thomson’s operational headquarters are in Stamford, Connecticut, where Thomson leases office space. The following table provides summary information about its principal properties as of 31 December 2007.

		Owned/
Facility	Approx Sq. Ft.	Leased	Principal Use

Eagan, Minnesota	2,792,000	Owned	Thomson Legal’s North American Legal headquarters and West operating facilities
New York, New York	435,200	Leased	Thomson Financial offices and headquarters
Carrollton, Texas	409,150	Owned	Thomson Tax & Accounting operating facilities
Boston, Massachusetts(1)	370,000	Leased	Thomson Financial offices

(1)	Consists of three addresses.

2.14	Employees

As of 31 December 2007, Thomson had approximately 32,900 employees in 44 countries. Of that number, approximately 12,900 were employed by Thomson Legal, 8,600 by Thomson Financial, 3,800 by Thomson Tax & Accounting, 2,700 by Thomson Scientific, 1,800 by Thomson Healthcare and 3,100 by its corporate centre. Thomson believes that its employee relations are good.

3.	Legal and arbitration proceedings

In February 2007, Thomson entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement was $36 million (the “Rodriguez Settlement”). Thomson is also a defendant in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the US District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of US federal antitrust laws. In the third quarter of 2007, Thomson accrued $13 million in connection with an agreement in principle to settle the case (the “Park Settlement”). In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. Thomson continues to defend itself vigorously in this case.

In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. Thomson intends to defend itself vigorously in this case.

In the third quarter of 2007, the US District Court for the Western District of Pennsylvania decided against Thomson in a patent infringement case related to a business formerly owned by Thomson Financial. Thomson subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus interest.

In 2005, Thomson became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in its Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.

In addition to the matters described above, Thomson is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against Thomson including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with outside legal counsel, Thomson’s management believes that, other than in respect of the Rodriguez Settlement and the Park Settlement, such proceedings and claims will not and have not had in the recent past, a significant effect on the financial position or profitability of Thomson Reuters PLC and/or Thomson.

4.	Material contracts

Please see Section 4.2 of Part XVIII of this document.

5.	Description of Capital Structure
PR Annex
 I, 21.1.1

Thomson’s authorised share capital consists of an unlimited number of Thomson Shares and an unlimited number of preference shares, issuable in series, of which 6,000,000 shares consist of Series II Preference Shares. At 22 February 2008 (being the latest practicable date prior to the publication of this document), there were 638,936,452 Thomson Shares and 6,000,000 Series II Preference Shares outstanding.

5.1	Shares
PR Annex
 I, 21.2.3

Each common share entitles its holder to one vote at meetings of Thomson Shareholders and to receive dividends when declared by the Thomson Board. All dividends declared by the Thomson Board are paid equally on all Thomson Shares, subject to the rights of holders of the preference shares. Holders of Thomson Shares will participate equally in any distribution of Thomson’s assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to Thomson Shares.

5.2	Preference Shares

Thomson’s preference shares may be issued in one or more series as determined by the Thomson Board. The Thomson Board is authorised to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on Thomson’s liquidation, dissolution or winding-up. The preference shares are entitled to preference over the Thomson Shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by the Thomson Board when authorising a series or as provided by law.

The Series II Preference Shares are non-voting and are redeemable at the option of Thomson for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70 per cent. of the Canadian bank prime rate applied to the stated capital of such shares.

6.	Market quotations

Please see Section 21 of Part XVIII of this document.

7.	Credit ratings

Thomson’s long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, A-(negative) by Standard & Poor’s (“S&P”) and A (low) (stable) by DBRS.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies is set out below.

7.1	Moody’s Investor Services (“Moody’s”)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to Thomson’s long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest. In September 2007, Moody’s downgraded its ratings assigned to Thomson’s long-term debt to “Baa1” from “A3”, citing significant increases in leverage that will result from the Transaction. Moody’s outlook is stable. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium term.

7.2	Standard & Poor’s

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to Thomson’s long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. In September 2007, S&P affirmed its “A−” rating of Thomson’s long-term debt and changed its outlook to negative. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate to long term. A developing outlook is assigned when a rating may be raised or lowered.

7.3	DBRS Limited (“DBRS”)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’ “A” rating assigned to Thomson’s long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category. DBRS’ outlook is stable. Outlooks represent DBRS’ opinion regarding the outlook for the ratings.

The credit ratings by Moody’s, S&P and DBRS are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

8.	Related party transactions
PR Annex I, 19

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of Thomson’s products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to Thomson’s results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of Thomson’s subsidiaries. Additionally, a number of Thomson’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million. In the nine months ended 30 September 2007, these rentals and services totalled approximately $1 million.

The employees of Jane’s Information Group, a business that Thomson sold to Woodbridge in April 2001, participated in Thomson’s pension plans in the United States and the United Kingdom, as well as Thomson’s defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane’s Information Group to a third party. As a consequence of the sale, employees of Jane’s Information Group have ceased active participation in Thomson’s plans. During its period of participation, Jane’s Information Group made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from Thomson, Woodbridge assumed the pension liability associated with the active employees of Jane’s Information Group.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programmes via its captive insurance subsidiary. Woodbridge is included in these programmes and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were about $50,000 and in 2005 they were about $45,000, which would approximate the premium charged by a third party insurer for such coverage. In the nine months ended 30 September 2007, these premiums totalled approximately $36,000.

Thomson has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by Thomson’s current and former directors and officers or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium Thomson would pay for commercial insurance. This arrangement is being replaced by a conventional insurance arrangement in connection with the Transaction. See Section 3.5 of Part X of this document.

In February 2005, Thomson entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Steven A. Denning, one of Thomson’s directors and Chair of Thomson’s Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the Thomson Board. Under the current contract terms, Thomson expects to pay Hewitt an aggregate of approximately $165 million over a ten year period beginning in 2006. In 2006, Thomson paid Hewitt $16 million for its services. In the nine months ended 30 September 2007, Thomson paid Hewitt approximately $9 million associated with this agreement.

PART XIII

INFORMATION ON REUTERS

1.	Corporate structure

Reuters Group PLC is a public company incorporated in England and Wales on 24 December 1996. Its registered head office and principal executive office is at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.
PR Annex
I, 25 CESR 160-
165
PR Annex
I, 7.1-7.2
and 25.1

The following provides information about Reuters principal subsidiaries as of 31 December 2007. As of that date, Reuters beneficially owned, directly or indirectly, 100 per cent. of the voting securities and non-voting securities of each of these subsidiaries, unless otherwise noted. Certain subsidiaries, each of which represents not more than 10 per cent. of the consolidated assets and not more than 10 per cent. of the consolidated revenues of Reuters, and all of which, in the aggregate, represent not more than 20 per cent. of the total consolidated assets and the total consolidated revenues of Reuters as of 31 December 2007, have been omitted. Reuters legal structure is not indicative of its operational structure.

	Jurisdiction of	Principal Area of
Subsidiary Undertakings	Incorporation/Formation	Operation

Reuters AG	Germany	Germany
Reuters America Holdings Inc.	USA	Worldwide
Reuters America LLC	USA	USA
Reuters Australia Pty Limited	Australia	Australia
Reuters BV	Netherlands	Netherlands
Reuters Canada Limited	Canada	Canada/USA
Reuters Europe SA	Switzerland	Spain/Portugal
Reuters Finance PLC	UK	UK
Reuters France SNC	France	France
Reuters Group Overseas Holdings (UK) Limited	UK	Worldwide
Reuters Holdings Limited	UK	UK
Reuters Hong Kong Limited	Cook Islands	Hong Kong
Reuters International Holdings SARL	Switzerland	Worldwide
Reuters Investment Limited	UK	UK
Reuters Italia SpA	Italy	Italy
Reuters Japan Kabushiki Kaisha	Japan	Japan
Reuters Limited	UK	Worldwide
Reuters Middle East Limited	Cook Islands	Middle East
Reuters Nederland BV	Netherlands	Netherlands
Reuters Research Inc	USA	USA
Reuters SA	Switzerland	Worldwide
Reuters Singapore Pte Limited	Singapore	Singapore
Reuters Svenska AB	Sweden	Sweden
Reuters Transaction Services Limited	UK	Worldwide

	Country of	Principal area of	Percentage of
Joint Ventures and Associates	Incorporation	Operation	Equity Shares Held

3 Times Square Associates LLC	USA	USA	50	*
FXMarketSpace Limited	UK	Worldwide	50
Times Global Broadcasting Company Limited	India	India	26

*	This is the equity interest of the Reuters Group but the effective economic interest at 31 December 2007 was 35 per cent.

2.	Description of the business
PR Annex I,
6.1.1 and 6.2

2.1	Overview

PR Annex I,
6.5

Reuters is a leading electronic publisher of news and financial data with 2006 revenues of £2,566 million. As at 31 December 2007, it had 17,903 employees, and operated in 143 countries.
PR Annex I,
17.1

The average number of employees during the years 2004-2006 was as follows:

	2006	2005	2004

By business division:
Sales & Trading	1,062	491	305
Research & Asset Management	800	658	699
Enterprise	1,241	925	296
Media	189	109	64
Shared divisional resources	3,383	3,605	3,507

Total divisions	6,675	5,788	4,871
Global Sales & Service Organisation	5,812	5,438	5,944
Editorial	2,321	2,210	2,220
Corporate Services	1,494	1,582	1,780

Total continuing operations	16,302	15,018	14,815
Discontinued operations	—	846	1,165

Total average number of employees	16,302	15,864	15,980

By geographical location:
Europe, Middle East & Africa	7,174	6,962	7,444
Americas	4,252	4,292	4,550
Asia	4,876	3,764	2,821

Total continuing operations	16,302	15,018	14,815
Discounted operations	—	846	1,165

Total average number of employees	16,302	15,864	15,980

By function:
Production and communications	9,438	8,498	8,315
Selling and marketing	4,572	4,179	3,878
Support services and administration	2,292	2,341	2,622

Total continuing operations	16,302	15,018	14,815
Discontinued operations	—	846	1,165

Total average number of employees	16,302	15,864	15,980

The above include:
Development staff	2,670	2,332	2,282

The average number of employees during 2006 included 168 temporary staff (2005: 181, 2004: 181).

More than 90 per cent. of Reuters revenue is derived from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders. Reuters aggregates information, providing both real-time and historical data, to give a comprehensive view of the financial markets and the events that move them. Reuters offers tools to enable traders to perform fast and accurate analysis of financial data and systems used for managing trading risk. Reuters electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively.

Reuters remaining revenue is derived from providing news and information services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services.

Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. The business divisions are closely aligned with the user communities they serve and they are responsible for defining, building, marketing and managing products. Reuters editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information. Data teams are integrated within the business divisions.

Research and development

Software development teams are integrated within the business divisions. Expenditure on research and development for the three years to 31 December 2006 is shown below (£millions):

	2006	2005	2004

Research and development expenditure	83	92	105

Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

Sales and Service

The business divisions serve customers through a Global Sales and Service Operations group which is split into three geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, the Focus Group Accounts team is run as a global sales and support channel for Reuters largest customers. Locally, sales and service teams work with customers to build relationships and to identify the appropriate Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, customer training specialists work with end-users to ensure they get full value from Reuters products. In addition, product, content and technical support are provided by telephone and email from three regional hubs, one based in each principal time zone. Proactive telephone support and remote learning are made available to users of Reuters premium products to help them get the most out of their service. ‘Brightspot’, a travelling showcase for Reuters products, is used to increase customer awareness of the latest developments in Reuters product range.

2.2	Sales & Trading

The Sales & Trading division (full year 2006 revenues of £1,690 million) serves the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and in the commodities and energy markets.

The division’s major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad range of asset classes. Its customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, it continues to identify opportunities in new asset classes.

The premium desktop information product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.

The Sales & Trading division’s trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. A range of trading and post-trade services for foreign exchange and money markets, fixed income and exchange traded instruments is also available. The Sales & Trading strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges. Through Reuters Dealing 3000, customers have access to a trading community of 18,000 foreign exchange and money market traders globally.

Reuters Trader is a mid-tier product which is also available in versions targeted at regional markets. Users of mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. Reuters is working to complete the migration of customers from older products to new Reuters Trader products, many of which are browser-based.

Sales & Trading information products compete with large players, such as Bloomberg, Thomson Financial, Sungard, Telekurs and IDC, as well as a growing number of local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhua Finance and Yahoo! Finance. In the

electronic trading business, Reuters competes with Fidessa and the large inter-dealer brokers, notably ICAP’s EBS platform. Additionally, it competes with single-bank and multi-bank portals such as FXall and MarketAxess.

2.3	Research & Asset Management

The Research & Asset Management division (full year 2006 revenues of £298 million) focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment.

The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.

The Reuters Knowledge product family is targeted at the research and advisery communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. The Knowledge Product can be integrated with Reuters flagship real-time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.

The Reuters Wealth Manager product family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building client relationships. The Reuters Wealth Manager product family includes content on a wide range of single asset and collective investment funds provided by Reuters Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.

As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.

In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset, S&P/Capital IQ, Morningstar, GL Trade/Infotec, Telekurs/Fininfo, plus a number of local domestic players.

2.4	Enterprise

The Enterprise division (full year 2006 revenues of £408 million) provides information and software that support business automation within capital markets, for example, automated trading and regulatory compliance.

The division’s products include:

•	Reuters DataScope real-time datafeeds, streams of machine-readable price data delivered over Reuters networks at high speed for use in customers’ information and trading services;

•	Reuters DataScope pricing and reference data which help banks and financial organisations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for capital markets globally. In 2006 a new distribution platform, Reuters DataScope Select, was launched to support back office and fund valuation processes;

•	Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•	Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, Reuters acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements Reuters existing strengths in FX and treasury risk management; and

•	Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.

Vendors such as Bloomberg, IDC and Telekurs compete with Reuters real-time datafeed business, as well as its pricing reference data offering. In addition, specialty technology providers, such as Wombat, Infodyne and ACTIV Financial and also large IT vendors, such as IBM, compete with Reuters in the market data delivery arena. Competitors in the risk management market include Sungard, Algorithmics, Murex, Misys and Calypso among others.

2.5	Media

The Media division (full year 2006 revenues of £170 million) offers products which deliver comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and influential consumers who need fast, accurate and trusted news and information to keep them informed.

Reuters online sites reach a unique audience of 23 million individuals globally each month.
PR, Annex I, 6.1.2

The majority of Reuters 50 per cent. stake in Factiva, its joint venture with Dow Jones, was sold to Dow Jones for cash consideration of £79 million in December 2006.

Key competitors in the supply of news to the media are Associated Press, Agence France Presse, Bloomberg News and Dow Jones. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including Dow Jones, Financial Times, Yahoo! Finance, Google Finance, TheStreet.com and many others.

2.6	Properties and facilities
PR Annex I, 8.1

During 2005 the Reuters Group’s principal facilities were relocated to the Canary Wharf area of London, thereby down-sizing its London-based operations from 340,000 sq. ft. to 283,000 sq. ft. The Canary Wharf building is leased until 2020. Reuters other significant sites include the US headquarters at 3 Times Square in New York City (438,633 sq. ft., of which 3,357 sq. ft. are sub-let).

2.7	Environmental Matters

Reuters believes that its operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on its capital expenditures, earnings or competitive position.

3.	Legal and arbitration proceedings

3.1	Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc

On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007, Gilstrap, Dillon and Madigan voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January

2008, the Texas state court granted the motion to dismiss, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to receive legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgement dismissing the action as to Radianz Americas and Radianz Limited. While Gilstrap, McCabe and Tabaryn may appeal this dismissal, Reuters believes any such appeal would be without merit.

3.2	Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP

On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to licence Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has appealed the case to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

4.	Material contracts

Please see Section 4.1 of Part XVIII of this document.
PR Annex I, 21.1.1

5.	Description of capital structure

Reuters authorised share capital comprises ordinary shares of 25 pence each and a Founders Share of £1. All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Reuters.

At 22 February 2008 there were 1,211,185,374 ordinary shares outstanding excluding ordinary shares held in employee share ownership trusts and 135,860,000 ordinary shares held in treasury.
PR Annex I, 21.2.3

Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Reuters Board may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period, out of the profits available for distribution under English law. A final dividend may be declared by the Reuters Shareholders in general meeting by ordinary resolution, but no dividend may be declared in excess of the amount recommended by the Reuters Board.

Reuters may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, Reuters may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the Depositary for value on the payment date.

Reuters share capital includes the Reuters Founders Share, which is held by Reuters Founders Share Company, a company limited by guarantee consisting of individuals who constitute both its members and directors. Further details of the Reuters Founders Share are given in Part IX of this document.

The Reuters Founders Share is not entitled to participate in the payment of dividends nor will any dividend be paid on any shares held by Reuters in treasury.

Reuters can increase its share capital by ordinary resolution in conformity with the provisions of the Act. However, new shares cannot have voting rights which are not identical to those of ordinary shares, without the prior written consent of Reuters Founders Share Company. Furthermore, Reuters may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of Reuters Founders Share Company has been sought for issuing any shares with rights not identical to those of ordinary shares. Reuters can consolidate, divide and cancel any of its shares (other than the Reuters Founders Share) by extraordinary resolution and can reduce its share capital (other than the Reuters Founders Share). The EGM Resolutions contain a provision for amending the Reuters Articles so that the

Reuters Founders Share can be cancelled. This is a requirement for the implementation of the Scheme, which will include the cancellation of the Reuters Founders Share.

6.	Market quotations

Please see Section 21 of Part XVIII of this document.

7.	Related party transactions

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.7% of its own shares, relating to the ongoing share buy-back programme. In addition, 2.0% of Reuters Group PLC is owned by Reuters Employee Share Ownership Trusts (ESOTs).

The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders’ equity on the consolidated balance sheet, are used to satisfy certain options/awards under the Group’s share incentive plans.

Key management personnel compensation, including the Group’s directors, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term employee benefits	15	12	8
Post-employment benefits	1	1	1
Termination benefits	—	—	1
Share-based payments	9	8	6

Total	25	21	16

During the period, the Reuters Group carried out a number of transactions with related parties, mainly being relationships where the Reuters Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.

Details of these transactions are shown below:

	31			31			31
	December	Amounts	Amounts	December	Amounts	Amounts	December
	2005	invoiced	collected	2006	invoiced	collected	2007
	£m	£m	£m	£m	£m	£m	£m

Amounts receivable:
Joint ventures:
Factiva*	4	30	(33)	1	—	(1)	—
FXMarketSpace	—	6	—	6	10	(15)	1
Other	—	1	(1)	—	1	(1)	—
Associates	—	—	—	—	1	(1)	—

Total amounts receivable	4	37	(34)	7	12	(18)	1

Amounts payable:
Joint ventures:
Factiva	1	4	(5)	—	—	—	—
3 Times Square Associates	—	19	(19)	—	16	(16)	—
Associates	—	2	(2)	—	4	(4)	—

Total amounts payable	1	25	(26)	—	20	(20)	—

*	Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at 31 December 2006 has been presented within other receivables.

No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements.

During 2007, Reuters paid £64 million to the Reuters Group’s retirement arrangements, including £4 million towards funding the deficit in the Reuters Supplementary Pension Scheme.

Factiva

On 15 December 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2007 was £nil (2006: £4 million, 2005: £4 million).

Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark licence permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2007 was £nil (2006: £30 million, 2005: £39 million).

Following the disposal of the majority of the investment in Factiva, Reuters will continue to supply content to Factiva under an agreement as a paid supplier and has entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.

In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters investment in Factiva. There were no loans outstanding at 31 December 2007.

FXMarketSpace

On 4 May 2006, Reuters and the Chicago Mercantile Exchange (CME) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on 20 July 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace in 2007 was £10 million (2006: £6 million).

3 Times Square Associates LLC (‘3XSQ Associates’)

Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of £16 million during 2007 (2006: £19 million, 2005: £18 million) in respect of rent, operating expenses, taxes, insurance and other obligations.

8.	Credit rating

Reuters long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, BBB+ (watch positive) by Standard & Poor’s (“S&P”) and BBB+ (positive) by Fitch.

In September 2007, Moody’s downgraded its rating assigned to Reuters long-term debt to Baa1 from A3 with a stable outlook. In September 2007, S&P affirmed its BBB+ rating to Reuters long-term debt and moved its outlook from “watch developing” to “watch positive”. In May 2007, Fitch affirmed its BBB+ rating to Reuters long-term debt and moved its outlook from “stable” to “positive”.

PART XIV

FINANCIAL INFORMATION AND OPERATING AND
FINANCIAL REVIEW ON THOMSON

The financial information in this Part XIV is set out as follows.

Page

Section 1: Selected historical financial information: Selected audited financial information as at and for the financial years ended 31 December 2006, 2005 and 2004 and as at and for the nine months ended 30 September 2007, and selected unaudited financial information as at and for the nine months ended 30 September 2006, prepared under Thomson Canadian GAAP accounting policies	146

Section 2: Operating and financial review for Thomson for the three year period ended 31 December 2006 and for the nine months ended 30 September 2007	147

Section 3: Thomson audited interim results for the nine months ended 30 September 2007 prepared under Thomson Canadian GAAP accounting policies	180

Section 4: Independent auditors’ report on Thomson interim results for the nine months ended 30 September 2007	218

Section 5: Audited Thomson consolidated financial statements for the three years ended 31 December 2006	220

Section 6: Unaudited reconciliation of the consolidated net earnings of Thomson for each of the three financial years ended 31 December 2006 and for the nine months ended 30 September 2007 and of Thomson’s consolidated shareholders’ equity at the ends of each of those periods prepared under Canadian GAAP accounting policies applied by Thomson to that prepared under the IFRS accounting policies applied by Reuters	274

Section 7: Report from PwC Canada on the unaudited reconciliation of Thomson financial information to IFRS as applied by Reuters	280

Section 8: Capitalisation and indebtedness disclosures for Thomson	282

Section 9: Thomson fourth quarter and full year 2007 results	284

1.	Selected historical financial information
PR Annex I, 20.1 and 20.3

The following selected historical financial and operating data should be read in conjunction with Section 2 (Operating and financial review) below, and with the audited consolidated financial statements and unaudited financial information of Thomson from which they were derived and which are included in this document.
LR 6.1.4(1)

The statement of earnings data for each of the fiscal years ended 31 December 2006, 2005 and 2004 and the consolidated balance sheet data at 31 December 2006, 2005 and 2004 are derived from Thomson’s audited consolidated financial statements as at and for the years ended 31 December 2006, 2005 and 2004. The statement of earnings data for the nine months ended 30 September 2007 and 30 September 2006 and the consolidated balance sheet data at 30 September 2007 are derived from Thomson’s audited consolidated financial statements as at and for the nine months ended 30 September 2007 and Thomson’s unaudited interim statement of earnings for the nine months ended 30 September 2006. Historical results are not necessarily indicative of future results. Interim results are not necessarily indicative of results that may be achieved for the entire fiscal year.
PR Annex I, 20.4.1
PR Annex I, 20.4.3

Thomson’s audited consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain significant respects from US GAAP and IFRS. See the reconciliations to US GAAP in the footnotes of Thomson’s audited consolidated financial statement for information on the material differences between Canadian and US GAAP as they relate to Thomson’s financial statements for the periods presented. See the reconciliations to IFRS as applied by Reuters in Section 6 of this Part XIV for information on material differences between Canadian GAAP and IFRS as applied by Reuters as they relate to Thomson’s financial statements for the periods presented.

Consolidated Statement of Earnings and Other Data
PR Annex I, 20.4.3

	Nine Months Ended
	30 September		Year Ended 31 December
	2007	2006	2006	2005	2004
	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
(In millions of US dollars, except per common share amounts)

Consolidated statement of earnings data:
Revenues	5,278	4,756	6,612	6,145	5,658
Operating profit	893	831	1,254	1,166	1,056
Net other income (expense)	6	36	1	(28)	2
Net interest expense and other financing costs	(64)	(168)	(221)	(221)	(235)
Income taxes	(46)	(89)	(118)	(260)	(177)

Earnings from continuing operations	789	610	916	657	646
Earnings (loss) from discontinued operations, net of tax	2,781	119	204	277	365

Net earnings	3,570	729	1,120	934	1,011
Dividends declared on preference shares	(4)	(4)	(5)	(4)	(3)

Earnings attributable to common shares	3,566	725	1,115	930	1,008

Basic earnings per common share	$5.56	$1.12	$1.73	$1.42	$1.54
Diluted earnings per common share	$5.53	$1.12	$1.73	$1.42	$1.54
Other data (unaudited)*:
Adjusted earnings from continuing operations	709	540	861	682	585
Adjusted basic and diluted earnings per common share from continuing operations	$1.10	$0.84	$1.34	$1.04	$0.89

*	Other data reflect non-GAAP measures. See Section 2.4 (Use of Non-GAAP Financial Measures) below for a description of definitions and reconciliations to GAAP financial measures.

Results under IFRS and US GAAP

	Nine Months Ended	Year Ended 31 December
	30 September 2007	2006	2005	2004
(In millions of US dollars, except per common share amounts)

Results under IFRS (unaudited):
Net income	3,561	1,156	997	990
Basic earnings per common share	$5.55	$1.79	$1.52	$1.51
Diluted earnings per common share	$5.52	$1.78	$1.52	$1.50
Results under US GAAP (audited):
Net income	3,579	1,143	947	1,016
Basic earnings per common share	$5.58	$1.77	$1.44	$1.55
Diluted earnings per common share	$5.55	$1.76	$1.44	$1.54

Consolidated Balance Sheet Data

	As at 30 September	As at 31 December
	2007	2006	2005	2004
	(Audited)	(Audited)	(Audited)	(Audited)
(In millions of US dollars)

Cash and cash equivalents	7,455	334	407	405
Current assets	9,563	3,265	3,009	2,892
Intangible assets, net	10,288	9,999	9,452	9,665
Total assets	22,918	20,132	19,434	19,643
Current liabilities	3,996	3,739	3,107	3,083
Long-term debt (less current portion)	3,418	3,681	3,957	3,987
Total shareholders’ equity	13,584	10,481	9,963	9,962

2.	Operating and financial review
PR Annex I, 3.1 and 3.2

2.1	Introduction
PR Annex I, 9.1, 9.2.1 and 9.2.3

PR Annex I,
10.1 — 10.5

The following operating and financial review for the three year period ended 31 December 2006 and for the nine months ended 30 September 2007 should be read with Thomson’s financial information included in Sections 1, 3, 5 and 9 of this Part XIV. In addition to historical information, this operating and financial review contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These factors include those identified in Part II of this document. This operating and financial review is based on financial statements prepared in accordance with Canadian GAAP, which differs in certain significant respects from US GAAP and IFRS. See the reconciliations to US GAAP and IFRS accompanying the financial information included or incorporated by reference in this document.
CESR 32

2.2	Overview

Business and Strategy

What Thomson does — Thomson is one of the world’s leading information services providers to business and professional customers. Its target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, Thomson believes that the needs of knowledge workers will continue to grow.

How Thomson makes money — Thomson generates revenues by supplying knowledge workers with business-critical information solutions and services. Thomson makes its information more valuable by adding expert analysis, insight and commentary, and couples it with software tools and applications that its customers can use to search, compare, synthesise and communicate the information. To further enhance its customers’ workflows, Thomson delivers information and services electronically, integrates its solutions with its customers’ own data and tailors the delivery of information to meet specific customer needs. As Thomson integrates critical information with analysis, tools and applications, it places greater focus on the way its customers use its content, rather than simply on selling the content itself, and is moving from just informing its customers to enabling their decisions. Thomson believes its ability to embed its solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention. Over time, Thomson believes that these attributes will translate into higher margins and better cash flow. Thus, its shift to workflow solutions is important to its growth and profitability.
PR Annex I, 9.2.1

Thomson’s business environment — As a global company, Thomson is affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which it operates. Thomson has traditionally encountered competition in each of its markets from both large information providers and smaller niche market businesses. However, Thomson now faces an evolving competitive landscape. Certain of its traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside its traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of its businesses by providing more in-depth offerings than are currently available from such services. In response to this, Thomson is continuing to move forward aggressively in segmenting its markets and developing solutions that will allow it to remain embedded in customers’ workflows.

Thomson strives for leadership positions in each market it serves in order to secure broad and deep market expertise. To maintain its leadership positions, Thomson plans to continue to invest in its existing businesses and also to acquire new businesses. During the past few years, Thomson has achieved efficiencies by leveraging resources within its various businesses, which has increased its profitability. Thomson has had consistently strong cash flow generation, reflecting the strength of its businesses and the quality of its earnings, as well as contributions from operating efficiencies and improvements in its use of working capital.

Thomson’s operational structure — Throughout 2004, 2005 and 2006, Thomson’s operations were organised into four market groups that were structured on the basis of the customers they served:

•	Thomson Legal & Regulatory — a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies;

•	Thomson Learning — a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centres, government agencies, corporations and professionals;

•	Thomson Financial — a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community; and

•	Thomson Scientific & Healthcare — a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

In October 2006, Thomson announced plans to sell Thomson Learning, including those businesses serving the higher education, careers, library reference, corporate e-learning and e-testing markets. Therefore, Thomson has restated its results and metrics for all years discussed throughout this operating and financial review to remove Thomson Learning. See “Dispositions” below for further discussion.

In January 2007, Thomson realigned its remaining operations. While Thomson had previously announced that it would manage its business along six business segments, it subsequently decided that its North American Legal and International Legal and Regulatory businesses will be managed as one segment to better serve its customers in those markets. As such, Thomson has restated its results and metrics for all years discussed throughout this operating and financial review on the basis of the following five business segments:

•	Thomson Legal — a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell;

•	Thomson Financial — a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents, Thomson Transaction Services and TradeWeb;

•	Thomson Tax & Accounting — a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA;

•	Thomson Scientific — a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge; and

•	Thomson Healthcare — a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces. Major businesses and information solutions include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.

Thomson also reports financial results for a corporate and other reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with its stock-related compensation, and, beginning in 2006, costs associated with Thomson’s THOMSONplus business optimisation programme, which are discussed in the section entitled “THOMSONplus” below.
PR Annex I,
3.1 and 3.2

Selected financial information — The following table summarises selected financial information for the nine months ended 30 September 2007 and 2006 and the fiscal years ended 31 December 2006, 2005 and 2004, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Nine Months
	Ended 30
	September				Year Ended 31 December
	2007		2006		2006		2005		2004
(Millions of US dollars, except per share amounts)

Consolidated Statement of Earnings Data:
Revenues		5,278		4,756		6,612		6,145		5,658
Operating profit		893		831		1,254		1,166		1,056
Earnings from continuing operations(1)		789		610		916		657		646
Earnings from discontinued operations, net of tax(1)		2,781		119		204		277		365
Net earnings(1)		3,570		729		1,120		934		1,011
Diluted earnings per common share from continuing operations(1)		$1.22		$0.94		$1.41		$1.00		$0.98
Diluted earnings per common share(1)		$5.53		$1.12		$1.73		$1.42		$1.54
Consolidated Balance Sheet Data:
Cash and cash equivalents		7,455		491		334		407		405
Total assets		22,918		19,776		20,132		19,434		19,643
Total long-term liabilities		5,338		6,159		5,912		6,364		6,598
Total shareholders’ equity		13,584		10,193		10,481		9,963		9,962
Dividend Data:
Dividends per common share (US$)		$0.735		$0.660		$0.880		$0.790		$0.755
Dividends per Series II Preference Share (C$)	C$	0.80	C$	0.74	C$	1.00	C$	0.77	C$	0.70
Other Data(2):
Adjusted earnings from continuing operations		709		540		861		682		585
Adjusted earnings per common share from continuing operations		$1.10		$0.84		$1.34		$1.04		$0.89
Net debt		(3,996)		3,817		3,741		3,646		3,690
Free cash flow		638		886		1,440		1,194		1,118

(1)	Results are not directly comparable due to certain one-time items. For more information, please see the “Results of Operations” section of this operating and financial review.

(2)	These are non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures” section of this operating and financial review for definitions and reconciliation to GAAP financial measures.

Proposed Acquisition of Reuters

For information on the proposed acquisition of Reuters, please see Part VII of this document.

Revenues
PR Annex I, 9.1

Thomson’s revenues are derived from a diverse customer base. In the nine months ended 30 September 2007 and the years ended 31 December 2006, 2005 and 2004, no single customer accounted for more than 2 per cent. of Thomson’s total revenues. Following is an analysis of Thomson’s revenues by media, type and geography.
PR Annex I, 6.2

By media — Thomson uses a variety of media to deliver its products and services to its customers. Increasingly, Thomson’s customers are seeking products and services delivered electronically and are migrating away from print-based products. Thomson delivers information electronically over the Internet, through dedicated transmission lines, compact disks and handheld wireless devices. The following table shows electronic, software and services revenues as a percentage of Thomson’s total revenues for the periods presented.

Electronic, software and services revenues

Percent. of
Period	Total Revenues

2007 — First Nine Months	83
2006 — First Nine Months	82
2006 — Full Year	80
2005 — Full Year	79
2004 — Full Year	78
PR Annex I, 9.1

The increase in the nine month period in 2007 compared to the full year period in 2006 was due the timing of certain print shipments which traditionally occur in the fourth quarter. In the long-term, Thomson expects that electronic, software and services as a percentage of its total revenues will gradually increase as it continues to emphasise electronic delivery, add more solution-based and software-based acquisitions to its portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of Thomson’s products and services improves its ability to more rapidly and profitably provide additional products and services to its existing customers and to access new customers around the world.

By type  — Thomson derives a significant percentage of its revenues from subscription or similar contractual arrangements, which Thomson refers to as recurring revenues. The following table shows subscription/recurring revenues as a percentage of Thomson’s total revenues for the periods presented.

Subscription/recurring revenues

Percent. of
Period	Total Revenues

2007 — First Nine Months	82
2006 — First Nine Months	83
2006 — Full Year	83
2005 — Full Year	83
2004 — Full Year	83

Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Thomson’s subscription arrangements are most often for a term of one year, though increasingly they are for three year terms, after which they automatically renew or are renewable at the customer’s option. The renewal dates are spread over the course of the year. Because a high proportion of Thomson’s revenues comes from subscription and similar arrangements where its customers contract with it for a period of time, Thomson’s revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of its subscription arrangements, Thomson realises additional fees based upon usage.

By geography — Thomson segments its revenues geographically by origin of sale in its financial statements. The following table shows Thomson’s North American revenues as a percentage of Thomson’s total revenues for the periods presented.

North American revenues

Percent. of
Period	Total Revenues

2007 — First Nine Months	83
2006 — First Nine Months	83
2006 — Full Year	83
2005 — Full Year	84
2004 — Full Year	83

In the long-term, Thomson is striving to increase its revenues from outside North America as a percentage of its overall revenues. Thomson can modify and offer internationally many of the products and services it has developed originally for customers in North America without excessive customisation or translation. This represents an opportunity for Thomson to earn incremental revenues. For some of the products and services it sells internationally, Thomson incurs additional costs to customise its products and services for the local market and this can result in lower margins if it cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of its growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of its products may be lacking, Thomson believes that the quality and brand recognition of its products and services help to mitigate that risk.

Thomson routinely updates a number of its key products and services by adding functionality or providing additional services to its existing offerings to make them more valuable and attractive to its customers and, thereby, increase its revenues from existing customers. Because of the dynamic nature of its products and services, management does not find it useful to analyse large portions of its revenue base using traditional price versus volume measurements. As it is difficult to assess its revenue changes from a pure price versus volume standpoint when products are continually evolving, Thomson limits these measurements to its analysis of more static products and service offerings.

Expenses

As an information provider, Thomson’s most significant expense is labour. Thomson’s labour costs include all costs related to its employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. The following table shows Thomson’s labour costs as a percentage of its cost of sales, selling, marketing, general and administrative expenses (operating costs) for the periods presented.

Labour costs

Percent. of
Period	Operating Costs

2007 — First Nine Months	68
2006 — First Nine Months	67
2006 — Full Year	66
2005 — Full Year	65
2004 — Full Year	63

In the periods above, no other category of expenses accounted for more than 15 per cent. of Thomson’s operating costs.

Acquisitions
PR Annex I, 5.2.1

Acquisitions play a key role in fulfilling Thomson’s strategy. Thomson’s acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that Thomson integrates into its operations to broaden the range of its product and service offerings to better serve its customers. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into Thomson’s product and service offerings and cost efficiencies. When integrating acquired businesses, Thomson focuses on eliminating cost redundancies and combining the acquired products and services with its existing offerings. Thomson may incur costs, such as severance payments to terminate employees and contract cancellation fees, when Thomson integrates businesses. In the nine months ended 30 September 2007, acquired businesses generated approximately one-third of Thomson’s total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that Thomson has acquired have initially had lower margins than Thomson’s existing businesses. The following table shows information about closed acquisitions in the periods presented.

Closed Acquisitions

Period	Number	Aggregate Cost
		(In millions of US$)

2007 — First Nine Months	26	315
2006 — Full Year	25	744
2005 — Full Year	28	246
2004 — Full Year	30	1,123

Thomson’s largest acquisitions during the nine months ended 30 September 2007 and the years ended 31 December 2006, 2005 and 2004 were:

•	2007 (first nine months) — CrossBorder Solutions, a provider of tax software;

•	2006 — Solucient LLC, a provider of data and advanced analytics to hospitals and health systems, Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, and LiveNote Technologies, a provider of transcript and evidence management software to litigators and court reporters;

•	2005 — Global Securities Information (GSI), a provider of online securities and securities-related information and research services; and

•	2004 — Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, acquired for US$445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, acquired for US$361 million, net of cash received, plus contingent payments of up to US$150 million over a three-year period ending in 2007 based upon the achievement of certain growth targets. In each of 2007, 2006 and 2005, Thomson paid US$50 million in contingent consideration associated with the TradeWeb acquisition.

Dispositions

As part of Thomson’s continuing strategy to optimise its portfolio of businesses to ensure that it is investing in parts of its business that offer the greatest opportunities to achieve growth and returns, Thomson has sold a number of businesses during the last few years. These businesses were classified as discontinued operations within the consolidated financial statements for all periods presented.

The following table shows information about proceeds received by Thomson in the periods presented from sales of discontinued operations and certain minority equity investment/businesses that did not qualify as discontinued operations.

Sale Proceeds — Discontinued Operations/Minority Equity Investments and Businesses

Minority Equity
	Discontinued Operations		Investments/Businesses
Period	Proceeds		Proceeds

2007 — First Nine Months	US$	8 billion	US$	11 million
2006 — Full Year	US$	81 million	US$	88 million
2005 — Full Year		—	US$	4 million
2004 — Full Year	US$	474 million	US$	87 million

In 2005, Thomson paid US$105 million in taxes associated with discontinued operations sold in a prior year.

In 2007, Thomson completed the sale of Thomson Learning through three independent processes:

•	In July 2007, Thomson sold Thomson Learning’s higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners for approximately

US$7.75 billion in cash subject to customary adjustments. As a result of the sale, Thomson received net proceeds of approximately US$7.6 billion.

•	In May 2007, Thomson sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately US$270 million.

•	On 12 October 2007, Thomson sold Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6% promissory note of $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. For financial statement purposes, the promissory note was recorded at its estimated fair value of approximately $60 million to account for the difference between the market and stated rates of interest. Thomson recognized a post-tax gain of $18 million related to this transaction.

In future periods, Thomson’s net proceeds from dispositions will be adjusted for the payment of taxes and post-closing adjustments.

The following table describes certain dispositions that were pending as of 30 September 2007.

Pending Dispositions

Business	Thomson Segment	Approved for Sale

Fakta — Swedish regulatory information business	Legal	April 2007
PLM — a provider of drug and therapeutic information in Latin America	Healthcare	March 2007
New England Institutional Review Board — an ethical review board that monitors clinical research involving human subjects	Healthcare	March 2007
CenterWatch — provider of clinical research information	Healthcare	March 2007

The following table describes certain other dispositions that Thomson closed in the first nine months of 2007 and during 2006 and 2004. Other than certain minor investments, there were no other dispositions in 2005.

Selected Closed Dispositions

Thomson
Business	Segment	Closed

NewsEdge — provider of business information and news	Legal	July 2007
Market Research — provider of business information and news	Legal	May 2007
IOB — Brazilian regulatory business	Legal	June 2007
Thomson Medical Education — provider of medical education	Healthcare	April 2007
North American operations of Thomson Education Direct, a consumer-based distance learning career school	Learning	March 2007
American Health Consultants — medical newsletter publisher and medical education provider	Healthcare	August 2006
K.G. Saur — German publisher of biographical and bibliographical reference titles serving the library and academic communities	Learning	August 2006
Peterson’s — college preparatory guide	Learning	July 2006
Lawpoint — Australian provider of print/online regulatory information services	Legal	June 2006
Law Manager — software and services provider	Legal	April 2006
Thomson Media — provider of largely print-based information products	Media	November 2004
Sheshunoff Information Services — provider of critical data, compliance and management tools to financial institutions	Media	May 2004

2.3	THOMSONplus
PR Annex I, 9.2.1

In 2006, Thomson formally announced the THOMSONplus programme. THOMSONplus is a series of initiatives which will allow Thomson to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The programme is expected to produce cost savings for its businesses by:

•	realigning Thomson’s business units into five segments;

•	streamlining and consolidating certain functions such as finance, accounting and business systems;

•	leveraging infrastructure and technology for customer contact centres;

•	establishing low-cost shared service centres;

•	consolidating certain technology infrastructure operations such as voice and data networks, data centres, storage and desktop support; and

•	re-engineering certain product development and production functions and realigning particular sales forces within its business segments.

The following summarises expected costs and savings associated with THOMSONplus.

THOMSONplus

Year	Expenses	Savings
(Millions of US dollars)

2006	70	12
2007	130	65
2008	50	130
2009	—	150

Total	250

Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. Thomson currently expects to complete the programme and reach its savings targets earlier than originally estimated. As a result, Thomson accelerated spending that was planned for future years into 2007. Currently, it expects to incur expenses of approximately US$130 million in 2007 and US$50 million in 2008. Thomson does not expect to incur expenses in 2009 as was originally reported.

At the completion of the programme, Thomson anticipates these initiatives will produce annual savings of about US$150 million. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common enterprise resource planning (ERP) system, and platform integration across all of its businesses.

Thomson incurred US$85 million of expenses associated with THOMSONplus in the nine-month period ended 30 September 2007. These expenses primarily related to consulting services as well as severance. The consulting costs primarily related to its efforts to deploy SAP as a company-wide ERP system, which will continue throughout 2007 and 2008, as well as efforts to improve its customer service infrastructure. Severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralised service centres and efforts to streamline the operations of Thomson Financial. Because THOMSONplus is a corporate programme, expenses associated with it are reported within the Corporate and Other segment.

In 2006, Thomson incurred US$60 million of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to its efforts to deploy SAP. Additionally, Thomson incurred US$9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.

As a return on this investment, Thomson has generated annualised run-rate savings of approximately US$85 million from the elimination of certain positions and the relocation of others to lower cost locations resulting from its establishment of a facility in Hyderabad, India to perform certain finance functions, as well as from other initiatives that have improved the efficiency of operations. Thomson expects to reach its targeted savings rate of about US$150 million per year by the middle of 2008. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common ERP system, and platform integration across all of its segments. Thomson’s anticipated savings from THOMSONplus are in addition to the previously-discussed synergies expected to be generated from the Transaction.

Seasonality
PR Annex I, 9.2.1

Historically, Thomson’s revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of its businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Market Risks
PR Annex I, 9.2.3

Thomson’s consolidated financial statements are expressed in US dollars but a portion of its business is conducted in currencies other than US dollars. Changes in the exchange rates for such currencies into US dollars can increase or decrease its revenues, earnings and the carrying values of its assets and liabilities in its consolidated balance sheet. Changes in exchange rates between 2006 and 2007 increased its revenues for the comparable nine-month periods by 1 per cent. Changes in exchange rates between 2005 and 2006 as well as 2004 and 2005 increased its revenues by less than 1 per cent. each year. The translation effects of changes in exchange rates in Thomson’s consolidated balance sheet are recorded within the translation adjustment component of accumulated other comprehensive income in its shareholders’ equity. Through 30 September 2007, Thomson recorded net translation gains of US$39 million, reflecting cumulative changes in exchange rates of various currencies compared to the US dollar less translation gains realised with dispositions of certain businesses. In 2006, Thomson recorded net translation gains of US$209 million, reflecting cumulative changes in exchange rates of various currencies compared to the US dollar less translation gains realised with dispositions of certain businesses. In 2005, Thomson recorded cumulative translation losses of US$213 million, reflecting changes in exchange rates of various currencies compared to the US dollar.
CESR35

Thomson faces financial risks arising from adverse movements in currency exchange rates and interest rates. Thomson’s treasury department is responsible for managing these risks and uses derivative instruments only to reduce its foreign currency and interest rate exposures. In particular, when it borrows money in currencies other than the US dollar, Thomson generally enters into currency swap arrangements to effectively convert its obligations into US dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At 30 September 2007, almost 100 per cent. of its indebtedness was denominated in US dollars or had been swapped into US dollar obligations.

At 30 September 2007, after taking into account swap agreements, 91 per cent. of Thomson’s total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease its full-year interest expense by approximately US$3 million.

Set out below are the US dollar equivalents of Thomson’s local currency revenues and operating profit for the year ended 31 December 2006. Based on its 2006 results of operations, a 10 per cent. change in the average exchange rate for each of these currencies into US dollars would increase or decrease its full-year revenues and operating profit by the following amounts:

(Millions of US dollars)		Impact on	Operating	Impact on
Currency	Revenue[1]	Revenues	Profit[1]	Operating Profit

US dollar	5,361	—	1,152	—
British pound sterling	624	62	50	5
Euro	197	20	38	4
Canadian dollar	155	16	(7)	(1)
Australian dollar	86	9	4	—
Other	218	22	21	2

Total	6,641	129	1,258	10

1	Amounts include discontinued operations.

In addition to exposing Thomson to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects it to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

2.4	Use of Non-GAAP Financial Measures

In addition to its results reported in accordance with Canadian GAAP, Thomson uses non-GAAP financial measures as supplemental indicators of its operating performance and financial position. Thomson uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Thomson has historically reported non-GAAP financial results, as it believes its use provides more insight into performance. The following discussion defines the measures that Thomson currently uses and explains why it believes they are useful measures of its performance, including its ability to generate cash flow:

•	Adjusted earnings and adjusted earnings per Thomson Share from continuing operations. Thomson measures its earnings attributable to Thomson Shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which it refers to as adjusted earnings from continuing operations and adjusted earnings per Thomson Share from continuing operations. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per Thomson Share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, Thomson adjusts its reported earnings and earnings per common share to reflect a normalised effective tax rate. Specifically, the normalised effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of its businesses impacts its geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, Thomson believes that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalise the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.
PR Annex I, 9.1

See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in Section 2.5, “Results of Operations”, of this operating and financial review.
(CESR33)
PR Annex I, 10(1)

•	Net debt. Thomson measures its net debt, which it defines as its total indebtedness, including associated fair value hedging instruments (swaps) on its debt, less cash and cash equivalents . Given that Thomson hedges some of its debt to reduce risk, it includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. However, because Thomson intends to hold its debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in its measurements. Thomson reduces gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in Section 2.6, “Liquidity and Capital Resources”, of this operating and financial review.
(CESR33)
PR Annex I, 10(1)

•	Free cash flow. Thomson evaluates its operating performance based on free cash flow, which it defines as net cash provided by operating activities less capital expenditure, other investing activities and dividends paid on its preference shares. It uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in Section 2.6, “Liquidity and Capital Resources”, of this operating and financial review.

These and related measures do not have any standardised meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. Thomson encourages you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this operating and financial review.

While in accordance with Canadian GAAP, Thomson’s definition of segment operating profit may not be comparable to that of other companies. Thomson defines segment operating profit as operating profit before the amortisation of identifiable intangible assets. It uses this measure for its segments because it does not consider amortisation to be a controllable operating cost for purposes of assessing the current performance of its segments. Thomson also uses segment operating profit margin, which it defines as segment operating profit as a percentage of revenues.

Thomson reports depreciation for each of its segments within the section below entitled “Additional Information”.
PR Annex I, 9.1

2.5	Results of Operations

The following discussion compares Thomson’s results for nine months ended 30 September 2007 and 2006 and the years ended 31 December 2006, 2005 and 2004 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Thomson’s results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. See “Dispositions” below for a discussion of these operations. In analysing the results of its operating segments, Thomson measures the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarises its consolidated results for the years indicated.

	Nine Months Ended 30 September		Year Ended 31 December
	2007	2006	2006	2005	2004
(Millions of US dollars, except per share amounts)

Revenues	5,278	4,756	6,612	6,145	5,658
Operating profit	893	831	1,254	1,166	1,056
Operating profit margin	16.9 per cent	17.5 per cent	19.0 per cent	19.0 per cent	18.7 per cent
Net earnings(1)	3,570	729	1,120	934	1,011
Diluted earnings per common shares(1)	$5.53	$1.12	$1.73	$1.42	$1.54

(1)	Results are not directly comparable due to certain one-time items.
PR Annex I, 9.2.2

Revenues

Revenues for the nine months ended 30 September 2007 increased 11 per cent. over the comparable prior year period comprised of the following:

•	6 per cent. from higher revenues of existing businesses;

•	4 per cent. from contributions of newly acquired businesses; and

•	1 per cent. from the impact of foreign currency translation.

For Thomson’s existing businesses, revenue growth was exhibited in all of its segments, reflecting customer demand for its integrated solutions, particularly in the Legal and Tax & Accounting markets, and overall growth in the markets that Thomson serves. Contributions from acquired businesses were primarily related to Solucient and MercuryMD in the Thomson Healthcare segment, as well as CrossBorder Solutions in the Thomson Tax & Accounting segment.

In 2006, revenues increased 8 per cent., comprised of the following:

•	6 per cent. from higher revenues of existing businesses;

•	2 per cent. from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.

For Thomson’s existing businesses, revenue growth was exhibited in all its segments. Contributions from acquired businesses were primarily related to Quantitative Analytics and AFX News in Thomson Financial and Solucient and MercuryMD in Thomson Healthcare.

Revenues in 2005 grew 9 per cent., comprised of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in Thomson Scientific and TradeWeb in Thomson Financial. See the analysis of Thomson’s segment results for further discussions of its revenue growth.

Operating profit
PR Annex I, 9.2.2

In the nine months ended 30 September 2007, operating profit increased 7 per cent. over the comparable prior year period primarily due to the increase in revenues. Thomson’s operating profit margin decreased compared to the prior year as higher expenses resulting from costs associated with the Transaction, the timing of spending related to its THOMSONplus programme and an accrual for an anticipated legal settlement more than offset the effects of scale and efficiency initiatives. See the section entitled “THOMSONplus” above for a discussion of the programme’s initiatives and the section entitled “Corporate and Other” below for discussion of its associated costs.

In 2006, operating profit rose 8 per cent. primarily due to the increase in revenues. The operating profit margin remained constant as compared to the prior year as the effects of scale were offset by higher corporate costs resulting from its THOMSONplus programme, increased pension and other defined benefit plans expenses and higher stock-related compensation expenses. See the section entitled “THOMSONplus” below for a discussion of the programme’s initiatives and the section entitled “Corporate and Other” below for discussion of its associated costs.

The increase in operating profit in 2005 reflected higher revenues due to contributions from existing and acquired businesses. The operating profit margin increased slightly as the impact of increased revenues more than offset higher pension and other defined benefit plans expenses, and severance and other charges associated with the outsourcing and reorganisation of certain functions within its human resources department. Improvement in Thomson’s operating margin was tempered by the inclusion in 2004 results of US$19 million of insurance recoveries related to 11 September 2001.

Depreciation and amortisation

Depreciation expenses increased 8 per cent. in the nine months ended 30 September 2007 compared to the prior year period. This increase reflected recent acquisitions and capital expenditures. Amortisation expenses increased 6 per cent. in the nine months ended 30 September 2007 compared to the prior year period. This increase reflected the amortisation of newly acquired assets which more than offset the impact from the completion of amortisation for certain intangible assets acquired in previous years.

Depreciation in 2006 increased US$25 million, or 6 per cent., compared to 2005. This increase reflected recent acquisitions and capital expenditures. Amortisation increased US$6 million, or 3 per cent., compared to 2005, as increases due to the amortisation of newly acquired assets were partially offset by decreases arising from the completion of amortisation for certain intangible assets acquired in previous years.

Depreciation in 2005 approximated that of 2004 primarily due to the timing and limited growth of capital expenditures. Amortisation increased US$29 million, or 14 per cent., due to the amortisation of newly acquired assets in 2005 and the full-year effect of those acquired in 2004.
CESR35

Net other income/expense

Net other income in the nine-month period ended 30 September 2007 of US$6 million included earnings from, and gains on the sales of, equity investments partially offset by the change in fair value of sterling call options, which were acquired in the third quarter as part of a hedging programme to mitigate exposure to changes in the US$/£ exchange rate resulting from the Transaction. See the section entitled “Hedging Programme for Reuters Consideration” below for further discussion. For the nine-month period ended 30 September 2006, net other income of US$36 million primarily related to a gain from the sale of an equity investment.

Net other income in 2006 of US$1 million primarily consisted of gains on the sales of certain equity investments offset by charges associated with a legal reserve. In the fourth quarter of 2006, Thomson established a legal reserve of US$36 million representing its portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. Payment of the settlement was made in 2007.

Net other expense in 2005 was US$28 million, which primarily represented a loss associated with the early redemption of certain debt securities of US$23 million (discussed in the section below entitled “Financial Position”) and a charge of US$15 million to reduce the carrying value of one of its equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.

In 2004, net other income of US$2 million primarily consisted of a US$35 million gain on the sale of an investment and a US$14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Thomson’s controlling shareholder. These gains were partially offset by a US$53 million loss associated with its early redemption of certain debt securities (discussed in the section below entitled “Financial Position”).

Net interest expense and other financing costs
PR Annex I, 9.2.1

Results for the nine-month period ended 30 September 2007 reflected US$92 million of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses in money market funds. Excluding this interest income, net interest expense approximated that of the comparable prior year period.

In 2006, Thomson’s net interest expense and other financing costs approximated that of the prior year. In 2005, these costs declined 6 per cent. primarily due to the refinancing of certain debt securities in 2005 and the full-year effect of an earlier refinancing of debt in 2004 (discussed in the section below entitled “Financial Position”).

Income taxes

Income taxes for the nine months ended 30 September 2007 and 2006 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognised. Because the seasonality in businesses impacts its geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts its reported tax rate, Thomson’s effective tax rate in interim periods is not indicative of its estimated effective tax rate for the full year. During the first half of 2007, Thomson’s provision reflected benefits of US$49 million resulting from a change in Australian tax law and the recognition of Canadian tax losses. In the third quarter of 2007, the tax provision reflected US$12 million of additional benefits related to the recognition of Canadian tax losses. The Canadian tax losses were recognised in anticipation of using them against taxable income from the sale of Thomson Learning’s Canadian education business (Nelson), which was completed in early July. Income taxes for the nine months ended 30 September 2006 reflected approximately US$21 million of one-time tax benefits which were primarily associated with the recognition of Canadian tax losses, as well as the effect of a change in a US state tax law and the release of a valuation allowance against a state tax loss carryforward which had previously not been considered realisable.

Thomson’s income tax expense in 2006 represented 11.4 per cent. of its earnings from continuing operations before income taxes. This compares with effective rates of 28.4 per cent. in 2005 and 21.5 per cent. in 2004. Its effective income tax rate is lower than the Canadian corporate income tax rate of 35.4 per cent. (2005 and 2004, 36.0 per cent.), due principally to the lower tax rates and differing tax rules applicable to certain of its operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, its tax provision on earnings is computed after taking account of intercompany interest and other charges among its subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, Thomson’s effective tax rate differs substantially from the Canadian corporate income tax rate. Its income tax expense was further impacted by certain one-time items and the accounting for discontinued operations in 2006, 2005 and 2004 as described below.

•	In 2006, Thomson increased valuation allowances against deferred tax assets by US$42 million which increased its tax rate by 4 per cent. The net change in the valuation allowance included benefits associated with Thomson Learning which, under the requirements of discontinued operations accounting, were not allowed to be reclassified to discontinued operations along with the other results for the business. The impact of including the benefits related to Thomson Learning in its continuing operations tax charge reduced its effective tax rate by 3 per cent. in 2006, and 2 per cent. in 2005 and 2004.

•	In 2005, Thomson released US$98 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, it repatriated a substantial portion of certain of its subsidiaries’ accumulated profits. The repatriation was related to the recapitalisation of these subsidiaries, which was effected through intercompany financing arrangements. Thomson incurred a one-time tax charge of US$125 million in connection with this repatriation, which reduced its cash flow from operations and its net earnings in the fourth quarter by the same amount. The net effect of both of these one-time tax items was a US$27 million increase in the tax provision for the full year of 2005.

•	The 2004 income tax provision included a benefit resulting from the release of a valuation allowance of US$41 million related to new legislation in the United Kingdom.

The balance of Thomson’s deferred tax assets at 31 December 2006 was US$1,346 million compared to US$1,197 million at 31 December 2005 and US$1,158 million at 31 December 2004. Its deferred tax assets consist primarily of tax losses and other credit carryforwards, the majority of which can only be utilised against taxable income in Canada. In assessing the likelihood of using its deferred tax assets, Thomson first offset them against deferred tax liabilities. Thomson establishes valuation losses for any remaining deferred tax assets that it does not expect to be able to use against deferred tax liabilities or future taxable income. Thomson’s valuation allowance against its deferred tax assets at 31 December 2006 was US$441 million compared to US$412 million at 31 December 2005 and US$369 million at 31 December 2004. The net movement in the valuation allowance from 2005 to 2006 and 2004 to 2005 primarily relates to additional Canadian losses sustained in 2005 and 2006 that Thomson does not anticipate using because it expects to continue to incur losses in Canada.

See the section entitled “Contingencies” below for further discussion of income tax liabilities.

Earnings attributable to Thomson Shares and earnings per common share
PR Annex I, 9.2.1

For the nine-month period ended 30 September 2007, earnings attributable to Thomson Shares increased significantly compared to the prior year period. Diluted earnings per Thomson Share were US$5.53 in the nine months ended 30 September 2007 compared to US$1.12 in the prior year period. These significant increases in reported earnings and earnings per Thomson Share were primarily the result of the gain on the sale of Thomson Learning’s higher education, careers and library reference businesses.

Earnings attributable to Thomson Shares were US$1,115 million in 2006 compared to US$930 million in 2005. Earnings per Thomson Share were US$1.73 in 2006 compared to US$1.42 in 2005. The increases in reported earnings and earnings per Thomson Share were the result of higher operating profit and lower tax expense due to the recapitalisation of certain subsidiaries in the fourth quarter of 2005 and certain one-time items in 2005.

Earnings attributable to Thomson Shares were US$930 million in 2005 compared to US$1,008 million in 2004. Earnings per Thomson Share were US$1.42 in 2005 compared to US$1.54 in 2004. The decreases in reported earnings and earnings per common share were the result of gains on the sales of discontinued operations in 2004 and certain one-time items in both years, which more than offset increases in operating profit in 2005.

The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of its earnings and its earnings per Thomson Share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

	Nine Months Ended
	30 September		Year Ended 31 December
	2007	2006	2006	2005	2004
(Millions of US dollars, except per common share amounts)

Earnings attributable to common shares	3,566	725	1,115	930	1,008
Adjustment for one-time items:
Net other (income) expense	(6)	(36)	(1)	28	(2)
Transaction costs	31	—	—	—	—
Tax on above items	(8)	(1)	(16)	(4)	1
Tax (benefits) charges	(61)	(21)	(33)	5	(57)
Interim period effective tax rate normalisation	(32)	(8)	—	—	—
Discontinued operations	(2,781)	(119)	(204)	(277)	(365)

Adjusted earnings from continuing operations	709	540	861	682	585

Adjusted earnings per common share from continuing operations	$1.10	$0.84	$1.34	$1.04	$0.89

Thomson’s adjusted earnings from continuing operations for the nine months ended 30 September 2007 increased 31 per cent. compared to the prior year period as a result of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses and higher operating profit stemming from higher revenues, which more than offset costs associated with THOMSONplus and the Transaction, as well as an accrual for an anticipated legal settlement.

Thomson’s adjusted earnings from continuing operations for 2006 increased 26 per cent. compared to 2005 largely as a result of higher operating profit stemming from higher revenues and a lower effective tax rate, which more than offset costs associated with THOMSONplus as well as higher pension and other benefit plans expense and higher stock-related compensation expenses. Its adjusted earnings in 2005 increased 17 per cent. compared to 2004 also as a result of higher operating profits offset by higher pension and other benefit plans expenses.
PR Annex I, 6.2

Operating Results by Business Segment

Thomson Legal

	Nine Months Ended 30 September		Year Ended 31 December
	2007	2006	2006	2005	2004
(Millions of US dollars)

Revenues	2,458	2,228	3,029	2,818	2,659
Segment operating profit	778	693	950	856	783
Segment operating profit margin	31.7 per cent	31.1 per cent	31.4 per cent	30.4 per cent	29.4 per cent
PR Annex I, 9.1

Nine Months Ended 30 September 2007 Compared to Nine Months Ended 30 September 2006

Results for Thomson Legal reflected continued demand for its online services in the United States, United Kingdom and other international markets. For the nine-month period ended 30 September 2007, revenues increased 10 per cent. compared to the prior year period comprised of the following:

•	7 per cent. from higher revenues of existing businesses;

•	1 per cent. from contributions of newly acquired businesses; and

•	2 per cent. from the impact of foreign currency translation.

For the nine-month period ended 30 September 2007, growth within Thomson Legal’s existing businesses reflected the strong performance of online services, consisting primarily of Westlaw and its international online services, which increased 10 per cent. over the comparable prior year period.

Revenue from sales of software and services increased 13 per cent. as a result of higher new sales of website design and hosting services. Additionally, revenues from print and CD products increased compared to the prior year periods as higher print revenues offset a decline in CD product revenues as customers continued to migrate to Thomson Legal’s online offerings. Additionally, print revenues increased due to a shift in the timing of US$5 million of shipments which occurred in the third quarter of 2007 compared to the fourth quarter of 2006. Contributions from acquired businesses reflected the results from Baker Robbins, a provider of technology and information management consulting to law firms and law departments, acquired in January 2007 and LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is the integrated litigation platform, acquired in September 2006.

Within Thomson’s North American legal businesses, revenues increased primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic as a result of greater new sales. Revenues from the Westlaw Litigator suite of online products increased in part due to the expansion of content and functionality of the offerings, such as the integration of legal briefs, trial documents and dockets and the introduction of Medical Litigator. Revenues from services increased primarily due to higher sales at FindLaw due to new sales, new product introduction and improved retention rates. Outside of North America, online revenues increased due to higher customer demand for its products and, to a lesser extent, the continued migration of international customers from CD to online products. International print revenues in both periods increased slightly compared to the prior year periods. Revenues from trademark services increased in both periods due to higher volume.

Results reflected continued investments in localised content and technology for Asian markets, particularly in Japan related to a joint venture with Shin Nippon Hoki, as well as in China. The growth in segment operating profit was primarily a result of the revenue growth described above. The increase in the segment operating profit margin for the nine-month period reflected the effects of scale in the existing businesses and the continued impact of efficiency initiatives.
PR Annex I, 9.1

Year Ended 31 December 2006 Compared to Year Ended 31 December 2005

Revenues in 2006 increased 7 per cent. comprised of the following:

•	6 per cent. from higher revenues of existing businesses;

•	1 per cent. from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.

Growth within Thomson’s existing businesses reflected the strong performance of online services, as well as higher revenue from sales of software and services. Contributions from acquired businesses reflected the results from LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is its integrated litigation platform, and several small acquisitions in 2006 that supplemented existing offerings.

Within Thomson’s North American legal businesses, revenues increased 7 per cent. primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic, as a result of greater new sales. Revenues from services increased primarily due to higher sales at FindLaw. Outside of North America, online revenues increased, particularly in Europe and Australia, due to higher customer demand for its products and the continued migration of its international customers from CD to online products.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in its existing businesses and a favourable product mix.

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004
PR Annex I, 9.1

In 2005, revenues increased 6 per cent. primarily due to higher revenues from existing businesses and, to a lesser extent, from contributions of newly acquired businesses. Within its existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw and its international online services. Revenue from sales of software and services increased, reflecting growth from FindLaw and acquired companies.

In 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. The revenue increases for North American Westlaw were driven by new sales and higher retention. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, online revenues increased, particularly in Europe, driven by higher customer demand for its solutions.

The growth in segment operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The segment operating margin increased as the effects of scale in its existing businesses more than offset the impact of lower initial margins for certain acquired businesses.

Thomson Financial

	Nine Months Ended September 30		Year Ended 31 December
	2007	2006	2006	2005	2004
(Millions of US dollars)

Revenues	1,611	1,497	2,025	1,908	1,750
Segment operating profit	319	269	380	334	295
Segment operating profit margin	19.8 per cent	18.0 per cent	18.8 per cent	17.5 per cent	16.9 per cent

PR Annex I, 9.1

Nine Months Ended 30 September 2007 Compared to Nine Months Ended 30 September 2006

Results for Thomson Financial reflected underlying market conditions and customer demand for offerings. For the nine months ended 30 September 2007, revenues increased 8 per cent. compared to the prior year period comprised of the following:

•	4 per cent. from higher revenues of existing businesses;

•	2 per cent. from contributions of newly acquired businesses; and

•	2 per cent. from the impact of foreign currency translation.

Revenues from existing businesses increased as a result of new sales as well as higher transaction revenues. Revenues increased primarily in the investment management, corporate services and investment banking markets due to new sales and migrations from legacy offerings, as well as higher revenues from Omgeo and enterprise solutions. In the investment management market, revenues increased from Thomson Quantitative Analytics, StreetEvents and Datafeeds, as well an increase in Thomson ONE desktop sales. Revenues from Omgeo’s straight-through-processing services increased due to continued customer demand. Enterprise solutions revenues increased as a result of higher sales from International Financing Review and real-time commentary. TradeWeb’s overall revenues increased slightly due to higher transaction fees from higher volume in the mortgage-backed securities marketplace. Revenue growth from existing businesses was slightly tempered by lower pricing on its indications of interest offering and, in the wealth management sector, the exiting of a low-margin contract and declines in low-margin legacy desktops.

Increases in revenues from existing businesses were experienced in Thomson Financial’s three primary geographic regions, the US, Europe and Asia. The increases in revenues in Europe and Asia were attributable to greater localised solutions, including Japanese language versions of Thomson ONE Investment Banking and Thomson ONE Investment Management, and higher sales of investor relations communication services.

Results also reflected contributions from eXimius, a workflow solution provider for the private client investment management community that was acquired in February 2007; AFX News, a real-time financial news agency that was acquired in July 2006; and Quantitative Analytics, a provider of financial database integration and analysis solutions that was acquired in March 2006.

Segment operating profit increased primarily due to higher revenues as expenses increased modestly compared to prior periods. The segment operating profit margin increased due to the effects of higher revenues, the impact of completed and ongoing efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a result of timing and more efficient capital spending.

PR Annex I,
9.1

Year Ended 31 December 2006 Compared to Year Ended 31 December 2005

Revenues in 2006 increased 6 per cent. comprised of the following:

•	4 per cent. from higher revenues of existing businesses;

•	2 per cent. from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.

Revenues from existing businesses increased as a result of new sales of Thomson ONE products, as well as higher usage and transaction revenues. Revenues from Thomson ONE products increased across the investment banking, corporate, investment management and institutional equities sectors. Notably, performance in the corporate sector reflected the adoption of Thomson ONE Investor Relations. Increases in revenues from existing businesses were experienced in its three primary geographic regions, the US, Europe and Asia. International growth benefited from demand for its webcasting solutions as European and Asian markets increasingly are adopting US-style investor relations practices. TradeWeb’s overall revenues increased due to higher subscription fees despite TradeWeb’s decline in transaction fees, which resulted from lower trading volumes in its US Treasuries marketplace. Revenue growth from existing businesses was also tempered by the discontinuation of a low margin service in the wealth management sector. Results also reflected contributions from Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006, and AFX News, a real-time financial news agency that was acquired in July 2006.

Segment operating profit increased due to the increase in revenues. The segment operating profit margin increased due to the effects of scale, efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a percentage of revenues as a result of more efficient capital spending.
PR Annex I,
9.1

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004

Revenues in 2005 increased 9 per cent. due equally to higher revenues from existing businesses and contributions from newly acquired businesses. Revenues from existing businesses increased as a result of higher usage and transaction revenues. In particular, TradeWeb revenues increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new online markets, including tri-party repurchase agreements, Euro- and US dollar-denominated interest rate swaps, and default swap index products. Thomson ONE workstations increased 45 per cent. in 2005 due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe, which was aided by improving market conditions. Contributions from acquired businesses primarily related to the full year effect of TradeWeb and CCBN, which were both acquired in the first half of 2004.

Segment operating profit increased in 2005 due to the increase in revenues and lower depreciation expense due to lower capital spending. Included in segment operating profit in 2004 were insurance recoveries of US$19 million related to 11 September 2001. Excluding these recoveries, the increase in 2005 of segment operating profit and improvement in its corresponding margin would have been more pronounced.

Thomson Tax & Accounting

	Nine Months Ended 30 September		Year Ended 31 December
(Millions of US dollars)	2007	2006	2006	2005	2004

Revenues	457	387	598	532	480
Segment operating profit	95	73	168	141	129
Segment operating profit margin	20.8 per cent	18.9 per cent	28.1 per cent	26.5 per cent	26.9 per cent

PR Annex I,
9.1

Nine Months Ended 30 September 2007 Compared to Nine Months Ended 30 September 2006

Results for Thomson Tax & Accounting reflected continuing customer demand for its online solutions and software products. For the nine months ended 30 September 2007, revenues increased 18 per cent. comprised of the following:

•	11 per cent. from higher revenues of existing businesses; and

•	7 per cent. from contributions of newly acquired businesses.

Revenues from Thomson Tax & Accounting’s existing businesses increased as a result of higher online, software and services sales as well as improved retention. In the research and guidance sector, Checkpoint online revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Revenues in the professional software and services sector increased due to higher tax transaction revenues and increased sales of product suites derived from additional offerings and increased customer retention. Within the corporate software and services sector, revenues increased primarily as a result of higher sales of income tax and transaction tax products and services. Income tax revenues benefited from sales of additional offerings, such as InSource FIN 48, and customer demand.

Results also reflected contributions from the Deloitte Tax LLP Sales & Use Outsourcing business, a provider of sales and use tax compliance services that was acquired in January 2007; CrossBorder Solutions, a tax software provider specialising in international tax compliance areas such as transfer pricing that was acquired in March 2007; and the Employee Benefits Institute of America, a provider of employee benefits research and guidance purchased in June 2007.

Growth in segment operating profit compared to the prior year reflected the increase in revenues. The segment operating profit margin increased due to the effects of scale and the impact of integration and efficiency initiatives.

Historically, the performance for Thomson Tax & Accounting has been seasonal with over 30 per cent. of its revenue and over 50 per cent. of its operating profit typically recognised in the fourth quarter of the year.
PR Annex I,
9.1

Year Ended 31 December 2006 Compared to Year Ended 31 December 2005

Revenues in 2006 increased 12 per cent. comprised of the following:

•	11 per cent. from higher revenues of existing businesses; and

•	1 per cent. from contributions of newly acquired businesses.

Revenues from existing businesses increased as a result of higher online and software and services sales. Thomson’s Checkpoint online service revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Software revenues increased due to higher sales of its UltraTax and InSource offerings. Service revenues increased primarily as a result of higher sales and use tax outsourcing services at Tax Partners.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in its existing businesses and a favourable product mix.
PR Annex I,
9.1

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004

In 2005, revenues increased 11 per cent. primarily due to higher revenues from existing businesses and, to a lesser extent, from contributions of newly acquired businesses. Within its existing businesses, growth reflected the strong performance of online services as its Checkpoint online service revenues increased driven by new sales and higher retention. Revenue from sales of software and services increased reflecting strong growth from tax and accounting software products and acquired companies. Contributions from acquired businesses reflected the results from acquisitions in 2005. Among its acquired businesses in 2005 were Tax Partners, a tax compliance service firm, which expanded its service offerings in the outsourcing solutions market.

The growth in segment operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The segment operating margin increased as the effects of scale in its existing businesses more than offset the impact of lower initial margins for certain acquired businesses.

Thomson Scientific

	Nine Months Ended 30 September		Year Ended 31 December
(Millions of US dollars)	2007	2006	2006	2005	2004

Revenues	471	440	602	569	476
Segment operating profit	120	105	151	129	104
Segment operating profit margin	25.5 per cent	23.9 per cent	25.1 per cent	22.7 per cent	21.8 per cent
PR Annex I, 9.1

Nine Months Ended 30 September 2007 Compared to Nine Months Ended 30 September 2006

Results for Thomson Scientific reflected continuing customer demand for its solutions. For the nine months ended 30 September 2007, revenues increased 7 per cent. compared to the prior year period comprised of the following:

•	3 per cent. from higher revenues of existing businesses;

•	2 per cent. from contributions of newly acquired businesses; and

•	2 per cent. from the impact of foreign currency translation.

Growth in revenues from existing businesses was primarily a result of higher revenues for the Web of Science and ISI Web of Knowledge, as well as increased revenues from corporate information solutions. The Web of Science/ISI Web of Knowledge benefited from an increase in new sales and higher renewal rates. Revenues from corporate information solutions increased due to higher demand for patent management services and data, as well as industry standards information. These increases were partially offset by lower revenues from online hosted content and legacy products. Revenues from pharma information solutions were also affected by the impact of unfavourable changes in foreign currency exchange rates on transactions involving US dollar revenues within its European businesses. Results also reflected contributions from ScholarOne, a provider of subscription-based software for authoring, evaluating and publishing research that was acquired in August 2006.

Growth in segment operating profit compared to the prior year reflected higher revenues and the impact of efficiency initiatives. These initiatives have enabled Thomson Scientific to control costs and improve its segment operating profit margin.
PR Annex I,
9.1

Year Ended 31 December 2006 Compared to Year Ended 31 December 2005

Revenues in 2006 increased 6 per cent. comprised of the following:

•	4 per cent. from higher revenues of existing businesses;

•	2 per cent. from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.

Growth in revenues from existing businesses was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions. These increases were partially offset by lower revenues from its other online and legacy print products.

Growth in segment operating profit compared to the prior year reflected higher revenues from its workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling Thomson to control costs and improve the segment operating profit margin.
PR Annex I,
9.1

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004

The financial performance for Thomson Scientific in 2005 reflected contributions from prior year investments and further expansion of its information solutions. Revenues increased 20 per cent. primarily due to contributions of newly acquired businesses and, to a lesser extent, higher revenues from existing businesses.

The increases in revenue attributable to acquired businesses primarily related to IHI, which was acquired in November 2004. Additionally, Thomson Scientific completed three small, tactical acquisitions in 2005 that further enhanced its Thomson Pharma decision support offerings. Growth in revenues from existing businesses was primarily a result of higher subscription revenues for ISI Web of Science. Revenues from existing businesses were tempered by the unfavourable effect of changes in foreign currency exchange rates on transactions involving US dollar revenues within the group’s European businesses.

Segment operating profit and the corresponding margin increased in 2005 compared to 2004 due to higher revenues and the benefits from integration efforts. The majority of the integration benefits were derived from its IHI acquisition. During 2005, relative to IHI, it successfully completed the consolidation of several offices, integrated back office services, consolidated and optimised sales forces for certain businesses, and consolidated technology platforms.

Thomson Healthcare

	Nine Months Ended 30 September		Year Ended 31 December
(Millions of US dollars)	2007	2006	2006	2005	2004

Revenues	294	216	374	334	305
Segment operating profit	28	20	81	80	66
Segment operating profit margin	9.5 per cent	9.3 per cent	21.7 per cent	24.0 per cent	21.6 per cent

Nine Months Ended 30 September 2007 Compared to Nine Months Ended 30 September 2006

Results for Thomson Healthcare reflected a recent investment in its management decision support offerings and continued customer demand in that sector. For the nine months ended 30 September 2007, revenues increased 36 per cent. compared to the prior year period comprised of the following:

•	1 per cent. from higher revenues of existing businesses;

•	35 per cent. from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.

For the nine-month period ended 30 September 2007, revenues from existing business increased as continuing demand for management decision support offerings more than offset a decline in PDR project sales. While revenues increased compared to the prior year periods, the impact of new sales for clinical decision support and payer decision support offerings were tempered by the losses of certain customer contracts. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006.

Segment operating profit increased as the effect of the increase in revenues more than offset an increase in expenses due to product development and integration expenses associated with acquired offerings. The segment operating profit margin increased as the effect of scale more than offset the increase in product development and integration expenses.

Historically, the performance for Thomson Healthcare has been seasonal with approximately 40 per cent. of the segment’s revenues and over 70 per cent. of its operating profit generated in the fourth quarter as significant revenues and profits are traditionally derived with the shipment of the PDR.

Year Ended 31 December 2006 Compared to Year Ended 31 December 2005

Results for Thomson Healthcare reflected continuing customer demand for its solutions and services and additional investments in the healthcare marketplace. Revenues increased 12 per cent. comprised of the following:

•	3 per cent. from higher revenues of existing businesses;

•	9 per cent. from contributions of newly acquired businesses; and

•	a negligible impact from foreign currency translation.

Growth in revenues from existing businesses was primarily a result of increased customer spending for healthcare decision support products. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006, and MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.

The growth in segment operating profit compared to the prior year reflected higher revenues from its workflow solutions and costs from completed and ongoing integration initiatives. The segment operating profit margin decreased in 2006 due primarily to costs incurred in connection with the integration initiatives.
PR Annex I,
9.1

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004

The financial performance for Thomson Healthcare in 2005 reflected contributions from prior year investments and further expansion of its information solutions. Revenues increased 10 per cent. primarily due to higher revenues from existing businesses and, to a lesser extent, contributions of newly acquired businesses.

Growth in revenues from existing businesses was primarily a result of higher customer spending for healthcare decision support products, which help customers manage healthcare costs. Additionally, there were higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio due to new sales and strong retention rates. These increases were reflective of continuing customer demand for its workflow solutions. Segment operating profit and the corresponding margin increased in 2005 compared to 2004 primarily due to higher revenues.

Corporate and Other

	Nine Months Ended		Year Ended
	30 September		31 December
	2007	2006	2006	2005	2004
(Millions of US dollars)

Expenses excluding THOMSONplus expenses and Transaction costs	142	120	175	139	115
THOMSONplus expenses	85	31	60	—	—
Transaction costs	31	—	—	—	—

Total	258	151	235	139	115

PR Annex I,
9.1

Nine Months Ended 30 September 2007 Compared to Nine Months Ended 30 September 2006

For the nine-month period ended 30 September 2007, Corporate and Other expenses increased US$107 million over the comparable prior year period. The increase was primarily due to expenses associated with the THOMSONplus programme and costs associated with the Transaction. Further, with the realignment of Thomson’s operations effective 1 January 2007, more aspects of the business were being managed centrally under the offices of the Vice Chairman, the Chief Technology Officer and the Chief Operating Officer. Corporate costs reflect the expenses associated with these offices. Transaction costs included in corporate expenses were US$31 million, which primarily consisted of consulting costs for integration planning as well as expenses associated with retention programmes. Thomson expects to continue to incur Transaction-related costs in future periods.

Thomson incurred US$85 million of expenses associated with THOMSONplus in the nine-month period ended 30 September 2007. These expenses primarily related to consulting services as well as severance. The consulting costs primarily related to Thomson’s efforts to deploy SAP as its company-wide ERP system, which will continue throughout 2007 and 2008, as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralised service centres and efforts to streamline the operations of Thomson Financial.

Year Ended 31 December 2006 compared to Year Ended 31 December 2005

In 2006, Corporate and Other expenses increased US$96 million, or 69 per cent., compared to 2005. The increase was primarily due to expenses associated with the THOMSONplus programme, as well as higher pension and other defined benefit plans expense and stock-related compensation expense.

In 2006, Thomson incurred US$60 million of expenses associated with THOMSONplus. These expenses primarily related to consulting services, but also included severance. Additionally, these expenses included approximately US$2 million of charges previously reported in Thomson Scientific & Healthcare in the first quarter of 2006. These charges primarily related to the consolidation of certain sales and operations functions and primarily reflected severance. Its segment results for the first quarter of 2006 have been reclassified to reflect this presentation.

Year Ended 31 December 2005 compared to Year Ended 31 December 2004

Corporate and Other expenses were US$139 million in 2005 compared to US$115 million in 2004. The increase was primarily due to higher pension and other defined benefit plans expense and severance and other charges associated with the outsourcing and reorganisation of certain functions within its human resources department.

Return on Invested Capital

Thomson measures its return on invested capital (“ROIC”) annually to assess, over the long-term, its ability to create value for its shareholders. Thomson’s goal is to increase this return over the long-term by efficiently and effectively utilising its capital to invest in areas with high returns and realising operating efficiencies to further enhance its profitability. ROIC is calculated as the ratio of Thomson’s operating profit (including discontinued operations) before amortisation, less taxes paid, to its average invested capital. For 2006, Thomson’s ROIC was 8.2 per cent., an increase from 7.8 per cent. for 2005 and 7.6 per cent. for 2004. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of its asset base to be much closer to its fair value, thereby tempering its return. Thomson continues to focus on driving efficiency, increasing its operating profit margin and, in particular, improving free cash flow. It believes that success in these areas is indicative of the long-term capability to improve its ROIC. Since 2001, Thomson has increased its operating margin from 13.0 per cent. to 19.0 per cent. and grown free cash flow at a compounded rate of almost 20 per cent. to US$1.4 billion in 2006.
CESR33

2.6	Liquidity and Capital Resources
PR Annex I,
10(1)

Financial Position

At 30 September 2007, Thomson’s total assets were approximately US$22.9 billion, which represented an increase of 14 per cent. over the total of approximately US$20.1 billion at 31 December 2006. The increase in assets primarily reflects the receipt of proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses in excess of their book value.

At 31 December 2006, Thomson’s total assets were approximately US$20.1 million, which represented a 4 per cent. increase from the total of approximately US$19.4 billion at 31 December 2005. This increase was primarily due to the increases in assets related to newly acquired businesses and capital expenditures, as well as the impact of foreign currency translation, which more than offset the effect of depreciation and amortisation. Total assets decreased by 1 per cent from 31 December 2004 to 31 December 2005 primarily due to foreign currency translation and the effect of depreciation and amortisation, which more than offset increases in assets related to newly acquired intangible assets and capital expenditures.

The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity.

	As at	As at
	30 September	31 December
(Millions of US dollars)	2007	2006	2005	2004

Short-term indebtedness	3	333	191	5
Current portion of long-term debt	403	264	98	295
Long-term debt	3,418	3,681	3,957	3,987

Total debt	3,824	4,278	4,246	4,287
Swaps	(391)	(257)	(193)	(192)

Total debt after swaps	3,433	4,021	4,053	4,095

Remove fair value adjustment of cash flow hedges(1)	26	54	—	—

Less: Cash and cash equivalents	(7,455)	(334)	(407)	(405)

Net debt	(3,996)	3,741	3,646	3,690

Total shareholders’ equity	13,584	10,481	9,963	9,962

Net debt/equity ratio	(0.29:1)	0.36:1	0.37:1	0.37:1

PR Annex I,
10.1

(1)	Effective 1 January 2006, all derivatives and certain hedged items are recorded at fair value on the balance sheet. See Section 1.2 (Accounting Changes) below for further discussion.

Thomson guarantees certain obligations of its subsidiaries, including borrowings by its subsidiaries under its revolving credit facilities. Under the terms of its syndicated credit agreement and credit agreement discussed below, Thomson must maintain a ratio of net debt (as used in the table above) as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortisation and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. As of 30 September 2007, Thomson was in compliance with this covenant.

In July 2007, Thomson repaid C$250 million of debentures upon their maturity. In October 2007, it completed a debt offering, part of the proceeds of which was to replace funds used in July for the debenture repayment. For more information, see Section 2.10 (Subsequent Events below.)

In January 2006, Thomson repaid US$50 million of privately placed notes upon their maturity.

In the third quarter of 2005, Thomson completed the early redemption of US$75 million of 7.62 per cent. privately placed notes and C$400 million of 6.90 per cent. medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other income (expense)” in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50 per cent. debentures due 2035.

In addition to the early redemptions discussed above, in September 2005, Thomson also repaid US$75 million of privately placed notes. In March 2005, it repaid US$125 million of floating rate notes upon their maturity.

In November 2004, Thomson redeemed C$1.2 billion (US$0.8 billion) of debt securities and settled all associated currency and interest rate swaps. A loss of US$53 million was recorded as a result of these redemptions, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two debt offerings that it also completed in November 2004. The offerings included C$300 million of 4.35 per cent. notes due 1 December, 2009 and C$600 million of 5.20 per cent. notes due 1 December, 2014. Thomson entered into a swap for the 4.35 per cent. notes that converted the obligation to US$246 million at a fixed interest rate of 3.92 per cent. It also entered into three combination currency and interest rate swaps for the 5.20 per cent. notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88 per cent. on US$246 million, 4.75 per cent. on US$123 million and a floating rate of interest on the remaining US$123 million.

In July 2004, Thomson repaid C$250 million of 9.15 per cent. notes for US$182 million, and repaid US$150 million of private placement debt.
CESR35

Thomson completed two long-term debt offerings in the second quarter of 2004. In May 2004, it completed an offering of US$250 million of 4.75 per cent. global notes due 2010. In June 2004, it completed an offering of C$250 million of 4.50 per cent. notes due 2009. Thomson entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of US$432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

The following table shows the ratings that Thomson has received from rating agencies in respect of its outstanding securities as of 30 September 2007:

Dominion Bond
	Moody’s	Standard & Poor’s	Rating Service (DBRS)

Long-term debt	Baa1	A-	A (low	)
Commercial paper	—	—	R-1 (low	)
Trend/Outlook	Stable	Negative	Negative

In the third quarter of 2007, Moody’s downgraded its debt ratings for Thomson by one notch from “A3” to “Baa1”, the third-lowest investment grade, citing a significant increase in leverage that will result from the pending acquisition of Reuters. Moody’s changed its outlook to “stable”, indicating another rating change is not expected over the next 12 to 18 months. Additionally, Standard & Poor’s affirmed Thomson’s existing long-term debt rating and removed it from a negative credit watch.

In the second quarter of 2007, DBRS placed Thomson under review with “negative implications” following the announcement of the intention to acquire Reuters. DBRS changed its outlook from “negative” to “stable” in the fourth quarter of 2007.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation. Thomson cannot be sure that its credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding its securities.

The maturity dates for Thomson’s long-term debt are well balanced with no significant concentration in any one year.
CESR35

Hedging Programme for Reuters Consideration

As the funding of the cash consideration required to be paid to Reuters Shareholders will fluctuate based on the US$/£ exchange rate, in July 2007 Thomson commenced a hedging programme to mitigate exposure to changes in the US$/£ exchange rate. In the third quarter of 2007, it paid approximately US$76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating US$2.05/£1.00. These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at 30 September 2007 was approximately US$67 million.

Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses, Thomson invested a portion of the proceeds in sterling-denominated money market funds. As of 30 September 2007, Thomson’s balance in these funds, which were included in the consolidated balance sheet as cash and cash equivalents, totalled approximately £1.4 billion.

Share Repurchase Programme

Since May 2005, Thomson has had in place a Thomson share repurchase programme which has allowed it to repurchase up to 15 million Thomson Shares in a given 12 month period. It most recently renewed this programme in May 2007. Since May 2005, Thomson has repurchased and subsequently cancelled approximately 20 million shares for approximately US$744 million. Through 30 September 2007, it did not repurchase any Thomson Shares under the current programme as it suspended repurchases in May 2007 as a result of its proposed acquisition of Reuters. In November 2007, Thomson began repurchasing its shares under the current programme.

Thomson Shares that Thomson repurchases are cancelled. It may repurchase Thomson Shares in open market transactions on the TSX or the NYSE. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the programme at any time. From time to time, when it does not possess material non-public information about itself or its securities, Thomson may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the US Exchange Act.

Employee Stock Purchase Plan

In October 2005, Thomson’s eligible US employees began participating in its new employee stock purchase plan (“ESPP”). In 2006, Thomson expanded the ESPP to eligible Canadian and UK employees. Under the ESPP, participating employees may authorise payroll deductions of between 1 per cent. and 10 per cent. of their eligible compensation during a quarter, with a maximum of US$21,250 for a year, to purchase newly issued shares. Using accumulated payroll deductions, participating employees purchase Thomson Shares at a 15 per cent. discount to the NYSE closing price on the last business day of a quarter. The discount, which amounted to US$4 million in the nine months ended 30 September 2007 and US$4 million and US$1 million in the years ended 31 December 2006 and 2005, represented compensation expense for Thomson. In 2006, Thomson issued 754,993 Thomson Shares. In the first nine months of 2007, Thomson issued 622,992 Thomson Shares.
PR Annex I,
10.2
CESR34

Cash Flow

Thomson’s principal sources of liquidity are cash provided by its operations, borrowings under its revolving bank credit facilities and its commercial paper programme and the issuance of public debt. In 2007, Thomson’s proceeds from announced divestitures have also been a large source of liquidity. Its principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Share Repurchase Programme” above, Thomson has also used its cash to repurchase outstanding Thomson Shares in open market transactions.

Operating activities

Cash provided by Thomson’s operating activities in the nine months ended 30 September 2007 was US$1,157 million compared to US$1,329 million in the prior year. This decrease was also attributable to the composition of businesses in discontinued operations and costs associated with their disposition, as well as cash outlays in 2007 of US$35 million associated with the Transaction. Cash provided from operating activities also included a payment of US$36 million to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit. Working capital levels in the nine months ended 30 September 2007 increased compared to prior year periods due to the impact of the timing of payments for normal operating expenses.

Cash provided by operating activities in 2006 was US$2,125 million compared to US$1,879 million for 2005. The change primarily reflected the increase in operating profit from 2005 to 2006 and lower tax payments. The reduction in tax payments was principally due to a US$125 million withholding tax paid in 2005 associated with the repatriation of certain subsidiary earnings. Working capital levels decreased slightly in 2006 due to the timing of accounts receivable collections and payments for normal operating expenses, though not to the extent of the prior year.

Cash provided by operating activities in 2005 was US$1,879 million compared to US$1,808 million for 2004. The change primarily reflected the increase in operating profit from 2004 to 2005 and improvements in the use of working capital, which more than offset a US$125 million withholding tax payment associated with the repatriation of certain earnings. The use of working capital improved primarily due to company-wide accounts receivable collection efforts and the favourable timing of payments for normal operating expenses. In order to maximise its cash flow, Thomson continues to focus on limiting the days outstanding of its accounts receivable balance and lengthening the payment terms of its vendors.

Investing activities

For the nine-month period ended 30 September 2007, cash provided by investing activities was US$7,177 million compared to US$717 million used in investing activities for the prior year period. This increase reflected higher proceeds from the sales of discontinued operations and decreased acquisition spending compared to the prior year period. In future periods, these proceeds will be adjusted for the payment of taxes and post-closing adjustments. Acquisitions in the nine-month period ended 30 September 2007 included Prous Science, a provider of life sciences information solutions, in the Thomson Scientific segment and CrossBorder Solutions in the Thomson Tax & Accounting segment.

Cash used in investing activities in 2006 was US$1,290 million compared to US$1,071 million for 2005. The increased use of cash in 2006 was attributable to greater acquisition spending. In 2006, spending on acquisitions included the purchase of Solucient within Thomson Healthcare, Quantitative Analytics within Thomson Financial and LiveNote within Thomson Legal. In 2005, investing activities included tax payments of US$105 million associated with the sale of Thomson Media in 2004.

Cash used in investing activities in 2005 was US$1,071 million compared to US$1,463 million for 2004. The decreased use of cash in 2005 was attributable to reduced acquisition spending. In 2004, spending on acquisitions included Information Holdings Inc. for US$445 million and TradeWeb for US$361 million. These outlays in 2004 were partially offset by an increase in proceeds from the sale of discontinued operations, notably the sale of the Thomson Media group for gross proceeds of US$350 million. Results for 2005 included tax payments of US$105 million associated with the sale of Thomson Media in 2004.

Capital expenditures in the nine months ended 30 September 2007 increased 42 per cent. to US$383 million from US$270 million in the comparable prior year period. This represented 7.3 per cent. of revenues in 2007 compared to 5.7 per cent. in 2006. Capital expenditures in 2007 increased compared to the prior year period due to higher spending on, and the timing of, technology initiatives. In particular, Thomson had US$22 million in capital expenditures resulting from a data centre expansion in Eagan, MN.

Capital expenditures in 2006 increased 6 per cent. to US$453 million from US$427 million in 2005. This represented 6.9 per cent. of revenues in both 2006 and 2005. Higher capital expenditures in 2006 were incurred primarily at Thomson Legal and Corporate, and primarily related to initiatives to standardise technology platforms across businesses.

Capital expenditures in 2005 increased 5 per cent. to US$427 million from US$407 million in 2004. This represented 6.9 per cent. and 7.2 per cent. of revenues in 2005 and 2004, respectively. Higher capital expenditures in 2005 were incurred primarily at the Legal group, and primarily related to initiatives to standardise technology platforms across businesses.

The majority of Thomson’s capital expenditures is focused on technology-related investments. Thomson makes significant investments in technology because it is essential to providing integrated information solutions to its customers and because it intends to maintain the significant competitive advantage it believes it has in this area. Thomson’s technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitisation of content. Although Thomson can give no assurance that investments in technology will result in an increase in its revenues or a decrease in its operating costs, it expects its technology-related investments to continue at a significant level.

Financing activities
PR Annex I,
10.3

For the nine months ended 30 September 2007, cash used in financing activities was US$1,214 million compared to US$530 million in the prior year period. The increased outflow of cash reflected repayments of borrowings, the purchase of sterling call options (see “Hedging Programme for Reuters Consideration” above) and higher dividend payments. These effects were partially offset by a reduction in repurchases of common shares.

Cash used in financing activities was US$912 million for the year ended 31 December 2006 compared to US$798 million for the year ended 31 December 2005. The increased use of cash largely reflected repurchases of common shares and higher dividend payments in 2006.

Cash used in financing activities was US$798 million for the year ended 31 December 2005 compared to US$629 million for the year ended 31 December 2004. The increased use of cash largely reflected repurchases of common shares and higher dividend payments in 2005.

The following table shows the Thomson Share dividend activity for the periods presented.

	Nine Months Ended 30		Year Ended
	September		31 December
	2007	2006	2006	2005	2004
(Millions of US dollars)

Dividends declared	471	425	567	517	495
Dividends reinvested	(12)	(10)	(14)	(12)	(11)

Dividends paid	459	415	553	505	484

Discussions of other significant financing activities from each year are noted under the section entitled “Financial Position” above.
PR Annex I,
10.2

Free cash flow

The following table shows a calculation of Thomson’s free cash flow for the periods presented.
CESR34

	Nine Months Ended 30		Year Ended
	September		31 December
	2007	2006	2006	2005	2004
(Millions of US dollars)

Net cash provided by operating activities	1,157	1,329	2,125	1,879	1,808
Capital expenditures	(383)	(270)	(453)	(427)	(407)
Other investing activities	(33)	(26)	(26)	(25)	(37)
Dividends paid on preference shares	(4)	(4)	(5)	(4)	(3)
Investing activities of discontinued operations	(99)	(143)	(201)	(229)	(243)

Free cash flow	638	886	1,440	1,194	1,118

Thomson’s free cash flow for the nine-month period ended 30 September 2007 decreased compared to the prior year period due to the composition of businesses in discontinued operations and costs associated with their disposition, as well as higher capital expenditures. Its free cash flow was also impacted by spending on costs associated with the Transaction. Results also reflected a US$36 million payment to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.

Thomson’s free cash flow for 2006 increased due to higher operating profit and lower tax payments. The decrease in tax payments reflected a US$125 million withholding tax payment associated with the repatriation of certain earnings in 2005.
PR Annex I,
10.4 and 10.1
CESR31

Credit facilities and commercial paper programme

In August 2007, Thomson entered into a new syndicated credit agreement with a group of banks. This new credit agreement consists of a US$2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, it may request an increase in the amount of the lenders’ commitments up to a maximum amount of US$3.0 billion. This new agreement is available to provide liquidity in connection with its commercial paper programme and for general corporate purposes of Thomson and its subsidiaries including, following the completion of the Transaction, Thomson Reuters PLC and its subsidiaries. The maturity date of the agreement is 14 August 2012. However, Thomson may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described in the section entitled “Financial Position” above. In connection with entering into this new agreement, it terminated the existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of US$1.6 billion.

Thomson’s credit facilities are structured such that, if its long-term debt rating was downgraded by Moody’s or S&P, its facility fee and borrowing costs under its existing credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in its ratings may reduce its credit facility fees and borrowing costs.

Additionally, in May 2007, Thomson entered into the £4.8 billion Acquisition Facility. Thomson entered into this facility as a result of requirements of the Panel, which require it and its financial advisers for the Transaction to confirm its ability to finance the Transaction. Thomson may only draw down amounts under this facility to finance the Transaction, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. As of 30 June 2007, Thomson had not utilised this facility. In July 2007, it reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. In accordance with the terms of the new facility, Thomson is required to hold certain of these sale proceeds in “permitted investments”, as defined by the facility, until the completion of the Transaction. These “permitted investments” include, among other investments, money market funds that are rated at least “A−” or better. The facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow Thomson to extend the final maturity until May 2009.

Debt shelf registration

In September 2005, Thomson filed a shelf prospectus to issue up to US$2 billion of debt securities in Canada or the United States from time to time.

On 2 October 2007, Thomson completed an offering of US$800 million of 5.7 per cent. debentures due 2014. The net proceeds from this offering were approximately US$790 million. Thomson intends to use these proceeds: (i) to repay its US$400 million principal amount of 5.75 per cent. notes which will mature February 2008; (ii) to replace funds used to repay its C$250 million principal amount of 6.50 per cent. notes which matured in July 2007; and (iii) for general corporate purposes.

In October 2007, the shelf prospectus under which Thomson completed this offering expired. In November 2007, Thomson filed a new shelf prospectus which permits the issuance of up to US$3 billion of debt securities from time to time. The new shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

Thomson plans to fund the Transaction using proceeds from the sale of its Thomson Learning businesses as well as borrowings under the Acquisition Facility. It believes that cash from its operations and other available credit facilities will be sufficient to fund its future cash dividends, debt service, projected capital expenditures, acquisitions that Thomson pursues in the normal course of business and share repurchases.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table presents a summary of Thomson’s long-term debt and off-balance sheet contractual obligations as of 30 September 2007 for the years indicated:

	2008	2009	2010	2011	2012	Thereafter	Total
(Millions of US dollars)

Long-term debt(1)	400	632	325	254	700	1,142	3,453
Operating lease payments	145	127	98	75	63	199	707
Unconditional purchase obligations	96	53	23	15	3	25	215

Total	641	812	446	344	766	1,366	4,375

(1)	Represents hedged principal payments. As substantially all non-US dollar-denominated debt has been hedged into US dollars, amounts represent the net cash outflows to the company associated with principal payments on its long-term debt.

Thomson has entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, it guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on Thomson’s consolidated balance sheet. With certain real property leases, Thomson guarantees the rental obligations of some of its subsidiaries that are tenants. Thomson believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Thomson has various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.

In certain disposition agreements, Thomson guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. Thomson believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Thomson guarantees certain obligations of its subsidiaries, including borrowings by its subsidiaries under its revolving credit facilities. See the section entitled “Financial Position” above for further discussion.

In the third quarter of 2007, the US District Court for the Western District of Pennsylvania decided against Thomson in a patent infringement case related to a business formerly owned by Thomson Financial. Thomson subsequently posted a US$95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus interest. At this time, Thomson believes that the ultimate outcome of this matter will not have a material adverse effect on its financial condition taken as a whole.

Other than as described above, Thomson does not engage in any off-balance sheet financing arrangements. In particular, it does not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

As previously disclosed, Thomson is a defendant in a lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the US District Court for the Southern District of New York. The lawsuit alleges primarily violations of US federal antitrust laws. In the third quarter of 2007, Thomson accrued US$13 million in connection with an agreement in principle to settle the case.

In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. Thomson continues to defend itself vigorously in this case.

Also as previously disclosed, in 2005 Thomson became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of its customers in its Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.

In addition to the matters described above, Thomson is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against Thomson, including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with outside legal counsel, Thomson’s management believes such proceedings and claims will not, and have not had in the recent past, a significant effect on the financial position and profitability of Thomson Reuters PLC and/or Thomson.

Taxes

Thomson maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and it regularly assesses the adequacy of this liability. Thomson records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Thomson reverses contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Thomson’s contingency reserves principally represent liabilities for the years 2000 to 2006. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2008 and 2010.

In the normal course of business, Thomson enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. Effective 1 January 2007 Thomson has established certain contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

2.7 Accounting Changes

Income Taxes

Effective 1 January 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, Thomson recorded a non-cash charge of US$33 million to its opening retained earnings as of 1 January 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, Thomson would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, Thomson evaluates a tax position using a two-step process:

•	First, it determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

•	Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit that is greater than a 50 per cent. likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgements are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

Financial Instruments and Comprehensive Income

Effective 1 January 2006, Thomson adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as “accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are included on Thomson’s consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortised cost. Derivatives that qualify as hedging instruments must be designated either as a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognised asset or liability. The effective portion of unrealised gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealised gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealised gains and losses are reported in earnings.

In accordance with the provisions of these new standards, Thomson reflected the following adjustments as of 1 January 2006:

•	an increase of US$53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	a reclassification of US$5 million from “Other current assets” and US$3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

•	an increase of US$16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.

The adoption of these new standards had no material impact on Thomson’s consolidated statement of earnings. The unrealised gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

During 2006, a net increase of US$8 million in unrealised gains for cash flow hedges was reflected in “Accumulated other comprehensive income”.The net realised gain in the period previously deferred on adoption in “Accumulated other comprehensive income” was less than US$1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of US$7 million was reflected in “Prepaid expenses and other current assets”, “Current portion of long-term debt”, “Other non-current assets” and “Long-term debt”.

As of 31 December 2006, approximately US$3 million of net deferred gains in “Accumulated other comprehensive income” were expected to be recognised in earnings over the following 12 months. The remaining net deferred gains in “Accumulated other comprehensive income” were expected to be recognised over a period of up to eight years.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (EIC) issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on Thomson’s consolidated financial statements.

Stock-Based Compensation

In July 2006, Thomson adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to 1 January 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognised over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on Thomson’s consolidated financial statements for any period in 2006.

2.8 Current Trading for Thomson
PR Annex l,
12.1 and 12.2

In 2007, Thomson delivered strong operating performance and repositioned its portfolio through the sale of Thomson Learning and its agreement to acquire Reuters. Entering 2008, Thomson believes that it has an improved business mix, which is more focused on business and professional customers, and is better positioned to innovate and grow. Due to the high subscription-based nature of Thomson’s business model and its high level of recurring revenue, Thomson also believes that in 2008 it is better positioned to weather competitive challenges and any economic downturns compared to prior years. THOMSONplus efficiency initiatives are expected to be completed in 2008 ahead of schedule, with higher savings than originally forecast. Thomson will continue to focus on delivering critical information and electronic decision support tools to business and professional customers around the world. Thomson believes that this will lead to even stronger, more enduring relationships with customers who perceive its solutions as non-discretionary. Thomson is also confident that the creation of Thomson Reuters will translate into significant free cash flow growth and greater shareholder value in the years ahead.

2.9  Subsequent Events

On 2 October 2007, Thomson completed an offering of US$800 million of 5.70 per cent. notes due 2014. Its net proceeds from this offering were approximately US$790 million. Thomson used these proceeds: (i) to repay its US$400 million principal amount of 5.75 per cent. notes which matured in February 2008; (ii) to replace funds used to repay its C$250 million principal amount of 6.50 per cent. notes which matured in July 2007; and (iii) for general corporate purposes. On 20 October 2007, the shelf prospectus under which Thomson completed this offering expired.

On 5 October 2007, Thomson completed the acquisition of Deloitte Tax LLP’s Property Tax Services business. The unit will be known as Thomson Property Tax Services and will be included in the Thomson Tax & Accounting segment.

Also on 5 October 2007, Thomson completed the transfer of all liabilities and assets with respect to its Thomson Regional Newspapers Pension Plan (“TRN plan”) to a third party. As a result of the transfer, Thomson no longer maintains responsibility for the TRN plan. A gain of US$34 million was recognised in the fourth quarter of 2007 related to this transaction.
PR Annex I,
5.2.2

On 11 October 2007, Thomson announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This transaction closed in January 2008. The partnership will utilise TradeWeb’s established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers invested US$180 million to purchase a 15 per cent. stake in an entity that includes TradeWeb’s established markets, as well as Thomson’s Autex and order routing businesses, which was renamed TradeWeb Markets. Additionally, Thomson and the dealers funded additional investment in asset class expansion through a new entity, TradeWeb New Markets. Thomson’s contribution to this new entity was an initial cash investment of US$30 million, with a commitment for an additional US$10 million, and certain assets valued at approximately US$30 million. The consortium contributed US$60 million, with a commitment for an additional US$40 million, as well as certain contracts valued at approximately US$180 million. Thomson owns 20 per cent. of TradeWeb New Markets and the consortium owns 80 per cent. The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the entities merge, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for Thomson’s interest will reflect its ultimate ownership stake and degree of control over the entity.

On 12 October 2007, Thomson sold Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6 per cent. promissory note of $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. Thomson recognised a post-tax gain of $18 million related to this transaction.

In November 2007, Thomson filed a new shelf prospectus to issue up to US$3 billion of debt securities from time to time. The shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

In November 2007, Thomson announced it has resumed its share repurchase programme (normal course issuer bid). Under the current programme, Thomson may repurchase up to 15 million of its common shares. Thomson temporarily suspended repurchases prior to its announcement of its proposed acquisition of Reuters Group PLC in May 2007.

On December 14, 2007, Thomson announced that Woodbridge plans to reinvest the equivalent of 50% of the dividends that it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of Thomson will be in accordance with the terms of Thomson’s dividend reinvestment plan programme. Thomson shareholders may elect to reinvest their dividends in common shares at the prevailing market price.

In December 2007, Thomson paid $1.3 billion in income taxes related to the gain realised on the sale of various Thomson Learning businesses in 2007.

In December 2007, Thomson sold GEE, a regulatory information business in the United Kingdom. This business was previously managed within Thomson Legal.

In January 2008, Thomson completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will be included in the Thomson Tax & Accounting segment.

On 7 February 2008, Thomson announced that its board of directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008.

On 19 February 2008, Thomson and Reuters announced that the European Commission, US Department of Justice and Canadian Competition Bureau gave approval for Thomson’s proposed acquisition of Reuters.

3.	Audited consolidated financial statements for the nine months ended 30 September 2007 and as of 30 September 2007 and 31 December 2006

The Thomson Corporation

Consolidated Statement of Earnings
PR Annex I,
20.4.3

	Nine Months Ended
	30 September
		2006
		(Unaudited)
(Millions of US dollars, except per common share amounts)	2007	(Note 10)

Revenues	5,278	4,756
Cost of sales, selling, marketing, general and administrative expenses	(3,848)	(3,425)
Depreciation (notes 11 and 12)	(348)	(322)
Amortisation	(189)	(178)

Operating profit	893	831
Net other (expense) income (note 7)	6	36
Net interest income (expense) and other financing costs (note 8)	(64)	(168)
Income taxes (note 9)	(46)	(89)

Earnings from continuing operations	789	610
Earnings from discontinued operations, net of tax (note 10)	2,781	119

Net earnings	3,570	729
Dividends declared on preference shares (note 14)	(4)	(4)

Earnings attributable to common shares	3,566	725

Earnings per common share (note 15):
Basic earnings per common share:
From continuing operations	1.22	0.94
From discontinued operations	4.34	0.18

Basic earnings per common share	5.56	1.12

Diluted earnings per common share:
From continuing operations	1.22	0.94
From discontinued operations	4.31	0.18

Diluted earnings per common share	5.53	1.12

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Balance Sheet
PR Annex I,
20.1(a)

	30 September	31 December
(Millions of US dollars)	2007	2006 (note 10)

Assets
Cash and cash equivalents	7,455	334
Accounts receivable, net of allowances	1,327	1,362
Inventories	85	72
Prepaid expenses and other current assets	452	296
Deferred income taxes (note 9)	152	153
Current assets of discontinued operations (note 10)	92	1,048

Current assets	9,563	3,265
Computer hardware and other property, net (note 11)	643	625
Computer software, net (note 12)	694	647
Identifiable intangible assets, net	3,484	3,456
Goodwill (note 13)	6,804	6,543
Other non-current assets	1,180	1,082
Non-current assets of discontinued operations (note 10)	550	4,514

Total assets	22,918	20,132

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness (note 19)	3	333
Accounts payable and accruals	2,562	1,304
Deferred revenue	949	964
Current portion of long-term debt (note 19)	403	264
Current liabilities of discontinued operations (note 10)	79	874

Current liabilities	3,996	3,739
Long-term debt (note 19)	3,418	3,681
Other non-current liabilities	833	785
Deferred income taxes (note 9)	1,031	997
Non-current liabilities of discontinued operations (note 10)	56	449

Total liabilities	9,334	9,651

Shareholders’ equity
Capital (note 14)	2,904	2,799
Retained earnings	10,163	7,169
Accumulated other comprehensive income	517	513

Total shareholders’ equity	13,584	10,481

Total liabilities and shareholders’ equity	22,918	20,132

Contingencies (note 17)

The related notes form an integral part of these consolidated financial statements.

PR Annex I,
20.1(d)

The Thomson Corporation

Consolidated Statement of Cash Flow

PR Annex I,
20.4.3

	Nine Months Ended
	30 September
		2006
		(Unaudited)
(Millions of US dollars)	2007	(Note 10)

Cash provided by (used in):
Operating activities
Net earnings	3,570	729
Remove income from discontinued operations	(2,781)	(119)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	348	322
Amortisation	189	178
Net gains on disposals of businesses and investments (note 7)	(8)	(44)
Deferred income taxes (note 9)	(70)	(3)
Other, net	200	165
Pension contribution	(3)	(9)
Changes in working capital and other items (note 21)	(206)	(151)
Cash (used in) provided by operating activities — discontinued operations (note 10)	(82)	261

Net cash provided by operating activities	1,157	1,329

Investing activities
Acquisitions, less cash therein (note 18)	(315)	(408)
Proceeds from sales of discontinued operations (note 10)	8,050	105
Proceeds from other disposals	11	60
Capital expenditures, less proceeds from disposals	(383)	(270)
Other investing activities	(33)	(26)
Capital expenditures of discontinued operations (note 10)	(97)	(130)
Acquisitions by discontinued operations (note 10)	(54)	(35)
Other investing activities of discontinued operations (note 10)	(2)	(13)

Net cash provided by (used in) investing activities	7,177	(717)

Financing activities
Repayments of debt	(249)	(73)
Net (repayments) borrowings of short-term loan facilities	(370)	299
Purchase of sterling call options (note 19)	(76)	—
Repurchase of common shares (note 14)	(75)	(358)
Dividends paid on preference shares	(4)	(4)
Dividends paid on common shares	(459)	(415)
Other financing activities, net	19	21

Net cash used in financing activities	(1,214)	(530)

Translation adjustments	1	2

Increase in cash and cash equivalents	7,121	84
Cash and cash equivalents at beginning of period	334	407

Cash and cash equivalents at end of period	7,455	491

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Statement of Changes in Shareholders’ Equity

					Accumulated
					Other	Total
	Stated				Comprehensive	Retained
	Share	Contributed	Total	Retained	Income	Earnings and
(millions of US dollars)	Capital*	Surplus	Capital	Earnings	(‘‘AOCI”)	AOCI	Total

Balance, 31 December 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 5)	—	—	—	(33)	—	(33)	(33)

Restated balance, 31 December 2006	2,642	157	2,799	7,136	513	7,649	10,448
Comprehensive income:
Net earnings				3,570	—	3,570	3,570
Unrecognised net loss on cash flow hedges				—	(35)	(35)	(35)
Foreign currency translation adjustments				—	166	166	166
Net gain reclassified to income				—	(127)	(127)	(127)

Comprehensive income				3,570	4	3,574	3,574
Dividends declared on preference shares	—	—	—	(4)	—	(4)	(4)
Dividends declared on common shares	—	—	—	(471)	—	(471)	(471)
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	12	—	12	—	—	—	12
Repurchase of common shares (note 14)	(7)	—	(7)	(68)	—	(68)	(75)
Effect of stock compensation plans	61	39	100	—	—	—	100

Balance, 30 September 2007	2,708	196	2,904	10,163	517	10,680	13,584

						Total
	Stated					Retained
(Unaudited)	Share	Contributed	Total	Retained		Earnings and
(Millions of US dollars)	Capital*	Surplus	Capital	Earnings	AOCI	AOCI	Total

Balance, 31 December 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 5)	—	—	—	—	51	51	51

Restated balance, 31 December, 2005	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				729	—	729	729
Unrecognised net gain on cash flow hedges				—	11	11	11
Foreign currency translation adjustments				—	167	167	167
Net gain reclassified to income				—	(19)	(19)	(19)

Comprehensive income				729	159	888	888
Dividends declared on preference shares	—	—	—	(4)	—	(4)	(4)
Dividends declared on common shares				(425)	—	(425)	(425)
Common shares issued under DRIP	10	—	10	—	—	—	10
Repurchase of common shares (note 14)	(36)	—	(36)	(322)	—	(322)	(358)
Effect of stock compensation plans	37	31	68	—	—	—	68

Balance, 30 September 2006	2,610	158	2,768	6,970	455	7,425	10,193

*	Includes both common and preference share capital.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of US dollars)

Note 1:	Basis of Presentation
PR Annex I,
20.1(e)

The accompanying audited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1751, Interim Financial Statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended 31 December 2006, as set out in the Company’s 2006 Annual Report.

In the opinion of management, the interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s financial statements for the year ended 31 December 2006 (see Note 2) except as explained in Note 5.

Note 2:	Summary of Significant Accounting Policies

Principles of Consolidation

The interim consolidated financial statements of Thomson include all controlled companies and are prepared in accordance with Canadian GAAP. All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than US dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognised, net of estimated returns, when the following four criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.

Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-Based Products (Excluding Software)

Revenues from sales of subscription-based products are primarily recognised rateably over the term of the subscription. Where applicable, usage fees above a base period fee are recognised as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortised over the subscription period.

Multiple Element Arrangements

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognised when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognised as the relevant recognition criteria are met.

Software-Related Products and Services

Licence fees are generally recognised rateably on a straight-line basis over the licence period when the Company has an ongoing obligation over the licence period. Alternatively, if there is neither an associated licence period nor significant future obligations, revenues are recognised upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognised.

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software licence revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licenced product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realisability of the software licence fee.

If an arrangement does not qualify for separate accounting of the software licence and consulting transactions, then software licence revenue is generally recognised together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software licence fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software licence contract without additional charge or are substantially discounted; or (4) where the software licence payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognised as a percentage of completed work using the Company’s costs as the measurement factor.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognised as appropriate.

Other Service Contracts

For service or consulting arrangements, revenues are recognised as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognises changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10 per cent. of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortised into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortised on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognised in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognised is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3- 5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Computer Software

Capitalised Software for Internal Use

Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalisation include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalised amounts, net of accumulated amortisation, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortised over their expected useful lives, which range from three to ten years. The amortisation expense is included in “Depreciation” in the consolidated statement of earnings.

Capitalised Software to be Marketed

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalised once technological feasibility of the product is established and a market for the product has been identified. The capitalised amounts, net of accumulated amortisation, are also included in “Computer software, net” in the consolidated balance sheet. The capitalised amounts are amortised over the expected period of benefit, not to exceed three years, and this amortisation expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortised. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets

Certain tradenames with indefinite lives are not amortised. Identifiable intangible assets with finite lives are amortised over their estimated useful lives as follows:

Tradenames	2-30 years
Customer relationships	1-40 years
Databases and content	2-25 years
Publishing rights	30 years
Other	2-29 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.

Selected tradenames comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

Goodwill

Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a business: (a) for which discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•	In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•	In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognised for that excess.

The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realised. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

See Note 5 for 2006 accounting changes for financial instruments. In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•	cross-currency swap agreements to hedge foreign currency exposures on non-US dollar denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•	interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross-currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realised. The differential paid or received on interest rate swap agreements is recognised as part of net interest expense. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognised in earnings.

Stock-Based Compensation Plans

Stock Incentive Plan

Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.

Stock Options

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the New York Stock Exchange (“NYSE”) on the day prior to the grant date. Compensation expense related to stock options is recognised over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognised over the vesting period, based upon the closing price of the Company’s common shares on the NYSE on the day prior to the grant date.

Performance Restricted Share Units

In 2006, the Company introduced a new long-term incentive programme under which certain senior executives are awarded PRSUs. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0 per cent. and 200 per cent. of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognised over the three-year vesting period based upon the closing price of the Company’s common shares on the day prior to the grant date and the number of units expected to vest.

Phantom Stock Plan

Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognised as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.

Employee Stock Purchase Plan

In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15 per cent. discount up to a specified limit utilising after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

Comparative Amounts

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2006 have been reclassified to conform to the current period’s presentation.

Note 3:	Seasonality

Historically, the Company’s revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, operating margins have historically increased as the year progresses. For these reasons, the performance of the Company’s businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4:	Proposed Transaction with Reuters Group PLC
PR Annex I,
5.2.2

Overview

In May 2007, Thomson agreed to acquire Reuters Group PLC by implementing a dual listed company structure. The Transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions. Under the DLC structure, Thomson Reuters will have two parent companies both of which will be publicly listed — The Thomson Corporation will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC will be a new United Kingdom company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. The boards of directors of the two companies will comprise the same individuals, as will the companies’ executive management.

Consideration

To effect the Transaction, a newly formed United Kingdom company, Thomson Reuters PLC, will indirectly acquire Reuters Group PLC through a scheme of arrangement in which each Reuters share will be entitled to 352.5 pence per share in cash and 0.16 Thomson Reuters PLC Shares. Upon implementation of the Transaction, one Thomson Reuters PLC Share will be equivalent to one share of Thomson Reuters Corporation. Based on the closing Thomson Share price and the applicable $/£ exchange rate on 14 May 2007, which was the day before the Company and Reuters announced their agreement, each Reuters Share was valued at approximately 691 pence per share.

Ownership

Based on the current issued share capital of each of Thomson and Reuters, Woodbridge would own shares representing approximately 53 per cent. of the aggregate voting and economic interests of the combined Thomson Reuters business, other Thomson Shareholders would own shares representing approximately 23 per cent. and Reuters Shareholders would own shares representing approximately 24 per cent. As of 24 October 2007, Woodbridge and other companies affiliated with it beneficially owned approximately 70 per cent. of the Company’s common shares.

Shareholder Approvals

Following completion of the regulatory review process in the United States and EU, Thomson and Reuters will also submit the Transaction to their respective shareholders for approval and will apply for requisite court approvals in Ontario, Canada and England.

Note 5:	Changes in Accounting Policies

Income Taxes

Effective 1 January 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of 1 January 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, the Company would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:

•	First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

•	Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit that is greater than a 50 per cent. likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more-likely-than-not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.

The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgements are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

The Company will continue to recognise interest and penalties on underpayment of income taxes as an income tax expense.

Financial Instruments and Comprehensive Income

Effective 1 January 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provided comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduced a new component of equity referred to as “accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortised cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognised asset or liability. The effective portion of unrealised gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealised gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealised gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of 1 January 2006:

•	An increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	A reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•	An increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•	A presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealised gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to 1 January 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognised over the period from the date of grant to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements.

Note 6:	THOMSONplus Program

THOMSONplus is a series of initiatives, announced in 2006, which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. To accomplish these initiatives, the Company had previously reported that it expected to incur approximately $250 million of expenses from inception through 2009 primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a series of initiatives, it was noted that the timing of these costs and savings may shift between different calendar years. While the Company’s overall estimates of costs and savings for the program remain unchanged, it now expects to complete the program and reach its savings targets earlier than originally estimated. As a result, the Company is accelerating spending that was planned for future years into 2007. Currently, it expects to incur expenses of approximately $130 million in 2007 and $50 million in 2008. The Company does not expect to incur expenses in 2009 as was originally reported. In 2006, it incurred $60 million of expenses consisting primarily of consulting fees and severance. The Company also incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006 related to severance and vacated leased properties.

The Company incurred $85 million of expenses associated with THOMSONplus in the nine-month period ended 30 September 2007. These expenses primarily related to consulting services and severance. The consulting costs primarily related to efforts to deploy SAP as its company-wide ERP system, which will continue throughout 2007 and 2008, as well as efforts to improve its customer service infrastructure. Severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralised service centres and efforts to streamline the operations of Thomson Financial. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment. Restructuring activities represented approximately $33 million of the expense for the nine-month period ended 30 September 2007. The liabilities associated with these restructuring activities were not material as of 30 September 2007 and 31 December 2006.

Note 7:	Net Other (Expense) Income

During the period, net other (expense) income includes:

	Nine Months Ended
	30 September
	2007	2006
		(Unaudited)

Net gains on disposals of businesses and investments	8	44
Equity in net earnings of associates	4	1
Other expense	(6)	(9)

Net other income	6	36

Net gains on disposals of businesses and investments

For the nine-month periods ended 30 September 2007 and 2006, net gains on disposals of businesses and investments were comprised primarily of income from, and gains on sales of, equity investments.

Other expense

For the nine-month period ended 30 September 2007, other expense includes $9 million related to changes in the fair value of sterling call options. Such options were acquired in the third quarter as part of the Company’s hedging programme to mitigate exposure to changes in the $/£ exchange rate on the cash consideration to be paid on the Transaction with Reuters. See Note 19 for further discussion.

Note 8:	Net Interest Expense and Other Financing Costs

The components of net interest expense and other financing costs include:

	Nine Months Ended
	30 September
	2007	2006
		(Unaudited)

Interest income	113	17
Interest expense on short-term indebtedness	(18)	(19)
Interest expense on long-term debt	(159)	(166)

	(64)	(168)

Interest paid on short-term indebtedness and long-term debt for the nine months ended 30 September 2007 and 2006, was $188 million and $194 million (unaudited), respectively. Interest received during the nine months ended 30 September 2007 and 2006, was $114 million and $17 million (unaudited), respectively.

Note 9:	Income Taxes

The Company’s income tax provisions for the nine months ended 30 September 2007 and 2006, have been computed in accordance with CICA 1751, Interim Financial Statements (“CICA 1751”). CICA 1751 requires that the Company make its best estimate of the full year effective tax rate by jurisdiction and apply those rates to the interim period income by jurisdiction. Underlying this methodology is the premise that an actual income tax provision is based on changes to the balance of income tax assets and liabilities. As noted in CICA 1751, this approach is not possible for interim financial reporting purposes, making it necessary for enterprises to estimate their income tax assets, liabilities, expenses and benefits.

Further to the guidance in CICA 1751 for interim tax calculations, the Company has made certain assumptions as to the nature of the nine months ended 30 September 2007 income tax provision. Specifically, the total income tax provision has been allocated between current and deferred provisions based on expectations for the full year, which are based on the proportion of the current and deferred provisions included in the full year 2006 actual computation with adjustments for non-recurring items.

The components of earnings before taxes by jurisdiction are as follows:

	Nine Months Ended 30 September
	2007	2006
		(Unaudited)

Canada	(140)	(167)
US and other jurisdictions	975	866

Total earnings before taxes(1)	835	699

(1)	Represents earnings from continuing operations before income taxes.

The provision for income taxes on continuing operations consisted of:

	Nine Months Ended 30 September
	2007	2006
		(Unaudited)

Canada:
Current	1	1
Deferred	(47)	(15)

Total Canadian	(46)	(14)

US and other jurisdictions:
Current	115	91
Deferred	(23)	12

Total US and other jurisdictions	92	103

Total worldwide	46	89

The table below sets forth the tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at 31 December, 2006. Because of the methodology underlying the computation of the interim tax provision, the further allocation of the interim provision to such components is not meaningful in an interim period. Therefore, the table reflects only a rollforward of the total net deferred tax liability position to 30 September 2007. The deferred tax expense for the nine months ended 30 September 2007 has been allocated primarily to long-term liabilities reflecting expectations based on historical experience.

As at
31 December 2006

Accrued expenses	181
Deferred compensation and stock options	124
Accounts receivable allowances	32
Tax loss and credit carryforwards	862
Other	147

Total deferred tax asset as of 31 December, 2006	1,346
Valuation allowance	(441)

Net deferred tax asset as of 31 December, 2006	905
Intangible assets	(1,279)
Other long-lived assets[1]	(37)
Financial instruments	(273)
Pension	(144)
Other	(16)

Total deferred tax liability as of 31 December, 2006	(1,749)

Net deferred tax liability as of 31 December, 2006	(844)

Estimated deferred tax income for the nine months ended 30 September 2007	(70)

Other activity	35

Net deferred tax liability as of 30 September 2007	(879)

(1)	Other long-lived assets include Computer hardware and other property and Computer software for internal use.

The net deferred tax liability as of 30 September 2007, and 31 December 2006, was $879 million and $844 million, respectively. The total net deferred tax liability was comprised of net current deferred tax assets of $152 million and $153 million, and net long-term deferred tax liabilities of $1,031 million and $997 million, as of 30 September 2007 and 31 December, 2006, respectively.

Other activity for the nine months ended 30 September 2007 primarily represents adjustments of purchase price allocations for acquisitions.

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realised. Because cumulative tax losses and other credit carryforwards are statutory concepts associated with full tax years, the computation of such items is not meaningful in an interim period. Therefore, the table below sets forth the movements of the valuation allowances for the year ended 31 December, 2006. For the nine months ended 30 September 2007, no material adjustment to the valuation allowance would have been required other than for increases to offset the generation of additional net operating losses having no benefit and decreases to the valuation allowance to offset higher deferred tax liabilities in Canada resulting from the revaluation of debt and currency swaps.

Twelve Months Ended
31 December, 2006

Balance at beginning of period	412

Additional Canadian and other net operating losses with no benefit	68
Releases of valuation allowances to income	(26)
Reduction due to change in deferred tax liability related to debt instruments[1]	(26)
Exchange and other items	13

Balance at end of period	441

1	Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2006 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	Nine Months Ended 30 September
	2007	2006
		(Unaudited)

Earnings before taxes	835	699

Income taxes at the Canadian corporate tax rate of 35.4 per cent. (2006-36.0 per cent.)	296	252
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(230)	(212)
Impact of Canadian losses with no benefit	—	45
Net change to contingent tax liabilities	5	3
Impact of tax law changes	(16)	(1)
Other, net	(9)	2

Income tax provision on continuing operations	46	89

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.

As discussed above, because it is not meaningful to compute tax loss carryforwards at interim periods, the following discussion addresses the Company’s tax loss carryforwards as of the end of the most recent full year period. At 31 December, 2006, the Company had Canadian tax loss carryforwards of $1,467 million, tax loss carryforwards in other jurisdictions of $878 million, and US state tax loss carryforwards which, at current US state rates, have an estimated value of $13 million. These net operating loss carryforwards can only be computed for 2007 upon the completion of the individual jurisdictional tax returns. If not utilised, the majority of the Canadian tax loss carryforwards will expire between 2008 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the US state tax loss carryforwards expire between 2007 and 2026. The ability to realise the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $15 million, the majority of which may be carried forward indefinitely, and a tax benefit of $85 million related to capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $8.9 billion and $5.4 billion at 30 September 2007 and 31 December 2006, respectively. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of this liability. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process.

As discussed in Note 5, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective 1 January 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of 1 January 2007 with an offsetting increase to non-current liabilities

A reconciliation of the beginning and ending amounts of unrecognised tax benefits is as follows:

Nine Months Ended
30 September 2007

Balance at 1 January 2007	205

Additions based upon tax provision related to current year	7
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(9)
Settlements	(11)

Balance at 30 September 2007	192

If recognised, approximately $75 million of these benefits at 30 September 2007 would favourably affect the Company’s income tax expense. During the nine months ended 30 September 2007, the Company recognised expense of approximately $3 million in interest and penalties in the consolidated statement of operations. During the nine months ended 30 September 2006, the Company recognised income of approximately $2 million (unaudited) from release of interest and penalties in the consolidated statement of operations. The Company had accrued $27 million and $26 million for interest and penalties associated with tax positions as at 30 September 2007 and 1 January 2007, respectively.

As a global company, Thomson and its subsidiaries are subject to numerous federal, state and provincial income tax jurisdictions. As of 30 September 2007, the tax years subject to examination by major jurisdiction are as follows:

Jurisdiction	Tax Years

Canada — Federal and Ontario Province	1997 to 2006
United States — Federal	2003 to 2006
United Kingdom	2005 and 2006

The Company has multiple years subject to examination in other jurisdictions in which it does business as well.

At 30 September 2007, $1.3 billion of current income taxes payable was included in accounts payable and accruals primarily related to income taxes owed on the gain on sale of Thomson Learning’s higher education, careers and library reference businesses.

Note 10:	Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses was considered fundamental to the current integrated information offerings of Thomson.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

In October 2006, the Company announced its intention to sell Thomson Learning through three independent processes, each on its own schedule, as follows:

•	In July 2007, the Company completed its sale of Thomson Learning’s higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.6 billion. The Company recorded a post-tax gain on the sale of $2.7 billion.

•	In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $14 million.

•	In October 2007, the Company completed the sale of Prometric to ETS for $310 million in cash and a 6 per cent. promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on continuity of offerings from certain customer contracts.

In future periods, the net proceeds will be adjusted for the payment of taxes and post-closing adjustments. The Company recorded impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at 31 March 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. Based on estimates of fair value at 31 March 2007, the Company recorded impairment charges to identifiable intangible assets of $3 million before taxes related to these businesses. The Company completed the sale of its Market Research and NewsEdge businesses in May 2007 and July 2007, respectively.

In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at 31 March 2006, Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $40 million before taxes. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

In December 2005, the Company’s board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the nine months ended 30 September 2007 and 2006, the Company adjusted disposal liabilities related to previous dispositions. These amounts, which principally related to tax liabilities, are included in “Other” below.

Balance Sheet

	30 September 2007
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	2	73	3	78
Inventory	—	—	1	1
Other current assets	1	12	—	13

Total current assets	3	85	4	92

Non-current assets:
Computer hardware and other property	—	42	1	43
Computer software	—	44	—	44
Identifiable intangible assets	1	74	3	78
Goodwill	3	359	7	369
Other non-current assets	—	16	—	16

Total non-current assets	4	535	11	550

Current liabilities:
Accounts payable and accruals	2	57	3	62
Deferred revenue	5	11	1	17

Total current liabilities	7	68	4	79

Non-current liabilities:
Other non-current liabilities	—	56	—	56

Total non-current liabilities	—	56	—	56

	31 December 2006
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	15	538	36	589
Inventory	1	252	1	254
Other current assets	4	70	5	79
Deferred income taxes	—	124	2	126

Total current assets	20	984	44	1,048

Non-current assets:
Computer hardware and other property	7	157	8	172
Computer software	5	145	1	151
Identifiable intangible assets	29	838	18	885
Goodwill	8	3,003	24	3,035
Other non-current assets	1	270	—	271

Total non-current assets	50	4,413	51	4,514

Current liabilities:
Accounts payable and accruals	15	499	25	539
Deferred revenue	38	260	20	318
Other current liabilities	16	1	—	17

Total current liabilities	69	760	45	874

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

	Nine Months Ended 30 September 2007
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	46	942	38	—	1,026

(Loss) earnings from discontinued operations before income taxes	(18)	24	(4)	—	2
(Loss) gain on sale of discontinued operations	(23)	3,757	137	—	3,871
Income taxes	23	(1,118)	(8)	11	(1,092)

(Loss) earnings from discontinued operations	(18)	2,663	125	11	2,781

PR Annex I,
20.4.3

	Nine Months Ended 30 September 2006
(Unaudited)	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	87	1,721	98	—	1,906

(Loss) earnings from discontinued operations before income taxes	(15)	113	16	—	114
Gain (loss) on sale of discontinued operations	5	4	40	(1)	48
Income taxes	8	(35)	(22)	6	(43)

(Loss) earnings from discontinued operations	(2)	82	34	5	119

“Proceeds from sales of discontinued operations” within the consolidated statement of cash flow for the nine months ended 30 September 2007 represent cash received from the sale of Thomson Learning’s higher education, careers and library reference businesses, NewsEdge, the North American operations of Thomson Education Direct, NETg, Thomson Medical Education and Market Research. For the nine months ended 30 September 2006, such proceeds represent cash received from the sale of Lawpoint, Law Manager, Peterson’s, K.G. Saur and American Health Consultants.

The carrying values of businesses disposed of during the nine months ended 30 September 2007 consisted of current assets of $822 million, non-current assets of $4,183 million, current liabilities of $519 million and non-current liabilities of $380 million as of the date of disposal.

Note 11:	Computer Hardware and Other Property

Computer hardware and other property consists of the following:

			Net
			Computer
			Hardware
		Accumulated	and Other
As at 30 September 2007	Cost	Depreciation	Property

Computer hardware	962	(690)	272
Land, buildings and building improvements	498	(229)	269
Furniture, fixtures and equipment	309	(207)	102

	1,769	(1,126)	643

			Net
			Computer
			Hardware
		Accumulated	and Other
As at 31 December 2006	Cost	Depreciation	Property

Computer hardware	958	(678)	280
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	297	(209)	88

	1,718	(1,093)	625

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge for the nine months ended 30 September 2007 and 2006 was $156 million and $146 million (unaudited), respectively.

Note 12:	Computer Software

Computer software consists of the following:

			Net
		Accumulated	Computer
As at 30 September 2007	Cost	Amortisation	Software

Capitalised software for internal use	1,968	(1,363)	605
Capitalised software to be marketed	244	(155)	89

	2,212	(1,518)	694

			Net
		Accumulated	Computer
As at 31 December 2006	Cost	Amortisation	Software

Capitalised software for internal use	1,791	(1,228)	563
Capitalised software to be marketed	212	(128)	84

	2,003	(1,356)	647

The amortisation charge for internal use computer software for the nine months ended 30 September 2007 and 2006 was $192 million and $176 million (unaudited), respectively, and is included in “Depreciation” in the consolidated statement of earnings. The amortisation charge for software intended to be marketed for the nine months ended 30 September 2007 and 2006 was $31 million and $17 million (unaudited), respectively and is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Note 13:	Goodwill

The following table presents goodwill by operating segment:

			Tax and
	Legal	Financial	Accounting	Scientific	Healthcare	Total

Balance at 31 December, 2005	2,815	1,876	518	638	91	5,938

Acquisitions	64	149	18	13	284	528
Adjusted purchase price allocations	1	(1)	—	(6)	(7)	(13)
Translation and other, net	57	34	—	10	(11)	90

Balance at 31 December, 2006	2,937	2,058	536	655	357	6,543

Acquisitions	27	10	47	29	6	119
Adjusted purchase price allocations	16	—	—	—	16	32
Translation and other, net	20	77	—	13	—	110

Balance at 30 September 2007	3,000	2,145	583	697	379	6,804

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in an increase in goodwill of $33 million and a decrease in goodwill of $8 million for the nine months ended 30 September 2007 and the year ended 31 December 2006, respectively, as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $1 million and $5 million for the nine months ended 30 September 2007 and the year ended 31 December 2006, respectively.

Note 14:	Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

			Series II,
			Cumulative
	Common Share Capital		Redeemable
	Number of	Stated	Preference	Contributed	Total
	Shares	Capital	Share Capital	Surplus	Capital

Balance, 31 December, 2005	648,948,992	2,489	110	127	2,726
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	347,840	14	—	—	14
Effect of stock compensation plans	1,820,781	70	—	30	100
Repurchase of common shares	(10,680,600)	(41)	—	—	(41)

Balance, 31 December, 2006	640,437,013	2,532	110	157	2,799
Common shares issued under DRIP	278,978	12	—	—	12
Effect of stock compensation plans	1,661,552	61	—	39	100
Repurchase of common shares	(1,800,000)	(7)	—	—	(7)

Balance, 30 September, 2007	640,577,543	2,598	110	196	2,904

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorised common share capital of Thomson is an unlimited number of shares.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the TSX during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on Thomson common shares are declared and payable in US dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds. Dividends declared per common share in the nine months ended 30 September 2007 were $0.74. Dividends declared per common share in the nine months ended 30 September 2006 were $0.66.
PR Annex I,
20.7.1

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $12 million and $10 million reinvested in common shares issued under the DRIP, for the nine months ended 30 September 2007 and 2006, respectively.

Share Repurchase Programme

Since May 2005, Thomson has had in place a share repurchase programme which has allowed it to repurchase up to 15 million of its shares in a given 12-month period. The Company most recently renewed this programme in May 2007. Since May 2005, the Company has repurchased and subsequently cancelled approximately 20 million shares for approximately $744 million. Through 30 September 2007, the Company had not repurchased any shares under the current programme and suspended repurchases in May 2007 as a result of its proposed acquisition of Reuters. The following summarises the Company’s repurchases in 2006 and 2007.

			Number of Shares
	Shares	Average Price per	Available for
Three-Month Period Ended	Repurchased	Share	Repurchase

31 March 2006	4,570,000	$36.83
30 June 2006	3,110,000	$39.58
30 September 2006	1,710,600	$39.27
31 December, 2006	1,289,400	$41.41
31 March 2007	1,305,000	$41.74
30 June 2007	495,000	$42.68
30 September 2007	—	—	15,000,000

Shares that the Company repurchases are cancelled. Thomson may repurchase shares in open market transactions on the TSX or the NYSE. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the programme at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with the applicable Canadian securities laws and the requirements of Rule 10b5-1 under the US Exchange Act.

Series II, Cumulative Redeemable Preference Shares

The authorised preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorised to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at 31 December 2006 and 2005, 6,000,000 shares of Series II, Cumulative Redeemable Preference Shares were outstanding. The Series II Preference Shares are non-voting and are redeemable at the option of Thomson for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70 per cent. of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorised Series II Preference Shares is 6,000,000.

Note 15:	Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested DSUs. DSUs represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.
PR Annex I,
20.4.3

	Nine Months Ended
	30 September
	2007	2006
		(Unaudited)

Earnings from continuing operations	789	610
Dividends declared on preference shares	(4)	(4)
Earnings from continuing operations attributable to common shares	785	606

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below:

	Nine Months Ended
	30 September
	2007	2006
		(Unaudited)

Weighted-average number of common shares outstanding	640,248,541	644,349,186
Vested DSUs	829,582	651,383
Basic	641,078,123	645,000,569
Effect of stock and other incentive plans	3,211,346	1,734,142
Diluted	644,289,469	646,734,711

Note 16:	Employee Benefit Plans
PR Annex I,
20.4.3

The Company’s net defined benefit plan expense is comprised of the following elements:

	Nine Months Ended 30 September
	Pensions		Other Post-Retirement Plans
	2007	2006	2007	2006
		(Unaudited)		(Unaudited)

Current service cost	56	47	3	2
Interest cost	111	104	9	7
Expected return on plan assets	(120)	(116)	—	—
Amortisation of net actuarial losses	33	40	3	3
Amortisation of prior service cost	—	1	—	—

Net defined benefit plan expense	80	76	15	12

The significant assumptions employed to determine the net periodic pension and post-retirement plans’ expenses were consistent with those disclosed in the Company’s audited consolidated financial statements for the year ended 30 December 2006. The accrued benefit obligations as of 30 September 2007 reflect the valuation included in the Company’s audited consolidated financial statements for the year ended 30 December 2006 and activity in 2007.

Note 17:	Commitments and Contingencies

In the third quarter of 2007, the US District Court for the Western District of Pennsylvania decided against the Company in a patent infringement case related to a business formerly owned by Thomson Financial. The Company subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus fees and interest. At this time, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company’s financial condition, taken as a whole.

In 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, the Company was notified by the authorities that they had completed their inquiry and no action would be taken against Thomson.

As previously disclosed, the Company is a defendant in a lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the US District Court for the Southern District of New York. The lawsuit alleges primarily violations of US federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with an agreement in principle to settle the case.

The Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in management’s discussion and analysis for each of the three-month period ended 31 March 2007 and the year ended 31 December 2006. The outcome of all of the proceedings and claims against the Company, including, without limitation, those described in management’s discussion and analysis for each of the three month period ended 31 March 2007 and the year ended 31 December 2006, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, taken as a whole.

Note 18:	Acquisitions

The number of transactions completed during the nine-month periods ended 30 September 2007 and 2006 and the related cash consideration were as follows:
PR Annex I,
20.4.3

	Nine Months Ended
	30 September
Number of transactions	2007	2006
		(Unaudited)

Businesses and identifiable intangible assets acquired	26	20
Investments in businesses	—	1

	Nine Months Ended
	30 September
Cash consideration	2007	2006
		(Unaudited)

Businesses and identifiable intangible assets acquired	265	356
Contingent consideration payment — TradeWeb LLC	50	50
Investments in businesses	—	2

Total acquisitions	315	408

Included in these acquisitions were the purchases of: (i) Prous Science, a provider of life sciences information solutions, in September 2007; (ii) CrossBorder Solutions, a provider of tax software, in March 2007; (iii) Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, in March 2006; and (iv) MercuryMD, Inc., a provider of mobile information systems serving the healthcare market, in June 2006.

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below.
PR Annex I, 20.4.3

	Nine Months Ended
	30 September
	2007	2006
		(Unaudited)

Goodwill	118	216
Identifiable intangible assets with finite lives	182	145

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the nine-month period ended 30 September 2007, approximately one-half of the acquired goodwill is not deductible for tax purposes. For the nine-month period ended 30 September 2006, the majority of the acquired goodwill is not deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The classifications of identifiable intangible assets acquired in 2007 are anticipated to be proportionately consistent with those disclosed in the Company’s audited consolidated financial statements for the year ended 30 December 2006.

Included in assets and liabilities of discontinued operations were two acquisitions purchased for cash consideration of $54 million.

Additionally, during the third quarters of 2007 and 2006, the Company paid $50 million in each period for contingent earnout payments related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The payment in 2007 constitutes the final payment under this agreement.

Note 19:	Financial Instruments

Accounting Change

Effective 1 January 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortised cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is a recognised asset or liability. The unrealised gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealised gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealised gains and losses are reported in earnings.

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts”. The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets”, “Other non-current assets”, and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on 30 September 2007 and 31 December 2006.

Credit Risk

Thomson attempts to minimise its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At 30 September 2007, a significant portion of the Company’s cash was invested in money market funds with numerous institutions. All of the money market funds were rated AAA.

Credit Facilities
PR Annex I,
10.1

In August 2007, the Company entered into a new syndicated credit agreement with a group of banks. This new credit agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, the Company may request an increase in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. This new agreement is available to provide liquidity in connection with the Company’s commercial paper programme and for general corporate purposes of the Company and its subsidiaries including, following the closing of the Transaction with Reuters, Thomson Reuters PLC and its subsidiaries. The maturity date of the agreement is 14 August 2012. However, the Company may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described below. In connection with entering into this new agreement, the Company terminated the existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.

Additionally, in May 2007, the Company entered into a £4.8 billion Acquisition Credit Facility. The Company entered into this facility as a result of requirements of the Panel, which require the Company and its financial advisers for the transaction to confirm its ability to finance its Transaction with Reuters. The Company may only draw down amounts under this facility to finance the Transaction, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that the Company incurs in connection with the Transaction and the Acquisition Credit Facility. As of 30 September 2007, the Company had not utilised this facility. In July 2007, the Company reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. In accordance with the terms of the new facility, the Company is required to hold certain of these sale proceeds in “permitted investments”, as defined by the facility, until the closing of the proposed Reuters Transaction. These “permitted investments” include, among other investments, money market funds that are rated at least “A- or better. The facility is structured as a 364-day credit line with subsequent extension” term-out options that would allow the Company to extend the final maturity until May 2009.

Under the terms of the syndicated credit agreement and acquisition credit agreement, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortisation and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect the Company’s cash and cash equivalents balance. As of 30 September 2007, the Company was in compliance with this covenant.

At 30 September 2007, undrawn and available bank facilities amounted to $7.5 billion.

Short-term Indebtedness
PR Annex III,
3.2

At 31 December 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8 per cent. The rate was 5.3 per cent. after taking into account hedging arrangements.
CESR35

Long-term Debt and Related Derivative Instruments

On 2 October 2007, the Company completed the offering of $800 million of 5.70 per cent. notes due 2014. The net proceeds from this offering were approximately $790 million. See Note 25.

In July 2007, the Company repaid C$250 million of debentures upon their maturity.

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying Amount		Fair Value
	Primary Debt	Derivative	Primary Debt	Derivative
As at 30 September 2007	Instruments	Instruments	Instruments	Instruments

Bank and other	5	—	5	—
4.35 per cent. Notes, due 2009	298	(54)	295	(54)
4.50 per cent. Notes, due 2009	247	(63)	247	(63)
5.20 per cent. Notes, due 2014	599	(121)	589	(121)
6.85 per cent. Medium-term notes, due 2011	397	(153)	419	(153)
5.75 per cent. Notes, due 2008	400	—	401	—
4.25 per cent. Notes, due 2009	200	—	196	—
4.75 per cent. Notes, due 2010	250	—	246	—
6.20 per cent. Notes, due 2012	700	—	718	—
5.25 per cent. Notes, due 2013	250	—	244	—
5.50 per cent. Debentures, due 2035	400	—	349	—
7.74 per cent. Private placement, due 2010	75	—	79	—

	3,821	(391)	3,788	(391)

Current portion	(403)	—

	3,418	(391)

	Carrying Amount		Fair Value
	Primary Debt	Derivative	Primary Debt	Derivative
As at 31 December, 2006	Instruments	Instruments	Instruments	Instruments

Bank and other	111	—	109	—
6.50 per cent. Debentures, due 2007	217	(38)	217	(38)
4.35 per cent. Notes, due 2009	258	(21)	258	(21)
4.50 per cent. Notes, due 2009	217	(33)	217	(33)
5.20 per cent. Notes, due 2014	522	(58)	536	(58)
6.85 per cent. Medium-term notes, due 2011	345	(108)	378	(108)
5.75 per cent. Notes, due 2008	400	—	401	—
4.25 per cent. Notes, due 2009	200	—	195	—
4.75 per cent. Notes, due 2010	250	—	245	—

6.20 per cent. Notes, due 2012	700	—	723	—
5.25 per cent. Notes, due 2013	250	—	246	—
5.50 per cent. Debentures, due 2035	400	—	363	—
Private placements, due 2006-2010	75	—	81	—

	3,945	(258)	3,969	(258)

Current portion	(264)	38

	3,681	(220)

CESR35

The Company utilised various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into US dollars. These instruments were designated as cash flow hedges and recorded in the Company’s consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was $26 million as of 30 September 2007. The total fair value for these agreements at 30 September 2007 was $299 million.

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into US dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at 30 September 2007 was $92 million.

Currency Risk Exposures

Bank and other debt at 30 September 2007 and at 31 December 2006 were primarily US dollar-denominated. The 4.35 per cent. Notes, 4.50 per cent. Notes, 5.20 per cent. Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into US dollars. The 6.50 per cent. Debentures were also hedged into US dollars through the date of repayment in July 2007. The 5.75 per cent. Notes, 4.25 per cent. Notes, 4.75 per cent. Notes, 6.20 per cent. Notes, 5.25 per cent. Notes, 5.50 per cent. Debentures and private placements are US dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging		After Currency Hedging
	Arrangements		Arrangements(1)
	9/30/07	12/31/06	9/30/07	12/31/06

Canadian dollar	1,542	1,559	—	—
US dollar	2,276	2,348	3,453	3,703
Other currencies	3	38	3	38

	3,821	3,945	3,456	3,741

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustments of $26 million and $54 million at 30 September 2007 and 31 December 2006, respectively.

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	2012	Thereafter	Total

Before currency hedging arrangements	3	400	747	325	397	700	1,249	3,821
After currency hedging arrangements(1)	3	400	632	325	254	700	1,142	3,456

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustments of $26 million and $54 million at 30 September 2007 and 31 December 2006, respectively.

Interest Rate Risk Exposures

At 30 September 2007, the Company held four cross-currency interest rate swap agreements which swap from fixed to floating interest rates. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average	Per cent.		Average	Per cent.
	2007	Interest Rate	Share	2006	Interest Rate	Share

Total fixed	3,147	5.5 per cent.	91	3,218	5.4 per cent.	86
Total floating	309	5.5 per cent.	9	523	5.6 per cent.	14

	3,456	5.5 per cent.	100	3,741	5.4 per cent.	100

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 91 per cent. to 9 per cent. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At 30 September 2007 and 31 December 2006, the fair value of foreign exchange contracts was not material.

Hedging Programme for Reuters Consideration

As the funding of the cash consideration required to be paid to Reuters Shareholders will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging programme to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid approximately $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices of approximately $2.05/£1.00. These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at 30 September 2007 was approximately $67 million.

Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds. As of 30 September 2007, the balance in these funds, which were included in consolidated balance sheet as cash and cash equivalents, totaled approximately £1.4 billion.

Investments

At 30 September 2007 and 31 December 2006, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.

Note 20:	Stock-based Compensation

Phantom Stock Plan

Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognised over the applicable period. At 30 September 2007, the authorised number of SARs was 20,500,000 and there were 3,231,695 units available for grant. At 31 December 2006, the authorised number of SARs was 20,500,000 and there were 3,189,867 units available for grant. Thomson recognised an (income) expense of $(4) million and $3 million (unaudited) related to the phantom stock plan for the nine months ended 30 September 2007 and 2006, respectively, in the consolidated statement of earnings.

A summary of the status of the Canadian dollar-denominated stock appreciation rights outstanding as of 30 September 2007 and 31 December 2006, and changes during the periods ended on those dates, is as follows:

	Nine Months Ended 30 September 2007		Twelve Months Ended 31 December 2006
		C$		C$
		Weighted-		Weighted-
		Average		Average
	SARs	Exercise Price	SARs	Exercise Price

Outstanding at beginning of period	1,531,558	40.84	2,209,503	38.66
Granted	—	—	—	—
Exercised	(326,307)	38.21	(527,000)	33.01
Forfeited	(182,588)	42.72	(150,945)	36.26

Outstanding at end of period	1,022,663	41.34	1,531,558	40.84

Exercisable at end of period	782,111	41.30	1,197,941	40.65

The following table summarises the Canadian dollar-denominated stock appreciation rights outstanding at 30 September 2007:

SARs outstanding			SARs exercisable
		C$ Weighted-			C$
		Average			Weighted-
	Number	Remaining	Weighted-	Number	Average
C$ range of	Outstanding at	Contractual	Average	Exercisable at	Exercise
Exercise Prices	9/30/07	Life	Exercise Price	9/30/07	Price

36.00 — 41.00	603,333	4.15	38.36	463,731	37.63
41.74 — 48.40	365,010	6.32	43.87	264,060	44.42
57.40 — 57.45	54,320	3.23	57.40	54,320	57.40

During the nine months ended 30 September 2007, 115,760 US dollar-denominated SARs were granted, at a weighted-average exercise price of $42.91. All of the SARs were outstanding as of 30 September 2007 and had a remaining contractual life of 9.42 years.

Stock Incentive Plan

In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorises the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company’s shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of 30 September 2007 and 31 December 2006, there were 20,526,544 and 22,384,901 awards available for grant, respectively.

Stock Options

Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the NYSE on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25 per cent. per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or US dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of 30 September 2007 and 31 December 2006, and changes during the periods ended on those dates, is as follows:

	Nine Months Ended 30 September 2007		Twelve Months Ended 31 December 2006
		C$ Weighted-		C$ Weighted-
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding at beginning of period	5,099,392	49.79	5,451,664	49.67
Granted	—	—	—	—
Exercised	(93,400)	45.02	(157,800)	42.69
Forfeited	(256,340)	52.56	(194,472)	52.16

Outstanding at end of period	4,749,652	49.74	5,099,392	49.79

Exercisable at end of period	4,734,777	49.76	5,067,267	49.85

The following table summarises information on Canadian dollar-denominated stock options outstanding at 30 September 2007:

Options Outstanding				Options Exercisable
		Weighted-
		Average	C$ Weighted-		C$ Weighted-
	Number	Remaining	Average	Number	Average
C$ Range of	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Exercise Prices	9/30/07	Life	Price	9/30/07	Price

40.69 — 44.40	1,075,000	2.75	41.06	1,060,125	41.05
45.90 — 48.70	1,975,472	4.20	48.36	1,975,472	48.36
50.25 — 57.45	1,699,180	3.20	56.84	1,699,180	56.84

A summary of the status of the US dollar-denominated options granted and exercised as of 30 September 2007 and 31 December 2006, and changes during the periods ended on those dates, is as follows:

	Nine Months Ended
	30 September 2007		Twelve Months Ended 31 December 2006
		US$		US$ Weighted-
		Weighted-Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of period	9,627,964	32.98	10,469,989	32.62
Granted	1,827,510	42.95	380,000	38.27
Exercised	(1,020,877)	32.22	(742,400)	30.83
Forfeited	(429,597)	34.77	(479,625)	32.66

Outstanding at end of period	10,005,000	34.80	9,627,964	32.98

Exercisable at end of period	4,753,651	31.76	5,094,436	31.39

The following table summarises information on US dollar-denominated stock options outstanding at 30 September 2007:

Options Outstanding			Options Exercisable
			US$
		Weighted-	Weighted-		US$
	Number	Average	Average	Number	Weighted-
US$ Range of	Outstanding at	Remaining	Exercise	Exercisable at	Average
Exercise Prices	9/30/07	Contractual Life	Price	9/30/07	Exercise Price

26.06 - 29.70	1,332,492	5.20	26.08	1,332,492	26.08
30.79 - 33.76	4,035,630	6.73	33.54	2,542,195	33.47
33.87 - 42.96	4,636,878	8.67	35.54	878,964	35.43

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognised as expense over the vesting period. For the nine months ended 30 September 2007 and 2006, compensation expense recorded in connection with stock options was $19 million and $16 million (unaudited), respectively.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $8.57 and $7.99 for the nine months ended 30 September 2007 and year ended 31 December 2006, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the nine months ended 30 September 2007 and year ended 31 December 2006 were as follows:

	Nine Months Ended 30	Twelve Months Ended
	September 2007	31 December 2006

Risk-free interest rate	4.7 per cent	4.6 per cent
Dividend yield	2.3 per cent	2.3 per cent
Volatility factor	17.1 per cent	18.5 per cent
Expected life (in years)	6	6

Restricted Share Units

In 2004, the Company made its initial grant of Restricted Shares Units (“RSUs”). RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognised over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the nine months ended 30 September 2007 and 2006, compensation expense recorded in connection with RSUs was $4 million and $3 million (unaudited), respectively.

A summary of the status of the time-based RSUs granted and vested as of 30 September 2007 and 31 December, 2006 and changes during the periods ended on those dates, is as follows:

	Nine Months Ended 30 September 2007		Twelve Months Ended 31 December 2006
		US$		US$
		Weighted-		Weighted-
		Average		Average
	RSUs	Value	RSUs	Value

Outstanding at beginning of period	407,925	35.89	223,715	33.86
Granted	145,637	42.84	192,098	38.20
Cancellations	(10,402)	32.58	—	—
Vested	(26,220)	34.10	(7,888)	34.79

Outstanding at end of period	516,940	38.00	407,925	35.89

In January 2007 and 2006, 5,239 and 2,991 shares, respectively, were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. No other outstanding RSUs vest until 31 December 2007.

Performance Restricted Share Units

In 2006, the Company introduced a new form of long-term incentive plan (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.

Under the 2006 LTIP awards, participants are granted Performance Restricted Share Units (“PRSUs”) which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0 per cent. and 200 per cent. of the initial grant amounts may vest.

The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognised over the three-year performance period based upon the closing price of the Company’s common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.

For the nine months ended 30 September 2007 and 2006, compensation expense recorded in connection with PRSUs was $12 million and $7 million (unaudited), respectively.

A summary of the status of the performance-based RSUs granted and vested as of 30 September 2007 and 31 December 2006, and changes during the periods ended on those dates, is as follows:

	Nine Months Ended 30 September 2007		Twelve Months Ended 31 December 2006
		US$		US$
		Weighted-		Weighted-
		Average		Average
	PRSUs	Value	PRSUs	Value

Outstanding at beginning of period	705,109	38.88	—	—
Granted	750,347	42.93	705,109	38.88
Cancellations	(163,789)	39.19	—	—
Vested	—	—	—	—

Outstanding at end of period	1,291,667	41.13	705,109	38.88

Employee Stock Purchase Plan

In 2005, the Company initiated an Employee Stock Purchase Plan (“ESPP”) under which eligible US employees may purchase a maximum of 6,000,000 common shares. In 2006, the Company expanded the ESPP to eligible employees in Canada and the United Kingdom under a separate global plan that provides for the issuance of up to an additional 2,000,000 common shares. Each quarter, employees may elect to withhold up to 10 per cent. of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85 per cent. of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognised an expense of $4 million for each of the nine months ended 30 September 2007 and year ended 31 December 2006 relating to the 15 per cent. discount of purchased shares. In the nine months ended 30 September 2007, and the year ended 31 December 2006, 622,992 and 754,993 shares were issued under the plan, respectively.
PR Annex I,
10.2

Note 21:	Supplemental Cash Flow Information

Details of “Changes in working capital and other items” were as follows:

	Nine Months Ended 30 September
	2007	2006
		(Unaudited)

Accounts receivable	76	82
Inventories	(10)	(10)
Prepaid expenses and other current assets	(58)	21
Accounts payable and accruals	(138)	(139)
Deferred revenue	(57)	(67)
Income taxes	25	(29)
	PR Annex I, 20.4.3
Other	(44)	(9)

	(206)	(151)

Non Cash Transactions

During the nine months ended 30 September 2007 and 2006, the Company issued 622,992 and 552,987 shares, respectively, to employees in connection with its employee stock purchase plans.
PR Annex I, 19

Note 22:	Related Party Transactions

As of 30 September 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70 per cent. of the Company’s common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million. In the nine months ended 30 September 2007, these rentals and services totalled approximately $1 million.

The employees of Jane’s Information Group (“Jane’s”), a business sold by the Company to Woodbridge in April 2001, participated in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane’s to a third party. As a consequence of the sale, Jane’s employees have ceased active participation in the Company’s plans. During its period of participation, Jane’s made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from the Company, Woodbridge assumed the pension liability associated with the active employees of Jane’s.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programmes via the Company’s captive insurance subsidiary. Woodbridge is included in these programmes and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were approximately $50,000, which would approximate the premium charged by a third party insurer for such coverage. In the nine months ended 30 September 2007, these premiums totalled approximately $36,000.

The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

The Company has entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Mr. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2006, Thomson paid Hewitt $16 million for its services. In the nine months ended 30 September 2007, the Company paid Hewitt approximately $9 million associated with this agreement.

Note 23:	Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Effective 1 January 2007, the Company realigned its continuing operations into five new segments consisting of Legal, Financial, Tax & Accounting, Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company.

The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Additionally, in March 2007, a broker research business managed by the Legal segment was transferred to the Financial segment. Financial information for all periods has been restated to reflect this transfer.
PR Annex I, 6.2

Reportable Segments

	Nine Months Ended		Nine Months Ended
	30 September 2007		30 September 2006
		Segment		Segment
		Operating		Operating
	Revenues	Profit	Revenues	Profit
			(Unaudited)

	PR Annex I, 20.4.3
Legal	2,458	778	2,228	693
Financial	1,611	319	1,497	269
Tax & Accounting	457	95	387	73
Scientific	471	120	440	105
Healthcare	294	28	216	20

Segment totals	5,291	1,340	4,768	1,160
Corporate and other[1]	—	(258)	—	(151)
Eliminations	(13)	—	(12)	—

Total	5,278	1,082	4,756	1,009

(1)	Corporate and other includes corporate costs, certain costs associated with the Company’s stock compensation plans, THOMSONplus and Reuters Transaction costs.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is operating profit before amortisation of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortisation of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings:

PR Annex I,
20.4.3

	Nine Months Ended 30 September
	2007	2006
		(Unaudited)

Segment operating profit	1,082	1,009
Less: Amortisation	(189)	(178)

Operating profit	893	831

Note 24:	Reconciliation of Canadian to US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following table presents the material differences between Canadian and US GAAP:

	Nine Months
	Ended 30 September
	2007	2006
		(Unaudited)

	PR Annex I, 20.4.3
Net earnings under Canadian GAAP	3,570	729
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	77	14
Derivative instruments and hedging activities	(8)	3
Income taxes	(60)	(23)

Net income under US GAAP	3,579	723

Earnings under US GAAP from continuing operations	752	594
Earnings under US GAAP from discontinued operations	2,827	129

Net income under US GAAP	3,579	723

Basic earnings per common share, under US GAAP, from:
Continuing operations	$1.17	$0.91
Discontinued operations, net of tax	$4.41	$0.20

Basic earnings per common share	$5.58	$1.11

Diluted earnings per common share, under US GAAP, from:
Continuing operations	$1.16	$0.91
Discontinued operations, net of tax	$4.39	0.20

Diluted earnings per common share	$5.55	$1.11

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to 1 January 2001, various differences existed between Canadian and US GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under US GAAP which, prior to 1 January 2001, were capitalised under Canadian GAAP; (ii) overall decreased amortisation charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Under US Statement of Financial Accounting Standards (“FAS”) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognised in the balance sheet at their fair values, and changes in fair value are recognised either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective 1 January 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in Note 5.

Prior to 1 January 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From 1 January 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to 1 January 2004 was recorded in the income statement. The fair value as of 1 January 2004 was deferred and amortised into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to 1 January 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period’s pre-tax income of each jurisdiction. Under US GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company’s interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions. Additionally, US GAAP requires that the effect of a change in tax laws be recorded upon enactment. Under Canadian GAAP, changes in tax laws are recorded upon substantial enactment.

The income tax adjustment consists of the following:

	Nine Months Ended 30 September
	2007	2006
		(Unaudited)

	PR Annex I, 20.4.3
Additional provision due to different accounting principles described above	(35)	(18)
Tax effect of US GAAP pre-tax reconciling items	(25)	(5)

Total income taxes per reconciliation	(60)	(23)

As discussed in Note 5, effective 1 January 2007, the Company adopted a new accounting policy under Canadian GAAP for uncertain income tax positions which conforms to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”). The adoption of FIN 48 was required for US GAAP purposes as of 1 January 2007. As a result of this adoption, there is no material difference in treatment between Canadian and US GAAP for uncertain income tax positions.

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement’s impact on its financial statements.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement’s impact on its financial statements.

Note 25:	Subsequent Events

On 2 October 2007, the Company completed an offering of $800 million of 5.7 per cent. debentures due 2014. The net proceeds from this offering were approximately $790 million. The Company used these proceeds (i) to repay its $400 million principal amount of 5.75 per cent. notes which matured in February 2008, (ii) to replace funds used to repay its C$250 million principal amount of 6.50 per cent. notes which matured in July 2007, and (iii) for general corporate purposes. On 20 October 2007, the shelf prospectus under which the Company completed this offering expired.

On 5 October 2007, the Company completed the acquisition of Deloitte Tax LLP’s Property Tax Services business. The unit will be known as Thomson Property Tax Services and will be included in the Thomson Tax & Accounting segment.

Also, on 5 October 2007, the Company completed the transfer of all liabilities and assets with respect to the Thomson Regional Newspapers Pension Plan (“TRN plan”) to a third party. As a result of the transfer, the Company no longer maintains responsibility for the TRN plan. A gain of $34 million was recognised in the fourth quarter of 2007 in connection with this transaction.

On 11 October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This transaction closed in January 2008. The partnership will utilise TradeWeb’s established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers invested $180 million to purchase a 15 per cent. stake in an entity that includes TradeWeb’s established markets, as well as the Company’s Autex and order routing businesses, which was renamed TradeWeb Markets. Additionally, Thomson and the dealers funded additional investment in asset class expansion through a new entity, TradeWeb New Markets. Thomson’s contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson owns 20 per cent. of TradeWeb New Markets and the consortium owns 80 per cent. The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.

On 12 October 2007, the Company sold Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6 per cent. promissory note of $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. The Company recognized a post-tax gain of $18 million related to this transaction.

In November 2007, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

In November 2007, the Company announced it has resumed its share repurchase programme (normal course issuer bid). Under the current programme, the Company may repurchase up to 15 million of its common shares. The Company temporarily suspended repurchases prior to its announcement of its proposed acquisition of Reuters Group PLC in May 2007.

On December 14, 2007, the Company announced that Woodbridge plans to reinvest the equivalent of 50% of the dividends that it receives during the first three quarters of 2008. Woodbridge’s reinvestment in additional common shares of the Company will be in accordance with the terms of the Company’s dividend reinvestment plan programme. Thomson shareholders may elect to reinvest their dividends in common shares at the prevailing market price.

In December 2007, the Company paid $1.3 billion in income taxes related to the gain realized on the sale of various Thomson Learning businesses in 2007.

In December 2007, the Company sold GEE, a regulatory information business in the United Kingdom. This business was previously managed within Thomson Legal.

In January 2008, the Company completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will be included in the Thomson Tax & Accounting segment.

On 7 February 2008, the Company announced that its board of directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008.

On 19 February 2008, the Company and Reuters announced that the European Commission, US Department of Justice and Canadian Competition Bureau gave approval for the Company’s proposed acquisition of Reuters.

4.	Independent auditors’ report on Thomson interim results for the nine months ended 30 September 2007

The Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, Connecticut 06902
United States

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

29 February 2008

Ladies and Gentlemen

We have audited the consolidated balance sheet of The Thomson Corporation (the “Company”) as at 30 September 2007 and the consolidated statements of earnings, cash flow, and changes in shareholders’ equity for the nine month period ended 30 September 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2007 and the results of its operations and its cash flows for the nine month period ended 30 September 2007 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Thomson Reuters PLC Prospectus dated 29 February 2008 (the “Prospectus”) and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

5.	Audited consolidated financial statements for the three years ended 31 December 2006

INDEPENDENT AUDITORS’ REPORT

To the shareholders of The Thomson Corporation:

We have audited the accompanying consolidated balance sheets of The Thomson Corporation (the “Company”) as at 31 December 2006, 2005 and 2004, and the related consolidated statements of earnings, cash flows and changes in shareholders’ equity for each of the three years in the period ended 31 December 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2006, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
23 February 2007 (except for Notes 7, 23 and 25, which are as at 30 November 2007)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

EXPLANATORY NOTE

The Thomson Corporation (“Thomson” or the “Company”) is including these updated financial statements, as opposed to incorporating previous filings, to reflect current presentations that reclassify certain financial information for:

(1)	changes in its reportable segments that occurred effective 1 January 2007 and:

(2)	changes in the classification of certain businesses and operations that have been, or are to be, sold and classified as discontinued operations.

This report reclassifies certain financial information for each of the three years in the period ended 31 December 2006.

Change in reportable segments

Thomson is a global provider of integrated information solutions for business and professional customers. Effective 1 January 2007, the Company realigned its continuing operations into five new segments consisting of Legal; Financial; Tax & Accounting; Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation.

The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Additionally, in March 2007, a broker research business managed by the Legal segment was transferred to the Financial segment. Financial information for all periods has been restated to reflect this transfer.

The format as of 1 January 2007 has already been disclosed in the Company’s Quarterly Information Filing for the three months ended 31 March 2007, for the six months ended 30 June 2007 and for the nine months ended 30 September 2007.

Classification of certain entities as discontinued operations

As disclosed in the Company’s quarterly and annual filings, various businesses have been reclassified as discontinued operations within the consolidated financial statements for all periods presented. The businesses classified as discontinued operations in the attached report and the dates on which the reclassification occurred are set out below:

2007 Activity

•	In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

•	In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

2006 Activity

•	In October 2006, the Company announced its intention to sell Thomson Learning through three independent processes, each on its own schedule, as follows:

•	In May 2007, the Company agreed to sell Thomson Learning’s higher education, careers and library reference businesses. The sale was completed in July 2007.

•	In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training.

•	In June 2007, the Company agreed to sell Prometric, a global leader in assessment services. The sale was completed in October 2007.

•	In the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. The Company completed the sale of its Market Research business in May 2007 and its NewsEdge business in July 2007.

•	In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

•	In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

•	In the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

2005 Activity

•	In December 2005, the Company’s board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.

2004 Activity

•	In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets.

•	In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media.

•	In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning.

The Thomson Corporation

Consolidated Statement of Earnings

	Year Ended 31 December
	2006	2005	2004
	(Note 7)	(Note 7)	(Note 7)
(Millions of US dollars, except per common share amounts)

Revenues	6,612	6,145	5,658
Cost of sales, selling, marketing, general and administrative expenses	(4,678)	(4,330)	(3,981)
Depreciation (notes 11 and 12 )	(439)	(414)	(415)
Amortisation (note 13)	(241)	(235)	(206)

Operating profit	1,254	1,166	1,056
Net other income (expense) (note 4)	1	(28)	2
Net interest expense and other financing costs (note 5)	(221)	(221)	(235)
Income taxes (note 6)	(118)	(260)	(177)

Earnings from continuing operations	916	657	646
Earnings from discontinued operations, net of tax (note 7)	204	277	365

Net earnings	1,120	934	1,011
Dividends declared on preference shares (note 16)	(5)	(4)	(3)

Earnings attributable to common shares	1,115	930	1,008

Earnings per Common Share (Note 8)
Basic and diluted earnings per common share:
From continuing operations	$1.41	$1.00	$0.98
From discontinued operations	0.32	0.42	0.56

Basic and diluted earnings per common share	$1.73	$1.42	$1.54

The related notes form an integral part of these consolidated financial statements.

PR Annex I, 20.1(a)

The Thomson Corporation

Consolidated Balance Sheet

	31 December
	2006	2005	2004
	(Note 7)	(Note 7)	(Note 7)
(Millions of US dollars)

Assets
Cash and cash equivalents	334	407	405
Accounts receivable, net of allowances of $97 million (2005 — $102 million, 2004 - $126 million) (note 9)	1,362	1,169	1,110
Inventories (note 10)	72	67	69
Prepaid expenses and other current assets	296	256	235
Deferred income taxes (note 6)	153	129	112
Current assets of discontinued operations (note 7)	1,048	981	961

Current assets	3,265	3,009	2,892
Computer hardware and other property, net (note 11)	625	604	576
Computer software, net (note 12)	647	568	588
Identifiable intangible assets, net (note 13)	3,456	3,514	3,713
Goodwill (note 14)	6,543	5,938	5,952
Other non-current assets	1,082	1,129	1,132
Non-current assets of discontinued operations (note 7)	4,514	4,672	4,790

Total assets	20,132	19,434	19,643

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness (note 15)	333	191	5
Accounts payable and accruals	1,304	1,197	1,230
Deferred revenue	964	791	757
Current portion of long-term debt (note 15)	264	98	295
Current liabilities of discontinued operations (note 7)	874	830	796

Current liabilities	3,739	3,107	3,083
Long-term debt (note 15)	3,681	3,957	3,987
Other non-current liabilities	785	791	980
Deferred income taxes (note 6)	997	1,156	1,164
Non-current liabilities of discontinued operations (note 7)	449	460	467

Total liabilities	9,651	9,471	9,681

Shareholders’ equity
Capital (note 16)	2,799	2,726	2,696
Retained earnings	7,169	6,992	6,808
Accumulated other comprehensive income	513	245	458

Total shareholders’ equity	10,481	9,963	9,962

Total liabilities and shareholders’ equity	20,132	19,434	19,643

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

PR Annex I, 20.1(d)

The Thomson Corporation

Consolidated Statement of Cash Flow

	Year Ended 31 December
	2006	2005	2004
	(Note 7)	(Note 7)	(Note 7)
(Millions of US dollars)

Cash provided by (used in):
Operating Activities
Net earnings	1,120	934	1,011
Remove earnings from discontinued operations	(204)	(277)	(365)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	439	414	415
Amortisation (note 13)	241	235	206
Net gains on disposals of businesses and investments (note 4)	(47)	(5)	(53)
Loss from redemption of bonds (notes 4 and 15)	—	23	53
Deferred income taxes (note 6)	(121)	(58)	(50)
Other, net	204	56	120
Pension contributions (note 17)	(23)	(30)	(7)
Changes in working capital and other items (note 21)	(46)	(56)	(174)
Cash provided by operating activities — discontinued operations (note 7)	562	643	652

Net cash provided by operating activities	2,125	1,879	1,808

Investing Activities
Acquisitions, less cash therein of $11 million (2005 — $8 million, 2004 — $210 million) (note 19)	(744)	(246)	(1,123)
Proceeds from disposals (note 19)	88	4	87
Capital expenditures, less proceeds from disposals of $3 million (2005 — $2 million, 2004 — $4 million)	(453)	(427)	(407)
Other investing activities	(26)	(25)	(37)
Capital expenditures of discontinued operations (note 7)	(184)	(215)	(215)
Other investing activities of discontinued operations	(17)	(14)	(28)
Proceeds from (income taxes paid on) disposals of discontinued operations (note 7)	81	(105)	474
Acquisitions by discontinued operations	(35)	(43)	(214)

Net cash used in investing activities	(1,290)	(1,071)	(1,463)

Financing Activities
Proceeds from debt (note 15)	—	401	1,174
Repayments of debt (note 15)	(88)	(621)	(1,185)
Net borrowings (repayments) under short-term loan facilities	108	184	(92)
Premium on bond redemption (note 15)	—	(22)	(41)
Repurchase of common shares	(412)	(256)	—
Dividends paid on preference shares (note 16)	(5)	(4)	(3)
Dividends paid on common shares (note 16)	(553)	(505)	(484)
Other financing activities, net	38	25	2

Net cash used in financing activities	(912)	(798)	(629)

Translation adjustments	4	(8)	6

(Decrease) increase in cash and cash equivalents	(73)	2	(278)
Cash and cash equivalents at beginning of period	407	405	683

Cash and cash equivalents at end of period	334	407	405

Supplemental cash flow information is provided in notes 5, 20 and 21.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Statement of Changes in Shareholders’ Equity

					Accumulated
					Other	Total
	Stated				Comprehensive	Retained
	Share	Contributed	Total	Retained	Income	Earnings
	Capital(1)	Surplus	Capital	Earnings	(‘‘AOCI”)	and AOCI	Total
(Millions of US Dollars)

Balance, 31 December 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (Note 2)	—	—	—	—	51	51	51

Balance, 1 January 2006	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				1,120	—	1,120	1,120
Unrecognised net gain on cash flow hedges				—	8	8	8
Foreign currency translation adjustments				—	230	230	230
Net gain reclassified to income				—	(21)	(21)	(21)

Comprehensive income				1,120	217	1,337	1,337
Dividends declared on preference shares	—	—	—	(5)	—	(5)	(5)
Dividends declared on common shares	—	—	—	(567)	—	(567)	(567)
Common shares issued under
Dividend reinvestment plan (“DRIP”)	14	—	14	—	—	—	14
Repurchase of common shares (Note 16)	(41)	—	(41)	(371)	—	(371)	(412)
Effect of stock compensation plans	70	30	100	—	—	—	100

Balance, 31 December 2006	2,642	157	2,799	7,169	513	7,682	10,481

						Total
	Stated					Retained
	Share	Contributed	Total	Retained		Earnings
	Capital(1)	Surplus	Capital	Earnings	AOCI	and AOCI	Total
(Millions of US Dollars)

Balance, 31 December 2004	2,588	108	2,696	6,808	458	7,266	9,962
Comprehensive income:
Net earnings				934	—	934	934
Foreign currency translation adjustments				—	(213)	(213)	(213)

Comprehensive income				934	(213)	721	721
Dividends declared on preference shares	—	—	—	(4)	—	(4)	(4)
Dividends declared on common shares	—	—	—	(517)	—	(517)	(517)
Common shares issued under DRIP	12	—	12	—	—	—	12
Repurchase of common shares	(27)	—	(27)	(229)	—	(229)	(256)
Effect of stock compensation plans	26	19	45	—	—	—	45

Balance, 31 December 2005	2,599	127	2,726	6,992	245	7,237	9,963

						Total
	Stated					Retained
	Share	Contributed	Total	Retained		Earnings
	Capital(1)	Surplus	Capital	Earnings	AOCI	and AOCI	Total
(Millions of US Dollars)

Balance, 31 December 2003	2,568	71	2,639	6,295	259	6,554	9,193
Comprehensive income:
Net earnings				1,011	—	1,011	1,011
Foreign currency translation adjustments					199	199	199

Comprehensive income				1,011	199	1,210	1,210
Dividends declared on preference shares	—	—	—	(3)	—	(3)	(3)
Dividends declared on common shares	—	—	—	(495)	—	(495)	(495)
Common shares issued under DRIP	11	—	11	—	—	—	11
Effect of stock compensation plans	9	37	46	—	—	—	46

Balance, 31 December, 2004	2,588	108	2,696	6,808	458	7,266	9,962

(1)	Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

PR Annex I,
20.1(e)

The Thomson Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of US dollars)

Note 1:	Summary of Significant Accounting Policies
PR Annex I,
20.3

Principles of Consolidation

The consolidated financial statements of Thomson include all controlled companies and are prepared in accordance with Canadian GAAP. All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than US dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognised, net of estimated returns, when the following four criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.

Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-Based Products (Excluding Software)

Revenues from sales of subscription-based products are primarily recognised rateably over the term of the subscription. Where applicable, usage fees above a base period fee are recognised as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortised over the subscription period.

Multiple Element Arrangements

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognised when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilising the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognised as the relevant recognition criteria are met.

Software-Related Products and Services

Licence fees are generally recognised rateably on a straight-line basis over the licence period when the Company has an ongoing obligation over the licence period. Alternatively, if there is neither an associated licence period nor significant future obligations, revenues are recognised upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognised.

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software licence revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licenced product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realisability of the software licence fee.

If an arrangement does not qualify for separate accounting of the software licence and consulting transactions, then software licence revenue is generally recognised together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software licence fees; (2) where services include significant modification or customisation of the software; (3) where significant consulting services are provided for in the software licence contract without additional charge or are substantially discounted; or (4) where the software licence payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognised as a percentage of completed work using the Company’s costs as the measurement factor.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognised as appropriate.

Other Service Contracts

For service or consulting arrangements, revenues are recognised as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognises changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10 per cent.

of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortised into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortised on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognised in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognised is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Computer Software

Capitalised Software for Internal Use

Certain costs incurred in connection with the development of software to be used internally are capitalised once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalisation include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalised amounts, net of accumulated amortisation, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortised over their expected useful lives, which range from three to ten years. The amortisation expense is included in “Depreciation” in the consolidated statement of earnings.

Capitalised Software to be Marketed

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalised once technological feasibility of the product is established and a market for the product has been identified. The capitalised amounts, net of accumulated amortisation, are also included in “Computer software, net” in the consolidated balance sheet. The capitalised amounts are amortised over the expected period of benefit, not to exceed three years, and this amortisation expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortised. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets

Certain trade names with indefinite lives are not amortised. Identifiable intangible assets with finite lives are amortised over their estimated useful lives as follows:

Trade names	2-30 years
Customer relationships	1-40 years
Databases and content	2-25 years
Publishing rights	30 years
Other	2-29 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.

Selected trade names comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method.

Goodwill

Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) for which segment management regularly reviews the operating business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•	In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•	In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognised for that excess.

The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realised. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.
CESR35

Derivative Financial Instruments

See Note 2 for 2006 accounting changes for financial instruments. In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•	cross-currency swap agreements to hedge foreign currency exposures on non-US dollar denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•	interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross-currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realised. The differential paid or received on interest rate swap agreements is recognised as part of net interest expense. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognised in earnings.

Stock-Based Compensation Plans

Stock Incentive Plan

Under the stock incentive plan, Thomson may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.

Stock Options

Options vest over a period of four to five years.  The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the New York Stock Exchange (“NYSE”) on the day prior to the grant date. Compensation expense related to stock options is recognised over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

RSUs vest over a period of up to seven years.  Compensation expense related to RSUs is recognised over the vesting period, based upon the closing price of the Company’s common shares on the NYSE on the day prior to the grant date.

Performance Restricted Share Units

In 2006, the Company introduced a new long-term incentive plan under which certain senior executives are awarded PRSUs. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0 per cent. and 200 per cent. of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognised over the three-year vesting period based upon the closing price of the Company’s common shares on the day prior to the grant date and the number of units expected to vest.

Phantom Stock Plan

Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognised as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.

Employee Stock Purchase Plan

In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15 per cent. discount up to a specified limit utilising after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

Comparative Amounts

Prior periods have been restated for discontinued operations.

Note 2:	Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective 1 January 2006, Thomson adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortised cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognised asset or liability. The effective portion of unrealised gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealised gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealised gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of 1 January 2006:

•	an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•	a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•	an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealised gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

During the year ended 31 December 2006, a net increase of $8 million in unrealised gains for cash flow hedges was reflected in “Accumulated other comprehensive income”. The net realised gain in the period previously deferred on adoption in “Accumulated other comprehensive income” was less than $1 million.

The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in “Prepaid expenses and other current assets”, “Current portion of long-term debt”, “Other non-current assets” and “Long-term debt”.

As of 31 December 2006, approximately $3 million of net deferred gains in “Accumulated other comprehensive income” were expected to be recognised in earnings over the following 12 months. The remaining net deferred gains in “Accumulated other comprehensive income” were expected to be recognised over a period of up to eight years.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to 1 January 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognised over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company’s financial statements for any period in 2006.

Note 3:	THOMSONplus Programme

In 2006, Thomson formally announced the THOMSONplus programme. THOMSONplus is a series of initiatives which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The programme is expected to produce cost savings for its businesses by:

•	realigning its business units into five segments;

•	streamlining and consolidating certain functions such as finance, accounting and business systems;

•	leveraging infrastructure and technology for customer contact centres;

•	establishing low-cost shared service centres;

•	consolidating certain technology infrastructure operations such as voice and data networks, data centres, storage and desktop support; and

•	re-engineering certain product development and production functions and realigning particular sales forces within its business segments.

To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate programme, expenses associated with it are reported within the “Corporate and Other” segment.

In 2006, the Company incurred $60 million of expenses within continuing operations associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to its efforts to deploy SAP as a company-wide ERP system, which will continue throughout 2007 and 2008. The severance primarily related to the elimination of certain positions and the relocation of others to lower cost locations resulting from the establishment of a facility in Hyderabad, India to perform certain finance functions. Additionally, the Company incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.

Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, the Company expects to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009.

Of the $60 million spent on THOMSONplus in 2006, $16 million of expenses were associated with the restructuring activities of the programme. The liabilities associated with these restructuring activities were not material as of 31 December 2006.

Note 4:	Net Other Income (Expense)

The components of net other income (expense) include:

	Year Ended 31 December
	2006	2005	2004

Net gains on disposals of businesses and investments	47	5	53
Loss from redemption of debt securities	—	(23)	(53)
Equity in net earnings of associates	—	5	—
Other income (expense)	(46)	(15)	2

Net other income (expense)	1	(28)	2

Net gains on disposals of businesses and investments

For the year ended 31 December 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment. For the year ended 31 December 2004, net gains on disposals of businesses and investments includes a gain of $35 million from the sale of an investment. Additionally, this amount includes $14 million from the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.

Loss from redemption of debt securities

In August and September 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. In November 2004, the Company redeemed four outstanding issuances of debt securities with an aggregate book value of approximately Cdn$1.2 billion (approximately US$0.8 billion). These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 15.

Other (expense) income

For the year ended 31 December 2006, other expense primarily related to a legal reserve representing Thomson’s portion of the cash settlement expected to be paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. For the year ended 31 December 2005, other expense relates to a write-down of an investment to reflect current estimates of fair value.

Note 5:	Net Interest Expense and Other Financing Costs

The components of net interest expense and other financing costs include:

	Year Ended 31 December
	2006	2005	2004

Interest income	24	16	10
Interest expense on short-term indebtedness	(26)	(9)	(2)
Interest expense on long-term debt	(219)	(228)	(243)

	(221)	(221)	(235)

Interest paid on short-term indebtedness and long-term debt during 2006 was $244 million (2005 — $220 million, 2004 — $250 million) and interest received during 2006 was $25 million (2005 — $14 million, 2004 — $10 million).

Note 6:	Income Taxes

The components of earnings (loss) from continuing operations before taxes by jurisdiction are as follows:

	Year Ended 31 December
	2006	2005	2004

Canada	(242)	(245)	(258)
US and other jurisdictions	1,276	1,162	1,081

Total earnings before taxes(1)	1,034	917	823

(1)	Represents earnings from continuing operations before income taxes.

The provision for income taxes on continuing operations consisted of:

	Year Ended 31 December
	2006	2005	2004

Canada:
Current	1	126	1
Deferred	(20)	(17)	(15)

Total Canadian	(19)	109	(14)

US and other jurisdictions:
Current	238	192	226
Deferred	(101)	(41)	(35)

Total US and other jurisdictions	137	151	191

Total worldwide	118	260	177

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at 31 December are as follows:

	2006	2005	2004

Accrued expenses	181	171	162
Deferred compensation and stock options	124	116	122
Accounts receivable allowances	32	38	35
Tax loss and credit carryforwards	862	794	766
Other	147	78	73

Total deferred tax asset	1,346	1,197	1,158
Valuation allowance	(441)	(412)	(369)

Net deferred tax asset	905	785	789
Intangible assets	(1,279)	(1,230)	(1,249)
Other long-lived assets(1)	(37)	(173)	(191)
Financial instruments	(273)	(237)	(214)
Pension	(144)	(147)	(147)
Other	(16)	(25)	(40)

Total deferred tax liability	(1,749)	(1,812)	(1,841)

Net deferred tax liability	(844)	(1,027)	(1,052)

(1)	Other long-lived assets include Computer hardware and other property and Computer software for internal use.

The net deferred liability of $844 million (2005 — $1,027 million, 2004 - $1,052 million) was comprised of net current deferred tax assets of $153 million (2005 — $129 million, 2004 — $112 million) and net long-term deferred tax liabilities of $997 million (2005 — $1,156 million, 2004 — $1,164 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realised. The following details the movements in the valuation allowance for the years ended 31 December 2006, 2005 and 2004:

	2006	2005	2004

Balance at beginning of year	412	369	406
Additional Canadian and other net operating losses with no benefit	68	89	90
Releases of valuation allowances to income	(26)	(16)	(59)
Reduction due to change in deferred tax liability related to debt instruments(1)	(26)	(63)	(132)
Increase due to tax loss incurred on sale of DBM	—	—	68
Sale of Canadian subsidiary(2)	—	—	(51)
Exchange and other items	13	33	47

Balance at end of year	441	412	369

(1)	Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2006, 2005 and 2004 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

(2)	In the fourth quarter of 2004, the Company sold a wholly-owned subsidiary, whose only asset consisted of Canadian tax loss carryforwards, to a company controlled by Kenneth R. Thomson. See Note 22.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2006	2005	2004

Earnings before taxes	1,034	917	823

Income taxes at the Canadian corporate tax rate of 35.4 per cent. (2005 and 2004 — 36.0 per cent.)	366	330	296
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(276)	(171)	(141)
Additions to valuation allowance due to losses with no benefit	68	89	90
Releases of valuation allowances to income	(26)	(16)	(59)
Net change to contingent tax liabilities(1)	(5)	(93)	7
Withholding tax on repatriation of accumulated profits(2)	—	125	—
Other, net	(9)	(4)	(16)

Income tax provision on continuing operations	118	260	177

(1)	In 2005, this amount includes the recognition of a net tax benefit of $98 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

(2)	During the fourth quarter of 2005, the Company repatriated a substantial portion of the accumulated profits of certain of its subsidiaries. The repatriation was related to the recapitalisation of these subsidiaries. The Company incurred a one-time withholding tax of $125 million in connection with this repatriation, which reduced cash provided by operating activities and net earnings in the fourth quarter by the same amount.

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgement of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. The Company’s contingency reserves principally represent liabilities for the years 2000 to 2006.

At 31 December 2006, the Company had Canadian tax loss carryforwards of $1,467 million, tax loss carryforwards in other jurisdictions of $878 million, and US state tax loss carryforwards which, at current US state rates, have an estimated value of $13 million. If not utilised, the majority of the Canadian tax loss carryforwards will expire between 2008 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the US state tax loss carryforwards expire between 2007 and 2026. The ability to realise the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $15 million, the majority of which may be carried forward indefinitely, and a tax benefit of $85 million related to capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $5.4 billion at 31 December, 2006. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

Note 7:	Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.
PR Annex I,
20.7.1

Thomson completed the sale of its Thomson Learning businesses in 2007:

•	In May 2007, the Company completed the sale of Netg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $14 million.

•	In July 2007, the Company completed its sale of Thomson Learning’s higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.6 billion. The Company recorded a post-tax gain on the sale of $2.7 billion.

•	In October 2007, the Company completed the sale of Prometric to ETS for $310 million in cash and a 6 per cent. promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on continuity of offerings from certain customer contracts.

(See Note 25).

In future periods, the net proceeds will be adjusted for the payment of taxes and post-closing adjustments. The Company recorded impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at 31 March 2007, these impairment charges were reversed in the first quarter of 2007.
PR Annex I,
5.2.2

PR Annex I,
20.7.1

Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company’s Market Research and NewsEdge businesses. It recorded impairment charges associated with these businesses related to identifiable intangible assets and goodwill of $4 million in the fourth quarter of 2006. The Company completed the sale of its Market Research business in May 2007. (See Note 25).
PR Annex I,
5.2.2

In June 2006, the Company’s board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. The Company completed the sale of Peterson’s in July 2006 and K.G. Saur in August 2006. Based upon the status of negotiations at 31 December 2006, the Company recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006.

In December 2005, the Company’s board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company recorded a post-tax gain of $23 million related to the completion of the sale in the third quarter of 2006.

For the year ended 31 December 2006, discontinued operations includes a gain of $21 million associated with currency translation adjustments on disposals which were released from “Accumulated other comprehensive income” in the consolidated balance sheet.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. The Company recorded a post-tax gain of $94 million in 2004. The results of Thomson Media had previously been reported in the “Corporate and other” segment.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. (“Sheshunoff”), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003. Based on the status of negotiations at 31 March 2004, the Company recorded a further pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. The Company recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the years ended 31 December 2006, 2005 and 2004, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in “Other” below.

Balance Sheet

	31 December 2006
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	15	538	36	589
Inventory	1	252	1	254
Other current assets	4	70	5	79
Deferred income taxes	—	124	2	126

Total current assets	20	984	44	1,048

Non-current assets:
Computer hardware and other property	7	157	8	172
Computer software	5	145	1	151
Identifiable intangible assets	29	838	18	885
Goodwill	8	3,003	24	3,035
Other non-current assets	1	270	—	271

Total non-current assets	50	4,413	51	4,514

Current liabilities:
Accounts payable and accruals	15	499	25	539
Deferred revenue	38	260	20	318
Other current liabilities	16	1	—	17

Total current liabilities	69	760	45	874

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

	31 December 2005
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	28	470	37	535
Inventory	1	254	—	255
Other current assets	5	62	2	69
Deferred income taxes	1	120	1	122

Total current assets	35	906	40	981

Non-current assets:
Computer hardware and other property	16	154	8	178
Computer software	24	158	—	182
Identifiable intangible assets	44	907	20	971
Goodwill	11	3,047	28	3,086
Other non-current assets	1	254	—	255

Total non-current assets	96	4,520	56	4,672

Current liabilities:
Accounts payable and accruals	20	495	23	538
Deferred revenue	33	218	30	281
Other current liabilities	11	—	—	11

Total current liabilities	64	713	53	830

Non-current liabilities:
Other non-current liabilities	5	50	3	58
Deferred income taxes	17	377	8	402

Total non-current liabilities	22	427	11	460

	31 December 2004
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	31	473	34	538
Inventory	2	240	1	243
Other current assets	6	64	8	78
Deferred income taxes	1	98	3	102

Total current assets	40	875	46	961

Non-current assets:
Computer hardware and other property	19	144	11	174
Computer software	20	160	—	180
Identifiable intangible assets	46	944	18	1,008
Goodwill	5	3,128	35	3,168
Other non-current assets	1	259	—	260

Total non-current assets	91	4,635	64	4,790

Current liabilities:
Accounts payable and accruals	20	458	30	508
Deferred revenue	37	220	29	286
Other current liabilities	2	—	—	2

Total current liabilities	59	678	59	796

Non-current liabilities:
Other non-current liabilities	6	52	3	61
Deferred income taxes	17	383	6	406

Total non-current liabilities	23	435	9	467

	Year Ended 31 December 2006
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	110	2,393	129	—	2,632
Earnings (loss) from discontinued operations before income taxes	(23)	237	27	—	241
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	12	(84)	(24)	7	(89)

Earnings (loss) from discontinued operations	(7)	156	43	12	204

	Year Ended 31 December 2005
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	133	2,319	150	—	2,602
Earnings (loss) from discontinued operations before income taxes	(22)	294	30	—	302
Gain on sale of discontinued operations	—	—	—	2	2
Income taxes	6	(25)	(11)	3	(27)

Earnings (loss) from discontinued operations	(16)	269	19	5	277

	Year Ended 31 December 2004
	Legal	Learning	Healthcare	Media	Other	Total

Revenues from discontinued operations	123	2,193	152	163	—	2,631
Earnings (loss) from discontinued operations before income taxes	(21)	300	31	22	—	332
Gain on sale of discontinued operations	—	(21)	—	163	2	144
Income taxes	6	(57)	(11)	(70)	21	(111)

Earnings (loss) from discontinued operations	(15)	222	20	115	23	365

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers and other businesses, the Company adjusted its related tax liabilities which resulted in tax benefits in 2006 and 2005 of $11 million in each year (2004 — $19 million). Offsetting the release of tax liabilities in 2005 was a $9 million tax charge related to the 2004 sale of Thomson Media. Additionally, in 2006 the Company adjusted disposal liabilities related to Thomson Newspapers and other businesses resulting in $5 million (2005 and 2004 - $2 million) of earnings from discontinued operations for the year ended 31 December 2005. These amounts are included in “Other” above.

“Proceeds from (income taxes paid on) disposal of discontinued operations” within the consolidated statement of cash flow for the year ended 31 December 2006 represent cash received from the sale of Lawpoint, Law Manager, Peterson’s, K.G. Saur and AHC. For the year ended 31 December 2005, the cash outflow from discontinued operations within the consolidated statement of cash flow represent taxes paid related to the 2004 sale of Thomson Media. For the year ended 31 December 2004, the cash inflow is net of taxes paid related to the 2003 sale of the portfolio of Healthcare Magazines.

The carrying values of businesses disposed of during 2006 consisted of current assets of $23 million, non-current assets of $89 million, current liabilities of $29 million and non-current liabilities of $2 million as of the date of disposal.

Note 8:	Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested DSUs. DSUs represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred DSUs have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional DSUs based upon the dividend reinvestment plan as described in Note 16.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2006	2005	2004

Earnings from continuing operations	916	657	646
Dividends declared on preference shares	(5)	(4)	(3)

Earnings from continuing operations attributable to common shares	911	653	643

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2006	2005	2004

Weighted-average number of common shares outstanding	643,454,420	653,862,363	654,827,909
Vested DSUs	677,104	574,385	473,448

Basic	644,131,524	654,436,748	655,301,357
Effect of stock and other incentive plans	1,894,821	531,283	625,946

Diluted	646,026,345	654,968,031	655,927,303

As of 31 December 2006, 4,028,992 stock options were outstanding that had exercise prices that were below the average market price. The effect of these options was not included in the diluted weighted-average share calculation as their impact would have been anti-dilutive.

Note 9:	Accounts Receivable Allowances

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2006	2005	2004

Balance at beginning of year	102	126	123
Charges	139	119	155
Write-offs	(147)	(138)	(160)
Other	3	(5)	8

Balance at end of year	97	102	126

“Other” includes additions from acquisitions and the impact of foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a programme of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

Note 10:	Inventories

Inventories consist of the following:

	2006	2005	2004

Raw materials	17	15	15
Work in process	19	18	22
Finished goods	36	34	32

	72	67	69

Note 11:	Computer Hardware and Other Property

Computer hardware and other property consisted of the following:

			Net Computer
		Accumulated	Hardware and
As at 31 December 2006	Cost	Depreciation	Other Property

Computer hardware	958	(678)	280
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	297	(209)	88

	1,718	(1,093)	625

			Net Computer
		Accumulated	Hardware and
As at 31 December 2005	Cost	Depreciation	Other Property

Computer hardware	978	(725)	253
Land, buildings and building improvements	438	(176)	262
Furniture, fixtures and equipment	300	(211)	89

	1,716	(1,112)	604

			Net Computer
		Accumulated	Hardware and
As at 31 December 2004	Cost	Depreciation	Other Property

Computer hardware	915	(684)	231
Land, buildings and building improvements	425	(175)	250
Furniture, fixtures and equipment	299	(204)	95

	1,639	(1,063)	576

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2006 was $198 million (2005 — $190 million, 2004 — $190 million).

Note 12:	Computer Software

Computer software consists of the following:

		Accumulated	Net Computer
As at 31 December, 2006	Cost	Amortisation	Software

Capitalised software for internal use	1,791	(1,228)	563
Capitalised software to be marketed	212	(128)	84

	2,003	(1,356)	647

		Accumulated	Net Computer
As at 31 December 2005	Cost	Amortisation	Software

Capitalised software for internal use	1,608	(1,085)	523
Capitalised software to be marketed	143	(98)	45

	1,751	(1,183)	568

		Accumulated	Net computer
As at 31 December 2004	Cost	amortisation	software

Capitalised software for internal use	1,432	(882)	550
Capitalised software to be marketed	120	(82)	38

	1,552	(964)	588

The amortisation charge for internal use computer software in 2006 was $241 million (2005 — $224 million, 2004 — $225 million) and is included in “Depreciation” in the consolidated statement of earnings. The amortisation charge for software intended to be marketed in 2006 was $25 million (2005 — $21 million, 2004 — $16 million) and is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Note 13:	Identifiable Intangible Assets

The following table presents the details of identifiable intangible assets as at 31 December 2006, 2005 and 2004.

	Gross Identifiable	Accumulated	Net Identifiable
As at 31 December 2006	Intangible Assets	Amortisation	Intangible Assets

Finite useful lives:
Trade names	206	(94)	112
Customer relationships	2,071	(675)	1,396
Databases and content	852	(408)	444
Publishing rights	1,250	(573)	677
Other	86	(52)	34

	4,465	(1,802)	2,663
Indefinite useful lives:
Trade names	793	—	793

	5,258	(1,802)	3,456

	Gross Identifiable	Accumulated	Net Identifiable
As at 31 December 2005	Intangible Assets	Amortisation	Intangible Assets

Finite useful lives:
Trade names	223	(94)	129
Customer relationships	1,961	(560)	1,401
Databases and content	817	(338)	479
Publishing rights	1,188	(500)	688
Other	62	(38)	24

	4,251	(1,530)	2,721
Indefinite useful lives:
Trade names	793	—	793

	5,044	(1,530)	3,514

	Gross
	Identifiable	Accumulated	Net Identifiable
As at 31 December 2004	Intangible Assets	Amortisation	Intangible Assets

Finite useful lives:
Trade names	236	(69)	167
Customer relationships	1,800	(450)	1,350
Databases and content	890	(301)	589
Publishing rights	1,214	(459)	755
Other	71	(28)	43

	4,211	(1,307)	2,904
Indefinite useful lives:
Trade names	809	—	809

	5,020	(1,307)	3,713

The amortisation charge for identifiable intangible assets in 2006 was $241 million (2005 — $235 million, 2004 — $206 million).

As at 31 December 2006, the average amortisation life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 18 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortised over a weighted-average useful life, which approximates 30 years.

Note 14:	Goodwill

The following table presents goodwill by operating segment for the years ended 31 December 2006, 2005 and 2004.

			Tax and
	Legal	Financial	Accounting	Scientific	Healthcare	Total

Balance at 31 December 2003	2,745	1,548	518	299	96	5,206

Acquisitions	22	332	5	339	—	698
Adjusted purchase price allocations	(3)	(4)	(12)	(11)	(2)	(32)
Translation and other, net	37	33	—	10	—	80

Balance at 31 December 2004	2,801	1,909	511	637	94	5,952

Acquisitions	65	3	7	4	3	82
Adjusted purchase price allocations	(3)	(5)	—	15	—	7
Translation and other, net	(48)	(31)	—	(18)	(6)	(103)

Balance at 31 December 2005	2,815	1,876	518	638	91	5,938

Acquisitions	64	149	18	13	284	528
Adjusted purchase price allocations	1	(1)	—	(6)	(7)	(13)
Translation and other, net	57	34	—	10	(11)	90

Balance at 31 December 2006	2,937	2,058	536	655	357	6,543

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in decreases in goodwill of $8 million (2005 — increases of $18 million, 2004 — decreases of $12 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $5 million (2005 — $11 million, 2004 — $20 million).

Note 15:	Financial Instruments

Accounting Change

Effective 1 January 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortised cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is a recognised asset or liability. The unrealised gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealised gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealised gains and losses are reported in earnings.

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts”. The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets”, “Other non-current assets”, and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on 31 December.

Credit Risk

Thomson attempts to minimise its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At 31 December 2006, a significant portion of the Company’s cash was on deposit with five such institutions.

Short-term Indebtedness

At 31 December 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8 per cent. The rate was 5.3 per cent. after taking into account hedging arrangements. At 31 December 2005, short-term indebtedness was principally comprised of $167 million of commercial paper with an average interest rate of 4.2 per cent. The rate was 4.3 per cent. after taking into account hedging arrangements. At 31 December 2004, short-term indebtedness was principally comprised of bank overdrafts.

Long-term Debt and Related Derivative Instruments

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying Amount		Fair Value
	Primary Debt	Derivative	Primary Debt	Derivative
As at 31 December 2006	Instruments	Instruments	Instruments	Instruments

Bank and other	111	—	109	—
6.50 per cent. Debentures, due 2007	217	(38)	217	(38)
4.35 per cent. Notes, due 2009	258	(21)	258	(21)
4.50 per cent. Notes, due 2009	217	(33)	217	(33)
5.20 per cent. Notes, due 2014	522	(58)	536	(58)
6.85 per cent. Medium-term notes, due 2011	345	(108)	378	(108)
5.75 per cent. Notes, due 2008	400	—	401	—
4.25 per cent. Notes, due 2009	200	—	195	—
4.75 per cent. Notes, due 2010	250	—	245	—
6.20 per cent. Notes, due 2012	700	—	723	—
5.25 per cent. Notes, due 2013	250	—	246	—
5.50 per cent. Debentures, due 2035	400	—	363	—
7.74 per cent. Private placement, due 2010	75	—	81	—

	3,945	(258)	3,969	(258)
Current portion	(264)	38

	3,681	(220)

	Carrying Amount		Fair Value
	Primary Debt	Derivative	Primary Debt	Derivative
As at 31 December 2005	Instruments	Instruments	Instruments	Instruments

Bank and other	182	—	179	—
6.50 per cent. Debentures, due 2007	215	(36)	223	(46)
4.35 per cent. Notes, due 2009	258	(12)	259	(22)
4.50 per cent. Notes, due 2009	215	(31)	217	(33)
5.20 per cent. Notes, due 2014	516	(24)	542	(57)
6.85 per cent. Medium-term notes, due 2011	344	(90)	386	(108)
5.75 per cent. Notes, due 2008	400	—	406	—
4.25 per cent. Notes, due 2009	200	—	195	—
4.75 per cent. Notes, due 2010	250	—	247	—
6.20 per cent. Notes, due 2012	700	—	736	—
5.25 per cent. Notes, due 2013	250	—	249	—
5.50 per cent. Debentures, due 2035	400	—	387	—
Private placements, due 2006-2010	125	—	133	—

	4,055	(193)	4,159	(266)
Current portion	(98)	—

	3,957	(193)

	Carrying Amount		Fair Value
	Primary Debt	Derivative	Primary Debt	Derivative
As at 31 December 2004	Instruments	Instruments	Instruments	Instruments

Bank and other	224	—	224	—
6.50 per cent. Debentures, due 2007	205	(25)	221	(45)
4.35 per cent. Notes, due 2009	247	(1)	250	(4)
4.50 per cent. Notes, due 2009	205	(21)	210	(26)
5.20 per cent. Notes, due 2014	493	(1)	504	(11)
6.90 per cent. Medium-term notes, due 2008	329	(69)	362	(78)
6.85 per cent. Medium-term notes, due 2011	329	(75)	372	(83)
5.75 per cent. Notes, due 2008	400	—	423	—
4.25 per cent. Notes, due 2009	200	—	202	—
4.75 per cent. Notes, due 2010	250	—	258	—
6.20 per cent. Notes, due 2012	700	—	769	—
5.25 per cent. Notes, due 2013	250	—	260	—
Floating rate notes	125	—	125	—
Private placements, due 2005-2010	325	—	352	—

	4,282	(192)	4,532	(247)
Current portion	(295)	—

	3,987	(192)

The Company utilised various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into US dollars. These instruments were designated as cash flow hedges and recorded in the Company’s consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was $54 million as of 31 December 2006. The total fair value for these agreements at 31 December 2006 was $176 million.
CESR35

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into US dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at 31 December 2006 was $82 million.

Currency Risk Exposures

Bank and other debt at 31 December 2006, 2005 and 2004 was primarily US dollar-denominated and comprised notes issued in connection with the Capstar acquisition, along with foreign currency-denominated loans. The 6.50 per cent. Debentures, 4.35 per cent. Notes, 4.50 per cent. Notes, 5.20 per cent. Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into US dollars. The 5.75 per cent. Notes, 4.25 per cent. Notes, 4.75 per cent. Notes, 6.20 per cent. Notes, 5.25 per cent. Notes, 5.50 per cent. Debentures and private placements are US dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging			After Currency Hedging
	Arrangements			Arrangements(1)
	2006	2005	2004	2006	2005	2004

Canadian dollar	1,559	1,548	1,808	—	—	—
US dollar	2,348	2,435	2,392	3,703	3,790	4,008
Other currencies	38	72	82	38	72	82

	3,945	4,055	4,282	3,741	3,862	4,090

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at 31 December 2006.

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	Thereafter	Total

Before currency hedging arrangements	264	436	676	352	345	1,872	3,945
After currency hedging arrangements(1)	226	436	631	352	254	1,842	3,741

(1)	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at 31 December 2006.

Interest Rate Risk Exposures

At 31 December 2006, the Company held four cross-currency interest rate swap agreements which swap from fixed to floating interest rates. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average	Per		Average	Per		Average	Per
		Interest	Cent.		Interest	Cent.		Interest	Cent.
	2006	Rate	Share	2005	Rate	Share	2004	Share	Share

Total fixed	3,218	5.40 per cent.	86 per cent.	3,305	5.40 per cent.	86 per cent.	3,373	5.60 per cent.	82 per cent.
Total floating	523	5.60 per cent.	14 per cent.	557	4.60 per cent.	14 per cent.	717	2.60 per cent.	18 per cent.

	3,741	5.40 per cent.	100 per cent.	3,862	5.20 per cent.	100 per cent.	4,090	5.10 per cent.	100 per cent.

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 79 per cent. to 21 per cent. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

At 31 December 2006, undrawn and available bank facilities amounted to $1.3 billion.

2006 Activity

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

2005 Activity

In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62 per cent. privately placed notes and C$400 million of 6.90 per cent. medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50 per cent. Debentures due 2035.

In addition to the early redemptions of debt, in December and September 2005, the Company also repaid US$50 million and US$75 million, respectively, of privately placed notes and in March 2005 Thomson repaid US$125 million of floating rate notes.

2004 Activity

In the fourth quarter of 2004, the Company redeemed, prior to their scheduled maturity dates, four outstanding issues of debt securities with an aggregate book value of C$1.2 billion (approximately US$0.8 billion). The redeemed issuances were as follows:

Cdn$250 million of 7.95 per cent. Notes, due 2005
Cdn$250 million of 6.20 per cent. Notes, due 2006
Cdn$250 million of 7.15 per cent. Notes, due 2006
Cdn$450 million of 6.55 per cent. Notes, due 2007

A loss of $53 million was recorded as a result of these redemptions in “Net other (expense) income” in the consolidated statement of earnings, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two offerings, also completed in November 2004. The offerings included C$300 million of 4.35 per cent. Notes due December 1, 2009 and C$600 million of 5.20 per cent. Notes due December 1, 2014.

The Company entered into a swap for the 4.35 per cent. Notes that converted the obligation to US$246 million at a fixed interest rate of 3.92 per cent. The Company also entered into three combination currency and interest rate swaps for the 5.20 per cent. Notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88 per cent. on US$246 million, 4.75 per cent. on US$123 million and a floating rate of interest on the remaining US$123 million. The net proceeds of US$733 million were used to partially fund the redemption.

In July 2004, the Company repaid C$250 million of 9.15 per cent. Notes for US$182 million. Additionally, in July 2004, the Company repaid US$150 million of private placement debt.

In May 2004, Thomson completed an offering of US$250 million, 4.75 per cent. global Notes due 2010. In June 2004, Thomson completed an offering of C$250 million, 4.50 per cent. Notes due 2009. The Company entered into two currency swaps to convert the obligation to US$184 million at a floating rate of interest. The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At 31 December 2006, 2005 and 2004 the fair value of foreign exchange contracts was not material.

Investments

At 31 December 2006, 2005 and 2004, investments accounted for using the cost and equity methods were not material. These investments are reported within “Other non-current assets” in the consolidated balance sheet.

Note 16:	Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common Share Capital		Series II, Cumulative
	Number of	Stated	Redeemable Preference	Contributed	Total
	Shares	Capital	Share Capital	Surplus	Capital

Balance, 31 December 2003	654,579,297	2,458	110	71	2,639

Common shares issued under Dividend Reinvestment Plan (“DRIP”)	326,068	11	—	—	11
Common shares issued from exercise of stock options and other employee programmes	226,462	7	—	—	7
Record DSUs within contributed surplus	—	—	—	16	16
Transfer of contributed surplus for exercised stock options	—	2	—	(2)	—
Stock option expense	—	—	—	23	23

Balance, 31 December 2004	655,131,827	2,478	110	108	2,696

Common shares issued under DRIP	335,862	12	—	—	12
Effect of stock compensation plans	730,703	26	—	19	45
Repurchase of common shares	(7,249,400)	(27)	—	—	(27)

Balance, 31 December 2005	648,948,992	2,489	110	127	2,726

Common shares issued under DRIP	347,840	14	—	—	14
Effect of stock compensation plans	1,820,781	70	—	30	100
Repurchase of common shares	(10,680,600)	(41)	—	—	(41)

Balance, 31 December 2006	640,437,013	2,532	110	157	2,799

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorised common share capital of Thomson is an unlimited number of shares.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the TSX during the five trading days immediately preceding the record date for such dividend.
PR Annex I,
20.7.1

Dividends

Dividends on Thomson common shares are declared and payable in US dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2006 were $0.88 (2005 — $0.79, 2004 — $0.755).

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $14 million (2005 — $12 million, 2004 — $11 million) reinvested in common shares issued under the DRIP.

Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. Under this first programme, which ended on 4 May 2006, the Company repurchased and subsequently cancelled approximately 13.3 million shares at an average price per share of $36.28.

In May 2006, Thomson renewed its normal course issuer bid. Under this second programme, the Company may purchase up to an additional 15 million of its common shares. Shares that are repurchased are cancelled. Purchases commenced on 5 May 2006. The plan was extended for 12 months upon its expiration in May 2007. The Company may repurchase shares in open market transactions on the TSX or the NYSE. Through 31 December 2006, the Company repurchased approximately 4.6 million shares, at an average price per share of $40.09, under this second programme.

For the year ended 31 December 2006, the Company repurchased a combined total of approximately 10.7 million common shares for approximately $412 million, representing an average cost per share of $38.57. Of the $412 million, $41 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $371 million was charged to retained earnings.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the US Exchange Act.

Series II, Cumulative Redeemable Preference Shares

The authorised preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorised to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at 31 December 2006, 2005 and 2004, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II Preference Shares are non- voting and are redeemable at the option of Thomson for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70 per cent. of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorised Series II Preference Shares is 6,000,000.

Note 17:	Employee Future Benefits

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of 30 September for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of 31 December.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions			Other Post-Retirement Plans
	2006	2005	2004	2006	2005		2004

Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.3 percent.	7.5 percent.	7.6 per cent.	N/A	N/A		N/A
Discount rate	5.4 per cent.	5.8 per cent.	5.8 per cent.	5.7 per cent.	6.1 per cent.		6.1 per cent.
Rate of compensation increase	4.3 per cent.	4.3 per cent.	4.3 per cent.	N/A(1)	N/A	(1)	N/A	(1)

Assumptions used to determine benefit obligation:
Discount rate	5.5 per cent.	5.4 per cent.	5.8 per cent.	5.9 per cent.	5.7 per cent.		6.1 per cent.
Rate of compensation increase	4.5 per cent.	4.3 per cent.	4.3 per cent.	N/A(1)	N/A	(1)	N/A	(1)

(1)	At the end of 2006, 2005 and 2004 these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns. The Company’s net defined benefit plan (income) expense is comprised of the following elements:

	Pensions
	Funded			Unfunded			Other Post-Retirement Plans
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Components of net periodic benefit expense (income):
Current service cost	57	46	46	6	7	7	3	2	2
Interest cost	126	120	113	12	11	10	9	9	9
Plan amendments	3	—	—	(3)	1	—	3	—	(1)
Actual return on plan assets	(208)	(285)	(188)	—	—	—	—	—	—
Actuarial losses (gains)	15	168	39	(9)	12	(2)	(6)	9	(7)

Subtotal	(7)	49	10	6	31	15	9	20	3

Adjustments(1):
Difference between expected and actual return on plan assets	54	130	32	—	—	—	—	—	—
Difference between actuarial loss (gain) recognised and actual actuarial loss (gain) on benefit obligation	37	(135)	(15)	11	(11)	3	10	(7)	10
Difference between amortisation of past service costs for year and actual plan amendments for year	(3)	1	1	4	1	2	(3)	—	1
Amortisation of transitional asset	(1)	(1)	—	—	—	—	—	—	—

Subtotal adjustments	87	(5)	18	15	(10)	5	7	(7)	11

Net defined benefit plan expense	80	44	28	21	21	20	16	13	14

(1)	Adjustments reflect the deferral and amortisation of experience gains and losses over applicable periods.

The following information summarises activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions
	Funded			Unfunded			Other Post-Retirement Plans
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Benefit obligation
Beginning benefit obligation	2,268	2,104	1,914	207	182	173	165	154	159
Current service cost	57	46	46	6	7	7	3	2	2
Interest cost	126	120	113	12	11	10	9	9	9
Plan participants’ contributions	4	4	5	—	—	—	—	—	1
Plan amendments	3	—	—	(3)	1	—	3	—	—
Actuarial losses (gains)	15	168	39	(9)	12	(2)	(6)	9	(7)
Non-routine events	—	(11)	(4)	—	—	—	—	—	(1)
Acquisitions, net	2	9	6	1	1	—	—	—	2
Benefits paid	(95)	(88)	(87)	(7)	(8)	(7)	(10)	(9)	(11)
Translation adjustments	118	(84)	72	—	1	1	—	—	—

Ending benefit obligation	2,498	2,268	2,104	207	207	182	164	165	154

Plan assets
Beginning fair value of plan assets	2,181	2,050	1,821	—	—	—	—	—	—
Actual return on plan assets	208	285	188	—	—	—	—	—	—
Employer contributions	37	15	44	7	8	7	10	9	10
Plan participants’ contributions	4	4	5	—	—	—	—	—	1
Benefits paid	(95)	(88)	(87)	(7)	(8)	(7)	(10)	(9)	(11)
Other, net	1	(2)	7	—	—	—	—	—	—
Translation adjustments	121	(83)	72	—	—	—	—	—	—

Ending fair value of plan assets	2,457	2,181	2,050	—	—	—	—	—	—

Funded status — deficit	(41)	(87)	(54)	(207)	(207)	(182)	(164)	(165)	(154)
Unamortised net actuarial loss	437	515	529	29	38	27	40	50	43
Unamortised past service costs	7	4	5	2	6	7	2	(1)	(1)
Unamortised net transitional asset	(4)	(5)	(6)	—	—	—	—	—	—
Post-measurement date activity(1)	—	14	1	2	2	2	2	2	2

Accrued benefit asset (liability)	399	441	475	(174)	(161)	(146)	(120)	(114)	(110)

An accrued pension benefit asset of $434 million (2005 — $477 million, 2004 - $519 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $209 million (2005 - $197 million, 2004 — $190 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at 31 December 2006 were $2,008 million (2005 — $1,823 million, 2004 — $1,761 million). These plans had related fair values of plan assets of $1,909 million (2005 — $1,706 million, 2004 — $1,674 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

As of 31 December 2006, the Company had cumulative unrecognised actuarial losses associated with all of its pension plans of $466 million, compared to $553 million at 31 December 2005 and $537 million at 31 December 2004. The majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortisation methodology. Unrecognised actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10 per cent. of the greater of the projected benefit obligation or market-related value of plan assets, it is amortised into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at 31 December 2006). Unrecognised actuarial gains and losses below the 10 per cent. corridor are deferred.

Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the increase in the market-related value of plan assets due to investment returns. The market-related value of plan assets is defined as the market-related value of plan assets at the prior measurement date adjusted for contributions and distributions during the plan year. The difference between actual asset returns and the expected return on assets for each year is recognised in asset values prospectively at the rate of 20 per cent. per year for five years.

The average healthcare cost trend rate used was 9.5 per cent. for 2006, which is reduced rateably to 5 per cent. in 2016. A 1 per cent. change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $17 million at 31 December 2006.

The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2006, 2005 and 2004 is as follows:

Percentage of Plans’ Assets
Asset category	2006	2005	2004

Equity securities	49 per cent.	56 per cent.	56 per cent.
Debt securities	51 per cent.	44 per cent.	44 per cent.
Total	100 per cent.	100 per cent.	100 per cent.

As of 31 December 2006, 2005 and 2004 there were no Thomson securities held in the Company’s pension plans’ assets.

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimise Thomson’s long-term contributions to the plans.

In March 2006, the Company voluntarily contributed $5 million to a benefit plan in the United Kingdom. In the fourth quarter of 2005, the Company voluntarily contributed $14 million to a combination of benefit plans in the United Kingdom. In September 2005, the Company voluntarily contributed $11 million to its principal qualified defined benefit pension plan in the US In the fourth quarter of 2004, the Company contributed $7 million to a benefit plan in the UK. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans. Total contributions made in 2006 to the Company’s funded pension plans totalled $23 million (2005 — $30 million).

Based on regulatory requirements, the Company was not obligated to make contributions in 2006 and 2005 to its major pension plan, which is in the US However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2007.

The benefit payments for the years ended 31 December, 2006, 2005 and 2004 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of 31 December 2006, are as follows:

Benefit Payments

			Other
	Pensions		Post-Retirement
	Funded	Unfunded	Plans

2004	87	7	11
2005	88	8	9
2006	95	7	10
Estimated Future Payments:
2007	100	8	10
2008	100	9	11
2009	104	11	11
2010	108	12	12
2011	112	13	13
2012 to 2016	638	74	69

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $69 million in 2006 (2005 — $58 million, 2004 — $64 million), which approximates the cash outlays related to the plans.

Note 18:	Contingencies, Commitments and Guarantees

Lawsuits and Legal Claims

At 31 December 2006, the Company was a defendant in certain lawsuits involving its BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the US District Court for the Southern District of New York, alleges violations of US federal antitrust laws. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in these cases.

In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the UK regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the UK. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Taxes

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. In the second quarter of 2005, the Company recognised a net tax benefit of $98 million within continuing operations from the release of contingent income tax liabilities upon completion of tax audits relating to prior year periods. The Company’s remaining contingency reserves principally represent liabilities for the years 2000 to 2006.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2006 were $147 million (2005 — $143 million, 2004 — $140 million). The future minimum operating lease payments are $154 million in 2007, $129 million in 2008, $106 million in 2009, $79 million in 2010, $66 million in 2011 and $246 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities”. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. During each of the years ended 31 December 2006 and 2005, the Company made payments of $50 million for contingent consideration associated with the 2004 acquisition of TradeWeb. Relative to TradeWeb, the Company is obligated for additional contingent consideration of up to $50 million through 2007, if certain performance measures are achieved. The $50 million payments made in 2006 and 2005, as well as any future payments under this agreement, will be considered additional purchase price. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements.
PR Annex I,
5.2.1

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Note 19:	Acquisitions and Disposals

Acquisitions

The number of transactions completed and related cash consideration during 2006, 2005 and 2004 were as follows:

	Year Ended 31 December
	2006		2005		2004
	Number of	Cash	Number of	Cash	Number of	Cash
	Transactions	Consideration	Transactions	Consideration	Transactions	Consideration

Businesses and identifiable intangible assets acquired	23	692	25	181	29	1,117
Contingent consideration payment — TradeWeb	—	50	—	50	—	—
Investments in businesses	2	2	3	15	1	6

	25	744	28	246	30	1,123

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2006, 2005 and 2004, the majority of the acquired goodwill is not deductible for tax purposes.

	2006	2005	2004

Cash and cash equivalents	11	8	210
Accounts receivable	31	12	58
Prepaid expenses and other current assets	12	12	12
Computer hardware and other property	9	2	5
Computer software	49	5	68
Identifiable intangible assets	160	126	495
Goodwill	528	82	698
Other non-current assets	5	—	1

Total assets	805	247	1,547

Accounts payable and accruals	(29)	(25)	(114)
Deferred revenue	(61)	(12)	(87)
Other non-current liabilities	(12)	(21)	(20)

Total liabilities	(102)	(58)	(221)

Net assets	703	189	1,326

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.
PR Annex I,
5.2.1

The following provides a brief description of major acquisitions completed during 2006, 2005 and 2004.

Acquiring Market
Date	Company	Group	Description

October 2006	Solucient, LLC	Healthcare	An advanced healthcare analytics and information company
September 2006	LiveNote Technologies	Legal	A provider of transcript and evidence management software
May 2006	MercuryMD, Inc.	Healthcare	A provider of mobile information systems serving the healthcare market
March 2006	Quantitative Analytics, Inc.	Financial	A provider of financial database integration and analysis solutions
July 2005	Global Securities Information, Inc.	Legal	A provider of online securities and securities-related information and research services
February 2005	Tax Partners, LLC	Tax & Accounting	A provider of sales and use tax compliance services primarily servicing the telecommunications industry in the US
November 2004	Information Holdings Inc.	Scientific	A provider of intellectual property and regulatory information
May 2004	TradeWeb LLC	Financial	An online global trading platform for fixed income securities
May 2004	Starquote	Financial	A provider of financial information to the Canadian retail equity market
March 2004	CCBN.com, Inc.	Financial	A provider of web-based communications solutions for the investment community
January 2004	BIOSIS	Scientific	A provider of custom and standard information resources for biological researchers

The identifiable intangible assets acquired are summarised as follows:

				Weighted-Average Amortisation
				Amortisation Period (Years)
	2006	2005	2004	2006	2005	2004

Finite useful lives:
Tradenames	16	13	70	10	10	7
Customer relationships	116	103	305	10	13	11
Databases and content	8	7	90	8	7	8

Other	20	3	30	7	3	6

	160	126	495

Disposals

In 2006, Thomson received $81 million net cash consideration from the disposals of businesses that qualified as discontinued operations. In 2005, the Company paid $105 million in taxes associated with discontinued operations sold in a prior year. The disposals in 2004 were the sale of an investment, as well as the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.

In 2006, Thomson received $88 million (2005 — $4 million, 2004 — $87 million) cash consideration from the disposals of investments.

Note 20:	Stock-based Compensation

Phantom Stock Plan

Thomson has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognised over the applicable period. At 31 December 2006, the authorised number of SARs was 20,500,000 and there were 3,189,867 units available for grant. Thomson recognised an expense of $7 million related to the phantom stock plan for the year ended 31 December 2006 (2005 — $1 million benefit, 2004 — $6 million benefit) in the consolidated statement of earnings, of which $1 million was charged to discontinued operations in 2006 (2005 — nil), as a result of the change in the Company’s share price as compared to the prior year-end.

A summary of the status of the Thomson phantom stock plan as of 31 December, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
				C$ Weighted-
		C$ Weighted-		Average		C$ weighted-
		Average		Exercise		Average
	SARs	Exercise Price	SARs	Price	SARs	Exercise Price

Outstanding at beginning of year	2,209,503	38.66	2,451,224	37.28	2,611,168	36.51
Granted	—	—	252,154	40.77	219,467	41.74
Exercised	(527,000)	33.01	(382,335)	28.72	(278,827)	31.09
Forfeited	(150,945)	36.26	(111,540)	47.16	(100,584)	44.18

Outstanding at end of year	1,531,558	40.84	2,209,503	38.66	2,451,224	37.28

Exercisable at end of year	1,197,941	40.65	1,692,789	37.75	1,953,396	35.85

The following table summarises information on SARs outstanding at 31 December 2006:

SARs Outstanding				SARs Exercisable
		Weighted-	C$
C$	Number	Average	Weighted-	Number	C$
Range of	Outstanding at	Remaining	Average	Exercisable at	Weighted-Average
Exercise Prices	31/12/06	Contractual Life	Exercise Price	31/12/06	Exercise Price

21.77-32.125	45,834	0.5	21.77	45,834	21.77
35.00-44.50	1,300,546	5.0	39.87	966,929	39.31
48.40-57.45	185,178	4.5	52.34	185,178	52.34

Stock Incentive Plan

In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorises the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company’s shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of 31 December 2006, there were 22,384,901 awards available for grant (2005 — 22,991,887, 2004 — 5,769,181).

Stock Options

Under the plan, the exercise price of an option equals the closing market price of the Company’s stock on the NYSE on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25 per cent. per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or US dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of 31 December, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
		C$ weighted-		C$ weighted-		C$ weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	5,451,664	49.67	5,958,774	49.46	6,277,090	49.43
Granted	—	—	28,000	40.85	16,500	41.74
Exercised	(157,800)	42.69	(242,100)	41.00	(48,400)	41.00
Forfeited	(194,472)	52.16	(293,010)	51.59	(286,416)	49.77

Outstanding at end of year	5,099,392	49.79	5,451,664	49.67	5,958,774	49.46

Exercisable at end of year	5,067,267	49.85	5,384,539	49.77	4,952,559	50.16

The following table summarises information on Canadian dollar-denominated stock options outstanding at 31 December 2006:

Options Outstanding				Options Exercisable
		Weighted-	C$		C$
C$	Number	Average	Weighted-	Number	weighted-
Range of	Outstanding at	Remaining	Average Exercise	Exercisable at	Average
Exercise Prices	31/12/06	Contractual Life	Price	31/12/06	Exercise Price

40.69 — 44.40	1,138,000	3.5	41.05	1,105,875	41.04
45.90 — 48.70	2,126,872	4.9	48.36	2,126,872	48.36
50.25 — 57.45	1,834,520	4.0	56.88	1,834,520	56.88

A summary of the status of the US dollar-denominated options granted and exercised as of 31 December 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows:

					2004
	2006		2005			US$
		US$ Weighted-		US$ weighted-		Weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	10,469,989	32.62	7,956,303	31.38	5,240,395	29.96
Granted	380,000	38.27	3,084,846	35.11	2,934,033	33.71
Exercised	(742,400)	30.83	(330,285)	27.77	(59,500)	26.06
Forfeited	(479,625)	32.66	(240,875)	30.50	(158,625)	29.17

Outstanding at end of year	9,627,964	32.98	10,469,989	32.62	7,956,303	31.38

Exercisable at end of year	5,094,436	31.39	3,392,303	30.41	1,833,015	28.86

The following table summarises information on US dollar-denominated stock options outstanding at 31 December 2006:

Options Outstanding				Options Exercisable
		Weighted-	US$		US$
US$ Range of	Number	Average	Weighted-	Number	Weighted-
Exercise	Outstanding at	Remaining	Average Exercise	Exercisable at	Average
Prices	31/12/06	Contractual Life	Price	31/12/06	Exercise Price

26.06 — 29.70	1,594,867	6.0	26.07	1,591,742	26.07
30.79 — 33.76	4,747,126	7.5	33.55	2,809,861	33.49
33.87 — 41.66	3,285,971	9.0	35.50	692,833	35.14

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognised as expense over the vesting period. For the year ended 31 December 2006, compensation expense recorded in connection with stock options was $19 million (2005 — $20 million, 2004 — $23 million), of which $3 million was charged to discontinued operations in each of 2006 and 2005.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.99, $7.27 and $7.56 for the years ended 31 December 2006, 2005 and 2004, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended 31 December 2006, 2005 and 2004 were as follows:

	2006	2005	2004

Risk-free interest rate	4.6 per cent.	4.4 per cent.	3.8 per cent.
Dividend yield	2.3 per cent.	2.3 per cent.	2.3 per cent.
Volatility factor	18.5 per cent.	18.8 per cent.	22.9 per cent.
Expected life (in years)	6	6	6

Restricted Share Units

In 2004, the Company made its initial grant of RSUs. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognised over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended 31 December, 2006, compensation expense recorded in connection with RSUs was $3 million (2005 — $1 million, 2004 — nil).

A summary of the status of the time-based RSUs granted and vested as of 31 December 2006, 2005, and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
		US$		US$		US$
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	RSUs	Value	RSUs	Value	RSUs	Value

Outstanding at beginning of year	223,715	33.86	27,150	34.68	—	—
Granted	192,098	38.20	201,194	33.77	30,167	34.68
Vested	(7,888)	34.79	(4,629)	34.69	(3,017)	34.68

Outstanding at end of year	407,925	35.89	223,715	33.86	27,150	34.68

During 2006, a total of 7,888 RSUs vested (2005 — 4,629). In January 2007, 5,239 shares were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. No other outstanding RSUs vest until 31 December 2007.

Performance Restricted Share Units

In 2006, the Company introduced a new form of long-term incentive plan (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.

Under the 2006 LTIP awards, participants are granted Performance Restricted Share Units (“PRSUs”) which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0 per cent. and 200 per cent. of the initial grant amounts may vest.

The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognised over the three-year performance period based upon the closing price of the Company’s common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.

In 2006, 705,109 PRSUs were granted with a notional value of $27 million at an average share price of $38.88. Related compensatory expenses of $9 million were recorded in 2006.

Employee Stock Purchase Plan

In 2005, the Company initiated an Employee Stock Purchase Plan (“ESPP”) under which eligible US employees may purchase a maximum of 6,000,000 common shares. In 2006, the Company expanded the ESPP to eligible employees in Canada and the United Kingdom under a separate global plan that provides for the issuance of up to an additional 2,000,000 common shares. Each quarter, employees may elect to withhold up to 10 per cent. of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85 per cent. of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognised an expense of $4 million in 2006 relating to the 15 per cent. discount of purchased shares (2005 — $1 million). In 2006, 754,993 shares were issued under the plan of which 189,176 related to withholdings from the fourth quarter of 2005. In January 2007, 193,349 shares were issued related to withholdings from the fourth quarter of 2006.

Note 21:	Supplemental Cash Flow Information

Details of “Changes in working capital and other items” are:

	2006	2005	2004

Accounts receivable	(140)	(69)	(70)
Inventories	(4)	2	—
Prepaid expenses and other current assets	2	(16)	(14)
Accounts payable and accruals	66	70	3
Deferred revenue	81	38	(28)
Income taxes	(34)	(21)	(39)
Other	(17)	(60)	(26)

	(46)	(56)	(174)

Income taxes paid during 2006 were $321 million, which included $23 million relating to the 2006 sales of AHC, Peterson’s and Law Manager, Inc. Income taxes paid during 2005 were $544 million, which included $105 million relating to the 2004 sale of Thomson Media and $125 million for a withholding tax from the repatriation of earnings of its subsidiaries. Income taxes paid during 2004 were $311 million, which included $36 million relating to the sale of Healthcare Magazines. Income tax refunds received during 2006 were $20 million (2005 — $5 million, 2004 — $16 million).

Note 22:	Related Party Transactions
PR Annex I, 19

As of 23 February 2007, The Woodbridge Company Limited (“Woodbridge”) and other companies affiliated with it together beneficially owned approximately 70 per cent. of the Company’s common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the amounts charged for these rentals and services were approximately $2 million (2005 — $2 million, 2004 — $3 million).

The employees of Jane’s Information Group (“Jane’s”), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company’s pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programmes via the Company’s captive insurance subsidiary. Woodbridge is included in these programmes and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were approximately $50,000 (2005 and 2004 — $45,000), which would approximate the premium charged by a third party insurer for such coverage.

The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When the Company initially signed the contract, it expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period. In 2006 and 2005, Thomson paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In November 2004, Thomson sold its interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by the Company’s controlling shareholder, Kenneth R. Thomson, for $14 million in cash. Thomson had certain Canadian non-capital tax losses that management did not expect to be able to utilise prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded in “Net other (expense) income” in the consolidated statement of earnings. In connection with this transaction, the Company obtained a tax ruling and an independent accounting firm retained by the board of directors’ Corporate Governance Committee provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between Thomson and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Note 23:	Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Effective 1 January 2007, the Company realigned its continuing operations into five new segments consisting of Legal; Financial; Tax & Accounting; Scientific and Healthcare. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company. As of 31 December 2006, 2005 and 2004, the Company’s five restated reportable segments are as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare
PR Annex I, 6.2

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Reportable Segments — 2006

			Segment	Additions to Capital
			Operating	Assets (1) and	Total
	Revenues	Depreciation	Profit	Goodwill	assets
(Millions of US dollars)

Legal	3,029	188	950	329	6,454
Financial	2,025	180	380	395	3,489
Tax & Accounting	598	22	168	66	1,086
Scientific	602	23	151	57	1,344
Healthcare	374	16	81	351	755

Segment totals	6,628	429	1,730	1,198	13,128
Corporate and other(2)	—	10	(235)	28	1,442
Eliminations	(16)	—	—	—	—

Continuing operations	6,612	439	1,495	1,226	14,570

Discontinued operations					5,562

Total					20,132

Reportable Segments — 2005

				Additions to Capital
			Segment	Assets (1) and	Total
	Revenues	Depreciation	Operating Profit	Goodwill	Assets
(Millions of US dollars)

Legal	2,818	172	856	349	6,209
Financial	1,908	178	334	202	3,376
Tax & Accounting	532	20	141	64	1,030
Scientific	569	20	129	28	1,295
Healthcare	334	14	80	36	395

Segment totals	6,161	404	1,540	679	12,305
Corporate and other(2)	—	10	(139)	12	1,476
Eliminations	(16)	—	—	—	—

Continuing operations	6,145	414	1,401	691	13,781

Discontinued operations					5,653

Total					19,434

Reportable Segments — 2004

				Additions to
			Segment	Capital
			Operating	Assets(1)	Total
	Revenues	Depreciation	Profit	and Goodwill	Assets
(Millions of US dollars)

Legal	2,659	167	783	222	6,191
Financial	1,750	183	295	804	3,535
Tax & Accounting	480	21	129	49	979
Scientific	476	17	104	572	1,324
Healthcare	305	15	66	14	359

Segment totals	5,670	403	1,377	1,661	12,388
Corporate and other(2)	—	12	(115)	5	1,504
Eliminations	(12)	—	—	—	—

Continuing operations	5,658	415	1,262	1,666	13,892

Discontinued operations					5,751

Total					19,643

Geographic Information — 2006

		Capital Assets(1)	Total
(By Country of Origin)	Revenues	and Goodwill	Assets
(Millions of US dollars)

United States	5,350	8,962	15,531
Europe	892	1,867	3,103
Asia-Pacific	193	158	387
Canada	155	164	948
Other countries	22	36	163

Total	6,612	11,187	20,132

Geographic Information — 2005

		Capital Assets(1)	Total
(By Country of Origin)	Revenues	and Goodwill	Assets
(Millions of US dollars)

United States	4,994	8,518	15,688
Europe	806	1,641	2,738
Asia-Pacific	183	146	359
Canada	142	178	437
Other countries	20	96	212

Total	6,145	10,579	19,434

Geographic Information — 2004

		Capital Assets(1)	Total
(By Country of Origin)	Revenues	and Goodwill	Assets
(Millions of US dollars)

United States	4,596	8,640	15,558
Europe	753	1,779	3,091
Asia-Pacific	173	155	375
Canada	117	178	423
Other countries	19	39	196

Total	5,658	10,791	19,643

(1)	Capital assets include computer hardware and other property, capitalised software for internal use and identifiable intangible assets.

(2)	Corporate and other includes corporate costs, THOMSONplus and costs associated with the Company’s stock-based compensation expense.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is Operating profit before amortisation of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortisation of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the business segment information to operating profit per the consolidated statement of earnings.

	For the Year Ended 31 December
	2006	2005	2004

Segment operating profit	1,495	1,401	1,262
Less: Amortisation	(241)	(235)	(206)

Operating profit	1,254	1,166	1,056

Note 24:	Reconciliation of Canadian to US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP. The following schedules present the material differences between Canadian and US GAAP.

	For the Year Ended 31 December
	2006	2005	2004

Net earnings under Canadian GAAP	1,120	934	1,011
Differences in GAAP increasing (decreasing) reported earnings:
Asset retirement obligations	—	—	(11)
Business combinations	17	15	36
Related party transaction (Note 22)	—	—	(14)
Derivative instruments and hedging activities	12	4	11
Income taxes	(6)	(6)	(11)
Net other (expense) income	—	—	(6)

Net income under US GAAP	1,143	947	1,016

Earnings under US GAAP from continuing operations	936	669	635
Earnings under US GAAP from discontinued operations	207	278	381

Net income under US GAAP	1,143	947	1,016

Basic earnings per common share, under US GAAP, from:
Continuing operations	$1.45	$1.02	$0.96
Discontinued operations, net of tax	$0.32	$0.42	$0.59

Basic earnings per common share	$1.77	$1.44	$1.55

Diluted earnings per common share, under US GAAP, from:

Continuing operations	$1.44	$1.02	$0.96

Discontinued operations, net of tax	$0.32	$0.42	$0.58

Diluted earnings per common share	$1.76	$1.44	$1.54

Comprehensive income under Canadian GAAP	1,337	721	1,210
Differences in GAAP increasing (decreasing) reported comprehensive income:
Differences in net income as per above	23	13	5
Foreign currency translation	(2)	2	(1)
Pension adjustment (including tax charge of $7 million in 2006, benefits of $4 million in 2005, $1 million in 2004)	16	21	2
Net unrealised gains on cash flow hedges (net of taxes in 2006, 2005 and 2004 — nil)	—	26	40

Comprehensive income under US GAAP	1,374	783	1,256

	As at 31 December
	2006	2005	2004

Shareholders’ equity under Canadian GAAP	10,481	9,963	9,962
Differences in GAAP increasing (decreasing) reported Shareholders’ equity:
Business combinations	(590)	(605)	(622)
Employee future benefits	(512)	(33)	(50)
Derivative instruments and hedging activities	9	48	18
Income taxes	339	157	159

Shareholders’ equity under US GAAP	9,727	9,530	9,467

Descriptions of the nature of the reconciling differences are provided below:

Asset retirement Obligations

Under Canadian GAAP, effective 1 January 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The equivalent US GAAP standard was effective 1 January 2003. Because the Company did not consider the impact of this standard to be material for purposes of the reconciliation to US GAAP, this item was not treated as a difference between Canadian and US GAAP in prior periods. Under US GAAP, the Company recognised this liability by recording it as a 2004 expense item, consisting of operating expenses of $11 million offset by a tax benefit of $4 million.

Business Combinations

Prior to 1 January 2001, various differences existed between Canadian and US GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $17 million increase to income (2005 - $15 million, 2004 — $36 million) primarily relates to (i) costs that are required to be recorded as operating expenses under US GAAP which, prior to 1 January 2001, were capitalised under Canadian GAAP; (ii) overall decreased amortisation charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $590 million decrease in shareholders’ equity as of 31 December 2006 (2005 - $605 million, 2004 — $622 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for US GAAP resulting from a 1997 disposal mandated by the US Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a US GAAP basis, goodwill was $6,262 million at 31 December 2006 (2005 — $5,657 million, 2004 — $5,671 million). On the same basis, identifiable intangible assets, net of accumulated amortisation, were $3,233 million at 31 December 2006 (2005 — $3,280 million, 2004 — $3,465 million).
PR Annex I, 19

Related Party Transactions

During 2004, in accordance with Canadian GAAP, the Company recognised gains on transactions with entities associated with its controlling shareholder in its net earnings. Under US GAAP, such related party gains are not recognisable in net earnings but must be reflected as equity transactions. In 2004, the related party transaction was the sale of a wholly-owned subsidiary whose only asset was tax losses to a company controlled by Kenneth R. Thomson which resulted in a gain of $14 million.

In accordance with Canadian GAAP, within the consolidated statement of cash flow, these related party transactions were included in cash used in investing activities. Under US GAAP, the cash received would have been classified as a financing activity. For the year ended 31 December 2004, cash used in investing activities would have been $14 million higher or $1,477 million and cash used in financing activities would have decreased by the same amount to $615 million.
CESR35

Derivative Instruments and Hedging Activities

Under US Statement of Financial Accounting Standards (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognised in the balance sheet at their fair values, and changes in fair value are recognised either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective 1 January 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.

Prior to 1 January 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From 1 January 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to 1 January 2004 was recorded in the income statement. The fair value as of 1 January 2004 was deferred and amortised into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to 1 January 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for US GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the US GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.

In June 2006, the Financial Accounting Standards Board (“FASB”) in the United States issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective 1 January 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company estimates that the impact of adopting FIN 48 will result in an initial increase of its tax liability of approximately $35 million that will be reflected as an adjustment to opening retained earnings.

Net other (expense) income

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognised when the assets are not recoverable. Under US GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognised when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Employee Future Benefits

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 requires an employer to recognise a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans effective for the Company’s year ended 31 December 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company’s year ending 31 December 2008. The Company has applied and will apply the requirements of FAS 158 prospectively at each stage of adoption.

Under the provisions of FAS 158 treatment, the Company’s reported financial position as of 31 December 2006 under US GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders’ equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.

The following table summarises the incremental effect of applying FAS 158 upon individual line items in the consolidated balance sheet under US GAAP.

FAS 158 Adjustments

Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)

As at 31 December, 2006, there were no funded pension plans that had accumulated benefit obligations that exceeded the fair value of plan assets. The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at 31 December, 2005 and 2004 was $80 million and $168 million, respectively. These plans had related fair values of plan assets of $68 million in 2005 and $161 million in 2004.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement’s impact on its financial statements.

Note 25:	Subsequent Events

Dividends
PR Annex I,
20.7.1

In February 2007, Thomson’s board of directors approved an annualised 2007 dividend of $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11 per cent., over 2006.

Reuters Acquisition
PR Annex I,
5.2.2

In May 2007, Thomson agreed to acquire Reuters Group PLC (Reuters) and to combine the two companies through a dual listed company (DLC) structure. To effect the Transaction, a newly-formed United Kingdom company, Thomson Reuters PLC, will indirectly acquire Reuters Group PLC through a scheme of arrangement in which each Reuters Share will be entitled to 352.5 pence per share in cash and 0.16 Thomson Reuters PLC Shares. Upon implementation of the Transaction, one Thomson Reuters PLC Share will be equivalent to one share of Thomson Reuters Corporation. Based on the closing Thomson share price and the applicable $/£ exchange rate on 14 May 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters share was valued at approximately 691 pence per share. The Transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions.

As the funding of the cash consideration required to be paid to Reuters Shareholders will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging programme to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid approximately $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices of approximately $2.05/£1.00. These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at 30 September 2007 was approximately $67 million.

Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds. As of 30 September 2007, the balance in these funds, which were included in consolidated balance sheet as cash and cash equivalents, totalled approximately £1.4 billion.

On 8 October 2007, the Company announced three developments related to the proposed acquisition of Reuters:

•	The European Commission informed the Company and Reuters that it will proceed to a Phase 2 review of the Transaction in order to give it more time to examine the Transaction and its impact on the competitive environment. The Company and Reuters currently anticipate that the Phase 2 review will be completed during the first quarter of 2008.

•	The Company and Reuters signed a timing agreement with the US Department of Justice related to its regulatory review of the transaction. Under the timing agreement, the Department of Justice will provide the Company and Reuters with a decision by 15 January 2008.

•	The Company and Reuters signed a technical amendment related to the US regulatory pre-condition described in the joint announcement of 15 May 2007. The purpose of the amendment was to reflect the actual review procedure being conducted by the Department of Justice and the companies’ original intent in drafting the US regulatory pre-condition. For technical reasons related to the dual listed company (“DLC”) structure contemplated for Thomson Reuters, the Transaction is not subject to the filing and waiting period requirements of the HSR Act of 1976, as had been contemplated and reflected in the original wording of the US regulatory pre-condition. As previously disclosed, the Department of Justice has been conducting a review of the transaction similar to a Hart-Scott-Rodino review, as is common for a Transaction of this size.

Disposals

The Company completed the sale of its Market Reasearch business in May 2007.

In April 2007, the Company completed the sale of Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare.

In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $14 million.

In July 2007, the Company completed its sale of Thomson Learning’s higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.6 billion. The Company recorded a post-tax gain on the sale of $2.7 billion.

On 12 October 2007, the Company completed the sale of Prometric to ETS for $310 million in cash and a 6 per cent. promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on continuity of offerings from certain customer contracts.

Debt

PR Annex I,
10.1

In July 2007, the Company repaid C$250 million of debentures upon their maturity.

On 2 October 2007, the Company completed an offering of $800 million of 5.7 per cent. debentures due 2014. The net proceeds from this offering were approximately $790 million. The Company used these proceeds (i) to repay its $400 million principal amount of 5.75 per cent. notes which matured in February 2008, (ii) to replace funds used to repay its C$250 million principal amount of 6.50 per cent. notes which matured in July 2007, and (iii) for general corporate purposes. On 20 October 2007, the shelf prospectus under which the Company completed this offering expired.

In November 2007, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

Legal Matters

In the third quarter of 2007, the US District Court for the Western District of Pennsylvania decided against the Company in a patent infringement case related to a business formerly owned by Thomson Financial. The Company subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus fees and interest. At this time, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company’s financial condition, taken as a whole.

In 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, the Company was notified by the authorities that they had completed their inquiry and no action would be taken against Thomson.

As previously disclosed, the Company is a defendant in a lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the US District Court for the Southern District of New York. The lawsuit alleges primarily violations of US federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with an agreement in principle to settle the case.

Other

On 5 October 2007, the Company completed the acquisition of Deloitte Tax LLP’s Property Tax Services business. The unit will be known as Thomson Property Tax Services and will be included in the Thomson Tax & Accounting segment.

Also, on 5 October 2007, the Company completed the transfer of all liabilities and assets with respect to the Thomson Regional Newspapers Pension Plan (“TRN plan”) to a third party. As a result of the transfer, the Company no longer maintains responsibility for the TRN plan. A gain of $34 million was recognised in the fourth quarter of 2007 in connection with this transaction.

On 11 October 2007, the Company announced that it had formed a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. The partnership will utilise TradeWeb’s established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers will invest approximately $180 million to purchase a 15 per cent. stake in an entity that includes TradeWeb’s established markets, as well as the Company’s Autex and order routing businesses, which will be named TradeWeb Markets. Additionally, Thomson and the dealers will fund additional investment in asset class expansion through a new entity, TradeWeb New Markets. Under terms of the agreement, Thomson’s contribution to this new entity will be an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20 per cent. of TradeWeb New Markets and the consortium will own 80 per cent. The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.

In November 2007, the Company announced it has resumed its share repurchase programme (normal course issuer bid). Under the current programme, the Company may repurchase up to 15 million of its common shares. The Company temporarily suspended repurchases prior to its announcement of its proposed acquisition of Reuters Group PLC in May 2007.

6.	Unaudited reconciliation of Thomson financial information to IFRS as applied by Reuters

Thomson’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from IFRS as applied by Reuters in its audited financial statements for the years ended 31 December 2006, 2005 and 2004 and its unaudited interim results for the nine months ended 30 September 2007. Such differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The following reconciliation presents the effect of material differences between Canadian GAAP and IFRS as applied by Reuters on net earnings and shareholders’ equity.

	For the Nine	For The Year Ended
	Months Ended	31 December
	30 September 2007	2006	2005	2004
(In millions of US dollars, except per common share amounts)

Net earnings under Canadian GAAP	3,570	1,120	934	1,011
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	(1)	—	(12)	(28)
Employee benefits	78	67	43	28
Stock-based compensation	7	15	(2)	5
Impairments of long-term assets	(79)	(31)	—	—
Derivative instruments and hedging activities	(2)	3	6	(8)
Income taxes	(12)	(18)	28	(18)

Net earnings under IFRS as applied by Reuters	3,561	1,156	997	990

Basic earnings per common share	5.55	1.79	1.52	1.51

Diluted earnings per common share	5.52	1.78	1.52	1.50

	As at
	30 September	As at 31 December
	2007	2006	2005	2004
(In millions of US dollars)

Shareholders’ equity under Canadian GAAP	13,584	10,481	9,963	9,962
Differences increasing (decreasing) reported shareholders’ equity:
Business combinations	(41)	(40)	(40)	(28)
Employee benefits	(276)	(487)	(641)	(575)
Stock-based compensation	(11)	(12)	(30)	(27)
Impairment of long-term assets	(110)	(31)	—	—
Derivative instruments and hedging activities	(1)	1	59	(8)
Share repurchases	—	(24)	—	—
Income taxes	114	175	224	154

Shareholders’ equity under IFRS as applied by Reuters	13,259	10,063	9,535	9,478

Thomson has not previously prepared financial statements under IFRS. In preparing the reconciliation from Canadian GAAP to IFRS, Thomson applied the principles of IFRS 1, “First-time Adoption of International Financial Reporting Standards” with the transition date of 1 January 2004 (“Transition Date”). IFRS 1 generally requires that first-time adopters consistently apply all effective IFRS standards retrospectively from the date of transition. IFRS 1 provides for certain optional exemptions and mandatory exceptions to this general principle. In conformity with the elections of Reuters, Thomson has elected the following optional exemptions under IFRS 1 as follows:

•	Business combinations — Thomson has elected not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred prior to the Transition Date. Consequently, business combinations that were recognised before the Transition Date have not been restated. Any goodwill arising on such business combinations before the Transition Date was not adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

•	Employee benefits — Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19, Employee Benefits, would require a company to determine actuarial gains and losses from the date benefit plans were established. Thomson has elected to recognise all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings.

•	Currency translation differences — Retrospective application of IFRS would require Thomson to determine the translation differences in accordance with IFRS from the date a subsidiary or associate was formed or acquired. Thomson has elected to reset all cumulative translation gains and losses to zero at the Transition Date.

•	Designation of previously recognised financial assets and liabilities — At the Transition Date, Thomson has elected to designate as at fair value through profit and loss certain financial assets or financial liabilities that qualify for such designation.

•	Share-based payments — Thomson has elected to avail itself of the exemption provided under IFRS 1 and has applied IFRS 2, Share Based Payments, for all the equity instruments granted after 7 November 2002 that had not vested by the date of adoption of IAS 32, which for Reuters was 1 January 2005.

•	Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment — Thomson elected not to retroactively recognise changes to liabilities under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, which may have occurred before the Transition Date.

•	Compound financial instruments — IAS 32, Financial Instruments: Disclosures and Presentation, requires compound financial instruments to be separated into debt and equity components based on the terms of the instrument at inception. Thomson has elected the exemption not to separate the components if the liability component is not outstanding as of the date of adoption of IAS 32, which as applied by Reuters was 1 January 2005.

Consistent with Reuters, Thomson has also applied the three mandatory exceptions to full retrospective application of IFRS required by IFRS 1 as follows:

•	Derecognition of financial assets and financial liabilities — IFRS 1 requires first-time adopters to apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively for transactions occurring on or after its adoption date, which for Reuters was 1 January 2005.

•	Hedge accounting — Hedge accounting can only be applied prospectively from the date of adoption of IAS 39, which as applied by Reuters was 1 January 2005, to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the date of adoption were reflected in Thomson’s IFRS results.

•	Estimates — Hindsight is not used to create or revise estimates. The estimates previously made by Thomson under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

As Thomson is not publishing financial statements under IFRS, this reconciliation does not constitute an adoption of IFRS by Thomson. As a result, in the future if Thomson adopts IFRS as the accounting principles for its financial statements, Thomson will have to reapply the provisions of IFRS 1 and may utilise a different transition date than used for this reconciliation, may make different choices with respect to the optional exemptions available under IFRS 1, and will be applying IFRS standards as in issue at the time, which may be different to those applied in this reconciliation.

The following is a description of the nature of the differences presented in the reconciliation of net earnings and shareholders’ equity.

Note 1:	Business Combination

Under Canadian GAAP, Thomson recognises contingent consideration as part of the cost of the acquisition only when the amount of contingent consideration can be reasonably estimated and the outcome of the contingency is determined beyond reasonable doubt. IFRS requires the acquirer to include contingent consideration in the cost of the combination at the acquisition date if it is considered probable that the contingency will be met and the amount can be reliably measured at fair value. Any discount recorded on future cash payments is accreted through interest expense. As a result, there is a difference in the amount of contingent consideration included in the cost of acquisition and the accretion of interest expense on long-term liabilities associated with contingent consideration that Thomson recognised under IFRS.

Under Canadian GAAP, Thomson recognises the costs of a plan (1) to exit an activity of an acquired company, (2) to involuntarily terminate employees of an acquired company, or (3) to relocate employees of an acquired company as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost if specified conditions are met as on the acquisition date. Under IFRS, such restructuring provisions are only included as part of the acquired liabilities when the acquiree has recognised an existing liability for restructuring in accordance with applicable IFRS standards. As a result, there is a difference for certain provisions that Thomson has recorded as part of the purchase price allocation under Canadian GAAP that are charged to income under IFRS.

Under Canadian GAAP, initial purchase price allocations can be subsequently adjusted through goodwill, and Canadian GAAP does not impose a time limit for the completion of the allocation process, though in practice a 12 month time limit is generally followed. Under IFRS, when the initial accounting for a business combination can only be determined provisionally, those values should be used and any adjustments to those values should be recognised within the allocation of the acquisition cost if they occur within 12 months of the acquisition date. After 12 months, adjustments are recognised through income. Accordingly, certain adjustments to the allocation of the purchase price that were made after 12 months under Canadian GAAP, have been adjusted through a charge or credit to income under IFRS.

See also the discussion below for differences in accounting for income taxes in business combinations impacting goodwill and intangible assets.

Note 2:	Employee Benefits

Reconciling items for employee benefits arise based on differences between Canadian GAAP and IFRS relating to the accounting for defined benefit pension plans.

Under Canadian GAAP, the measurement date of the defined benefit obligation and plan assets should be a date not more than three months prior to the date of the financial statements, provided the entity adopts this practice consistently from year to year. Thomson measures the defined benefit obligation and plan assets for the majority of its plans as of September 30. Under IFRS, an entity is required to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity such that the amounts recognised in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. As a result, Thomson remeasured its defined benefit obligations and plan assets as of the end date of each period.

Under Canadian GAAP, Thomson amortises the past service costs arising from plan amendments on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment. Under IFRS, in measuring its defined benefit liability, an entity shall recognise past service cost arising from plan amendments as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognise past service cost immediately. As a result, Thomson adjusted its expense associated with past service cost.

Under Canadian GAAP, Thomson recognises the actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets on a systematic and consistent basis, subject to a minimum required amortisation based on a “corridor” approach. The “corridor” is 10 per cent. of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10 per cent. is amortised into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at 31 December 2006). Unrecognised actuarial gains and losses below the 10 per cent. corridor are deferred. Under IFRS, Thomson has elected the option to recognise all actuarial gains and losses immediately in a separate statement of recognised income and expense. As a result, Thomson removed its expense associated with the amortisation of actuarial gains and losses from the income statement and reflected actuarial gains and losses incurred in a period as a direct credit or charge to equity at the end of such period.

Under Canadian GAAP, Thomson uses market-related fair value for the purpose of calculating expected returns on plan assets. The market related fair value recognises changes in the fair value of plan assets over a five-year period. Under IFRS, the expected return on plan assets is based on market expectations, at the beginning of the period, for returns over the entire life of the related obligation. The expected return on plan assets reflects changes in the fair value of plan assets held during the period as a result of actual contributions paid into the fund and actual benefits paid out of the fund. As a result, Thomson remeasured the fair value of its plan assets at the end of each period.

Note 3:	Stock-based Compensation

Under Canadian GAAP, for grants of stock-based awards with graded vesting, Thomson recognises the total fair value of the award on a straight-line basis over the employment period necessary to vest the award. Under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. As a result, expense for these awards is accelerated under IFRS as compared to Canadian GAAP resulting in higher expense charges in earlier periods and lower expense charges in later periods.

Under Canadian GAAP, Thomson recognises forfeitures of awards as they occur. Under IFRS, Thomson is required to estimate the number of awards expected to vest and to revise that estimate, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. This results in a lower expenditure under IFRS in the years prior to forfeiture as compared to Canadian GAAP.

Under Canadian GAAP, Thomson accrues the SAR liability based upon the intrinsic value of the award. Under IFRS, for the cash-settled share-based payment transactions, an entity must measure the liability incurred at its fair value, calculated by applying an option pricing model. Until the liability is settled, the fair value of the liability is remeasured at each reporting date, with any changes in fair value recognised over the remaining vesting period. Any changes in fair value of vested awards are recognised in income immediately.

Under Canadian GAAP, Thomson recognises a deferred tax asset for share-based awards based upon the cumulative amount of compensation cost recognised for an award. Under IFRS, the deferred tax for a deductible temporary difference is based on the amount the taxation authorities will permit as a deduction in future periods. Therefore, the measurement of the deferred tax asset is based on an estimate of the future tax deduction, generally the intrinsic value of the vested award at the balance sheet date. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative compensation expense, then a portion of the tax deduction is deemed to relate to equity. In such a situation, the excess of the associated current or deferred tax is recognised directly in equity. If no tax deduction is anticipated because the fair value of the shares has declined, then the deferred tax asset is reversed to income or equity as appropriate, depending on how the asset was originally recorded.

Under Canadian GAAP, Thomson records employer taxes on share-based compensation upon exercise of the instrument. Under IFRS, Thomson recognises the liability for the employer taxes on share-based compensation over the vesting period and measured based upon the fair value of the awards as of the balance sheet date and adjusted for subsequent changes in fair value through income.

Note 4:	Impairments of Long-Term Assets

For Thomson, differences resulted from the recognition and measurement of impairments of assets held for sale. Under Canadian GAAP, assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. The carrying amount for determining impairment includes cumulative translation adjustments. Under IFRS, assets held for sale are also measured at the lower of their carrying amount or fair value less costs to sell. However, the carrying amount for determining impairment does not include cumulative translation adjustments. As a result, Thomson recognised impairments under IFRS in instances when the exclusion of cumulative translation gains caused the carrying amount of assets held for sale to be in excess of their fair value less cost to sell.

Note 5:	Financial Instruments

Hedge accounting

Canadian GAAP allows assumed effectiveness for compound derivative instruments that hedge currency and interest rate risk provided the critical terms of the derivative instrument are consistent with that of the hedged instrument. Under IFRS, retrospective and prospective effectiveness must be assessed each reporting period in order to qualify for hedge accounting. As a result, certain hedge relationships had to be prospectively discontinued as of the date of adoption of IAS 32 and IAS 39. The derivative instruments involved in those hedge relationships held by Thomson no longer qualify for hedge accounting treatment under IFRS and changes in their fair value after the adoption date are recognised in earnings.

Share repurchases

Under Canadian GAAP, a contract that contains an obligation for an entity to purchase its own equity instruments is accounted for as an equity-transaction upon completion of each purchase under the agreement. Under IFRS, such contracts give rise to a financial liability for the present value of the redemption amount when the entity has no discretion to cancel the plan, which is the case when it may have material non-public information. Subsequent adjustments to this liability are reflected within earnings. If the contract expires without delivery, the carrying amount of the financial liability is reclassified as equity. As a result, Thomson will record a liability for the discounted value of its expected redemption price for its contract with brokers to acquire its shares during restricted periods when Thomson may have material non-public information. The adjustments to the liability that would be reported within Thomson’s IFRS earnings were not material.

Note 6:	Income Taxes

Intercompany transactions

Canadian GAAP prohibits the recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions whereby the resulting tax basis of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further taxes paid or recovered as a result of a transfer of an asset are recorded as an asset in the financial statements and recognised as tax expense when the asset leaves the group or is otherwise utilised.

IFRS does not contain such an exception and, therefore, deferred taxes are recognised for temporary differences and taxes paid or recovered on intercompany transactions are recognised in the period incurred. As a result, Thomson reflected additional taxes for these transactions.

Deferred tax assets not recognised in a business combination

Canadian GAAP requires recognition of future income tax assets of both the acquirer and acquiree as part of the purchase price allocation when they are more likely than not to be realised as a result of a business combination. A future income tax asset not recognised as an identifiable asset at the date of acquisition should, when subsequently recognised, be applied first to reduce to zero any unamortised goodwill related to the acquisition, then to reduce to zero any unamortised intangible assets related to the acquisition, and then to reduce income tax expense.

IFRS requires the recognition of the acquiree’s deferred tax assets if it is probable (more likely than not) that they will be realised as a result of the business combination. However, for the acquirer, IFRS requires the deferred tax assets arising as a result of the business combination to be recorded outside of the purchase price allocation through income. When a deferred tax asset of the acquiree is not recognised at the date of a business combination, but is subsequently recognised, the resulting deferred income tax recovery is recognised in the income statement. In addition, goodwill would be adjusted to the amounts that would have been recorded if the deferred tax asset had been recognised as an identifiable asset at the date of the business combination. This reduction in the net carrying amount of goodwill would be recognised as an expense.

Accounting for uncertainty in income taxes in business combinations

Under Canadian GAAP, changes to income tax contingencies relating to pre-acquisition periods are adjusted back through purchase accounting, and are applied to reduce goodwill, intangible assets associated with the business combination, and finally to reduce income tax expense.

Under IFRS, any changes to pre-acquisition tax uncertainties beyond 12 months of the acquisition are recorded to the income statement. As a result, changes to Thomson’s income tax contingencies beyond twelve months of an acquisition that were applied to goodwill or intangible assets under Canadian GAAP were reflected as a component of earnings under IFRS.

Income tax effect of other reconciling differences between Canadian GAAP and IFRS

Differences reflected for income taxes include the effect of recording, where applicable, the deferred tax effect on earnings of other differences between Canadian GAAP and IFRS described above amounted to ($17) for the nine months ended 30 September 2007 and ($9), ($12) and ($2) for the years ended 31 December 2006, 2005 and 2004, respectively.

Note 7:	Other Differences

Under Reuters accounting policies, certain capitalisation thresholds and useful lives for property, plant and equipment differ from those utilised by Thomson. These differences were determined not to be material.

7.	Report from PwC Canada on the unaudited reconciliation of Thomson financial information

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom

The Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, Connecticut 06902
United States

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf London E14 5LB
United Kingdom

29 February 2008

Ladies and Gentlemen

Acquisition by The Thomson Corporation (“Thomson”) of Reuters Group PLC (“Reuters”)

We report on the unaudited reconciliations (the “Reconciliations”), under the accounting policies applied by Reuters in preparing its financial statements, of the net earnings of Thomson for each of the three years ended 31 December 2006 and for the nine months ended 30 September 2007 and of its shareholders’ equity as at the end of each of those periods, prepared under the accounting policies applied by Thomson in preparing its financial statements. The Reconciliations are set out in Section 6 of Part XIV of the prospectus dated 29 February 2008 issued by Thomson Reuters PLC (the “Prospectus”).

Responsibility

It is the responsibility solely of the directors and proposed directors of Thomson Reuters PLC and the directors of Thomson (together the “Directors”) to prepare the Reconciliations, as required by the Financial Services Authority (the “FSA”), as though item 13.5.27(2)(a) of the Listing Rules of the FSA (the “Listing Rules”) were applicable to the Reconciliations. As required by the FSA, it is our responsibility to form an opinion on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Thomson for the three years ended 31 December 2006 and the historical consolidated financial information of Thomson for the nine months ended 30 September 2007.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Reconciliations, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of Thomson Reuters PLC as a result of the inclusion of this report in the Prospectus, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Thomson to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the Reconciliations and discussed the Reconciliations with the Directors.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or auditing standards and practices of the Public Company Accounting Oversight Board (United States) or with auditing standards and practices generally accepted in Canada and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the net earnings of Thomson for each of the three years ended 31 December 2006 and for the nine months ended 30 September 2007 and its shareholders’ equity as at the end of each of those periods (as adjusted), on a basis consistent in all material respects with the accounting policies of Reuters, and the Reconciliations have been properly compiled on the basis stated.

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

CESR 36

8.	Capitalisation and indebtedness disclosures for Thomson

The following table shows the indebtedness of Thomson as at 31 December 2007 and its capitalisation as at 30 September 2007, extracted from the financial information set out in Section 3 of Part XIV of this document.

As at
31 December
2007
(US dollars in millions)

Indebtedness
Total current debt
Guaranteed	—
Secured	—
Unguaranteed/Unsecured	(595)

(595)

Total non-current debt (excluding current portion of long-term debt)
Guaranteed	—
Secured	—
Unguaranteed/Unsecured	(4,264)

(4,264)

Total indebtedness	(4,859)

As at
30 September
2007

Capitalisation
Share capital	2,708
Legal reserve	—
Other reserves	196

Total capitalisation	2,904

Notes

i.	This information is unaudited.

ii.	The statement of indebtedness has been prepared using accounting policies which are consistent with those used in preparing Thomson’s financial statements for the nine months ended 30 September 2007.

iii.	Capitalisation does not include the profit and loss account reserve.

iv.	There has been no material change to the capitalisation of Thomson between 30 September 2007 and the date of this document.

The following table shows the net financial indebtedness of Thomson as at 31 December 2007.

As at
31 December
(US dollars in millions)	2007

Net financial indebtedness

Cash and cash equivalents	7,497
Trading securities	—

Liquidity	7,497

Current financial receivable	—

Current bank debt	(26)
Current portion of non-current debt	(400)
Other current financial debt	(169)

Current financial debt	(595)

Net current liquidity	6,902

Non-current bank loans	—
Bonds issued	(4,259)
Other non-current loans	(5)

Non-current financial indebtedness	(4,264)

Net liquidity	2,638

Notes

i.	This information is unaudited.

ii.	This statement of net financial indebtedness has been prepared using accounting policies which are consistent with those used in preparing Thomson’s financial statements for the nine months ended 30 September 2007.

iii.	Thomson held derivative financial instruments not reflected in the above analysis that are used to hedge currency and interest rate risk exposures related to Thomson’s debt. As at 31 December 2007, the fair values of these derivative financial instruments were $2 million included in prepaid expenses and other current assets and $422 million included in other non-current assets.

iv.	Thomson held sterling call options not reflected in the above analysis. As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 Thomson commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, Thomson paid approximately $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices of approximately $2.05/£1.00. The fair value of these options at 31 December 2007 was approximately $27 million.

v.	In the third quarter of 2007, the US District Court for the Western District of Pennsylvania decided against Thomson in a patent infringement case related to a business formerly owned by Thomson Financial. Thomson subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the districts court’s judgment, plus interest. At this time, Thomson believes that the ultimate outcome of this matter will not have a material adverse effect on its financial condition taken as a whole.

9.	Thomson fourth quarter report and full year 2007 result

The following is the unaudited financial information for the fourth quarter ended 31 December 2007 and the year ended 31 December 2007, which has been extracted without material adjustment from the press release relating to Thomson’s results for the fourth quarter ended 31 December 2007 and the year ended 31 December 2007. These results have been prepared in accordance with Canadian GAAP.

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Fourth-Quarter and Full-Year 2007 Results

•	Milestone year marked by strong growth, operating performance and strategic repositioning of portfolio through sale of Thomson Learning and proposed acquisition of Reuters

•	Double-digit increases in full-year and fourth-quarter revenue and EPS reflects strong momentum entering new year

•	Board approves 10% dividend increase, third consecutive year of double-digit dividend growth

(All amounts are in U.S. dollars)

STAMFORD, Conn., February 7, 2008 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today reported that 2007 revenues increased 11%, to $7.3 billion, and 2007 operating profit increased 4%, to $1.3 billion. Underlying operating profit grew 14% excluding special items (see note below in Consolidated Financial Highlights). Fourth-quarter revenues increased 10%, to $2.0 billion, and, while operating profit declined 3%, underlying operating profit increased 8%. In the fourth quarter, diluted earnings per share increased to $0.67, from $0.61 in the prior year period.

“The fourth quarter was a strong finish to a milestone year in which we delivered strong growth and operating performance while repositioning our portfolio through the sale of Thomson Learning and the proposed acquisition of Reuters,” said Richard J. Harrington, Thomson President and Chief Executive Officer. “We were particularly pleased with our 2007 organic revenue growth rates of 7% at Legal and 10% at Tax and Accounting. Thomson Financial recorded fourth-quarter organic revenue growth of 6% and achieved very strong sales, while continuing to advance the integration planning associated with the proposed Reuters acquisition.”

“Our results reflect our success in developing critical information solutions and decision support tools that enhance our business and professional customers’ productivity,” said Mr. Harrington. “Among our initiatives to expand our global footprint in 2007 were the launch of a Japanese version of Thomson ONE and the establishment of online legal businesses in Japan and China.”

“Thomson solutions such as Westlaw, FindLaw, Thomson ONE, Checkpoint, Web of Science and Medstat remain at the core of our customers’ day-to-day operations,” Mr. Harrington said. “We also continued to drive operational efficiency and effectiveness across the company, which contributed to double-digit underlying operating profit growth for the year.”

“I remain convinced that our acquisition of Reuters will be approved given the complementary nature of our businesses, and I continue to expect the transaction to close early in the second quarter,” said Mr. Harrington. “Integration planning efforts are proceeding on course. At the same time, our plans to streamline our operations and improve efficiencies at Thomson, which we began in 2006 and which will be completed ahead of schedule, have put us in a strong position for the successful integration of Reuters.”

“After the acquisition closes, Thomson Reuters will be the leading global provider of information and related applications to knowledge workers who need intelligent information to fulfill their professional obligations and do their jobs successfully,” said Mr. Harrington.

“As we enter a time of economic uncertainty, I believe Thomson has never been stronger, strategically, financially and operationally,” Mr. Harrington said.

Proposed Acquisition of Reuters Group PLC

Thomson is confident that its proposed acquisition of Reuters Group PLC will be approved by the European Commission, U.S. Department of Justice and Canadian Competition Bureau in the next few weeks, and the transaction is expected to be completed early in the second quarter of 2008. When the acquisition closes, Thomson Reuters will be the global leader in electronic information services, trading systems and news. For the last several months, Thomson and Reuters have been working closely on permitted integration planning initiatives to ensure that the right organization is in place when the transaction closes.

Thomson plans to provide a 2008 outlook when it reports first quarter earnings on May 1, 2008.

Consolidated Financial Highlights

Note: Underlying operating profit for 2007 excludes the following special items.

For the year 2007: Investment in THOMSONplus efficiency initiatives in both periods ($153 million for 2007 and $60 million for 2006), Reuters acquisition costs of $76 million and the benefit of a $34 million gain on the settlement of a pension plan.

For the fourth quarter 2007: Investment in THOMSONplus efficiency initiatives in both periods ($68 million for Q4 2007 and $29 million for Q4 2006), Reuters acquisition costs of $45 million and the benefit of a $34 million gain on the settlement of a pension plan.

Fourth Quarter 2007

•	Revenues increased 10%, to $2.0 billion, led by strong growth in the Legal, Financial, Tax & Accounting and Scientific business segments. Organic revenue growth was 6%.

•	Operating profit decreased 3%, to $410 million in the fourth quarter. Operating profit margin was 20.2%, compared with 22.8% in the prior-year period. Underlying operating profit increased 8% and the underlying operating margin was 24.1%, compared with 24.4% in the fourth quarter of 2006. This decline was primarily due to the initial dilutive impact from acquisitions and the timing of expenses.

•	Earnings attributable to common shares were $432 million, or $0.67 diluted earnings per share, compared to $390 million, or $0.61 diluted earnings per share, in the fourth quarter of 2006. Adjusted earnings for the period were $384 million, or $0.60 per share, compared with $320 million, or $0.50 per share, in the prior-year period, after adjusting for discontinued operations, costs related to the proposed Reuters transaction, other expenses, the gain on the settlement of a pension plan, tax expenses associated with these items, and the normalization of the tax rate.

For the Full Year 2007

•	Revenues increased 11%, to $7.3 billion, driven by strong growth across all business segments. Organic revenue growth was 6%.

•	Operating profit increased 4%, to $1.3 billion. Operating profit margin was 17.8% compared with 18.9% in 2006. Underlying operating profit increased 14%, to $1.5 billion, and underlying operating profit margin increased 60 basis points, to 20.4%.

•	Earnings attributable to common shares were $4.0 billion, or $6.20 diluted earnings per share, compared to $1.1 billion, or $1.73 diluted earnings per share, in 2006. Earnings in 2007 included $2.9 billion related to discontinued operations, net of tax, primarily related to the gain from the sale of Thomson Learning’s higher education assets, completed in the third quarter. Adjusted earnings were $1.1 billion, or $1.69 per share, compared with $857 million, or $1.33 per share, in 2006, after adjusting for the items noted above.

•	Net cash provided by operations was $1.8 billion, compared with $2.1 billion in 2006. Free cash flow was $1.1 billion, compared with $1.4 billion in 2006, reflecting discontinued operations, interest income earned on the proceeds from the sale of Thomson Learning, and the special items. Excluding these, free cash flow increased 12%.

Fourth Quarter and Full Year Operational Highlights

•	In 2007, approximately 82% of revenue was derived from electronic, software and services which grew 13%, and more than 80% of revenue was recurring in nature.

•	In October 2007, Thomson Financial announced a strategic partnership with nine of the world’s leading global dealers to further expand electronic trading using the TradeWeb platform. This partnership will help to drive the expansion of electronic trading, utilizing TradeWeb’s leading multi-dealer-to-client marketplace for fixed income and derivatives to create a global multi-asset class execution venue for clients. In January 2008, the dealers invested approximately $180 million to purchase a 15% stake in TradeWeb’s established markets. In addition, Thomson and the dealers agreed to fund additional investment in order to expand the TradeWeb platform to new asset classes, including equities and derivatives, such as interest rate and credit default swaps.

•	Thomson’s accelerated efforts to increase operational efficiency through a series of initiatives (THOMSONplus) continued in the fourth quarter. As a result, at the end of the fourth quarter, Thomson achieved annualized run-rate savings of $120 million, investing $153 million in 2007. The aggregate amount expected to be spent on THOMSONplus remains unchanged at $250 million. However Thomson expects to achieve annualized run-rate savings of $160 million by the middle of 2008, six months ahead of schedule, and in excess of its original target of $150 million.

Fourth Quarter and Full-Year Business Segment Highlights

Legal

•	Revenues increased 10% in both the fourth quarter and full year, to $875 million and $3.3 billion, respectively. Organic revenue growth was 7% for both the fourth quarter and full year 2007, with acquisitions contributing 1% and foreign exchange adding 2% in each period.

•	In the fourth quarter, organic revenue growth was driven by Westlaw, which increased 8%, with solid growth across all customer segments, including strong demand for Westlaw Litigator and FindLaw. Revenues from the segment’s international online legal business grew at a double-digit rate for the third consecutive quarter.

•	Fourth-quarter segment operating profit grew 7%, to $272 million. Operating profit growth reflected investments in developing online legal businesses in Japan and China, and some expense timing. As a result, operating margin for the quarter decreased 100 basis points, to 31.1%.

•	For the full year, operating profit grew 11%, with the related margin increasing 20 basis points, to 31.5%.

Financial

•	Fourth-quarter revenues grew 9%, to $575 million, with organic growth of 6%, acquisitions contributing 1%, and foreign exchange adding 2%. Organic revenue growth was driven by strength across multiple customer segments, including Investment Management, Omgeo and Corporate Services. Investment Management growth was driven by continued demand for Thomson ONE and StreetEvents. International growth was also strong as Europe and Asia each recorded double-digit organic revenue increases.

•	For the full year, revenues grew 8%, to $2.2 billion. Organic growth was 5%, acquisitions added 1%, and foreign exchange contributed 2%.

•	Fourth-quarter segment operating profit grew 22%, to $135 million, and the related margin increased 250 basis points, to 23.5%, driven by strong revenue growth, operating efficiency initiatives and integration-related savings.

•	For the full year 2007, operating profit increased 19%, to $454 million, with operating margins increasing 200 basis points, to 20.8%.

Tax & Accounting

•	Fourth-quarter revenues increased 18%, to $248 million. Organic revenues grew 8% in the quarter, and growth from acquisitions was 10%. Tax and Accounting’s revenue growth in the quarter benefited from the successful integration of its CrossBorder Solutions and Deloitte Property Tax Services acquisitions. Organic revenue growth in the quarter was due to strong performances from Checkpoint and core software products targeted to accountants and corporations, including UltraTax and InSource, reflecting strong new sales and high retention rates.

•	For the full-year 2007, revenues rose 18%, to $705 million, with organic revenues up 10% and acquisitions adding 8%.

•	Fourth-quarter segment operating profit declined, as expected, by 6%, to $89 million, primarily due to the dilutive effect of several acquisitions largely caused by the initial accounting for revenue. In total, acquisitions affected fourth-quarter margins by roughly 600 basis points, leading to a decline in the operating margin in the quarter to 35.9%, compared with 45% in the prior-year period. As the business integrates these acquisitions in 2008 and the requisite accounting treatment is normalized, the operating margin is expected to return to historical averages by the end of 2008.

•	For the full year, operating profit increased 10% to $184 million, while operating profit margin decreased 200 basis points, to 26.1%, due to the dilutive effect of acquisitions mentioned above.

Scientific

•	For the fourth quarter, revenues grew 11%, to $180 million, with organic growth of 5%, acquisitions adding 4%, and foreign exchange adding 2%. Organic revenue was driven by strong growth from information solutions, led by ISI Web of Knowledge and Web of Science, and solutions targeted to corporate customers. Software solutions also contributed solid organic growth in the quarter. Revenue growth was partly offset by declines in legacy online products.

•	For the full year, revenues grew 8% to $651 million. Organic growth was 4%, acquisitions contributed 2%, and foreign exchange 2%.

•	Segment operating profit in the quarter increased 20%, to $55 million, while operating margin increased 220 basis points, to 30.6%, compared with the prior year. Fourth-quarter operating income growth was mainly due to the flow-through of increased revenue and efficiency savings.

•	For 2007, operating profit grew 16% to $175 million, compared to 2006, with the related margin increasing 180 basis points, to 26.9%.

Healthcare

•	Fourth-quarter revenues were $158 million, unchanged from the prior-year period. The Payer segment (25% of total revenue) was up 8%, reflecting strong renewals and new business, and, the Provider segment (40% of total revenue) was up 13% led by Solucient. However, a decline in PDR (Physicians’ Desk Reference) revenue offset revenue growth in the Payer and Provider segments, as well as 3% growth attributable to acquisitions.

•	For the full year, revenue increased 21%, to $452 million, entirely from acquisitions.

•	For the quarter, segment operating profit decreased 7%, to $57 million, and the operating profit margin decreased 250 basis points, to 36.1%.

•	For 2007, operating profit increased 5% to $85 million and the related margin decreased 290 basis points, to 18.8%.

Corporate and Other

Corporate and Other expenses in the fourth quarter were $131 million, a $47 million increase, from $84 million in the prior-year period. The rise was primarily due to a $39 million increase in investments in THOMSONplus-related initiatives and $45 million of costs related to the proposed Reuters transaction. These costs were offset, in part, by a $34 million gain on the settlement of a pension plan.

For the full year 2007, Corporate and Other expenses were $389 million, a $154 million increase from $235 million in 2006. The rise was primarily due to a $93 million increase in investments in THOMSONplus-related initiatives and $76 million of costs related to the proposed Reuters transaction, offset in part by the $34 million gain on the settlement of a pension plan.

Discontinued Operations

The gain on the sale of the Thomson Learning businesses accounted for the majority of results in Discontinued Operations for the full year.

Share Buyback Program

Thomson repurchased shares under its buyback program (normal course issuer bid) during November and December. Thomson temporarily suspended repurchases prior to its announcement of the proposed Reuters acquisition in May 2007. In the fourth quarter of 2007, Thomson repurchased approximately 2.4 million common shares, for a total cost of approximately $91 million. During all of 2007, Thomson repurchased approximately 4.17 million common shares for a total cost of approximately $167 million. As of February 1, 2008, Thomson had approximately 638.9 million issued and outstanding common shares. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. Shares repurchased are cancelled.

Dividend

The Board of Directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend rate of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008. This marks the third consecutive year of double-digit dividend growth.

Over the course of 2008, Thomson’s controlling shareholder, The Woodbridge Company Limited, plans to reinvest the equivalent of 50% of the dividends that it receives in the first three quarters of the year. Woodbridge’s dividend reinvestment in additional Thomson common shares will be in accordance with the terms of Thomson’s dividend reinvestment plan. Woodbridge’s reinvestment decision reinforces Thomson’s commitment to a strong capital structure and balance sheet.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of fourth-quarter and full-year results beginning at 8:30 am ET today. To participate in the webcast, please visit www.thomson.com and click the “Investor Relations” link located at the top of the page.

The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations.

This news release includes certain non-GAAP financial measures. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. These non-GAAP financial measures are defined and reconciled to the most directly comparable GAAP measures in the following tables.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters, includes forward-looking statements. These statements are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements also include statements about the Corporation’s beliefs and expectations related to its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the achievement of savings from the program, its beliefs that the Reuters acquisition will be approved and close early in the second quarter, and that its partnership with the global dealers will expand electronic trading using TradeWeb. While Thomson believes that the proposed transaction with Reuters will be approved by antitrust/competition authorities, there can be no assurance that required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy. In addition, Thomson does not control Woodbridge and Woodbridge is not obligated to reinvest its dividends in Thomson shares. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

ADDITIONAL INFORMATION

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.

Consolidated Statement of Earnings
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	31 December		31 December
	2007	2006	2007	2006

Revenues	2,033	1,850	7,296	6,591
Cost of sales, selling, marketing, general and administrative expenses	(1,436)	(1,250)	(5,275)	(4,665)
Depreciation	(120)	(116)	(468)	(438)
Amortization	(67)	(62)	(256)	(240)

Operating profit	410	422	1,297	1,248
Net other (expense) income	(40)	(35)	(34)	1
Net interest income (expense) and other financing costs	52	(53)	(12)	(221)
Income taxes	(111)	(29)	(155)	(116)

Earnings from continuing operations	311	305	1,096	912
Earnings from discontinued operations, net of tax	123	86	2,908	208

Net earnings	434	391	4,004	1,120
Dividends declared on preference shares	(2)	(1)	(6)	(5)

Earnings attributable to common shares	432	390	3,998	1,115
Basic earnings per common share	$0.67	$0.61	$6.24	$1.73

Diluted earnings per common share	$0.67	$0.61	$6.20	$1.73

Basic weighted average common shares	641,393,907	641,551,065	641,157,718	644,131,524

Diluted weighted average common shares	644,516,692	643,936,859	644,430,796	646,026,345

Reconciliation of Earnings Attributable to Common Shares to

Adjusted Earnings from Continuing Operations(1)
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	31 December		31 December
	2007	2006	2007	2006

Earnings attributable to common shares	432	390	3,998	1,115
Adjustments:
One-time items:
Net other expense (income)	40	35	34	(1)
Reuters transaction costs	45	—	76	—
Settlement of pension plan	(34)	—	(34)	—
Tax on above items	(9)	(15)	(17)	(16)
Tax charges (benefits)	1	(12)	(60)	(33)
Interim period effective tax rate normalization(2)	32	8	—	—
Discontinued operations, net of tax	(123)	(86)	(2,908)	(208)

Adjusted earnings from continuing operations	384	320	1,089	857

Adjusted diluted earnings per common share from continuing operations	$0.60	$0.50	$1.69	$1.33

Notes

(1)	Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(2)	Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group’s jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Reconciliation of Operating Profit to Underlying Operating Profit(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	31 December		31 December
	2007	2006	2007	2006

Operating profit	410	422	1,297	1,248
Adjustments:
THOMSONplus costs	68	29	153	60
Reuters transaction costs	45	—	76	—
Settlement of pension plan	(34)	—	(34)	—

Underlying operating profit	489	451	1,492	1,308

Underlying operating profit margin	24.1%	24.4%	20.4%	19.8%

Notes

(1)	Underlying operating profit is operating profit adjusted for items affecting comparability and costs associated with Thomson’s corporate efficiency initiatives. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues. Thomson uses these measures to assist in comparisons from one period to another. Thomson’s definition of underlying operating profit may not be directly comparable to that of another company.

Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	31 December	31 December
	2007	2006

Assets
Cash and cash equivalents	7,497	334
Accounts receivable, net of allowances	1,565	1,364
Prepaid expenses and other current assets	508	368
Deferred income taxes	104	153
Current assets of discontinued operations	4	1,046

Current assets	9,678	3,265
Computer hardware and other property, net	731	624
Computer software, net	721	647
Identifiable intangible assets, net	3,438	3,451
Goodwill	6,935	6,538
Other non-current assets	1,322	1,092
Non-current assets of discontinued operations	6	4,525

Total assets	22,831	20,142

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	183	333
Accounts payable and accruals	1,532	1,305
Deferred revenue	1,108	954
Current portion of long-term debt	412	264
Current liabilities of discontinued operations	4	883

Current liabilities	3,239	3,739
Long-term debt	4,264	3,681
Other non-current liabilities	783	785
Deferred income taxes	974	1,007
Non-current liabilities of discontinued operations	—	449

Total liabilities	9,260	9,661
Shareholders’ equity
Capital	2,932	2,799
Retained earnings	10,355	7,169
Accumulated other comprehensive income	284	513

Total shareholders’ equity	13,571	10,481

Total liabilities and shareholders’ equity	22,831	20,142

Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	31 December		31 December
	2007	2006	2007	2006

Cash provided by (used in):
Operating activities
Net earnings	434	391	4,004	1,120
Remove earnings from discontinued operations	(123)	(86)	(2,908)	(208)
Add back (deduct) items not involving cash:
Depreciation	120	116	468	438
Amortization	67	62	256	240
Net gains on disposals of businesses and investments	—	(3)	(8)	(47)
Deferred income taxes	(54)	(118)	(124)	(121)
Other, net	58	39	258	204
Pension contributions	—	(14)	(3)	(23)
Changes in working capital and other items	71	101	(133)	(50)
Cash provided by operating activities — discontinued operations	86	308	6	572

Net cash provided by operating activities	659	796	1,816	2,125

Investing activities
Acquisitions	(173)	(336)	(488)	(744)
Proceeds from disposals	7	28	18	88
Capital expenditures, less proceeds from disposals	(225)	(182)	(608)	(452)
Other investing activities	(4)	—	(37)	(26)
Capital expenditures of discontinued operations	—	(55)	(97)	(185)
Other investing activities of discontinued operations	—	(4)	(2)	(17)
Proceeds from disposals of discontinued operations, net of income taxes paid	(899)	(24)	7,151	81
Acquisitions by discontinued operations	—	—	(54)	(35)

Net cash (used in) provided by investing activities	(1,294)	(573)	5,883	(1,290)

Financing activities
Proceeds from debt	794	—	794	—
Repayments of debt	—	(15)	(249)	(88)
Net borrowings (repayments) under short-term loan facilities	190	(191)	(180)	108
Premium on foreign currency hedge	—	—	(76)	—
Repurchase of common shares	(93)	(54)	(168)	(412)
Dividends paid on preference shares	(2)	(1)	(6)	(5)
Dividends paid on common shares	(153)	(138)	(612)	(553)
Other financing activities, net	14	17	33	38

Net cash provided by (used in) financing activities	750	(382)	(464)	(912)

Translation adjustments	(73)	2	(72)	4

Increase (decrease) in cash and cash equivalents	42	(157)	7,163	(73)
Cash and cash equivalents at beginning of period	7,455	491	334	407

Cash and cash equivalents at end of period	7,497	334	7,497	334

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)

And Analysis of Free Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	31 December		31 December
	2007	2006	2007	2006

Net cash provided by operating activities	659	796	1,816	2,125
Capital expenditures	(225)	(182)	(608)	(452)
Other investing activities	(4)	—	(37)	(26)
Capital expenditures of discontinued operations	—	(55)	(97)	(185)
Other investing activities of discontinued operations	—	(4)	(2)	(17)
Dividends paid on preference shares	(2)	(1)	(6)	(5)

Free cash flow	428	554	1,066	1,440
Items affecting comparability:
Cash used in (provided by) operating and investing activities of discontinued operations	(86)	(249)	93	(370)
Interest on proceeds from sale of Thomson Learning, net of taxes	(86)	—	(155)	—
Spending on THOMSONplus initiatives	44	30	162	69
Spending on Reuters related costs	47	—	73	—
Settlement of lawsuit	—	—	36	—

	347	335	1,275	1,139

Notes

(1)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended			Twelve Months Ended
	31 December			31 December
	2007	2006	Change	2007	2006	Change

Revenues:
Legal	875	795	10%	3,318	3,008	10%
Financial	575	528	9%	2,186	2,025	8%
Tax & Accounting	248	211	18%	705	598	18%
Scientific	180	162	11%	651	602	8%
Healthcare	158	158	0%	452	374	21%
Intercompany eliminations	(3)	(4)		(16)	(16)

Total revenues	2,033	1,850	10%	7,296	6,591	11%

Operating Profit:
Segment operating profit
Legal	272	255	7%	1,044	943	11%
Financial	135	111	22%	454	380	19%
Tax & Accounting	89	95	(6)%	184	168	10%
Scientific	55	46	20%	175	151	16%
Healthcare	57	61	(7)%	85	81	5%
Corporate and other(1)	(131)	(84)		(389)	(235)

Total segment operating profit	477	484	(1)%	1,553	1,488	4%
Amortization	(67)	(62)		(256)	(240)

Operating profit	410	422	(3)%	1,297	1,248	4%

Notes

(1)	Corporate and Other includes THOMSONplus costs, corporate costs, Reuters transaction costs and certain costs associated with the company’s stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended		Twelve Months Ended
	31 December		31 December
	2007	2006	2007	2006

Legal	(52)	(50)	(205)	(187)
Financial	(42)	(45)	(172)	(180)
Tax & Accounting	(6)	(5)	(21)	(22)
Scientific	(9)	(7)	(32)	(23)
Healthcare	(7)	(5)	(24)	(16)
Corporate and Other	(4)	(4)	(14)	(10)

	(120)	(116)	(468)	(438)

PART XV

FINANCIAL INFORMATION AND OPERATING AND
FINANCIAL REVIEW ON REUTERS
PR Annex 1,
6.2, 20.1 and
20.3
CESR51-86

PR Annex 1,
20.7.1

LR 6.1.4(1)

LR 6.1.4(2)

LR 6.1.4(3)

PR Annex I,
20.4.1

PR Annex I,
20.5.1

The following information, which has been filed with the document viewing facility of the FSA or announced through a regulatory information service, is incorporated by reference into this Part XV:

Information Incorporated by Reference	Reference Document
Consolidated financial information of Reuters Group PLC and its subsidiaries as at 31 December 2006, 2005 and 2004 and for each of the three years in the period ended 31 December 2006	Reuters Group PLC Annual Report and Form 20-F 2006: Pages 75-133

Report of the Independent Registered Public Accounting Firm to the Members of Reuters Group PLC on the consolidated financial statements of Reuters Group PLC and its subsidiaries as at 31 December 2006 and 2005 and for each of the three years in the period ended 31 December 2006
Reuters Group PLC Annual Report and Form 20-F 2006: Page 74

Consolidated financial information of Reuters Group PLC and its subsidiaries as at 31 December 2005 and 2004 and for each of the two years in the period ended 31 December 2005	Reuters Group PLC Annual Report and Form 20-F 2005: Pages 50-108

Report of the Independent Registered Public Accounting Firm on the consolidated financial statements of Reuters Group PLC and its subsidiaries as at 31 December 2005 and 2004 and for each of the three years in the period ended 31 December 2005
Reuters Group PLC Annual Report and Form 20-F 2005: United States opinion on page 49

The financial information in this Part XV is set out as follows:

Page

Section 1: Selected historical financial information and accounting policies: Selected audited financial information as at and for each of the financial years 31 December 2006, 31 December 2005, 31 December 2004 and selected unaudited financial information for the nine months ended 30 September 2007 and 2006 prepared under Reuters IFRS accounting policies	299

Section 2: Operating and financial review for Reuters Group PLC for the financial years 31 December 2006, 31 December 2005 and 31 December 2004	311

Section 3: Reuters Group PLC unaudited third quarter report for the nine months ended 30 September 2007 prepared under Reuters IFRS accounting policies	334

Section 4: Unaudited reconciliations of the consolidated net income of Reuters Group PLC for each of the financial years ended 31 December 2006, 31 December 2005 and 31 December 2004 and for the nine months ended 30 September 2007 and of Reuters Group PLC’s shareholders’ equity at the ends of each of those periods prepared under the IFRS accounting policies applied by Reuters Group PLC in preparing its IFRS financial information for those periods to the Canadian GAAP accounting policies applied by Thomson in the preparation of its historical financial statements for the same periods.	370

Section 5: Report from PwC UK on the unaudited reconciliations of Reuters Group PLC financial information to Canadian GAAP	385

Section 6: Capitalisation and indebtedness disclosures for Reuters Group PLC	387

The financial information concerning Reuters Group PLC contained in this Part XV does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts of Reuters Group PLC in respect of the financial years ended 31 December 2004, 2005 and 2006 have been delivered to the Registrar of Companies. In respect of each of those accounts, Reuters Group PLC’s auditors, PricewaterhouseCoopers LLP, gave reports which were unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

1.	Selected Reuters historical financial information and accounting policies
LR 6.1.3(1)(d)

The financial information included in this section reproduces the audited primary statements (comprising the consolidated income statements, consolidated statements of recognised income and expense, consolidated balance sheets and consolidated cash flow statements) and accounting policies of Reuters Group PLC for the financial years ended 31 December 2006, 2005 and 2004, and the unaudited consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for the nine months ended 30 September 2007 and 2006 and the unaudited consolidated balance sheet as at 30 September 2007, prepared under Reuters IFRS accounting policies.

The financial information as at 31 December 2006 and 2005 and for each of the three years ended 31 December 2006, 2005 and 2004 has been extracted without material adjustment from the Reuters Group PLC Annual Report and Form 20-F 2006; the financial information as at 31 December 2004 has been extracted without material adjustment from the Reuters Group PLC Annual Report and Form 20-F 2005; and the financial information as at 30 September 2007 and for the nine months ended 30 September 2007 and 2006 is contained in section 3 of this Part XV.

To view the full notes that accompany the primary statements for the years ended 31 December 2006, 2005 and 2004, please refer to the Reuters Group PLC Annual Report and Form 20-F 2006 and the Reuters Group PLC Annual Report and Form 20-F 2005. These notes are not duplicated in this document. To view the detailed notes that accompany the primary statements for the nine months ended 30 September 2007, please refer to the information contained in section 3 of this Part XV.

Consolidated income statements

PR Annex I,
3.1 and 3.2

	Nine Months Ended 30 September				Year Ended 31 December
	2007		2006		2006		2005		2004
	Unaudited		Unaudited		Audited		Audited		Audited
	£m		£m		£m		£m		£m

Revenue	1,914		1,908		2,566		2,409		2,339
Operating costs	(1,745)		(1,731)		(2,351)		(2,251)		(2,187)
Other operating income	26		30		41		49		42

Operating profit	195		207		256		207		194
Finance income	74		56		72		41		15
Finance costs	(99)		(63)		(87)		(53)		(27)
Profit on disposal of associates, joint ventures and available-for-sale financial assets	18		—		76		38		203
Share of post-tax (losses)/profits from associates and joint ventures	(5)		(2)		(4)		5		11

Profit before tax	183		198		313		238		396
Taxation	(41)		(45)		(20)		(9)		(40)

Profit for the period from continuing operations	142		153		293		229		356
Profit for the period from discontinued operations	9		—		12		253		19

Profit for the period	151		153		305		482		375

Attributable to:
Equity holders of the parent	151		153		305		456		364
Minority interest	—		—		—		26		11

Earnings per share
From continuing and discontinued operations
Basic earnings per ordinary share	12.2	p	11.7	p	23.6	p	32.6	p	26.0	p
Diluted earnings per ordinary share	11.9	p	11.5	p	23.1	p	31.7	p	25.4	p

From continuing operations
Basic earnings per ordinary share	11.4	p	11.7	p	22.6	p	16.3	p	25.4	p
Diluted earnings per ordinary share	11.2	p	11.5	p	22.2	p	15.9	p	24.8	p

Consolidated statements of recognised income and expense

PR Annex I,
20.4.3

	Nine Months Ended 30 September		Year Ended 31 December
	2007	2006	2006	2005	2004
	Unaudited	Unaudited	Audited	Audited	Audited
	£m	£m	£m	£m	£m

Profit for the year	151	153	305	482	375
Actuarial gains/(losses) on defined benefit plans	109	60	6	(48)	(205)
Exchange differences taken directly to reserves	(6)	(77)	(95)	118	(48)
Exchange differences taken to the income statement on disposal of assets	—	—	—	(2)	6
Fair value gains/(losses) on available-for-sale financial assets	11	7	6	(15)	—
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—	—	(73)	—
Fair value gains/(losses) on net investment hedges	14	20	34	(39)	—
Fair value gains taken to the income statement on disposal of net investment hedges	—	—	—	(14)	—
Tax on the items taken directly to or transferred from equity	(21)	(14)	(4)	14	35

Net gains/(losses) not recognised in income statement	89	(4)	(53)	(59)	(212)

Total recognised income for the year	240	149	252	423	163

Attributable to:
Equity holders of the parent	240	149	252	374	166
Minority interest	—	—	—	49	(3)

Consolidated balance sheets
PR Annex I,
20.4.3

	As at 30
	September	As at 31 December
	2007	2006	2005	2004
	Unaudited	Audited	Audited	Audited
	£m	£m	£m	£m

Assets
Non-current assets:
Intangible assets	579	559	487	316
Property, plant and equipment	387	371	358	354
Investments accounted for using the equity method:
Investments in joint ventures	22	19	32	29
Investments in associates	20	19	4	6
Deferred tax assets	306	281	276	292
Other financial assets and derivatives	72	47	22	28
Retirement benefit assets	46	18	—	—

	1,432	1,314	1,179	1,025

Current assets:
Inventories	1	1	1	3
Trade and other receivables	293	258	270	535
Other financial assets and derivatives	220	210	18	287
Current tax debtors	17	8	6	7
Cash and cash equivalents	124	129	662	578

	655	606	957	1,410

Non-current assets classified as held for sale	7	—	1	145

Total assets	2,094	1,920	2,137	2,580

Liabilities
Current liabilities:
Trade and other payables	(430)	(491)	(456)	(721)
Current tax liabilities	(215)	(196)	(228)	(260)
Provisions for liabilities and charges	(39)	(60)	(64)	(87)
Other financial liabilities and derivatives	(373)	(166)	(49)	(181)

	(1,057)	(913)	(797)	(1,249)

Non-current liabilities:
Provisions for liabilities and charges	(102)	(204)	(392)	(340)
Other financial liabilities and derivatives	(541)	(521)	(371)	(329)
Deferred tax liabilities	(160)	(110)	(66)	(45)

	(803)	(835)	(829)	(714)

Liabilities directly associated with non-current assets classified as held for sale	—	—	—	(47)

Total liabilities	(1,860)	(1,748)	(1,626)	(2,010)

Net assets	234	172	511	570

Shareholders’ equity
Share capital	525	496	467	455
Other reserves	(1,727)	(1,738)	(1,692)	(1,755)
Retained earnings	1,436	1,414	1,736	1,671

Total parent shareholders’ equity	234	172	511	371
Minority interest in equity	—	—	—	199

Total equity	234	172	511	570

PR Annex I,
20.4.3

Consolidated cash flow statements

	Nine Months Ended 30
	September		Year Ended 31 December
	2007	2006	2006	2005	2004
	Unaudited	Unaudited	Audited	Audited	Audited
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	284	132	311	271	280
Interest received	29	23	42	55	19
Interest paid	(59)	(34)	(61)	(49)	(30)
Tax paid	(23)	(26)	(34)	(24)	(43)

Net cash flow from operating activities	231	95	258	253	226

Cash flows from investing activities
Acquisitions, net of cash acquired	(38)	(53)	(67)	(124)	(78)
Disposals, net of cash disposed	22	(14)	65	246	438
Purchases of property, plant and equipment	(94)	(79)	(122)	(145)	(109)
Proceeds from sale of property, plant and equipment	3	4	5	3	66
Purchases of intangible assets	(75)	(79)	(106)	(40)	(27)
Purchases of available-for-sale financial assets	(1)	—	—	(1)	(1)
Proceeds from sale of available-for-sale financial assets	23	—	—	85	25
Proceeds from closing of derivative contract	2	—	—	—	—
Dividends received	2	2	3	5	5

Net cash flow from investing activities	(156)	(219)	(222)	29	319

Cash flows from financing activities
Proceeds from issue of shares	31	26	32	10	6
Share buy-back	(143)	(413)	(527)	(223)	—
(Increase)/decrease in short-term investments	(2)	(1)	(196)	248	(105)
Increase/(decrease) in borrowings	196	322	270	(144)	(225)
Equity dividends paid to shareholders	(147)	(134)	(134)	(140)	(140)
Equity dividends paid to minority interests	—	—	—	(23)	—

Net cash flow from financing activities	(65)	(200)	(555)	(272)	(464)

Exchange (losses)/gains on cash and cash equivalents	(3)	(11)	(13)	66	(33)

Net increase/(decrease) in cash and cash equivalents	7	(335)	(532)	76	48

Cash and cash equivalents at the beginning of the year	105	637	637	561	513

Cash and cash equivalents at the end of the year	112	302	105	637	561

REUTERS ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements and interim financial information for the nine months ended 30 September 2007, from which the above financial information was extracted, are set out below. These policies have been consistently applied to the nine months ended 30 September 2007 and the years end 31 December 2006, 2005 and 2004, unless otherwise stated.

Basis of accounting

The financial information has been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985 and applicable accounting standards.

The preparation of financial information in conformity with generally accepted accounting principles requires management to make certain judgements, estimates and assumptions that affect the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

There are certain areas of complexity which require a higher degree of judgement. These areas include impairment of assets, accounting for employee share plans and defined benefit pension funds, provisions, allowances for doubtful accounts, deferred taxation and accounting for derivative assets and liabilities.

Adoption of International Financial Reporting Standards (IFRS)

Prior to 2005, Reuters prepared its annual consolidated financial statements under UK GAAP. From 1 January 2005, Reuters was required to prepare its annual consolidated financial statements in accordance with IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the EU and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The transition date to IFRS was 1 January 2004. All adjustments on first time adoption were recorded in shareholders’ equity on the date of transition, except for adjustments relating to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which were recorded in shareholders’ equity at 1 January 2005.

Basis of consolidation

The consolidated financial information includes financial information with respect to Reuters and its subsidiaries and the share of the post-acquisition results of associates and joint ventures.

Subsidiaries

Subsidiaries are all entities over which Reuters has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to Reuters and are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Reuters. The excess of the cost of an acquisition over the fair value of Reuters share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Reuters financial information, accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted.

Associates and joint ventures

Associates are all entities over which Reuters has significant influence but not control generally accompanying a shareholding of between 20 per cent. and 50 per cent. of the voting rights. Joint ventures are all entities over which Reuters has joint control with one or more other entities outside Reuters. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Reuters investment in associates and joint ventures includes goodwill and intangibles identified on acquisition, plus Reuters share of post-acquisition reserves.

Reuters share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When Reuters share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Reuters does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Gains on transactions between Reuters and its associates and joint ventures are eliminated to the extent of Reuters interest. For reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by Reuters.

Foreign currency translation

Amounts included in the financial information of each of Reuters entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in pounds, Reuters Group PLC’s functional and presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement except when deferred in equity as qualifying cash flow and net investment hedges.

Translation differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve in equity. The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•	income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);

•	assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and

•	all resulting differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Revenue recognition

Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.

Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance, at which time Reuters has no further obligation. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow Reuters to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Interest income is accrued on a time basis by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying value.

Pensions and similar obligations

Reuters operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement, as incurred, when the related employee service is rendered. Reuters has no further legal or constructive payment obligations once the contributions have been made.

For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The asset or liability recognised in the balance sheet, in respect of defined benefit pension plans, is the fair value of plan assets less the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.

Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are determined using an accounting methodology similar to that for defined benefit pension plans.

Share-based payments

Reuters makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based awards granted after 7 November 2002 but not vested by 1 January 2005 are measured at fair value at the date of grant using an options pricing methodology and expensed over the vesting period of the award. At each balance sheet date, Reuters reviews its estimate of the number of options that are expected to vest.

Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Reuters share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill and intangibles on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold.

Internally generated intangible assets — product development

Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming income-generating is capitalised as an intangible asset and amortised over the useful economic life. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product once completed. Capitalisation ceases when the product is ready for launch.

Expenditure on research activities, and on development activities that do not meet the above criteria, is charged to the income statement as incurred.

Internally developed intangible assets are systematically amortised, on a straight line basis, over their useful economic lives which range from three to five years.

Other intangibles

Software which forms an integral part of the related hardware is capitalised with that hardware and included within property, plant and equipment.

Costs which are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software assets are amortised on a straight line basis over their expected useful economic lives which range from three to five years.

Acquired intangible assets include software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives which range from five to fifteen years.

Impairment of assets

Goodwill is not subject to amortisation and is tested annually for impairment.

All other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which separately identifiable cash flows exist (cash generating units, ‘CGUs’). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.

Property, plant and equipment

All items of property, plant and equipment are stated at historical cost less depreciation including expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to Reuters and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives which are as follows:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease
Computer systems equipment, office equipment and motor vehicles	2 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Non-current assets held for sale (effective 1 January 2005)

Non-current assets and disposal groups are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

For 2004 comparatives, Reuters has applied the disclosure requirements for assets held for sale as at 31 December 2004. Balance sheet values have not been restated, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

Investments (effective 1 January 2005)

Classification

Reuters classifies its investments in the following categories:

•	financial assets at fair value through profit and loss;

•	loans and receivables;

•	held-to-maturity investments; and

•	available-for-sale financial assets.

The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss

This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the income statement. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; they are included in trade and other receivables in the balance sheet. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that Reuters management has the positive intention and ability to hold to maturity. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method.

Available-for-sale financial assets

Reuters has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date. Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.

Impairment and derecognition

Reuters assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets, is impaired. On impairment, the cumulative loss that had been recognised in equity is removed from equity and recognised in the income statement.

On disposal of the asset, gains or losses recognised directly in equity are removed from equity and recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.

Inventories and contract work in progress

Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received and receivable from the client.

Trade receivables

Trade receivables do not carry interest and are stated at their nominal value, as reduced by appropriate allowances for estimated irrecoverable amounts. A provision for impairment of trade receivables is established when there is evidence that Reuters will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provisions

Provisions, other than in respect of pension and post-retirement benefits, are recognised when Reuters has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes.

Leasing

Assets under leasing contracts are classified as finance or operating leases at the inception of the lease or when changes are made to existing contracts.

Assets classified as finance leases are recognised as assets of Reuters at the present value of the minimum lease payments determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are recognised in the income statement on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost, adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Reuters has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalised as part of the cost of the asset.

Purchases and sales of financial assets

Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by Reuters.

Derivative financial instruments and hedging (effective 1 January 2005)

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Reuters designates certain derivatives as either:

•	hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);

•	hedges of highly probable forecast transactions (cash flow hedges); or

•	hedges of net investments in foreign operations (net investment hedges).

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised immediately in finance costs.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognised in the income statement.

Net investment hedges

Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity.

Gains and losses accumulated in equity are recognised in the income statement on disposal or impairment of the foreign operation.

Embedded derivatives

Embedded derivatives arise in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. Such derivatives are separated from the host contracts and measured at fair value at each balance sheet date using forward exchange market rates. Changes in the fair value are recognised in the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges under Reuters policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Financial guarantees

Financial guarantees are non-derivative financial liabilities which are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS37 Provisions, Contingent Liabilities and Contingent Assets; and the amount initially recognised.

Fair value estimation (effective 1 January 2005)

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Embedded derivatives arise in revenue and supplier contracts where the currency of the contract is different from the functional currencies of the parties involved. The derivatives are separated from the host contracts and valued using quoted forward market rates.

Interest in shares of Reuters Group PLC

Shares held by the Reuters Employee Share Ownership Trusts and repurchased shares are recorded in the balance sheet at cost and reported as a deduction from shareholders’ equity.

Irrevocable commitments to repurchase shares during close periods are recorded in the balance sheet at estimated cost and reported as a current liability with a corresponding deduction from shareholders’ equity.

Dividend distribution

Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realisation or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

2.	Operating and financial review for Reuters Group PLC for the financial years ended 31 December 2006, 31 December 2005 and 31 December 2004
PR Annex I, 9

PR Annex l, 10

CESR 27-32

This Part XV includes forward-looking statements that involve risks and uncertainties. Reuters actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set out in Part II (Risk Factors) and elsewhere in this document. Reuters Group PLC provided a narrative analysis of its financial statements for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 in its Annual Reports and Form 20-Fs for the relevant periods. The Financial Review section below has been extracted from the Reuters Group PLC Annual Report and Form 20-F 2006 without material adjustment. The narrative presented in this part of the document should be read in conjunction with the audited historical financial statements and the notes to such financial statements contained in the Annual Reports and Form 20-Fs for the years ended 31 December 2006 and 31 December 2005.

Non-GAAP measures

A number of measures used in the following commentary and elsewhere in this report are ‘non-GAAP’ figures, which are business performance measures used to manage the business, that supplement the IFRS-based headline numbers. These include ‘underlying change’, ‘trading costs’, ‘trading profit’, ‘trading cash flow’, ‘adjusted EPS’, ‘free cash flow’ and ‘net debt/net funds’. Brief descriptions of these terms are provided below.

Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

Constant currency change is calculated by excluding the impact of currency fluctuations.

Trading costs are calculated by excluding the following from operating costs from continuing operations: restructuring charges associated with Reuters completed business transformation plans, which include Fast Forward (a three year business transformation programme completed in December 2005) and acquisitions, impairments and amortisation of intangibles acquired via business combinations, and fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).

Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

Trading cash flow is calculated by including capital expenditure and excluding the following from cash generated from continuing operations: restructuring cash flows associated with completed business transformation plans, which include Fast Forward and acquisitions, cash effect of derivatives used for hedging purposes and cash flows which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses, Thomson deal related costs and related tax effects.

Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Net debt/net funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and other borrowings.

Group performance

Summary results

Year to 31 December	2006		2005		2004
	£m		£m		£m

Continuing operations
Revenue	2,566		2,409		2,339
Operating costs	(2,351)		(2,251)		(2,187)
Other operating income	41		49		42

Operating profit	256		207		194
Net finance costs	(15)		(12)		(12)
Profit on disposal of associates, joint ventures and available-for-sale financial assets	76		38		203
Share of post-tax (losses)/profit from associates and joint ventures	(4)		5		11

Profit before tax	313		238		396
Taxation	(20)		(9)		(40)

Profit for the year from continuing operations	293		229		356
Profit for the year from discontinued operations	12		253		19

Profit for the year	305		482		375

Basic EPS	23.6	p	32.6	p	26.0	p
Adjusted EPS	17.1	p	13.8	p	11.8	p

Revenue, costs and profit

			Actual	Underlying
Year to 31 December	2006	2005	Change	Change	2004
	£m	£m			£m

Recurring	2,363	2,235	6%	4%	2,158
Usage	132	104	26%	24%	92
Outright	71	70	3%	4%	89

Total revenue	2,566	2,409	7%	5%	2,339

Operating costs	(2,351)	(2,251)	4%		(2,187)

Operating profit	256	207	24%		194

Operating margin	10%	9%	—		8%

Trading costs	(2,258)	(2,075)	9%	7%	(2,013)

Trading profit	308	334	(8)%	(11)%	326

Trading margin	12%	14%	—	—	14%

2006 financial information compared with 2005

Revenue

Full year revenue grew 6.5 per cent. to £2,566 million (2005: £2,409 million). Exchange rate movements accounted for 0.3 percentage points of this growth, and acquisitions, mainly the full year impact of the 2005 acquisition of Telerate, accounted for 1.4 percentage points of revenue growth.

On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue growth was 4.8 per cent. Core Plus initiatives contributed 1.3 percentage points (£32 million) to revenue growth. All four elements of Core Plus — electronic trading, high value content, new enterprise services and new markets — contributed to revenue growth.

Volume growth, the 2006 price increase and recoveries (exchange fees and specialist data) accounted for 3.5 percentage points of growth. The key drivers of volume growth were: new sales and migrations to Reuters 3000 Xtra; Reuters Knowledge (principally on the buy-side); Enterprise Datafeeds and Trade and Risk Management software.

Recurring revenue, which represented 92 per cent. of Reuters revenue in 2006 (93 per cent. in 2005), was £2,363 million (2005: £2,235 million). This represents an increase of 6 per cent. on an actual basis (4 per cent. underlying) compared to 2005.

Usage revenue, 5 per cent. of Reuters revenue in 2006 (4 per cent. in 2005), grew by 26 per cent. (24 per cent. underlying) to £132 million (2005: £104 million) compared to 2005.

Outright revenue, 3 per cent. of Reuters revenue in 2006 (3 per cent. in 2005), totalled £71 million, compared to the £70 million of 2005.

Revenue grew in all geographical regions. The Americas saw growth of 9 per cent. (underlying 8 per cent.), driven by strong sales of Enterprise solutions and Media services and good progress with Reuters Knowledge. Asia grew 7 per cent. (underlying 6 per cent.) benefiting from improved trading conditions in Japan, market-leading positions in China and India and the inclusion of Telerate revenues for the full 2006 year. Europe, Middle East & Africa revenues grew 5 per cent. (underlying 3 per cent.) with strong trading in the Nordic region, Russia and the Gulf, counterbalanced by consolidation in the German, Swiss and Italian markets.

Operating costs and trading costs

Total operating costs were £2,351 million, an increase of 4 per cent. from 2005. The drivers of this increase are largely explained in the context of the movement in trading costs. Trading costs totalled £2,258 million in 2006 (2005: £2,075 million), up 9 per cent. on 2005. New investment in Core Plus growth and transformation initiatives, net of early savings, contributed £109 million to cost growth in 2006. Inflation added approximately 3 per cent. to base costs, and additional costs of £21 million were incurred to invest in service resilience. Acquisitions added a further £30 million, principally Telerate, and data recoveries costs added a further £25 million. Offsetting these key drivers of cost increases were savings from the Fast Forward programme, totalling £80 million.

Trading cost increases were partially offset by much lower Fast Forward restructuring and acquisition integration costs. Total restructuring charges in 2006 were £13 million, compared to £112 million in 2005. 2005 charges included £94 million in respect of the Fast Forward restructuring programme, which completed at the end of 2005, and £18 million in respect of Telerate acquisition integration. The £13 million charged in 2006 relates only to acquisition integration, principally Telerate.

Operating costs also include the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within Reuters revenue and supplier contracts. Movements in fair values added £25 million to total operating costs in 2006, compared to £16 million in 2005.

Operating profit and trading profit

Operating profit totalled £256 million in 2006 (2005: £207 million), an increase of £49 million over 2005, largely reflecting the lower Fast Forward restructuring costs.

Trading profit was £308 million in 2006 (2005: £334 million). Trading profit was largely driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. However, these benefits were more than offset by the £77 million net new investment to drive Core Plus, taking into account revenues and early cost savings generated by the initiatives during the year.

The business delivered an operating profit margin of 10 per cent. (2005: 9 per cent.) and a trading margin of 12 per cent. (2005: 14 per cent.).

Profit for the year from continuing operations

Profit for the year from continuing operations was £293 million (2005: £229 million). The year-on-year increase of £64 million is largely due to the improved operating profit discussed above and the increase in profits from asset disposals. The sale of the majority of Reuters stake in Factiva realised a profit of £76 million, whereas the £38 million of disposal profits in 2005 came largely from further sales of Reuters stake in Tibco Software Inc. (TSI).

Net finance costs of £15 million increased by £3 million over the previous year, reflecting the net outflow of cash for the share buy-back programme and special contributions made towards funding the majority of the deficit position on two UK defined benefit pension schemes.

Income from associates and joint ventures in 2006 generated a loss of £4 million, compared to a profit in 2005 of £5 million. The losses in 2006 largely reflected the expected initial losses in Reuters new investments in FXMarketSpace and TIMES NOW, along with set-up costs incurred to establish

FXMarketSpace. Profits in 2005 largely reflected the results of Factiva, which ceased to be accounted for as a joint venture in October 2006.

The tax charge for the year was £20 million, compared to £9 million in 2005. As in 2005, 2006 benefited from the settlement of prior year tax matters.

Profit for the year from discontinued operations

Reuters has no activities which are required to be classified as discontinued operations in 2006. An additional gain of £12 million has been recognised in 2006 arising from the disposal of Instinet Group in 2005, compared to the £253 million profit recognised in 2005. The 2005 result was largely made up of the post-tax profit of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet Group’s business operations prior to its sale in December 2005.

Earnings per share

Profit for the year was £305 million (2005: £482 million), resulting in basic EPS of 23.6 pence, down 9 pence from the prior year, mainly due to the decrease in profits from disposals for the period. Adjusted EPS was 17.1 pence in 2006, up 24 per cent. from the previous year, reflecting lower net restructuring charges and a reduction in the number of shares in circulation, due to the share buy-back programme.

Summarised cash flow and free cash flow

Summarised Group cash flow

Year to 31 December	2006	2005	2004
	£m	£m	£m

Net cash flow from operating activities	258	253	226
Acquisitions and disposals	(2)	206	384
Purchases of property, plant and equipment, and intangibles	(228)	(185)	(136)
Proceeds from sale of property, plant and equipment	5	3	66
Dividends received	3	5	5
Proceeds from issue of shares	32	10	6
Share buy-back	(527)	(223)	—
Equity dividends paid to shareholders	(134)	(140)	(140)
Equity dividends paid to minority interests	—	(23)	—
Other movements	7	21	(8)

Movement in net (debt)/funds	(586)	(73)	403
Opening net funds/(debt)	253	326	(77)

Closing net (debt)/funds	(333)	253	326

Reconciliation of cash flow from continuing operations to free cash flow from continuing operations

Year to 31 December	2006	2005	2004
	£m	£m	£m

Cash flow from continuing operations	311	268	307
Net interest paid	(19)	(7)	(19)
Tax paid	(34)	(11)	(34)
Special contributions to pension schemes	187	—	—
Capital expenditure	(228)	(178)	(117)
Proceeds from sale of property, plant and equipment	5	3	49
Dividends received	3	5	4
Interim funding repayment from Telerate	—	(18)	18
Repayment of funds to BTC	—	26	—

Free cash flow from continuing operations	225	88	208

Cash generated from continuing operations was £311 million, compared to £268 million in 2005. The year-on-year improvement of £43 million was driven by lower restructuring charges than 2005 and savings achieved under the Fast Forward programme. It was also driven by a movement in working capital outflow of £50 million (2006: £115 million; 2005: £65 million), although excluding the contribution of £187 million towards funding pension deficits, working capital improved significantly on 2005.

Free cash flow from continuing operations was £225 million (2005: £88 million). This reflects lower cash restructuring charges and management action to improve working capital, partially offset by higher capital expenditure, cash tax and interest charges.

Investment in software and development projects increased by £66 million, reflecting higher levels of development under Core Plus. Tangible capital spend reduced by £16 million, reflecting the completion in 2005 of the move to Reuters head office in London’s Canary Wharf, partially offset by new investment in data centres. Total capex of £228 million was higher than the £220 million anticipated in the 2006 Outlook in the 2005 Annual Report and Form 20-F, reflecting additional investment to improve data centre resilience.

Trading cash conversion from continuing operations, (i.e. trading cash flow divided by trading profit) in 2006 was 111 per cent. (2005: 77 per cent.) with the increase in capital expenditure more than offset by working capital improvements.

Net debt was £333 million, compared to net funds of £253 million in 2005, a movement of £586 million. The significant movements in net debt include:

•	Free cash inflows of £225 million, as noted above;

•	Special contributions of £187 million towards funding the deficit in two UK defined benefit pension schemes;

•	The ongoing cost of the share buy-back programme, amounting to £527 million;

•	Dividend payments of £134 million; and

•	Net outflow from acquisitions and disposals of £2 million, including £79 million from the disposal of Factiva.

Dividends

Dividends paid in 2006 totalled £134 million. The final dividend proposed in respect of 2006 was 6.9 pence per share, an increase of 12 per cent. on the prior year, reflecting Reuters continued confidence in the future performance of its business. The total dividend in respect of 2006 is 11 pence, an increase over 2005 of 10 per cent.

Reuters is committed to maintaining a progressive dividend policy, which reflects the long-term earnings potential, whilst moving towards minimum dividend cover of at least two times based on adjusted earnings.

Balance sheet

The Reuters net assets were £172 million at 31 December 2006, a reduction of £339 million on the previous year. This reduction primarily reflects the return of funds to shareholders through the share buy-back programme.

The main movements in the Group balance sheet between 2006 and 2005 are:

•	The capitalisation of property, plant and equipment and intangible assets of £290 million, offset by annual depreciation and amortisation charges of £141 million.

•	A change in the composition of Reuters net debt (net funds in 2005), with lower cash holdings and higher debt being offset by lower pension obligations due to the special contributions towards funding the deficits in two UK defined benefit pension schemes.

Summarised Group balance sheet

Year to 31 December	2006	2005	2004
	£m	£m	£m

Non-current assets	1,314	1,179	1,025
Current assets	606	957	1,410
Non-current assets classified as held for sale	—	1	145

Total assets	1,920	2,137	2,580

Current liabilities	(913)	(797)	(1,249)
Non-current liabilities	(835)	(829)	(714)
Liabilities associated with non-current assets classified as held for sale	—	—	(47)

Total liabilities	(1,748)	(1,626)	(2,010)

Net assets	172	511	570

Shareholders’ equity	172	511	371
Minority interest	—	—	199

Total equity	172	511	570

Reuters largest acquisition during 2006 was that of Application Networks for £22 million, which completed in June 2006. Other acquisitions included two small Telerate distributor businesses in India and Italy. Reuters also made a number of investments in associates and joint ventures, including a 26 per cent. holding in TIMES NOW of £11 million; and an initial contribution of £8 million to establish FXMarketSpace as a joint venture with the CME (an additional £6 million was invested by each partner in early 2007 towards the total commitment of $45 million for each partner intended to bring the joint venture to a cash flow positive status; the partners evaluate on an ongoing basis whether additional funding may be required).

Disposal activity for the year included the sale of the majority of Reuters 50 per cent. stake in Factiva to Dow Jones for net cash proceeds of £79 million, resulting in a gain on sale of £76 million.

2005 financial information compared with 2004

Revenue

Full year revenue grew by 3 per cent. to £2,409 million (2004: £2,339 million). This was Reuters first full year of revenue growth since 2001. On an underlying basis, revenue was approximately the same as in 2004. Acquisitions, particularly of Telerate, accounted for most of the difference between actual and underlying increases, with the remainder due to currency movements. In the newly integrated Telerate business, sales focus on revenue retention post-acquisition drove better than expected revenue performance.

Recurring revenue was £2,235 million (2004: £2,158 million). This represented an increase of 4 per cent. on an actual basis (1 per cent. underlying) compared to 2004, and was the first time underlying recurring revenue had grown since 2001.

Usage revenue grew by 13 per cent. to £104 million (2004: £92 million). This was driven by strong performance from Reuters transaction services as well as higher advertising revenue from reuters.com.

Outright revenue totalled £70 million (2004: £89 million), a decline of 22 per cent. compared to 2004. This decline was mainly due to Reuters continued withdrawal from technology consulting as part of the Fast Forward programme, which completed in 2005.

Operating costs and trading costs

Total operating costs were £2,251 million, an increase of 3 per cent. from 2004 (£2,187 million). The drivers of the increase are largely explained in the context of the movement in trading costs. Trading costs were £2,075 million in 2005 (2004: £2,013 million), up 3 per cent. on an actual basis (flat on an underlying basis), demonstrating Reuters continued cost discipline. The differences between the underlying and actual increases are mostly related to acquisitions, principally Telerate, with the remainder due to currency movements.

Additionally, Fast Forward restructuring costs of £94 million were £26 million lower than the previous year. The Fast Forward business transformation completed in 2005, with outsourcing communications to BT/

Radianz, further headcount reductions and expansion in Bangalore and Bangkok resulting in further annualised savings of £126 million.

Reuters also incurred £18 million of acquisition related integration costs, principally relating to Telerate. Reuters invested £41 million in the second half of 2005 in Core Plus transformation projects and growth initiatives. These included investment in new electronic trading products and rationalising data centres and product development units.

Operating profit and trading profit

Operating profit rose from £194 million to £207 million, reflecting improved trading performance.

Trading profit was £334 million in 2005 (2004: £326 million). Trading margin remained at 14%, after expenditure on investments in the Core Plus programme.

Profit for the year from continuing operations

Profit in 2005 from continuing operations was £229 million, a decrease from £356 million in 2004 driven by a reduction in profits on asset disposal. Net finance costs were comparable to 2004 at £12 million due to a similar net debt position throughout the year, prior to the disposal of Instinet Group. The tax charge was £9 million compared to £40 million in 2004 mainly due to the benefit of settling prior year tax matters.

Profit for the year from discontinued operations

Profit from discontinued operations rose from £19 million to £253 million, largely due to the post-tax profits of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet’s business operations prior to sale. This was partly offset by losses on the sale of Radianz to BT, and on the partial disposal of the Group’s interest in Bridge Trading Company (BTC) to Instinet Group.

Earnings per share

Profit for 2005 was £482 million (2004: £375 million), resulting in basic EPS of 32.6 pence, up 6.6 pence from 2004. Adjusted EPS was 13.8 pence, up 2 pence from 2004, reflecting a stronger trading profit and a reduction in the number of shares in circulation due to the share buy-back programme.

Summarised cash flow

Cash generated from continuing operations was £268 million (2004: £307 million) and free cash flow was £88 million (2004: £208 million). The year-on-year decline was driven by increases both in capital investment and restructuring charges. Higher capital investment resulted from Reuters move to its London headquarters at Canary Wharf, stepped-up investment in data centres and the capitalisation of product development and software costs. 2005 cash restructuring costs were £147 million (2004: £100 million), of which £132 million represented the peak year for Fast Forward cash charges and the remainder related mainly to the integration of Telerate. Cash flow in 2004 also benefited from £49 million of proceeds from the sale of property, plant and equipment disposals which did not recur in 2005.

Net funds were £253 million (2004: £326 million). Excluding £507 million of net funds from Instinet Group in 2004, 2005 shows a year-on-year improvement in net debt to net funds. This was largely due to cash flow from operations of £268 million and net cash proceeds from disposals/acquisitions (mainly Instinet) of £710 million, partially offset by net purchases of assets of £182 million, dividend payments of £140 million, and payments made as part of the share buy-back programme of £223 million.

Dividends

Dividends paid were £140 million in 2005 and 2004. The final dividend was 6.15 pence per share in line with 2004.

Balance sheet

Reuters net assets reduced to £511 million in 2005, from £570 million in 2004. The main movements in the balance sheet were:

•	The disposal of Instinet Group — reducing both total assets and liabilities upon sale and reducing the minority interest in Instinet Group to zero.

•	The impact of the share buy-back programme, which decreased shareholder funds by £283 million (which includes £59 million in current liabilities resulting from irrevocable commitments entered into during the close period).

•	An increase in non-current liabilities, principally reflecting an increase in net pension obligations from £256 million to £310 million, largely as a result of changes to key assumptions underpinning the net liability valuation (both the rate of return and discount rate decreased which resulted in a larger present value liability).

The largest acquisition in 2005 was Telerate for £122 million. Other acquisitions included Action Images and Ecowin.

Disposals included Reuters 62 per cent. stake in Instinet Group to NASDAQ. Prior to this disposal, Reuters had sold BTC to Instinet Group and had received a dividend from Instinet Group following the sale of its Lynch, Jones & Ryan subsidiary to The Bank of New York. The net proceeds from all these transactions totalled approximately £630 million.

Other disposals included the sale of 16 million shares in TSI for £63 million resulting in a profit of £33 million, and the sale of Radianz to BT for £115 million cash resulting in a loss of £4 million.

Financial Review

Divisional performance

Overview

Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. The business divisions have profit and loss responsibility. Revenues and trading profit for the two years to 31 December 2006 are analysed by business division in the following sections.

During 2006, Reuters transferred its development and data teams to become part of the business divisions, to align these teams more closely with its divisional plans. These plans are being further strengthened by investment in the quality and timeliness of Reuters data. Operationally, Reuters has introduced a new end-to-end framework for managing products through their entire lifecycle, simplifying the process and enabling it to make the most of its resources and maximise the return on its investments.

Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

Reuters faces competition in most of the market sectors and geographical areas in which they operate. Reuters monitors the competitive landscape actively in order to be able to respond to market developments.

The business divisions serve customers through the Global Sales and Service Operations group which is split into geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, Reuters runs its Focus Group Accounts team as a global sales and support channel for the largest customers. Locally, members of the sales and service teams work with customers to build relationships and to identify the correct Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, Reuters customer training specialists work with end-users to ensure they get full value from the products. In addition, Reuters provides product, content and technical support by telephone and email from three regional hubs, one based in each principal time zone. Reuters also offers proactive telephone support and remote learning to help users of premium products get the most out of their service. To increase awareness of the latest developments in its product range, Reuters has a travelling showcase for Reuters products called ‘brightspot’.

Reuters Editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

Reuters financial data comes from an array of sources such as exchanges, over-the-counter markets, customers, research services and other contributors such as energy and fixed income data providers, as well as from Reuters own news, research and data operations.

The editorial team of 2,400 text, television and photo journalists aims to report the news to the highest standards of accuracy, insight and timeliness. Representing some 90 nationalities, they report from nearly 200 bureaux in 19 languages. They filed 3 million news items in 2006 to customers in the form of text, pictures, TV, video and graphics.

Reuters coverage includes data from 250 exchanges, more than 1.5 million bonds, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from around 6,000 financial services contributors. In addition, the fundamentals and estimates data is recognised as a leading source of high quality financial information, covering over 45,000 companies worldwide.

Sales & Trading division

Overview

Sales & Trading — the largest business division — serves the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and commodities and energy markets. The division’s major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad spectrum of asset classes. Reuters customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, Reuters continues to identify opportunities in new asset classes.

The premium desktop product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.

Reuters trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. Reuters now has a range of trading and post-trade services for FX and money markets, fixed income and exchange traded instruments. Reuters strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges. Through Reuters Dealing 3000, customers have access to a trading community of 18,000 FX and money market traders globally.

Reuters Trader is the mid-tier product which is also offered in versions targeted at regional markets. Users of the mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. Reuters is working to complete the migration of its customers from older products to new Reuters Trader products, many of which are browser-based.

Reuters Sales & Trading information products compete with Bloomberg, Thomson Financial, Sungard, Telekurs, IDC, and Factset, as well as stock exchanges, plus a number of smaller local and regional competitors which offer information products for the financial markets. In the electronic trading business Reuters competes with exchanges, particularly in the energy and commodity markets; direct market access providers such as Lava and Sonic, now owned by banks (which are also Reuters customers); order management system providers, which are increasingly adding information and trading capabilities; single-bank portals and multi-bank portals such as FX All; and other electronic execution venues such as Market Axess, Thomson TradeWeb, EBS (now owned by ICAP) and Bloomberg.

Financial performance

Sales & Trading division summary operating and trading results

			Actual	Underlying
Year to 31 December	2006	2005	Change	Change
	£m	£m

Revenue	1,690	1,613	5%	3%

Trading costs	(1,476)	(1,373)	8%	6%
Restructuring charges	(12)	(76)
Other operating income (in trading costs)	(20)	(16)
Impairments and amortisation of business combination intangibles	(17)	(14)
Fair value movements in expenses	(18)	(16)

Operating costs	(1,543)	(1,495)	3%

Other operating income	27	37

Operating profit	174	155	13%

Operating margin	10%	10%
Trading margin	13%	15%

Sales & Trading returned to underlying revenue growth in 2006 under a new management team led by Mark Redwood. The key to profitable growth lies in focusing on a small number of standard technology platforms, and on high-margin transactions-related revenue. In 2006, revenue of £1,690 million was up 5 per cent. on an actual basis, and 3 per cent. on an underlying basis after accounting for growth generated by the acquisition of Telerate during 2005. The major drivers of revenue growth were sales of 3000 Xtra, helped by favourable market conditions, and transaction revenues, helped by strong FX markets.

Recurring revenue within Sales & Trading grew 4 per cent. on an actual basis and 2 per cent. on an underlying basis. The biggest growth driver was Reuters 3000 Xtra, which saw subscription revenue grow by 12 per cent. on an actual basis and 8 per cent. on an underlying basis. While this increase was driven in part by migrations from other Reuters desktop products, the highest proportion came from new sales, benefiting from favourable market conditions, new sales into areas such as credit derivatives and customers wanting to trade on new transactions services. Reuters Trader for Commodities also saw encouraging growth, reflecting volatile energy and commodities markets.

Strong foreign exchange markets, as well as new services such as prime brokerage, also drove growth of 23 per cent. on an actual and underlying basis in Sales & Trading usage revenues, taking them to £93 million. Reuters conversational dealing services also saw revenue growth driven by an active global market and emerging markets expansion. Reuters leading position in FX is creating significant new growth opportunities such as the FXMarketSpace joint venture with the CME.

Transactions services were the major area of growth-focused Core Plus investment in Sales & Trading during 2006. Reuters Trading for Foreign Exchange saw encouraging volume growth, while Reuters Trade Notification Service is beginning to establish itself as an industry standard for post-trade messaging among FX brokers and their clients. The launch of Reuters Trading for Exchanges, which enables customers to transact exchange-traded instruments, was recently boosted by an agreement with BNY ConvergEx to offer its global trading services through this platform, bringing the number of brokers live on the platform to eight.

Operating costs increased to £1,543 million in 2006 (up 3 per cent. on an actual basis), reflecting an increase in trading costs, partially offset by lower Fast Forward restructuring charges.

Trading costs increased to £1,476 million in 2006 (up 8 per cent. on an actual basis and up 6 per cent. on an underlying basis), driven by significant investment in Core Plus initiatives such as transactions services and customer service infrastructure, the effect of which was offset to some extent by operating efficiencies and reductions in communications costs.

A key part of strengthening the position in Sales & Trading in 2006 was to migrate former Telerate customers to the latest Reuters products. In line with the integration plan, the Telerate migration was completed in Europe and Asia by the end of 2006, and completed in the Americas and with Reuters largest global customers in 2007. Telerate profits are in line with the original acquisition plan. A restructuring charge of £13 million relating to the integration of Telerate was taken in 2006, with the majority (£12 million) incurred within the Sales & Trading division. Restructuring charges have reduced significantly compared to 2005 as the Fast Forward programme came to an end.

In 2006, operating profit was £174 million, up 13 per cent. The reduction in the 2006 restructuring charge was the primary driver of this growth, as increased revenues were partially offset by the cost of Core Plus investments. Trading profit declined by 10 per cent. on an actual basis and 17 per cent. on an underlying basis.

Research & Asset Management division

Overview

The Research & Asset Management division focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment. There was a smooth management transition at year end, with Michael Peace taking over responsibility for the division on the retirement of Julie Holland.

The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.

The Reuters Knowledge family is targeted at the research and advisery communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. Knowledge can be integrated with Reuters flagship real time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.

The Reuters Wealth Manager family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building deeper client relationships. The Reuters Wealth Manager family includes content on a wide range of single asset and collective investment funds provided by Reuters Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.

As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.

In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset and Standard & Poor’s, as well as smaller niche players. The Lipper funds information business competes with Morningstar, plus a number of local domestic players.

Financial performance

Research & Asset Management division summary operating and trading results

			Actual	Underlying
Year to 31 December	2006	2005	Change	Change
	£m	£m

Revenue	298	258	15%	12%

Trading costs	(305)	(276)	10%	8%
Restructuring charges	—	(11)
Other operating income (in trading costs)	(4)	(3)
Impairments and amortisation of business combination intangibles	(3)	(3)
Fair value movements in expenses	(3)	—

Operating costs	(315)	(293)	7%

Other operating income	5	—

Operating loss	(12)	(35)	(63)%

Operating margin	(4)%	(13)%
Trading margin	(2)%	(6)%

The Research & Asset Management division made progress towards profitability in 2006, with revenues of £298 million up 15 per cent. (12 per cent. on an underlying basis) beginning to drive more significant economies of scale.

Research & Asset Management aims to provide independent content and insight to the following user communities: Investment Banking, Investment Management & Corporates and Wealth Management.

Investment Banking, Investment Management & Corporates were the major revenue drivers for the division in 2006, with total revenues growing 27 per cent. on an actual basis and 22 per cent. on an underlying basis to £171 million. Revenues were driven by the addition of 3,000 standalone Reuters Knowledge positions (bringing the total to 14,000) and the sales of Reuters Knowledge embedded in Xtra and datafeeds. The superior quality of Reuters company fundamentals and estimates data was key to driving growth in both feeds and desktops. Reuters also benefited as customers broadened their global coverage, by providing in-depth information on emerging markets such as China and India.

Revenue from the Wealth Management customer base grew 2 per cent. on an actual basis and 1 per cent. on an underlying basis to £127 million. Ongoing management actions to restructure unprofitable low tier desktop business limited top line growth, but moved this part of the business closer to profitability. Customer demand is growing for datafeed and online solutions within their wealth management workflow and for Lipper funds information. Simplification remains a key Wealth Management theme with the beginning of convergence of several existing products onto the global Reuters Knowledge for Wealth Management platform.

Operating costs were £315 million in 2006, up 7 per cent. driven primarily by trading cost increases, partially offset by lower Fast Forward restructuring charges. Trading costs were £305 million in 2006, up 10 per cent. on an actual basis and 8 per cent. on an underlying basis. In 2006, the business saw significant investments under the Core Plus programme in high value content and new functionality for Reuters Knowledge. With Reuters Knowledge now on a quarterly release cycle, new content can be released to customers more quickly. The 2005 acquisition of Ecowin also contributed profits in 2006. Partially offsetting the higher trading costs were lower Fast Forward restructuring charges.

Research & Asset Management generated a net operating loss of £12 million in 2006, compared to a loss of £35 million in 2005, despite additional Core Plus investment costs in 2006. This improvement was primarily driven by the improved revenue growth.

Enterprise division

Overview

Reuters aggregates information to give a single view of the financial markets and the events that move them. The Enterprise division provides information and software that support business automation within the capital markets, for example, automated trading and regulatory compliance.

Reuters products include:

•	Reuters DataScope real-time datafeeds, streams of machine-readable price data delivered over Reuters networks at high speed for use in customers’ information and trading services;

•	Reuters DataScope pricing and reference data which help banks and financial organisations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006 Reuters launched a new distribution platform, Reuters DataScope Select, to support back office and fund valuation processes;

•	Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•	Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, Reuters acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements Reuters existing strengths in FX and treasury risk management; and

•	Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.

Several stock exchanges compete with Reuters real time datafeed business by providing low-latency real-time feeds of their data direct to banks and financial institutions. In addition, feedhandlers and application programmable interface developers such as Wombat, Infodyne and ACTIV Financial compete with Reuters in the market data delivery arena. Reuters pricing and reference data offerings compete primarily with Bloomberg, Telekurs, and IDC. Competitors in the supply of risk products and market data systems or related components include Algorithmics, Murex, Summit Systems, Sungard Data Systems, Misys, GL TRADE and a large number of smaller firms.

Financial performance

Enterprise division summary operating and trading results

			Actual	Underlying
Year to 31 December	2006	2005	Change	Change
	£m	£m

Revenue	408	385	6%	6%

Trading costs	(323)	(291)	11%	10%
Restructuring charges	(1)	(17)
Other operating income (in trading costs)	(5)	(5)
Impairments and amortisation of business combination intangibles	(3)	(4)
Fair value movements in expenses	(3)	—

Operating costs	(335)	(317)	6%

Other operating income	6	8

Operating profit	79	76	3%

Operating margin	19%	20%
Trading margin	21%	24%

The Enterprise division, under the leadership of Peter Moss, achieved a strong return to revenue growth in 2006. Revenue of £408 million was up 6 per cent. both on an actual and underlying basis.

Reuters financial services customers are looking to grow revenues and cut costs through increased levels of business automation. The Enterprise division is well placed to help them achieve these goals, and made significant progress during 2006.

Enterprise Information area saw the best revenue growth within the Enterprise division. On both an actual and an underlying basis revenues grew 13 per cent. to £220 million. Financial services customers are consuming more and more data as they seek to provide a competitive edge for their customers, and become increasingly sophisticated in the valuation of financial instruments and funds and understanding of risk. The breadth, depth and reliability of Reuters Enterprise Information make it a market leader in these fields.

Trade and Risk Management also benefited from demand for business automation, and saw revenues grow 13 per cent. on an actual basis (12 per cent. on an underlying basis) to £92 million. The Kondor+ trade and risk management desktop product was significantly upgraded in the course of the year, and the launch of Kondor+ Trade Processing added front-to-back office trade management capabilities to further the automation of trading businesses. Application Networks was acquired and integrated during 2006. Although its initial contribution to revenues was small, the sales pipeline is strong.

Information Management Systems (IMS) continued to see revenue declines — by 11 per cent. on an actual basis (12 per cent. on an underlying basis) — to £96 million, driven by the move to desktop based solutions at smaller sites, withdrawal from the hardware business and the fact that the majority of customers have now migrated from legacy platforms onto Reuters Market Data System (RMDS). By the end of 2006, IMS had seen the majority of the flow-through effect of migrating customers from legacy TIB/Triarch systems to the RMDS, as well as from exiting other legacy business. New Core Plus products such as the Reuters Wireless Delivery System and Reuters Tick Capture Engine started to generate revenue in 2006, with an expectation of making a larger contribution during 2007. Widespread customer use of RMDS as a platform for making information available throughout an enterprise is of key strategic importance to Reuters.

Enterprise operating costs in 2006 were £335 million, up 6 per cent. driven primarily by trading cost increases, partially offset by lower Fast Forward restructuring charges. Trading costs in 2006 were £323 million, up 11 per cent. on an actual basis and 10 per cent. on an underlying basis. During 2006, the Enterprise division invested in a series of new initiatives under Core Plus to broaden its suite of business automation solutions. For example, Reuters Datafeed Direct, Reuters DataScope Tick History, the Reuters Tick Capture Engine and Reuters NewsScope all support evolving trends in automated trading.

Although Core Plus investment reduced 2006 trading profit, trading margin remained above 20 per cent. Operating profit increased slightly in 2006 to £79 million, helped by the reduction in Fast Forward restructuring charges, though the operating margin decreased to 19 per cent.

Media division

Overview

The Media division creates, packages and distributes news and information services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services across online, mobile, and IPTV platforms. Reuters Media products provide comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and influential consumers who need fast, accurate and trusted news and information to keep them informed. Reuters news and information reaches over 1 billion people every day through its worldwide media partners, and Reuters online sites reach a unique audience of 16 million individuals globally each month.

In June 2006, Reuters re-launched Reuters Pictures, the online photo product and archive used by media outlets worldwide. In September 2006, Reuters launched the first virtual news bureau in Second Life, an online virtual world, helping Reuters to strengthen its online media brand and profile. Reuters sold the majority of its 50 per cent. stake in the Factiva joint venture to Dow Jones (its joint venture partner) for cash consideration of £79 million in December 2006.

Reuters main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including the BBC’s websites and Yahoo! Finance.

Financial performance

Media division summary operating and trading results

			Actual	Underlying
Year to 31 December	2006	2005	Change	Change
	£m	£m

Revenue	170	153	11%	10%

Trading costs	(154)	(135)	13%	12%
Restructuring charges	—	(8)
Other operating income (in trading costs)	(2)	(2)
Impairments and amortisation of business combination intangibles	(1)	(1)
Fair value movements in expenses	(1)	—

Operating costs	(158)	(146)	8%

Other operating income	3	4
Operating profit	15	11	43%

Operating margin	9%	7%
Trading margin	10%	12%

The Media division delivered strong growth in 2006, with revenues of £170 million up 11 per cent. on an actual basis (10 per cent. on an underlying basis). The major drivers of revenue growth were new sales of TV subscriptions and growth in online advertising. Chris Ahearn strengthened his team during the year by adding online editorial, marketing, technology and advertising expertise.

Revenue from Agency Services grew 7 per cent. on actual basis (6 per cent. on an underlying basis) to £143 million, driven principally by strong new sales of TV subscriptions, particularly in the Middle East and Central and Eastern Europe, and increased customer use of picture services. As publishers and broadcasters retrench and seek to control their direct editorial costs, new revenue opportunities for Reuters News Agency have opened and continued to be pursued. In addition, the demand for video for inclusion in the online properties of traditional newspaper clients has fuelled demand for Reuters television feeds.

Consumer Media revenue grew 38 per cent. on an actual and 39 per cent. on an underlying basis to £27 million, driven principally by strong growth in online advertising on the reuters.com sites.

Trading profit declined on an actual basis, but remained stable on an underlying basis, with a strong performance from the Agency business offset by the investment under Core Plus to capitalise on the high growth rates in interactive media. Operating profit increased in 2006 to £15 million, helped by the reduction in Fast Forward restructuring charges.
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Supporting financial information

Treasury policies

Reuters treasury function is a cost rather than profit centre. All treasury activity takes place within a formal control framework under policies approved by the Board. As such, all transactions which are undertaken are designed to mitigate risk within the business or to secure funding. At no time does Reuters undertake speculative transactions or transactions without an underlying commercial rationale.

The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

Financing

Reuters finances the business from a mixture of cash flows from operations, short-term borrowings from banks, commercial paper issuance, backed up as required by committed bank facilities, and debt issuance in the capital markets. Reuters manages net debt position and interest costs to support its continued access to the full range of debt capital markets. Reuters expects to be able to finance its current business plans from ongoing operations and its external facilities.

Net cash flows are applied to reduce debt, placed in short-term deposits with financial institutions holding strong credit ratings or used to repurchase the company’s own shares as part of an announced buy-back programme designed to enhance shareholder returns.

During 2006, £527 million was applied to market purchases of the company’s own shares. At 31 December 2006, the Group had net debt of £333 million.

Reuters is rated by the three principal credit rating agencies. As at 31 December 2006, the long- and short-term ratings were Fitch A-/F1, Moody’s A3/P-2 and Standard and Poor’s A-/A-2. Following the announcement on 1 March 2007 that Reuters expected to increase the buy-back during 2007 to £400 — 425 million, which includes the £250 million remaining of the £1 billion buy-back announced in July 2005, Standard and Poor’s and Fitch Ratings both revised downwards the long-term rating from A- to BBB+ and Moody’s have put the rating under review for a possible downgrade. Going forward, Reuters will actively manage its capital structure to maintain an investment grade rating of BBB+/Baa1.

Reuters borrows in various currencies, at both fixed and floating rates, and uses derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in foreign operations into the Group’s reporting currency of sterling, for accounting purposes, creates translation exposure. To mitigate this effect, to the extent that the Group has core debt it will be held in currencies approximately proportionate to the currency profile of the Group’s net assets.

In broad terms, using the average net debt position, a 1 per cent. increase in global interest rates would have reduced profit before tax in the year by approximately £2 million (2005: £2 million) before the impact of hedging.

Multicurrency revolving credit facility

In October 2006, Reuters entered into a committed multicurrency revolving credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2006, Reuters had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit. There were no cash drawings from the facility during 2006. The commitment expires, and any final repayment is due in October 2011, unless one-year extension options are exercised in October 2007 and October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2013.

The facility is on customary terms and conditions. Drawings under the facility may be made in sterling, euros or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross-defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains no financial covenants.

Euro Commercial Paper Programme

A £1.5 billion Euro Commercial Paper Programme is available in respect of which Reuters had obligations of £122 million at 31 December 2006. The minimum outstanding during 2006 was nil and the maximum was £319 million.

The programme is on customary terms and conditions, including a condition that the company should not be in default on any other debt or similar obligation. Issues are only made to the extent that funds can be repaid from committed financing facilities or available Group cash.

The programme has no final maturity date, contains no financial covenants and there is no requirement to update the programme documentation. Debt is issued at market rates agreed between the issuer and the dealer.

Euro Medium Term Note Programme

Reuters also has available a £1 billion Medium Term Note Programme. At 31 December 2006, Reuters had outstanding obligations of £510 million under the programme, repayable at various dates up to November 2010 including a €500 million (£337 million) public bond, issued in November 2003 and maturing in November 2010, and a €250 million (£168 million) floating rate note, issued in November 2006 and maturing in November 2008. The minimum outstanding during 2006 was £341 million and the maximum was £510 million.

The programme is on customary terms and conditions. The programme has no final maturity date but the prospectus, containing financial information, is updated each year. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants and notes in issue have no cross-default provision.

Short-term uncommitted facilities

In addition, Reuters has short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £117 million. At 31 December 2006, £24 million of the facilities were utilised in the form of bank overdrafts.

Contractual obligations

The following table summarises Reuters principal contractual financial obligations at 31 December 2006.

Contractual obligations

	Payments Due by Period
		Less than	1-3	3-5	After 5
At 31 December 2006	Total	1 Year	Years	Years	Years
	£m	£m	£m	£m	£m

Finance lease payables	4	2	2	—	—
Debt obligations (including future interest payments)	907	217	299	391	—
Pension obligations*	131	68	58	5	—
Other provisions and liabilities**	95	59	23	8	5
Operating leases	652	88	149	115	300
Purchase obligations	981	164	293	370	154

Total contractual obligations	2,770	598	824	889	459

*	Net pension obligations are recorded on the balance sheet at £131 million (£145 million pension obligations less £14 million pension funds in surplus). As there is discretion under the various schemes as to the amounts the Group will contribute to settlement of the net pension obligation, the amounts provided are estimates.

**	Other provisions and liabilities (excluding net pension obligation) on the balance sheet total £119 million. Of this, £95 million are financial liabilities that require settlement in cash. Additionally, the balance sheet contains a deferred tax liability of £110 million. No estimate has been provided for these in the table above as they are not contractually obligated financial liabilities.

Foreign exchange

Almost 90 per cent. of Reuters revenue is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. In some cases, product pricing is denominated in a foreign currency which gives rise to embedded derivatives, for which movements in value are recognised in profit or loss. Reuters profits are therefore exposed to currency fluctuations.

In broad terms, using the 2006 mix of profits, a 5 cent weakening/ strengthening in either the US dollar or the euro would decrease/ increase 2007 trading profits by approximately £10 million.

Exchange rate movements in 2006 had a £3 million net impact on operating profit.

		Operating	Operating
Currency Impact	Revenue	Cost	Profit
	£m	£m	£m

Impact of:
Weaker euro	(3)	1	(2)
Stable dollar	4	(3)	1
Weaker yen	(9)	4	(5)
Other currencies	1	(1)	—

Exchange rate movements	(7)	1	(6)
Change in currency mix	10	(7)	3

Total currency movements	3	(6)	(3)

No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow translation exposure with cash based instruments.

Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which impact profits. Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different to its functional currency.

Reconciliations of non-GAAP measures to IFRS

Reconciliation of operating profit to trading profit and margin measures

Year to 31 December	2006	2006	2005	2005	2004	2004
	£m	%	£m	%	£m	%

Operating profit/margin from continuing operations	256	10%	207	9%	194	8%
Excluding:
Restructuring charges	13	—	112	4%	120	5%
Impairments and amortisation of business combination intangibles	24	1%	22	1%	16	1%
Investment income	—	—	(1)	—	—	—
Profit on disposal of subsidiaries	(4)	—	(4)	—	(4)	—
Fair value movements	19	1%	(2)	—	—	—

Trading profit/margin	308	12%	334	14%	326	14%

Reconciliations of profit before taxation from continuing operations to adjusted profit before tax

Year to 31 December	2006	2006	2005	2005	2004	2004
	£m	%	£m	%	£m	%

Profit before tax/margin from continuing operations	313	12%	238	10%	396	17%
Excluding:
Impairments and amortisation of business combination intangibles	24	1%	22	1%	16	1%
Investment income	—	—	(1)	—	—	—
Profit on disposal of subsidiaries, associates and joint ventures	(80)	(3)%	(42)	(2)%	(207)	(9)%

Fair value movements	19	1%	(2)	—	—	—

Profit before tax/margin before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements (Adjusted profit before tax)	276	11%	215	9%	205	9%

Reconciliation of basic EPS to adjusted EPS

Year to 31 December	2006	2006	2005	2005	2004	2004
	£m	EPS	£m	EPS	£m	EPS
		Pence		Pence		Pence

Profit/basic EPS from continuing operations	293	22.6	229	16.3	356	25.4
Excluding:
Impairments and amortisation of business combination intangibles	24	1.8	22	1.6	16	1.1
Investment income	—	—	(1)	(0.1)	—	—
Profit on disposal of subsidiaries, associates and joint ventures	(80)	(6.3)	(42)	(2.9)	(207)	(14.7)
Fair value movements	19	1.5	(2)	(0.2)	—	—
Adjustments to tax charge for tax effect of excluded items	(34)	(2.5)	(13)	(0.9)	—	—

Profit/basis EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects	222	17.1	193	13.8	165	11.8

Reconciliation of actual percentage change to underlying change — revenue by division by type

			Impact of
	Underlying	Impact of	Acquisitions &	Actual
% Change Versus Year Ended 31 December 2005	Change	Currency	Disposals	Change

Recurring	2%	1%	1%	4%
Usage	23%	(1)%	—	22%
Outright	(13)%	(5)%	—	(18)%

Sales & Trading	3%	1%	1%	5%

Recurring	12%	—	3%	15%
Usage	27%	(1)%	—	26%
Outright	(37)%	(2)%	—	(39)%

Research & Asset Management	12%	—	3%	15%

Recurring	6%	—	—	6%
Outright	7%	(2)%	1%	6%

Enterprise	6%	(1)%	1%	6%

Recurring	7%	(1)%	—	6%
Usage	29%	—	7%	36%

Media	10%	—	1%	11%

Recurring	4%	—	2%	6%
Usage	24%	—	2%	26%
Outright	4%	(2)%	1%	3%

Total revenue	5%	—	2%	7%

Reconciliation of actual percentage change to underlying change — revenue by type

			Impact of
	Underlying	Impact of	Acquisitions &	Actual
% Change Versus Year Ended 31 December 2004	Change	Currency	Disposals	Change

Recurring	1%	—	3%	4%
Outright	(23)%	1%	—	(22)%
Usage	12%	—	1%	13%

Total revenue	—	—	3%	3%

Reconciliation of actual percentage change to underlying change — revenue by division by product family

			Impact of
	Underlying	Impact of	Acquisitions &	Actual
% Change Versus Year Ended 31 December 2005	Change	Currency	Disposals	Change

Reuters Xtra*	7%	2%	1%	10%
Reuters Trader	(12)%	(1)%	4%	(9)%
Recoveries	7%	—	1%	8%

Sales & Trading	3%	1%	1%	5%

Reuters Xtra	26%	(1)%	—	25%
Reuters Trader	7%	(3)%	—	4%
Reuters Knowledge	20%	(1)%	14%	33%

Investments Banking, Investment Management & Corporates	22%	(1)%	6%	27%
Reuters Wealth Manager	1%	—	1%	2%

Research & Asset Management	12%	—	3%	15%

Enterprise Information	13%	—	—	13%
Information Management Systems	(12)%	—	1%	(11)%
Trade and Risk Management	12%	(1)%	2%	13%

Enterprise	6%	(1)%	1%	6%

Agency Services	6%	(1)%	2%	7%
Consumer Media	39%	(1)%	—	38%

Media	10%	—	1%	11%

Total revenue	5%	—	2%	7%

*	3000 Xtra revenue in Sales & Trading grew 8% on an underlying basis. Currency and acquisition impacts were 2% for each, resulting in an actual change of 12%

Reconciliation of divisional operating costs to trading costs

	2006
	Sales &
Year to 31 December	Trading	R&AM	Enterprise	Media	Group
	£m	£m	£m	£m	£m

Operating costs	1,543	315	335	158	2,351

Restructuring charges	(12)	—	(1)	—	(13)
Impairments and amortisation of business combination intangibles	(17)	(3)	(3)	(1)	(24)
Fair value movements (in expenses)	(18)	(3)	(3)	(1)	(25)
Other operating income	(20)	(4)	(5)	(2)	(31)

Trading costs	1,476	305	323	154	2,258

	2005
	Sales &
Year to 31 December	Trading	R&AM	Enterprise	Media	Group
	£m	£m	£m	£m	£m

Operating costs	1,495	293	317	146	2,251

Restructuring charges	(76)	(11)	(17)	(8)	(112)
Impairments and amortisation of business combination intangibles	(14)	(3)	(4)	(1)	(22)
Fair value movements (in expenses)	(16)	—	—	—	(16)
Other operating income	(16)	(3)	(5)	(2)	(26)

Trading costs	1,373	276	291	135	2,075

	2004
	Sales &
Year to 31 December	Trading	R&AM	Enterprise	Media	Group
	£m	£m	£m	£m	£m

Operating costs	1,396	289	360	142	2,187

Restructuring charges	(63)	(18)	(27)	(12)	(120)
Impairments and amortisation of business combination intangibles	(10)	(3)	(3)	—	(16)
Other income	(23)	(5)	(7)	(3)	(38)

Trading costs	1,300	263	323	127	2,013

Reconciliation of divisional operating profit to trading profit

	2006
	Sales &
Year to 31 December	Trading	R&AM	Enterprise	Media	Group
	£m	£m	£m	£m	£m

Operating profit/(loss)	174	(12)	79	15	256

Restructuring charges	12	—	1	—	13
Impairments and amortisation of business combination intangibles	17	3	3	1	24
(Profit)/loss on disposal of subsidiaries	(3)	—	—	(1)	(4)
Fair value movements	14	2	2	1	19

Trading profit/(loss)	214	(7)	85	16	308

	2005
	Sales &
Year to 31 December	Trading	R&AM	Enterprise	Media	Group
	£m	£m	£m	£m	£m

Operating profit/(loss)	155	(35)	76	11	207

Restructuring charges	76	11	17	8	112
Impairments and amortisation of business combination intangibles	14	3	4	1	22
Investment income	(1)	—	—	—	(1)
(Profit)/loss on disposal of subsidiaries	(7)	5	(1)	(1)	(4)
Fair value movements	3	(2)	(2)	(1)	(2)

Trading profit/(loss)	240	(18)	94	18	334

	2004
	Sales &
Year to 31 December	Trading	R&AM	Enterprise	Media	Group
	£m	£m	£m	£m	£m

Operating profit/(loss)	175	(13)	28	4	194

Restructuring charges	63	18	27	12	120
Impairments and amortisation of business combination intangibles	10	3	3	—	16
(Profit)/loss on disposal of subsidiaries	5	(12)	2	1	(4)

Trading profit/(loss)	253	(4)	60	17	326

Reconciliation of cash flows from operating activities to free cash flow and trading cash flow

	2006			2005			2004
	Continuing	Discontinued		Continuing	Discontinued	Reuters	Continuing	Discontinued	Reuters
Year to 31 December	Operations	Operations	Reuters Group	Operations	Operations	Group	Operations	Operations	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash flows from operating activities	311	—	311	268	3	271	307	(27)	280
Interest received	42	—	42	42	13	55	10	9	19
Interest paid	(61)	—	(61)	(49)	—	(49)	(29)	(1)	(30)
Tax paid	(34)	—	(34)	(11)	(13)	(24)	(34)	(9)	(43)

Net cash flow from operating activities	258	—	258	250	3	253	254	(28)	226
Purchases of property, plant and equipment	(122)	—	(122)	(138)	(7)	(145)	(90)	(19)	(109)
Proceeds from sale of property, plant and equipment	5	—	5	3	—	3	49	17	66
Purchases of intangible assets	(106)	—	(106)	(40)	—	(40)	(27)	—	(27)
Interim funding payment from Telerate	—	—	—	(18)	—	(18)	18	—	18
Dividends received	3	—	3	5	—	5	4	1	5
Special contributions to pension schemes	187	—	187	—	—	—	—	—	—
Repayment of funds to/(from) BTC	—	—	—	26	(26)	—	—	—	—

Free cash flow	225	—	225	88	(30)	58	208	(29)	179

Interest received	(42)	—	(42)	(42)	(13)	(55)	(10)	(9)	(19)
Interest paid	61	—	61	49	—	49	29	1	30
Tax paid	34	—	34	11	13	24	34	9	43
Restructuring	52	—	52	147	—	147	100	8	108
Other	13	—	13	3	(4)	(1)	(14)	(3)	(17)

Trading cash flow	343	—	343	256	(34)	222	347	(23)	324

Trading cash conversion*	111%			77%			106%

*	Trading cash conversion = trading cash flow/trading profits

Components of net debt/net funds

As at 31 December	2006	2005	2004
	£m	£m	£m

Cash and cash equivalents	129	662	578
Bank overdrafts	(24)	(25)	(17)

	105	637	561

Short-term deposits	198	1	258
Borrowings (excluding bank overdrafts)	(636)	(385)	(493)

Net (debt)/funds	(333)	253	326

3.	Reuters Group PLC unaudited third quarter report for the nine months ended 30 September 2007 prepared under Reuters IFRS accounting policies
PR Annex I,
20.4.3

Set out below is the operating and financial review and unaudited consolidated financial information for the nine months ended 30 September 2007, which has been extracted without material adjustment from the Reuters Third Quarter Report for the nine months ended 30 September 2007 . From a disclosure perspective this information was prepared to conform to the Canadian reporting requirements as adopted by The Thomson Corporation, though the financial information is based on IFRS as adopted by the EU. Disclosure in this section is based on the standalone Reuters business and as a result may differ from the information provided elsewhere in the document.
PR Annex I,
20.6.1

“

Third Quarter Report

Nine Months Ended 30 September 2007

Management’s Discussion and Analysis and

Unaudited Consolidated Financial Information

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in Reuters financial condition and operations for the nine-month period ended
PR Annex I,
20.6.2
30 September 2007, compared to the same period in the preceding year. Reuters recommend that you read this discussion and analysis in conjunction with the consolidated financial statements for the year ended 31
CESR
27-32
December 2006 and the related notes to those financial statements, as well as management’s discussion and analysis for the year ended 31 December 2006. The interim financial information is prepared in accordance with International Financial Reporting Standards as adopted by the EU. All amounts in this discussion are in UK pounds sterling unless otherwise specified. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the ‘’Risk Factors” section on pages 65 to 67 of Reuters Annual Report and Form 20-F 2006. This management’s discussion and analysis is dated as of 29 February 2008.

Transaction with The Thomson Corporation

Overview.  In May 2007, The Thomson Corporation (Thomson) agreed to acquire Reuters Group PLC (Reuters) by implementing a dual listed company (DLC) structure (“the Transaction”). After the Transaction closes, the business will be called Thomson Reuters and will have two parent companies, both of which will be publicly listed — The Thomson Corporation, an Ontario corporation, which will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC, a United Kingdom company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. These companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents.

Consideration.  To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC through the Reuters Scheme in which Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC Shares. On closing, one Thomson Reuters PLC Share will be equivalent to one common share of Thomson Reuters Corporation under the DLC structure. Based on the closing Thomson share price and the applicable C$/£ exchange rate on 14 May 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters Share was valued at approximately 691 pence.

Ownership.  Under the DLC structure, shareholders of Thomson Reuters Corporation (TR Corp) and Thomson Reuters PLC (TR PLC) will ordinarily vote together as a single decision-making body including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Reuters (on a fully diluted basis) and Thomson as of 22 Febuary 2008, The Woodbridge Company Limited (Woodbridge) will have an economic and voting interest in TR PLC of approximately 53 per cent., other Thomson Shareholders will have an interest of approximately 23 per cent. and Reuters Shareholders will have an interest of approximately 24 per cent.

About Thomson.  Thomson (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford,

Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. Thomson’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

OVERVIEW

Reuters Business and Strategy

Reuters mission is to make Reuters a leading provider of content and transaction services, trusted by customers from the individual to the most sophisticated institution.

Reuters is a world’s leading electronic publisher of news and financial data, with 2006 full year revenues of £2,566 million. Reuters has approximately 17,500 employees, and operates in 131 countries.

More than 90 per cent. of revenue comes from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders. Reuters aggregates information, providing both real time and historical data, to give a comprehensive view of the financial markets and the events that move them. Reuters offers tools to enable traders to perform fast and accurate analysis of financial data and systems used for managing trading risk. Reuters electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively.

Reuters remaining revenue comes from providing news and information services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services.

Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. Software development and content management teams are integrated within the business divisions. Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

The business divisions serve customers through a Global Sales and Service Operations group which is split into geographic regions: the Americas, Asia, Europe and Middle East & Africa. In addition, the Focus Group Accounts team is run as a global sales and support channel for Reuters largest customers. Locally, sales and service teams work with customers to build relationships and to identify the appropriate Reuters products to meet customer needs and to feed back customer needs to the business divisions.

Reuters editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

The following table summarises selected financial information for the nine-month periods ended 30 September 2007 and 2006, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliation of these measures to the most directly comparable IFRS measures.

PR Annex I,
20.4.3

	Nine Months to 30 September				Percentage
Business Performance* (Unaudited)	2007		2006		Change
	£m		£m

Revenue	1,914		1,908		—
Trading profit*	269		247		9%

Trading margin*	14.1%		12.9%
Adjusted EPS*	15.9	p	12.9	p	23%
STATUTORY RESULTS
Operating profit	195		207		(6)%
Profit before tax	183		198		(8)%
Profit for the period from discontinued operations	9		—		—
Profit for the period	151		153		(1)%
Basic earnings per share	12.2	p	11.7	p	4%

*	This report includes certain non-GAAP figures which are business performance measures used to manage the business. See below for explanations and reconciliations to the most directly comparable statutory figures.

For certain profit, cost, margin and cash flow measures, Reuters analyses its results both before and after the impact of acquisition related restructuring charges, Thomson deal-related costs, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. The adjusted measures are referred to as Trading Profit, Trading Costs, Trading Margin and Trading Cash Flow.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of announced reductions in the corporation tax rates in various countries has also been excluded.

SEASONALITY

Reuters revenue and operating profits are proportionately largest in the fourth quarter each year. Recurring and usage revenue is evenly spread through the year, but outright revenue, especially from the Enterprise division, is significantly higher in the fourth quarter than in the rest of the year. This leads to a small increase in overall revenue in the final quarter. Costs are incurred more evenly through the year so Reuters trading margin will tend to increase slightly as the year progresses. For these reasons, the performance of Reuters may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in quarters with the results of the same quarter for the previous year.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (’non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the financial information. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

1)	Underlying and constant currency results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

2)	Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three-year programme implemented to accelerate and expand on Reuters five-year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain cash flow measures.

Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

3)	Thomson deal-related costs

During 2007, Reuters has incurred certain charges in relation to the Transaction announced on 15 May. These include third party adviser and legal fees.

As the Transaction will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).

Given their one-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.

4)	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, fair value movements and Thomson deal-related costs

For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements

Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage Reuters Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits/(losses), Thomson deal-related costs and related tax effects.

The UK Government has enacted a reduction in the corporation tax rate from 30 per cent. to 28 per cent., effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 Reuters is required to write down its existing UK deferred tax assets (pension contributions, tax losses etc) from 30 per cent. to 28 per cent. The effect of this is a £5 million charge in the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a one-off event, outside the normal course of business.

Dividend policy

Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits/(losses) on disposals and Thomson deal-related costs.

5)	Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial information.

6)	Net funds/(debt)

Net funds/(debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

RESULTS OF OPERATIONS

The following analysis compares our results for the nine-month periods ended 30 September 2007 and 2006 and provides analysis of results from continuing and discontinued operations.

Basis of Analysis

Reuters results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. In analysing the results of its operating segments, Reuters measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

Revenue

Revenue in the first three quarters of 2007 was £1,914 million, up 6.8 per cent. on an underlying basis but up only 0.3 per cent. on an actual basis due to currency effects.

Revenue from Core Plus initiatives contributed an additional £44 million of revenue in the nine months to 30 September 2007 in comparison to the nine months to 30 September 2006. Total Core Plus revenue was £61 million, with the most significant sources being next generation electronic trading initiatives such as Prime Brokerage; the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; and new enterprise solutions such as Reuters Datascope Tick History and Reuters Datafeed Direct.

Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4 per cent., driven by the 2007 price increase and volume growth. The key drivers of volume growth were migrations to and new sales of Reuters 3000 Xtra; Reuters Knowledge — principally on the buy side; and Enterprise Information products.

Revenue grew strongly on an underlying basis in all geographic regions in the period. Europe, Middle East & Africa continued to grow steadily at 6 per cent. underlying, helped by growing momentum in France and Germany and strong trading in the Gulf, Russia and the Nordic region, partly offset by the continuing impact of consolidation in Italian markets. Asia’s growth rate improved to 8 per cent. on an underlying basis, benefiting from good sales of Reuters 3000 Xtra and Enterprise products to Reuters largest clients in Japan and strong revenue growth in China and India. The Americas saw underlying growth of 7 per cent., driven by demand for enterprise products and Reuters Knowledge.

Trading costs

Trading costs (including Core Plus investments for growth and transformation) totalled £1,645 million in the nine months to September 2007 (nine months to September 2006: £1,661 million). The decrease in trading costs, in absolute terms, reflected reductions due to currency and careful cost control which kept core cost inflation to just 3 per cent., below the rate of core revenue growth.

Trading Profit

Reuters delivered trading profit of £269 million (nine months to September 2006: £247 million). Trading profit was driven by revenue growth, continued tight cost control and net income from Core Plus initiatives. The business delivered trading margins of 14.0 per cent. after Core Plus investment.

Operating Profit

Operating profit declined by 6 per cent. to £195 million (nine months to September 2006: £207 million). This decline reflects the improvement in trading profit being more than offset by £28 million of Thomson deal-related costs, the impairment of intangibles acquired via business combinations of £18 million and the movement in the fair value of financial instruments.

Profit before taxation

Profit before taxation of £183 million (nine months to September 2006: £198 million) was boosted by £18 million profit on the sale of Reuters stake in Intralinks Inc., a software vendor, partially offset by £5 million share of losses from associates and joint ventures. The majority of these losses stemmed from FXMarketSpace, Reuters joint venture with the CME.

Profit for the period

Statutory profit of £151 million (nine months to September 2006: £153 million) included £9 million from discontinued operations (nine months to September 2006: £nil) representing amounts received from Instinet on settlement of historic tax liabilities.

Adjusted earnings per share

Adjusted earnings per share rose by 23 per cent. to 15.9 pence (nine months to September 2006: 12.9p) boosted by growth in trading profit and an effective tax rate of 17 per cent. (nine months to September 2006: 23 per cent.). The average number of shares in issue fell to 1,238 million as a result of the share buy back (nine months to September 2006: 1,308 million).

Basic earnings per share

Basic EPS increased to 12.2 pence (nine months to September 2006: 11.7p) as the lower profit for the period for 2007 was offset by fewer shares in issue reflecting the buy back activity, which ceased in May with the announcement of the Transaction.

Operating results by business segment

SALES & TRADING DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

			Percentage	Percentage
	Nine Months to 30 September		Change	Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	1,204	1,246 *	(3)%	3%
Trading costs	(1,027)	(1,062)	(3)%	2%

Trading profit	177	184	(4)%	9%

Trading margin	15%	15%

Operating profit**	140	154

*	2006 comparatives have been restated to decrease recoveries revenue in Sales & Trading by £61 million, and to increase other product revenues by £38 million.

**	Sales & Trading operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Revenue

Revenue from Sales & Trading was £1,204 million, an underlying increase of 3 per cent. Currency had a significant effect resulting in a 3 per cent. decline on an actual basis. The key revenue drivers were:

•	Reuters Xtra family revenue within Sales & Trading of £771 million, an underlying increase of 10 per cent. The key factors in this growth were functionality improvements to Reuters 3000 Xtra which drove successful implementation of a price increase at the start of the year, customer migration from legacy products and sales of new desktop accesses. Usage revenue from transaction systems within the Reuters Xtra family totalled £73 million, an underlying increase of 23 per cent.

•	A 20 per cent. underlying decline in Reuters Trader family product revenues to £212 million. This reflects customer migration from legacy products, principally 2000/3000 series products. Migration of Telerate products is now almost complete and Telerate revenue attrition remains in line with full year expectations of approximately one percentage point of Reuters Group revenue.

Revenue from recoveries (exchange fees and specialist data) rose by 9 per cent. on an underlying basis, driven by exchange fee price increases.

The key contributors to Core Plus revenue within Sales & Trading were strong performances in China and India, and Prime Brokerage, which gives hedge funds access to the interbank foreign exchange market. FXMarketSpace, which also forms part of our portfolio of investments in FX trading platforms, continued to focus on adding new customers and building liquidity.

Trading Costs

Trading costs from Sales & Trading were £1,027 million, an underlying increase of 2 per cent. Major areas of investment in Sales & Trading in 2007 include the addition of multi-asset class trading capabilities, expansion into new markets and Reuters Trade Notification Service.

Trading Profit
PR Annex I,
20.4.3

Trading profit from Sales & Trading was £177 million, a decrease of 4 per cent. on an actual basis, reflecting the negative impact of currency. On an underlying basis trading profit increased 9 per cent.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

			Percentage	Percentage
	Nine Months to 30 September		Change	Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	265	223 *	19%	25%
Trading costs	(241)	(226)	7%	14%

Trading profit/(loss)	24	(3)	—	—

Trading margin	9%	(1)%

Operating profit/(loss)**	20	(6)

*	2006 comparatives have been restated to increase other product revenues in Research & Asset Management by £5 million.

**	Research & Asset Management operating profit/(loss) is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Revenue

Research & Asset Management revenue grew 25 per cent. on an underlying basis (19 per cent. on an actual basis) to £265 million. Growth excluding the impact of migrations of desktop product accesses from Sales & Trading was 18 per cent. (underlying).

Reuters Research & Asset Management business aims to provide independent content and insight to two user communities — Investment Banking, Investment Management & Corporates (IB & IM) and Wealth Management.

IB & IM revenue was £166 million, growing 37 per cent. on an underlying basis. This performance was driven by sales of feeds of fundamentals and estimates content that customers integrate into their own systems, the addition of new Reuters Knowledge desktop accesses and the incremental revenue achieved by upgrading existing users from standalone accesses to Reuters Knowledge embedded within Reuters 3000 Xtra.

Wealth Management revenue was £99 million, an underlying increase of 9 per cent., reflecting increasing demand from customers seeking content in feed and web-based formats as well as 5% growth in Lipper funds information revenues.

The key contribution to Core Plus revenue in Research & Asset Management came from high-value content and functionality enhancements made to the Reuters Knowledge product family this year.

Trading Costs

Trading costs from Research & Asset Management were £241 million, an underlying increase of 14 per cent. as a result of revenue related cost growth and continued core plus investment.

Trading Profit

The division has reached profitability in 2007, delivering a trading profit of £24 million with a trading margin of 9 per cent. compared to a loss of 1 per cent. in the previous year. Trading profit has grown year over year by £27 million, reflecting strong revenue growth and operational leverage in the division.
PR Annex I,
20.4.3

ENTERPRISE DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

			Percentage	Percentage
	Nine Months to 30 September		Change	Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	319	311 *	3%	9%
Trading costs	(261)	(258)	1%	8%

Trading profit	58	53	10%	15%

Trading margin	18%	17%

Operating profit**	54	47

*	2006 comparatives have been restated to increase other product revenues in Enterprise by £18 million.

**	Enterprise operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Revenue

Enterprise revenue has increased by an underlying 9 per cent. to £319 million. On an actual basis, revenue increased by 3 per cent.

Revenue from Enterprise Information, which includes Reuters real time and reference datafeeds, grew 17 per cent. underlying to £198 million, driven by volume growth and supported by the ongoing rollout of a new commercial model for licensing machine consumption of data, which links revenue more directly to the volume of data being used by customers.

Revenue from Trade and Risk Management was £66 million, a 12 per cent. underlying increase, reflecting new sales in both established and emerging markets, growth came from outright sales of software licences and increased maintenance revenue.

Information Management Systems revenue of £55 million (which includes the Reuters Market Data Systems) showed an improving trend, with the decline slowing to 15 per cent. underlying. The impact of ongoing withdrawal from the hardware business and one-time Telerate product obsolescence was increasingly offset by growth in Reuters Tick Capture Engine, Reuters Wireless Distribution Server and Reuters Replay service.

Core Plus revenue from Enterprise came from Reuters Datafeed Direct, Reuters NewsScope, Reuters Tick History, Reuters Datascope Real Time and Reuters Pricing and Reference Data, as demand continued to grow for automated trading solutions from large sell-side firms and from hedge funds.

Trading Costs

Enterprise trading costs marginally increased at actual rates by 1 per cent. to £261 million, compared to the first three quarters of 2006, an increase of 1% at actual rates or 8% underlying.

During 2007, the Enterprise division has invested to support growth in Trade and Risk Management and in a range of Core Plus products to broaden its business automation offering, as well as increasing expenditure on communications to support the growth of the business.
PR Annex I,
20.4.3

Trading Profit

Enterprise trading profit grew £5 million or 10 per cent. on an actual basis to £58 million, or 15 per cent. on an underlying basis. Trading margin was 18 per cent., up from 17 per cent. in the prior year period. The margin and profit improvement was mainly due to strong growth in higher margin real time Enterprise Information products.

MEDIA DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

			Percentage	Percentage
	Nine Months to 30 September		Change	Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	126	128	(2)%	5%
Trading costs	(116)	(115)	1%	6%

Trading profit	10	13	(23)%	(5)%

Trading margin	8%	10%

Operating profit*	9	12

*	Media operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Revenue

Year to date Media revenue was £126 million, an increase of 5 per cent. on an underlying basis (a decrease of 2 per cent. on an actual basis).

Agency Services revenue was £105 million, an underlying increase of 3 per cent., reflecting strong sales of TV services to existing and new customers in Europe, increased usage of archived and breaking TV news during the quarter and growth in Pictures revenue.

Revenue from Consumer Services totalled £21 million, an underlying increase of 16 per cent. Key to this performance was growth in the interactive advertising business and in online syndication.

Advertising sales accounted for the Media division’s Core Plus revenue, and included the first advertising deals for Reuters consumer websites targeted at the Chinese and Indian markets.

Trading Costs

Media trading costs were £116 million, an increase of 1 per cent. at actual rates or an underlying 6 per cent., reflecting the positive impact of currency of costs. Core Plus investments are the primary driver of this cost growth, along with some increase in TV coverage costs. Against this, revenue related costs have decreased due to lower TV usage revenue which reflects a quieter 2007 news year compared to 2006.

Trading Profits

Media trading profits were £10 million, representing a £3 million or 23 per cent. decline (5 per cent. on an underlying basis). The division’s trading margin was 8 per cent., down from 10 per cent. in the prior year period due to the timing of TV usage revenue declarations.

CESR
33-37

LIQUIDITY AND CAPITAL RESOURCES
PR Annex I,
10.1

Financial Position

At 30 September 2007, Reuters total assets were £2,094 million, an increase from the total of £1,920 million as at 31 December 2006. The movement in assets include an increase in value of those pension schemes in surplus of £28 million and a £35 million increase in trade and other receivables.

The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity.

	As at	As at
	30 September	31 December
	2007	2006
	£m	£m

Short-term indebtedness (including bank overdrafts)	339	148
Long-term debt	540	512

Total debt	879	660
Short-term deposits	(208)	(198)
Cash and cash equivalents	(124)	(129)

Net debt	547	333

Shareholders’ equity	234	172

Net debt/equity ratio	2:1	2:1

PR Annex I,
10.4

In September 2007, Reuters borrowed £100 million under the committed multicurrency revolving credit facility which was repaid in November. There were no other additions or disposals of long-term debt under Reuters principal debt facilities during the year.

The following table displays the recent changes in Reuters shareholders’ equity.

£m

Balance at 31 December 2006	172
Profit for the period	151
Actuarial gains on defined benefit plans	109
Total fair value and exchange movements taken to reserves	1
Tax effect of items taken directly to or transferred from equity	(21)
Employee share scheme credits (net of tax)	28
Repurchase of own shares	(90)
Shares allotted during the year	31
Dividends paid	(147)

Balance at 30 September 2007	234

The following table shows the ratings that Reuters has received from rating agencies in respect of our outstanding securities as of 30 September 2007.

	Moody’s	Standard & Poor’s	Fitch Ratings

Long-term debt	Baa1	BBB+	BBB+
Commercial paper	P2	A-2	F2
Trend/Outlook	Stable	Positive	Positive

In the third quarter of 2007 Moody’s revised its rating from A3 with a ‘negative’ outlook to Baa1 with a ‘stable’ outlook and Standard & Poor’s revised its outlook from ‘watch developing’ to ‘watch positive’. The changes reflect the rating agencies’ assessment of the risk profile of the Thomson Reuters business.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation. Reuters cannot provide assurance that its credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding Reuters securities.
PR Annex I,
10.2

Reuters has three outstanding issues of long-term debt which mature in 2008 and in 2010.

Cash Flow

Reuters principal sources of liquidity are cash provided by the operations, borrowings under the revolving bank credit facilities and commercial paper and medium-term note programmes. In 2007, Reuters principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, Reuters has used cash to repurchase outstanding common shares in open market transactions, which ceased on announcement of the Transaction in May 2007.

Operating activities.  For the nine months ended 30 September 2007, cash provided by our operating activities was £231 million compared with £95 million for the prior year period. The 2006 result included special contributions to two defined benefit plans of £187 million. 2007 results include negative working capital movements compared to net positive movements in 2006.

Investing activities.  For the nine months ended 30 September 2007, the cash used for investing activities was £156 million compared to £219 million for the prior year period. In 2007, acquisition activity (net of cash acquired) was £38 million (nine months to September 2006: £53 million) resulting primarily from the acquisition of Feri Fund Market Information Limited and ClearForest Limited. Cash received from disposals resulted primarily from additional funds from Instinet for the settlement of historical tax liabilities and the sale of Reuters stake in Intralinks Inc for £23 million. Capital expenditure totalled £169 million (Q3 2006: £158 million) reflecting investment in resilience, transformation projects and new product development.

Financing activities.  For the nine months ended 30 September 2007, cash used in financing activities was £65 million compared to £200 million in 2006. Outflows related to £143 million (nine months to September 2006: £413 million) on the share buy-back programme, which ceased in May 2007 on announcement of the Thomson Reuters transaction, and payment of dividends of £147 million (nine months to September 2006: £134 million). Borrowings increased by £196 million in 2007 (nine months to September 2006: £322 million).

As previously stated at the time the Transaction was announced, Reuters will pay a dividend of 12 pence for 2007, with 5 pence paid as an interim dividend in August and 7 pence payable as a further interim dividend, subject to proportionate adjustment depending on the closing date of the transaction.

Dividends paid in 2007 include the final 2006 dividend of £86 million and £61 million for the 2007 interim dividend.

A discussion of other significant financing activities from each period is noted under the section entitled “Financial Position”.

Trading cash flow and Free cash flow.  Trading cash flow totalled £138 million in Q3 2007 (Q3 2006: £219 million), impacted by capital investment and working capital. Working capital outflow was £100 million, affected by timing issues. Cash conversion (i.e. trading cash flow divided by trading profit) was 51 per cent. Free cash flow was £87 million (Q3 2006: £130 million). Refer to the reconciliations of non-GAAP measures section for reconciliations of trading cash flow and free cash flow.

Borrowing facilities.  Listed below are the facilities available as of 30 September 2007. Though not contractually required, Reuters view its borrowings under its commercial paper programme as a reduction in the amount available under the revolving credit facility.

	Total		Amount
	Facility	Utilised	Available

Revolving credit facility	680	157	523
Medium Term Note Programme	1,000	528	472
Commercial Paper Programme	1,500	216	1,284
Uncommitted credit lines	126	8	118

Utilisation of the revolving credit facility took the form of £100 million drawing in cash which was repaid in November 2007 and £57 million in the form of a standby letter of credit relating to an operating lease.

Reuters facilities are structured such that, if the long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs under the existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in ratings may reduce the facility fees and borrowing costs.

Off-balance sheet arrangements, commitments and contractual obligations.  In August 2007, Reuters signed a contract with Fujitsu Services for the provision of information technology services for approximately £500 million over 10 years.

For a summary of the off-balance sheet arrangements, commitments and contractual obligations please see pages 63 and 64 our 2006 Annual Report and Form 20-F. Other than the new contract with Fujitsu Services and the change in net pensions obligations from £131 million at 31 December 2006 to a net surplus position of £1 million at 30 September 2007, there were no material changes to these arrangements, commitments and obligations during the nine month period ended 30 September 2007.

Contingencies

Except as described in Note 17 neither the Reuters Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Reuters Group’s financial performance or profitability.

The Reuters Group has no contingent assets.

RELATED PARTY TRANSACTIONS

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.0 per cent. of its own shares, relating to the share buy-back programme. In addition, 1.0 per cent. of Reuters Group PLC is owned by Reuters Employee Ownership Trusts (ESOTs).

All related party transactions during the current and prior period were in the normal course of business.

SUBSEQUENT EVENTS

On 13 December 2007, Reuters announced the intention to resume the share buy-back programme to repurchase up to 50 million ordinary shares. The buyback programme commenced on 13 December and ended on 19 February 2008, the date that all regulatory pre-conditions for the Transaction were satisfied. During the period from the announcement to 19 February 2008, Reuters purchased 33.0 million shares for total consideration of £200 million under this programme.

The following table provides a summary of the shares bought back during this period.

	Total
	number of
	shares		Cost of
	purchased as	Average	shares
	part of a	price	purchased
	publicly	paid per	under the
	announced	share	programme
Month	programme	(£)	(£m)
December	5,050,000	6.18	31
January	20,975,000	6.03	127
February	6,965,000	6.07	42

On 31 January 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of US$97 million payable in cash.

ACCOUNTING CHANGES

There have been no changes to Reuters accounting policies that impact on the recognition or measurement of items contained within this financial information during 2007.

CRITICAL ACCOUNTING POLICIES

Please refer to the “Critical Accounting Policies” section of our Operating and Financial Review for the year ended 31 December 2006, contained on pages 64 to 65 of the Reuters Annual Report and Form 20-F 2006, for information on accounting policies that Reuters considers critical in preparing our consolidated financial statements. Since the date of our Annual Report and Form 20-F 2006, there have not been any significant changes to these policies, nor have there been any new accounting policies that Reuters considers critical. The preparation of the financial information requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial information and the reported amount of revenues and expenses during the reporting period. Reuters estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Reuters critical accounting policies are those that Reuters believes are the most important in portraying our financial condition and results, and require the most subjective judgement and estimates on the part of management.

Independent review report to Reuters Group PLC

Introduction

We have been instructed by Reuters Group PLC to review the interim financial information contained in the third quarter report for the nine months ended 30 September 2007 which comprises the consolidated balance sheet as at 30 September 2007 and the related consolidated statements of income, cash flows and recognised income and expense for the nine months then ended and related notes 5 to 20. We have read the other information contained in the third quarter report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

Directors’ responsibilities

The third quarter report, including the interim financial information contained therein, is the responsibility of, and has been approved by, the directors of Reuters Group PLC. The directors are responsible for preparing the third quarter report in accordance with the basis of preparation set out in note 6 to the interim financial information.

Scope of interim review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Our responsibility is to express to the company a conclusion on the interim financial information contained in the third quarter report for the nine months ended 30 September 2007 based on our review. This report, including the conclusion, has been prepared for and only for Reuters Group PLC in order to enable it to comply with the requirements of the Takeover Panel in connection with the proposed acquisition of Reuters Group PLC by The Thomson Corporation and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information contained in the third quarter report for the nine months ended 30 September 2007 is not prepared, in all material respects, in accordance with the basis of preparation.

PricewaterhouseCoopers LLP
London
29 February 2008

INTERIM FINANCIAL INFORMATION

1)	CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September
	2007		2006
	£m		£m

Revenue	1,914		1,908
Operating costs	(1,745)		(1,731)
Other operating income	26		30

Operating profit	195		207
Finance income	74		56
Finance costs	(99)		(63)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	18		—
Share of post-taxation losses from associates & joint ventures*	(5)		(2)

Profit before taxation	183		198
Taxation	(41)		(45)

Profit for the period from continuing operations	142		153

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	9		—

Profit for the period	151		153

EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS
Basic	12.2	p	11.7	p
Diluted	11.9	p	11.5	p
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	11.4	p	11.7	p
Diluted	11.2	p	11.5	p

*	Share of post-taxation losses from associates and joint ventures includes a taxation charge of nil at September 2007 (September 2006: £1 million).

Dividends paid in the period were £147 million (September 2006: £134 million).

2)	CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30
	September
	2007	2006
	£m	£m

Profit for the period	151	153
Actuarial gains on defined benefit plans	109	60
Exchange differences taken directly to reserves	(6)	(77)
Fair value gains on available-for-sale financial assets	11	7
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—
Fair value gains on net investment hedges	14	20
Taxation on the items taken directly to or transferred from equity	(21)	(14)

Net gains/(losses) not recognised in income statement	89	(4)

Total recognised income for the period	240	149

3)	CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2007 (UNAUDITED)

	As at	As at	As at
	30 September	30 June	31 December
	2007	2007	2006
	£m	£m	£m

Assets
Non-current assets:
Intangible assets	579	579	559
Property, plant and equipment	387	389	371
Investments accounted for using the equity method:
Investments in joint ventures	22	22	19
Investments in associates	20	16	19
Deferred tax assets	306	286	281
Other financial assets and derivatives	72	49	47
Retirement benefit assets	46	35	18

	1,432	1,376	1,314

Current assets:
Inventories	1	2	1
Trade and other receivables	293	276	258
Other financial assets and derivatives	220	217	210
Current tax debtors	17	11	8
Cash and cash equivalents	124	162	129

	655	668	606

Non-current assets classified as held for sale	7	—	—

Total assets	2,094	2,044	1,920

Liabilities
Current liabilities:
Trade and other payables	(430)	(428)	(491)
Current tax liabilities	(215)	(218)	(196)
Provisions for liabilities and charges	(39)	(43)	(60)
Other financial liabilities and derivatives	(373)	(384)	(166)

	(1,057)	(1,073)	(913)

Non-current liabilities:
Provisions for liabilities and charges	(102)	(96)	(204)
Other financial liabilities and derivatives	(541)	(523)	(521)
Deferred tax liabilities	(160)	(133)	(110)

	(803)	(752)	(835)

Total liabilities	(1,860)	(1,825)	(1,748)

Net assets	234	219	172

Shareholders’ equity
Share capital	350	349	360
Share premium	175	167	136
Other reserves	(1,727)	(1,748)	(1,738)
Retained earnings	1,436	1,451	1,414

Total equity	234	219	172

4)	CONSOLIDATED CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September
	2007	2006
	£m	£m

Cash flows from operating activities
Cash generated from operations	284	132
Interest received	29	23
Interest paid	(59)	(34)
Tax paid	(23)	(26)

Net cash flow from operating activities	231	95

Cash flows from investing activities
Acquisitions, net of cash acquired	(38)	(53)
Disposals, net of cash disposed	22	(14)
Purchases of property, plant and equipment	(94)	(79)
Proceeds from sale of property, plant and equipment	3	4
Purchases of intangible assets	(75)	(79)
Purchases of available-for-sale financial assets	(1)	—
Proceeds from sale of available-for-sale financial assets	23	—
Proceeds from closing of derivative contract	2	—
Dividends received	2	2

Net cash used by investing activities	(156)	(219)

Cash flows from financing activities
Proceeds from issue of shares	31	26
Share buyback	(143)	(413)
Increase in short-term deposits	(2)	(1)
Increase in borrowings	196	322
Equity dividends paid to shareholders	(147)	(134)

Net cash flow used in financing activities	(65)	(200)

Exchange losses on cash and cash equivalents	(3)	(11)

Net increase/(decrease) in cash and cash equivalents	7	(335)

Total cash and cash equivalents at the beginning of the period	105	637

Total cash and cash equivalents at the end of the period	112	302

5)	BASIS OF CONSOLIDATION (UNAUDITED)

The unaudited consolidated financial information includes Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures. All intercompany transactions and balances are eliminated on consolidation.

6)	BASIS OF PREPARATION (UNAUDITED)

The financial information for the nine months ended 30 September 2007 included in this third quarter report (hereinafter referred to as the ‘interim financial information’) comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 5 to 20.

This interim financial information has been prepared on a basis consistent with the accounting policies set out on pages 78 to 82 of Reuters Group PLC 2006 Annual Report and Form 20-F and in a format consistent with that required for interim financial information published by Canadian public companies registered with the Ontario Securities Commission. The interim financial information is unaudited but has been reviewed by the auditors and their review opinion is included in this third quarter report. The interim financial information set out in this report does not constitute statutory accounts as defined by the Act. Financial information for the year ended 31 December 2006 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Act.

7)	SEASONALITY (UNAUDITED)

The Group’s revenue and operating profits are proportionately largest in the fourth quarter each year. Recurring and usage revenue is evenly spread through the year, but outright revenue, especially from the Enterprise division, is significantly higher in the fourth quarter than in the rest of the year. This leads to a small increase in overall revenue in the final quarter. Costs are incurred more evenly through the year so our trading margin will tend to increase slightly as the year progresses. For these reasons, the performance of Reuters may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in quarters with the results of the same quarter for the previous year.

8)	SEGMENTAL ANALYSIS — INCOME STATEMENT (UNAUDITED)

Primary reportable segments — business divisions

The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.

Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model. When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.

From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.

Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise division. A proportion of Messaging costs are then charged to the other divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.

2006 comparatives have therefore been restated to decrease recoveries revenue by £61 million and to increase other product revenues by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and increase other product revenues by £18 million in Enterprise.

Following Reuters investment in new delivery network infrastructure, the carrying value of the assets reported under the Sales & Trading division was compared to their recoverable amount. As a result of this event it was established that the Bridge tradename and technology know-how, valued using a discounted cash flow model, was impaired, resulting in a £18 million write-down of these assets, which is included within operating costs.

	30 September 2007
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,204	265	319	126	1,914
Operating costs	(1,080)	(249)	(269)	(119)	(1,717)
Other operating income	16	4	4	2	26

Divisional operating profit*	140	20	54	9	223

Thomson deal-related costs					(28)

Operating profit					195
Finance income					74
Finance costs					(99)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					18
Share of post-taxation losses from associates and joint ventures					(5)

Profit before taxation					183
Taxation					(41)

Profit for the period from continuing operations					142

	30 September 2006
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Total
		£m	£m	£m	£m
	£m

Revenue	1,246	223	311	128	1,908
Operating costs	(1,112)	(232)	(268)	(119)	(1,731)
Other operating income	20	3	4	3	30

Operating profit	154	(6)	47	12	207
Finance income					56
Finance costs					(63)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					—
Share of post-taxation losses from associates and joint ventures					(2)

Profit before taxation					198
Taxation					(45)

Profit for the period from continuing operations					153

*	Divisional operating profit is stated prior to any impact in respect of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Segmented total assets have not changed materially since the 2006 Annual Report with the exception of segmental profits as above and acquisitions.

	Nine Months to 30		Percentage Change
	September		Actual	Underlying
	2007	2006*	per cent.	per cent.
	£m	£m

Europe, Middle East & Africa	1,056	1,035	2%	6%
Americas	520	529	(2)%	7%
Asia	338	344	(2)%	8%

Total Reuters revenue	1,914	1,908	—	7%

*	2006 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2007.

9)	INCOME TAXES (UNAUDITED)

The tax expense for the period of £41 million (nine months to 30 September 2006: £45 million) has been calculated based on our estimate of the expected effective tax rate for the year to 31 December 2007. The effective tax rate is calculated by applying estimated tax rates to the estimated annual taxable results of each entity in the Group. Included in tax expense is a reduction in deferred tax assets reflecting tax rate changes in the UK and other jurisdictions. Tax on items in equity has been charged to equity.

The effective tax rate for the period on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements is 17 per cent. (nine months to 30 September 2006: 23 per cent.).

The tax expense includes a charge of £12 million in respect of UK taxation (nine months to 30 September 2006: £15 million).

10)	DISCONTINUED OPERATIONS (UNAUDITED)

The ‘Profit for the period from discontinued operations’ line within the income statement comprises an additional gain of £9 million recognised in the period arising from the disposal of Instinet Group in 2005.

The Group has no activities which are required to be classified as discontinued operations during 2007.

	Nine Months Ended 30 September
	2007	2006
	£m	£m

Discontinued operations
Profit on disposal of subsidiaries (net of taxation of £nil)	9	—

Profit for the period from discontinued operations	9	—

11)	EARNINGS PER SHARE (UNAUDITED)

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted-average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.

Diluted earnings per share is calculated adjusting the weighted-average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

	Nine Months Ended 30 September
	2007	2006

Weighted-average number in millions
Ordinary shares in issue	1,476	1,451
Non-vested shares held by employee share ownership trusts	(28)	(31)
Shares repurchased	(210)	(112)

Basic earnings per share denominator	1,238	1,308
Issuable under employee share schemes	29	25

Diluted earnings per share denominator	1,267	1,333

Earnings per share from continuing and discontinued operations	2007	2006

Profit attributable to equity holders of the company (£m)	151	153
Basic earnings per share	12.2	11.7
Diluted earnings per share	11.9	11.5

Earnings per share from continuing operations	2007	2006

Profit attributable to equity holders of the company (£m)	142	153
Basic earnings per share	11.4	11.7
Diluted earnings per share	11.2	11.5

12)	EMPLOYEE BENEFIT PLANS (UNAUDITED)

The Company’s net defined benefit plan expense is comprised of the following elements:

	Nine Months Ended 30 September
	2007	2006
	£m	£m

Service Cost	20	25
Interest Cost	50	45
Expected Return on Assets	(59)	(50)
Past Service Cost	5	6
Settlement/Curtailment	(6)	—

Net defined benefit plan expense	10	26

The expense for Other Post-retirement plans for the nine months ended 30 September 2007 was nil (30 September 2006: nil).

During the nine months ended 30 September 2007, the Company made a special contribution of £3.5 million into the Scheme.

13)	CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Nine Months to 30		Year to
	September		31 December
	2007	2006	2006
	£m	£m	£m

Balance at beginning of the period	172	511	511
Actuarial gains on defined benefit plans	109	60	6
Exchange adjustments taken directly to reserves	(6)	(77)	(95)
Fair value gains on available-for-sale financial assets	11	7	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—	—
Fair value gains on net investment hedges	14	20	34
Taxation on the items taken directly to or transferred from equity	(21)	(14)	(4)

Net income / (expense) recognised directly in equity	89	(4)	(53)
Profit for the period	151	153	305

Total recognised income for the period	240	149	252

Employee share scheme credits	24	22	30
Taxation on employee share schemes	4	—	1
Repurchase of own shares	(90)	(354)	(467)
Shares to be repurchased	—	(21)	(53)
Shares allotted during the year	31	26	32
Dividends:
— Prior year final paid	(86)	(81)	(81)
— Current year interim paid	(61)	(53)	(53)

Balance at the end of the period	234	199	172

14)	DIVIDENDS PER SHARE (UNAUDITED)

	Nine Months to 30 September
	2007	2006
	Pence	Pence

Dividend per share
Prior year final paid	6.9	6.15
Current year interim paid	5.0	4.10

15)	ACQUISITIONS (UNAUDITED)

Acquisition of Feri Fund Market Information Limited

On 31 July 2007, a Group company acquired 100 per cent. of Feri Fund Market Information Limited and its wholly-owned subsidiary FI Datenservice GmbH. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair Value	Provisional
	Value	Adjustments	Fair Value
	£m	£m	£m

Non-current assets:
Intangible assets	—	8	8
Current assets:
Cash and cash equivalents	1	—	1
Other current assets	1	—	1
Current liabilities	(3)	(2)	(5)

Net liabilities acquired	(1)	6	5
Goodwill			6

Total consideration			11

Consideration satisfied by:
Cash			11

Goodwill represents the value of synergies arising from the acquisition. Identifiable intangible assets include customer relationships, brand, databases and workforce.

The net liabilities of the company have been incorporated into the Research and Asset Management segment.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	11
Cash acquired	(1)

Total outflow of cash and cash equivalents	10

Acquisition of ClearForest Limited

On 6 June 2007, a Group company acquired 100 per cent. of ClearForest Limited and its wholly-owned subsidiary ClearForest Corp. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair Value	Provisional
	Value	Adjustments	Fair Value
	£m	£m	£m

Non-current assets:
Intangible assets	—	6	6
Current assets:
Other current assets	1	—	1
Current liabilities	(2)	(2)	(4)

Net liabilities acquired	(1)	4	3
Goodwill			7

Total consideration			10

Consideration satisfied by:
Cash			10

Goodwill represents the value of synergies arising from the acquisition. The net liabilities of the company have been incorporated within the Enterprise and Sales & Trading segments.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	10

Total outflow of cash and cash equivalents	10

Other acquisitions

Reuters acquired certain trade and assets from Thomas Weisel Partners LLC and Anián LLC on 28 February 2007, and Stylianou LLC in May 2007. The Group also purchased 100 per cent. of the share capital of EnergyBankLink Pty on 21 September 2007.

	Book	Fair Value	Provisional
	Value	Adjustments	Fair Value
	£m	£m	£m

Non-current assets:
Intangible assets	—	1	1

Net assets acquired	—	1	1

Goodwill			1

Total consideration			2

Consideration satisfied by:
Cash			2

The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of intellectual property of the Anián product. Goodwill represents the value of synergies arising from the acquisition.

The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	2

Total outflow of cash and cash equivalents	2

In addition, during the period the Group invested £9 million in FXMarketSpace and £5 million in Times Now.

16)	DISPOSALS (UNAUDITED)

Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	Nine Months to September
	2007	2006
	£m	£m

On disposal of subsidiary undertakings	2	3
On disposal of associates, joint ventures and available-for-sale financial assets	18	—

Recorded in the income statement	20	3

In September 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group’s disposal of its investment in Intralinks Inc. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

In September 2006, gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

17)	CONTINGENCIES (UNAUDITED)

Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.

The Group has no contingent assets.

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc

On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007, Gilstrap, Dillon and Madigan voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January 2008, the Texas state court granted the motion to dismiss, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to receive legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgement dismissing the action as to Radianz Americas and Radianz Limited. While Gilstrap, McCabe and Tabaryn may appeal this dismissal, Reuters believes any such appeal would be without merit.

Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP

On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to licence Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has appealed the case to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

18)	DEBT (UNAUDITED)

In September 2007, the Group borrowed £100 million under our committed multicurrency revolving credit facility which was repaid in November. There were no additions or disposals of long-term debt under the Group’s principal debt facilities during the year.

19)	NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September
	2007	2006
	£m	£m

Net profit from continuing activities	142	153
Adjustments for:
Depreciation	72	71
Amortisation of intangibles	45	32
Impairment of intangibles	19	—
Profit on disposal of property, plant and equipment	(1)	(2)
Employee share scheme charges	29	22
Foreign exchange losses/(gains)	15	(20)
Fair value movements in derivatives	14	8
Profits on disposals	(20)	(3)
Share of post-taxation losses of associates & joint ventures	5	2
Investment income	(1)	—
Finance income	(74)	(56)
Finance cost	99	63
Taxation	41	45
Movements in working capital:
Increase in inventories	—	—
(Increase)/decrease in trade and other receivables	(46)	4
(Decrease)/increase in trade and other payables	(12)	13
Decrease in pensions deficit	(23)	(178)
Decrease in provisions	(20)	(22)

Cash generated from continuing operations	284	132

Profit for the period from discontinued operations	9	—

Profits on disposals	(9)	—

Cash generated from discontinued operations	—	—

Cash generated from operations	284	132

20)	RELATED PARTY TRANSACTIONS (UNAUDITED)

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.0 per cent. of its own shares, relating to the share buy back programme. In addition, 1.0 per cent. of Reuters Group PLC is owned by Reuters Employee Ownership Trusts (ESOTs).

All related party transactions during the current and prior period were in the normal course of business.

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)

1)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT, ADJUSTED PBT AND ADJUSTED EARNINGS (UNAUDITED)

	Nine Months Ended 30 September
	2007	2006
	£m	£m

Operating profit from continuing operations	195	207
Excluding:
Restructuring charges	—	17
Thomson deal-related costs	28	—
Impairments & amortisation of business combination intangibles	35	18
Profit on disposal of subsidiaries	(2)	(3)
Investment Income	(1)	—
Fair value movements in derivatives	14	8

Trading profit*	269	247
Restructuring	—	(17)
Associates and joint ventures	(5)	(2)
Net Interest	(25)	(7)

Adjusted PBT	239	221
Adjusted tax charge	(41)	(51)
Adjusted earnings	198	170

*	Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

2)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Nine Months Ended 30 September
	2007	2006
	Per cent.	Per cent.

Operating margin from continuing operations	10%	11%
Excluding:
Restructuring charges	—	1%
Thomson deal-related costs	1%	—
Impairments & amortisation of business combination intangibles	2%	1%
Profit on disposal of subsidiaries	—	—
Fair value movements	1%	—

Trading margin*	14%	13%

*	Trading margin is defined as operating margin from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

3)	REVENUE BY DIVISION BY TYPE — NINE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September		Percentage Change
	2007	2006*	Actual	Underlying
	£m	£m

Recurring	1,129	1,177	(4)%	2%
Usage	73	66	12%	23%
Outright	2	3	(24)%	(18)%

Sales & trading	1,204	1,246	(3)%	3%

Recurring	263	221	19%	25%
Usage	2	2	9%	18%

Research & asset management	265	223	19%	25%

Recurring	282	274	3%	10%.
Outright	37	37	1%	1%

Enterprise	319	311	3%	9%

Recurring	101	101	—	6%
Usage	25	27	(7)%	(1)%

Media	126	128	(2)%	5%

Recurring	1,775	1,773	—	7%
Usage	100	95	6%	16%
Outright	39	40	(1)%	—

Total Reuters revenue*	1,914	1,908	—	7%

*	As discussed in note 11 to Reuters Interim Press Release dated 27 July 2007, from 1 January 2007 Reuters made changes to the allocation of revenue among business divisions to reflect changes in the management of communications revenue. Comparatives for the nine months ended September 2006 have been restated to decrease recoveries revenue by £61 million and increase other product revenue by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and to increase other product revenue by £18 million in Enterprise.

4)	RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Nine Months Ended 30 September
	2007	2006
	£m	£m

Sales & trading
Operating costs*	1,080	1,112
Restructuring charges	—	(16)
Impairments & amortisation of business combination intangibles	(30)	(11)
Fair value movements	(10)	(6)
Other income	(13)	(17)

Trading costs	1,027	1,062

Research & asset management
Operating costs*	249	232
Impairments & amortisation of business combination intangibles	(3)	(2)
Fair value movements	(2)	(1)
Other income	(3)	(3)

Trading costs	241	226

Enterprise Operating costs*	269	268
Restructuring charges	—	(1)
Impairments & amortisation of business combination intangibles	(2)	(4)
Fair value movements	(3)	(1)
Other income	(3)	(4)

Trading costs	261	258

Media
Operating costs*	119	119
Impairments & amortisation of business combination intangibles	—	(1)
Fair value movements	(1)	(1)
Other income	(2)	(2)

Trading costs	116	115

*	Operating costs also include £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating costs are £1,745 million.

5)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Nine Months
	Ended
	30 September
	2007	2006
	£m	£m

Sales & trading
Operating profit*	140	154
Exclude:
Restructuring charges	—	16
Impairments & amortisation of business combination intangibles	30	11
Profit on disposal of subsidiaries	(1)	(2)
Investment income	(1)	—
Fair value movements	9	5

Trading profit	177	184

Research & asset management
Operating profit/(loss)*	20	(6)
Exclude:
Impairments & amortisation of business combination intangibles	3	2
Profit on disposal of subsidiaries	(1)	—
Fair value movements	2	1

Trading profit/(loss)	24	(3)

Enterprise
Operating profit*	54	47
Exclude:
Restructuring charges	—	1
Impairments & amortisation of business combination intangibles	2	4
Fair value movements	2	1

Trading profit	58	53

Media
Operating profit*	9	12
Exclude:
Impairments & amortisation of business combination intangibles	—	1
Profit on disposal of subsidiaries	—	(1)
Fair value movements	1	1

Trading profit	10	13

*	Operating profit also includes £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating profit is £195 million.

6)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Nine Months Ended 30 September
	2007	2006
	Per cent.	Per cent.

Sales & Trading
Operating margin*	12%	12%
Exclude:
Restructuring charges	—	1%
Impairments & amortisation of business combination intangibles	2%	1%
Fair value movements	1%	1%

Trading margin	15%	15%

Research & asset management
Operating margin*	8%	(3)%
Exclude:
Impairments & amortisation of business combination intangibles	1%	1%
Fair value movements	—	1%

Trading margin	9%	(1)%

Enterprise
Operating margin*	16%	15%
Exclude:
Impairments & amortisation of business combination intangibles	1%	1%.
Fair value movements	1%	1%

Trading margin	18%	17%

Media
Operating margin*	7%	9%
Exclude:
Fair value movements	—	1%

Trading margin	7%	10%

*	Operating margin also includes £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating margin is 10.2 per cent.

7)	RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Nine Months Ended 30
	September
	2007	2006
	Pence	Pence

Basic EPS from continuing operations	11.4	11.7
Excluding:
Impairments & amortisation of business combination intangibles	2.9	1.3
Profit on disposals	(1.6)	(0.2)
Fair value movements	1.1	0.5
Investment Income	(0.1)	—
Thomson deal-related costs	2.2	—
Adjustment to tax charge for tax effects of excluded items and change in corporation tax rate	—	(0.4)

Basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate	15.9	12.9

8)	RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Nine Months Ended 30 September
	2007	2006
	£m	£m

Profit before taxation from continuing operations	183	198
Exclude:
Impairments & amortisation of business combination intangibles	35	18
Profit on disposals	(20)	(3)
Fair value movements	14	8
Investment Income	(1)	—
Thomson deal-related costs	28	—

Profit before taxation from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements	239	221

9)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION AND TYPE — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Per cent. Change Versus Nine Months Ended 30 September 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	Change	Currency	& Disposals	Change

Recurring	2%	(6)%	—	(4)%
Usage	23%	(11)%	—	12%
Outright	(18)%	(6)%	—	(24)%

Sales & trading	3%	(6)%	—	(3)%

Recurring	25%.	(6)%	—	19%
Usage	18%	(9)%	—	9%

Research & asset management	25%	(6)%	—	19%

Recurring	10%	(7)%	—	3%.
Outright	1%.	(4)%	4%	1%

Enterprise	9%	(7)%	1%	3%

Recurring	6%	(6)%	—	—
Usage	(1)%	(6)%	—	(7)%

Media	5%	(7)%	—	(2)%

Recurring	7%	(6)%	—	—
Usage	16%	(10)%	—	6%
Outright	—	(4)%	3%	(1)%

Total revenue	7%	(7)%	—	—

10)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION AND PRODUCT FAMILY — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Per cent. Change Versus Nine Months Ended 30 September 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	Change	Currency	& Disposals	Change

Reuters Xtra	10%	(7)%	—	3%.
Reuters Trader	(20)%	(5)%	—	(25)%
Recoveries	9%	(6)%	—	3%

Sales & trading	3%	(6)%	—	(3)%

IB and IM	37%.	(6)%	—	31%.
Reuters Wealth Manager	9%	(8)%	1%	2%

Research & asset management	25%	(6)%	—	19%

Reuters Enterprise Information	17%	(7)%	—	10%
Reuters Information Management	(15)%	(5)%	1%	(19)%
Reuters Trade and Risk
Management	12%	(6)%	1%	7%

Enterprise	9%	(7)%	1%	3%

Agency Services	3%	(6)%	—	(3)%
Consumer Media	15%	(10)%	—	6%

Media	5%	(7)%	—	(2)%

Recurring	7%	(6)%	—	—
Usage	16%	(10)%	—	6%
Outright	—	(4)%	3%	(1)%

Total revenue	7%	(7)%	—	—

11)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY GEOGRAPHY — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Per cent. Change Versus Nine Months Ended 30 September 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	Change	Currency	& Disposals	Change

Europe, Middle East & Africa	6%	(4)%	—	2%
Americas	7%	(9)%	—	(2)%
Asia	8%	(10)%	—	(2)%

Total trading costs	7%	(7)%	—	—

12)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING COSTS BY DIVISION — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Per cent. Change Versus Nine Months Ended 30 September 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	Change	Currency	& Disposals	Change

Sales & trading	2%	(4)%	(1)%	(3)%
Research & asset
management	14%	(6)%	(1)%	7%
Enterprise	8%	(5)%	(1)%	2%
Media	6%	(5)%	—	1%

Total trading costs	5%	(5)%	(1)%	(1)%

13)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING PROFIT BY DIVISION — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Per cent. Change Versus Nine Months Ended 30 September 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	Change	Currency	& Disposals	Change

Sales & trading	9%	(19)%	6%	(4)%
Research & asset
management	—	—	—	—
Enterprise	15%	(14)%	9%	10%
Media	(5)%	(22)%	4%	(23)%

Total trading profit	20%	(18)%	7%	9%

14)	COMPONENTS OF NET DEBT AT 30 SEPTEMBER 2007 (UNAUDITED)

	As at 30 September
	2007	2006
	£m	£m

Cash and cash equivalents	124	308
Bank overdrafts	(12)	(6)

Total cash and cash equivalents	112	302
Short-term deposits	208	2
Borrowings (excluding bank overdrafts)	(867)	(703)

Net debt	(547)	(399)

15)	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months Ended 30 September
	2007	2006
	£m	£m

Increase/(decrease) in cash and cash equivalents	7	(335)
Cash outflow from movement in short-term deposits	2	1
Cash inflow from movement in borrowings	(196)	(322)
Exchange (losses)/gains on short-term deposits and borrowings	(21)	5

	(208)	(651)
Fair value movements	5	13
Other non-cash movements	(11)	(14)

Movement in net debt	(214)	(652)

Opening net (debt)/funds	(333)	253

Closing net debt	(547)	(399)

16)	RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

	Nine Months Ended
	30 September
	2007	2006
	£m	£m

Cash generated from operations	284	132
Interest received	29	23
Interest paid	(59)	(34)
Tax paid	(23)	(26)
Purchases of property, plant and equipment	(94)	(79)
Proceeds from sale of property, plant and equipment	3	4
Purchases of intangible assets	(75)	(79)
Thomson deal-related costs	16	—
Special pensions funding payment	4	187
Dividends received	2	2
Free cash flow	87	130
Interest received	(29)	(23)
Interest paid	59	34
Restructuring	9	32
Tax	23	26
Other	(11)	20

Trading cash flow	138	219

Cash conversion*	51%	89%

*	Cash conversion = trading cash flow / trading profit
“

4.	Unaudited reconciliations of Reuters Group PLC financial information to Canadian GAAP

These unaudited reconciliations set out the adjustments to the consolidated net profit for the period and shareholders’ equity which would have been required to adjust for significant differences between Reuters Group PLC’s accounting policies and the accounting policies applied by The Thomson Corporation (“Thomson Corporation Accounting Policies”), as applied to the three financial years ended 31 December 2006, 2005 and 2004 and the nine month period ended 30 September 2007. The Thomson Corporation Accounting Policies are in accordance with Canadian GAAP.

The following reconciliations are provided for historical information:

•	A reconciliation of net income for the nine months ended 30 September 2007 and for the years ended 31 December 2006, 2005 and 2004.

•	A reconciliation of shareholders’ equity as at 30 September 2007 and 31 December 2006, 2005 and 2004.

Additional reconciliations include:

•	A full Income Statement for the nine months ended 30 September 2007 and the year ended 31 December 2006.

•	A full balance sheet as at 30 September 2007.

Commentary outlining the material adjustments and presentational changes is included.

Reuters consolidated financial statements for the years ended 31 December 2006, 2005 and 2004 and its interim financial information for the nine months ended 30 September 2007 have been prepared on the basis of IFRS, which differs in certain significant respects from Canadian GAAP as applied by Thomson in its audited financial statements for the nine months ended 30 September 2007 and the years ended 31 December 2006, 2005 and 2004.

The following unaudited reconciliation presents the effect of material differences between Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies on the profit and shareholders’ equity of the Reuters Group for the nine months ended 30 September 2007 and for each of the three years ended 31 December 2006, 2005 and 2004, as previously reported by Reuters.

Unaudited reconciliation of net income for the nine months ended 30 September 2007 and for the years ended 31 December 2006, 2005 and 2004

		For the Nine	For the
		Months Ended	Year Ended
		30 September	31 December
		2007	2006	2005	2004
		£m	£m	£m	£m

Profit attributable to ordinary shareholders as previously reported by Reuters under IFRS		151	305	456	364
Differences in GAAP increasing / (decreasing) reported profit:
Business combinations	1	(3)	(4)	(4)	21
Other intangibles	2	(1)	(4)	—	—
Employee benefits — pensions	3	(151)	(29)	(27)	(4)
Stock-based compensation	4	6	(6)	(1)	(15)
Derivative instruments and hedging activities	5	—	14	(42)	58
Investments	6	—	—	42	(19)
Sale and leaseback transactions	7	—	—	(1)	(1)
Property, plant and equipment	8	(8)	(1)	8	8
Joint ventures and associates	9	—	—	—	6
Consolidation of subsidiary undertakings	10	—	—	—	(7)
Loss on disposal of subsidiary undertakings, joint ventures and associates	11	—	(5)	(32)	(53)
Restructuring	12	5	59	(9)	105
Taxation	14	29	(21)	14	(53)
Minority interest in respect of the GAAP adjustments		—	—	(3)	7

Net earnings attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		28	308	401	417

Unaudited reconciliation of shareholders’ equity as at 30 September 2007 and as at 31 December 2006, 2005 and 2004

		As at	As at
		30 September	31 December
		2007	2006	2005	2004
		£m	£m	£m	£m

Shareholders’ equity attributable to ordinary shareholders as previously reported by Reuters under IFRS		234	172	511	371
Differences in GAAP increasing/(decreasing) reported shareholders’ equity:
Business combinations	1	100	111	153	133
Other intangibles	2	(5)	(4)	—	—
Employee benefits — pensions	3	144	512	543	524
Stock-based compensation	4	11	7	11	9
Derivative instruments and hedging activities	5	(27)	(13)	6	(8)
Investments	6	(1)	(7)	(1)	89
Sale and leaseback transactions	7	(2)	(2)	(2)	(1)
Property, plant and equipment	8	8	16	17	8
Joint ventures and associates	9	1	1	6	(23)
Consolidation of subsidiary undertakings	10	—	—	—	(7)
Loss on disposal of subsidiary undertakings, joint ventures and associates	11	—	—	(25)	(15)
Restructuring	12	(7)	(12)	(71)	(45)
Shares to be repurchased	13	—	53	59	—
Taxation	14	(46)	(151)	(139)	(126)
Minority interest in respect of GAAP adjustments		—	—	—	1

Shareholders’ equity attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		410	683	1,068	910

Unaudited reconciliation of the income statement for the nine months ended 30 September 2007 and the year ended 31 December 2006

	For the Nine Months Ended					For the Year Ended
	30 September 2007					31 December 2006
	Adj.			Canadian	Adj.			Canadian
	Ref.	IFRS	Adjustments	GAAP	Ref.	IFRS	Adjustments	GAAP
		£m	£m	£m		£m	£m	£m
Revenues	9	1,914	11	1,925	9	2,566	51	2,617
Cost of sales, selling, marketing, general and administrative expenses		(1,576)	(158)	(1,734)		(2,153)	(24)	(2,177)

	2		(10)		2		(8)
	3		(151)		3		(29)
	4		6		4		(6)
	7		1		7		1
	8		6		8		12
	9		(15)		9		(53)
	12		5		12		59

Depreciation		(72)	(26)	(98)		(95)	(20)	(115)

	2		(11)		2		(6)
	7		(1)		7		(1)
	8		(14)		8		(13)

Amortisation		(45)	17	(28)		(45)	6	(39)

	1		(3)		1		(4)
	2		20		2		10

Operating profit		221	(156)	65		273	13	286
Net other (expense)/income		(13)	(9)	(22)		55	12	67

	5		(13)		5		12
	9		4		9		5
					11		(5)

Net interest expense and other financing costs	5	(25)	13	(12)	5	(15)	2	(13)
Income taxes		(41)	29	(12)		(20)	(24)	(44)

	9		—		9		(3)
	14		29		14		(21)

Earnings from continuing operations		142	(123)	19		293	3	296
Earnings from discontinued operations, net of tax		9	—	9		12	—	12

Net earnings		151	(123)	28		305	3	308

The following unaudited tables show how the Reuters income statements for the nine months ended 30 September 2007 and the year ended 31 December 2006 prepared in a format consistent with Canadian GAAP (Section 1520) compare to Reuters published IFRS income statements.

Nine months ended 30 September 2007

			As Presented
	As Presented		in Reuters
	in the		Published
Canadian GAAP Format	Table Above	Reclassifications	Report	IFRS Format
	£m	£m	£m

Revenues	1,914	—	1,914	Revenue
Cost of sales, selling, marketing, general and administrative expenses	(1,576)	(169)	(1,745)	Operating cost
		26	26	Other operating income
Depreciation	(72)	72	—
Amortisation	(45)	45	—

Operating profit	221	(26)	195	Operating profits
Net other income	(13)	26	13	Profit on disposal/Share of losses of JVs and associates
Net interest expense and other financing costs	(25)	99	74	Finance Income
		(99)	(99)	Finance cost
Income taxes	(41)	—	(41)	Taxation

Earnings from continuing operations	142	—	142	Profit for the period from continuing operation
Earnings from discontinued operations, net of tax	9	—	9	Profit for the period from discontinued operations

Net earnings	151	—	151	Profit for the period

Year ended 31 December 2006

			As Presented
	As Presented		in Reuters
	in the		Published
Canadian GAAP Format	Table Above	Reclassifications	Report	IFRS Format
	£m	£m	£m

Revenues	2,566	—	2,566	Revenue
Cost of sales, selling, marketing, general and administrative expenses	(2,153)	(198)	(2,351)	Operating cost
		41	41	Other operating income
Depreciation	(95)	95	—
Amortisation	(45)	45	—

Operating profit	273	(17)	256	Operating profit
Net other income	55	17	72	Profit on disposal/Share of losses of JVs and associates
Net interest expense and other financing costs	(15)	87	72	Finance Income
		(87)	(87)	Finance cost
Income taxes	(20)	—	(20)	Taxation

Earnings from continuing operations	293	—	293	Profit for the period operation from continuing

Earnings from discontinued operations, net of tax	12	—	12	Profit for the period from discontinued operations

Net earnings	305	—	305	Profit for the period

Unaudited reconciliation of the balance sheet as at 30 September 2007

			As at 30 September 2007
	Adjustment			Canadian
	Reference	IFRS	Adjustments	GAAP
		£m	£m	£m
Assets
Cash and cash equivalents	9	124	8	132
Accounts receivable, net of allowances	9	142	12	154
Inventories		1	—	1
Prepaid expenses and other current assets		388	—	388

	1		3
	9		(3)

Deferred income taxes	14	—	116	116

Current assets		655	136	791
Computer hardware and other property, net		387	72	459

	7		16
	8		8
	9		48

Computer software, net	2		96	96
Identifiable intangible assets		278	(149)	129

	1		4
	2		(160)
	9		7

Goodwill	1	301	97	398
Other non-current assets		167	287	454

	2		59
	3		249
	6		(1)
	9		(20)

Deferred income taxes	14	306	(96)	210

Total assets		2,094	443	2,537

Liabilities and shareholders’ equity
Liabilities
Short term indebtedness		(340)	—	(340)
Accounts payable and accruals		(686)	11	(675)

	1		(4)
	4		11
	5		(22)
	9		(7)
	12		10
	14		23

Deferred revenue		(31)	—	(31)

Current liabilities		(1,057)	11	(1,046)
Long-term debt		(541)	(65)	(606)

	5		(5)
	7		(18)
	9		(42)

Other non-current liabilities		(102)	(124)	(226)

	3		(105)
	9		(2)
	12		(17)

Deferred income taxes	14	(160)	(89)	(249)

Total liabilities		(1,860)	(267)	(2,127)

Net assets		234	176	410

Shareholder’s equity
Capital		525	—	525
Accumulated other comprehensive income		(1,727)	36	(1,691)
Retained earnings		1,436	140	1,576

Total equity		234	176	410

The following unaudited table shows how the Reuters shareholders’ equity as at 30 September 2007 in the table above correspond to the published IFRS consolidated balance sheet as at 30 September 2007.

			As Presented
	As Presented		in Reuters
	in the		Published
Canadian GAAP Format	Table Above	Reclassifications	Report	IFRS Format
	£m	£m	£m

Assets
Cash and cash equivalents	124	—	124	Cash and cash equivalents
Accounts receivable, net of allowances	142	151	293	Trade and other receivables
Inventories	1	—	1	Inventories
Prepaid expenses and other current assets	388	(388)	—
		220	220	Other financial assets and derivatives
	—	17	17	Current tax debtors
Deferred income taxes	—	—	—

Current assets	655	—	655	Current assets
Computer hardware and other				Property, plant and
property, net	387	—	387	equipment
Computer software, net	—		—
Identifiable intangible assets	278	301	579	Intangible assets
Goodwill	301	(301)	—
		42	42	Investments
Other non-current assets	167	(95)	72	Other financial assets and derivatives
Deferred income taxes	306	—	306	Deferred tax assets
		46	46	Retirement benefit
				obligations
Non-current assets of discontinued operations	—	—	—

Non-current assets	1,439	(7)	1,432	Non-current assets

	—	7	7	Non-current assets held
	—	—	—	for resale

Total assets	2,094	—	2,094	Total assets

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	(340)	(33)	(373)	Other financial liabilities and derivatives

Accounts payable and accruals	(686)	256	(430)	Trade and other payables
Deferred revenue	(31)	31	—
		(215)	(215)	Current tax liabilities
		(39)	(39)	Provisions for
				liabilities and charges

Current liabilities	(1,057)	—	(1,057)	Current liabilities
Long-term debt	(541)	—	(541)	Other financial liabilities and derivatives
		(102)	(102)	Provisions for liabilities and charges
Other non-current liabilities	(102)	102	—
Deferred income taxes	(160)	—	(160)	Deferred tax liabilities

Non-current liabilities	(803)	—	(803)	Non-current liabilities

Total liabilities	(1,860)	—	(1,860)	Total liabilities

Net assets	234		234	Net assets

The following is a description of the nature of the differences presented in the above reconciliations.

1.	Business combinations

Goodwill amortisation

Prior to the adoption of IFRS by Reuters on 1 January 2004, goodwill arising on acquisitions before 1998 and accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions from 1998 to 31 December 2003 was capitalised and amortised over its useful life.

Under IFRS, from 1 January 2004, goodwill arising on acquisitions made by Reuters is no longer amortised and is allocated to cash-generating units and assessed for impairment at least annually. Reuters has elected not to apply IFRS 3 ‘Business combinations’ retrospectively to business combinations that took place prior to the group’s 1 January 2004 transition date to IFRS, and amortisation arising prior to transition has not been reversed. Goodwill arising on acquisitions before 1 January 2004 remains at its previous carrying value at the date of transition to IFRS.

Under Canadian GAAP, prior to the adoption of Handbook Section 3062 — ‘Goodwill and other intangible assets’, Thomson amortised goodwill over its estimated useful life. Following adoption of Handbook Section 3062 from 1 January 2002, goodwill was no longer subject to amortisation under Thomson Canadian GAAP accounting policies, but assessed for impairment at least annually. A GAAP difference therefore arises in respect of the carrying amount of goodwill at each balance sheet date.

Contingent purchase consideration

Under IFRS, contingent purchase consideration is recognised by Reuters when it is probable that the contingency will be met and the amount can be reliably measured, whereas under Thomson Canadian GAAP accounting policies, contingent purchase consideration is recognised when the amount can be reliably measured, and the outcome of the contingency is determined beyond reasonable doubt. This reconciling item shows the impact of adjusting the goodwill and related liability recorded by Reuters in respect of this difference.

Other intangibles

Prior to the adoption of IFRS on 1 January 2004, identifiable intangible assets were recognised separately providing they had a ‘readily ascertainable market’ and were amortised over their useful lives. This definition precluded the recognition of certain customer lists. These lists would meet the recognition criteria under IFRS; however Reuters elected not to apply IFRS 3 — ‘Business combinations’ retrospectively in accordance with an exemption outlined in IFRS 1 — ‘First-time Adoption of International Financial Reporting Standards’, and as such these assets were not recognised on adoption of IFRS.

Under Thomson Canadian GAAP, these customer lists met the recognition criteria of Handbook Section 1581 — ‘Business Combinations’ and have resulted in a historic difference in carrying value that will be amortised over the estimated useful life of these assets.

2.	Other Intangibles

Under Thomson Canadian GAAP accounting policies costs incurred in the development of computer software to be sold externally are capitalised within “other non-current assets” and amortised through cost of sales. Development costs in respect of software generated for internal use are capitalised within “computer software” and amortised through depreciation expense. Under IFRS, Reuters capitalises all such costs within intangible assets and recognises amortisation expense within the amortisation expense line, therefore relevant amounts have been reclassified as part of the reconciliation.

Furthermore, under IFRS Reuters capitalises certain intangible assets that would not be capitalised under Thomson Canadian GAAP accounting policies. Reuters then systematically amortises these assets over their useful economic lives (normally between three and five years). This adjustment shows the impact of writing off the net book value of such intangible assets.

3.	Employee benefits — Pensions

Under both IFRS and Canadian GAAP, the defined benefit pension obligation is determined using the Projected Unit Credit Method. Plan assets are measured at fair value.

Under IFRS, Reuters recognises actuarial gains and losses immediately on the balance sheet with a corresponding charge or credit recorded in the statement of recognised income and expense. The balance sheet asset or liability recognised therefore equates to the actual surplus or deficit in each plan. Under Thomson Canadian GAAP accounting policies, actuarial gains and losses are not recognised immediately, but rather are deferred and recognised in the income statement over the average remaining service life of the active members. Furthermore, cumulative and gains losses are not recognised at all to the extent that they fall inside a “corridor” calculated as 10 per cent. of the greater of the defined benefit pension obligation and the fair value of plan assets at the beginning of the year. As a result, the balance sheet asset or liability under Canadian GAAP does not equal the actual surplus or deficit in each plan and the shareholders’ equity reconciliation therefore recognises a significant asset representing actuarial losses yet to be amortised through the income statement under Canadian GAAP.

Under IFRS, a pension scheme surplus can only be recognised as an asset on the balance sheet to the extent that it is recoverable through a reduction in future contributions or return of scheme assets. Changes in the asset restriction from year to year are recognised through the statement of recognised income and expense. Under Thomson Canadian GAAP accounting policies, an adjustment (“valuation allowance”) must be made to the balance sheet asset or liability for any surplus that is not recoverable at the reporting date. The calculation of the recoverable surplus is similar to that under IFRS. A change in the valuation allowance is recognised in earnings for the period in which the change occurs. The reconciliation of net income for the nine months ended 30 September 2007 recognises a significant expense representing the valuation allowance resulting from unrecoverable surplus taken to the income statement under Canadian GAAP. Under IFRS, the equivalent charge is recognised in the statement of recognised income and expense.

Under IFRS, Reuters recognises past service costs as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service costs are recognised immediately. Under Thomson Canadian GAAP accounting policies, past service costs arising from plan amendments are amortised on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment.

Reuters recognises gains or losses on the curtailment of a defined benefit plan when the curtailment occurs. Under Thomson Canadian GAAP accounting policies, a curtailment loss is recognised in earnings when it is probable that a curtailment will occur and the net effects are reasonably estimable, and a curtailment gain is recognised in earnings when an event giving rise to a curtailment has occurred.

4.	Stock-based compensation

Differences in adoption dates

Under IFRS, compensation charges are recorded for equity-settled employee share options or awards made after 7 November 2002 but not vested at 1 January 2005. Under Canadian GAAP, CICA 3870 — ‘Stock Based Compensation’ is applied to equity options or awards not vested from 1 January 2004, although early adoption was permitted. Thomson applied CICA 3870 retrospectively from 1 January 2003.

Therefore under IFRS, fewer options or awards are within scope than under Canadian GAAP. This adjustment reflects the additional charge under Thomson Canadian GAAP accounting in respect of options or awards granted by Reuters before 7 November 2002 but not vested at 1 January 2004. Prior period retrospective adjustments would offset in reserves therefore there is no opening adjustment in 2004.

Cash-settled stock options and awards

Under IFRS, options or awards that will be cash-settled are classified as liabilities by Reuters and valued on a fair value basis, with changes in fair value taken to the income statement at each reporting period. Under Thomson Canadian GAAP accounting policies, such options or awards are also classified as liabilities, but are valued on an intrinsic value basis with the movement being reflected in the income statement. This adjustment reflects this difference between the measurement of such options or awards on a fair value basis by Reuters and on an intrinsic value basis under Thomson accounting policies.

National Insurance (social security costs) on stock options and awards

Under IFRS, the liability for National Insurance (social security costs) on stock options/awards is accrued by Reuters based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under Canadian GAAP, this expense is recorded by Thomson upon exercise of the stock options/awards. This adjustment reverses the liability recognised by Reuters and the impact of this difference on the charge in the income statement.

Forfeitures

Under IFRS, Reuters is required to estimate the number of awards expected to vest and to revise the estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. Under Canadian GAAP, Thomson recognises forfeitures of awards as they occur. The adjustment results in a higher expenditure under Thomson Canadian GAAP accounting policies in the years prior to forfeiture as compared to that of IFRS.

5.	Derivative instruments and hedging activities

From 1 January 2005:

Hedge accounting

Under IFRS, Reuters has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognised in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognised in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognised in the income statement.

Reuters has not designated any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies. Accordingly, under Thomson accounting policies changes in the fair value of all of Reuters derivative and embedded derivative instruments have been included within the income statement.

Embedded derivatives

Under IFRS, IAS 39 grants an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. Under Thomson Canadian GAAP accounting policies such an exemption has not been adopted. Therefore Reuters identifies and separately accounts for more embedded derivatives under Thomson accounting policies than it does under IFRS.

In addition the fair value of certain embedded derivatives differs under Thomson accounting policies in that, under Canadian GAAP, only the minimum contractual portion of a contract that has a determinable notional amount is separated from the host contract and accounted for as a derivative instrument, whereas, under IFRS, the amount separated can be the expected cash flows.

Prior to 1 January 2005:

In 2004 (prior to the adoption of IAS 39 — ‘Financial Instruments: Recognition and Measurement’ and IAS 32 — ‘Financial Instruments: Disclosure and Presentation’), Reuters applied hedge accounting rules for its derivative financial instruments used to manage interest rate and foreign exchange risk. Under these rules, Reuters was not required to identify separately these financial instruments, nor to record changes in their fair value through the income statement. Also under these rules, compound derivative instruments having multiple underlyings could be designated as net investment hedges and, where this treatment was applied, foreign currency translation gains and losses arising on these instruments were recognised directly in equity. Further in 2004, Reuters was not required to separate embedded derivatives from their host contracts and recognise them on the balance sheet at fair value.

6.	Investments

Under IFRS, prior to the adoption of IAS 32 — ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 — ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, Reuters held fixed asset investments in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.

Following the adoption of IAS 32 and IAS 39, Reuters initially recognises available-for-sale financial assets and financial assets held for trading at fair value and subsequently remeasures at fair value. Reuters has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005.

Under Thomson Canadian GAAP accounting policies, investments in available-for-sale assets are measured at fair value and those which do not have a readily determinable fair value (i.e. a quoted market price in an active market) are carried at historical cost.

7.	Sale and leaseback transactions

Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leasebacks, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognised by Reuters in the income statement.

Under Canadian GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, while lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease. This reconciling item shows the net effect of these adjustments on Reuters profit and shareholders’ equity.

8.	Property, plant and equipment

Under Thomson Canadian GAAP policies, the capitalisation thresholds and assessments of Useful Economic Lives (UELs) differ for certain asset categories. This reconciling item capitalises certain items that have been expensed under Reuters IFRS accounting policies and also adjusts UELs to align the policies adopted.

9.	Joint ventures and associates

As described in item 1 above, the carrying value of goodwill under Thomson Canadian GAAP accounting policies will differ due to different adoption dates of relevant accounting standards.

Deferred gain on assets contributed to joint ventures

Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed by Reuters to joint ventures and associates was greater than the book value, the difference was recognised in reserves. This reconciling item recognises the release of this gain to the income statement over the anticipated life of the long-lived assets contributed to the venture in accordance with Thomson Canadian GAAP accounting policies.

Proportionate consolidation

Reuters adopts equity accounting for its joint ventures. Under Canadian GAAP, interests in joint ventures should be recognised in the financial statements of the venturer using the proportionate consolidation method. This difference is a presentation difference only, and does not impact net profit or shareholders’ equity.

10.	Consolidation of subsidiary undertakings

On 16 November 2004, Reuters purchased the 49 per cent. voting stake of Radianz that it did not already own from Equant, thereby increasing its shareholding from 51 per cent. to 100 per cent. of the voting shares. Under IFRS, from the date of acquisition of the remaining 49 per cent., Radianz was fully consolidated. IFRS 5 — ‘Non-current Assets Held for Sale and Discontinued Operations’ was applied for presentation purposes, and hence Radianz was classified as a subsidiary acquired with a view to resale, and included in the balance sheet as a non-current asset held for sale. Liabilities directly associated with the non-current assets held for sale were also shown separately. The results of Radianz post 16 November 2004 were presented within discontinued operations in the income statement.

Under Canadian GAAP, Radianz has been treated as a joint venture of Reuters for the period 1 January 2004 to 16 November 2004. The acquisition of the additional 49 per cent. stake in Radianz has been accounted for as a step acquisition from which time Radianz has been fully consolidated as a subsidiary until its disposal during 2005.

11.	Profit or loss on disposal of subsidiary undertakings, joint ventures and associates

On the disposal of subsidiary undertakings, joint ventures and associates, a different gain or loss on sale arises under Thomson Canadian GAAP accounting policies as a result of the differences described below. This results in reconciling items in 2004 and 2005.

Goodwill

As described in item 1 above the carrying value of goodwill under Thomson Canadian GAAP accounting policies differs from the carrying value of goodwill under Reuters IFRS policies.

Investment hedge on foreign subsidiaries

Under IFRS, gains and losses on the fair value of instruments designated as hedges against the carrying value of group undertakings are recognised in a hedging reserve within equity, to the extent that the hedge is effective. On disposal of such undertakings, cumulative gains and losses that had previously been recognised in the hedging reserve are transferred and recognised in the income statement. Reuters has not designated, at the date of inception of the hedge, any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies, and, accordingly, no cumulative gains and losses from hedging are transferred to the income statement on disposal of group undertakings.

Recycling of foreign currency translation differences

Under IFRS, gains and losses on the retranslation of assets and liabilities of foreign operations that occurred prior to the IFRS transition date of 1 January 2004 are not transferred to the income statement and recognised as part of the gain or loss on disposal of those operations due to Reuters election to adopt the first time adoption provision that allowed the cumulative transaction differences for all foreign operations to be deemed to be zero at the date of transition to IFRS (1 January 2004). Under Canadian GAAP such amounts have been included in the calculation of the gain or loss on disposal.

In addition, exchange differences arise in respect of the different carrying values under Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies of the underlying foreign currency assets and liabilities being retranslated.

12.	Restructuring

Under IFRS, Reuters recognises provisions for restructuring charges other than termination benefits; once it has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Reuters recognises termination benefits when it is demonstrably committed to a plan of termination when, and only when, it has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.

Under Thomson Canadian GAAP accounting policies, employee severance costs that are not one-time termination charges are recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognised upon vacating the property or legal termination of the lease contract.

Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognised as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognised.

Under Thomson Canadian GAAP accounting policies, certain costs incurred in respect of exit activities and integration are recognised as part of purchase accounting if specified conditions are met.

13.	Shares to be repurchased

Under IFRS, Reuters recognises a liability in respect of irrevocable commitments made to purchase Reuters Group PLC shares as part of its publicly-announced buy-back programme during the post-balance sheet close period. A corresponding reduction in shareholders’ equity is also recorded.

Under Thomson Canadian GAAP accounting policies, this commitment is not recorded as a liability and reduction to shareholders’ equity as there is no fixed price or fixed number of shares and the counterparty has not purchased any shares as at the balance sheet date.

14.	Taxation

Deferred tax adjustments in the IFRS to Canadian GAAP reconciliation are primarily the result of the deferred tax impact of the other GAAP adjustments made in the reconciliation.

Stock-based compensation

Reuters recognises a deferred tax asset for the stock based compensation charge based on the intrinsic value of the related share awards and adjusts the deferred tax asset at each balance sheet date for subsequent changes in the market value of the underlying shares. Under Thomson Canadian GAAP accounting policies deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions in excess of the related compensation charge are recognised in Additional Paid In Capital (APIC). These windfall tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised.

Intercompany transactions

Under Thomson Canadian GAAP accounting policies, tax paid as a result of the transfer of an asset which does not leave the group is recorded as an asset in the financial statements until the asset leaves the group or is otherwise utilised. Under IFRS, Reuters recognises such tax in the income statement.

Accounting for uncertainty in income taxes

With effect from 1 January 2007, Thomson has adopted a new accounting policy under Canadian GAAP for accounting for uncertainty in income taxes. The policy requires that an entity evaluates uncertain tax positions using a two-step process:

First, Thomson determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit with greater than a 50 per cent. likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

Under Reuters IFRS accounting policies no such prescription exists, and the measurement of uncertain tax positions is assessed by management based on their best estimate of the likely outcome.

For periods prior to 1 January 2007, Thomson’s Canadian GAAP accounting policy for uncertain tax positions was consistent with IFRS. Therefore, the related reconciling item impacts 2007 only. On adoption of the new Thomson Canadian GAAP accounting policy for accounting for uncertainty in income taxes, Reuters booked a credit of £23 million to retained earnings to reflect the cumulative effect of adoption of the standard.

Thomson recognises interest and penalties on underpayment of income taxes as an income tax expense.

5.	Report on the unaudited reconciliations of Reuters Group PLC financial information to Canadian GAAP

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG

The Directors
Reuters Group PLC
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP

Citigroup Global Markets Limited (the ‘’Sponsor“)
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

29 February 2008

Dear Sirs

Acquisition by The Thomson Corporation (“Thomson”) of Reuters Group PLC (“Reuters”)

We report on the unaudited reconciliations (the “Reconciliations”) under the accounting policies applied by Thomson in preparing its financial statements, of the consolidated profit of Reuters for each of the three years ended 31 December 2006 and for the nine months ended 30 September 2007 and of its consolidated shareholders’ equity as at the end of each of those periods, prepared under the accounting policies applied by Reuters in preparing its financial statements. The Reconciliations are set out in Section 4 of Part XV of the prospectus (the “Prospectus”) dated 29 February 2008 issued by Thomson Reuters PLC.

Responsibility

It is the responsibility solely of the directors and proposed directors of Thomson Reuters PLC and the directors of Reuters (together the “Directors”) to prepare the Reconciliations, as required by the Financial Services Authority, as though item 13.5.27(2)(a) of the Listing Rules of the Financial Services Authority were applicable. As required by the Financial Services Authority, it is our responsibility to form an opinion on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Reuters for the three years ended 31 December 2006 and the unaudited historical consolidated financial information of Reuters for the nine months ended 30 September 2007.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Reconciliations, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of Thomson Reuters PLC as a result of the inclusion of this report in the Prospectus, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Reuters to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the Reconciliations and discussed the Reconciliations with the Directors.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated profit of Reuters for each of the three years ended 31 December 2006 and for the nine months ended 30 September 2007 and its consolidated shareholders’ equity as at the end of each of those periods (as adjusted), on a basis consistent in all material respects with the accounting policies of Thomson, and the Reconciliations have been properly compiled on the basis stated.

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PR Annex III, 3.2

6.	Capitalisation and indebtedness of Reuters Group PLC (Unaudited)
CESR 36

The following tables show the capitalisation and consolidated indebtedness of Reuters Group PLC as at 31 December 2007:

As at 31 December 2007
£m

Total current debt
— Guaranteed	—
— Secured	—
— Unguaranteed/Unsecured	(261)
Total non-current debt	—
— Guaranteed	—
— Secured	—
— Unguaranteed/Unsecured	(370)

As at 31 December 2007
£m

Shareholders’ equity(1)
Share capital	539
Other reserves	(1,710)

The following table sets out the net consolidated financial indebtedness of Reuters Group PLC as at 31 December 2007:

As at 31 December 2007
£m

Cash	106
Cash equivalents	145
Trading securities	3

Liquidity	254
Current Financial Receivable
Current bank debt	(9)
Current portion of non current debt	—
Other current financial debt	(252)

Current financial debt	(261)
Net Current Financial Indebtedness
Non current bank loans	—
Bonds issued	(364)
Other non current loans	(6)

Non current financial indebtedness	(370)

Net financial indebtedness	(377)

(1)	Shareholders’ equity does not include retained earnings.

(2)	This statement of indebtedness has been prepared using policies which are consistent with those used in preparing Reuters Group PLC’s financial statements for the year ended 31 December 2006.

(3)	The information is unaudited.

(4)	As at 31 December 2007 Reuters Group PLC also had derivative financial instruments used for the purpose of hedging interest rate risk on the Group’s borrowings and foreign currency risk on assets not denominated in sterling. The derivatives had the following fair value at 31 December 2007:

£m

Cross-currency interest rate swaps	67
Forward foreign exchange	1

PART XVI
PROFIT ESTIMATE AND FORECAST
PR Annex I, 13
CESR 38-50

1.	Reuters profit estimate

1.1	Profit estimate of Reuters

On the 1 March 2007, the Reuters Directors provided the following guidance with regard to the results of the Reuters Group for the year ending 31 December 2007:

“Revenue
Reuters expects to deliver underlying revenue growth of 6% or better in 2007.

Trading margin
Reuters expects to increase trading margins to 13-14% in 2007, on track to achieve its medium term trading margin target of 17-20%.”

The Reuters Directors now estimate that the trading profit of the Reuters Group will be higher than that indicated in the above guidance, and as a result update their guidance as follows:

In the absence of unforeseen circumstances and on the basis of preparation set out below, the Reuters Directors estimate that for the year ended 31 December 2007, the trading profit (as defined below) of the Reuters Group will be no lower than £380 million (equivalent to $761 million).

The trading profit of the Reuters Group for the year ended 31 December 2006 was £308 million (equivalent to $568 million).

An estimate has been made of trading profit rather than profit before tax because, in the view of the Reuters Directors, guidance on trading profit is consistent with guidance that the Reuters Group has historically published, is a number to which shareholders and analysts attach significance and is a measure used by management to assess the performance of the business.

1.2	Basis of preparation

The profit estimate for the year ended 31 December 2007 has been prepared using the accounting policies adopted by Reuters Group PLC, in the preparation of its 2006 Annual Report and Form 20-F and its unaudited third quarter report for the nine months ended 30 September 2007, as described in Section 1 of Part XV of this document. The estimate takes into account the published unaudited interim consolidated results for the nine months ended 30 September 2007, the results shown by unaudited management accounts for the two months ended 30 November 2007 and the Reuters Directors’ estimate of the results for the month ended 31 December 2007.

Trading profit is calculated by excluding the following items from operating profit from continuing operations: restructuring charges associated with business transformation plans (including the former Fast Forward programme) and acquisitions; impairments and amortisation of intangibles acquired via business combinations; investment income; profits/losses from disposals of subsidiaries; fair value movements in respect of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement); and Thomson deal-related costs. See “Use of Non-GAAP Financial Measures” in section 3 of Part XV of this document for further information with respect to the calculation of trading profit.

The trading profit figures for the Reuters Group, quoted in paragraph 1.1 above, have been translated from Sterling into US dollars using average exchange rates for the applicable periods, as follows:

US$/£1

Year ended 31 December 2006	1.8434
Year ended 31 December 2007	2.0016

1.3	Unaudited reconciliation of profit estimate to Canadian GAAP

The Reuters Group profit estimate for the year ended 31 December 2007 has been prepared on the basis of IFRS, which differs in certain significant respects from Canadian GAAP as applied by Thomson in its audited financial statements for the nine months ended 30 September 2007.

The following unaudited reconciliation presents the effect of material differences between Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies on the estimated trading profit of the Reuters Group for the year ended 31 December 2007, as reported in paragraph 1.1, above.

£m

Trading profit of the Reuters Group (IFRS accounting policies)	380

Canadian GAAP adjustments to trading profit:

Other intangibles	(2)
Employee benefits-pensions (past service costs)	(8)
Stock-based compensation	3
Property, plant and equipment	(11)
Restructuring	7
Sale and leaseback transactions	(4)

Trading profit of the Reuters Group (Thomson Canadian GAAP accounting policies)	365

Trading profit under Thomson Canadian GAAP accounting policies is calculated as under Reuters IFRS accounting policies, with the exception that trading profit under Thomson Canadian GAAP accounting policies also excludes charges and credits connected with pension schemes which are recorded in the Statement of Recognised Income and Expense under Reuters IFRS accounting policies.

1.4	Letter from PwC UK in relation to the Reuters Group profit estimate for the year ended 31 December 2007

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG

The Directors
Reuters Group PLC
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP

Citigroup Global Markets Limited (the “Sponsor”)
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

The Blackstone Group International Limited (a “Financial Adviser”)
40 Berkeley Square
London W1J 5AL

UBS Limited (a “Financial Adviser”)
1/2 Finsbury Avenue
London EC2M 2PP

29 February 2008

Dear Sirs

Reuters Group PLC

We report on the profit estimate comprising the statement by Reuters Group PLC (“Reuters”) in respect of the trading profit of Reuters and its subsidiaries (together the “Reuters Group”) for the year ended 31 December 2007 issued on 29 February 2008 (the “Profit Estimate”). The Profit Estimate and the basis on which it is prepared are set out in Sections 1.1 and 1.2, respectively, of Part XVI of the prospectus issued by Thomson Reuters PLC dated 29 February 2008 (the “Prospectus”).

This report is required by item 13.2 of Annex I to the PD Regulation and Rule 28.3(b) of the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the “City Code”) and is given for the purpose of complying with that regulation and that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of Thomson Reuters PLC and the directors of Reuters Group PLC (together the “Directors”) to prepare the Profit Estimate in

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

accordance with the requirements of items 13.1 and 13.3 of Annex I to the PD Regulation and in accordance with the requirements of the City Code. In preparing the Profit Estimate the Directors are responsible for correcting errors that they have identified which may have arisen in unaudited financial results and unaudited management accounts used as the basis of preparation for the Profit Estimate.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the PD Regulation and Rule 28.3(b) of the City Code as to the proper compilation of the Profit Estimate and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation and Rule 28.4 of the City Code, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Profit Estimate

The Profit Estimate has been prepared on the basis stated in Section 1.2 of Part XVI of the Prospectus and is based on the unaudited interim financial results for the nine months ended 30 September 2007, the unaudited management accounts for the two months ended 30 November 2007 and an estimate by the directors of Reuters Group PLC for the month ended 31 December 2007. The Profit Estimate has been presented on a basis consistent with the accounting policies of Reuters Group PLC.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information for the 11 months to 30 November 2007 included in the Profit Estimate has been prepared and considering whether the Profit Estimate has been accurately computed using that information and whether the basis of accounting used is consistent with the accounting policies of Reuters Group PLC.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Estimate has been properly compiled on the basis stated.

However the Profit Estimate has not been audited. The actual results reported, therefore, may be affected by revisions required to accounting estimates due to changes in circumstances, the impact of unforeseen events and the correction of errors in the interim financial results or management accounts. Consequently we can express no opinion as to whether the actual results achieved will correspond to those shown in the Profit Estimate and the difference may be material.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Profit Estimate has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of Reuters Group PLC.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

1.5	Letters from UBS and Blackstone

UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
England

Tel: +44 (20) 7568 0000

Registered in England and Wales No. 02035362

Authorised and regulated by the Financial Services Authority.

The Blackstone Group International Limited
40 Berkeley Square
London W1J 5AL
England

Tel: +44 (20) 7451 4000

Incorporated in England and Wales No. 03949032

Authorised and regulated by the Financial Services Authority.

The Directors

Reuters Group PLC
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG

29	February 2008

Dear Sirs

REPORT IN CONNECTION WITH THE ACQUISITION OF REUTERS GROUP PLC (“THE COMPANY”) BY THE THOMSON CORPORATION (“THE TRANSACTION”) ON THE PROFIT ESTIMATE OF THE COMPANY

We refer to the estimate of trading profit of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2007 (the “Profit Estimate”), which is set out in Section 1.1 of Part XVI (Profit Estimate and Forecast) of the scheme document dated 29 February 2008 relating to the Transaction.

We have discussed the Profit Estimate and the bases and assumptions on which it is made with the directors and officers of the Company and with PricewaterhouseCoopers LLP, the Company’s reporting accountants. We have also discussed the accounting policies and bases of compilation for the Profit Estimate with the directors and officers of the Company and

PricewaterhouseCoopers LLP. We have also considered PricewaterhouseCoopers LLP’s letter of 29 February 2008 addressed to you and ourselves on this matter.

On the basis of the foregoing, we consider that the Profit Estimate, for which you, as directors of the Company and directors and proposed directors of Thomson Reuters PLC are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28.3 of the City Code on Takeovers and Mergers (the “City Code”) and for no other purpose. To the fullest extent permitted by law, we exclude all liability to any other person other than to you, in your capacity as directors of the Company, or as directors or proposed directors of Thomson Reuters PLC, for certain information contained in the scheme document, in respect of this letter or the work undertaken in connection with this letter.

       Yours faithfully,

UBS Limited		The Blackstone Group International Limited

Robin Budenberg	James Hartop	Jonathan Koplovitz
Managing Director	Managing Director	Senior Managing Director

2.	Thomson profit forecast

2.1	Profit forecast of Thomson

Thomson made the following public statement on 26 April 2007 within its first quarter release:

“Thomson expects its performance to further strengthen in 2008. The company expects to sustain its long-term revenue growth rates; operating margin is expected to increase to above 20 per cent.”

The long-term growth rates were defined in an earlier part of a statement concerning a revenue forecast for the financial year ended 31 December 2007 as 7 to 9 per cent.

The above statement constitutes a profit forecast under the Prospectus Rules and for the purposes of the City Code. The statements have been reported on by PwC Canada, Perella Weinberg and Bear Stearns and copies of their letters are set out in this Part XVI.

A forecast has been made of revenue and operating margin rather than of profit before tax because, in the view of the Thomson Directors, guidance on revenue and operating margin is consistent with guidance that Thomson has historically published, is information to which shareholders and analysts attach significance, and is information which is used by management to assess the performance of the business.

2.2	Basis of preparation

The profit forecast uses accounting policies consistent with those used to prepare Thomson’s financial statements for the nine months ended 30 September 2007 and has been prepared in accordance with accounting principles generally accepted in Canada. The profit forecast has been calculated excluding the impact of currency translation.

The profit forecast has also been calculated excluding the costs and ongoing impact of the Transaction.

2.3	Assumptions

The profit forecast has been prepared on the basis of the assumptions below.

The assumptions that are outside of the influence of Thomson’s management and directors include that:

•	there will be no further change to existing prevailing worldwide macroeconomic conditions during the year ending 31 December 2008; and

•	there will be no material adverse events which will have a significant impact on Thomson’s financial results.

The assumptions that Thomson’s management and directors can influence include that:

•	a portion of Thomson’s anticipated 2008 revenue growth will come from tactical acquisitions made during the year ending 31 December 2008; and

•	Thomson’s operational management is incentivised to meet, plan and forecast financial metrics and will continue to focus on these metrics.

2.4	Letter from PwC Canada in relation to the profit forecast

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom

The Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, Connecticut 06902
United States

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
United States

Perella Weinberg Partners UK LLP
20 Grafton Street
London W1S 4DZ
United Kingdom

29 February 2008

Ladies and Gentlemen,

We report on the profit forecast of revenue growth and operating profit margin comprising the statement by The Thomson Corporation (“Thomson”) for the year ending 31 December, 2008 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based are set out in Section 2 of Part XVI of the Thomson Reuters PLC prospectus dated 29 February 2008 (the “Prospectus”).

This report is required by item 13.2 of Annex I to the PD Regulation and Rule 28.3(b) of the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the “City Code”) and is given for the purpose of complying with that regulation and rule and for no other purpose.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Responsibilities

It is the responsibility of the directors of Thomson and the directors and proposed directors of Thomson Reuters PLC (together, the “Directors”) to prepare the Profit Forecast in accordance with the requirements of items 13.1 and 13.3 of Annex I to the PD Regulation and the City Code.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the PD Regulation and Rule 28.3(b) of the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility under item 5.5.3R(2)(f) of the Prospectus Rules or Rule 28.3(b) of the City Code to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation and Rule 28.4 of the City Code, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in Section 2.2 of Part XVI of the document and is based on the Company’s forecast for the year ending 31 December 2008. The Profit Forecast is required to be presented on a basis consistent with the accounting policies used by Thomson and its consolidated subsidiaries (the “Group”).

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the material assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or auditing standards and practices of the Public Company Accounting Oversight Board (United States) or with auditing standards and practices generally accepted in Canada and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully,

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

2.5	Letters from Perella Weinberg and Bear Stearns in relation to the profit forecast

29 February, 2008

The Board of Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, CT 06902
USA

The Directors and Proposed Directors
Thomson Reuters PLC
The Quadrangle
180 Wardour Street
London W1A 4YG
UK

Ladies and Gentlemen,

We refer to the statements regarding the forecasts of revenue growth and operating profit margin for the full year ending 31 December, 2008 (the “Profit Forecast”) of The Thomson Corporation (“Thomson”), as set out in the prospectus relating to Thomson’s acquisition of Reuters Group PLC (“Reuters”) dated today.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been made, with Thomson’s management and PricewaterhouseCoopers LLP, Thomson’s reporting accountants, and have considered the letter of today’s date addressed to you and to us from them regarding the accounting policies adopted and basis of compilation for the Profit Forecast. We also understand that the Profit Forecast has been approved by Thomson’s Board of Directors. We have relied on the accuracy and completeness of all the financial and other information provided by Thomson, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors are solely responsible, has been made with due care and consideration by the directors.

This report is provided to you solely in connection with Rules 28.3(b) and 28.4 of the City Code on Takeovers and Mergers and for no other purpose.

Yours faithfully,

Graham Davidson	John Fargis
Perella Weinberg Partners UK LLP	Bear, Stearns & Co. Inc.

PART XVII
SUMMARY OF THE TERMS OF THE LOAN NOTE OPTION

The Loan Notes will be created in accordance with a resolution of the board of Thomson Reuters PLC and will be constituted by the Loan Note Deed to be executed by Thomson Reuters PLC. The issue of the Loan Notes will be conditional on the Scheme becoming effective in accordance with its terms. Unless Thomson Reuters PLC decides otherwise, no Loan Notes will be issued by Thomson Reuters PLC unless before the Election Return Time the aggregate nominal value of all Loan Notes to be issued as a result of valid elections by Scheme Shareholders for the Loan Note Option exceeds £20 million or such later time (if any) to which the right to make an election is extended. If such aggregate nominal value is less than £20 million, any such election shall, unless Thomson Reuters PLC decides otherwise, be void and the relevant Scheme Shareholders will receive the cash to which they would otherwise have been entitled if they had not made an election under the Loan Note Option. Thomson Reuters PLC may provide a consent on behalf of holders of Loan Notes or any of them to the Thomson Reuters PLC Reduction of Capital, and such consent may be on such terms as Thomson Reuters PLC may, in its absolute discretion, determine or the Court may require and the Loan Note Deed is subject to such capital reduction. The maximum aggregate nominal value of Loan Notes available under the Loan Note Option is £250 million. To the extent that Scheme Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Option which in aggregate nominal value exceeds such maximum amount, the entitlement of each Scheme Shareholder who so validly elects will be scaled down pro rata to the number of Scheme Shares in respect of which he has elected for the Loan Note Option and each such election shall be valid only in respect of the number of Scheme Shares so scaled down. The Loan Notes shall be issued and credited as fully paid and in amounts and integral multiples of £1 nominal value on the basis of £1.00 in nominal value of Loan Notes for every £1.00 of cash to which the Scheme Shareholder is otherwise entitled. No fraction of a Loan Note shall be issued to any Scheme Shareholder and the cash entitlement relating thereto shall be disregarded and not paid to such holder. The Loan Note Deed will contain provisions, inter alia, to the following effect:

1.	Form and status

The Loan Notes will be issued by Thomson Reuters PLC in amounts and integral multiples of £1 in nominal amount and will constitute unsecured obligations of Thomson Reuters PLC. The Loan Note Deed will not contain any restrictions on borrowings, disposals or charging of assets by Thomson Reuters PLC.

2.	Interest

Until the Loan Notes are redeemed or repaid in full by Thomson Reuters PLC, interest on the Loan Notes will be payable by Thomson Reuters PLC (subject to any requirement to deduct or withhold tax therefrom) twice yearly in arrears on 30 June and 31 December in each year or, if such day is not a Business Day, on the next following Business Day (an “Interest Payment Date”) in respect of the six month Interest Period (as defined below) then ending to persons on the register of Noteholders 14 days before such date of payment.

The first payment of interest on the Loan Notes will be made on 31 December 2008 (the “First Payment Date”) in respect of the period from and including the date of issue of the relevant Loan Notes up to but excluding the First Payment Date. Except where Loan Notes have previously been repaid, redeemed or purchased, the final interest payment will be made on 30 June 2013. In respect of each Loan Note, the period from and including the date on which the relevant Loan Notes are issued up to but excluding the First Payment Date or, for any subsequent interest period, the period from and including the last preceding Interest Payment Date up to but excluding the next following Interest Payment Date is herein called an “Interest Period”.

The rate of interest on the Loan Notes for each Interest Period will be the rate per annum which is equivalent to the lower of 5.75 per cent. per annum or 1 per cent. per annum below LIBOR. “LIBOR” means the London inter-bank offered rate (rounded down, if necessary, to four decimal places) which is quoted as of 11.00 a.m. on the first Business Day of that Interest Period on the Reuters screen displaying British Bankers’ Association interest settlement rates (or such other page or service as may replace it for the purpose of displaying London inter-bank sterling offered rates of leading reference banks) as being the interest rate offered in the London inter-bank market for six month sterling deposits of £1 million but, if the agreed page is replaced or the service ceases to be available, the rate of interest for each Interest Period shall be equivalent to the lower of 5.75 per cent. per annum or 1 per cent. below the relevant arithmetic mean (rounded as mentioned above) to be determined instead on the basis of the respective rates (as quoted to Thomson Reuters PLC at its request) at which each of HSBC Bank plc and Barclays Bank PLC is offering six month sterling deposits of £1 million to prime banks in the London inter-bank market at or about 11.00 a.m. on the first Business Day of the relevant Interest Period.

If a rate of interest cannot be established in accordance with the provisions above, the rate per annum shall be equivalent to the lower of 5.75 per cent. per annum and 1 per cent. per annum below the rate calculated by Thomson Reuters PLC on the basis of quotations made for six month sterling deposits of £1 million in such inter-bank markets as Thomson Reuters PLC may select on the Business Day immediately preceeding the first day of the relevant Interest Period. All holders of Loan Notes (the “Noteholders”) shall be informed by Thomson Reuters PLC of the applicable interest rate as soon as reasonably practicable after such rate has been determined.

Interest shall accrue from day to day and each instalment of interest shall be calculated on the basis of a 365 day year (or in the case of an Interest Payment Date falling in a leap year, on the basis of a 366 day year) and the number of days elapsed in the relevant Interest Period.

3.	Repayment and redemption

A Noteholder may require Thomson Reuters PLC to repay the whole (whatever the amount) or any part (being an amount or integral multiple of one hundred pounds sterling (£100)) of the principal amount of his holding of Loan Notes at par, together with any accrued interest (subject to any requirement to deduct or withhold tax therefrom) up to but excluding the date of repayment, on 30 June 2009, and thereafter on any Interest Payment Date up to and including 30 June 2013 by giving not less than 30 and not more than 60 days’ prior notice in writing to Thomson Reuters PLC’s registrars, Equiniti Limited (or the registrars of Thomson Reuters PLC at that time) accompanied by the certificate(s) for all the Loan Notes to be repaid and a duly completed notice of repayment.

Thomson Reuters PLC shall be entitled, upon giving to the Noteholders not less than 30 days’ notice in writing, expiring on any Interest Payment Date falling on or after 30 June 2009, to redeem all (but not some only) of the Loan Notes then in issue at par together with accrued interest (subject to any requirement to deduct or withhold tax therefrom) up to but excluding the date of redemption if, at any time, the principal amount of all Loan Notes outstanding equals or is less than either 10 per cent. of the total nominal amount of the Loan Notes issued in connection with the Scheme or £20 million.

Any Loan Notes not previously redeemed or purchased will be repaid in full at par on 30 June 2013, (the “Final Redemption Date”) together with any accrued interest (subject to any requirement to deduct or withhold tax therefrom) up to but excluding that date.

If any date on which any repayment or redemption is due falls on a day which is not a Business Day, such repayment or redemption shall take place on the next following Business Day.

4.	Repayment on default

Each Noteholder will be entitled by written notice to Thomson Reuters PLC to require all or part (being £1 nominal or any integral multiple thereof) of the Loan Notes registered in his name (so far as not previously repaid) to be repaid immediately at par, together with accrued interest (subject to any requirement to deduct or withhold tax therefrom) if:

•	any principal or interest payable on any of the Loan Notes held by that Noteholder is not paid in full within 30 days after the due date for payment; or

•	an effective resolution being passed or an order being made for the winding-up or dissolution of Thomson Reuters PLC (other than (a) a voluntary winding up for the purposes of amalgamation or reconstruction or liquidation under which a successor or successors undertake(s) the obligations of Thomson Reuters PLC under the Loan Notes; or (b) a members’ voluntary winding up on terms previously approved by an extraordinary resolution of Noteholders); or

•	a security holder taking possession of, or a trustee, receiver, administrator or similar officer being appointed to, or an administration order being made in respect of, Thomson Reuters PLC or the whole or substantially the whole of the property or undertaking of Thomson Reuters PLC and such person not being paid out or discharged within thirty (30) days.

Thomson Reuters PLC must as soon as practicable notify the Noteholders in writing of the occurrence of any of the events specified in section 4 above.

5.	Purchase and cancellation

Thomson Reuters PLC (or any subsidiary undertaking of Thomson Reuters PLC) may at any time purchase any Loan Notes by agreement with the relevant Noteholder at any price by tender, private treaty or otherwise.

Any Loan Notes repaid, redeemed or purchased by Thomson Reuters PLC (or any subsidiary undertaking of Thomson Reuters PLC) will be cancelled and will not be available for re-issue.

6.	Unsecured obligation

The Loan Notes will be an unsecured obligation of Thomson Reuters PLC ranking pari passu with the other unsecured and unsubordinated obligations of the Thomson Reuters PLC.

7.	Registration

The Loan Notes will be evidenced by certificates and will be registered in amounts or integral multiples of £1.

8.	Modification

The Noteholders will have power by extraordinary resolution of the Noteholders passed in accordance with the provisions of the Loan Note Deed or by resolution in writing signed by holders of not less than 75 per cent. of the outstanding Loan Notes, inter alia, to sanction any abrogation, modification or compromise or arrangement in respect of their rights against Thomson Reuters PLC and to assent to any amendment of the provisions of the Loan Note Deed or of the Loan Note, in each case to the extent proposed by Thomson Reuters PLC.

Thomson Reuters PLC may, with the consent of its financial adviser, amend the provisions of the Loan Note Deed or of the Loan Note, without such sanction or consent, if such amendment is, in the written opinion of such financial adviser, of a formal, minor or technical nature or to correct a manifest error.

Thomson Reuters PLC will notify the holders of the Loan Notes of any amendments necessary to the Loan Note Deed required to reflect, conform, or give effect to an adoption by the UK of the single European currency (for example, by electing to make payment in such single European currency and by redenominating Loan Notes which are constituted in sterling into the single European currency). Such amendments will take effect on the later of any date specified in such notice, 10 Business Days following the date of such notice, or the date that the UK becomes a participating member state in respect of the single European currency.

9.	Transfer, death and bankruptcy

The Loan Notes may be transferred in amounts in multiples of £100 in nominal amount (or the entire holding, whatever the amount) subject to the prior written approval of Thomson Reuters PLC and registration of the transfer.

If a Noteholder dies, his personal representatives (where he was a sole holder or the only survivor of joint holders) or his survivors (where he was a joint holder) shall be the only persons recognised by Thomson Reuters PLC as having any title or interest to his Loan Notes. Any person becoming entitled to Loan Notes as a consequence of the death or bankruptcy of a Noteholder or by operation of law may, upon production of such evidence as is reasonably required by the directors of Thomson Reuters PLC, elect to be registered as the holder of such Loan Notes or, subject to any restriction on transfer of the Loan Notes to have some person nominated by him so registered.

The board of directors of Thomson Reuters PLC may refuse to register a transfer unless certain requirements are complied with in respect of the provision of documentation and evidence of the right to transfer, in which case it shall send notice of such refusal to the transferee within two months of receipt of the transfer.

10.	Listing and trading

No application has been made or is intended to be made to any stock exchange for the Loan Notes to be listed or otherwise traded.

11.	Surrender of Loan Notes on repayment and prescription

Each Noteholder any of whose Notes are due to be redeemed or purchased must, not later than the due date for redemption or purchase, deliver the relevant Loan Note certificate(s) to Thomson Reuters PLC, or as Thomson Reuters PLC may direct, in order that such certificate(s) may be cancelled.

If only part of the principal amount of any Loan Note so delivered is repaid, Thomson Reuters PLC may endorse such Loan Note with a memorandum of the date and amount paid or may cancel the relevant Loan Note certificate(s) and without charge issue to the Noteholder a new Loan Note certificate for the balance of the principal amount due to him.

If any Noteholder fails or refuses to deliver up any Loan Note certificates (or an indemnity in respect of lost Loan Note certificates) relating to Loan Notes which are to be redeemed or purchased in whole or in part at the time and place fixed for purchase or repayment, Thomson Reuters PLC will not be obliged to purchase or repay the principal amount thereon unless and until the certificates or indemnity are so delivered. If any Noteholder fails or refuses to accept or give a receipt for payment of the monies due on purchase or repayment, those monies shall be set aside by Thomson Reuters PLC and paid into a separate interest-bearing account with a bank which is deemed to discharge Thomson Reuters PLC obligations in respect of such Loan Notes.

Amounts due in respect of interest on any Loan Notes which remain unclaimed by the relevant Noteholder for a period of five years and amounts due in respect of principal which remain unclaimed for a period of 10 years by the relevant Noteholder, in each case, from the date on which the relevant payment is paid into the account, will revert to Thomson Reuters PLC, the relevant Noteholder will cease to be entitled thereto and the Register will be updated accordingly. Interest on the account will accrue to the benefit of Thomson Reuters PLC.

12.	Payment

Payment of principal and interest will be made by cheque to the Noteholder’s registered address or by any other method if the directors of Thomson Reuters PLC consider it appropriate.

13.	Substitution of principal debtor

The Loan Note Deed will contain provisions entitling Thomson Reuters PLC (subject to certain conditions) to substitute in place of Thomson Reuters PLC one or more subsidiary undertakings of Thomson Reuters PLC, Thomson Reuters Corporation or a subsidiary undertaking of Thomson Reuters Corporation (the “Substituted Company”) as the principal debtor or debtors each in respect of some or all of the Loan Notes under the Loan Note Deed and the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes issued on the same terms. When any substitution is effected as referred to above, relevant provisions of the Loan Notes that apply to Thomson Reuters PLC (including those listed in Section 4 above) will apply to the Substituted Company.

Thomson Reuters PLC shall only be entitled to exercise this right provided it has received, in the case of substitution, a counsel’s opinion that there is no significant risk that such substitution would constitute a disposal for the purposes of UK taxation of chargeable gains or HMRC confirmation to this effect or, in the case of exchange, a counsel’s opinion that such exchange will fall within Section 135 of the Taxation of Chargeable Gains Act 1992 and prior clearance has been received from HMRC under Section 138 of that Act.

Prior to such substitution or exchange, Thomson Reuters PLC will (subject to certain conditions set out in the Loan Note Deed) guarantee that if the Substituted Company does not pay any sum payable by it under the Loan Notes within 30 Business Days of the time and date specified for such payment, Thomson Reuters PLC shall, as guarantor, on written demand by the relevant Noteholder pay the relevant sum due.

Within 14 days of such substitution, Thomson Reuters PLC must notify the relevant Noteholders of its occurrence.

14.	Governing law

The Loan Notes and the Loan Note Deed will be governed by, and construed in accordance with, English law.

15.	Overseas Shareholders

The Loan Notes have not been, and will not be, registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States or New Zealand, and no regulatory clearances in respect of the registration of Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States or New Zealand or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law or which Thomson Reuters PLC regards as unduly onerous.

16.	Other provisions relating to the Loan Note Option

If any Form of Election is received or TTE Instruction is made which settles after the time and date upon which the Loan Note Option closes or is received before such time and date but is not valid or complete in all respect as at such time and date, such election shall, for all purposes, be void and the person purporting to make such elections shall not, for any purpose, be entitled to receive any Loan Notes under the Loan Note Option.

Without prejudice to any other provisions of this Part XVII, Thomson Reuters PLC reserves the right (subject to the terms of the Transaction and Scheme and the provisions of the City Code) to treat as valid in whole or in part any election for the Loan Note Option which is not entirely in order.

The Form of Election, the TTE Instruction, all elections thereunder, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Reuters Shareholder and Thomson Reuters PLC or Equiniti Limited shall be governed by and interpreted in accordance with English law.

Execution of a Form of Election or TTE Instruction or by or on behalf of a Reuters Shareholder will constitute his or her agreement that the courts of England are (subject the paragraph immediately below) to have non-exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of the legal relationships established by the Form of Election or TTE Instruction or otherwise arising in connection with the Transaction, the Scheme, the Form of Election or TTE Instruction and for such purposes that he/she irrevocably submits to the jurisdiction of the English courts.

Execution of the Form of Election or TTE Instruction by or on behalf of a Reuters Shareholder will constitute his or her agreement that the agreement in the paragraph immediately above is included for the benefit of Thomson Reuters PLC, Equiniti Limited and/or its or their respective agents and accordingly, notwithstanding the agreement in the paragraph immediately above, each of Thomson Reuters PLC, Equiniti Limited and/or its or their respective agents shall retain the right to, and may in its absolute discretion, bring, proceedings in the courts of any other country which may have jurisdiction and that he/she irrevocably submits to the jurisdiction of the courts of any such country.

All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this document or in the Form of Election are given by way of security for the performance of the obligations of the Reuters Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with Section 4 of the Powers of Attorney Act 1971) except as required by law or as determined by the Panel in accordance with the City Code.

No acknowledgement of receipt of any Form of Election, TTE Instruction, communication or notice will be given by or on behalf of Reuters.

All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Reuters Shareholders (or their designated agents) in respect of the Loan Note Option will be delivered by or sent to or from them (or their designated agents) at their own risk. No such document in connection with the Loan Note Option shall be sent to an address in the United States or New Zealand or to any jurisdiction where to do so would constitute a violation of the relevant laws in that jurisdiction or which Thomson Reuters PLC regards as unduly onerous.

Thomson Reuters PLC may, in its sole discretion, at any time prior to the Election Return Time, cancel any election made for the Loan Note Option at the request of any Reuters Shareholder who has validly elected for the Loan Note Option. Consequently, if any elections for the Loan Note Option are so cancelled, Equiniti Limited will (in relation to any Reuters Shares held in uncertificated form (i.e. through CREST) in respect of which such elections have been made), immediately after the date on which Thomson Reuters PLC notifies the relevant Reuters Shareholder(s) that their elections for the Loan Note Option have been cancelled (or within such longer period as the Panel may approve, not exceeding 14 days from the date on which such notification is made) give transfer from escrow instructions to Euroclear UK & Ireland to transfer all such Reuters Shares which are held in escrow balances and in relation to which it is escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Reuters Shares concerned. All documents sent to holders of Reuters Shares or their appointed agents in these circumstances will be sent at their own risk.

If the Scheme does not become effective in accordance with its terms after elections for the Loan Note Option have been made, Equiniti Limited will (in relation to the Reuters Shares held in uncertificated form in respect of which elections have been made) immediately after the date on which the Scheme lapses (or within such longer period as the Panel may approve, not exceeding 14 days after the lapsing of the Scheme), give TTE Instructions to Euroclear UK & Ireland to transfer all such Reuters Shares which are held in escrow balances and in relation to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of the Reuters Shares concerned.

Neither Thomson Reuters PLC nor any of its respective advisers nor any person acting on its or their behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of elections under the Loan Note Option on any of the bases set out in this Section 16 of Part XVII or otherwise in connection therewith.

17.	Loan Note Valuation

Perella Weinberg has advised that, based on the market conditions as at close of business on 22 February 2008 (the latest practicable date prior to the publication of this document), the value of the Loan Notes (had they been in issue on that day) would have been approximately 99 pence per £1 in nominal value of the Loan Notes.

PART XVIII
ADDITIONAL INFORMATION
PR Annex I, 1.2
PR Annex III, 1.2

1.	Responsibility

Thomson Reuters PLC and the Thomson Reuters Proposed Directors, whose names appear in Section 3.1 of Part X of this document, accept responsibility for the information contained in this document. To the best of the knowledge of Thomson Reuters PLC and the Thomson Reuters Proposed Directors (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

The Reuters Directors, whose names appear in Section 3.1 below, accept responsibility for the information contained in this document relating to Reuters, the Reuters Directors and their immediate families and the related trusts of and persons connected with the Reuters Directors. To the best of their knowledge (having taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and contains no omission likely to affect the import of such information. The Reuters Directors who are not also Thomson Reuters Proposed Directors do not take responsibility for any information relating to Thomson Reuters or any part of Thomson Reuters on an ongoing basis (which includes, without limitation, information on prospects, strategy and intentions).

The Thomson Directors, whose names appear in Section 3.2 below, accept responsibility for the information contained in this document relating to Thomson, the Thomson Directors and their immediate families and the related trusts of and persons connected with the Thomson Directors. To the best of their knowledge (having taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and contains no omission likely to affect the import of such information. The Thomson Directors who are not also Thomson Reuters Proposed Directors do not take responsibility for any information relating to Thomson Reuters or any part of Thomson Reuters on an ongoing basis (which includes, without limitation, information on prospects, strategy and intentions).

2.	Explanation of the form of the responsibility statement

Among the content requirements that this document fulfils are those relating to a prospectus (as set out in the Prospectus Rules) and those relating to an offer document (as set out in the City Code). The responsibility statement contained above in Section 1 of this Part XVIII is in three parts in order to satisfy the requirements of both the Prospectus Rules (with respect to the first paragraph) and the City Code (with respect to the second and third paragraphs).
PR Annex I, 1.1

3.	Directors
PR Annex III, 1.1

Information relating to Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers is contained in Sections 3.1 and 3.2 of Part X of this document.

3.1	Reuters Directors

The Reuters Directors and their respective positions are:

Name	Position

Niall FitzGerald KBE	Chairman
Tom Glocer	Chief Executive Officer
David Grigson	Chief Financial Officer
Devin Wenig	Chief Operating Officer
Lawton Fitt	Non-executive Director
Penelope Hughes	Non-executive Director
Sir Deryck Maughan	Non-executive Director
Nandan Nilekani	Non-executive Director
Kenneth Olisa	Non-executive Director
Richard Olver	Non-executive Director
Ian Strachan	Non-executive Director

The business address, for the purpose of Reuters related business, of each of the Reuters Directors is The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP.

The company secretary of Reuters is Rosemary Martin.

3.2	Thomson Directors

The Thomson Directors and their respective positions are:

Name	Position

David Thomson	Non-executive Director and Chairman
W. Geoffrey Beattie	Non-executive Director and Deputy Chairman
Richard J. Harrington	President and Chief Executive Officer
Robert D. Daleo	Executive Vice-President and Chief Financial Officer
Peter J. Thomson	Non-executive Director
Richard M. Thomson	Non-executive Director
John A. Tory	Non-executive Director
Mary Cirillo	Non-executive Director
Roger L. Martin	Non-executive Director
Vance K. Opperman	Non-executive Director
Steven A. Denning	Non-executive Director
Michael J. Sabia	Non-executive Director
Ron D. Barbaro	Non-executive Director
V. Maureen Kempston Darkes	Non-executive Director
John M. Thompson	Non-executive Director

The business address, for the purpose of Thomson related business, of each of the Thomson Directors is Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The secretary to the Thomson Board is David Binet.
PR Annex I,
22

4.	Summaries of material contracts (other than Transaction Documents)

Details of (i) each material contract (not being a contract entered into in the ordinary course of business) which has been entered into by any member of the Reuters Group, any member of the Thomson Group or any member of the Thomson Reuters Group during the period beginning 4 May 2005; and (ii) each contract (not being a contract entered into in the ordinary course) that has been entered into by any member of the Reuters Group, any member of the Thomson Group or any member of the Thomson Reuters Group which contains any provision under which such member has an obligation or entitlement which is material to the Reuters Group, the Thomson Group or the Thomson Reuters Group (as applicable) as of the date of this document are set out below in this Section 4 (which gives details of all such material contracts other than the Transaction Documents) and in Section 5 (which gives details of the Transaction Documents).

4.1	Reuters

There have been no material contracts entered into by Reuters otherwise than in the ordinary course of business since 4 May 2005.

4.2	Thomson

Sale of Thomson Learning Businesses

Thomson entered into two purchase and sale agreements dated 11 May 2007 with funds advised by Apax Partners and OMERS Capital Partners under which such funds agreed to acquire the higher education, careers and library reference businesses of Thomson Learning and a consortium of funds advised by OMERS Capital Partners and Apax Partners agreed to acquire Nelson Canada, for a combined total value of US$7.75 billion in cash. The agreements contained customary representations, warranties and covenants and closing was subject to regulatory approvals and other customary closing conditions. The transaction was completed on 5 July 2007.
PR Annex I, 10.4

Acquisition Facility
PR Annex I, 10.4

Thomson entered into a £4.8 billion credit facility (the “Acquisition Facility”), dated 24 May 2007 and amended 27 June 2007, among Thomson, as Canadian borrower and non-Canadian borrower, certain of its subsidiaries as non-Canadian borrowers, the lenders party thereto, Barclays Bank PLC, as non-Canadian administrative agent, The Toronto-Dominion Bank, as Canadian administrative agent, and the other parties thereto. Thomson entered into the Acquisition Facility as a result of requirements of the City Code, which requires Thomson and its financial advisers for the Transaction to confirm its ability to finance the proposed acquisition of Reuters as part of the Transaction. Thomson may only draw down amounts under the Acquisition Facility to finance the

Reuters acquisition, to refinance any existing debt of Reuters after completion of the Transaction, and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. As of 22 February 2008, Thomson had not utilised this facility. In July 2007, Thomson reduced the aggregate lending commitment under the Acquisition Facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning assets. In accordance with the terms of the Acquisition Facility, Thomson is required to hold certain of these sale proceeds in “permitted investments” as defined in the Acquisition Facility, until the completion of the Transaction. These “permitted investments” include, among other investments, money market funds that are rated at least “A” or better. The Acquisition Facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow Thomson to extend the final maturity until May 2009.

The payment of interest on, the repayment of or security for any liability (contingent or otherwise) will not depend to any significant extent on the business of Reuters.

Credit Agreement

Thomson entered into a credit agreement (the “Credit Agreement”) dated 14 August 2007, among Thomson, its subsidiary borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as general administrative agent, Royal Bank of Canada, as Canadian administrative agent, J.P. Morgan Europe Limited, as London Agent, and J.P. Morgan Australia Limited, as Australian administrative agent. The Credit Agreement consists of a US$2.5 billion five-year unsecured revolving credit facility. Under the Credit Agreement, Thomson may request an increase in the amount of the lenders’ commitments up to a maximum amount of US$3.0 billion. The Credit Agreement is available to provide liquidity in connection with Thomson’s commercial paper programme and for general corporate purposes of Thomson (and, after the completion of the Transaction, Thomson Reuters). The maturity date of the Credit Agreement is 14 August 2012. However, Thomson may request that the maturity date be extended, under certain circumstances as set forth in the Credit Agreement, for up to two additional one-year periods.

The Credit Agreement contains certain customary affirmative and negative covenants, each with customary exceptions. In particular, the Credit Agreement requires Thomson to maintain a leverage ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortisation and other modifications) for the last four fiscal quarters ended of not more than 4.5:1.

In connection with entering into the Credit Agreement, Thomson terminated its existing unsecured revolving bilateral loan agreements which had previously provided an aggregate commitment of US$1.6 billion.

4.3	Sponsor’s Agreement

A sponsor’s agreement dated 29 February 2008 between Thomson Reuters PLC, Thomson, Reuters and Citi under which Thomson Reuters PLC appointed Citi as its sponsor (and Citi agreed, subject to certain conditions, to act as a sponsor) for the purposes of Admission. Citi may terminate the sponsor’s agreement in certain customary circumstances prior to Admission. These circumstances include non-compliance with the obligations under the sponsor’s agreement or the occurrence of certain material adverse changes in the condition of the Thomson Reuters Group taken as a whole. Thomson Reuters PLC, Thomson and Reuters have given certain warranties and indemnities to Citi which are usual in an agreement of this nature.

5.	Summaries of Transaction Documents

This Section 5 describes the material provisions of the Transaction Documents, but does not purport to describe all of the provisions of the Transaction Documents.

5.1	Implementation Agreement

The Implementation Agreement sets out the terms and conditions upon which Reuters, Thomson, Woodbridge and Thomson Reuters PLC have agreed to implement the Transaction. The Implementation Agreement was entered into on 15 May 2007.

To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC (a newly formed special purpose subsidiary of Thomson established to be the indirect holding company of Reuters) through a scheme of arrangement in which each Reuters ordinary share will be exchanged for 352.5 pence in cash and 0.16 Thomson Reuters PLC Shares. Reuters Shareholders will as a result become Thomson Reuters PLC Shareholders.

Under the Implementation Agreement, Reuters, Thomson, Woodbridge and Thomson Reuters PLC have agreed among other things:

•	to co-operate and take or cause to be taken all such steps as are within their power and as may be necessary or desirable to implement the Transaction as soon as reasonably practicable; and

•	without prior consent of the parties, not to take a step which they believe could significantly frustrate Thomson Reuters from obtaining the benefits of the Transaction.

Woodbridge has irrevocably committed to vote all of its Thomson Shares in favour of the Thomson Arrangement Resolution.
PR Annex III, 5.1.1

Conditions and Obligations

Completion of the Transaction is subject to certain conditions set forth in the Implementation Agreement being satisfied or waived by no later than 31 December 2008. If the conditions are not satisfied or (where capable of waiver) waived by the relevant party, the Implementation Agreement will automatically terminate, and the Transaction will not proceed. These conditions include the clearance of the Transaction by the European Commission under the EU Merger Regulation and by the US Department of Justice (the “Antitrust Conditions”), which clearances have been received.

The Transaction remains subject to certain other conditions that must be satisfied or waived before 31 December 2008, the most significant of which include:

•	the approval of all resolutions necessary for the completion of the Transaction by Reuters Shareholders;

•	the approval of all resolutions necessary for the completion of the Transaction by Thomson Shareholders;

•	the approval of the Scheme by the Court and the obtaining of the Interim Order and Final Order from the Ontario Court;

•	the admission of Thomson Reuters PLC Shares to listing on the Official List of the UKLA, and their admission to trading on the LSE’s main market for listed securities; and

•	that no material adverse change in the business, assets, position or profits of Reuters or Thomson has occurred, such condition being waivable by Reuters or Thomson in respect of a material adverse change of the other company.

Prior to the Effective Date, Thomson covenants, among other things:

•	not to issue such number of Thomson Shares which would result in Woodbridge holding less than 66 2/3 per cent. of the then outstanding Thomson Shares;

•	not to take or omit to take any action which, if the Equalization and Governance Agreement were in force, would require an adjustment to the Equalization Ratio (which until the Effective Date is deemed to be 0.16 Thomson Shares to one Reuters Share), a Matching Action or a Class Rights Action; and

•	not to participate in substantive meetings or discussions with any regulatory authority in respect of the Antitrust Conditions or the other conditions without the prior consent of Reuters.

Prior to the Effective Date, Reuters covenants, among other things:

•	at the request of Thomson, to agree to divest, hold separate or take any other action that limits its freedom of action with respect to, or its ability to retain, its businesses, services or assets, provided that any such action may be conditioned on the Transaction having been completed;

•	not to solicit an offer from any person wishing to undertake an offer in respect of a significant proportion of Reuters Shares, not to sell the whole of or a substantial part of its consolidated assets, and not to partake in any transaction inconsistent with the completion of the Transaction;

•	not to engage in any act or omission which would require the consent of Reuters Shareholders under applicable laws, other than as required to implement the Transaction, or pursuant to a pre-existing contractual obligation, without the prior consent of Thomson;

•	not to borrow any funds other than in the ordinary course of business or to meet its pre-existing obligations, or agree to any additional restrictions with its existing lenders on its ability to declare dividends and/or transfer assets to Thomson or any affiliate of Thomson, without the prior consent of Thomson;

•	not to take or omit to take any action which, if the Equalization and Governance Agreement were in force, would require an adjustment to the Equalization Ratio (which until the Effective Date is deemed to be 0.16 Thomson Shares to one Reuters Share), a Matching Action or a Class Rights Action; and

•	not to participate in substantive meetings or discussions with any regulatory authority in respect of the Antitrust Conditions or the other conditions without the prior consent of Thomson.

Other Key Provisions of the Implementation Agreement

Alternative Proposals and Break Fees

Reuters will not solicit an offer or approach from any person wishing to undertake an alternative proposal (an “Alternative Proposal”), being an offer or proposal in respect of a significant proportion of Reuters Shares (being in excess of 25 per cent., when aggregated with shares already held by the third party and anyone acting in concert with the third party) or the sale of the whole or a substantial part of its assets or any other transaction inconsistent with the completion of the Transaction.

A termination fee of £86.8 million is payable by Thomson to Reuters if the Thomson Arrangement Resolution is not approved by Thomson Shareholders prior to 31 December 2008.

A termination fee of £86.8 million is payable by Reuters to Thomson if Thomson terminates the Implementation Agreement as a result of Reuters being in material breach of its obligations not to solicit an Alternative Proposal and within twelve months any Alternative Proposal is announced and subsequently that Alternative Proposal (or any previously announced Alternative Proposal) becomes unconditional or is otherwise completed.

A termination fee of £86.8 million is also payable by Reuters to Thomson if the Reuters Board fails to make a unanimous and unqualified recommendation that Reuters Shareholders vote in favour of resolutions to approve the Transaction, or qualifies or adversely modifies that recommendation or if the Reuters Board agrees to or recommends an Alternative Proposal, and, in each case, any Alternative Proposal is announced before the completion of the Transaction and subsequently that Alternative Proposal (or any previously announced Alternative Proposal) becomes unconditional or is otherwise completed.

Conduct of the Business

Each of Reuters and Thomson has undertaken additional customary covenants that place restrictions on them until the completion of the Transaction. In general, Reuters and Thomson are required to conduct their respective businesses in the ordinary course in all material respects consistent with past practice, and not to alter the nature or scope of their business in any way which is material in the context of the completion of the Transaction.

Representations and Warranties

The Implementation Agreement contains a number of customary representations and warranties of Reuters, Thomson and Woodbridge relating to: (i) proper organisation, good standing and corporate authority; (ii) enforceability of and compliance with the terms of the Implementation Agreement; (iii) the absence of any conflicts, breaches or defaults (statutory, contractual or fiduciary) arising from the parties’ performance under the Implementation Agreement; (iv) the accuracy of information; and (v) lack of knowledge of information likely to lead to a breach of the Implementation Agreement. Woodbridge has further represented and warranted that it is the beneficial owner of approximately 70 per cent. of the outstanding Thomson Shares. Thomson Reuters PLC has provided representations and warranties related to proper organisation, good standing and corporate authority, and has warranted that it has not entered into any contract other than the Implementation Agreement and other documents related to the Transaction.

Declaration and Payment of Dividends

Reuters and Thomson have agreed that until completion of the Transaction, they will co-ordinate the declaration of dividends and that both Reuters Shareholders and Thomson Shareholders will receive a proportionate adjustment of dividends if the Transaction is completed before the end of a financial period. Please see Section 2 of Part X of this document for further information.

Reuters Share Schemes

Until completion of the Transaction, Reuters may grant options and awards under its existing share plans consistent with past practice. Reuters Shares allotted and issued prior to the Reorganisation Record Time will be subject to the Scheme. The Reuters Articles will be amended so that any Reuters Shares allotted and issued to any person or transferred by an Employee Benefit Trust after the Reorganisation Record Time will be automatically acquired indirectly by Thomson Reuters PLC on substantially the same terms as under the Scheme, except that they will not be entitled to elect for the Loan Note Option or to use the Dealing Facility. See Section 2.5 of Part VI of this document for further details.

Special Voting Shares and Founders Shares

On the Effective Date, Thomson Reuters PLC and Thomson Reuters Corporation will each issue a Reuters Founders Share to Reuters Founders Share Company, and, on or before the Effective Date, Woodbridge will execute and deliver the Reuters Trust Principles Support Agreement. Shortly after the Effective Date, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee will subscribe for the Special Voting Shares.

Corporate Governance

The Implementation Agreement provides that on the Effective Date, Thomson will change its name to “Thomson Reuters Corporation” and sets out the composition of the Thomson Reuters Board following completion of the Transaction.

Termination

The Implementation Agreement terminates automatically in the event that:

•	Reuters Shareholders do not approve the Scheme;

•	Thomson fails to obtain the Interim Order or the Final Order;

•	the Court fails to sanction the Scheme;

•	the Transaction is not completed by 31 December 2008; or

•	any of the Antitrust Conditions or other conditions is (or becomes) incapable of satisfaction and, where such condition is capable of waiver, is not waived.

Reuters may terminate the Implementation Agreement if Thomson Shareholders do not pass the Thomson Arrangement Resolution. Thomson may terminate the Implementation Agreement if Reuters is in material breach of its obligations not to solicit Alternative Proposals.

Governing Law

The Implementation Agreement is governed by English law.

5.2	Equalization and Governance Agreement

On or before the Effective Date, Thomson Reuters PLC and Thomson Reuters Corporation will enter into the Equalization and Governance Agreement.

DLC Structure Operation Principles

Thomson Reuters PLC and Thomson Reuters Corporation agree that the following principles are essential to the implementation, management and operation of the DLC structure:

•	Thomson Reuters PLC, Thomson Reuters Corporation and their respective subsidiaries will operate as a unified group;

•	the boards of directors of Thomson Reuters PLC and Thomson Reuters Corporation will comprise the same individuals, as will the companies’ executive management; and

•	the directors of Thomson Reuters PLC and Thomson Reuters Corporation will, in addition to their duties to the company concerned, have regard to, and take into account in the exercise of their powers, the best interests of the other company, and of both the holders of Thomson Reuters Corporation Shares and the holders of Thomson Reuters PLC Shares.

Each of Thomson Reuters PLC and Thomson Reuters Corporation will do (and will, to the extent it is legally permitted to do so, cause each of its subsidiaries to do) all acts and things necessary and within their respective powers to observe and implement such principles.

Equalization Principle

In order to effect the relative rights of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares, an Equalization Ratio will be established to govern the economic and voting rights of one Thomson Reuters PLC Share relative to one Thomson Reuters Corporation Share. On the Effective Date, the Equalization Ratio will be set at 1:1, such that a holder of one Thomson Reuters PLC Share will, as far as practicable and in accordance with the terms of the Equalization and Governance Agreement:

•	be entitled to receive from Thomson Reuters PLC distributions of capital or income equivalent to those of a holder of one Thomson Reuters Corporation Share; and

•	enjoy equivalent rights as to voting in relation to Joint Electorate Actions as those of a holder of one Thomson Reuters Corporation Share,

and otherwise the economic rights and voting rights in relation to Joint Electorate Actions of a holder of one Thomson Reuters PLC Share relative to those of a holder of one Thomson Reuters Corporation Share will be in proportion to the then prevailing Equalization Ratio.

The capital of Thomson Reuters will be deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Accordingly, transfers of assets within Thomson Reuters may be made without the approval of shareholders or creditors, regardless of the form of the transaction or the nature or value of the assets transferred (regardless of whether the transfer is a sale, lease or exchange of all or substantially all of the property of the transferor), and any such transfer is deemed to be in the ordinary course of business of each entity having an interest in the transfer. Any proposed transfer of all or substantially all of the property of Thomson Reuters to an entity outside of Thomson Reuters may be undertaken only if it has been approved as a Joint Electorate Action.
PR Annex III, 4.5

Economic and Voting Rights, Generally

If Thomson Reuters Corporation takes an action, other than a cash distribution, that provides a holder of a Thomson Reuters Corporation Share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which otherwise disadvantages a holder of a Thomson Reuters PLC Share relative to a holder of a Thomson Reuters Corporation Share, then, unless the Thomson Reuters Board determines that it is not appropriate or practicable, either:

•	Thomson Reuters PLC will undertake an action such that the economic and voting rights (in relation to Joint Electorate Actions) of a holder of a Thomson Reuters PLC Share determined by reference to a holder of a Thomson Reuters Corporation Share are maintained in proportion to the then prevailing Equalization Ratio (the “Matching Action”); or

•	an appropriate adjustment to the Equalization Ratio will be made in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC Share relative to a holder of one Thomson Reuters Corporation Share.

Thomson Reuters PLC may not make any distribution of income or capital or take any other action that would provide a holder of a Thomson Reuters PLC Share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which otherwise disadvantages a holder of a Thomson Reuters Corporation Share relative to a holder of a Thomson Reuters PLC Share other than as a Matching Action.

Cash Distributions

If Thomson Reuters Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash distribution, including a cash dividend, to holders of Thomson Reuters Corporation Shares, then Thomson Reuters PLC will declare or otherwise become obligated or propose to pay or pay a cash distribution to holders of Thomson Reuters PLC Shares such that the economic benefits of a holder of a Thomson Reuters PLC Share relative to the rights of a holder of a Thomson Reuters Corporation Share are maintained in proportion to the then prevailing Equalization Ratio (an “Equivalent Distribution”). Where the Equalization Ratio is 1:1, if Thomson Reuters Corporation declares a cash dividend in an amount per Thomson Reuters Corporation Share, Thomson Reuters PLC will declare a cash dividend in an equivalent amount per Thomson Reuters PLC Share. Thomson Reuters PLC will not declare or otherwise become obligated or propose to pay or pay any cash distribution in respect of Thomson Reuters PLC Shares, other than as described above.

The Thomson Reuters Corporation Board and the Thomson Reuters PLC Board will co-ordinate insofar as is practical to agree to the amount of any Equivalent Distributions, agree to the basis of exchange rates on which the amounts of any Equivalent Distributions will be calculated, ensure that the record dates for receipt of Equivalent Distributions are on the same date as the record dates for cash distributions to the holders of Thomson Reuters Corporation Shares and to co-ordinate generally regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.

Equalization Payment

If Thomson Reuters PLC is prohibited by applicable laws from declaring or otherwise becoming obligated to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of an Equivalent Distribution, Thomson Reuters PLC and Thomson Reuters Corporation will, as far as it is practicable to do so, enter into such transactions with each other as the Thomson Reuters Board agrees is necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC Shares.

Thomson Reuters Corporation will issue the Equalization Share to Thomson Reuters PLC on the Effective Date. If Thomson Reuters Corporation is required to make an equalization payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), Thomson Reuters Corporation will make such payment as a dividend on the Equalization Share, unless the Thomson Reuters Corporation Board determines, with a view to the best interests of Thomson Reuters Corporation, to make such payment by another means.

Voting Arrangements for Thomson Reuters

Meetings of Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders will be held as close together in time as is practicable. Matters put to either Thomson Reuters PLC Shareholders or Thomson Reuters Corporation Shareholders will be classified as Joint Electorate Actions, Class Rights Actions or Procedural Resolutions.

Joint Electorate Actions

Joint Electorate Actions are all actions put to shareholders of either Thomson Reuters PLC or Thomson Reuters Corporation, except for Class Rights Actions or Procedural Resolutions, and include:

•	the appointment, election, re-election or removal of any director of Thomson Reuters PLC or Thomson Reuters Corporation;

•	to the extent such receipt or adoption is required by applicable laws, the receipt or adoption of the financial statements or accounts of Thomson Reuters PLC or Thomson Reuters Corporation, or financial statements or accounts prepared on a combined basis, other than any financial statements or accounts in respect of the period(s) ended prior to the Effective Date;

•	a change of name of Thomson Reuters PLC or Thomson Reuters Corporation; and

•	the appointment or removal of the auditors of Thomson Reuters PLC or Thomson Reuters Corporation.

If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, then it will be treated as a Class Rights Action. All Joint Electorate Actions require the approval of the requisite majority of the votes cast by shareholders of both Thomson Reuters PLC and Thomson Reuters Corporation.

PR Annex III, 4.5

Class Rights Actions

Class Rights Actions are exceptional matters in respect of which the interests of Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders may be divergent, and are as follows:

•	the voluntary liquidation of either company;

•	any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement;

•	any amendment to, or termination of, the Equalization and Governance Agreement, the Special Voting Share Agreements or the Cross-Guarantees, other than (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters PLC Shareholders or Thomson Reuters Corporation Shareholders or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters Board;

•	any amendment to, removal or alteration of the effect of (which will include the ratification of any breach of) any of the Thomson Reuters PLC Entrenched Provisions or the Thomson Reuters Corporation Entrenched Provisions;

•	a change in the corporate status of Thomson Reuters Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of Thomson Reuters PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UKLA (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in circumstances not requiring approval as a Class Rights Action);

•	any other action or matter the Thomson Reuters Board determines (either in a particular case or generally) should be approved as a Class Rights Action; and

•	any action to be approved as a Class Rights Action pursuant to the Equalization and Governance Agreement.

A Class Rights Action requires the approval of the requisite majority of the votes cast by the shareholders of each company, voting separately as a class.

Procedural Resolutions

Resolutions of a procedural or technical nature put to any meeting of Thomson Reuters PLC Shareholders or Thomson Reuters Corporation Shareholders, whether annual, general or otherwise are neither Joint Electorate Actions nor Class Rights Actions and will be voted on separately by the relevant company’s shareholders. Procedural Resolutions include, without limitation, any resolution:

•	that certain people be allowed to attend or be excluded from attending a meeting;

•	that discussion be closed and a question put to a vote (provided no amendments have been raised);

•	that a question under discussion not be put to a vote;

•	to proceed with matters in an order other than that set out in the notice of the meeting;

•	to adjourn a debate (for example, to a subsequent meeting); and

•	to adjourn a meeting.
PR Annex III, 4.9

Takeover Offers

Equivalent Treatment Principle

Thomson Reuters PLC and Thomson Reuters Corporation agree that it is essential to the implementation and operation of Thomson Reuters that Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders be treated on an equivalent basis with respect to any takeover bid or similar transaction with respect to Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares.

Neither Thomson Reuters PLC nor Thomson Reuters Corporation will accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any takeover bid or similar transaction with respect to Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares unless such takeover bid or similar transaction is a Qualifying Takeover Bid.

If a person offers to acquire or acquires one or more Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares and, after giving effect to such acquisition, such person would beneficially own or beneficially owns or, as applicable, such person would be interested in or is interested in, Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares in an amount equal to or in excess of any of the Takeover Bid Thresholds (such offer or acquisition being a Triggering Event), Thomson Reuters PLC and Thomson Reuters Corporation must, subject to applicable laws, take all actions within their control as are, in the view of the Thomson Reuters Board, necessary or appropriate to procure that such person make a Qualifying Takeover Bid, including adopting a shareholder rights plan and/or requesting government agencies to prohibit or otherwise prevent such offer or acquisition, unless:

•	either prior to or simultaneously with the Triggering Event, such person makes a Qualifying Takeover Bid (and, in the event that such Qualifying Takeover Bid was made prior to the Triggering Event, such Qualifying Takeover Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

•	the Triggering Event was a Permitted Bid Acquisition.

Acquisitions of Thomson Reuters PLC Shares or Thomson Reuters Corporation Shares by either Thomson Reuters PLC or Thomson Reuters Corporation or any of their respective subsidiaries will not constitute Triggering Events.

Qualifying Takeover Bid

A “Qualifying Takeover Bid” is an offer or offers to acquire (by way of takeover bid or similar transaction) all of the outstanding Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares which are made in accordance with applicable laws and which (provided that compliance with the following is not inconsistent with applicable laws):

•	are made to all holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares;

•	are undertaken with respect to the Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares at or about the same time; and

•	are equivalent (although not necessarily the same) in all material respects to the holders of Thomson Reuters PLC Shares and Thomson Reuters Corporation Shares, including with respect to:

•	the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

•	the information provided to such holders;

•	the time available to such holders to consider such offers; and

•	the conditions to which the offers are subject.

A “Permitted Bid Acquisition” is an offer to acquire or an acquisition of outstanding Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares made pursuant to an exemption from the takeover bid provisions of applicable laws, where the value of the consideration paid for any such shares acquired is not in excess of the respective market values thereof at the date of acquisition.

“Takeover Bid Thresholds” means:

•	beneficial ownership of 20 per cent. or more of the outstanding Thomson Reuters Corporation Shares;

•	an interest in 30 per cent. or more of the outstanding Thomson Reuters PLC Shares (taking into account Thomson Reuters PLC Shares in which persons acting in concert are interested); or

•	an interest in such number of outstanding Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares (taking into account Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares in which persons acting in concert are interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30 per cent. or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share),

in each case calculated in accordance with applicable laws governing takeover bids.
PR Annex III, 4.5

Insolvency

Under the Equalization and Governance Agreement, the Thomson Reuters PLC Articles and the Thomson Reuters Corporation Articles, the provisions described below will apply on the insolvency of Thomson Reuters PLC or Thomson Reuters Corporation.

If the Thomson Reuters Board determines that Thomson Reuters PLC or Thomson Reuters Corporation is, or is likely to become, insolvent, the Thomson Reuters Board will immediately give a notice to the other of such fact. Upon receipt by Thomson Reuters Corporation of such notice from Thomson Reuters PLC (and provided that Thomson Reuters Corporation has not provided Thomson Reuters PLC with a similar notice), Thomson Reuters Corporation will seek to ensure that the economic returns made or otherwise available to a holder of Thomson Reuters PLC Shares relative to the economic returns available to a holder of Thomson Reuters Corporation Shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”) by taking one of several enumerated steps, as follows. Thomson Reuters Corporation will have the right either:

•	to offer irrevocably Thomson Reuters Corporation Shares to holders of Thomson Reuters PLC Shares pro rata to their holdings of Thomson Reuters PLC Shares in consideration for such Thomson Reuters PLC Shares; or

•	to make a payment to holders of Thomson Reuters PLC Shares,

in either case in such amount and in such proportion to ensure that Economic Equivalence is achieved.

If Thomson Reuters Corporation does not exercise this right, Thomson Reuters Corporation will make payments to the proven creditors of Thomson Reuters PLC and then to Thomson Reuters PLC, such that Economic Equivalence is achieved. If each of Thomson Reuters PLC and Thomson Reuters Corporation has provided the other with an insolvency notice, and if Thomson Reuters Corporation has surplus assets available for distribution to the holders of its shares after payment of all debts due and payable, and the ratio of the surplus attributable to each Thomson Reuters PLC ordinary share to the surplus attributable to each Thomson Reuters Corporation common share is less than the Equalization Ratio, then Thomson Reuters Corporation will make a payment to Thomson Reuters PLC, where possible, which results in that ratio equalling the Equalization Ratio.

Termination of the Equalization and Governance Agreement

The Equalization and Governance Agreement will automatically terminate if either Thomson Reuters PLC or Thomson Reuters Corporation becomes a wholly-owned subsidiary of the other or if both companies become wholly-owned subsidiaries of a third party.

The Equalization and Governance Agreement may also be terminated:

•	by mutual agreement of Thomson Reuters PLC and Thomson Reuters Corporation and upon approval as a Class Rights Action; or

•	after all insolvency obligations have been satisfied.

Thomson Reuters Corporation and Thomson Reuters PLC will not proceed with any combination of Thomson Reuters Corporation and its subsidiaries and Thomson Reuters PLC and its subsidiaries into a single non dual listed group as a consequence of which the DLC structure will be terminated unless the Thomson Reuters Board agrees on the terms upon which such termination should occur and considers those terms to be equitable to the interests of both holders of Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares, having regard to the principles described above under “DLC Structure Operation Principles”, “Equalization Principle” and “Economic and Voting Rights, Generally”.

Governing Law

The Equalization and Governance Agreement will be governed by the laws of the Province of Ontario.

PR Annex I, 18.2

5.3	Special Voting Share Agreements

Thomson Reuters PLC Special Voting Share Trust Deed

On or before the Effective Date, Thomson Reuters Corporation, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee will enter into the Thomson Reuters PLC Special Voting Share Trust Deed. The trust will be known as the “Thomson Reuters PLC Special Voting Share Trust” and will be irrevocable.

Immediately following the settlement of the Thomson Reuters PLC Special Voting Share Trust, the Thomson Reuters PLC Special Voting Share Trustee will enter into the Special Voting Share Agreement and, after the Effective Date but before the first general meeting of holders of Thomson Reuters PLC Shares, the Thomson Reuters PLC Special Voting Share Trustee will subscribe for the Thomson Reuters PLC Special Voting Share.

The Thomson Reuters PLC Special Voting Share Trust will consist of a single class of beneficial interests each of which will correspond to an issued and outstanding Thomson Reuters Corporation Share. Thomson Reuters Corporation Shareholders will be the beneficiaries of the Thomson Reuters PLC Special Voting Share Trust.

Duties of the Trustee

The Thomson Reuters PLC Special Voting Share Trustee will hold the Thomson Reuters PLC Special Voting Share and will have such powers as are necessary to perform its obligations under the Thomson Reuters PLC Special Voting Share Trust Deed and Special Voting Share Agreement; provided, however, that the Thomson Reuters PLC Special Voting Share Trustee will not engage in any activity, in relation to the Thomson Reuters PLC Special Voting Share Trust, other than as required or authorized by the Thomson Reuters PLC Special Voting Share Trust Deed or the Special Voting Share Agreement.

For so long as it holds the Thomson Reuters PLC Special Voting Share, the Thomson Reuters PLC Special Voting Share Trustee will perform its obligations under the Special Voting Share Agreement. Prior to termination of the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trustee’s only duty in respect of the Thomson Reuters PLC Special Voting Share is to retain such share in trust. For greater certainty, prior to the termination of the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trustee will have no power to deal with the Thomson Reuters PLC Special Voting Share.

Indemnification

The Thomson Reuters PLC Special Voting Share Trustee, its directors, officers or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever which such trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the trust property. The indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters PLC Special Voting Share Trustee or its directors, officers, employees or agents.

Amendments

The Thomson Reuters PLC Special Voting Share Trust Deed may be amended from time to time in writing by Thomson Reuters Corporation and the Thomson Reuters PLC Special Voting Share Trustee without the consent of holders of Thomson Reuters Corporation Shares:

•	if such amendment does not materially and adversely affect the rights of any holder of Thomson Reuters Corporation Shares under the Thomson Reuters PLC Special Voting Share Trust Deed;

•	to cure any ambiguity or to correct or supplement any provision in the Thomson Reuters PLC Special Voting Share Trust Deed which may be defective or inconsistent with any other provision in such deed or the Thomson Reuters PLC Articles;

•	to add to the covenants, restrictions or obligations for the benefit of holders of Thomson Reuters Corporation Shares;

•	to comply with the requirements of the law governing the Thomson Reuters PLC Special Voting Share Trust Deed;

•	to comply with any requirements imposed by the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”) or to qualify the Thomson Reuters PLC Special Voting Share Trust as a “grantor trust” under the U.S. Tax Code;

•	to amend or waive the terms of the trustee limitation of liability provision of the Thomson Reuters PLC Special Voting Share Trust Deed in any manner which will not adversely affect the holders of Thomson Reuters Corporation Shares in any material respect; or

•	to evidence and provide for the acceptance of appointment under the Thomson Reuters PLC Special Voting Share Trust Deed by a successor trustee.

The Thomson Reuters PLC Special Voting Share Trust Deed may otherwise be amended in writing by Thomson Reuters Corporation and the Thomson Reuters PLC Special Voting Share Trustee with the consent of holders of Thomson Reuters Corporation Shares holding a majority of the issued and outstanding Thomson Reuters Corporation Shares, which consent shall be deemed to have been given if such amendment is approved by the affirmative vote of not less than a majority of the votes cast at a meeting of holders of Thomson Reuters Corporation Shares present in person or represented by proxy and which are entitled to vote at such meeting.

No amendment to the Thomson Reuters PLC Special Voting Share Trust Deed will be made or effective if it would: (i) cause the Thomson Reuters PLC Special Voting Share Trust to be classified for U.S. federal, state or local tax purposes either as an agency or as an “investment trust” under the U.S. Tax Code and treasury regulation 301.7701-4(c) and, without limitation, as a grantor trust under the U.S. Tax Code pursuant to which holders of Thomson Reuters Corporation Shares would be considered to own the Thomson Reuters PLC Special Voting Share for U.S. federal, state and local tax purposes, and not as a trust or association taxable as a corporation or as a partnership; (ii) make the Thomson Reuters PLC Special Voting Share Trust revocable; or (iii) detract from or adversely affect the Thomson Reuters PLC Special Voting Share Trustee’s obligations or ability to perform its obligations under the Special Voting Share Agreement.

Termination

The Thomson Reuters PLC Special Voting Share Trust Deed will terminate upon the earlier of: (i) the day on which will expire the period of 20 years from the death of the last survivor of the descendants living at the date of the Thomson Reuters PLC Special Voting Share Trust Deed of Her Majesty Queen Elizabeth II; and (ii) the day on which the Equalization and Governance Agreement is terminated in accordance with its terms. Upon such termination, the Thomson Reuters PLC Special Voting Share Trustee will divide the trust property and distribute, or otherwise make available, the trust property to and among holders of Thomson Reuters Corporation Shares, pro rata, in accordance with their respective beneficial interests therein.

Governing Law

The Thomson Reuters PLC Special Voting Share Trust Deed will be governed by the laws of the Province of Ontario.

Thomson Reuters Corporation Special Voting Share Trust Deed

On or before the Effective Date, Thomson Reuters Corporation, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee will enter into the Thomson Reuters Corporation Special Voting Share Trust Deed. The Trust will be known as the “Thomson Reuters Corporation Special Voting Share Trust” and will be irrevocable.

Immediately following the settlement of the Thomson Reuters Corporation Special Voting Share Trust, the Thomson Reuters Corporation Special Voting Share Trustee will enter into the Special Voting Share Agreement and, after the Effective Date but before the first general meeting of holders of Thomson Reuters Corporation Shares, the Thomson Reuters Corporation Special Voting Share Trustee will subscribe for the Thomson Reuters Corporation Special Voting Share. Thomson Reuters PLC Shareholders will be the beneficiaries of the Thomson Reuters Corporation Special Voting Share Trust.

Duties of the Trustee

The Thomson Reuters Corporation Special Voting Share Trustee will hold the Thomson Reuters Corporation Special Voting Share and will have such powers as are necessary to perform its obligations under the Thomson Reuters Corporation Special Voting Share Trust Deed and the Special Voting Share Agreement.

For so long as it holds the Thomson Reuters Corporation Special Voting Share, the Thomson Reuters Corporation Special Voting Share Trustee will perform its obligations under the Special Voting Share Agreement. Prior to termination of the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trustee’s only duty in respect of the Thomson Reuters Corporation Special Voting Share is to retain such share in trust. For greater certainty, prior to the termination of the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trustee will have no power to deal with the Thomson Reuters Corporation Special Voting Share.

Indemnification

The Thomson Reuters Corporation Special Voting Share Trustee, its directors, officers or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever which such trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the trust property. The indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters Corporation Special Voting Share Trustee or its directors, officers, employees or agents.

Amendments

The Thomson Reuters Corporation Special Voting Share Trust Deed may be amended by a written instrument executed by the Thomson Reuters Corporation Special Voting Share Trustee, provided that Thomson Reuters Corporation consents to any such amendment, and will be amended as necessary from time to time to reflect any amendments to the Thomson Reuters Corporation Articles. No amendment may be made that would make the trust set out in the Thomson Reuters Corporation Special Voting Share Trust Deed revocable or that would detract from or adversely affect the Thomson Reuters Corporation Special Voting Share Trustee’s obligation or ability to perform its obligations under the Special Voting Share Agreement.

Termination

The Thomson Reuters Corporation Special Voting Share Trust Deed will terminate upon the earlier of: (i) the day on which will expire the period of 20 years from the death of the last survivor of the descendants living at the date of the Thomson Reuters Corporation Special Voting Share Trust Deed of Her Majesty Queen Elizabeth II; and (ii) the day on which the Equalization and Governance Agreement is terminated in accordance with its terms. Upon such termination, the Thomson Reuters Corporation Special Voting Share Trustee will divide the trust property in equal shares among holders of Thomson Reuters PLC Shares; provided however, that if the Thomson Reuters Corporation Special Voting Share Trustee, in its sole discretion, determines that an equal division among holders of Thomson Reuters PLC Shares is not economically feasible or would not provide any meaningful economic benefit to such holders, the Thomson Reuters Corporation Special Voting Share Trustee will pay or transfer the trust property to Thomson Reuters PLC.

Governing Law

The Thomson Reuters Corporation Special Voting Share Trust Deed will be governed by the laws of the Province of Ontario.

Special Voting Share Agreement

On or before the Effective Date, Thomson Reuters PLC, Thomson Reuters Corporation, the Thomson Reuters PLC Special Voting Share Trustee and the Thomson Reuters Corporation Special Voting Share Trustee will enter into the Special Voting Share Agreement.

Attendance and Voting Obligations

The Thomson Reuters PLC Special Voting Share Trustee and the Thomson Reuters Corporation Special Voting Share Trustee, respectively, will attend all meetings of Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders, including meetings of any class or series thereof. The Thomson Reuters PLC Special Voting Share Trustee and the Thomson Reuters Corporation Special Voting Share Trustee will exercise the voting rights attached to the Special Voting Shares under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles, as the case may be, on all resolutions to approve Joint Electorate Actions or Class Rights Actions. Neither the Thomson Reuters PLC Special Voting Share Trustee nor the Thomson Reuters Corporation Special Voting Share Trustee will exercise any discretion as to whether, or how, to exercise the voting rights attached to the Special Voting Shares.

In the event that the holder of the Thomson Reuters Corporation Special Voting Share or the holder of the Thomson Reuters PLC Special Voting Share is required by applicable laws to vote separately as a class on any resolution, the Thomson Reuters Corporation Special Voting Share Trustee or the Thomson Reuters PLC Special Voting Share Trustee, respectively, will vote in favor of that resolution if it has been approved by the holders of the Thomson Reuters Corporation Shares or the Thomson Reuters PLC Shares, as applicable, and will vote against that resolution if it has not been approved by the holders of the Thomson Reuters Corporation Shares or the Thomson Reuters PLC Shares, as applicable.

Indemnification

The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, their directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation and Thomson Reuters PLC, jointly and severally, from and against all claims whatsoever which either trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the Special Voting Share Agreement. The indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters Corporation Special Voting Share Trustee or the Thomson Reuters PLC Special Voting Share Trustee, as applicable, or its directors, officers, employees or agents.

Amendments to Special Voting Share Agreement

The Special Voting Share Agreement may be amended by written agreement of Thomson Reuters Corporation, Thomson Reuters PLC, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee. Any amendments which are formal or technical in nature and which are not materially prejudicial to the interests of shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between the parties. Any other amendment will require approval as a Class Rights Action.

Termination of Special Voting Share Agreement

The Special Voting Share Agreement will automatically terminate if the Equalization and Governance Agreement is terminated in accordance with its terms. Either Thomson Reuters Corporation or Thomson Reuters PLC will advise the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee of such termination no later than 30 days after such termination.

Governing Law

The Special Voting Share Agreement will be governed by the laws of the Province of Ontario.

5.4	Cross-Guarantees

Thomson Reuters PLC Guarantee

Unconditional Guarantee

On or before the Effective Date, Thomson Reuters PLC will execute the Thomson Reuters PLC Guarantee, pursuant to which it will unconditionally and irrevocably guarantee the following obligations of Thomson Reuters Corporation:

•	any contractual obligations owed to creditors of Thomson Reuters Corporation as of, or incurred after, the Effective Date;

•	any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters Corporation as of, or incurred after, the Effective Date; and

•	any other obligations of Thomson Reuters Corporation or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters PLC and Thomson Reuters Corporation,

other than, in each case, obligations incurred by Thomson Reuters Corporation or by any principal debtor:

•	to the extent covered by the terms of any policy of insurance (or indemnity in the nature of insurance) of which Thomson Reuters Corporation (or the principal debtor) has the benefit and which is in full force and effect;

•	explicitly guaranteed in writing by Thomson Reuters PLC (otherwise than under the Thomson Reuters PLC Guarantee) or for which Thomson Reuters PLC has agreed in writing to act as co-obligor or co-issuer;

•	under an arrangement which explicitly provides that the obligation is not to be guaranteed by Thomson Reuters PLC;

•	owed to Thomson Reuters PLC, a subsidiary of Thomson Reuters PLC or to any of the subsidiaries of Thomson Reuters Corporation, save where such obligation is owed expressly to any subsidiary in its capacity as trustee for a registered occupational pension scheme;

•	under or in connection with any guarantee by Thomson Reuters Corporation of any obligation of Thomson Reuters PLC or any subsidiary of Thomson Reuters PLC;

•	excluded from the scope of the Thomson Reuters PLC Guarantee (see below);

•	consisting of an obligation to pay a creditor an amount to compensate for any deduction or withholding for or on account of tax from any payment to that creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson Reuters PLC under the Thomson Reuters PLC Guarantee rather than by the relevant principal debtor under the guaranteed obligation;

•	under a guarantee to the extent that the guaranteed obligation is not a contractual obligation or is of a type excluded as referred to above; or

•	owed to holders of Thomson Reuters Corporation Shares, in their capacity or otherwise flowing from their status as holders of such shares.

Thomson Reuters PLC will guarantee the payment by Thomson Reuters Corporation of the obligations covered under the Thomson Reuters PLC Guarantee and will undertake to pay on written demand any amounts due and in respect of such obligations if for any reason Thomson Reuters Corporation does not make payment in respect of such obligations on their due date.

On or before the Effective Date, Thomson Reuters PLC will execute the Reuters Guarantee, pursuant to which it will guarantee the payment by Reuters of any of Reuters contractual obligations in existence at the Effective Date.

Thomson Reuters PLC may also agree in writing with Thomson Reuters Corporation at any time that any other obligation of any kind, including existing indebtedness of Thomson Reuters PLC or Thomson Reuters Corporation, be treated as an obligation under the Thomson Reuters PLC Guarantee.

Beneficiaries of the Thomson Reuters PLC Guarantee may make a demand upon Thomson Reuters PLC provided that any such beneficiary has first served a demand on Thomson Reuters Corporation and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.

In the event that Thomson Reuters PLC is required to and makes any payment to any creditor under the Thomson Reuters PLC Guarantee, Thomson Reuters Corporation unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson Reuters PLC in respect of such payments, including interest thereon.

Exclusion of Obligations

Thomson Reuters PLC may, with the agreement of Thomson Reuters Corporation, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters PLC Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. No agreement or exclusion will be effective with respect to an existing obligation (that is, an obligation incurred before, or arising out of any credit or similar facility in effect at the time the termination becomes effective).

Termination or Amendment

The Thomson Reuters PLC Guarantee will automatically terminate if:

•	the Equalization and Governance Agreement terminates or ceases to have effect;

•	the Thomson Reuters Corporation Guarantee terminates or ceases to have effect; or

•	a resolution is passed or an order is made for the liquidation of Thomson Reuters Corporation.

Any amendments to the Thomson Reuters PLC Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters PLC and Thomson Reuters Corporation. Otherwise any amendment to or termination of the Thomson Reuters PLC Guarantee requires approval by a Class Rights Action. No amendment to or termination of the Thomson Reuters PLC Guarantee will be effective in respect of obligations existing at the time of such amendment.

Governing Law

The Thomson Reuters PLC Guarantee will be governed by English law.

Thomson Reuters Corporation Guarantee

Unconditional Guarantee

On or before the Effective Date, Thomson Reuters Corporation will execute the Thomson Reuters Corporation Guarantee, pursuant to which it will unconditionally and irrevocably guarantee the following obligations of Thomson Reuters PLC:

•	any contractual obligations owed to creditors of Thomson Reuters PLC as of, or incurred after, the Effective Date;

•	any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters PLC as of, or incurred after, the Effective Date; and

•	any other obligations of Thomson Reuters PLC or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters Corporation and Thomson Reuters PLC,

other than, in each case, obligations incurred by Thomson Reuters PLC or by any principal debtor:

•	to the extent covered by the terms of any policy of insurance (or indemnity in the nature of insurance) of which Thomson Reuters PLC (or the principal debtor) has the benefit and which is in full force and effect;

•	explicitly guaranteed in writing by Thomson Reuters Corporation (otherwise than under the Thomson Reuters Corporation Guarantee) or for which Thomson Reuters Corporation has agreed in writing to act as co-obligor or co-issuer;

•	under an arrangement which explicitly provides that the obligation is not to be guaranteed by Thomson Reuters Corporation;

•	owed to Thomson Reuters Corporation, a subsidiary of Thomson Reuters Corporation or to any of the subsidiaries of Thomson Reuters PLC, save where such obligation is owed expressly to any subsidiary in its capacity as trustee for a registered occupational pension scheme;

•	under or in connection with any guarantee by Thomson Reuters PLC of any obligation of Thomson Reuters Corporation or any subsidiary of Thomson Reuters Corporation;

•	excluded from the scope of the Thomson Reuters Corporation Guarantee (see below);

•	consisting of an obligation to pay a creditor an amount to compensate for any deduction or withholding for or on account of tax from any payment to that creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson Reuters Corporation under the Thomson Reuters Corporation Guarantee rather than by the relevant principal debtor under the guaranteed obligation;

•	under a guarantee to the extent that the guaranteed obligation is not a contractual obligation or is of a type excluded as referred to above; or

•	owed to holders of Thomson Reuters PLC Shares, in their capacity or otherwise flowing from their status as holders of such shares.

Thomson Reuters Corporation will guarantee the payment by Thomson Reuters PLC of the obligations covered under the Thomson Reuters Corporation Guarantee and will undertake to pay on written demand any amounts due and in respect of such obligations if for any reason Thomson Reuters PLC does not make payment in respect of such obligations on their due date.

Thomson Reuters Corporation may also agree in writing with Thomson Reuters PLC at any time that any other obligation of any kind, including existing indebtedness of Thomson Reuters Corporation or Thomson Reuters PLC, be treated as an obligation under the Thomson Reuters Corporation Guarantee.

Beneficiaries of the Thomson Reuters Corporation Guarantee may make a demand upon Thomson Reuters Corporation provided that any such beneficiary has first served a demand on Thomson Reuters PLC and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.

In the event that Thomson Reuters Corporation is required to and makes any payment to any creditor under the Thomson Reuters Corporation Guarantee, Thomson Reuters PLC unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson Reuters Corporation in respect of such payments, including interest thereon.

Exclusion of Obligations

Thomson Reuters Corporation may, with the agreement of Thomson Reuters PLC, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters Corporation Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. No agreement or exclusion will be effective with respect to an existing obligation (that is, an obligation incurred before, or arising out of any credit or similar facility in effect at the time the termination becomes effective).

Termination or Amendment

The Thomson Reuters Corporation Guarantee will automatically terminate if:

•	the Equalization and Governance Agreement terminates or ceases to have effect;

•	the Thomson Reuters PLC Guarantee terminates or ceases to have effect; or

•	a resolution is passed or an order is made for the liquidation of Thomson Reuters PLC.

Any amendments to the Thomson Reuters Corporation Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters Corporation and Thomson

Reuters PLC. Otherwise any amendment to or termination of the Thomson Reuters Corporation Guarantee requires approval by a Class Rights Action. No amendment to or termination of the Thomson Reuters Corporation Guarantee will be effective in respect of obligations existing at the time of such amendment.

Governing Law

The Thomson Reuters Corporation Guarantee will be governed by English law.

5.5	Amended Deed of Mutual Covenant

On or before the Effective Date, Thomson Reuters PLC, Thomson Reuters Corporation, Reuters, Reuters Founders Share Company and the Press Associations will enter into the Amended Deed of Mutual Covenant. The Amended Deed of Mutual Covenant restates and terminates the Deed of Mutual Covenant so as to apply the Reuters Trust Principles to Thomson Reuters.

Reuters Trust Principles

Each of Thomson Reuters PLC, Thomson Reuters Corporation and Reuters Founders Share Company will covenant with the Press Associations to use its best endeavours to ensure that the Reuters Trust Principles are complied with.

Each of the Press Associations will covenant with the other Press Associations, Reuters Founders Share Company, Thomson Reuters PLC and Thomson Reuters Corporation to use its best endeavours to ensure that the Reuters Trust Principles are complied with.

It is acknowledged for the benefit of each of the parties to the Amended Deed of Mutual Covenant and any Approved Person that the implementation of the Transaction in accordance with its terms and the acquisition and maintenance by any Approved Person of shareholdings in Thomson Reuters PLC and/or Thomson Reuters Corporation comply with the Reuters Trust Principles, including such principles as defined in the Deed of Mutual Covenant.

Appointment of Trustees to Reuters Founders Share Company

The Amended Deed of Mutual Covenant governs the nomination and appointment of the Reuters Trustees. Under the Amended Deed of Mutual Covenant, a nominating committee is formed to select the Reuters Trustees. Each of the Press Associations will appoint one person to the nominating committee.

Under the Amended Deed of Mutual Covenant, each Reuters Trustee must execute a form of undertaking that the Reuters Trustee will exercise his/her voting rights and other powers to secure that the Reuters Trust Principles are generally observed by Thomson Reuters, that other persons that are duly nominated as Reuters Trustees are admitted as members of Reuters Founders Share Company and that the provisions of the articles of association of Reuters Founders Share Company relating to the nomination and admission of Reuters Trustees are not amended without the prior written consent of all of the parties to the Amended Deed of Mutual Covenant.

Each of the Press Associations ceases to have the ability to appoint a member of the nominating committee in the event of a change of control of that entity, a fundamental change in the business of that entity, or the bankruptcy or insolvency of that entity.

Additional Covenants

The Thomson Reuters Board will have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees insofar as by the proper exercise of their powers and in accordance with the other duties of directors those principles are capable of being observed by the Thomson Reuters Board.

To ensure that the Reuters Trust Principles are safeguarded, Thomson Reuters PLC and Thomson Reuters Corporation will provide Reuters Founders Share Company with copies of their share registers that are maintained in accordance with applicable laws and notices of other changes in the ownership of beneficial interests in their respective share capital.

Thomson Reuters PLC and Thomson Reuters Corporation will have an office of editor-in-chief of the news services of Thomson Reuters and will provide Reuters Founders Share Company with the opportunity to consult with the Thomson Reuters Board prior to appointing an individual to, or removing an individual from, such office.

Thomson Reuters PLC and Thomson Reuters Corporation will keep Reuters Founders Share Company informed of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.

Reuters Founders Share Company will keep Thomson Reuters PLC and Thomson Reuters Corporation informed regarding its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Reuters Trust Principles.

Reuters Founders Share Company will attend, either in person or by proxy, meetings of both Thomson Reuters PLC and Thomson Reuters Corporation at which a Reuters Founders Share carries a right to vote.

Other Matters

Thomson Reuters PLC and Thomson Reuters Corporation will provide Reuters Founders Share Company with the funds necessary for Reuters Founders Share Company, the Reuters Trustees and members of the nomination committee of Reuters Founders Share Company who are not Reuters Trustees to perform their required functions as well as amounts payable to the Reuters Trustees and the members of the nomination committee of Reuters Founders Share Company pursuant to the articles of association of Reuters Founders Share Company. In addition, Thomson Reuters Corporation and Thomson Reuters PLC will maintain insurance coverage for all Reuters Trustees under the directors’ and officers’ insurance policy of Thomson Reuters on substantially similar terms to those applicable to Thomson Reuters Directors.

Variation and Termination

The Amended Deed of Mutual Covenant may not be varied or terminated without the written consent of each of the Press Associations and Reuters Founders Share Company.

Governing Law

The Amended Deed of Mutual Covenant will be governed by English law.
PR Annex I,
18.3

5.6	Reuters Trust Principles Support Agreement

On or before the Effective Date, Reuters Founders Share Company and Woodbridge will enter into the Reuters Trust Principles Support Agreement.

Designation as Approved Person

Reuters Founders Share Company will designate Woodbridge as an “Approved Person” for the purposes of the Thomson Reuters PLC Articles and the Thomson Reuters Corporation Articles. This designation will be irrevocable for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Agreements of Woodbridge with respect to voting

Woodbridge will vote its voting shares of Thomson Reuters Corporation and Thomson Reuters PLC in a manner consistent with the Reuters Trust Principles. Woodbridge will give Reuters Founders Share Company as much advance notice as practicable in the circumstances of how it intends to vote at meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with a view to providing Reuters Founders Share Company with a reasonable opportunity to determine whether the manner in which Woodbridge intends to vote is inconsistent with the Reuters Trust Principles. Woodbridge will use its best efforts to give such notice to Reuters Founders Share Company before meeting materials are disseminated to shareholders but will, in any event, give such notice to Reuters Founders Share Company not less than ten days prior to the date of the applicable shareholders’ meeting. Reuters Founders Share Company will notify Woodbridge of its determination as soon as practicable.

All disagreements and disputes between Woodbridge and Reuters Founders Share Company as to the manner in which Woodbridge intends to vote at shareholder meetings will be brought to the attention of the president of Woodbridge and the chairman of Reuters Founders Share Company, who will try to resolve the disagreement or dispute, failing which the disagreement or dispute will be submitted to final and binding arbitration. Under the arbitration provisions, either Woodbridge or Reuters Founders Share Company may apply to a court of competent jurisdiction in Ontario for interim relief. Each party may appoint one arbitrator to a panel of three arbitrators, and the two arbitrators are to select a third, who will act as the chairman of the arbitration panel. Decisions of the panel are final and binding on Woodbridge and Reuters Founders Share Company.

Where a shareholders’ meeting of Thomson Reuters Corporation or Thomson Reuters PLC is to be held before the disagreement or dispute is resolved, Woodbridge must, subject to applicable laws, take all actions within its control as are necessary or appropriate to ensure that the subject of the disagreement or dispute is not proposed for consideration at such meeting, by voting in favour of the postponement or adjournment of the shareholders’ meeting, and by refraining from voting on the disputed matter.

Additional Agreements of Woodbridge

Woodbridge agrees with Reuters Founders Share Company that:

•	Woodbridge will use its best efforts as a shareholder of Thomson Reuters Corporation and Thomson Reuters PLC to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters.

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not transfer its voting shares of Thomson Reuters Corporation or Thomson Reuters PLC to any person that is not an Approved Person, where the transferee would become an Acquiring Person under the Thomson Reuters PLC Articles or the Thomson Reuters Corporation Articles.

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not purchase securities of any class of Thomson Reuters Corporation or Thomson Reuters PLC if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company’s securities are then listed.

•	Upon the request of Reuters Founders Share Company, Woodbridge will promptly requisition the Thomson Reuters Board to call a meeting of shareholders of Thomson Reuters PLC and/or Thomson Reuters Corporation for such purpose as Reuters Founders Share Company, in its sole and absolute discretion, thinks fit.

Termination

The Reuters Trust Principles Support Agreement will automatically terminate if at any time Woodbridge ceases to be controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

The Reuters Trust Principles Support Agreement may also be terminated upon the mutual written agreement of Woodbridge and Reuters Founders Share Company or upon Woodbridge providing written notice to Reuters Founders Share Company at any time when Woodbridge beneficially owns and/or has an interest in shares representing less than 10 per cent. of the aggregate voting and economic interests in Thomson Reuters.

6.	Thomson Reuters PLC Memorandum and Articles of Association

6.1	Memorandum of Association

PR Annex I,
21.2.1

Thomson Reuters PLC’s principal objects are:

•	to enter into, operate and carry into effect various agreements relating to the Transaction with Thomson Reuters Corporation; and

•	to carry on business as a general commercial company and to carry on any trade or business whatsoever.

The objects of Thomson Reuters PLC are set out in full in paragraph 4 of the Thomson Reuters PLC Memorandum, which is available for inspection at the address specified in Section 36 of this Part XVIII.

6.2	Articles of Association

The Thomson Reuters PLC Articles which were adopted on 22 February 2008 with effect from the Effective Date contain, inter alia, provisions to the following effect:

Share Capital

The authorised share capital of Thomson Reuters PLC as at the date of adoption of the Thomson Reuters PLC Articles will be £4,000,000,001 divided into:

•	399,950,000 ordinary shares of £10 each;

•	one Thomson Reuters PLC Special Voting Share of £500,000; and

•	one Thomson Reuters PLC Founders Share of £1.

Share rights — generally

Except as otherwise provided by the Thomson Reuters PLC Articles and without prejudice to the rights attached to any shares or class of shares from time to time issued, any share in Thomson Reuters PLC may be allotted or issued with or have attached thereto such preferred, deferred or other special rights, or be issued subject to or have attached such restrictions, whether as regards dividend, return of capital or otherwise, as Thomson Reuters PLC may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Thomson Reuters PLC board of directors may determine) and, subject to the provisions of applicable laws, Thomson Reuters PLC may issue any shares which are, or at the option of Thomson Reuters PLC or the holders are liable, to be redeemed. Provided always that, without the prior written consent of the holder of the Thomson Reuters PLC Founders Share, no share shall be capable of being issued having attached thereto any rights which are not identical in all respects with those attached to the Thomson Reuters PLC Shares.

The rights attaching to each of the classes of shares comprising the Thomson Reuters PLC share capital are summarised in more detail below.

Thomson Reuters PLC Shares

The rights, privileges, restrictions and conditions attaching to the Thomson Reuters PLC Shares are prescribed as follows:

Notice of meetings and voting rights

Except for meetings of holders of a particular class or series of shares other than the Thomson Reuters PLC Shares required by applicable laws to be held as a separate class or series meeting, the holders of the Thomson Reuters PLC Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of Thomson Reuters PLC and at any such meeting to vote, together with (except at meetings of holders of Thomson Reuters PLC Shares required by applicable laws to be held as a separate class meeting) the holder of the Thomson Reuters PLC Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Thomson Reuters PLC Share held.

Dividends

Subject to applicable laws, the holders of the Thomson Reuters PLC Shares shall be entitled to receive and Thomson Reuters PLC shall pay thereon, if, as and when declared by the Thomson Reuters PLC board of directors out of the assets of Thomson Reuters PLC properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Thomson Reuters PLC board of directors may from time to time determine rateably according to the number of such shares held by the holders respectively.

Liquidation, dissolution and winding up

Subject to any provision made under section 719 of the Act and any special rights which may be attached to any other class of shares, upon the liquidation, dissolution or winding up of Thomson Reuters PLC, whether voluntary or involuntary, or in the event of any other distribution of the assets of Thomson Reuters PLC among its shareholders for the purpose of winding up its affairs, the holders of the Thomson Reuters PLC Shares shall be entitled to share equally, according to the number of Thomson Reuters PLC Shares held by them, in all remaining property and assets of Thomson Reuters PLC.

Thomson Reuters PLC Special Voting Share

The rights, privileges, restrictions and conditions attaching to the Thomson Reuters PLC Special Voting Share are prescribed as follows:

Notice of meetings and voting rights

Except for meetings of the holders of a particular class or series of shares other than the Thomson Reuters PLC Special Voting Share required by applicable laws to be held as a separate class meeting, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled to receive notice of and to attend all meetings of the shareholders of Thomson Reuters PLC and at any such meeting to vote, together with (except at meetings of the holder of the Thomson Reuters PLC Special Voting Share required by applicable laws to be held as a separate class meeting) the holders of the Thomson Reuters PLC Shares, on all matters submitted to a vote. On each such matter, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled to exercise the following voting rights:

•	in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the rights:

•	to cast such number of votes in favour of such resolution as were cast in favour of the Equivalent Resolution by holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting;

•	to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting;

•	to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting; and

•	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting;

in each case divided by the Equalization Ratio in effect at the time such rights are exercised and rounded up to the nearest whole number, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Special Voting Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

•	in relation to a resolution of Thomson Reuters PLC to approve a Class Rights Action:

•	if the Equivalent Resolution was approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting, no right to cast any vote; and

•	if the Equivalent Resolution was not approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting, the right to cast such number of votes against such resolution as would be sufficient to defeat it;

•	in relation to any Procedural Resolution, no right to cast any vote; and

•	in relation to any resolution pertaining to any matter on which the holder of the Thomson Reuters PLC Special Voting Share is required by applicable laws to vote separately as a class, the right to cast one vote.

For the purposes of determining the number of votes the holder of the Thomson Reuters PLC Special Voting Share is entitled to cast on a Joint Electorate Action, in the event that the holder of the Thomson Reuters Corporation Founders Share has exercised its voting rights pursuant to Section 1.6.6(b) of the Thomson Reuters Corporation Articles in relation to an Equivalent Resolution, each vote cast in favour of or against that Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the Parallel Shareholder Meeting by a Thomson

Reuters Corporation Acquiring Person (as defined in the Thomson Reuters PLC Articles) shall be divided by one hundred.

At all times when the holder of the Thomson Reuters Corporation Founders Share is entitled to exercise voting rights pursuant to Section 1.6.7(d) of the Thomson Reuters Corporation Articles, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled, in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, to exercise the right to cast such number of votes in favour of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favour and against the Equivalent Resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Thomson Reuters Corporation Founders Share at the Parallel Shareholder Meeting. For avoidance of doubt, the rights of the holder of the Thomson Reuters PLC Special Voting Share pursuant to this paragraph are in addition to, and shall be deemed to be exercised by the holder of the Thomson Reuters PLC Special Voting Share upon the exercise of, its other rights pursuant to the Thomson Reuters PLC Articles.

The prescribed manner in which the above voting rights are to be exercised are set out in the Special Voting Share Agreement, as described in Section 5.3 above.

Dividends

Subject to applicable laws, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled to receive a fixed cumulative dividend at the annual rate of 6 per cent. on the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share. The Thomson Reuters PLC Special Voting Share dividend is payable yearly on 31 December in each year in respect of the year ending on that date, except that the first Thomson Reuters PLC Special Voting Share dividend is payable on the dividend payment date next following the date of allotment of the Thomson Reuters PLC Special Voting Share and is payable on a pro rata basis in respect of the period from the date of its allotment to that dividend payment date (both dates inclusive). If any Thomson Reuters PLC Special Voting Share dividend is not paid in full on the relevant dividend payment date then, to the extent unpaid, the amount of such dividend shall be increased at the annual rate of 6 per cent. calculated on a daily basis (and compounded annually) from the date on which the relevant dividend was to have been paid to the date of payment.

The Thomson Reuters PLC Special Voting Share shall not entitle the holder to any further rights of participation in the profits of Thomson Reuters PLC.

Liquidation, dissolution and winding up

Subject to any provision made under section 719 of the Act and any special rights which may be attached to any other class of shares, the holder of the Thomson Reuters PLC Special Voting Share shall have rights on a return of assets on a winding-up to be repaid in priority to any payment to the holders of the Thomson Reuters PLC Shares and the holder of the Thomson Reuters PLC Founders Share a sum equal to the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share together with all unpaid dividends on the Thomson Reuters PLC Special Voting Share, whether or not such dividends have been earned or declared, calculated down to the redemption date. Except as provided below in relation to redemption, the Thomson Reuters PLC Special Voting Share does not entitle the holder to any further rights of participation in the capital of Thomson Reuters PLC.

Redemption

Thomson Reuters PLC shall (subject to applicable laws and unless earlier redeemed) redeem the Thomson Reuters PLC Special Voting Share:

•	on presentation to the Thomson Reuters PLC board of directors of a notice or instrument of transfer purporting to require or demand registration or acknowledgement of the transfer of the Thomson Reuters PLC Special Voting Share by the Thomson Reuters PLC Special Voting Share Trustee out of the Thomson Reuters PLC Special Voting Share Trust to (or at the direction of) the Beneficiaries (as defined in the Thomson Reuters PLC Special Voting Share Trust Deed) of the Thomson Reuters PLC Special Voting Share Trust; or

•	on the Thomson Reuters PLC Special Voting Share Trust being terminated in respect of the Thomson Reuters PLC Special Voting Share or the Thomson Reuters PLC Special Voting Share becoming held by the Thomson Reuters PLC Special Voting Share Trustee on terms other than as set out in the Thomson Reuters PLC Special Voting Share Trust Deed (as it may be amended from time to time in accordance with its terms).

On the redemption date Thomson Reuters PLC shall redeem the Thomson Reuters PLC Special Voting Share and pay to the holder a sum equal to the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share together with all unpaid dividends on the Thomson Reuters PLC Special Voting Share, whether or not such dividends have been earned or declared, calculated down to the redemption date.

No transfer of Thomson Reuters PLC Special Voting Share

The Thomson Reuters PLC Special Voting Share may not be transferred without the prior approval of the Thomson Reuters PLC board of directors.

Amendment of rights and obligations

The rights and obligations attaching to the Thomson Reuters PLC Special Voting Share may be amended or modified only by a resolution of Thomson Reuters PLC approved as a Class Rights Action and with the prior written consent of the holder of the Thomson Reuters PLC Special Voting Share Trust.

The Thomson Reuters PLC Founders Share

The rights, privileges, restrictions and conditions attaching to the Thomson Reuters PLC Founders Share are prescribed as follows:

Thomson Reuters PLC Founders Share may defeat resolution to vary or abrogate its rights

Without prejudice to article 4.1 of the Thomson Reuters PLC Articles, on any poll on any resolution of Thomson Reuters PLC in a general meeting, being a resolution the passing of which by the requisite majority of votes would be, or be deemed to be, a variation or abrogation of the rights attached to the Thomson Reuters PLC Founders Share, the holder of the Thomson Reuters PLC Founders Share, if it opposes such resolution, shall have the right to cast such number of votes as shall be necessary to ensure the defeat of such resolution, and such right may be exercisable either by a representative appointed by the holder of the Thomson Reuters PLC Founders Share in accordance with section 323(1) of the Companies Act 2006, or by a proxy for the holder of the Thomson Reuters PLC Founders Share.

Deemed variations or abrogations of Thomson Reuters PLC Founders Share rights

For all of the purposes of the Thomson Reuters PLC Articles the passing by the requisite majority of any of the following kinds of resolution by Thomson Reuters PLC in a general meeting shall be deemed to be a variation or abrogation of the rights attached to the Thomson Reuters PLC Founders Share:

•	any special resolution the effect of which, if duly passed, would be to amend, remove or alter the effect of (which shall include the ratification of any breach of) any of the Reuters Founders Share Provisions (as defined in the Thomson Reuters PLC Articles);

•	any resolution to wind up Thomson Reuters PLC voluntarily or pursuant to paragraph (a) of section 122 of the Insolvency Act 1986;

•	any resolution for, or approving or sanctioning, any reconstruction of Thomson Reuters PLC (other than internal reorganisations involving Thomson Reuters PLC and its subsidiaries);

•	any resolution the effect of which, if duly passed, would be to attach or to authorise the attachment to any share (whether issued or unissued) of any voting rights which are not identical in all respects with those attached to the Thomson Reuters PLC Shares; and

•	any resolution to amend any such resolution as is described in any of the preceding sub-paragraphs of this paragraph.

Action without consent of the holder of the Thomson Reuters PLC Founders Share a deemed variation or abrogation

For all of the purposes of the Thomson Reuters PLC Articles, the doing of any act or thing which, in accordance with any provision of the Thomson Reuters PLC Articles, requires the prior written consent of the holder of the Thomson Reuters PLC Founders Share shall be deemed to be a variation or abrogation of the rights attached to the Thomson Reuters PLC Founders Share.

Rights in relation to an Acquiring Person

In the event that any person has become or becomes an Acquiring Person (as defined in the Thomson Reuters PLC Articles), the Thomson Reuters PLC board of directors shall as soon as practicable thereafter cause Thomson Reuters PLC to give notice in writing of such fact to such person and to the holder of the Thomson Reuters PLC Founders Share. From and after the time any person has become or becomes an Acquiring Person until such person ceases to be an Acquiring Person, the holder of the Thomson Reuters PLC Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Thomson Reuters PLC Founders Share required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters PLC Shares, on all matters submitted to a vote of the shareholders of Thomson Reuters PLC at any general meeting of Thomson Reuters PLC. On each such matter, the holder of the Thomson Reuters PLC Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:

•	in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the rights:

•	to cast such number of votes in favour of and against such resolution, to withhold such number of votes from such resolution and to abstain from voting such number of votes in respect of such resolution as were cast in favour of and against such resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Thomson Reuters PLC Special Voting Share;

•	to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

•	to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

•	to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested; and

•	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

•	in relation to a resolution of Thomson Reuters PLC to approve a Class Rights Action:

•	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-Laws and applicable laws) of the holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting, the rights:

•	to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

•	to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

•	to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested; and

•	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and

•	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the Parallel Shareholder Meeting, no right to cast any vote;

•	in relation to a Procedural Resolution, the rights:

•	to cast such number of votes in favour of such Procedural Resolution as were cast in favour of such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

•	to cast such number of votes against such Procedural Resolution as were cast against such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

•	to withhold such number of votes from such Procedural Resolution as were withheld from such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested; and

•	to abstain from voting such number of votes in respect of such Procedural Resolution as were recorded as abstentions in respect of such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Founders Share exercises its voting rights in relation to any such Procedural Resolution, it shall be required to exercise all, but not less than all, of such voting rights; and

•	in respect of any resolution pertaining to any matter on which the holder of the Thomson Reuters PLC Founders Share is required by applicable laws or otherwise entitled to vote separately as a class, the right to cast one vote.

The right of the holder of the Thomson Reuters PLC Founders Share to the above voting rights shall be suspended from and after the delivery to Thomson Reuters PLC of a Reuters Founders Share Control Notice (as defined in the Thomson Reuters PLC Articles) until the delivery to Thomson Reuters PLC of a Rescission Notice (as defined in the Thomson Reuters PLC Articles) in respect of the Reuters Founders Share Control Notice.

If the Thomson Reuters PLC board of directors resolves that it has reasonable cause to believe that a person is or may be an Acquiring Person and that they have made reasonable enquiries to establish whether such person is or is not an Acquiring Person but that such enquiries have not been answered or fail to establish whether such person is or is not an Acquiring Person, such person shall for all the purposes of the Thomson Reuters PLC Articles be deemed to be an Acquiring Person from the date of such resolution until any such time as the Thomson Reuters PLC board of directors resolves that it is satisfied that such person is not an Acquiring Person.

Rights in Relation to a Reuters Founders Share Control Event

If any Thomson Reuters PLC director becomes aware of any facts which might lead to the Thomson Reuters PLC board of directors and/or the holder of the Thomson Reuters PLC Founders Share taking the view that any person, other than an Approved Person or a member of the Thomson Reuters Group, and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, control of the exercise of 30 per cent. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC (disregarding the rights of the holder of the Thomson Reuters PLC Founders Share and the holder of the Thomson Reuters PLC Special Voting Share and disregarding any suspension of the voting rights of any shares pursuant to applicable laws or the Thomson Reuters PLC Articles), such director shall without delay inform the other directors of such facts and the directors shall forthwith give written notice of such facts to the holder of the Thomson Reuters PLC Founders Share.

If, in the opinion of the holder of the Thomson Reuters PLC Founders Share, there are reasonable grounds for believing that any person, other than an Approved Person or a member of the Thomson Reuters Group, and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, control of the exercise of 30 per cent. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC (disregarding the rights of the holder of the Thomson Reuters PLC Founders Share and the holder of the Thomson Reuters PLC Special Voting Share and disregarding any suspension of the voting rights of any shares pursuant to applicable laws or the Thomson Reuters PLC Articles) and the holder of the Thomson Reuters PLC Founders Share has concluded, in its sole and absolute discretion, that the exercise of the voting rights described above under “Rights in Relation to an Acquiring Person” are insufficient in the circumstances to enable the holder of the Thomson Reuters PLC Founders Share to uphold the Reuters Trust Principles, the holder of the Thomson Reuters PLC Founders Share shall be entitled to deliver a Reuters Founders Share Control Notice. If at any time after the delivery of a Reuters Founders Share Control Notice, the holder of the Thomson Reuters PLC Founders Share becomes of the opinion that no person, other than an Approved Person or a member of the Thomson Reuters Group, and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, control of the exercise of 30 per cent. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC (disregarding the rights of the holder of the Thomson Reuters PLC Founders Share and the holder of the Thomson Reuters PLC Special Voting Share and disregarding any suspension of the voting rights of any shares pursuant to applicable laws or the Thomson Reuters PLC Articles), then the holder of the Thomson Reuters PLC Founders Share shall as soon as practicable thereafter send a Rescission Notice to Thomson Reuters PLC but the delivery of the Rescission Notice shall be without prejudice to the entitlement of the holder of the Thomson Reuters PLC Founders Share subsequently to deliver to Thomson Reuters PLC another Reuters Founders Share Control Notice.

At all times after the delivery of a Reuters Founders Share Control Notice and prior to the delivery of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the holder of the Thomson Reuters PLC Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Thomson Reuters PLC Founders Share required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters PLC Shares, on all matters submitted to a vote of the shareholders of Thomson Reuters PLC at any general meeting of Thomson Reuters PLC. On each such matter, the holder of the Thomson Reuters PLC Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:

•	in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the rights:

•	if, at the time such votes are cast, there are no Approved Persons or Approved Persons are interested in such number of outstanding Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast not more than 35 per cent. of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

•	if, at the time such votes are cast, Approved Persons are interested in such number of outstanding Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast more than 35 per cent. but less than the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share), to cast the greater of:

•	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares in which Acquiring Persons are interested and (y) one vote; and

•	such number of votes as will cause the votes attached to all voting shares in which Approved Persons are interested, and which are cast in accordance with the Relevant Terms of Approval, when combined with the votes entitled to be cast by the holder of the Thomson Reuters PLC Founders Share, to constitute the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share); and

•	if, at the time such votes are cast, Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, such number of outstanding Thomson Reuters PLC Shares and/or Thomson Reuters Corporation Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast at least the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share), no right to cast any vote;

•	in relation to a resolution to approve a Class Rights Action:

•	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation Shares at the Parallel Shareholder Meeting, the rights:

•	if, at the time such votes are cast, there are no Approved Persons or Approved Persons are interested in such number of outstanding Thomson Reuters PLC Shares to which are attached, in the aggregate, the right to cast not more than 35 per cent. of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

•	if, at the time such votes are cast, Approved Persons are interested in such number of outstanding Thomson Reuters PLC Shares to which are attached, in the aggregate, the right to cast more than 35 per cent. but less than the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast the greater of:

•	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares in which Acquiring Persons are interested and (y) one vote; and

•	such number of votes as will cause the votes attached to all voting shares in which Approved Persons are interested, and which are cast in accordance with the Relevant Terms of Approval, when combined with the votes entitled to be cast by the holder of the Thomson Reuters PLC Founders Share, to constitute the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share); and

•	if, at the time such votes are cast, Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), no right to cast any vote;

•	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters By-Laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the Parallel Shareholder Meeting, no right to cast any vote;

•	in relation to a Procedural Resolution, the rights:

•	if, at the time such votes are cast, there are no Approved Persons or Approved Persons are interested in such number of outstanding Thomson Reuters PLC Shares to which are attached, in the aggregate, the right to cast not more than 35 per cent. of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such Procedural Resolution;

•	if, at the time such votes are cast, Approved Persons are interested in such number of outstanding Thomson Reuters PLC Shares to which are attached, in the aggregate, the right to cast more than 35 per cent. but less than the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast the greater of:

•	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares in which Acquiring Persons are interested and (y) one vote; and

•	such number of votes as will cause the votes attached to all voting shares in which Approved Persons are interested, and which are cast in accordance with the Relevant Terms of Approval, when combined with the votes entitled to be cast by the holder of the Thomson Reuters PLC Founders Share, to constitute the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share); and

•	if, at the time such votes are cast, Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, such number of outstanding Thomson Reuters PLC Shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), no right to cast any vote; and

•	at any meeting of the holder of the Thomson Reuters PLC Founders Share at which the holder of the Thomson Reuters PLC Founders Share is entitled to vote separately as a class, the right to cast one vote.

Requisition of Shareholders’ Meeting

The holder of the Thomson Reuters PLC Founders Share shall be entitled at any time to requisition the Thomson Reuters PLC board of directors to convene a general meeting of Thomson Reuters PLC Shareholders. If the Thomson Reuters PLC board of directors does not convene a general meeting within seven days after receiving the requisition, the holder of the Thomson Reuters PLC Founders Share may convene a general meeting of Thomson Reuters PLC Shareholders. However, if a Founders Share Control Notice has been delivered, the holder of the Thomson Reuters PLC Founders Share will have the right to call a meeting of Thomson Reuters PLC Shareholders without first requesting that the Thomson Reuters PLC board of directors do so.

Notice of meetings

The holder of the Thomson Reuters PLC Founders Share shall be entitled to receive notice of, attend and speak at every general meeting of Thomson Reuters PLC, and every separate general meeting of the holders of the shares of any class in Thomson Reuters PLC’s issued share capital, but the holder of the Thomson Reuters PLC Founders Share shall not, save as described above under “Rights in Relation to an Acquiring Person” and “Rights in Relation to a Reuters Founders Share Control Event”, be entitled to vote at any general meeting of Thomson Reuters PLC, and shall in no circumstances be entitled to vote at any such separate general meeting other than a separate general meeting of the holder of the Thomson Reuters PLC Founders Share.

Consultation Rights

For so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Founders Share, the Thomson Reuters PLC directors may from time to time, in their sole and absolute discretion, invite the Reuters Trustees to attend meetings of the Thomson Reuters PLC directors and to confer with the Thomson Reuters PLC directors. The holder of the Thomson Reuters PLC Founders Share shall be entitled to receive from or be sent by Thomson Reuters PLC periodical reports of the activities of Thomson Reuters and make such representations to the Thomson Reuters PLC directors, on matters of general interest affecting Thomson Reuters, as it may from time to time think fit and Reuters Founders Share Company, for so long as it is the holder of the Thomson Reuters PLC Founders Share, shall cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters PLC directors.

Dividends

The holder of the Thomson Reuters PLC Founders Share shall not have the right to receive any dividends declared by Thomson Reuters PLC.

Liquidation, dissolution and winding-up

Subject to any provision made under section 719 of the Act and any special rights which may be attached to any other class of shares, the holder of the Thomson Reuters PLC Founders Share shall have rights on a return of assets on a winding-up to be repaid rateably according to the number of shares held by it the amount paid up on such share.

No transfer of Thomson Reuters PLC Founders Share

The Thomson Reuters PLC Founders Share may not be transferred without the prior approval of the Thomson Reuters PLC board of directors.

No shareholders to vote if sums unpaid on shares

No shareholder shall, unless the Thomson Reuters PLC board of directors otherwise determines, be entitled in respect of shares held by him to vote at a general meeting or meeting of the holders of any class of shares of Thomson Reuters PLC either personally or by proxy or to exercise any other right conferred by shareholdership in relation to meetings of Thomson Reuters PLC or of the holders of any class of shares of Thomson Reuters PLC if any call or other sum presently payable by him to Thomson Reuters PLC in respect of such shares remains unpaid.

Dividends and other distributions

If and so far as the Thomson Reuters PLC board of directors determine that the profits of Thomson Reuters PLC justify such payments, the Thomson Reuters PLC board of directors may declare and pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates half-yearly or on the dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

The Thomson Reuters PLC board of directors may deduct from any dividend or other monies payable on or in respect of a share all sums of money (if any) presently due and payable by the holder thereof to Thomson Reuters PLC on account of calls or otherwise.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

The Thomson Reuters PLC board of directors may at its discretion make provision to enable such ADR Custodian (as defined in the Thomson Reuters PLC Articles) and/or shareholder of Thomson Reuters PLC as it shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling.

No dividend or other monies payable on or in respect of a share shall bear interest as against Thomson Reuters PLC.

Thomson Reuters PLC may with the prior written consent of the holder of the Thomson Reuters PLC Founders Share and upon the recommendation of the Thomson Reuters PLC board of directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Thomson Reuters PLC board of directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Thomson Reuters PLC board of directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Thomson Reuters PLC board of directors.

The Thomson Reuters PLC board of directors may, with the prior sanction of an ordinary resolution of Thomson Reuters PLC, offer the holders of Thomson Reuters PLC Shares the right to elect to receive in respect of all or part of their holding of Thomson Reuters PLC Shares , additional Thomson Reuters PLC Shares credited as fully paid instead of cash in respect of all or part of such dividend or dividends and (subject to the provisions of the Thomson Reuters PLC Articles) upon such terms and conditions and in such manner as may be specified in such ordinary resolution.

Any dividend unclaimed after a period of six years from the date when it was declared to be payable shall be forfeited and revert to Thomson Reuters PLC.
PR Annex I,
21.2.4

Variation of rights

Whenever the share capital of Thomson Reuters PLC is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the applicable laws, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either while Thomson Reuters PLC is a going concern or during or in contemplation of a winding-up but so that the rights attached to the Thomson Reuters PLC Founders Share shall not be capable of being varied or abrogated in any respect whatsoever without the prior written consent of the holder of the Thomson Reuters PLC Founders Share. To every such separate general meeting all the provisions of the Thomson Reuters PLC Articles relating to general meetings of Thomson Reuters PLC and to the proceedings thereat shall apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) (but that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall, subject as otherwise provided by the Thomson Reuters PLC Articles, on a poll have one vote for every share of the class held by him. These provisions shall also apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

Transfer of shares
PR Annex III,
4.8

Requirements as to form of transfers of Certificated Shares

All transfers of Certificated Shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Thomson Reuters PLC board of directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee.

Requirements as to transfers of Uncertificated Shares

A shareholder may transfer all or any of his Uncertificated Shares in the manner provided for in the rules and procedures of the Operator (as defined in the Thomson Reuters PLC Articles) of the Relevant System and in accordance with and subject to the Regulations.

Transferor to remain holder until transfer actually registered

The transferor of a share shall remain the holder of the share concerned until the name of the transferee is entered in the Register in respect thereof.

Thomson Reuters PLC board of directors may suspend registration of transfers

Subject to the applicable laws, the registration of transfers may be suspended at such times and for such periods as the Thomson Reuters PLC board of directors may from time to time determine and either generally or in respect of any class of shares, provided that Thomson Reuters PLC shall not close any Register relating to a Participating Security (as defined in the Thomson Reuters PLC Articles) without the consent of the Operator of the Relevant System. The Register shall not be closed for more than 30 days in any year.

Thomson Reuters PLC board of directors may refuse to register certain renunciations and transfers of Certificated Shares

The Thomson Reuters PLC board of directors may refuse to register an allotment or a transfer of Certificated Shares (whether fully paid or not) in favour of more than four persons jointly. If the Thomson Reuters PLC Board refuses to register a renounceable letter of allotment or a transfer of a Certificated Share, they shall within two months after the date on which the letter of allotment or transfer was lodged with Thomson Reuters PLC send to the allottee or transferee notice of the refusal.

Thomson Reuters PLC board of directors may refuse to register transfers of Certificated Shares of more than one class of share, unstamped transfers or transfers unaccompanied by proof of transferor’s title

The Thomson Reuters PLC board of directors may also decline to recognise any instrument of transfer in respect of Certificated Shares (which for the purposes of the Thomson Reuters PLC Articles shall include a renunciation of a renounceable letter of allotment) unless the instrument of transfer is in respect of only one class of share, is duly stamped (if required) and is lodged at the Transfer Office (as defined in the Thomson Reuters PLC Articles) accompanied by the relevant share certificate(s) (except in the case of a renunciation or a transfer of the type described in the following sentence) and such other evidence as the Thomson Reuters PLC board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

Registration of transfers of Uncertificated Shares

Thomson Reuters PLC shall register a transfer of title to any Uncertificated Share or any renounceable right of allotment of a share which is a Participating Security held in uncertificated form, but so that the Thomson Reuters PLC board of directors may refuse to register such a transfer in favour of more than four persons jointly or in any other circumstance permitted by the Regulations.

Thomson Reuters PLC board of directors to notify refusals to register transfers of Uncertificated Shares

If the Thomson Reuters PLC board of directors refuses to register the transfer of an Uncertificated Share or of any renounceable right of allotment of a share which is a Participating Security held in uncertificated form Thomson Reuters PLC shall, within two months after the date on which the transfer instruction relating to such transfer was received by Thomson Reuters PLC, send notice of the refusal to the transferee.

Alteration of share capital
PR Annex I,
21.2.8

Increase in capital; consent of the holder of the Thomson Reuters PLC Founders Share required for creation of shares with voting rights not identical to those of Thomson Reuters PLC Shares

Thomson Reuters PLC may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares created on any such increase of capital shall be subject to the provisions of the applicable laws and of the Thomson Reuters PLC Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise. No such new share shall, without the prior written consent of the holder of the Thomson Reuters PLC Founders Share, have attached thereto (either at the time of the creation thereof or at any subsequent time) any rights in respect of voting which are not identical in all respects with those attached to the Thomson Reuters PLC Shares.

Consolidation, cancellation and subdivision of shares (other than the Thomson Reuters PLC Founders Share)

Thomson Reuters PLC may by ordinary resolution:

•	consolidate and divide all or any of its capital (other than the Thomson Reuters PLC Founders Share) into shares of larger amounts than its existing shares;

•	cancel any shares (other than the Thomson Reuters PLC Founders Share) which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; and

•	sub-divide its shares, or any of them (other than the Thomson Reuters PLC Founders Share), into shares of smaller amounts than is fixed by the Thomson Reuters PLC Memorandum (subject nevertheless to the provisions of the applicable laws), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as Thomson Reuters PLC has power to attach to unissued or new shares.

Purchase of shares (other than the Thomson Reuters PLC Founders Share)

Subject to the provisions of the applicable laws, Thomson Reuters PLC may purchase, or enter into a contract under which it may become entitled or obliged to purchase, any of its own shares (including any redeemable shares) other than the Thomson Reuters PLC Founders Share. Every contract for the purchase by Thomson Reuters PLC of, or under which it may become entitled or obliged to purchase, its own shares shall, in addition to such authorisation as may be required by the applicable laws, be sanctioned by a special resolution passed at a separate general meeting of the holders of each class of shares in issue convertible into equity share capital of Thomson Reuters PLC.

Reduction of capital — exception regarding the Thomson Reuters PLC Founders Share

Thomson Reuters PLC may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law but the provisions of the Thomson Reuters PLC Articles in this respect shall not apply in any way whatsoever to the Thomson Reuters PLC Founders Share.

Authority to allot securities and disapplication of pre-emption rights

The Thomson Reuters PLC board of directors has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of Thomson Reuters PLC to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

The Thomson Reuters PLC board of directors has general power for each prescribed period to allot equity securities pursuant to the authority conferred by the paragraph above and to sell treasury shares wholly for cash:

•	in connection with a rights issue; and

•	otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the section 89 amount;

as if section 89(1) of the Act does not apply to any such allotment or sale.

By the authority and power conferred by the above, the Thomson Reuters PLC board of directors may during a prescribed period make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after the prescribed period and may allot securities in pursuance of that offer or agreement.

For the purposes of the above:

“equity securities” has the meaning given in section 94(2) of the Act;

“prescribed period” means any period for which the authority conferred is given by ordinary or special resolution stating the section 80 amount and/or the power conferred is given by special resolution stating the section 89 amount;

“rights issue” means an offer of equity securities open for acceptance for a period fixed by the Thomson Reuters PLC board of directors to holders (other than Thomson Reuters PLC) of equity securities on the Register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Thomson Reuters PLC board of directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

“section 80 amount” means, for any prescribed period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of Thomson Reuters PLC;

“section 89 amount” means, for any prescribed period, the amount stated in the relevant special resolution; and

the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of Thomson Reuters PLC, the nominal amount of shares which may be allotted pursuant to those rights.

Disclosure of interests in shares
PR Annex I,
21.2.7

If any shareholder, or any other person appearing to be interested in shares held by such shareholder, has been duly served with a notice under section 793 of the Companies Act 2006 and is in default for the prescribed period in supplying to Thomson Reuters PLC the information thereby required, then the Thomson Reuters PLC board of directors may in its absolute discretion at any time thereafter by notice to such shareholder direct that:

•	in respect of the shares in relation to which the default occurred the shareholder shall not be entitled to attend or vote (either in person or by proxy) at a general meeting or at a separate general meeting of the holders of a class of shares or on a poll;

•	where the default shares represent at least 0.25 per cent. of the class of shares concerned (excluding any shares of that class held as treasury shares), then the direction notice may additionally direct that any of the following shall be effected:

•	in respect of the default shares any dividend or other money which would otherwise be payable on such shares shall be retained by Thomson Reuters PLC without any liability to pay interest thereon when such money is finally paid to the shareholder and any shares issued in lieu of dividend be withheld by Thomson Reuters PLC;

•	no transfer of any default shares which are held in certificated form shall be registered unless the transfer is an approved transfer or:

•	the shareholder is not himself in default as regards supplying the information requested; and

•	the transfer is of part only of the shareholder’s holding and when presented for registration is accompanied by a certificate from the shareholder in a form satisfactory to the Thomson Reuters PLC board of directors to the effect that after due and careful enquiry the shareholder is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

•	if the Thomson Reuters PLC board of directors so determines, Thomson Reuters PLC shall be entitled to require the holder of any such default shares which are held in uncertificated form, by notice in writing to the holder concerned, to change his holding of uncertificated default shares to certificated form within such period as may be specified in the notice and require such holder to continue to hold such default shares in certificated form for so long as the default subsists. The Thomson Reuters PLC board of directors may also appoint any person to take such other steps, by instruction by means of a Relevant System or otherwise, in the name of the holder of such default shares, to effect conversion of such shares to certificated form and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated default shares.

Thomson Reuters PLC shall send to each other person appearing to be interested in the shares which are the subject of any direction notices a copy of the notice, but the failure or omission by Thomson Reuters PLC to do so shall not invalidate such notice.

Uncertificated Shares — general powers

Where any class of shares in the capital of Thomson Reuters PLC is a Participating Security and Thomson Reuters PLC is entitled under any provisions of the applicable laws or the rules of any Relevant System or under the Thomson Reuters PLC Articles to dispose of, forfeit, enforce a lien over or sell or procure the sale of any shares of such class which are held in uncertificated form, the Thomson Reuters PLC board of directors shall have the power (to the extent permitted by and subject to the provisions of the Regulations and the rules and procedures of the Relevant System) to take such steps as may be required, by instruction given by means of a Relevant System or otherwise, to effect such disposal, forfeiture, enforcement or sale. Any provision in the Thomson Reuters PLC Articles in relation to Uncertificated Shares which is inconsistent with any applicable statutory provision shall not apply. Thomson Reuters PLC may, by notice in writing to the holder of an Uncertificated Share, require the holder to change the form of that share to certificated form within such period as may be specified in the notice.

General meetings

An annual general meeting shall be called by 21 days’ notice in writing at the least, and all other general meetings shall be called by 14 days’ notice in writing at the least. In the Thomson Reuters PLC Articles references to written notice include the use of electronic form and electronic means and publication on a website in accordance with the Companies Act 2006 and the applicable laws. The period of notice shall in each case be exclusive of the day on which it is served or in the case of an electronic form, the day it is received or deemed to be served or received and of the day on which the meeting is to be held and shall be given in the manner provided in the Thomson Reuters PLC Articles to all shareholders other than such as are not under the provisions of the Thomson Reuters PLC Articles entitled to receive such notices from Thomson Reuters PLC provided that a general meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting by all the shareholders entitled to attend and vote thereat which for this purpose shall include the holder of the Thomson Reuters PLC Founders Share; and

•	in the case of any other general meeting by a majority in number of the shareholders having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right, and by the holder of the Thomson Reuters PLC Founders Share.

A Thomson Reuters PLC director is entitled to attend and speak at a general meeting and at a separate general meeting of the holders of a class of shares or debentures whether or not he is a shareholder.

A quorum for the transaction of business at a meeting of Thomson Reuters PLC Shareholders shall be either two qualifying persons entitled to vote (unless (i) each is a qualifying person only because he is authorised to act as the representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or (ii) each is a qualifying person only because he is appointed as proxy of a shareholder in relation to the meeting, and they are proxies of the same shareholder) or the holder of the Thomson Reuters PLC Founders Share provided that:

•	at any meeting the business of which includes the consideration of any resolution on which the holder of the Thomson Reuters PLC Special Voting Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Thomson Reuters PLC Special Voting Share is present in person or by proxy or is represented by a duly authorised representative; and

•	at any meeting the business of which includes the consideration of any resolution on which the holder of the Thomson Reuters PLC Founders Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Thomson Reuters PLC Founders Share is present in person or by proxy or is represented by a duly authorised representative.

For the purposes of the above, a “qualifying person” means (i) an individual who is a shareholder of Thomson Reuters PLC; (ii) a person authorised to act as the representative of a corporation in relation to the meeting; or (iii) a person appointed as proxy of a shareholder in relation to the meeting.
PR Annex 1,
21.2.2

Thomson Reuters PLC board of directors

Constitution of the Thomson Reuters PLC board of directors

The Thomson Reuters PLC board of directors shall consist of no less than five and no more than twenty members. Within these minimum and maximum limits, the number of Thomson Reuters PLC directors shall be set forth by resolution of the Thomson Reuters PLC board of directors.

Each Thomson Reuters PLC director shall also consent to serve, and be properly elected or appointed, as a director of Thomson Reuters Corporation in order to qualify to serve as a Thomson Reuters PLC director. A director of Thomson Reuters PLC shall cease to hold office when he ceases to be a director of Thomson Reuters Corporation.

Management generally

The Thomson Reuters PLC board of directors shall manage or supervise the management of the business and affairs of Thomson Reuters PLC.

Except to the extent prohibited or restricted by applicable laws, but without prejudice to any indemnity to which a Thomson Reuters PLC director, former Thomson Reuters PLC director, officer or other person may otherwise be entitled, the Thomson Reuters PLC board of directors may grant indemnities to Thomson Reuters PLC directors, former Thomson Reuters PLC directors, officers and other persons (including directors, former directors, officers and employees of Thomson Reuters Corporation and its subsidiaries) and make loans to such persons to fund their defence of claims and proceedings initiated or threatened against them.

Thomson Reuters PLC may purchase and maintain insurance for the benefit of any individual referred to in the paragraph above to the extent permitted by applicable laws.

Management in Relation to the Equalization and Governance Agreement

Subject to applicable laws, directors of Thomson Reuters PLC are authorised and directed to carry into effect the provisions of the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees and any further or other agreements or arrangements contemplated by the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees. Subject to applicable laws, Thomson Reuters PLC directors may, in addition to their duties to Thomson Reuters PLC, have regard to, and take into account in the exercise of their powers, the interests of Thomson Reuters Corporation and of both the holders of Thomson Reuters PLC Shares and the holders of Thomson Reuters Corporation Shares, and nothing done by any director in good faith pursuant to such authority and obligations shall constitute a breach of the fiduciary duties of such director to Thomson Reuters PLC or to its shareholders (including any duty to avoid conflicts of interest). In particular, and without limitation to the generality of the foregoing (i) the directors are authorised to provide Thomson Reuters Corporation and any officer, employee or agent of Thomson Reuters Corporation with any information relating to Thomson Reuters PLC; and (ii) subject to the terms of the Equalization and Governance Agreement, the directors are authorised to do all or any of the matters referred to in subparagraphs A(ii) and (iii) of clause 4 of the Thomson Reuters Memorandum.

No share qualification — Thomson Reuters PLC directors may attend and speak at general meetings

A Thomson Reuters PLC director shall not be required to hold any shares of Thomson Reuters PLC by way of qualification. A Thomson Reuters PLC director who is not a shareholder of Thomson Reuters PLC shall nevertheless be entitled to attend and speak at general meetings.

Vacation of office as Thomson Reuters PLC director

The office of a Thomson Reuters PLC director shall be vacated in any of the following events, namely:

•	if he shall become prohibited by law from acting as a Thomson Reuters PLC director;

•	if he shall resign by writing under his hand left at the Office (as defined in the Thomson Reuters PLC Articles) or if he shall in writing offer to resign and the Thomson Reuters PLC board of directors shall resolve to accept such offer;

•	if he shall have a receiving order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; and/or

•	if in England and Wales or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs.

Appointment of Thomson Reuters PLC directors

Thomson Reuters PLC at the meeting at which a Thomson Reuters PLC director retires under any provision of the Thomson Reuters PLC Articles may by ordinary resolution fill the office being vacated by electing thereto the retiring Thomson Reuters PLC director or some other person eligible for appointment. In default the retiring Thomson Reuters PLC director shall be deemed to have been re-elected except in any of the following cases:

•	where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Thomson Reuters PLC director is put to the meeting and lost;

•	where such Thomson Reuters PLC director has given notice in writing to Thomson Reuters PLC that he is unwilling to be re-elected; or

•	where the default is due to the moving of a resolution in contravention of the next following paragraph,

the retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Thomson Reuters PLC director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Thomson Reuters PLC director who is re-elected or deemed to have been re-elected will continue in office without a break.

Resolutions to appoint two or more Thomson Reuters PLC directors to be subject to consent of general meeting

A resolution for the appointment of two or more persons as Thomson Reuters PLC directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this paragraph shall be void.

Filling in casual vacancies and appointing additional Thomson Reuters PLC directors

Subject to the maximum numbers of Thomson Reuters PLC directors and of Thomson Reuters PLC directors who may hold an executive office fixed by or in accordance with the Thomson Reuters PLC Articles:

•	Thomson Reuters PLC may by ordinary resolution appoint any person to be a Thomson Reuters PLC director either to fill a casual vacancy or as an additional Thomson Reuters PLC director; and

•	without prejudice to the above paragraph the Thomson Reuters PLC board of directors may at any time appoint any person to be a Thomson Reuters PLC director either to fill a casual vacancy or as an additional Thomson Reuters PLC director.

Any person so appointed by the Thomson Reuters PLC board of directors shall hold office only until the next annual general meeting and shall then be eligible for re-election.

Meetings of the Thomson Reuters Board

Quorum

Two Thomson Reuters PLC directors, or such greater number of Thomson Reuters PLC directors as the Thomson Reuters PLC board of directors may from time to time determine, shall constitute a quorum for the transaction of business at any meeting of the Thomson Reuters PLC board of directors.

Calling of meetings

Meetings of the Thomson Reuters PLC board of directors shall be held at such time as the chairman, a deputy chairman, any two Thomson Reuters PLC directors or the president may determine and the secretary shall on the requisition of the chairman, a deputy chairman, any two directors or the president call a meeting of the Thomson Reuters PLC board of directors. No meeting of the Thomson Reuters PLC board of directors need be held within the United Kingdom in any financial year.

Notice of meetings

Notice of the time and place of each meeting of the Thomson Reuters PLC board of directors shall be given to each Thomson Reuters PLC director not less than 12 hours before the time of the meeting, provided that the first meeting immediately following a meeting of shareholders at which Thomson Reuters PLC directors are elected may be held without notice if a quorum is present. Notices shall be deemed to have been duly given for this purpose if mailed, telephoned, or sent by electronic or other communications facilities. Any Thomson Reuters PLC director may waive notice of any meeting and any such waiver may be retroactive.

Chairman

The Chairman, or in the absence of the Chairman, a Deputy Chairman, or in the absence of a Deputy Chairman, a Thomson Reuters PLC director chosen by the Thomson Reuters PLC board of directors at the meeting, shall be Chairman of any meeting of the Thomson Reuters PLC board of directors.

Voting at meetings

At meetings of the Thomson Reuters PLC board of directors each Thomson Reuters PLC director shall have one vote and questions shall be decided by a majority of votes.

Remuneration and expenses

The Thomson Reuters PLC directors shall be paid such remuneration for their services as the Thomson Reuters PLC board of directors may from time to time determine. The Thomson Reuters PLC board of directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Thomson Reuters PLC board of directors, any committee thereof or the shareholders or otherwise in the performance of their duties as Thomson Reuters PLC directors.

Powers to give pensions to Thomson Reuters PLC directors

The Thomson Reuters PLC board of directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Thomson Reuters PLC director or ex-Thomson Reuters PLC director and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Directors’ interests

Thomson Reuters PLC directors may be interested in contracts with Thomson Reuters PLC and in companies party to such contracts

A Thomson Reuters PLC director may be party to or in any way interested in any contract or arrangement or transaction to which Thomson Reuters PLC is a party or in which Thomson Reuters PLC is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of auditor of Thomson Reuters PLC or any subsidiary undertaking thereof) under Thomson Reuters PLC or any other company in which Thomson Reuters PLC is in any way interested and he (or any firm of which he is a shareholder) may act in a professional capacity for Thomson Reuters PLC or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

Thomson Reuters PLC directors’ interests in contracts — general prohibition on voting

Save as provided in the exceptions referred to below, a Thomson Reuters PLC director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which is, to his knowledge, a material interest, otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through Thomson Reuters PLC.

Exceptions to prohibition on voting

Subject to the provisions of the applicable laws, a Thomson Reuters PLC director shall (in the absence of some other material interest than is indicated below) be entitled to vote in respect of any resolution concerning any of the following matters, namely:

•	the giving of any guarantee, security or indemnity (including loans made in connection therewith) to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of Thomson Reuters PLC or any of its subsidiary undertakings;

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of Thomson Reuters PLC or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by Thomson Reuters PLC or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or is to be interested as a participant in the underwriting or sub-underwriting thereof;

•	any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he does not to his knowledge hold an interest in shares (as that term is used in sections 820 to 824 of the Companies Act 2006) representing 1 per cent. or more of the issued shares of any class of such company (excluding any shares of that class held as treasury shares) (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of the Thomson Reuters PLC Articles to be a material interest in all circumstances);

•	any proposal concerning the adoption, modification or operation of any pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which has been approved by HMRC or is conditional upon such approval or does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; and/or

•	any proposal concerning any insurance which Thomson Reuters PLC is empowered to purchase and/or maintain for or for the benefit of any Thomson Reuters PLC directors or for persons who include Thomson Reuters PLC directors.

Confidential Information

Where a Thomson Reuters PLC director obtains (other than through his position as a director of Thomson Reuters PLC) information that is confidential to a third party, he will not be obliged to disclose it to Thomson Reuters PLC or to use it in relation to Thomson Reuters PLC’s affairs in circumstances where to do so would amount to a breach of that confidence.

Borrowing powers

Subject to applicable laws, the Thomson Reuters PLC board of directors may exercise all the powers of Thomson Reuters PLC to borrow money, to indemnify, to guarantee and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of Thomson Reuters PLC and to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of Thomson Reuters PLC or of a third party.

Forfeiture of shares

If a shareholder fails to pay in full any call or instalment of a call on the due date for payment thereof, the Thomson Reuters PLC board of directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by Thomson Reuters PLC by reason of such non-payment.

If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Thomson Reuters PLC board of directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Thomson Reuters PLC board of directors may accept a surrender of any share liable to be forfeited hereunder.

A share so forfeited or surrendered shall become the property of Thomson Reuters PLC and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Thomson Reuters PLC board of directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Thomson Reuters PLC board of directors think fit. The Thomson Reuters PLC board of directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

Untraced shareholders

Thomson Reuters PLC shall be entitled to sell the shares of a shareholder or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

•	during the period of twelve years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) no communication has been received by Thomson Reuters PLC from the shareholder or the person entitled by transmission and no cheque or warrant sent by Thomson Reuters PLC through the post in a pre-paid letter addressed to the shareholder or to the person entitled by transmission to the shares at his postal address on the Register or otherwise the last known postal address given by the shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed or no payment made by Thomson Reuters PLC by any other means permitted by the Thomson Reuters PLC Articles has been claimed or accepted and at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed;

•	Thomson Reuters PLC shall on expiry of the said period of twelve years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known postal address of the shareholder or the postal address at which service of notices may be effected in the manner authorised by the Thomson Reuters PLC Articles is located giving notice of its intention to sell the said shares; and

•	during the said period of twelve years and the period of three months following the publication of the said advertisements Thomson Reuters PLC shall have received no communication from such shareholder or person.

Observance of the Reuters Trust Principles

Directors of Thomson Reuters PLC shall in the performance of their duties have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.

Reuters news services

The Press Associations shall be entitled to receive Reuters news services upon payment of such consideration as may be agreed from time to time.

Cash distributions

Subject to the following paragraphs, if Thomson Reuters Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash distribution to holders of Thomson Reuters Corporation Shares, then Thomson Reuters PLC shall declare or otherwise become obligated or propose to pay or pay an equivalent cash distribution to holders of Thomson Reuters PLC Shares reflecting the Equalization Ratio. Thomson Reuters PLC shall not declare or otherwise become obligated or propose to pay or pay any cash distribution in respect of Thomson Reuters PLC Shares, other than an Equivalent Distribution (as defined in the Thomson Reuters PLC Articles) in accordance with this paragraph.

If Thomson Reuters PLC is prohibited by applicable laws from declaring or otherwise becoming obligated or proposing to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of an Equivalent Distribution, Thomson Reuters PLC shall, insofar as it is practicable to do so, enter into such transactions with Thomson Reuters Corporation as the Thomson Reuters Board agrees to be necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC ordinary shares.

The Thomson Reuters PLC board of directors shall insofar as is practicable:

•	co-ordinate with the Thomson Reuters Corporation Board to agree to the amount of any Equivalent Distributions;

•	co-ordinate with the Thomson Reuters Corporation Board to agree to the basis of exchange rates on which the amounts of any Equivalent Distributions shall be calculated;

•	co-ordinate with the Thomson Reuters Corporation Board to ensure that the record dates for receipt of Equivalent Distributions are as close as is practicable to the record dates for cash distributions to the holders of Thomson Reuters Corporation Shares; and

•	generally co-ordinate with the Thomson Reuters Corporation Board regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.

Liquidation

If the Thomson Reuters PLC board of directors determines that, Thomson Reuters PLC is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of Thomson Reuters PLC), the Thomson Reuters PLC board of directors shall immediately give notice to Thomson Reuters Corporation of such fact.

Takeover bids

Section 8 of the Equalization and Governance Agreement entitled “Take-Over Bids” will be entrenched in the Thomson Reuters PLC Articles. See Section 5.2 above.

Amendments upon Termination of the Equalization and Governance Agreement

In the event of the termination of the Equalization and Governance Agreement upon Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC or Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters PLC Corporation, then:

•	Thomson Reuters PLC shall have an irrevocable authority to redeem the Thomson Reuters PLC Special Voting Share at a sum equal to the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share together with all unpaid dividends on the Thomson Reuters PLC Special Voting Share, whether or not such dividends have been earned or declared, calculated down to the redemption date at any time specified by the Thomson Reuters PLC board of directors provided always that if Thomson Reuters PLC shall at any time be unable in compliance with applicable laws to redeem the Thomson Reuters PLC Special Voting Share on the date specified by the Thomson Reuters PLC board of directors, then Thomson Reuters PLC shall redeem the Thomson Reuters PLC Special Voting Share as soon as it is able to comply with such provisions of the applicable laws;

•	the Thomson Reuters PLC Entrenched Provisions and all references in the Thomson Reuters PLC Articles thereto shall be null and void and of no further force or effect;

•	only in the case of Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation and, for so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Thomson Reuters Corporation Founders Share in relation to the Thomson Reuters Group, Thomson Reuters PLC shall have an irrevocable authority to redeem the Thomson Reuters PLC Founders Share at its nominal value at any time specified by the Thomson Reuters PLC board of directors provided always that if Thomson Reuters PLC shall at any time be unable in compliance with applicable laws to redeem the Thomson Reuters PLC Founders Share on the date specified by the Thomson Reuters PLC board of directors then Thomson Reuters PLC shall redeem the Thomson Reuters PLC Founders Share as soon as it is able to comply with such provisions of the applicable laws;

•	only in the case of Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation and, for so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Thomson Reuters Corporation Founders Share in relation to the Thomson Reuters Group, the Thomson Reuters PLC Founders Share Provisions and all references in the Thomson Reuters PLC Articles thereto shall be null and void and of no further force or effect; and

•	the Thomson Reuters PLC Articles shall be restated as amended with such incidental or consequential modifications as are necessary to give effect to the foregoing.

6.3	Amendment to Articles of Association effective 1 October 2008

On 22 February 2008 a special resolution of Thomson Reuters PLC was passed approving revisions to the Thomson Reuters PLC Articles to take effect on and from 1 October 2008 to cater for the new regime on directors’ conflicts of interest set out in the Companies Act 2006 and which is being introduced on that date. Upon the special resolution taking effect on 1 October 2008, the existing provisions of the Thomson Reuters PLC Articles governing directors’ interests summarised in Section 6.2 of this Part XVIII will be deleted and replaced with amended provisions.

The Companies Act 2006 sets out directors’ general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a Thomson Reuters PLC director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with Thomson Reuters PLC’s interests. The requirement is very broad and could apply, for example, if a Thomson Reuters PLC director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. Upon the special resolution taking effect on 1 October 2008, the Thomson Reuters PLC Articles will give the Thomson Reuters PLC directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when the Thomson Reuters PLC directors decide whether to authorise a conflict or potential conflict. First, only Thomson Reuters PLC directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Thomson Reuters PLC directors must act in a way they consider, in good faith, will be most likely to promote Thomson Reuters PLC’s success. The Thomson Reuters PLC directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

Upon the special resolution taking effect on 1 October 2008, the Thomson Reuters PLC Articles will contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a Thomson Reuters PLC director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Thomson Reuters PLC directors. It is the intention of the Thomson Reuters PLC directors to report annually on Thomson Reuters PLC’s procedures for ensuring that the powers of the Thomson Reuters PLC board of directors to authorise conflicts are operated effectively.

Due to the phased nature of implementation of the Companies Act 2006, it may be that further changes to the Thomson Reuters PLC Articles will be proposed at a future annual general meeting.

7.	Shareholdings and dealings

7.1	Interests in Thomson Reuters PLC Shares
PR Annex 1,
17.2

At the date of this document, Thomson Reuters PLC is an indirectly wholly-owned subsidiary of Thomson.

At the date of this document, none of the Thomson Reuters Proposed Directors, Thomson Reuters Executive Officers or any person connected (within the meaning of the Disclosure and Transparency Rules) with any of them had any interest in the share capital of Thomson Reuters PLC.

7.2	Definitions for Sections 7.2 to 7.8

For the purposes of this Section 7.2 and Sections 7.3 to 7.8:

“acting in concert” has the meaning given to it in the City Code;

“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities (such term having the meaning given to it in the City Code in relation to an offeror or an offeree as the case may be) which may be an inducement to deal or refrain from dealing;

“associate” means, unless otherwise stated:

•	Thomson’s, Reuters or Thomson Reuters PLC’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

•	connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

•	Thomson Directors, Reuters Directors and Thomson Reuters Proposed Directors and the directors of any company covered in the first bullet point above (together, in each case, with their close relatives and related trusts);

•	the pension funds of Thomson, Reuters, Thomson Reuters PLC or any company covered in the first bullet point above;

•	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

•	any employee benefit trust of Thomson, Reuters, Thomson Reuters PLC or any company referred to in the first bullet point above; and

•	a company having a material trading arrangement with Thomson, Reuters or Thomson Reuters PLC;

“connected adviser” has the meaning given to it in the City Code;

“control” means an interest, or interests, in shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control;

“dealing” has the meaning given to it in the City Code;

“derivative” has the meaning given to it in the City Code;

“disclosure period” means the period beginning on 4 May 2006 and ending on 22 February 2008 except in relation to: (i) Reuters Directors’ and Thomson Directors’ dealings where the last practicable date is 25 February 2008; and (ii) dealings by UBS, Blackstone, Citi, Morgan Stanley, JPMorgan Cazenove, Bear Stearns and Perella Weinberg where the latest practicable date is 20 February 2008 (in each case being the latest practicable dates prior to the publication of this document);

“exempt fund manager” has the meaning given to it in the City Code;

“exempt principal trader” has the meaning given to it in the City Code;

“interest” or “interests” in relevant securities shall have the meaning given to it in the City Code;

“offer period” means the period commencing on 4 May 2007 and ending on 22 February 2008 except in relation to: (i) Reuters Directors’ and Thomson Directors’ dealings where the last practicable date is 25 February 2008; and (ii) dealings by UBS, Blackstone, Citi, Morgan Stanley, JPMorgan Cazenove, Bear Stearns and Perella Weinberg where the latest practicable date is 20 February 2008 (in each case being the latest practicable dates prior to the publication of this document);

“relevant Reuters securities” mean relevant securities (such term having the meaning given to it in the City Code in relation to an offeree) of Reuters including equity share capital of Reuters (or derivatives referenced thereto) and securities convertible into and rights to subscribe for such securities; and

“relevant Thomson securities” mean relevant securities (such term having the meaning given to it in the City Code in relation to an offeror) of Thomson including equity share capital of Thomson (or derivatives referenced thereto) and securities convertible into and rights to subscribe for such securities.

7.3 Interests in Reuters Shares

As at 25 February 2008 (the latest practicable date prior to the publication of this document), the directors of Thomson held the following interests (including any interests of any person connected with them within the meaning of the Disclosure and Transparency Rules) in, or rights to subscribe in respect of, relevant Reuters securities:

Number of
Name	Reuters Shares

David Thomson	5,000

As at 25 February 2008 (the latest practicable date prior to the publication of this document), the directors of Reuters held the following interests (including any interests of any person connected with them within the meaning of the Disclosure and Transparency Rules) in, or rights to subscribe in respect of, relevant Reuters securities:

Number of
Name	Reuters Shares

Niall FitzGerald	80,000
Tom Glocer	1,889,515
Devin Wenig	217,219
David Grigson	186,625
Lawton Fitt	25,000
Penelope Hughes	2,392
Sir Deryck Maughan	—
Nandan Nilekani	—
Kenneth Olisa	2,550
Richard Olver	10,000
Ian Strachan	15,500

Share options

	No. of	Exercise
	Reuters	Price		Date of	Exercise Period
	Shares	(pence)		Grant	From	To

Tom Glocer
DSOP	719,473	419		11.03.2005	11.03.2008	10.03.2015
DSOP	774,959	389		02.08.2005	02.08.2008	01.08.2015
DSOP	625,000	393		15.03.2006	15.03.2009	14.03.2016
DSOP	625,000	393		02.08.2006	02.08.2009	01.08.2016
DSOP	625,000	442		13.03.2007	13.03.2010	12.03.2017
DSOP	625,000	619		07.08.2007	07.08.2010	06.08.2017
SAYE	569	333		14.04.2005	01.06.2008	30.11.2008
SAYE	1,191	314		10.04.2006	01.06.2009	30.11.2009
SAYE	1,070	353		03.04.2007	01.06.2010	30.11.2010
Devin Wenig
DSOP	9,135	862		25.06.2001	25.06.2002	24.06.2011
DSOP	25,936	528		20.02.2002	20.02.2003	19.02.2012
DSOP	200,000	266		02.08.2002	02.08.2003	01.08.2012
DSOP	200,000	135		24.02.2003	24.02.2006	23.02.2013
DSOP	200,000	245		04.08.2003	04.08.2006	03.08.2013
DSOP	122,950	407		23.02.2004	23.02.2007	22.02.2014
DSOP	155,892	321		27.08.2004	27.08.2007	26.08.2014
DSOP	281,886	419		11.03.2005	11.03.2008	10.03.2015
DSOP	303,625	389		02.08.2005	02.08.2008	01.08.2015
DSOP	325,000	393		15.03.2006	15.03.2009	14.03.2016
DSOP	325,000	393		02.08.2006	02.08.2009	01.08.2016
DSOP	375,000	442		13.03.2007	13.03.2010	12.03.2017
DSOP	375,000	619		07.08.2007	07.08.2010	06.08.2017
SAYE Own (US ADSs)	189	4,761	(cents)	14.04.2005	01.06.2008	30.11.2008
David Grigson
DSOP	200,000	135		24.02.2003	24.02.2006	23.02.2013
DSOP	200,000	245		04.08.2003	04.08.2006	03.08.2013
DSOP	122,950	407		23.02.2004	23.02.2007	22.02.2014
DSOP	155,892	321		27.08.2004	27.08.2007	26.08.2014
DSOP	281,886	419		11.03.2005	11.03.2008	10.03.2015
DSOP	303,625	389		02.08.2005	02.08.2008	01.08.2015
DSOP	250,000	393		15.03.2006	15.03.2009	14.03.2016
DSOP	250,000	393		02.08.2006	02.08.2009	01.08.2016
DSOP	250,000	442		13.03.2007	13.03.2010	12.03.2017
DSOP	250,000	619		07.08.2007	07.08.2010	06.08.2017
SAYE	569	333		14.04.2005	01.06.2008	30.11.2008
SAYE	1,070	353		03.04.2007	01.06.2010	30.11.2010

Share awards

	No. of	Exercise		End of
	Reuters	Price	Date of	Qualifying
	Shares	(pence)	Award	Period	Expiry Date

Tom Glocer
LTIP	500,000	0	15.03.2006	31.12.2008	01.01.2009
LTIP	500,000	0	13.03.2007	31.12.2009	01.01.2010
Devin Wenig
LTIP	250,000	0	15.03.2006	31.12.2008	01.01.2009
LTIP	300,000	0	13.03.2007	31.12.2009	01.01.2010
David Grigson
LTIP	200,000	0	15.03.2006	31.12.2008	01.01.2009
LTIP	200,000	0	13.03.2007	31.12.2009	01.01.2010

As at 22 February 2008 (the latest practicable date prior to the publication of this document), the following employee benefit trusts of Reuters or of any company which is an associate of Reuters by virtue of Section 7.2 above held the following relevant interests in, or rights to subscribe in respect of, Reuters securities:

	Number of
	Reuters	Nature of
Name	Shares	Interest

Reuters Employee Share Ownership Trust I	26,115,968	Long
Reuters Employee Share Ownership Trust II	1,353,214	Long

As at 20 February 2008 (the latest practicable date prior to the publication of this document), the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Reuters, or to any company which is an associate of Reuters by virtue of Section 7.2 above, or to any person acting in concert with Reuters held the following interests in, or rights to subscribe in respect of, relevant Reuters securities:

	Number of	Number of
	Reuters	Reuters	Nature of
Name	Shares	ADSs	Interest

Citigroup Inc.	166,073		Long

Morgan Stanley & Co. Inc		1,001	Long

Morgan Stanley Securities Ltd	37,717		Long
Morgan Stanley Securities Ltd		983	Long

UBS Securities LLC		331	Long

UBS Wealth Mgmt (US)		7,829	Long

As at 20 February 2008 (the latest practicable date prior to the publication of this document), the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Reuters, or to any company which is an associate of Reuters by virtue of Section 7.2 above, or to any person acting in concert with Reuters had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Reuters securities, including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or to take delivery:

	Number of	Number of
	Reuters	Reuters	Nature of
Name	Shares	ADSs	Interest

Morgan Stanley & Co. Inc		1,995	Short
Morgan Stanley Securities Ltd	3,085,230		Short

As at 20 February 2008 (the latest practicable date prior to the publication of this document), the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Thomson, or to any company which is an associate of Thomson by virtue of Section 7.2 above, or to any person acting in concert with Thomson held the following interests in, or rights to subscribe in respect of, relevant Reuters securities:

	Number of	Number of
	Reuters	Reuters	Nature of
Name	Shares	ADSs	Interest

Bear, Stearns International Trading Limited	340,347		Long
Bear, Stearns & Co. Inc.		48,984	Long

As at 20 February 2008 (the latest practicable date prior the publication of this document), the following persons acting in concert with Thomson had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Reuters securities, including any short positions under a derivative, any agreements to sell or any delivery obligation or right to require another person to purchase or take delivery:

	Number of	Number of
	Reuters	Reuters	Nature of
Name	Shares	ADSs	Interest

Bear, Stearns International Trading Limited	436,687		Short

Set out below are details of any relevant Reuters securities which Thomson, or any person acting in concert with Thomson, has as at 20 February 2008 (the latest practicable date prior to the publication of this document), borrowed or lent, save for any borrowed shares which have either been on-lent or sold:

Number of
Reuters
Name	Shares

Bear, Stearns Securities Corp	24,980 (Lent	)

7.4 Dealings in Reuters Shares
PR Annex III,
3.3

The following dealings for value in relevant Reuters Securities by Reuters have taken place during the disclosure period:

	Number of
	Reuters
Transaction Type	Shares	Date	Price

Repurchase	560,000	08.05.2006	£4.10
	500,000	09.05.2006	£4.10
	500,000	10.05.2006	£4.08
	500,000	12.05.2006	£3.99
	1,500,000	15.05.2006	£3.89
	125,000	16.05.2006	£3.90
	750,000	18.05.2006	£3.81
	750,000	19.05.2006	£3.83
	750,000	22.05.2006	£3.74
	500,000	23.05.2006	£3.80
	1,000,000	25.05.2006	£3.78
	1,000,000	30.05.2006	£3.76
	1,000,000	31.05.2006	£3.77
	600,000	01.06.2006	£3.74
	400,000	02.06.2006	£3.83
	500,000	05.06.2006	£3.79
	1,000,000	06.06.2006	£3.73
	500,000	07.06.2006	£3.73
	375,000	08.06.2006	£3.66
	1,125,000	09.06.2006	£3.61
	1,000,000	12.06.2006	£3.61
	1,000,000	13.06.2006	£3.55
	1,000,000	14.06.2006	£3.55
	650,000	15.06.2006	£3.62
	1,350,000	16.06.2006	£3.65
	1,000,000	19.06.2006	£3.63
	750,000	20.06.2006	£3.65
	750,000	21.06.2006	£3.68
	1,250,000	22.06.2006	£3.70
	1,250,000	23.06.2006	£3.68
	450,000	26.06.2006	£3.72
	750,000	27.06.2006	£3.71
	750,000	28.06.2006	£3.69
	550,000	29.06.2006	£3.75
	750,000	30.06.2006	£3.83
	650,000	05.07.2006	£3.78
	750,000	06.07.2006	£3.77
	375,000	10.07.2006	£3.73
	575,000	11.07.2006	£3.72
	200,000	12.07.2006	£3.69
	175,000	13.07.2006	£3.61
	175,000	14.07.2006	£3.56
	300,000	17.07.2006	£3.50
	300,000	18.07.2006	£3.51
	300,000	19.07.2006	£3.55
	300,000	20.07.2006	£3.64
	300,000	21.07.2006	£3.64
	350,000	24.07.2006	£3.72
	350,000	25.07.2006	£3.77
	420,000	27.07.2006	£3.92
	500,000	28.07.2006	£3.95
	750,000	31.07.2006	£3.95
	1,000,000	02.08.2006	£3.86

	Number of
	Reuters
Transaction Type	Shares	Date	Price

	500,000	03.08.2006	£3.86
	750,000	04.08.2006	£3.89
	1,000,000	07.08.2006	£3.81
	500,000	08.08.2006	£3.78
	750,000	09.08.2006	£3.76
	750,000	10.08.2006	£3.75
	750,000	14.08.2006	£3.76
	500,000	16.08.2006	£3.94
	750,000	17.08.2006	£3.96
	1,000,000	18.08.2006	£3.97
	750,000	21.08.2006	£3.94
	900,000	22.08.2006	£3.95
	750,000	23.08.2006	£3.94
	600,000	24.08.2006	£3.91
	500,000	29.08.2006	£3.94
	500,000	30.08.2006	£4.00
	750,000	31.08.2006	£4.04
	750,000	01.09.2006	£4.08
	750,000	04.09.2006	£4.13
	750,000	05.09.2006	£4.10
	1,500,000	07.09.2006	£4.00
	500,000	11.09.2006	£4.01
	500,000	12.09.2006	£4.03
	1,000,000	13.09.2006	£4.10
	750,000	15.09.2006	£4.10
	750,000	18.09.2006	£4.12
	1,000,000	19.09.2006	£4.09
	200,000	25.09.2006	£4.29
	300,000	26.09.2006	£4.32
	500,000	28.09.2006	£4.32
	500,000	29.09.2006	£4.34
	300,000	02.10.2006	£4.33
	250,000	03.10.2006	£4.30
	250,000	04.10.2006	£4.37
	250,000	05.10.2006	£4.40
	450,000	06.10.2006	£4.39
	300,000	09.10.2006	£4.38
	300,000	10.10.2006	£4.36
	200,000	11.10.2006	£4.38
	300,000	12.10.2006	£4.43
	300,000	13.10.2006	£4.46
	425,000	16.10.2006	£4.42
	400,000	17.10.2006	£4.39
	1,000,000	18.10.2006	£4.31
	500,000	19.10.2006	£4.35
	500,000	20.10.2006	£4.42
	500,000	24.10.2006	£4.49
	750,000	25.10.2006	£4.52
	750,000	26.10.2006	£4.60
	500,000	27.10.2006	£4.53
	500,000	30.10.2006	£4.47
	750,000	01.11.2006	£4.48
	1,250,000	02.11.2006	£4.43
	1,000,000	08.11.2006	£4.53
	450,000	09.11.2006	£4.55
	800,000	14.11.2006	£4.60

	Number of
	Reuters
Transaction Type	Shares	Date	Price

	700,000	15.11.2006	£4.64
	650,000	20.11.2006	£4.71
	650,000	21.11.2006	£4.72
	750,000	22.11.2006	£4.67
	450,000	23.11.2006	£4.63
	600,000	27.11.2006	£4.56
	500,000	28.11.2006	£4.50
	950,000	30.11.2006	£4.56
	950,000	01.12.2006	£4.53
	650,000	04.12.2006	£4.49
	500,000	05.12.2006	£4.52
	850,000	06.12.2006	£4.55
	900,000	08.12.2006	£4.61
	750,000	11.12.2006	£4.62
	800,000	12.12.2006	£4.50
	100,000	13.12.2006	£4.50
	93,998	14.12.2006	£4.53
	500,000	09.01.2007	£4.39
	500,000	10.01.2007	£4.35
	300,000	11.01.2007	£4.48
	200,000	12.01.2007	£4.51
	300,000	15.01.2007	£4.54
	750,000	17.01.2007	£4.46
	450,000	18.01.2007	£4.48
	400,000	23.01.2007	£4.42
	400,000	24.01.2007	£4.46
	400,000	25.01.2007	£4.45
	300,000	26.01.2007	£4.44
	400,000	30.01.2007	£4.40
	800,000	31.01.2007	£4.32
	300,000	01.02.2007	£4.37
	300,000	05.02.2007	£4.39
	300,000	06.02.2007	£4.40
	500,000	08.02.2007	£4.43
	400,000	09.02.2007	£4.41
	1,500,000	12.02.2007	£4.28
	500,000	20.02.2007	£4.28
	500,000	21.02.2007	£4.28
	500,000	22.02.2007	£4.30
	500,000	26.02.2007	£4.26
	500,000	27.02.2007	£4.31
	500,000	28.02.2007	£4.32
	500,000	01.03.2007	£4.34
	500,000	02.03.2007	£4.34
	1,500,000	05.03.2007	£4.23
	350,000	06.03.2007	£4.32
	200,000	07.03.2007	£4.40
	400,000	09.03.2007	£4.43
	500,000	13.03.2007	£4.40
	1,450,000	14.03.2007	£4.28
	700,000	15.03.2007	£4.29
	200,000	16.03.2007	£4.29
	500,000	19.03.2007	£4.36
	1,000,000	20.03.2007	£4.38
	500,000	21.03.2007	£4.46
	250,000	22.03.2007	£4.54

	Number of
	Reuters
Transaction Type	Shares	Date	Price

	400,000	23.03.2007	£4.64
	500,000	26.03.2007	£4.66
	700,000	27.03.2007	£4.62
	1,200,000	28.03.2007	£4.59
	500,000	29.03.2007	£4.59
	375,000	02.04.2007	£4.71
	375,000	03.04.2007	£4.78
	375,000	04.04.2007	£4.83
	250,000	05.04.2007	£4.88
	350,000	10.04.2007	£4.94
	400,000	11.04.2007	£4.91
	300,000	12.04.2007	£4.85
	300,000	13.04.2007	£4.92
	375,000	16.04.2007	£5.02
	450,000	17.04.2007	£4.95
	450,000	18.04.2007	£4.90
	225,000	20.04.2007	£4.90
	350,000	23.04.2007	£4.89
	400,000	24.04.2007	£4.84
	2,000,000	25.04.2007	£4.82
	200,000	26.04.2007	£4.78
	500,000	27.04.2007	£4.76

All relevant Reuters Securities purchased by Reuters as referred to in the table above were cancelled, other than those transactions dated 8  May 2006 to 25 July 2006. In addition to the specified cancellation above, a further 25 million treasury shares were cancelled in March 2007.

The following dealings for value in relevant Reuters securities by Reuters Directors have taken place during the offer period:

		Number of
		Reuters
Name	Transaction Type	Shares	Date	Price

Tom Glocer	Exercise of SAYE option granted in 2004	1,200	01.06.2007	n/a
David Grigson	Exercise of SAYE option granted in 2004	1,200	01.06.2007	n/a
Devin Wenig	Exercise of SAYE option granted in 2004	1,200	01.06.2007	n/a
Tom Glocer	Grant of DSOP option	625,000	07.08.2007	Option price £6.19
David Grigson	Grant of DSOP option	250,000	07.08.2007	Option price £6.19
Devin Wenig	Grant of DSOP option	375,000	07.08.2007	Option price £6.19
Tom Glocer	Exercise of DSOP option	Options in respect of 3,804,466 shares exercised of which 2,637,953 shares were sold and 1,166,513 shares were retained	05.11.2007	£6.52

The following dealings for value in relevant Reuters securities by the following employee benefit trusts of Reuters or of any company which is an associate of Reuters by virtue of Section 7.2 above have taken place during the offer period:

		Number of
	Transaction	Reuters
Name	Type	Shares	Date	Price

Reuters Employee Share Ownership Trust I	Transfer of shares to satisfy option/award	1,457	12.07.2007	n/a
	Transfer of shares to satisfy option/award	16,478	02.08.2007	n/a
	Transfer of shares to satisfy option/award	11,754	02.08.2007	n/a
	Transfer of shares to satisfy option/award	81	17.08.2007	n/a
	Transfer of shares to satisfy option/award	36	17.08.2007	n/a
	Transfer of shares to satisfy option/award	72,114	29.08.2007	n/a
	Transfer of shares to satisfy option/award	63,484	29.08.2007	n/a
	Transfer of shares to satisfy option/award	359	29.08.2007	n/a
	Transfer of shares to satisfy option/award	1,448	01.10.2007	n/a
	Transfer of shares to satisfy option/award	4,140	01.10.2007	n/a
	Transfer of shares to satisfy option/award	519	31.10.2007	n/a
	Transfer of shares to satisfy option/award	1,058	31.10.2007	n/a
	Transfer of shares to satisfy option/award	109,100	28.11.2007	n/a
	Transfer of shares to satisfy option/award	68	30.11.2007	n/a
	Transfer of shares to satisfy option/award	257	30.11.2007	n/a
	Transfer of shares to satisfy option/award	3,548	03.12.2007	n/a
	Transfer of shares to satisfy option/award	5,071	03.12.2007	n/a
	Transfer of shares to satisfy option/award	282	18.12.2007	n/a
	Transfer of shares to satisfy option/award	460	18.12.2007	n/a
	Transfer of shares to satisfy option/award	86	24.12.2007	n/a
	Transfer of shares to satisfy option/award	159	24.12.2007	n/a
	Transfer of shares to satisfy option/award	151	30.01.2008	n/a
	Transfer of shares to satisfy option/award	103	30.01.2008	n/a
	Transfer of shares to satisfy option/award	67	12.02.2008	n/a
	Transfer of shares to satisfy option/award	875	12.02.2008	n/a

The following dealings for value in relevant Reuters securities by the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Reuters, or to any company which is an associate of Reuters by virtue of Section 7.2 above or to any person acting in concert with Reuters have taken place in the offer period:

		Number of	Number of
	Transaction	Reuters	Reuters
Name	Type	Shares	ADSs	Date	Price

J.P. Morgan Securities Ltd	Sale	80,449		08.05.2007	£6.32

Morgan Stanley Securities Ltd	Purchase	1,460,731		04.05.2007 to 03.06.2007	£5.20 to £6.46
Morgan Stanley Securities Ltd	Sale	1,731,778		04.05.2007 to 03.06.2007	£5.00 to £6.40
Morgan Stanley Securities Ltd	Sale	907		04.01.2008 to 03.02.2008	£6.14 to £6.14

UBS Wealth Mgmt (US)	Sale		380	08.10.2007	US$79.92
UBS Wealth Mgmt (US)	Sale		15	29.10.2007	US$82.38
UBS Wealth Mgmt (US)	Sale		46	29.10.2007	US$82.41
UBS Wealth Mgmt (US)	Sale		41	10.12.2007	US$73.07

The following dealings for value in relevant Reuters securities by the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Thomson, or to any company which is an associate of Thomson by virtue of Section 7.2 above or to any person acting in concert with Thomson have taken place in the disclosure period:

		Number of	Number of
	Transaction	Reuters	Reuters
Name	Type	Shares	ADSs	Date	Price

Bear, Stearns & Co. Inc.	Purchase		7,370	04.05.2006 toW03.08.2006	US$38.30 to US$44.67
Bear, Stearns & Co. Inc.	Sale		26,221	04.05.2006 to 03.08.2006	US$38.00 to US$45.73

		Number of	Number of
	Transaction	Reuters	Reuters
Name	Type	Shares	ADSs	Date	Price

Bear, Stearns & Co. Inc.	Purchase		8,980	04.08.2006 to 03.11.2006	US$43.36 to US$51.22
Bear, Stearns & Co. Inc.	Sale		11,066	04.08.2006 to 03.11.2006	US$42.55 to US$51.76
Bear, Stearns & Co. Inc.	Purchase		432,896	04.11.2006 to 03.02.2007	US$51.25 to US$53.95
Bear, Stearns & Co. Inc.	Sale		53,371	04.11.2006 to 03.02.2007	US$50.36 to US$54.08
Bear, Stearns & Co. Inc.	Purchase		59	04.02.2007 to 03.03.2007	US$50.52 to US$50.87
Bear, Stearns & Co. Inc.	Sale		1,113	04.02.2007 to 03.03.2007	US$49.78 to US$52.00
Bear, Stearns & Co. Inc.	Purchase		292	04.03.2007 to 03.04.2007	US$50.81 to US$57.38
Bear, Stearns & Co. Inc.	Sale		2,118	04.03.2007 to 03.04.2007	US$49.39 to US$57.22
Bear, Stearns & Co. Inc.	Purchase		9,494	04.04.2007 to 03.05.2007	US$58.21 to US$59.70
Bear, Stearns & Co. Inc.	Sale		2,110	04.04.2007 to 03.05.2007	US$57.35 to US$59.54
Bear, Stearns & Co. Inc.	Purchase		137,188	04.05.2007 to 03.06.2007	US$70.96 to US$80.26
Bear, Stearns & Co. Inc.	Sale		105,367	04.05.2007 to 03.06.2007	US$71.61 to US$79.24
Bear, Stearns & Co. Inc.	Purchase		36,803	04.06.2007 to 03.07.2007	US$73.94 to US$76.04
Bear, Stearns & Co. Inc.	Sale		26,113	04.06.2007 to 03.07.2007	US$73.81 to US$76.61
Bear, Stearns & Co. Inc.	Purchase		61,563	04.07.2007 to 03.08.2007	US$74.65 to US$79.40
Bear, Stearns & Co. Inc.	Sale		30,874	04.07.2007 to 03.08.2007	US$74.77 to US$79.43
Bear, Stearns & Co. Inc.	Purchase		97,033	04.08.2007 to 03.09.2007	US$72.69 to US$77.62
Bear, Stearns & Co. Inc.	Sale		1,133,054	04.08.2007 to 03.09.2007	US$72.00 to US$77.50
Bear, Stearns & Co. Inc.	Purchase		6,732	04.09.2007 to 03.10.2007	US$76.64 to US$80.06
Bear, Stearns & Co. Inc.	Sale		52,435	04.09.2007 to 03.10.2007	US$77.44 to US$79.75
Bear, Stearns & Co. Inc.	Purchase		4,866	04.10.2007 to 03.11.2007	US$80.26 to US$82.82
Bear, Stearns & Co. Inc.	Sale		16,272	04.10.2007 to 03.11.2007	US$78.60 to US$78.60
Bear, Stearns & Co. Inc.	Purchase		123,126	04.11.2007 to 03.12.2007	US$71.62 to US$83.29
Bear, Stearns & Co. Inc.	Sale		11,331	04.11.2007 to 03.12.2007	US$72.95 to US$82.93
Bear, Stearns & Co. Inc.	Purchase		17,475	04.12.2007 to 03.01.2008	US$71.23 to US$76.50
Bear, Stearns & Co. Inc.	Sale		18,737	04.12.2007 to 03.01.2008	US$72.35 to US$76.58
Bear, Stearns & Co. Inc.	Purchase		45,645	04.01.2008 to 03.02.2008	US$66.69 to US$75.07
Bear, Stearns & Co. Inc.	Sale		55,779	04.01.2008 to 03.02.2008	US$67.50 to US$75.09
Bear, Stearns & Co. Inc.	Purchase		33,700	04.02.2008 to 20.02.2008	US$70.19 to US$72.64
Bear, Stearns & Co. Inc.	Sale		19,147	04.02.2008 to 20.02.2008	US$70.00 to US$72.48

Bear, Stearns International Trading Limited	Purchase	3,986,139		04.05.2006 to 03.08.2006	£3.47 to £4.11
Bear, Stearns International Trading Limited	Sale	3,755,488		04.05.2006 to 03.08.2006	£3.47 to £4.11
Bear, Stearns International Trading Limited	Purchase	17,654,331		04.08.2006 to 03.11.2006	£3.71 to £4.59
Bear, Stearns International Trading Limited	Sale	15,305,667		04.08.2006 to 03.11.2006	£3.70 to £4.61
Bear, Stearns International Trading Limited	Purchase	15,278,060		04.11.2006 to 03.02.2007	£4.31 to £4.76
Bear, Stearns International Trading Limited	Sale	10,882,327		04.11.2006 to 03.02.2007	£4.22 to £4.78
Bear, Stearns International Trading Limited	Purchase	2,371,970		04.02.2007 to 03.03.2007	£4.22 to £4.46
Bear, Stearns International Trading Limited	Sale	2,228,916		04.02.2007 to 03.03.2007	£4.21 to £4.47
Bear, Stearns International Trading Limited	Purchase	6,946,262		04.03.2007 to 03.04.2007	£4.22 to £4.83
Bear, Stearns International Trading Limited	Sale	5,425,758		04.03.2007 to 03.04.2007	£4.21 to £4.81
Bear, Stearns International Trading Limited	Purchase	11,994,387		04.04.2007 to 03.05.2007	£4.36 to £5.02
Bear, Stearns International Trading Limited	Sale	7,208,203		04.04.2007 to 03.05.2007	£4.36 to £5.04
Bear, Stearns International Trading Limited	Purchase	34,611,144		04.05.2007 to 03.06.2007	£4.97 to £6.44
Bear, Stearns International Trading Limited	Sale	27,415,043		04.05.2007 to 03.06.2007	£4.97 to £6.43
Bear, Stearns International Trading Limited	Purchase	3,463,762		04.06.2007 to 03.07.2007	£6.18 to £6.44
Bear, Stearns International Trading Limited	Sale	2,123,906		04.06.2007 to 03.07.2007	£6.18 to £6.40
Bear, Stearns International Trading Limited	Purchase	3,617,931		04.07.2007 to 03.08.2007	£6.11 to £6.45
Bear, Stearns International Trading Limited	Sale	1,374,278		04.07.2007 to 03.08.2007	£6.08 to £6.45
Bear, Stearns International Trading Limited	Purchase	9,817,653		04.08.2007 to 03.09.2007	£6.06 to £6.42
Bear, Stearns International Trading Limited	Sale	8,116,558		04.08.2007 to 03.09.2007	£6.10 to £6.40
Bear, Stearns International Trading Limited	Purchase	6,232,799		04.09.2007 to 03.10.2007	£6.29 to £6.52
Bear, Stearns International Trading Limited	Sale	1,821,250		04.09.2007 to 03.10.2007	£6.26 to £6.51
Bear, Stearns International Trading Limited	Purchase	2,731,025		04.10.2007 to 03.11.2007	£6.39 to £6.61
Bear, Stearns International Trading Limited	Sale	2,969,745		04.10.2007 to 03.11.2007	£6.40 to £6.61
Bear, Stearns International Trading Limited	Purchase	9,914,028		04.11.2007 to 03.12.2007	£5.77 to £6.57
Bear, Stearns International Trading Limited	Sale	5,627,868		04.11.2007 to 03.12.2007	£5.79 to £6.57
Bear, Stearns International Trading Limited	Purchase	563,062		04.12.2007 to 03.01.2008	£5.84 to £6.13
Bear, Stearns International Trading Limited	Sale	711,971		04.12.2007 to 03.01.2008	£5.80 to £5.88
Bear, Stearns International Trading Limited	Purchase	9,570,746		04.01.2008 to 03.02.2008	£5.60 to £6.19
Bear Stearns International Trading Limited	Sale	10,036,895		04.01.2008 to 03.02.2008	£5.63 to £6.17
Bear Stearns International Trading Limited	Purchase	14,851,569		04.02.2008 to 20.02.2008	£5.97 to £6.15
Bear Stearns International Trading Limited	Sale	16,690,994		04.02.2008 to 20.02.2008	£5.97 to £6.15

		Number of	Number of
	Transaction	Reuters	Reuters
Name	Type	Shares	ADSs	Date	Price

Bear, Stearns & Co. Inc.	Sale of Call Option at Exercise Price of US$80 with Maturity Date of May 2007		100	08.05.2007	US$0.55

Aggregation has been carried out in respect of the dealings by Bear, Stearns & Co. and Bear, Stearns International Trading Limited in accordance with Note 2 to Rule 24.3 of the City Code. All purchases and sales have been aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full list of all Bear, Stearns & Co. Inc. and Bear, Stearns International Trading Limited dealings is available for inspection at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

7.5	Interests in Thomson Shares
PR Annex I,
17.2

As at 25 February 2008 (the latest practicable date prior to the publication of this document), the Thomson Directors and Thomson Reuters executive officers who are currently Thomson executive officers held the following interests (including any interests of persons connected with them within the meaning of the Disclosure and Transparency Rules) in, or rights to subscribe in respect of, relevant Thomson securities:
PR Annex III,
3.3

Issued Share Capital

Number of
Thomson
Name	Shares

David Thomson	6,070
W. Geoffrey Beattie	200,500
Richard J. Harrington	15,100
Ron D. Barbaro	25,000
Mary Cirillo	0
Robert D. Daleo	4,912
Steven A. Denning	20,000
V. Maureen Kempston Darkes	500
Roger L. Martin	6,000
Vance K. Opperman	50,000
Michael J. Sabia	0
John M. Thompson	2,500
Peter J. Thomson	0
Richard M. Thomson	31,700
John A. Tory	501,670
James C. Smith	2,000
Michael E. Wilens	1,577
Deirdre Stanley	5,479
Gustav Carlson	0

       Share options and share awards

		Number of
		Thomson	Exercise
Name	Date of Grant	Shares	Price	Term

W. Geoffrey Beattie
(held in name of Cannonbury Investments Limited)
Stock options	18.05.2000	100,000	C$51.60	18.05.2000-18.05.2010
Stock options	13.12.2001	50,000	C$48.40	13.12.2001-13.12.2011
Stock options	11.12.2002	50,000	C$40.69	11.12.2002-11.12.2012
RSUs	03.05.2005	15,000	N/A	03.05.2008
RSUs	22.02.2008	100,000	N/A	22.02.2011
RSUs — dividend re-investment	Various	982	N/A	N/A

Richard J. Harrington
Stock options	24.01.2000	340,000	C$41.00	24.01.2000-24.01.2010
Stock options	19.12.2000	325,000	C$57.40	19.12.2000-19.12.2010
Stock options	13.12.2001	375,000	C$48.40	13.12.2001-13.12.2011
Stock options	11.12.2002	325,000	US$26.06	11.12.2002-11.12.2012
Stock options	18.12.2003	325,000	US$33.49	18.12.2003-18.12.2013
Stock options	17.12.2004	325,000	US$33.76	17.12.2004-17.12.2014
Stock options	10.02.2006	265,000	US$37.73	10.02.2006-10.02.2016
Stock options	22.02.2007	221,700	US$42.96	22.02.2007-22.02.2017
RSUs	22.02.2006	50,000	N/A	22.02.2006-01.03.2009
RSUs	22.02.2007	35,500	N/A	22.02.2007-01.03.2010
RSUs	22.02.2007	24,100	N/A	22.02.2007-22.02.2009
RSUs	22.02.2008	144,000	N/A	22.02.2011
RSU — dividend re-investment	Various	3,152	N/A	N/A
DSUs	Various	486,940	N/A	N/A

Robert D. Daleo
Stock options	24.01.2000	50,000	C$41.00	24.01.2000-24.01.2010
Stock options	19.12.2000	110,000	C$57.40	19.12.2000-19.12.2010
Stock options	13.12.2001	133,000	C$48.40	13.12.2001-13.12.2011
Stock options	11.12.2002	105,000	US$26.06	11.12.2002-11.12.2012
Stock options	18.12.2003	105,000	US$33.49	18.12.2003-18.12.2013
Stock options	17.12.2004	115,000	US$33.76	17.12.2004-17.12.2014
Stock options	05.12.2005	125,000	US$35.13	05.12.2005-05.12.2015
Stock options	22.02.2007	130,830	US$42.96	22.02.2007-22.02.2017
RSUs	24.02.2006	27,500	N/A	24.02.2013
RSUs	24.02.2006	13,450	N/A	01.03.2009
RSUs	22.02.2007	20,930	N/A	01.03.2010
RSUs	22.02.2008	100,000	N/A	22.02.2011
RSUs — dividend re-investment	Various	2,071	N/A	N/A
DSUs	Various	67,368	N/A	N/A

		Number of
		Thomson	Exercise
Name	Date of Grant	Shares	Price	Term

James C. Smith
Stock options	24.01.2000	18,000	C$41.00	24.01.2000-24.01.2010
Stock options	19.12.2000	35,000	C$57.40	19.12.2000-19.12.2010
Stock options	13.12.2001	85,000	C$48.40	13.12.2001-13.12.2011
Stock options	11.12.2002	85,000	US$26.06	11.12.2002-11.12.2012
Stock options	18.12.2003	85,000	US$33.49	18.12.2003-18.12.2013
Stock options	17.12.2004	100,000	US$33.76	17.12.2004-17.12.2014
Stock options	05.12.2005	100,000	US$35.13	05.12.2005-05.12.2015
Stock options	22.02.2007	120,310	US$42.96	22.02.2007-22.02.2017
RSUs	05.05.2005	10,000	N/A	05.05.2012
RSUs	28.12.2005	5,000	N/A	28.12.2012
RSUs	24.02.2006	27,500	N/A	24.02.2013
RSUs	24.02.2006	9,600	N/A	01.03.2009
RSUs	29.06.2006	400.00	N/A	01.03.2009
RSUs	22.02.2007	19,250	N/A	01.03.2010
RSUs — dividend re-investment	Various	722,038	N/A	N/A
DSUs	Various	45,093	N/A	N/A

Michael E. Wilens
Stock options	19.12.2000	80,500	C$57.40	19.12.2000-19.12.2010
Stock options	13.12.2001	108,070	C$48.40	13.12.2001-13.12.2011
Stock options	11.12.2002	54,035	US$26.06	11.12.2002-11.12.2012
Stock options	18.12.2003	100,000	US$33.49	18.12.2003-18.12.2013
Stock options	17.12.2004	100,000	US$33.76	17.12.2004-17.12.2014
Stock options	05.12.2005	75,000	US$35.13	05.12.2005-05.12.2015
Stock options	22.02.2007	120,310	US$42.96	22.02.2007-22.02.2017
RSUs	24.02.2006	27,500	N/A	24.02.2013
RSUs	20.02.2006	19,350	N/A	01.03.2009
RSUs	22.02.2007	19,250	N/A	01.03.2010
RSUs — dividend re-investment	Various	2,285	N/A	N/A
DSUs	Various	50,333	N/A	N/A

Deirdre Stanley
Stock options	08.07.2002	100,000	US$30.83	08.07.2002-08.07.2012
Stock options	18.12.2003	20,000	US$33.49	18.12.2003-18.12.2013
Stock options	17.12.2004	25,000	US$33.76	17.12.2004-17.12.2014
Stock options	05.12.2005	25,000	US$35.13	05.12.2005-05.12.2015
Stock options	22.02.2007	33,090	US$42.96	22.02.2007-22.02.2017
RSUs	24.02.2006	7,100	N/A	01.03.2009
RSUs	22.02.2007	5,300	N/A	01.03.2010
RSUs — dividend re-investment	Various	390	N/A	N/A
DSUs	Various	7,168	N/A	N/A

Gustav Carlson
Stock options	28.04.2006	30,000	US$40.10	28.04.2006-28.04.2016
Stock options	22.02.2007	27,070	US$42.96	22.02.2007-22.02.2017
RSUs	28.04.2006	5,700	N/A	01.03.2009
RSUs	22.02.2007	4,340	N/A	01.03.2010
RSUs — dividend re-investment	Various	313	N/A	N/A

Name	DSUs

Richard M. Thomson	22,502
Ron D. Barbaro	15,519
V. Maureen Kempson Darkes	18,079
Vance K. Opperman	22,068
Roger L. Martin	17,338
Steven A. Denning	16,339
John M. Thompson	12,536
John A. Tory	2,530
Mary Cirillo	6,449
Peter J. Thomson	1,366
Michael J. Sabia	2,890

As at 20 February 2008, in respect of Bear Stearns and 22 February 2008, in respect of Woodbridge (the respective latest practicable dates prior to the publication of this document), the following persons acting in concert with Thomson held the following interests in, or rights to subscribe in respect of, relevant Thomson securities:

Number of
Thomson
Name	Shares

Woodbridge	449,278,894
Bear, Stearns & Co. Inc.	100,808

As at 20 February 2008 (the respective latest practicable date prior to the publication of this document), the following persons acting in concert with Thomson had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Thomson securities, including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or to take delivery:

Number of
Thomson
Name	Shares

Bear, Stearns & Co. Inc.	469,596

Set out below are details of any relevant Thomson securities which Thomson, or any person acting in concert with Thomson, has as at 20 February 2008 (the latest practicable date prior to the publication of this document), borrowed or lent, save for any borrowed shares which have either been on-lent or sold:

Number of
Thomson
Name	Shares

Bear, Stearns & Co. Inc.	8,953,641 (Borrowed)

As at 20 February 2008 (the latest practicable date prior to the publication of this document), the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Reuters, or to any company which is an associate of Reuters by virtue of Section 7.2 above, or to any person acting in concert with Reuters held the following interests in, or rights to subscribe in respect of, relevant Thomson securities:

	Number of
	Thomson	Nature of
Name	Shares	Interest

Citigroup Inc.	15,132	Long

Morgan Stanley & Co. Inc.	7,580	Long

UBS Securities LLC	73	Long

UBS Wealth Mgmt (US)	58	Long

As at 20 February 2008 (the latest practicable date prior to the publication of this document) the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Reuters, or to any company which is an associate of Reuters by virtue of Section 7.2 above, or to any person acting in concert with Reuters had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Thomson securities, including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or to take delivery:

	Number of
	Thomson	Nature of
Name	Shares	Interest

Morgan Stanley & Co. Inc.	117,200	Short
UBS Securities LLC	193,587	Short
PR Annex lll,
3.3

7.6	Dealings in Thomson Shares

The following dealings for value in relevant Thomson securities by Thomson have taken place during the disclosure period:

	Number of
	Thomson
Transaction Type	Shares	Date	Avg. Price		Lowest Price	Highest Price

Repurchase	50,000	04.05.2006	C$	45.18
	20,000	05.05.2006	C$	45.20
	25,000	08.05.2006	C$	44.93
	78,700	09.05.2006	C$	44.69
	50,000	10.05.2006	C$	44.18
	50,000	11.05.2006	C$	43.75
	25,600	12.05.2006	C$	43.29
	25,000	15.05.2006	C$	43.81
	25,000	16.05.2006	C$	44.30
	36,300	17.05.2006	C$	44.13
	65,000	18.05.2006	C$	44.12
	39,400	19.05.2006	C$	43.99
	42,300	23.05.2006	C$	43.56
	75,000	24.05.2006	C$	43.45
	99,800	25.05.2006	C$	43.50
	31,000	26.05.2006	C$	43.98
	20,000	29.05.2006	C$	44.40
	50,000	30.05.2006	C$	45.04
	35,000	31.05.2006	C$	45.68
	35,000	01.06.2006	C$	45.72
	11,900	02.06.2006	C$	46.06
	25,000	05.06.2006	C$	46.25
	25,000	06.06.2006	C$	45.79
	11,800	07.06.2006	C$	45.48
	21,000	08.06.2006	C$	45.56
	100,000	09.06.2006	C$	45.73
	25,000	12.06.2006	C$	45.95
	100,000	13.06.2006	C$	45.67
	30,000	14.06.2006	C$	45.04
	30,000	15.06.2006	C$	44.23
	32,200	16.06.2006	C$	44.06
	11,900	19.06.2006	C$	43.75
	13,000	20.06.2006	C$	43.95
	25,000	21.06.2006	C$	44.00
	40,000	22.06.2006	C$	43.98
	49,900	23.06.2006	C$	43.89
	91,700	26.06.2006	C$	43.77
	40,000	27.06.2006	C$	43.44

	Number of
	Thomson
Transaction Type	Shares	Date	Avg. Price		Lowest Price	Highest Price

	70,000	28.06.2006	C$	43.23
	25,000	29.06.2006	C$	42.70
	33,500	30.06.2006	C$	43.22
	19,600	04.07.2006	C$	42.89
	20,400	05.07.2006	C$	42.60
	50,000	06.07.2006	C$	42.97
	14,700	07.07.2006	C$	43.05
	51,900	10.07.2006	C$	43.69
	86,500	11.07.2006	C$	44.16
	43,600	12.07.2006	C$	43.97
	70,000	13.07.2006	C$	43.30
	43,300	14.07.2006	C$	43.68
	21,000	17.07.2006	C$	43.85
	31,000	18.07.2006	C$	43.77
	90,000	19.07.2006	C$	43.49
	41,200	20.07.2006	C$	43.02
	20,000	21.07.2006	C$	43.45
	40,000	24.07.2006	C$	43.43
	40,000	25.07.2006	C$	43.50
	40,000	26.07.2006	C$	43.87
	76,800	28.07.2006	C$	44.62
	22,200	31.07.2006	C$	44.73
	22,200	01.08.2006	C$	44.79
	22,200	02.08.2006	C$	45.17
	22,200	03.08.2006	C$	45.22
	21,000	04.08.2006	C$	45.20
	22,200	08.08.2006	C$	45.25
	22,200	09.08.2006	C$	45.42
	30,000	10.08.2006	C$	44.50
	15,800	11.08.2006	C$	44.20
	14,100	14.08.2006	C$	44.41
	21,200	15.08.2006	C$	44.48
	16,500	16.08.2006	C$	44.75
	25,300	17.08.2006	C$	44.84
	27,900	18.08.2006	C$	44.56
	20,000	21.08.2006	C$	45.10
	20,000	22.08.2006	C$	45.37
	20,000	23.08.2006	C$	45.02
	20,000	24.08.2006	C$	44.89
	15,000	25.08.2006	C$	44.61
	11,600	28.08.2006	C$	44.84
	22,900	29.08.2006	C$	44.56
	13,900	30.08.2006	C$	44.58
	33,300	31.08.2006	C$	44.49
	13,100	01.09.2006	C$	44.93
	20,000	05.09.2006	C$	44.11
	34,000	06.09.2006	C$	43.71
	30,500	07.09.2006	C$	43.38
	20,700	08.09.2006	C$	43.38
	25,000	11.09.2006	C$	43.18
	15,000	12.09.2006	C$	43.29
	18,700	13.09.2006	C$	43.19
	13,100	14.09.2006	C$	43.09
	5,400	15.09.2006	C$	43.44
	29,800	18.09.2006	C$	43.43
	15,200	19.09.2006	C$	43.32

	Number of
	Thomson
Transaction Type	Shares	Date	Avg. Price		Lowest Price	Highest Price

	14,600	20.09.2006	C$	44.10
	20,900	21.09.2006	C$	44.65
	42,300	22.09.2006	C$	45.14
	17,800	25.09.2006	C$	45.26
	18,100	26.09.2006	C$	45.60
	27,800	27.09.2006	C$	45.18
	21,600	28.09.2006	C$	45.24
	25,300	29.09.2006	C$	45.02
	11,600	02.10.2006	C$	45.16
	23,600	03.10.2006	C$	45.18
	8,200	04.10.2006	C$	45.54
	26,000	05.10.2006	C$	45.73
	20,000	06.10.2006	C$	44.80
	25,000	10.10.2006	C$	44.36
	12,000	11.10.2006	C$	43.93
	16,400	12.10.2006	C$	44.12
	16,000	13.10.2006	C$	44.42
	13,200	16.10.2006	C$	44.43
	15,600	17.10.2006	C$	44.45
	29,000	18.10.2006	C$	44.67
	21,100	19.10.2006	C$	44.65
	51,700	20.10.2006	C$	45.81
	20,000	23.10.2006	C$	45.98
	19,300	24.10.2006	C$	45.54
	17,900	25.10.2006	C$	47.10
	30,000	26.10.2006	C$	47.03
	21,100	27.10.2006	C$	46.18
	20,000	30.10.2006	C$	46.05
	14,000	31.10.2006	C$	46.45
	18,300	01.11.2006	C$	46.23
	12,500	02.11.2006	C$	46.26
	26,900	03.11.2006	C$	46.48
	20,000	06.11.2006	C$	46.51
	20,400	07.11.2006	C$	46.39
	18,000	08.11.2006	C$	46.34
	18,800	09.11.2006	C$	46.42
	15,000	10.11.2006	C$	46.36
	14,900	13.11.2006	C$	46.68
	14,000	14.11.2006	C$	47.11
	25,600	15.11.2006	C$	47.52
	28,000	16.11.2006	C$	47.60
	25,000	23.11.2006	C$	48.46
	22,100	24.11.2006	C$	48.41
	18,000	27.11.2006	C$	48.09
	33,200	28.11.2006	C$	48.27
	31,200	29.11.2006	C$	48.70
	43,000	30.11.2006	C$	48.84
	52,800	01.12.2006	C$	48.65
	20,000	04.12.2006	C$	49.11
	20,000	05.12.2006	C$	49.28
	19,400	06.12.2006	C$	48.99
	20,000	07.12.2006	C$	49.01
	20,000	08.12.2006	C$	49.18
	20,000	11.12.2006	C$	48.63
	20,000	12.12.2006	C$	48.64
	20,600	13.12.2006	C$	48.73

	Number of
	Thomson
Transaction Type	Shares	Date	Avg. Price		Lowest Price	Highest Price

	20,000	14.12.2006	C$	48.89
	20,000	15.12.2006	C$	48.57
	30,000	18.12.2006	C$	48.49
	65,000	19.12.2006	C$	47.65
	55,000	20.12.2006	C$	48.14
	10,000	21.12.2006	C$	47.88
	10,000	22.12.2006	C$	47.76
	10,000	27.12.2006	C$	47.86
	10,000	28.12.2006	C$	48.01
	10,000	29.12.2006	C$	48.53
	10,000	02.01.2007	C$	48.67
	25,000	03.01.2007	C$	49.01
	25,000	04.01.2007	C$	48.63
	55,000	05.01.2007	C$	47.50
	10,000	08.01.2007	C$	47.67
	15,000	09.01.2007	C$	47.43
	10,000	10.01.2007	C$	47.64
	20,000	11.01.2007	C$	47.77
	30,000	12.01.2007	C$	47.96
	10,000	15.01.2007	C$	47.90
	25,000	16.01.2007	C$	47.95
	35,000	17.01.2007	C$	47.53
	28,400	18.01.2007	C$	47.77
	30,000	19.01.2007	C$	47.91
	30,000	22.01.2007	C$	48.02
	10,000	23.01.2007	C$	48.16
	10,000	24.01.2007	C$	49.27
	10,000	25.01.2007	C$	49.36
	10,000	26.01.2007	C$	49.43
	15,000	29.01.2007	C$	49.55
	20,000	30.01.2007	C$	49.34
	21,600	31.01.2007	C$	49.53
	15,000	01.02.2007	C$	49.93
	15,000	02.02.2007	C$	50.53
	20,000	05.02.2007	C$	50.84
	25,000	06.02.2007	C$	51.13
	30,000	07.02.2007	C$	50.58
	15,000	08.02.2007	C$	50.78
	25,000	09.02.2007	C$	51.29
	25,000	12.02.2007	C$	50.01
	20,000	13.02.2007	C$	50.05
	40,000	14.02.2007	C$	50.34
	40,000	15.02.2007	C$	50.30
	40,000	16.02.2007	C$	50.64
	35,000	19.02.2007	C$	50.94
	25,000	26.02.2007	C$	48.63
	23,000	27.02.2007	C$	47.78
	25,000	28.02.2007	C$	47.22
	20,000	01.03.2007	C$	47.14
	20,000	02.03.2007	C$	47.28
	15,000	05.03.2007	C$	47.37
	15,000	06.03.2007	C$	48.02
	20,000	07.03.2007	C$	47.66
	15,000	08.03.2007	C$	48.06
	22,000	09.03.2007	C$	48.17
	13,000	12.03.2007	C$	47.94

	Number of
	Thomson
Transaction Type	Shares	Date	Avg. Price		Lowest Price		Highest Price

	13,000	13.03.2007	C$	47.94
	13,000	14.03.2007	C$	48.00
	20,000	15.03.2007	C$	48.33
	20,000	16.03.2007	C$	48.71
	19,000	19.03.2007	C$	48.92
	25,000	20.03.2007	C$	49.00
	27,000	21.03.2007	C$	49.12
	25,000	22.03.2007	C$	49.35
	25,000	23.03.2007	C$	49.32
	20,000	26.03.2007	C$	48.93
	20,000	27.03.2007	C$	48.93
	22,000	28.03.2007	C$	48.62
	18,000	29.03.2007	C$	48.67
	25,000	30.03.2007	C$	48.10
	20,000	02.04.2007	C$	47.85
	20,700	03.04.2007	C$	47.74
	25,000	04.04.2007	C$	47.63
	29,300	05.04.2007	C$	47.50
	19,000	09.04.2007	C$	47.40
	20,000	10.04.2007	C$	47.86
	19,000	11.04.2007	C$	48.06
	17,000	12.04.2007	C$	48.30
	21,000	13.04.2007	C$	48.40
	17,000	16.04.2007	C$	48.30
	22,000	17.04.2007	C$	48.18
	15,000	18.04.2007	C$	48.31
	25,000	19.04.2007	C$	48.21
	25,000	20.04.2007	C$	48.07
	25,000	23.04.2007	C$	47.60
	20,000	24.04.2007	C$	48.12
	20,000	25.04.2007	C$	48.22
	19,000	26.04.2007	C$	49.56
	20,000	27.04.2007	C$	49.11
	22,000	30.04.2007	C$	48.92
	17,000	01.05.2007	C$	48.97
	18,000	02.05.2007	C$	48.57
	19,000	03.05.2007	C$	48.45
	20,000	04.05.2007	C$	48.23
	175,000	23.11.2007	C$	38.91	C$	38.03	C$	39.45
	175,000	26.11.2007	C$	38.69	C$	38.47	C$	39.13
	175,000	27.11.2007	C$	38.12	C$	37.86	C$	38.65
	175,000	28.11.2007	C$	39.38	C$	39.14	C$	39.65
	50,000	29.11.2007	C$	38.93	C$	38.51	C$	39.36
	175,000	30.11.2007	C$	38.81	C$	38.50	C$	39.45
	175,000	03.12.2007	C$	38.72	C$	38.50	C$	39.06
	175,000	04.12.2007	C$	37.99	C$	37.63	C$	38.60
	175,000	05.12.2007	C$	37.95	C$	37.59	C$	38.28
	175,500	06.12.2007	C$	38.19	C$	38.00	C$	38.50
	50,000	07.12.2007	C$	38.12	C$	37.81	C$	38.43
	50,000	10.12.2007	C$	38.18	C$	37.92	C$	38.45
	50,000	11.12.2007	C$	38.76	C$	37.97	C$	39.38
	50,000	12.12.2007	C$	39.03	C$	38.71	C$	39.48
	50,000	13.12.2007	C$	38.31	C$	38.18	C$	38.43
	50,000	14.12.2007	C$	38.97	C$	38.41	C$	39.30
	50,000	17.12.2007	C$	38.53	C$	38.09	C$	38.95
	50,000	18.12.2007	C$	38.86	C$	38.62	C$	39.29

	Number of
	Thomson
Transaction Type	Shares	Date	Avg. Price		Lowest Price		Highest Price

	50,000	19.12.2007	C$	38.56	C$	38.38	C$	38.82
	50,000	20.12.2007	C$	39.28	C$	38.61	C$	40.12
	50,000	21.12.2007	C$	40.03	C$	39.34	C$	40.42
	50,000	24.12.2007	C$	40.55	C$	40.31	C$	40.78
	50,000	27.12.2007	C$	40.00	C$	39.49	C$	40.42
	50,000	28.12.2007	C$	40.09	C$	39.87	C$	40.31
	50,000	31.12.2007	C$	40.44	C$	39.99	C$	40.64

All relevant Thomson securities purchased by Thomson as referred to in the table above were cancelled.

The following dealings for value in relevant Thomson securities by the Thomson Directors have taken place during the disclosure period:

		Type of	Number of
	Transaction	Thomson	Thomson
Name	Type	Security	Shares	Date	Price		Term

W. Geoffrey Beattie (held in name of Cannonbury Investments Limited)	Dividend reinvestment	RSUs	85	15.06.2006
	Dividend reinvestment	RSUs	87	15.09.2006
	Dividend reinvestment	RSUs	344	15.12.2006
	Dividend reinvestment	RSUs	92	15.03.2007
	Dividend reinvestment	RSUs	91	15.06.2007
	Dividend reinvestment	RSUs	94	15.09.2007
	Dividend reinvestment	RSUs	101	15.12.2007
	Grant	RSUs	100,000	22.02.2008
Richard J. Harrington	Grant	Options	221,700	22.02.2007	US$	42.96	22.02.2007- 22.02.2017
	Dividend reinvestment	RSUs	277.84	15.06.2006
	Dividend reinvestment	RSUs	284.71	15.09.2006
	Dividend reinvestment	RSUs	266.94	15.12.2006
	Dividend reinvestment	RSUs	302.26	15.03.2007
	Dividend reinvestment	RSUs	296.01	15.06.2007
	Dividend reinvestment	RSUs	307.46	17.09.2007
	Dividend reinvestment	RSUs	329.56	17.12.2007
	Grant	RSUs	35,500	22.02.2007
	Dividend reinvestment	RSUs	205.51	15.06.2007
	Dividend reinvestment	RSUs	213.46	17.09.2007
	Dividend reinvestment	RSUs	228.81	17.12.2007
	Grant	RSUs	24,100	22.02.2007
	Dividend reinvestment	RSUs	139.52	15.06.2007
	Dividend reinvestment	RSUs	144.91	17.09.2007
	Dividend reinvestment	RSUs	155.33	17.12.2007
	Dividend reinvestment	DSUs	1,961.24	15.06.2006
	Grant	DSUs	55,797.50	01.08.2006

		Type of	Number of
	Transaction	Thomson	Thomson
Name	Type	Security	Shares	Date	Price		Term

	Dividend reinvestment	DSUs	2,296.95	15.09.2006
	Dividend reinvestment	DSUs	2,153.63	15.12.2006
	Dividend reinvestment	DSUs	2,438.53	15.03.2007
	Dividend reinvestment	DSUs	2,388.11	15.06.2007
	Grant	DSUs	55,000.00	13.08.2007
	Dividend reinvestment	DSUs	2,779.40	17.09.2007
	Dividend reinvestment	DSUs	2,979.22	17.12.2007
	Grant	RSUs	144,000	22.02.2008
Ronald D. Barbaro	Grant	DSUs	164	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	76	15.06.2006	C$	45.12
	Grant	DSUs	172	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	80	15.09.2006	C$	43.15
	Grant	DSUs	158	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	74	15.12.2006	C$	48.82
	Grant	DSUs	163	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	87	15.03.2007	C$	48.05
	Grant	DSUs	160	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	89	15.06.2007	C$	44.55
	Grant	DSUs	160	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	92	15.09.2007	C$	42.83
	Grant	DSUs	174	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	96	15.12.2007	C$	38.86
Mary Cirillo	Grant	DSUs	542	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	15	15.06.2006	C$	45.12
	Grant	DSUs	621	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	19	15.09.2006	C$	43.15
	Grant	DSUs	545	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	20	15.12.2006	C$	48.82
	Grant	DSUs	587	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	27	15.03.2007	C$	48.05
	Grant	DSUs	600	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	31	15.06.2007	C$	44.55
	Grant	DSUs	529	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	35	15.09.2007	C$	42.83
	Grant	DSUs	626	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	40	15.12.2007	C$	38.86
Robert D. Daleo	Dividend reinvestment	RSUs	288	15.06.2006
	Dividend reinvestment	RSUs	75	15.06.2006
	Dividend reinvestment	RSUs	153	15.06.2006
	Dividend reinvestment	RSUs	76	15.09.2006
	Dividend reinvestment	RSUs	156	15.09.2006

		Type of	Number of
	Transaction	Thomson	Thomson
Name	Type	Security	Shares	Date	Price		Term

	Dividend reinvestment	RSUs	295	15.09.2006
	Dividend reinvestment	RSUs	147	15.12.2006
	Dividend reinvestment	RSUs	275	15.12.2006
	Dividend reinvestment	RSUs	72	15.12.2006
	Purchase	Common shares	166	31.01.2007	C$	34.64
	Grant	Options	130,830	22.02.2007	US$	42.96
	Grant	RSUs	20,930	22.02.2007
	Dividend reinvestment	RSUs	166	15.03.2007
	Dividend reinvestment	RSUs	81	15.03.2007
	Dividend reinvestment	RSUs	313	15.03.2007
	Dividend reinvestment	RSUs	163	15.06.2007
	Dividend reinvestment	RSUs	121	15.06.2007
	Dividend reinvestment	RSUs	80	15.06.2007
	Dividend reinvestment	RSUs	306	15.06.2007
	Dividend reinvestment	ESPP	5	15.06.2007	C$	42.46
	Purchase	ESPP	165	29.06.2007	C$	42.83
	Grant	DSUs	13,333	08.08.2007
	Dividend reinvestment	ESPP	6	15.09.2007	C$	41.45
	Dividend reinvestment	RSUs	169	17.09.2007
	Dividend reinvestment	DSUs	390	17.09.2007
	Dividend reinvestment	RSUs	83	17.09.2007
	Dividend reinvestment	RSUs	126	17.09.2007
	Purchase	ESPP	138	28.09.2007	C$	35.64
	Purchase	Common shares	100	27.11.2007	C$	38.31
	Purchase	Common shares	400	27.11.2007	C$	38.32
	Purchase	Common shares	100	27.11.2007	C$	38.31
	Purchase	Common shares	200	27.11.2007	C$	38.33
	Purchase	Common shares	200	27.11.2007	C$	38.47
	Purchase	Common shares	300	27.11.2007	C$	38.44
	Purchase	Common shares	300	27.11.2007	C$	38.50
	Purchase	Common shares	100	27.11.2007	C$	38.46
	Purchase	Common shares	200	27.11.2007	C$	38.52
	Purchase	Common shares	200	27.11.2007	C$	38.46
	Purchase	Common shares	300	27.11.2007	C$	38.45
	Purchase	Common shares	100	27.11.2007	C$	38.52
	Dividend reinvestment	ESPP	7	17.12.2007	C$	38.46
	Dividend reinvestment	RSUs	181	17.12.2007
	Dividend reinvestment	RSUs	88	17.12.2007
	Dividend reinvestment	RSUs	134	17.12.2007
	Dividend reinvestment	DSUs	419	17.12.2007
	Grant	RSUs	100,000	22.02.2008
Steven A. Denning	Grant	DSUs	598	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	65	15.06.2006	C$	45.12
	Grant	DSUs	653	15.09.2006	C$	43.15

		Type of	Number of
	Transaction	Thomson	Thomson
Name	Type	Security	Shares	Date	Price		Term

	Dividend reinvestment	DSUs	71	15.09.2006	C$	43.15
	Grant	DSUs	598	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	68	15.12.2006	C$	48.82
	Grant	DSUs	673	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	83	15.03.2007	C$	48.05
	Grant	DSUs	660	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	88	15.06.2007	C$	44.55
	Grant	DSUs	613	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	93	15.09.2007	C$	42.83
	Purchase	Common shares	20,000	11.11.2007	C$	37.43
	Grant	DSUs	691	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	101	15.12.2007	C$	38.86
V. Maureen Kempston-Darkes	Grant	DSUs	567	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	75	15.06.2006	C$	45.12
	Grant	DSUs	621	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	82	15.09.2006	C$	43.15
	Grant	DSUs	616	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	78	15.12.2006	C$	48.82
	Grant	DSUs	636	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	94	15.03.2007	C$	48.05
	Grant	DSUs	624	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	99	15.06.2007	C$	44.55
	Grant	DSUs	529	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	104	15.09.2007	C$	42.83
	Grant	DSUs	678	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	112	15.12.2007	C$	38.86
Roger L. Martin	Grant	DSUs	641	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	70	15.06.2006	C$	45.12
	Grant	DSUs	724	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	77	15.09.2006	C$	43.15
	Grant	DSUs	592	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	73	15.12.2006	C$	48.82
	Grant	DSUs	661	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	89	15.03.2007	C$	48.05
	Grant	DSUs	648	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	93	15.06.2007	C$	44.55
	Grant	DSUs	625	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	99	15.09.2007	C$	42.83
	Grant	DSUs	756	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	107	15.12.2007	C$	38.86
Vance K. Opperman	Grant	DSUs	703	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	92	15.06.2006	C$	45.12
	Grant	DSUs	789	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	101	15.09.2006	C$	43.15
	Grant	DSUs	652	15.12.2006	C$	48.82

		Type of	Number of
	Transaction	Thomson	Thomson
Name	Type	Security	Shares	Date	Price		Term

	Dividend reinvestment	DSUs	95	15.12.2006	C$	48.82
	Grant	DSUs	722	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	115	15.03.2007	C$	48.05
	Grant	DSUs	707	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	120	15.06.2007	C$	44.55
	Grant	DSUs	685	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	127	15.09.2007	C$	42.83
	Grant	DSUs	822	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	137	15.12.2007	C$	38.86
Michael J. Sabia	Grant	DSUs	474	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	2	15.12.2006	C$	48.82
	Grant	DSUs	612	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	6	15.03.2007	C$	48.05
	Grant	DSUs	576	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	10	15.06.2007	C$	44.55
	Grant	DSUs	553	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	13	15.09.2007	C$	42.83
	Grant	DSUs	626	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	18	15.12.2007	C$	38.86
John M. Thompson	Grant	DSUs	672	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	43	15.06.2006	C$	45.12
	Grant	DSUs	731	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	49	15.09.2006	C$	43.15
	Grant	DSUs	669	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	48	15.12.2006	C$	48.82
	Grant	DSUs	672	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	60	15.03.2007	C$	48.05
	Grant	DSUs	708	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	64	15.06.2007	C$	44.55
	Grant	DSUs	685	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	70	15.09.2007	C$	42.83
	Grant	DSUs	796	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	77	15.12.2007	C$	38.86
Peter J. Thomson	Grant	DSUs	164	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	2	15.06.2006	C$	45.12
	Grant	DSUs	172	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	3	15.09.2006	C$	43.15
	Grant	DSUs	158	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	3	15.12.2006	C$	48.82
	Grant	DSUs	163	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	5	15.03.2007	C$	48.05
	Grant	DSUs	160	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	6	15.06.2007	C$	44.55
	Grant	DSUs	160	15.09.2007	C$	42.83

		Type of	Number of
	Transaction	Thomson	Thomson
Name	Type	Security	Shares	Date	Price		Term

	Dividend reinvestment	DSUs	7	15.09.2007	C$	42.83
	Grant	DSUs	174	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	8	15.12.2007	C$	38.86
Richard M. Thomson	Grant	DSUs	666	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	96	15.06.2006	C$	45.12
	Grant	DSUs	724	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	104	15.09.2006	C$	43.15
	Grant	DSUs	592	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	98	15.12.2006	C$	48.82
	Grant	DSUs	709	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	119	15.03.2007	C$	48.05
	Grant	DSUs	671	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	123	15.06.2007	C$	44.55
	Grant	DSUs	649	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	130	15.09.2007	C$	42.83
	Grant	DSUs	783	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	140	15.12.2007	C$	38.86
John A. Tory	Grant	DSUs	164	15.06.2006	C$	45.12
	Dividend reinvestment	DSUs	8	15.06.2006	C$	45.12
	Grant	DSUs	172	15.09.2006	C$	43.15
	Dividend reinvestment	DSUs	9	15.09.2006	C$	43.15
	Grant	DSUs	158	15.12.2006	C$	48.82
	Dividend reinvestment	DSUs	9	15.12.2006	C$	48.82
	Grant	DSUs	163	15.03.2007	C$	48.05
	Dividend reinvestment	DSUs	12	15.03.2007	C$	48.05
	Grant	DSUs	160	15.06.2007	C$	44.55
	Dividend reinvestment	DSUs	13	15.06.2007	C$	44.55
	Grant	DSUs	160	15.09.2007	C$	42.83
	Dividend reinvestment	DSUs	14	15.09.2007	C$	42.83
	Grant	DSUs	174	15.12.2007	C$	38.86
	Dividend reinvestment	DSUs	16	15.12.2007	C$	38.86

The following dealings for value in relevant Thomson securities by persons acting in concert with Thomson have taken place during the disclosure period:

		Number of
	Transaction	Thomson
Name	Type	Shares	Date	Price

Woodbridge	Disposition	15,086	31.05.2007	C$45.35
	Purchase	245,000	05.06.2007	C$45.20
	Purchase	5,000	05.06.2007	C$45.19
	Disposition	2	05.06.2007	C$46.36
	Purchase	150,000	06.06.2007	C$44.74
	Purchase	100,000	06.06.2007	C$44.73
	Disposition	11,385	11.06.2007	C$44.83
	Dividend reinvestment	77,807	15.06.2007	C$47.17
	Disposition	156,276	16.07.2007	C$45.80
	Disposition	1,625	25.07.2007	C$45.28
	Disposition	136,150	07.09.2007	C$43.31
	Dividend reinvestment	85,473	17.09.2007	C$42.37
	Dividend reinvestment	83,960	17.09.2007	C$38.75
	Purchase	400,000	23.11.2007	C$38.93
	Purchase	5,000	23.11.2007	C$38.93

		Number of
	Transaction	Thomson
Name	Type	Shares	Date	Price

	Purchase	5,000	26.11.2007	C$38.60
	Purchase	60,000	30.11.2007	C$38.70
	Purchase	190,000	30.11.2007	C$37.66
	Purchase	25,000	04.12.2007	C$37.65
	Purchase	50,000	04.12.2007	C$37.50
	Purchase	15,000	04.12.2007	C$37.58
	Purchase	2,000	05.12.2007	C$37.62
	Purchase	20,800	05.12.2007	C$37.62
	Purchase	16,100	05.12.2007	C$37.63
	Purchase	25,400	05.12.2007	C$37.67
	Purchase	25,000	05.12.2007	C$37.70
	Dividend reinvestment	83,724	17.12.2007	C$40.01
	Disposition	25,900	17.12.2007	C$38.61
	Purchase	25,700	18.12.2007	C$38.84
Bear, Stearns & Co. Inc.	Purchase	100,050	04.05.2006 to 03.08.2006	C$42.40 to C$45.88
	Sale	76,191	04.05.2006 to 03.08.2006	C$42.66 to C$46.29
	Purchase	136,319	04.08.2006 to 03.11.2006	C$42.89 to C$47.12
	Sale	35,641	04.08.2006 to 03.11.2006	C$43.13 to C$47.69
	Purchase	105,088	04.11.2006 to 03.02.2007	C$46.02 to C$51.07
	Sale	41,890	04.11.2006 to 03.02.2007	C$46.20 to C$51.13
	Purchase	44,850	04.02.2007 to 03.03.2007	C$46.85 to C$51.70
	Sale	54,130	04.02.2007 to 03.03.2007	C$46.74 to C$51.70
	Purchase	23,150	04.03.2007 to 03.04.2007	C$47.51 to C$49.50
	Sale	34,400	04.03.2007 to 03.04.2007	C$47.20 to C$49.51
	Purchase	73,133	04.04.2007 to 03.05.2007	C$47.24 to C$49.82
	Sale	30,015	04.04.2007 to 03.05.2007	C$47.57 to C$50.02
	Purchase	174,477	04.05.2007 to 03.06.2007	C$44.16 to C$48.79
	Sale	523,543	04.05.2007 to 03.06.2007	C$44.98 to C$48.52
	Purchase	60,461	04.06.2007 to 03.07.2007	C$42.98 to C$45.72
	Sale	128,648	04.06.2007 to 03.07.2007	C$43.20 to C$45.70
	Purchase	310,468	04.07.2007 to 03.08.2007	C$42.45 to C$46.10
	Sale	256,714	04.07.2007 to 03.08.2007	C$43.40 to C$46.15
	Purchase	189,842	04.08.2007 to 03.09.2007	C$41.36 to C$44.68
	Sale	300,282	04.08.2007 to 03.09.2007	C$41.37 to C$44.72
	Purchase	50,652	04.09.2007 to 03.10.2007	C$41.54 to C$44.33
	Sale	434,605	04.09.2007 to 03.10.2007	C$41.90 to C$44.30
	Purchase	121,996	04.10.2007 to 03.11.2007	C$41.66 to C$44.26
	Sale	77,215	04.10.2007 to 03.11.2007	C$41.82 to C$44.49
	Purchase	190,572	04.11.2007 to 03.12.2007	C$36.61 to C$43.42
	Sale	748,277	04.11.2007 to 03.12.2007	C$36.60 to C$43.40
	Purchase	460,717	04.12.2007 to 03.01.2008	C$37.39 to C$40.52
	Sale	488,447	04.12.2007 to 03.01.2008	C$37.60 to C$40.83
	Purchase	367,313	04.01.2008 to 03.02.2008	C$33.58 to C$40.26
	Sale	488,819	04.01.2008 to 03.02.2008	C$33.55 to C$40.31
	Purchase	478,941	04.02.2008 to 20.02.2008	C$33.64 to C$36.38
	Sale	170,350	04.02.2008 to 20.02.2008	C$33.84 to C$36.59

Aggregation has been carried out in respect of the dealings by Bear, Stearns & Co. Inc. and Bear, Stearns International Trading Limited in accordance with Note 2 to Rule 24.3 of the City Code. All purchases and sales have been aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full list of all Bear, Stearns & Co. Inc. and Bear, Stearns International Trading Limited dealings is available for inspection at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

The following dealings for value in relevant Thomson securities by persons with whom Reuters, or any person acting in concert with Reuters, has an arrangement have taken place during the disclosure period:

		Number of
	Transaction	Thomson
Name	Type	Shares	Date	Price

Citigroup Global Markets Limited	Purchase	3705	07.05.2007	C$47.25
Citigroup Global Markets Limited	Sale	3705	07.05.2007	C$47.23
Citigroup Global Markets Limited	Purchase	118	10.05.2007	C$45.03
Citigroup Global Markets Limited	Sale	118	10.05.2007	C$45.01

UBS Securities LLC	Purchase	66,022	04.05.2007 to 03.06.2007	C$41.25 to C$48.13
UBS Securities LLC	Sale	411,856	04.05.2007 to 03.06.2007	C$40.72 to C$48.13
UBS Securities LLC	Purchase	13,895	04.06.2007 to 03.07.2007	C$40.71 to C$45.02
UBS Securities LLC	Sale	930,600	04.06.2007 to 03.07.2007	C$40.77 to C$45.13
UBS Securities LLC	Purchase	59,837	04.07.2007 to 03.08.2007	C$40.47 to C$44.48
UBS Securities LLC	Sale	289,015	04.07.2007 to 03.08.2007	C$41.92 to C$45.84
UBS Securities LLC	Purchase	48,188	04.08.2007 to 03.09.2007	C$38.96 to C$43.91
UBS Securities LLC	Sale	65,153	04.08.2007 to 03.09.2007	C$39.77 to C$44.54
UBS Securities LLC	Purchase	38,734	04.09.2007 to 03.10.2007	C$41.14 to C$43.47
UBS Securities LLC	Sale	17,118	04.09.2007 to 03.10.2007	C$41.14 to C$43.72
UBS Securities LLC	Purchase	1,490	04.10.2007 to 03.11.2007	C$41.93 to C$46.17
UBS Securities LLC	Sale	332,031	04.10.2007 to 03.11.2007	C$41.89 to C$46.50
UBS Securities LLC	Purchase	22,076	04.11.2007 to 03.12.2007	C$38.10 to C$46.85
UBS Securities LLC	Sale	8,155	04.11.2007 to 03.12.2007	C$37.11 to C$44.81
UBS Securities LLC	Purchase	36,523	04.12.2007 to 03.01.2008	C$37.09 to C$41.00
UBS Securities LLC	Sale	526,112	04.12.2007 to 03.01.2008	C$37.41 to C$41.15
UBS Securities LLC	Purchase	544,894	04.01.2008 to 03.02.2008	C$32.89 to C$40.57
UBS Securities LLC	Sale	615,890	04.01.2008 to 03.02.2008	C$32.89 to C$40.57
UBS Securities LLC	Purchase	221,974	04.02.2008 to 20.02.2008	C$33.45 to C$36.80
UBS Securities LLC	Sale	82,298	04.02.2008 to 20.02.2008	C$33.47 to C$36.51

Aggregation has been carried out in respect of the dealings by UBS Securities LLC in accordance with Note 2 to Rule 24.3 of the City Code. All purchases and sales have been aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full list of all UBS Securities LLC dealings is available for inspection at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

7.7	Interests and Dealings — General

Save as disclosed in Sections 7.3 to 7.6 above, as at 20 February 2008 (the latest practicable date prior to the publication of this document):

•	neither Thomson nor Thomson Reuters PLC, nor any of the Thomson Directors or Thomson Reuters Proposed Directors, nor any person acting in concert with Thomson or Thomson Reuters PLC, nor any person with whom Thomson or Thomson Reuters PLC or any person acting in concert with Thomson or Thomson Reuters PLC has an arrangement, was interested, or held any short positions (whether conditional or absolute or in the money or otherwise, including any short positions under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery) in any relevant Reuters securities, relevant Thomson securities or relevant Thomson Reuters PLC securities nor has any such person dealt for value in any such relevant securities during the disclosure period;

•	neither Thomson nor Thomson Reuters PLC, nor any person acting in concert with Thomson or Thomson Reuters PLC, has borrowed or lent any relevant Reuters securities, relevant Thomson securities or relevant Thomson Reuters PLC securities during the disclosure period, save for any borrowed shares which have been either on-lent or sold.

Save as disclosed in Sections 7.3 to 7.6 above, as at 20 February 2008 (the latest practicable date prior to the publication of this document):

•	neither Reuters, nor any Reuters Directors, nor any companies which are associates of Reuters by virtue of Section 7.2 above nor any pension fund of Reuters or of any associate of Reuters by virtue of Section 7.2 above nor any employee benefit trust of Reuters or of any associate of Reuters, nor any connected adviser (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Reuters, or to any company which is an associate of Reuters by virtue of Section 7.2 above, nor any person with whom Reuters or any associate of Reuters has an arrangement, was interested, or held any short positions (whether conditional or absolute or in the money or otherwise, including any short positions under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery) in any relevant Reuters securities, relevant Thomson securities or relevant Thomson Reuters PLC securities, nor has any such person dealt for value in any such relevant securities during the offer period;

•	neither Reuters, nor any person acting in concert with Reuters, has borrowed or lent any relevant Reuters securities or any relevant Thomson securities or any relevant Thomson Reuters PLC securities save for any borrowed shares which have been either on-lent or sold.

Save as disclosed in Section 9 of Part VI and in Section 1.6 of Part VII no persons have given any irrevocable or other commitment to vote in favour of the Scheme or the resolutions to be proposed at the EGM or the Thomson Shareholders Meeting.

Save as disclosed in this Section 7, none of (i) Thomson or Thomson Reuters PLC or any person acting in concert with Thomson or Thomson Reuters PLC; or (ii) Reuters or any associate of Reuters has any arrangement in relation to any relevant Reuters securities or relevant Thomson securities.

Save as disclosed in this Section 7, no agreement, arrangement or understanding (including any compensation arrangement) exists between, on the one hand, Thomson or Thomson Reuters PLC or any person acting in concert with them and, on the other hand, any of the Reuters Directors or the recent directors, shareholders or recent shareholders of Reuters, or any person interested or recently interested in Reuters Shares, having any connection with or dependence upon the Transaction or which is conditional upon the Transaction.

There is no agreement, arrangement or understanding whereby the beneficial ownership of any Reuters Shares to be acquired by TR (2008) pursuant to the Scheme will be transferred to any other person.

Save as disclosed in Section 7.4 above, no relevant securities of Reuters have been redeemed or purchased by Reuters during the disclosure period.

Save as disclosed in Section 7.6 above, no relevant securities of Thomson or Thomson Reuters PLC have been redeemed or purchased by Thomson or Thomson Reuters PLC during the disclosure period.

7.8	Persons acting in concert

Thomson and Thomson Reuters PLC

The persons who, for the purposes of the City Code, are acting in concert with Thomson and Thomson Reuters PLC in connection with the Transaction are:

Relationship
with
Thomson/
	Registered	Thomson
Name	Office	Reuters PLC

Woodbridge	65 Queen Street West Suite 2400 Toronto, Ontario M5H 2M8 Canada	Shareholder
Bear Stearns	383 Madison Avenue New York, NY 10179 United States	Financial Adviser
Perella Weinberg	20 Grafton Street, London W1S 4DZ United Kingdom	Financial Adviser

Reuters

The persons who, for the purposes of the City Code, are acting in concert with Reuters in connection with the Transaction are:

Relationship
	Registered	with
Name	Office	Reuters

UBS	1 Finsbury Avenue London EC2M 2PP United Kingdom	Financial Adviser
Citi	Citigroup Centre 33 Canada Square London E14 5LB United Kingdom	Financial Adviser
Blackstone	40 Berkeley Square London W1J 5AL United Kingdom	Financial Adviser
Morgan Stanley	25 Cabot Square Canary Wharf London E14 4QA United Kingdom	Financial Adviser
JPMorgan Cazenove	20 Moorgate London EC2R 6DA United Kingdom	Financial Adviser
PR Annex I,
23.2
PR Annex III,
10.4
PR Annex I,
5.1.1 to 5.1.5
PR Annex III,
4.2

8.	Incorporation, registered office and activity of Thomson Reuters PLC

Thomson Reuters PLC was incorporated and registered in England and Wales under the Act as a private company limited by shares on 6 March 2007 with the name ‘’Alnery No. 2689 Limited” and the registered number 6141013. By a special resolution, Alnery No. 2689 Limited changed its name to “Thomson-Reuters Limited” on 9 May 2007. It was re-registered as a public company limited by shares under section 43 of the Act with the name ‘’Thomson Reuters PLC” on 31 January 2008. The principal legislation under which Thomson Reuters PLC operates, and under which the Thomson Reuters PLC Shares were created, is the Act and the regulations made thereunder. Thomson Reuters PLC is domiciled in the United Kingdom with its registered and head office at The Quadrangle, 180 Wardour Street, London W1A 4YG. On Admission, Thomson Reuters PLC’s head office will be The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP. The telephone number of Thomson Reuters PLC’s registered office is +44 (0)20 7437 9787.

Thomson Reuters PLC has not traded since incorporation. By various resolutions proposed and passed at a general meeting of Thomson Reuters PLC on 22 February 2008, it was resolved that PwC UK be appointed as auditors of Thomson Reuters PLC to hold office until the conclusion of the annual general meeting to be held by the Company in 2009 at which accounts are laid before the Company.
PR Annex I,
21.1.1

9.	Share capital of Thomson Reuters PLC

As at the date of this document, the share capital of Thomson Reuters PLC was as follows:
PR Annex I,
21.1.1(a)

Authorised	Number	£

Thomson Reuters PLC Shares	5,001	50,010
Total	5,001	50,010
PR Annex I,
21.1.1(b)

Issued and Fully Paid	Number	£

Thomson Reuters PLC Shares	5,001	50,010
Total	5,001	50,010

PR Annex I,
21.1.1, 21.1.7

Thomson Reuters PLC was incorporated as a private company limited by shares with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one was issued fully paid to the subscriber to the memorandum of association of Thomson Reuters PLC.
PR Annex III,
4.6

Since the incorporation of Thomson Reuters PLC, the following changes have occurred in its authorised share capital:

•	by a resolution dated 21 December 2007, the authorised share capital was increased to £50,010 by the creation of an additional 49,910 ordinary shares of £1 each; and

•	by a resolution dated 21 December 2007, the authorised share capital of 50,010 ordinary shares of £1 each was consolidated into 3,334 ordinary shares of £15 each.

Since the incorporation of Thomson Reuters PLC, the following changes have occurred in its issued and fully paid share capital:

•	On 21 December 2007, 50,009 ordinary shares of £1 each were issued to Thomson;

•	By a resolution dated 21 December 2007, the issued share capital of 50,010 ordinary shares of £1 each was consolidated into 3,334 ordinary shares of £15 each; and

•	On 21 December 2007, 1 ordinary share was transferred by Thomson to Thomson Canada Limited, a wholly-owned subsidiary of Thomson, to be held as nominee for and on behalf of Thomson.

•	On 22 February 2008, 1 ordinary share was transferred to Thomson Canada Limited to also be held as nominee for and on behalf of Thomson.

•	By resolutions dated 22 February 2008, all of the issued 3,334 ordinary shares in the company of £15 were consolidated to 1,667 ordinary shares of £30 each and then subdivided into 5,001 ordinary shares of £10 each.

By various resolutions proposed and passed at a general meeting of Thomson Reuters PLC on 22 February 2008, it was resolved that conditional upon the Scheme becoming effective:

•	the authorised share capital be increased by the creation of an additional 399,944,999 ordinary shares of £10 each, ranking pari passu in all respects with the existing issued ordinary share capital of the company;

•	the authorised share capital be increased by the creation of the Thomson Reuters PLC Special Voting Share;

•	the authorised share capital be increased by the creation of the Thomson Reuters PLC Founders Share;

•	Thomson Reuters PLC’s share capital be reduced by reducing the nominal value of each issued and unissued Thomson Reuters PLC Share by 975 pence from 1000 pence to 25 pence;

•	the directors be authorised in accordance with section 80 of the Act to allot securities up to a maximum aggregate value of:

(a)	£2,030,000,000 pursuant to the Scheme; and

(b)	£500,000 pursuant to the Special Voting Share;

(c)	£1 pursuant to the proposed issue of the Thomson Reuters PLC Special Voting Share; and

(d)	£17,000,000 if the Thomson Reuters PLC Reduction of Capital becomes effective and £680,000,000 if the Thomson Reuters Reduction of Capital does not become effective, in each case otherwise than pursuant to any share plans for employees of Thomson Reuters PLC or its subsidiaries or to any scrip dividend scheme or similar arrangements implemented under the Thomson Reuters PLC Articles;

each authority to expire at the conclusion of the annual general meeting of Thomson Reuters PLC held in 2009 or, if earlier, on 31 July 2009 and all previous authorities under section 80 of the Act in respect of the Thomson Reuters PLC Articles shall cease to have effect;

•	the directors be empowered to allot in aggregate equity securities for cash as though section 89 of the Act did not apply, up to a nominal amount of:

(a)	£1 pursuant to the proposed issue of the Thomson Reuters PLC Founders Share;

(b)	£500,000 pursuant to the proposed issue of the Thomson Reuters PLC Special Voting Share; and

(c)	£2,500,000 if the Thomson Reuters PLC Reduction of Capital becomes effective and £100,000,000 if the Thomson Reuters PLC Reduction of Capital does not become effective,

each such authority to expire at the conclusion of the annual general meeting of Thomson Reuters PLC held in 2009 or, if earlier, on 31 July 2009 and all previous authorities under section 95 of the Act shall cease to have effect;

•	the Thomson Reuters PLC Articles be adopted, with effect from and conditional upon Admission;

•	in accordance with Article 5.4 of the Thomson Reuters PLC Articles and the Act, Thomson Reuters PLC be authorized to make market purchases of Thomson Reuters PLC Shares subject to a maximum number of and the minimum and maximum price which may be paid for each Thomson Reuters PLC Share as stated in the resolution, such authority to expire at the conclusion of the annual general meeting of Thomson Reuters PLC held in 2009 or, if earlier, on 19 August 2009 and all previous authorities under section 166 of the Act shall cease to have effect;

•	with effect from 1 October 2008 and conditional upon Admission, a new regulation 32 of the Thomson Reuters PLC Articles will replace the then existing regulation 32 of the Thomson Reuters PLC Articles; and

•	the directors of Thomson Reuters PLC be empowered: (i) to exercise the power conferred upon them by article 44 of the articles of association of Thomson Reuters PLC (as from time to time varied) so that, to the extent and in the manner determined by the directors, the holders of Thomson Reuters PLC Shares be permitted to elect to receive new Thomson Reuters PLC Shares, credited as fully paid instead of all or part of any dividend (including interim dividends) payable up to the conclusion of the annual general meeting in 2012; (ii) to capitalise from time to time the appropriate nominal amount or amounts of new shares of Thomson Reuters PLC falling to be allotted pursuant to elections made under Thomson Reuters PLC’s scrip dividend scheme out of the amount or amounts standing to the credit of any reserve account or fund of Thomson Reuters PLC, as the directors may determine, to apply that sum in paying up in full the relevant number of such new shares and to allot such new shares pursuant to such elections; and (iii) generally to implement Thomson Reuters PLC’s scrip dividend scheme on such terms and conditions as the directors may from time to time determine and to take such other actions as the directors may deem necessary or desirable from time to time in respect of Thomson Reuters PLC’s scrip dividend scheme.

Section 89 of the Act confers on shareholders certain rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees’ share scheme as defined in the Act. Following Admission, Thomson Reuters PLC will be subject to the continuing obligations of the UKLA with regard to the issue of securities for cash and the statutory rights of pre-emption in section 89 of the Act. The statutory rights of pre-emption apply to the balance of the authorised, but unissued share capital of Thomson Reuters PLC which is not the subject of the disapplication referred to above.

Thomson Reuters PLC is a public company and has to meet certain company law requirements for its minimum issued share capital. Accordingly 4,998 Thomson Reuters PLC Shares are currently held by Thomson and three Thomson Reuters PLC Shares are currently held by Thomson Canada Limited, as nominee for Thomson. Once the Scheme has become effective and Thomson Reuters PLC Shares have been issued, the Thomson Reuters PLC Shares held by Thomson and Thomson Canada Limited will be gifted back to Thomson Reuters PLC, or Thomson Reuters PLC will repurchase them, and they will be cancelled.

Immediately following Admission and based on the terms of the Transaction but before the gift back, or repurchase, and cancellation of the ordinary shares held by Thomson and Thomson

Canada Limited and the Thomson Reuters PLC Reduction of Capital coming into effect, Thomson Reuters PLC’s authorised, issued and fully paid up share capital will be as follows:

	Authorised		Issued and Fully Paid
Class	Number	Amount	Number	Amount
		(£)		(£)

Thomson Reuters PLC Shares	399,950,000	3,999,500,000	202,388,692	2,023,886,920
Thomson Reuters PLC Founders Share	1	1	1	1
Thomson Reuters PLC Special Voting Share	1	500,000	—	—

The table above assumes no issue of shares by Reuters or Thomson Reuters PLC after 22 February 2008 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme.
PR Annex III,
4.1, 4.3
and 4.5

Immediately following Admission, Thomson Reuters PLC’s authorised share capital will consist exclusively of the Thomson Reuters PLC Shares, the Thomson Reuters PLC Founders Share and the Thomson Reuters PLC Special Voting Share. The Thomson Reuters PLC Shares carry the right to receive dividends and distributions paid by Thomson Reuters PLC. The holders of Thomson Reuters PLC Shares have the right to receive notice of and to attend and vote at all general meetings of Thomson Reuters PLC. The ISIN of the Thomson Reuters PLC Shares is GB00B29MWZ99. The Thomson Reuters PLC Shares will be registered and capable of being held in certificated or uncertificated form. Further information on the rights attaching to the Thomson Reuters PLC Shares is set out in Section 6 above, and further information on dealing arrangements and CREST is set out in Sections 10.1 and 10.2 respectively of Part VI of this
LR 6.1.23
document. The Thomson Reuters PLC Special Voting Share will be issued to the Thomson Reuters PLC Special Voting Share Trustee shortly after Admission. The Thomson Reuters PLC Special Voting Share and the Thomson Reuters PLC Founders Share will not be admitted to listing on any recognised investment exchange.

Save as disclosed in this Section 9 since the incorporation of Thomson Reuters PLC, there has been no issue of share capital by Thomson Reuters PLC fully or partly paid either for cash or other consideration and no such issues are proposed and no share or loan capital of Thomson Reuters PLC or any other member of Thomson Reuters PLC Group is under option or agreed, conditionally or unconditionally, to be put under option.

For details of the Thomson Reuters PLC Reduction of Capital see Section 3 of Part VI of this document.

10.	Reuters Directors’ service contracts and emoluments
PR Annex I,
16.1
and 16.2

The details of the service contracts of the executive Reuters Directors are as follows:

	Notice to be Given	Date of Service Contract

Tom Glocer	By Tom Glocer:	23 July 2001
90 days without cause
30 days with cause
By the company:
30 days without cause
Immediately with cause
Devin Wenig	12 months	17 February 2003
David Grigson	12 months	21 June 2001

As illustrated above, Reuters policy is for executive directors to have service contracts with notice periods of not more than one year.

In the event of a company-instigated termination of the service contracts of any of the executive directors above through no fault of the directors, amounts up to a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable. In addition, in the event of a non-fault termination of Tom Glocer’s service contract, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ceased. Tom Glocer and his family also retain the life assurance and private healthcare benefits provided by Reuters for one year following termination of his service contract.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles (see Part IX). As part of the Transaction, Thomson has agreed to adopt and uphold the Reuters Trust Principles.

All executive directors have contractual terms that limit the ability of an executive director to work for a defined list of competitor companies for a period of time following cessation of their employment with Reuters. These provisions are in place to protect intellectual property and commercially sensitive information.

Niall FitzGerald and the non-executive directors have letters of appointment rather than service contracts. Each non-executive director is appointed for an initial period of three years, unless terminated earlier upon six months’ written notice. However, it is usual for non-executive directors to be appointed for a further three year period if agreed by both parties and elected by the shareholders. Non-executive directors are entitled to an annual fee and the reimbursement of expenses, but are not eligible to participate in executive share plans. They are bound by obligations of confidentiality, but it is accepted that they may have business interests other than those of Reuters.

An increase from £500,000 to £600,000 was made to the annual salary of Niall FitzGerald effective from 1 October 2007. Save as set out in this document, the effect of the Scheme on the interests of the Reuters Directors does not differ from its effect on the like interests of any other holder of Scheme Shares.

Save as disclosed in this Section 10, there are no service contracts or letters of appointment between any Reuters Director and any member of Reuters Group and no such contract or letter of appointment has been entered into or amended within the six months immediately preceding the date of this document.

Save as disclosed in this Section 10, no benefits are payable to any Reuters Director upon termination of their employment.
PR Annex I,
16.2

11.	Thomson Reuters Proposed Directors service contracts and letters of appointment

Thomson Reuters Proposed Directors, other than Tom Glocer, will enter into letters of appointment confirming their appointment as directors of Thomson Reuters. Details of the compensation policies for non-management directors of Thomson Reuters are given in Section 3.4 of Part X of this document.

Save as disclosed in Section 10 and this Section 11, there are no other service contracts or letters of appointment between any Thomson Reuters Proposed Director and any member of the Thomson Reuters Group. The Thomson Reuters Proposed Directors will be appointed as directors until the next annual meetings of shareholders or until they resign or their successor is elected or appointed.

Save as disclosed in Section 10, other than the payment of any accrued DSUs (which would be payable one year after termination of their appointments as directors), no benefits will be payable to any of the Thomson Reuters Proposed Directors upon termination of their appointment as director.

The details of the current service contracts and letters of appointment that the Thomson Reuters Proposed Directors with the Reuters Group are set out in Section 10 above.

PR Annex I,
15.1

12.	Remuneration of Reuters Directors, Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers

Details of the remuneration paid to the Reuters Directors and Thomson Reuters Proposed Directors (as paid by Reuters) during 2007 are as follows:

					2007
	Salary/Fees	Bonus	Benefits[1]	Allowance[2]	Total
	£000	£000	£000	£000	£000

Directors
Niall FitzGerald, KBE	525	—	3	—	528
Lawton Fitt	69	—	—	25	94
Penelope Hughes	54	—	—	10	64
Sir Deryck Maughan	54	—	—	20	74
Nandan Nilekani	55	—	—	20	75
Kenneth Olisa	55	—	—	10	65
Richard Olver	67	—	—	10	77
Ian Strachan	64	—	—	10	74
Tom Glocer	888	1,267	348	0	2,503
David Grigson	482	579	10	83	1,154
Devin Wenig	448	532	37	10	1,027

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rate was used:  US$2: £1. This was the average rate in effect during 2007.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

Details of the remuneration paid to the Thomson Reuters Proposed Directors (as paid by Thomson) during 2007 are as follows:

			Committee Chair		Thomson Board		Committee
Name	Annual Retainer		retainer		Attendance Fees		attendance fees		Total

David Thomson	US$	500,000		—		—		—	US$	500,000
W. Geoffrey Beattie	US$	250,000		—		—		—	US$	250,000
Mary Cirillo	US$	80,000		—	US$	13,000	US$	2,000	US$	95,000
Steven A. Denning	US$	80,000	US$	10,000	US$	12,000	US$	5,000	US$	107,000
Roger L. Martin	US$	80,000		—	US$	13,000	US$	16,000	US$	109,000
Vance K. Opperman	US$	80,000	US$	10,000	US$	13,000	US$	16,000	US$	119,000
John M. Thompson	US$	80,000	US$	10,000	US$	11,000	US$	15,000	US$	116,000
Peter J. Thomson	US$	80,000		—	US$	13,000		—	US$	93,000
John A. Tory	US$	80,000		—	US$	13,000	US$	5,000	US$	98,000

The total remuneration paid to the Thomson Reuters Executive Officers in 2007 (as paid by Reuters or Thomson) was approximately £9,700,000.

The total amount of contributions or accruals made by Reuters in 2007 to provide pension and similar benefits for the Thomson Reuters Proposed Directors was £226,000 and for the Thomson Reuters Executive Officers was £299,000.
PR Annex I,
15.2

Other than disclosed in this Section 13, no monies have been set aside or accrued in 2007 by Reuters to provide pension, retirement or similar benefits for the Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers.

The total amount of contributions or accruals made by Thomson in the plan year ended 30 September 2007 to provide pension and similar benefits for the Thomson Reuters Proposed Directors was nil and for the Thomson Reuters Executive Officers was US$1,000,000.
PR Annex I,
15.2

Other than disclosed in this Section 13, no monies have been set aside or accrued in the plan year ended 30 September 2007 by Thomson to provide pension, retirement or similar benefits for the Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers.

13.	Thomson Directors emoluments

Save as set out in Section 3.4 of Part X of this document, the emoluments of the Thomson Directors and the Thomson Reuters Proposed Directors will not be affected by the Transaction.
PR Annex III,
4.9

14.	Mandatory takeover bids, squeeze-out and sell-out rules

Other than as provided in Section 6 above, by the City Code and Chapter 3 of Part 28 of the Companies Act 2006 there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules relating to the Thomson Reuters PLC Shares.
PR Annex I,
18.1

15.	Major shareholders

So far as is known to Thomson Reuters PLC, the following persons will, directly or indirectly, be interested in three per cent. or more of the issued ordinary share capital of Thomson Reuters PLC immediately after Admission:

		Percentage of
		Issued Share
Shareholders	Shareholding	Capital

ValueAct Capital Management	13,660,177	6.75
Legal & General Investment Management Ltd.	9,677,980	4.78
Deutsche Bank AG	7,940,604	3.92
Barclays PLC	7,712,262	3.81

So far as is known to Thomson, the following persons will, directly or indirectly, be interested in five per cent. or more of the issued common share capital of Thomson Reuters Corporation immediately following Admission:

		Percentage of
		Issued Share
Shareholders	Shareholding	Capital

Woodbridge	449,278,894	70.32
PR Annex I,
18.3

Based on the information included in the above tables, the following persons will have the following voting interests in Thomson Reuters immediately following Admission:

Percentage of
Shareholders	Voting Rights

Woodbridge	53.40
ValueAct Capital Management	1.62
Legal & General Investment Management Ltd.	1.15
Deutsche Bank AG	0.94
Barclays PLC	0.92

Save as disclosed in Section 5 of Part X of this document, as at 22 February 2008 (the latest practicable date prior to the publication of this document) and immediately after Admission, Thomson Reuters is not aware of any persons who, directly or indirectly, jointly or severally, will exercise or could exercise control over Thomson Reuters.
PR Annex I,
18.2

None of the Thomson Reuters PLC Shareholders has or will have different voting rights.
PR Annex I,
18.4

Thomson Reuters and the Thomson Reuters Proposed Directors are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Thomson Reuters.

PR Annex III,
3.1
PR Annex I,
18.4

LR 6.1.16

16.	Working capital

Thomson Reuters PLC is of the opinion that, taking into account the bank and other facilities available to it, the working capital available to the Thomson Reuters Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of this document.

17.	Material or Significant Change
PR Annex I, 20.9

There has been no material or significant change in the financial or trading position of the Thomson Group which has occurred since 30 September 2007, being the end of the last financial period for which audited financial information has been published.

Other than (i) the increase in trading profit to no lower than £380 million, as disclosed in the Reuters profit estimate for the year ended 31 December 2007, set out in Section 1.1 of Part XVI of

this document; (ii) the movement from a net pension liability of £126 million as at 31 December 2006, to a net pension asset of £4 million as at 30 September 2007, as disclosed in Reuters unaudited third quarter report for the nine months ended 30 September 2007 which is reproduced in Section 3 of Part XV of this document; (iii) the completion on 31 January 2008 of Reuters acquisition of StarMine Corporation for a total consideration of US$97 million; (iv) expenditure on Transaction related costs, totalling £45 million in the twelve months ended 31 December 2007; (v) the purchase for cancellation under the share buy back programme announced on 26 July 2005, by Reuters Group PLC, between 1 January 2007 and 2 May 2007, of 31.5 million of its ordinary shares at a cost of £143 million, for which £53 million had been recognised as a liability as at 31 December 2006; and (vi) the announcement on 13 December 2007 of a share buy back programme for a total of 50 million shares, of which 33 million had been repurchased by 19 February 2008 at a cost of £200 million, there has been no material change in the financial or trading position of the Reuters Group which has occurred since 31 December 2006, being the end of the last financial period for which audited financial information has been published.

Other than (i) the increase in trading profit to no lower than £380 million, as disclosed in the Reuters profit estimate for the year ended 31 December 2007, set out it Section 1.1 of Part XVI of this document; (ii) the completion on 31 January 2008 of Reuters acquisition of StarMine Corporation for a total consideration of US$97 million; (iii) continued expenditure on Transaction related costs, totalling £17 million in the three months ended 31 December 2007; and (iv) the announcement on 13 December 2007 of a share buy back programme for a total of 50 million shares, of which 33 million had been repurchased by 19 February 2008 at a cost of £200 million, there has been no significant change in the financial or trading position of the Reuters Group which has occurred since 30 September 2007, being the end of the last financial period for which financial information has been published.

Other than the increase in issued share capital of Thomson Reuters PLC to £50,010, as described in paragraph 9 of Part XVIII of this document, there has been no material or significant change in the financial or trading position of Thomson Reuters PLC since 6 March 2007, being the date of incorporation of Thomson Reuters PLC.
PR Annex I,
7.1-7.2

18.	Principal subsidiary undertakings

Thomson Reuters PLC will be the holding company of the Thomson Reuters PLC Group. Following the Transaction, Thomson Reuters PLC will be the indirect sole shareholder of Reuters. Details of the Reuters and Thomson subsidiaries are given in Section 1 of Part XIII) and Section 1 of Part XII of this document.
PR Annex I,
25.1
PR Annex I,
5.2.1,
5.2.2 and
5.2.3

19.	Summary of principal investments

Except as disclosed in Part XIV and Part XV, Thomson and Reuters have made no principal investments during the financial years ended 31 December 2005, 2006 and 2007 nor during the period between 31 December 2007 and 25 February 2008 (the latest practicable date prior to the publication of this document). Thomson Reuters PLC has made no principal investments since its incorporation that are in progress, and no firm commitments on future principal investments have been made by the Thomson Reuters Proposed Directors.
PR Annex I,
20.8

20.	Legal and arbitration proceedings

Subject to the disclosure in respect of the Rodriguez Settlement and the Park Settlement as set out in Section 3 of Part XII and the matters set out in Section 3 of Part XIII of this document, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Thomson Reuters is aware) during the twelve months preceding the date of this document which may have, or have had in the recent past, significant effects on Thomson, Reuters, Thomson Reuters and/or the Thomson Reuters Group’s financial position or profitability.

21.	Market quotations

21.1	Reuters

The following table shows the closing middle market prices for Reuters Shares as derived from the Official List for the first dealing day of each month from May 2007 to February 2007 inclusive, for 3 May 2007 (being the last Business Day before the commencement of the “offer period”, within the meaning of the City Code) and for 22 February (being the latest practicable date prior to the publication of this document):

Reuters Share
Date	Price (pence)

1 May 2007	494.00
3 May 2007	492.25
1 June 2007	637.75
2 July 2007	620.00
1 August 2007	610.00
3 September 2007	641.00
1 October 2007	642.50
1 November 2007	658.00
3 December 2007	594.00
2 January 2008	635.00
1 February 2008	611.50
22 February 2008	608.00

21.2	Thomson

Thomson Shares are listed and traded on the TSX and NYSE. Of the two marketplaces, the greatest volume of trading in 2007 occurred on the TSX. The following table shows the closing prices for Thomson Shares as derived from the TSX for the first dealing day of each month from May 2007 to February 2008 inclusive, for 3 May 2007 (being the last Business Day before the commencement of the “offer period”, within the meaning of the City Code) and for 22 February 2008 (being the latest practicable date prior to the publication of this document):

Thomson Share
Date	price (C$)
1 May 2007	48.88
3 May 2007	48.46
1 June 2007	45.50
3 July 2007	43.49
1 August 2007	43.50
4 September 2007	43.98
1 October 2007	42.45
1 November 2007	43.79
3 December 2007	38.60
2 January 2008	40.14
1 February 2008	36.60
22 February 2008	35.20

22.	Disclosures relating to Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers
Annex I,
14.1

In addition to their directorships of Thomson Reuters PLC, the Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers hold, or have held, the following directorships and are or were members of the following partnerships, within the past five years:

Name	Company/Partnership	Position still held (Y/N)

David Thomson	The Woodbridge Company Limited	Y
	The Thomson Company, Inc.	Y
	TTCI Holdings Inc.	Y
	Thomson Investments Limited	Y

Name	Company/Partnership	Position still held (Y/N)

W. Geoffrey Beattie	Thomson Investments Limited	Y
	The Thomson Company Inc.	Y
	TTCI Holdings Inc.	Y
	The Woodbridge Company Limited	Y

Niall FitzGerald	Merck & Co. Inc.	N
	Nijaco Limited	Y
	Nijaco UK Limited	Y
	Unilever PLC	N

Tom Glocer	Instinet Group Inc.	N
	FXMarketspace Limited	Y
	Merck & Co. Inc.	Y
	Greater Pacific Capital, LP	Y
	Apax Europe VII-1, LP	Y
	Index Ventures IV	Y
	Parallel Entrepreneur Fund, LP	Y
	Dawntrader Fund I, LP	Y
	SDK Investments, LLC	Y

Mary Cirillo	ACE Limited	Y
	DealerTrack Holdings Inc.	Y
	Health Care Property Investors Inc	Y
	Quest Diagnostics, Inc.	N

Steven A. Denning	Eclipsys Corporation	Y
	Hewitt Associates, Inc.	Y
	IHS, Inc.	Y
	Genpact Limited	Y
	Liberata Limited	N
	SRA International, Inc.	N
	Manugistics Group, Inc.	N
	Exult, Inc.	N
	EXE Technologies, Inc.	N
	iFormation Group	N
	General Atlantic LLC	Y

Lawton Fitt	7 Kensington Park Gardens Limited	Y
	Burlington House Limited	N
	CIENA Corporation	Y
	Citizens Communications	Y
	R.A. Enterprises Limited	N
	RA (Arts) Limited	N
	Overture Acquisitions Corp.	Y

Roger L. Martin	Celestra	N
	Research in Motion	Y
	Workbrain Corporation	N

Name	Company/Partnership	Position still held (Y/N)

Sir Deryck Maughan	BlackRock Inc.	Y
	Citibank N.A.	N
	GlaxoSmithKline PLC	Y

Kenneth Olisa	Axellis Limited	Y
	The BBA	Y
	Biowisdom Limited	Y
	CBHA	N
	Case Estates Trading Limited	Y
	Case Estates Investments Limited	Y
	Eurasian Natural Resources Corporation PLC	Y
	Independent Audit Limited	Y
	Interregnum Wireless Holdings Limited	N
	Interregnum Venture Marketing Limited	N
	Metapraxis Limited	N
	Natcat (UK) Limited	Y
	Open Text Corporation	Y
	Parkmead Energy Investment Managers Limited	N
	Restoration Limited	Y
	Restoration Partners Limited	Y
	Retento Limited	Y
	Udate.com Limited	N
	Vivomedica (UK) Limited	N
	The Parkmead Group PLC	N

Richard L. Olver	BAE Systems PLC	Y
	BP PLC	N
	BP Exploration Company Limited	N
	BP Exploration Operating Company Limited	N
	BP Pension Trustees Limited	N
	Ingenious Films LLP	Y
	TNK-BP Limited	N

Vance K. Opperman	Avenet LLC	Y
	Blue Cross and Blue Shield of Minnesota	Y
	DeCare Dental LLC	Y
	Key Investment, Inc.	Y

John M. Thompson	Toronto-Dominion Bank	Y
	Royal Philips Electronics N.V.	Y
	Opus Capital LLP	Y
	Blue Banjo Nautical, Inc.	Y
	John M Thomson & Associates Inc.	Y
	Hospital for Sick Children	Y

Peter J. Thomson	Thomson Investments Limited	Y
	The Thomson Company, Inc.	Y
	TTCI Holdings Inc.	Y
	The Woodbridge Company Limited	Y

Name	Company/Partnership	Position still held (Y/N)

John A. Tory	The Woodbridge Company Limited	Y
	Thomson Investments Limited	N
	Abitibi-Consolidated, Inc.	N
	Rogers Communications, Inc.	Y

Devin Wenig	Instinet Group Inc.	N
	FXMarketSpace Limited	Y
	Nastech Pharmaceutical Company	Y

Michael E. Wilens	Blue Cross and Blue Shield of Minnesota	Y

Stephen Dando	BBC Pension Trustee Limited	N

Robert D. Daleo	Equifax Inc.	Y
PR Annex I,
14.1

Save as set out above and in Section 3.1 and 3.2 of Part X of this document, the Thomson Reuters Proposed Directors and Thomson Reuters Executive Officers have not been members of the administrative, management or supervisory bodies of any other company (other than companies which are subsidiaries of Reuters, Thomson or Thomson Reuters PLC) or partners of any partnerships at any time in the five years prior to the date of this document.

In his capacity as a director of Interregnum PLC (now Parkmead Group PLC), a technology merchant bank listed on AIM, Kenneth Olisa acted as a director of various portfolio companies in which Interregnum PLC had invested, some of which entered into voluntary arrangements with creditors and/or sought other protection from the English courts. None of these events, however, were connected with Reuters, nor were they material in nature.
PR Annex I,
14.1

Save as set out above, none of the Thomson Reuters Proposed Directors or Thomson Reuters Executive Officers has, during the last five years:

•	been convicted of a fraudulent offence;

•	been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body, or of a senior manager, of any company;

•	been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

•	been disqualified by a court from acting as a member of the administrative, management or supervisory bodies, or from acting in the management or conduct of the affairs of, any issuer.

•	Richard Olver is Chairman of BAE Systems PLC. Peter Weinberg, a partner of Parella Weinberg, is also a non-executive director of BAE Systems PLC. On 20 February 2008, BAE Systems PLC announced that Peter Weinberg will retire from the board of BAE Systems PLC on 7 May 2008.
PR Annex I,
14.2

Save as set out above in Section 7 and in Section 3 of Part X of this document in respect of any Thomson Reuters Proposed Director or Thomson Reuters Executive Officer, there are no actual or potential conflicts of interests between any duties they have to Thomson Reuters, either in respect of the Transaction or otherwise, and any private interest and/or duties they may also have. There are no interests, including conflicting ones, that are material to the Transaction.

Save for employment contracts and arrangements, including those set out in Section 3 of Part X and in Section 11 above, no Thomson Reuters Proposed Director or Thomson Reuters Executive Officer has or had during the year ended 31 December 2007 a material interest in any significant contract with Thomson, Reuters or Thomson Reuters PLC or with any of their respective subsidiaries.

Save as set out in Section 3 of Part X, none of the Thomson Reuters Proposed Directors or Thomson Reuters Executive Officers was elected to his position through any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with the Thomson Reuters Group.

No restrictions have been agreed by any Thomson Reuters Proposed Directors or Thomson Reuters Executive Officers on the disposals within a certain period of his holding in Thomson Reuters PLC Shares.

David Thomson and Peter J. Thomson are the sons of Kenneth R. Thomson who, prior to his death in June 2006, was the controlling shareholder of Thomson. Other than this, there are no family relationships between any of the Thomson Reuters Proposed Directors or Thomson Reuters Executive Officers.

23.	The Thomson Reuters Share Plans

23.1	The Thomson Reuters Stock Incentive Plan

       Purpose

The stock incentive plan will enable grants of stock options and other equity-based awards to be made to selected participants so as to provide an additional incentive to such participants, encourage stock ownership by them and thereby increase their proprietary interest in Thomson Reuters success and their desire to remain with Thomson Reuters. The stock incentive plan will assist Thomson Reuters in attracting and retaining employees.

       Administration

The Human Resources Committee or a subcommittee thereof will administer the plan, select the participants under the plan, make grants under the plan and establish any limitations, restrictions and conditions upon any grants.

       Eligibility; Participation

Any employee or officer of Thomson Reuters or, other than in respect of the Thomson Reuters PLC Group, any other person as may be determined by the Human Resources Committee may be a participant under the stock incentive plan. Non-employee directors may not participate in the plan. Participation in the stock incentive plan is not pensionable.

       Types of Awards

The stock incentive plan provides for the grant of non-qualified stock options, ISOs, SARs and awards of RSUs, Thomson Reuters Corporation Shares, Thomson Reuters PLC Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of such shares at the date of the grant. Fair market value will be determined by reference to the closing price of the Thomson Reuters Corporation Shares on the NYSE or the closing price of the Thomson Reuters PLC Shares on the LSE, as applicable.

•	Options. The holder of an option will be entitled to purchase a number of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares at a specified exercise price during a specified time period, all as determined by the Human Resources Committee.

•	Stock Appreciation Rights (SARs). The plan has two different types of SARs — Stand Alone SARs and Tandem SARs. Stand Alone SARs are stock appreciation rights that are not issued in connection with an option. Tandem SARs are stock appreciation rights that are granted in connection with an option. Tandem SARs may only be issued to participants in the plan who are not U.S. citizens or residents. A Stand Alone SAR is the right to receive such number of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares that has a fair market value at the date of exercise equal to the excess, if any, of (i) the fair market value of the shares underlying the exercised Stand Alone SARs as of the date of exercise over (ii) the fair market value of such shares as of the date that the applicable award was granted. Stand Alone SAR awards can only be settled in the relevant company’s shares. Tandem SARs may only be exercised at the same time, and to the same extent, that the underlying related option is exercisable. Upon the exercise of a Tandem SAR, a participant is entitled to receive an amount equal to the excess, if any, of (x) the fair market value of the option as of the date of exercise over (y) the exercise price of the option.

•	Restricted Share Units (RSUs). RSUs entitle the holder to receive Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares at a future date or dates determined by the Human Resources Committee, provided that the holder has satisfied certain terms and conditions, including, for example, continued full-time employment with Thomson Reuters on the vesting date(s).

•	Other Awards. The Human Resources Committee may grant certain awards subject to specified performance objectives, including, without limitation, the performance of Thomson Reuters or a division or business unit generally, in the absolute or in relation to peers, or the performance of a particular participant. The Human Resources Committee may also grant awards of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of such shares at the date of the grant. These types of awards will be in the form and subject to terms and conditions determined by the Human Resources Committee at the date of the grant.

       Shares Available

The maximum number of shares that may be issued under the stock incentive plan will be 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, SARs or RSUs). Shares may consist, in whole or in part, of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares issued from treasury or Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares purchased on the open market or any combination thereof.

The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5 per cent. of the aggregate number of outstanding Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one year period is 2,500,000.

The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10 per cent. of the aggregate number of outstanding Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares at such time determined on a non-diluted basis, and (ii) to all “insiders” and such insider’s “associates” during any one year period may not exceed 5 per cent. of the aggregate number of outstanding Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares, at such time determined on a non-diluted basis.

The maximum number of shares that may be issued through ISOs under the stock incentive plan will be 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised shall be available for new awards under the stock incentive plan.

       Option Exercise Price; SAR Grant Price

The stock incentive plan requires that the exercise price of all options shall not be less than the fair market value of the underlying shares on the date of the grant. The exercise price of an option may be established in any currency determined by the Human Resources Committee. Stand Alone SARs are granted based on the fair market value of the underlying shares on the date of the grant. Tandem SARs are granted based on the related option exercise price.

       Term, Exercisability and Vesting

No option or SAR will be exercisable later than 10 years after its date of grant; provided, however, that if the expiry date or sale of any shares received upon exercise of an option or SAR occurs during a “blackout period” under Thomson Reuters insider trading policy, or other period during which a participant is prohibited from trading in Thomson Reuters securities, the exercise term of such option or SAR shall be extended by 10 business days after the period ends. In no event shall any such extended expiry date be beyond (i) 31 December of the calendar year in which such option or SAR was due to expire or, (ii) the 15th day of the third month following the day on which the option or SAR was otherwise due to expire. On granting an option, the Human Resources Committee will determine when an option may become exercisable. The Human Resources Committee will also determine when a RSU may become vested.

       Termination of Employment

Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the Human Resources Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters.

       Assignment

Options, SARs and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered by the participant other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement, unless the Human Resources Committee determines at the time of grant or thereafter that the award (other than ISOs) is transferable, to the extent permitted by applicable law. Tandem SARs are transferable only to the extent that the related option is transferable.

       Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares, or other corporate change affecting such shares, the Thomson Reuters Board or the Human Resources Committee will make appropriate adjustment in or substitution for (a) the number or kind of shares or other securities reserved for issuance pursuant to the stock incentive plan; (b) the number or kind of shares or other securities subject to outstanding awards; (c) the exercise price of shares or other securities subject to outstanding awards; and (d) the number or kind of shares subject to any other awards under the stock incentive plan.

       Effect of Certain Events

If at any time the Thomson Reuters Board or the Human Resources Committee determines it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of Thomson Reuters Corporation, Thomson Reuters PLC and/or Thomson Reuters, or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, or other transaction of a like nature, Thomson Reuters may give written notice to all participants whom the Thomson Reuters Board considers affected thereby advising that, subject to such terms and conditions as determined by the Thomson Reuters Board or the Human Resources Committee, (a) their respective options may be exercised only within a specified period not to be less than 20 days after such date of the notice and not thereafter and that all rights of the participants under any options not exercised will terminate at the expiration of the specified period and (b) with respect to any other awards granted under the plan, Thomson Reuters will advise whether any restrictions or limitations will continue to remain in effect.

       Amendment

The Thomson Reuters Board or the Human Resources Committee may amend or suspend the stock incentive plan or any portion thereof, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or reporting body. The Thomson Reuters Board and/or the Human Resource Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:

•	increases the maximum number of shares that can be issued under the stock incentive plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•	increases the maximum number of shares which may be issued under the awards held by a participant;

•	reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

•	changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•	changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends eligibility to participate in the stock incentive plan to a non-employee director;

•	changes the rights attaching to the Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares; or

•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

       Termination

The Thomson Reuters Board or the Human Resources Committee may terminate the stock incentive plan or any portion thereof, subject to applicable law. Outstanding awards granted prior to the date of termination will not be affected.

23.2	The Thomson Reuters Phantom Stock Plan

If tax or securities regulations make it impracticable or inefficient for Thomson Reuters to make grants of options under the stock incentive plan, Thomson Reuters may instead allocate units under the phantom stock plan, the terms of which are substantially similar to the stock incentive plan except that, instead of receiving an option to purchase Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares, a holder of units is entitled to a cash payment based on the number of units and the increase, if any, in the fair market value of the underlying shares at the date of the grant. Fair market value will be determined by reference to the closing price of the Thomson Reuters Corporation Shares on the NYSE or the closing price of the Thomson Reuters PLC Shares on the LSE, as applicable. Participation in the phantom stock plan is not pensionable.

23.3	The Thomson Reuters Deferred Compensation Plan

       Purpose

The deferred compensation plan will provide specified benefits to a limited group of senior executives who contribute materially to the continued growth, development and future business success of Thomson Reuters.

       Eligibility; Participation

A limited group of senior executives selected by the Human Resources Committee or a subcommittee thereof will be eligible to participate in the plan.

On an annual basis, participants in the plan may elect to defer a percentage of their base salary, annual incentive bonus and/or long-term incentive bonus. Elections will generally be effective for one full calendar year and participants may not change their elections during the year. Participants in the plan may allocate their deferred amounts among a variety of investment options. Participation in the plan is not pensionable.

Certain participants in the plan will be eligible to convert deferred cash, as well as Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares receivable upon the exercise of options into DSUs. Deferred cash, Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares may be converted into DSUs on the basis of the closing price of Thomson Reuters Corporation Shares on the NYSE on the day before the deferral or conversion. These DSUs will generally vest immediately. If a participant elects to hold DSUs, his or her plan account is also credited with a 10 per cent. DSU match, which matching units will generally vest over a period of four years. The DSU match becomes fully vested on death or termination of employment for disability. On cessation of employment at or after age 55, a portion of the DSU match vests. On any other cessation of employment, the DSU match is forfeited. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on Thomson Reuters Corporation Shares.

When a participant elects to defer pay into the plan, he or she can choose whether to receive that year’s deferral amount plus credited investment returns (i) at retirement; or (ii) after the completion of a minimum of five plan years, which is called a short-term payout. U.S. Internal Revenue Service rules prohibit distributions of amounts deferred prior to 2005 to certain “key employees” for a period of time.

       Shares Available

The maximum number of shares that may be issued under the deferred compensation plan to satisfy obligations in respect of DSUs is 7,000,000. Shares may consist only of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares issued from treasury. The plan does not specify a maximum percentage of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares that may be issued to insiders of Thomson Reuters under the plan. Further, the plan does not specify a maximum number of shares that any one person is entitled to receive under the plan. However, under the stock incentive plan, the maximum number of shares which may be issued under awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10 per cent. of the aggregate number of outstanding Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares at such time determined on a non-diluted basis, and (ii) to all “insiders” and such insider’s “associates” during any one year period may not exceed 5 per cent. of the aggregate number of outstanding Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares, at such time determined on a non-diluted basis.

If an outstanding DSU expires or is terminated pursuant to the plan, the shares allocable to the unexercised portion of the unit shall again be available for issuance under the plan.

       Termination of Employment

The following describes the effect of termination of employment for participants other than “key employees”.

•	If a participant ceases employment at or after age 55, the vested portion of his or her plan account will be paid out according to the payment option elected. Payments begin as soon as practicable after the retirement date.

•	If a participant’s employment terminates for any reason other than retirement, disability or death, he or she will receive his or her entire plan account amounts as a lump sum payment as soon as practicable after the termination of employment. However, if a participant is involuntarily terminated without cause, and the vested value of the participant’s plan account is at least $100,000 when employment terminates, the retirement distribution election will govern the distribution of the plan account.

•	If a participant becomes disabled, he or she shall continue to be treated as an employee and shall be eligible to receive his or her benefits under the plan. However, the participant may be treated as a terminated employee, in which case, the vested account balance will be distributed in a lump sum as soon as practicable.

•	If a participant dies, his or her vested account balance will be paid to his or her designated beneficiary according to the payment option designated by the participant as soon as practicable. However, if the vested value of the participant’s plan account is less than $50,000 at the time of the participant’s death, the participant’s vested account balance may be distributed in a lump sum or in installments as soon as practicable.

       No Rights as Shareholders

A participant who holds DSUs shall have no rights as a shareholder with respect to any DSUs credited to his or her account until such units are converted into Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares and distributed to participants.

       Assignment

Neither a participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt the amounts, if any, payable under the plan.

       Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or other corporate change or in the event of any special distribution to shareholders, the number of DSUs (including matching DSUs) credited to a participant’s account shall be adjusted as is determined necessary and appropriate.

       Effect of Change of Control

If a change of control of Thomson Reuters occurs, all benefits shall be distributed to participants in a lump sum. A change in control under the plan includes the direct or indirect holdings of the Thomson family, in the voting power or fair market value of the stock of Thomson Reuters Corporation or any successor thereto, falling below 40 per cent. A change of control would also occur if Thomson Reuters sold substantially all of its assets to an unrelated third party at any time, or within a two year period.

       Amendment

Thomson Reuters, may, at any time, amend or modify the deferred compensation plan, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Thomson Reuters may make any amendments to the plan without seeking shareholder approval, except for an amendment which:

•	increases the maximum number of shares that can be issued under the deferred compensation plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•	increases the maximum number of shares which may be issued under DSUs credited to a participant;

•	results in the crediting of DSUs to a participant’s account at a price lower than the fair market value of a Thomson Reuters Corporation common share for the relevant date;

•	changes the provisions relating to adjustments in the number of DSUs (including matching DSUs) credited to a participant’s account in the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends eligibility to participate in the deferred compensation plan to a non-employee;

•	changes the rights attaching to the Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares; or

•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

However, no amendment or modification may operate to (i) decrease the value of a participant’s account balance computed as of the date the amendment or modification is approved; or (ii) effect the timing of a distribution of an account balance that is scheduled to commence on or before such date; provided, however, that the distribution of installment payments may be accelerated by paying the account balance in a lump sum or in quarterly installments (annual installments in the case of DSUs).

       Termination

Thomson Reuters may terminate the plan at any time.  However, the termination of the plan shall not adversely affect any participant or beneficiary who has become entitled to any benefits under the plan as of the date of termination; provided, however, that installment payments may be accelerated without premium or prepayment penalty by distributing an amount equal to the participant’s account balance in a lump sum or in quarterly installments (annual installments in the case of DSUs). Upon termination of the plan, each participant shall become 100 per cent. vested in his or her matching DSU account.

23.4	The Thomson Reuters Employee Stock Purchase Plans

The employee stock purchase plans (ESPPs) will be comprised of a U.S. plan and a global plan. The U.S. plan is intended to qualify as an employee stock purchase plan under section 423 of the U.S. Tax Code, and participation will be limited to eligible U.S. employees. The global plan is not intended to qualify as an employee stock purchase plan under section 423 of the U.S. Tax Code, and participation will be limited to eligible employees located outside of the United States.

       Purpose

The ESPPs will provide eligible employees with an opportunity to purchase Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares on a cost-effective basis through payroll deductions. The plans are an important component of the benefits package and enhance Thomson Reuters ability to attract and retain employees and further align the interests of employees with shareholders.

       Administration

The ESPPs will be administered under the direction of the Human Resources Committee or a subcommittee thereof. The Human Resources Committee will have the authority to interpret the ESPPs and to make all other determinations necessary or advisable in administering them.

       Eligibility; Participation

For the U.S. plan, employees of designated U.S. subsidiaries who customarily work at least 20 hours per week will initially be eligible to participate. For the global plan, eligibility standards will be similar, but will vary from country to country. Employees who, after receiving a right to purchase shares under the ESPPs, would own shares or rights to purchase shares representing 5 per cent. or more of the aggregate voting and economic interests in Thomson Reuters are ineligible to participate. In addition, an employee’s right to purchase shares under all employee stock purchase plans of Thomson Reuters may not accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined at the time such right is granted) for any calendar year in which a right under the ESPP would be outstanding. Participation in the ESPPs will be at the election of each eligible employee. There is no maximum percentage or amount of shares that insiders or any one person is entitled to receive under the ESPPs. Participation in the ESPPs is not pensionable.

To participate in an ESPP, an eligible employee authorizes payroll deductions in an amount between 1 per cent. and 10 per cent. of his or her eligible compensation (i.e., annual base salary, overtime pay and commissions) for each full payroll period in the offering period.

       Shares Available

A maximum of 8,000,000 shares will be available for issuance under the U.S. plan and a maximum of 6,000,000 shares will be available for issuance under the global plan. Shares may consist, in whole or in part, of Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares issued from treasury or Thomson Reuters Corporation Shares or Thomson Reuters PLC Shares purchased on the open market or a combination thereof, all as determined by the Human Resources Committee. If an outstanding purchase right expires or is terminated pursuant to an ESPP, the shares allocable to the unexercised portion of the right shall again be available for issuance under the ESPP.

       Purchases

Eligible employees enroll in an offering period prior to the start of the offering period. A new offering period begins every quarter. Each offering period consists of a three-month period during which payroll deductions are accumulated to purchase shares at the end of each three-month offering period. Shares are purchased at a price equal to 85 per cent. of their fair market value on the last trading day of an offering period. Fair market value will be determined by reference to the closing price of the Thomson Reuters Corporation Shares on the NYSE and the Thomson Reuters PLC Shares on the LSE, as applicable.

       Termination of Employment

If a participant is terminated for any reason, including voluntary or involuntary termination, retirement or death, prior to the last day of the purchase period, the amount in the employee’s ESPP account will be returned to the employee and the employee’s right to purchase shares will automatically terminate.

       Assignment

Rights to exercise a purchase right or receive shares under an ESPP may not be assigned, transferred, pledged or otherwise disposed of in any way (other than by the laws of descent and distribution or to a designated beneficiary upon death, as provided in the ESPP) by the participant.

       Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares, the Thomson Reuters Board or the Human Resources Committee will determine the appropriate equitable adjustments, if any, to be made, including adjustments to the number and purchase price of shares that may be purchased under an ESPP.

       Participation Adjustment

If the total number of shares that may be purchased by participants under an ESPP exceeds the number of shares available under the plan, the plan administrator will make a pro rata allocation of the remaining shares among the participants.

       Effect of Certain Events

In the event of a dissolution or liquidation of Thomson Reuters Corporation and/or Thomson Reuters PLC, any offering period then in progress will terminate immediately, unless the Thomson Reuters Board provides otherwise. In the event of a proposed sale or conveyance of all or substantially all of the property and assets of Thomson Reuters Corporation, Thomson Reuters PLC and/or Thomson Reuters, or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, or other transaction of a like nature, each right under the plans will be assumed or an equivalent right will be substituted by the successor corporation or parent. If a successor corporation refuses to assume or substitute for outstanding rights, the offering period then in progress will be shortened and a new purchase date will be set as of which the offering period then in progress will terminate.

       Amendment

The Thomson Reuters Board or the Human Resources Committee may at any time amend the ESPPs, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. The Thomson Reuters Board or the Human Resources Committee may make any amendments to the ESPPs without seeking shareholder approval, except for an amendment which:

•	increases the maximum number of shares that can be issued under the ESPPs, including a change to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•	lowers the purchase price payable for any shares under the ESPPs;

•	changes the provisions relating to adjustments in the number and purchase price of shares that may be purchased under the ESPPs, in the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends eligibility to participate in the ESPPs to non-employees;

•	changes the rights attaching to the Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares; or

•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Except as permitted by the ESPPs, no amendment to the ESPPs may make any change to any right previously granted if that change materially and adversely affects the rights of a participant.

       Termination

The Thomson Reuters Board or the Human Resources Committee may terminate the ESPPs at any time, provided that no termination may affect rights previously granted.

       Possible Plans for Employees in the UK and Other Countries

For employees based in the United Kingdom or other countries, the global ESPP will permit the operation of a “save-as-you-earn” (“SAYE”) plan or a share incentive plan (“SIP”). Any SAYE plan or SIP will conform, to the fullest extent possible, to the global ESPP, except for aspects of the plan that are not permitted under or are not consistent with the enabling legislation.

Under an SAYE plan, employees would agree to save through after-tax payroll deductions for a period of three or five years with a third party bank, up to a yearly maximum of £3,000. They would concurrently be granted purchase options at a 15% discount to the market value of common shares at the time of grant. At maturity, the employee’s savings account would be credited by the third party bank with a “bonus” in lieu of interest, at a fixed rate. At the end of the maturity period, the employee could either exercise the purchase options and acquire the shares within a six month window, or take the accumulated savings fund and bonus in cash. The total number of shares that would be purchased would be equal to the total of the payroll contributions plus any applicable bonus amount, divided by the option price. An employee who entered into a five year savings contract could, at the end of the five year savings period, leave the funds with the third party bank for an additional two years. The employee could not make more savings contributions, but would earn a larger “bonus”.

Under a SIP, employees would acquire common shares at the then-market value through pre-tax payroll deductions, up to a yearly maximum of £1,500. While a SIP would not permit a purchase of shares at a discount to fair market value, participating employees would be provided with up to three free “matching” shares for every 17 shares that they purchase, which would effectively replicate the 15% discount provided in the ESPP. The purchased shares would then be held in a trust for a minimum holding period of between three and five years (five years for full tax efficiency), after which employees could sell the shares. While the shares are held in the trust, dividends could be reinvested in further shares, which would be held in the trust. The employees would be able to withdraw their purchased shares at any time, but if they did so before the end of the agreed-upon holding period, they would lose their free matching shares and would not benefit from the full tax efficiencies afforded by the SIP.

23.5	The Thomson Reuters Non-Employee Director Share Plan

       Purpose

The non-employee director share plan will promote a greater alignment of interests between directors and shareholders of Thomson Reuters.

       Administration

The Human Resources Committee or a subcommittee thereof will interpret and administer the plan, establish, amend and rescind any rules and regulations relating to the plan and make any of the determinations that the Human Resources Committee deems necessary or desirable for the administration of the plan.

       Eligibility; Participation

Any director of Thomson Reuters who is not an employee of Thomson Reuters will be eligible to participate in the plan.

On an annual basis, participants in the plan may elect to receive all or any portion of their annual retainer and other amounts payable for their services on the Thomson Reuters Board in the form of DSUs, shares or cash. Shares may consist of Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares as determined by the Human Resource Committee. Participation in the plan is not pensionable.

       Types of Remuneration

If a participant elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) will be used to purchase shares on the open market.

A DSU is a bookkeeping entry credited to an account maintained for the participant, and has the same value as one Thomson Reuters Corporation common share. If a participant elects to receive DSUs, units representing the value of a Thomson Reuters Corporation common share will be credited to the participant’s account. Fair market value will be determined by reference to the closing price of Thomson Reuters Corporation Shares on the NYSE on the date of grant. Additional DSUs will automatically be credited to a participant’s account representing dividends that are paid on Thomson Reuters Corporation Shares.

       Termination of Board Service

DSUs will be paid to a participant within one year following termination of board service. Payment will be made in Thomson Reuters Corporation Shares or cash (net of withholding taxes) based on the fair market value of Thomson Reuters Corporation common shares on the date of payment.

       Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation Shares and/or Thomson Reuters PLC Shares, by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or other corporate change affecting such shares or in the event of any special distribution to shareholders, the number of DSUs credited to a participant’s account will be adjusted as is determined necessary and appropriate.

       Amendment

The Thomson Reuters Board may, at any time, amend the non-employee director share plan subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. However, no amendment may affect any participant’s rights with respect to DSUs to which such participant is then entitled under the plan without such participant’s consent.

       Termination

The Thomson Reuters Board may terminate the non-employee director share plan at any time. However, no termination may affect any participant’s rights with respect to DSUs to which such participant is then entitled under the plan without such participant’s consent; provided, however, that if so terminated, prior awards shall, at the discretion of the Thomson Reuters Board, either become immediately payable or remain outstanding in effect in accordance their applicable terms and conditions.

24.	Auditors
PR Annex I, 1.1
PR Annex I, 2.1

The auditor of Reuters and Thomson Reuters PLC is PwC UK, whose registered address is 1 Embankment Place, London WC2N 6RH. PwC UK is a member of the Institute of Chartered Accountants in England and Wales.

The auditor of Thomson is PwC Canada, whose registered address is 77 King Street West, Suite 3000, Box 82, Royal Trust Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1G8, Canada.

25.	Reporting accountants
PR Annex I, 23.1

PR Annex III, 10.1
and 10.3

PwC UK has given and has not withdrawn its written consent to the inclusion in this document of its report on the unaudited reconciliations of the Reuters Group PLC financial information to Canadian GAAP in Section 5 of Part XV of this document and its letter concerning the profit estimate of the Reuters Group in Section 1.4 of Part XVI of this document in the form and context in which they appear.
PR Annex I, 23.1

PR Annex III, 10.1
and 10.3

PwC Canada has given and has not withdrawn its written consent to the inclusion in this document of its Independent auditors’ report on the Thomson Group interim results for the nine months ended 30 September 2007 in Section 4 of Part XIV of this document, its report on the unaudited reconciliations of the Thomson Group financial information to IFRS in Section 7 of Part XIV of this document, its report on the unaudited pro forma financial information in Part XI of this document and its letter concerning the profit forecast of the Thomson Group in Section 2.4 of Part XVI of this document, in the form and context in which they appear.

26.	Sponsor

The sponsor to Thomson Reuters PLC is Citi which is authorised and regulated in the United Kingdom by the FSA.

Citi has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and contexts in which they appear.
PR Annex III, 5.4.2

27.	Registrar

Reuters registrars are Equiniti Limited, whose registered office is Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Thomson Reuters PLC’s registrars are Equiniti Limited, whose registered office is Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.
LR 13 3.1(10)

28.	Financial advisers

UBS, which is regulated in the UK by the FSA and is acting as financial adviser to Reuters (and to no-one else) in connection with the Transaction, has no material interest (save as disclosed in Section 7 of Part XVIII) in Thomson Reuters PLC, Thomson or Reuters. UBS has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and its letter in relation to the Reuters profit estimate (set out in Part XVI of this document) and references to its name and that letter in the form and context in which they appear and has authorised the contents of that part of this document which contain such letter for the purposes of PR 5.5.3R(2)(f) of the Prospectus Rules. For the purposes of Prospectus Rule 5.5.3R(2)(f), UBS is responsible for the aforementioned letter with respect to the Reuters profit estimate and has declared that it has taken all reasonable care to ensure that the information contained in that letter is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Blackstone, which is regulated in the UK by the FSA and is acting as financial adviser to Reuters (and to no-one else) in connection with the Transaction, has no material interest in (save as disclosed in Section 7 or Part XVIII) in Thomson Reuters PLC, Thomson or Reuters. Blackstone has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and its letter with respect to the Reuters profit estimate (set out in Part XVI of this document) and references to its name and that advice in the form and context in which they appear and has authorised the contents of that part of this document which contain such letter for the purposes of PR 5.5.3R(2)(f) of the Prospectus Rules. For the purposes of Prospectus Rule 5.5.3R(2)(f), Blackstone is responsible for the aforementioned letter with respect to the Reuters profit estimate and has declared that it has taken all reasonable care to ensure that the information contained in that letter is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Bear Stearns, which is regulated in the UK by the FSA and is acting as financial adviser to Thomson (and to no-one else) in connection with the Transaction, has no material interest (save as disclosed in Section 7 of Part XVIII) in Thomson Reuters PLC, Thomson or Reuters. Bear Stearns has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and its letter with respect to the Thomson profit forecast (set out in Part XVI of this document) and references to its name and its letter in the form and context in which they appear and has authorised the contents of that part of this document which contains such letter for the purposes of PR 5.5.3R(2)(f) of the Prospectus Rules. For the purposes of Prospectus Rule 5.5.3R(2)(f), Bear Stearns is responsible for the aforementioned letter with respect to the Thomson profit forecast and has declared that it has taken all reasonable care to ensure that the information contained in that letter is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Citi has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and contexts in which they appear.

Perella Weinberg, which is regulated in the UK by the FSA and is acting as financial adviser to Reuters (and to no-one else) in connection with the Transaction, has no material interest in Thomson Reuters PLC, Thomson or Reuters. Perella Weinberg has given and not withdrawn its written consent to the issue of this document with the inclusion of its name, advice with respect to the Loan Notes and its letter with respect to the Thomson profit forecast (set out in Part XVI of this document) and references to its name and that advice and letter in the form and context in which they appear and has authorised the contents of that part of this document which contain such advice and letter for the purposes of PR 5.5.3R(2)(f) of the Prospectus Rules. For the purposes of Prospectus Rule 5.5.3R(2)(f), Perella Weinberg is responsible for that part of the document which contains its advice with respect to the Loan Notes and such letter and has declared that it has taken all reasonable care to ensure that the information contained in that part of the document which contains its advice with respect to the Loan Notes and such letter is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

JPMorgan Cazenove has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included.

Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included.

29.	General

The financial information set out in this document relating to Thomson Reuters PLC, Reuters and Thomson does not constitute statutory accounts within the meaning of section 240 of the Act.

PR Annex I, 21.2.5

Notices of general meetings of Thomson Reuters PLC and other documents to be sent to Thomson Reuters PLC Shareholders will be posted to their registered addresses and, in the case of joint holders, will be posted to the registered address of the first-named holder. In addition, appropriate public announcements and advertisements will be made in accordance with the Listing Rules and the Disclosure and Transparency Rules.

30.	Currency Exchange Rate Information

The following table sets out the high rate of exchange for pounds, expressed in US dollars, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange during such periods, in each case based on the noon rates of exchange for conversion of one pound to US dollars as reported by the Federal Reserve Bank of New York.

	Year Ended 31 December
	2007	2006	2005	2004	2003

High	2.1104	1.9794	1.9292	1.9482	1.7842
Low	1.9235	1.7256	1.7138	1.7544	1.5500
Rate at end of period	1.9843	1.9586	1.7188	1.916	1.7842
Average rate per period	2.0016	1.8434	1.8204	1.8330	1.6347

On 22 February 2008, the noon exchange rate as reported by the Federal Reserve Bank of New York for conversion of pounds into US dollars was £1.00 = $1.9668 ($1.00 = £0.5084).

The following table sets out the high rate of exchange for US dollars, expressed in Canadian dollars, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange in effect during such periods, in each case based on the noon rates of exchange for conversion of one US dollar to Canadian dollars as reported by the Bank of Canada.

	Year Ended 31 December
	2007	2006	2005	2004	2003

High	1.1853	1.1726	1.2704	1.3968	1.5747
Low	0.9170	1.0990	1.1507	1.1774	1.2924
Rate at end of period	0.9881	1.1653	1.1659	1.2036	1.2924
Average rate per period	1.0748	1.1341	1.2116	1.3015	1.4015

On 22 February 2008, the noon exchange rate as reported by the Bank of Canada for conversion of US dollars into Canadian dollars was US$1.00 = C$1.0156 (C$1.00 = US$0.9846).

No representation is made that Canadian dollars or pounds were, could have been, or could be, converted into US dollars at the above mentioned rates or at any other rate.

31.	Accounting principles and reporting currencies

All historical financial information regarding Reuters included in this document has been prepared in accordance with IFRS. For information on the material differences between IFRS and Canadian GAAP (as applied by Thomson) and the material differences between IFRS and US GAAP, in each case, as they relate to Reuters financial statements, for certain of the periods presented, see the reconciliations to Canadian GAAP (as applied by Thomson) in Section 4 of Part XV of this document and the reconciliations to US GAAP on pages 129 to 133 of the Reuters Group PLC Annual Report and Form 20-F 2006 and pages 104 to 108 of the Reuters Group PLC Annual Report and Form 20-F 2005, which are incorporated by reference into Part XV of this document.

All historical financial information regarding Thomson included in this document has been prepared in accordance with Canadian GAAP. For information on the material differences between Canadian GAAP and IFRS (as applied by Reuters) and the material differences between Canadian GAAP and US GAAP, in each case, as they relate to Thomson’s financial statements, for certain of the periods presented, see the reconciliations in Section 6 of Part XIV, in Note 24 of Section 3 of Part XIV and in Note 24 of Section 5 of Part XIV of this document.

Unless otherwise indicated, all unaudited pro forma financial information of Thomson Reuters Corporation has been compiled from underlying financial information prepared in accordance with Canadian GAAP as applied by Thomson to illustrate the effect of the Transaction. For a discussion of the material differences between Canadian GAAP and IFRS as applied by Reuters as they relate to the unaudited pro forma financial information for the periods presented, see Part XI of this document. Following completion of the Transaction, Thomson Reuters will prepare its financial statements in accordance with Canadian GAAP.

Unless otherwise indicated, all dollar amounts in this document are expressed in US dollars. References to “$” or to “US$” are to US dollars, references to “C$” are to Canadian dollars, and references to “£” are to pounds sterling.

32.	Source of the financial information

Part XI of this document includes unaudited pro forma financial information of The Thomson Corporation comprising unaudited pro forma income statements for the year ended 31 December 2006 and for the nine month period ended 30 September 2007 and an unaudited pro forma balance sheet as at 30 September 2007.

Part XIV of this document includes the audited consolidated financial statements of The Thomson Corporation and its subsidiaries as at 31 December 2006, 2005 and 2004 and for each of the three years ended 31 December 2006; the audited consolidated financial statements of The Thomson Corporation and its subsidiaries as at and for the nine months ended 30 September 2007; and an unaudited reconciliation of the consolidated net income and consolidated shareholders’ equity as at and for the nine months ended 30 September 2007, and as at and for the years ended 31 December 2006, 2005 and 2004 from such amounts as presented in accordance with The Thomson Corporation’s Canadian GAAP accounting policies to such amounts as presented in accordance with Reuters Group PLC’s IFRS accounting policies. Part XIV of this document also includes an unaudited capitalisation and indebtedness statement for The Thomson Corporation.

Section 9 of Part XIV of this document includes the unaudited consolidated financial information of The Thomson Corporation for the year ended 31 December 2007 as published in a press release dated 7 February 2008.

The audited consolidated financial statements of Reuters Group PLC and its subsidiaries as at 31 December 2006, 2005 and 2004 and for each of the three years in the three year period ended 31 December 2006, and the audited consolidated financial statements of Reuters Group PLC and its subsidiaries as at 31 December 2005 and 2004 and for each of the two years in the period ended 31 December 2005 have been incorporated by reference into this document. Part XV of this document includes unaudited financial information of Reuters Group PLC and its subsidiaries as at and for the nine months ended 30 September 2007 and an unaudited reconciliation of the consolidated net income and Shareholders’ equity for the nine month period ended and as at 30 September 2007 and as at and for the years ended 31 December 2006, 2005 and 2004 from such amounts as presented in accordance with Reuters Group PLC’s IFRS accounting policies to such amounts as presented in accordance with Thomson’s Canadian GAAP accounting policies. Part XV of this document also includes an unaudited capitalisation and indebtedness statement for Reuters Group PLC.

Part XVI of this document includes an unaudited profit estimate for Reuters Group PLC for the year ended 31 December 2007 and an unaudited profit forecast for The Thomson Corporation for the year ending 31 December 2008.

Wherever financial information is presented in the remainder of this document it is either extracted from the audited financial information described above or it is identified as unaudited and the source stated.

33.	Use of Non-GAAP financial measures

A number of measures used by Reuters in this document and historically are “non-GAAP” figures, which are performance measures used to manage the Reuters business, supplementing the IFRS-based measures. These include “underlying change”, “trading costs”, “trading profit”, “trading margin”, “adjusted EPS”, “free cash flow”, “trading cash flow” and “net debt/net funds”. Detailed descriptions of these terms, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, are provided in Section 3 of Part XV of this document.

In addition to results reported in accordance with Canadian GAAP, Thomson uses certain non-GAAP financial measures. It uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Thomson has historically reported non-GAAP financial results, as it believes their use provides more insight into its performance. Section 2.4 of Part XIV of this document defines the measures that Thomson currently uses, explains why Thomson believes they are useful measures of performance and includes a reconciliation of each measure to a corresponding GAAP measure.

34.	Cautionary note regarding forward-looking statements

PR Annex I, 9.2.3

Certain statements contained and incorporated by reference in this document constitute “forward-looking statements”. When used in this document or the documents incorporated by reference herein, the words “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “may”, “should” and similar expressions, as they relate to Reuters and Thomson and their respective management and, following the Transaction, to Thomson Reuters and its management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•	changes in the general economy;

•	actions of competitors;

•	changes to legislation and regulations;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure of electronic delivery systems, network systems or the Internet;

•	detrimental reliance on third parties for information;

•	failure to meet the special challenges involved in the expansion of international operations;

•	failure to realise the anticipated cost savings and operating efficiencies from the THOMSONplus initiative, the Reuters Core Plus Programme and other cost-saving initiatives;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;
PR Annex llI, 5.1.3 and 5.1.8

•	failure of significant investments in technology to increase revenues or decrease operating costs;

•	increased self-sufficiency of customers;

•	inadequate protection of intellectual property rights;

•	downgrading of credit ratings;

•	threat of legal actions and claims;

•	changes in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	funding obligations in respect of pension and post-retirement benefit arrangements; and

•	actions or potential actions that could be taken by Woodbridge.

These factors and other risk factors relating to the DLC structure, as described in Part II of this document, represent risks that management of Reuters and Thomson believe are material. Other factors not presently known to Reuters or Thomson or that Reuters and Thomson presently believe are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements contained and incorporated by reference herein. Accordingly, undue reliance should not be placed on these forward-looking statements. None of Reuters, Thomson or, following the Transaction, Thomson Reuters undertakes any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by rule, law or regulation.

35.	Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Thomson or of Reuters, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Thomson or of Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Thomson or of Reuters, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.
PR Annex I, 24

36.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) for a period of twelve months from the date of publication of this document at the registered office of Reuters being The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY (and will also be available for inspection at the EGM and the Court Meeting and in the case of the documents referred to below, at the place of the EGM for at least 15 minutes before and during the meeting):

•	this document;

•	Forms of Proxy, Form of Election, and Dealing Facility Instruction Form;

•	the Transaction Documents comprising the Implementation Agreement, the Equalization and Governance Agreement, the Special Voting Share Agreement, the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Guarantee and the Thomson Reuters

PLC Guarantee, the Thomson Reuters PLC Articles, the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws, the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement;

•	the Reuters Guarantee;

•	the Thomson Circular;
PR Annex 1, 24(a)

•	the Reuters Articles;

•	the articles of incorporation and by-laws of Thomson;
LR 1 13.8.10(2)

•	a draft of the articles of association of Reuters as proposed to be amended at the EGM;

PR Annex l, 24(c)

•	the Annual Report and Form 20-F of Reuters for the two financial years ended 31 December 2006 and the third quarter report of Reuters for the nine months ended 30 September 2007;

PR Annex 1, 24(c)

•	the Annual Report and financial statements of Thomson for the two financial years ended 31 December 2006 and the interim results of Thomson for the nine months ended 30 September 2007;

•	the service agreements and letters of appointment of the Reuters Directors referred to in Section 11 above;

•	the irrevocable undertakings and consents referred to in Sections 8 and Section 9 of Part VI of this document;

•	a copy of the full list of dealings by Bear Stearns and Bear, Stearns International Trading Limited which is set out in aggregated form in Sections 7.4 (Dealings in Reuters Shares) and 7.6 (Dealings in Thomson Shares) above;

•	a copy of the full list of dealings by UBS Securities LLC which is set out in aggregated form in Section 7.6 (Dealings in Thomson Shares) above;

•	the written consents referred to in Sections 25 (Reporting Accountants), 26 (Sponsor) and 28 (Financial Advisers) above;

•	the material contracts referred to in Section 4 (Summaries of material contracts) above;

•	the Loan Note Deed and Loan Note Valuation letter from Perella Weinberg as of 22 February 2008;

•	the letters relating to the profit estimate of Reuters and the profit forecast of Thomson in each case as set out in Part XVI of this document; and

PR Annex l, 24(b)

•	the rules of the Thomson Reuters Share Plans.

PART XIX

ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS

1.	General

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the UK.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of Thomson Reuters PLC Shares, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies which are due in such jurisdiction.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

In any case where the issue of Thomson Reuters PLC Shares to Overseas Shareholders would or may infringe the laws of any such jurisdiction or necessitate compliance with any special requirement, the Scheme provides that such Thomson Reuters PLC Shares may, at the discretion of Thomson Reuters PLC, be issued to a nominee appointed by Thomson Reuters PLC and then sold, or issued to the Overseas Shareholder and sold on his behalf, with the net proceeds of sale in either case being remitted to the Overseas Shareholder.

In any case where the granting of the right to make an election under the Loan Note Option would or may infringe the laws of any jurisdiction outside the United Kingdom or would or may require Reuters or Thomson Reuters PLC to obtain or observe any governmental or other consent or any registration, filing or other formality (including ongoing requirements) with which Reuters or Thomson Reuters PLC is unable to comply, or which Reuters or Thomson Reuters PLC regards as unduly onerous, Thomson Reuters PLC may, in its sole discretion, determine that no election under the Loan Note Option shall be valid or accepted in respect of such Overseas Shareholder. Refer to Section 15 of Part XVII for provisions which may apply in these circumstances.

The Loan Notes have not been, and will not be, registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States or New Zealand and no regulatory clearances in respect of the registration of Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States or New Zealand or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law or would be regarded as unduly onerous by Thomson Reuters PLC.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Transaction.

2.	US Securities Laws

2.1	Exemption from registration under the US Securities Act

The Thomson Reuters PLC Shares to be issued to holders of Reuters Shares under the Scheme, including those represented by Thomson Reuters PLC ADSs, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, the issuance of Thomson Reuters PLC Shares will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the Thomson Reuters PLC Shares to be issued to holders of Reuters Shares pursuant to the Scheme, including those represented by Thomson Reuters PLC ADSs, Reuters will advise the Court at the First Court Hearing that its sanctioning of the Scheme will be relied upon by Thomson Reuters PLC for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Reuters Shareholders, at which hearing all such holders are entitled to attend in person or through representation by counsel to support or oppose the sanctioning of the Scheme and with respect to which adequate notification has been given to all such holders.

Neither the SEC nor any state securities commission has approved or disapproved the Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs representing those shares, or passed upon the accuracy or adequacy of this document or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

2.2	Certain US transfer restrictions

From the Effective Date, the Thomson Reuters PLC Shares (including those represented by Thomson Reuters PLC ADSs) will be freely transferable without restriction under the US Securities Act other than by certain “affiliates” (as such term is defined in Rule 144 under the US Securities Act) of Thomson Reuters PLC as described below. Persons who are “affiliates” of Thomson Reuters PLC after the Effective Date will be subject to certain US transfer restrictions relating to the Thomson Reuters PLC Shares they receive under the Scheme (including those represented by Thomson Reuters PLC ADSs). Such Thomson Reuters PLC Shares and Thomson Reuters PLC ADSs may not be sold without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 144 under the Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the US Securities Act).

A Reuters Shareholder or Reuters ADS Holder who believes that he or she may be an affiliate of Thomson Reuters PLC after the Effective Date should consult his or her own legal advisers prior to any sales of Thomson Reuters PLC Shares or Thomson Reuters PLC ADSs received pursuant to the Scheme.

2.3	Listing of Thomson Reuters PLC ADSs

Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of Thomson Reuters PLC ADSs, each representing six Thomson Reuters PLC Shares, on the Nasdaq Global Select Market. It is expected that dealings in Thomson Reuters PLC ADSs will commence on 17 April 2008.

2.4	Information for holders of Reuters ADSs

If you are a registered holder of Reuters ADSs, you may instruct Deutsche Bank Trust Company Americas, as the Depositary, how to vote the Reuters Shares underlying your Reuters ADSs at the Court Meeting and/or EGM. An ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to Mellon Investor Services, Proxy Processing P.O. Box 3862, South Hackensack, NJ 07606-9562, USA (for the Business Reply Envelope for US holders) or to Mellon Investor Services, Proxy Processing P.O. Box 3865, South Hackensack, NJ 07606-3865, USA (for the Courtesy Reply Envelope for non-US holders), so that it is received as soon as possible and in any event no later than 3.00 p.m. (Eastern time) on 19 April 2008. ADS Voting Instruction Cards returned by fax will not be accepted. If you hold your Reuters ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Reuters ADSs if you wish to vote.

You may vote in person at the Court Meeting and/or the EGM if you become the registered holder of the Reuters Shares underlying your Reuters ADSs by arranging for the surrender of your Reuters ADSs prior to the Reorganisation Record Time in accordance with the terms and conditions of the Deposit Agreement (including payment of the Depositary’s fees and any applicable taxes and governmental charges).

If you would like further information on surrendering your Reuters ADSs or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Deutsche Bank Trust Company Americas on telephone number +1 866 282 4011 (toll free) from within the US (or, if you are calling from outside the US, on +1 201 680 6626 (toll collect)) between 9.00 a.m. and 7.00 p.m. (Eastern time) Monday to Friday. The helpline cannot provide advice on the merits of the Scheme or the Transaction or give any financial advice.

3.	Certain US federal income tax consequences

The following discussion summarises certain US federal income tax consequences to US Reuters Shareholders of the Transaction. For purposes of this summary, a “US Reuters Shareholder” is a beneficial owner of Reuters Shares, including those represented by Reuters ADSs, that is: (i) an individual citizen or resident of the United States; (ii) a corporation or other business entity treated as a corporation for US federal income tax purposes created or organised in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust that is subject to the control of a US person and the primary supervision of a US court or that has made a valid election to be treated as a US person.

The following summary is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof. Changes in such rules or interpretations thereof may have retroactive effect and could significantly affect the US federal income tax consequences described below.

No rulings or determinations of the IRS or any other tax authorities have been sought or obtained with respect to the US tax consequences of the Transaction. Further, no opinion of counsel has been rendered with respect to the US tax consequences of the Transaction, and no representations or legal opinions are being made (or rendered) herein regarding the particular tax consequences of the Transaction. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

This summary does not address foreign, state or local tax consequences of the Transaction, nor does it address US federal taxes other than income taxes. Moreover, this summary does not address the US federal income tax consequences of the Transaction to Reuters Shareholders other than US Reuters Shareholders or to special classes of taxpayers (such as foreign persons; brokerdealers; banks; mutual funds; insurance companies; certain other financial institutions; small business investment companies; regulated investment companies; tax-exempt organisations; Reuters Shareholders that are, or hold their Reuters Shares through, pass-through entities; persons whose functional currency is not the US dollar; US expatriates or persons treated as residents of more than one country; persons that at any time have held, directly, indirectly or by attribution, 5 per cent. or more (by vote or by value) of the equity of Reuters; and persons holding Reuters Shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). If a partnership holds Reuters Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Finally, this discussion assumes that the Reuters Shares are held by US Reuters Shareholders as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Tax Code.

The following summary of certain US federal income tax consequences is for information purposes only and is not a substitute for careful tax planning and advice based upon individual circumstances.

IRS CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, REUTERS SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY REUTERS SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY REUTERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) REUTERS SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

There is little or no guidance as to the proper characterisation for US federal income tax purposes of a transaction similar to the Transaction. In the absence of any such guidance, Reuters intends to treat the Transaction for US federal income tax purposes in accordance with its form and does not intend to re-characterise the Transaction as resulting in some form of merger or in the creation of a joint venture between Reuters Shareholders and Thomson Shareholders, or as between Reuters and Thomson themselves, or otherwise.

The Transaction.  Pursuant to the Transaction, Reuters Shareholders will exchange their Reuters Shares for Thomson Reuters PLC Shares and cash. Reuters intends to treat the Transaction, and this discussion assumes that this Transaction will be treated, as a transaction governed by Section 351 of the Tax Code for US federal income tax purposes.

Under US federal tax laws, a US Reuters Shareholder will recognise gain (but not loss) as a result of the Transaction in an amount equal to the lesser of:

•	the excess of the sum of the fair market value of the Thomson Reuters PLC Shares and the amount of cash (and possibly the value, if any, of the various voting provisions necessary to implement the Transaction) received in the Transaction over the US Reuters Shareholder’s adjusted tax basis in the Reuters Shares exchanged therefore, or

•	the amount of cash (and possibly the value, if any, of the various voting provisions necessary to implement the Transaction) received by the US Reuters Shareholder in the Transaction.

In the case of a US Reuters Shareholder that acquired blocks of Reuters Shares at different times and at different prices, any gain realized by such US Reuters Shareholder would be determined separately with respect to each block of Reuters Shares, and the cash received should be allocated pro rata to each such block of Reuters Shares. Such a US Reuters Shareholder should consult with its tax adviser regarding the manner in which the above rules would apply.

With respect to the voting provisions necessary to implement the Transaction, there is little or no guidance as to whether the receipt of such voting provisions will give rise to taxable income to a US Reuters Shareholder, but if so, a US Reuters Shareholder will only have taxable income if such voting provisions are found to have value. US Reuters Shareholders should consult their tax advisers as to the taxable income, if any, they might recognise with respect to the voting provisions.

The Thomson Reuters PLC stock received by a US Reuters Shareholder as a result of the Transaction will have an aggregate adjusted tax basis for computing gain or loss equal to the aggregate adjusted tax basis of the Reuters Shares held by such US Reuters Shareholder immediately prior to the Transaction, decreased by the amount of cash such US Reuters Shareholder receives as a result of the Transaction and increased by the amount of gain such US Reuters Shareholder recognizes as a result of the Transaction.

A US Reuters Shareholder’s holding period for its Thomson Reuters PLC Shares will include the holding period of the Reuters Shareholder of the Reuters Shares exchanged therefor. A US Reuters Shareholder that has different blocks of Reuters Shares with different holding periods should consult its own tax adviser regarding its holding period in the Thomson Reuters PLC Shares received as a result of the Transaction.

Unless Thomson Reuters PLC or Reuters is treated as a passive foreign investment company (“PFIC”), any gain recognized by a US Reuters Shareholder as a result of the Transaction will generally constitute capital gain, and any such capital gain will constitute long-term capital gain if the US Reuters Shareholder’s holding period with respect to its Reuters Shares is greater than one year as of the Effective Date. Thomson Reuters PLC believes that Reuters was not a PFIC for its preceding taxable year and that neither Thomson Reuters PLC nor Reuters will be a PFIC for its current taxable year, but because the status of each of Thomson Reuters PLC and Reuters as a PFIC depends on the composition of the income and assets (and the market value of such assets) of each from time to time, there can be no assurance that neither Thomson Reuters PLC nor Reuters will ultimately be considered a PFIC for its current taxable year. In addition, as noted above, there is little or no guidance as to the proper characterisation of the Transaction for US federal income tax purposes, and if Thomson Reuters PLC and Thomson Reuters Corporation were viewed as partners in a partnership in which Thomson Reuters PLC owns less than 25 per cent. of the interest, then interests in subsidiaries of Thomson Reuters PLC could be treated as passive assets for purposes of the PFIC test and Thomson Reuters PLC could, in that event, be treated as a PFIC. If Reuters or Thomson Reuters PLC were treated as a PFIC for its current taxable year, any gain recognized by a US Reuters Shareholder as a result of the Transaction will generally constitute ordinary income.

As a result of the uniqueness of the voting arrangements and other features of the Transaction (including the terms of the Special Voting Share issued to the Thomson Reuters PLC Special Voting Share Trustee), the IRS could assert, or a court could sustain, a different position from that discussed above and treat the transaction as fully taxable. In such case, a US Reuters Shareholder would generally recognise gain or loss as a result of the Transaction in an amount equal to the difference, if any, between (i) the amount of cash and the fair market value of the Thomson Reuters PLC Shares (and possibly the value, if any, of the various voting provisions necessary to implement the Transaction) received pursuant to the Transaction and (ii) such US Reuters Shareholder’s aggregate adjusted tax basis in its Reuters Shares exchanged therefor. A US Reuters Shareholder would have an aggregate adjusted tax basis in the Thomson Reuters PLC Shares received equal to the fair market value of such shares and would have a holding period for the Thomson Reuters PLC Shares beginning on the day following the Effective Date. US Reuters Shareholders should consult their tax advisers as to the proper characterization of the Transaction for US federal income tax purposes and the potential tax consequences to them should the Transaction be treated as taxable.

Information Reporting and Backup Withholding.  The receipt of cash may be subject to “backup withholding” (currently at a rate of 28 per cent.) if a recipient of those payments fails to furnish to the payor certain identifying information. Backup withholding is not an additional tax. Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s US federal income tax, provided that appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. US Reuters Shareholders should consult their tax advisers regarding their qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

PART XX

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT	No. 1350 of 2008

IN THE MATTER OF REUTERS GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

REUTERS GROUP PLC

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

1. PRELIMINARY

1.1 In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act”	the Companies Act 1985, as amended or re-enacted;

“A Shares”	the A ordinary shares of 12.5 pence each in the capital of Reuters created by the subdivision and reclassification referred to in clause 2 of this Scheme;

“B Shares”	the B ordinary shares of 12.5 pence each in the capital of Reuters created by the subdivision and reclassification referred to in clause 2 of this Scheme;

“Business Day”	a day on which the London Stock Exchange is open for the transaction of business;

“C Shares”	the C ordinary shares of 12.5 pence each in the capital of Reuters (if any) created by the subdivision and reclassification referred to in clause 2 of this Scheme;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“City Code”	The City Code on Takeovers and Mergers;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of holders of the Reuters Shares convened by direction of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

“CREST”	the Relevant System (as defined in the Regulations) in respect of which Euroclear UK & Ireland is the Operator (as defined in the Regulations);

“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;

“Election Return Date”	14 April 2008 or such later date as may be announced by Reuters to a Regulatory Information Service, such announcement being made prior to a date that would, absent such an announcement, be the Election Return Date;

“Election Return Time”	11.00 a.m. (London time) on the Election Return Date;

“Employee Benefit Trusts”	the Reuters Employee Share Ownership Trust No I, the Reuters Group PLC Employee Share Ownership Trust No II and the Reuters Group PLC 2004 Employee Trust;

“Euroclear UK & Ireland”	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738;

“Excluded Shares”	any Reuters Shares: (i) beneficially owned by Thomson Reuters PLC or any subsidiary undertaking of Thomson Reuters PLC; (ii) held by Reuters in treasury; or (iii) held by an Employee Benefit Trust except in respect of those Reuters Shares allocated prior to the Reorganisation Record Date by an Employee Benefit Trust to a participant of a Reuters Share Scheme;

“First Court Order”	the order of the Court sanctioning the Scheme under section 425 of the Act;

“First Court Order Date”	the date on which the First Court Order is made or, if later, the date on which the First Court Order is expressed to take effect;

“Form of Election”	the green form of election under which Reuters Shareholders can elect for Loan Notes under the Loan Note Option;

“Founders Share”	a share in the capital of Reuters, Thomson Reuters PLC or Thomson Reuters Corporation (as the context so requires) which carries special rights and as so defined under the constitutional documents of those companies;

“holder”	a registered holder and includes any person(s) entitled by transmission to be a registered holder;

“Loan Note Election”	a valid election under the Loan Note Option in accordance with clause 3.3 or 3.4 of the Scheme (as applicable);

“Loan Note Option”	the alternative whereby (subject to clause 3 of this Scheme) Reuters Shareholders may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise be entitled under the Scheme;

“Loan Notes”	the floating rate unsecured loan notes to be issued by Thomson Reuters PLC pursuant to the Loan Note Option;

“New Reuters Shares”	the new ordinary shares of 25 pence each in the capital of Reuters to be allotted and issued pursuant to clause 5 of this Scheme;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Regulatory Information Service”	any of the regulatory information services set out in Appendix 3 to the Listing Rules;

“Relevant Holders”	holders of Scheme Shares whose names appear in the register of members of Reuters at the Reorganisation Record Time;

“Reorganisation Record Time”	6.00 p.m. (London time) on the day before the Second Court Hearing;

“Reuters”	Reuters Group PLC, incorporated in England and Wales with registered number 03296375;

“Reuters Articles”	the memorandum and articles of association of Reuters, as amended, from time to time;

“Reuters Founders Share”	the Founders Share of £1 in the capital of Reuters in issue at the Reorganisation Record Time;

“Reuters Founders Share Company”	Reuters Founders Share Company Limited, incorporated in England and Wales with registered number 01812511;

“Reuters Reduction of Capital”	the proposed reduction of capital of the A Shares, B Shares and C Shares and the Reuters Founders Share under section 135 of the Act pursuant to the Scheme;

“Reuters Shares”	prior to the Reorganisation Record Time, issued ordinary shares of 25 pence each in the capital of Reuters and, after the Reorganisation Record Time, such ordinary shares and A Shares, B Shares and C Shares;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time”	6.00 p.m. on the Business Day before the Effective Date;

“Scheme Shareholder”	a holder of Scheme Shares;

“Scheme Shares”	Reuters Shares:

(i) in issue at the date of this Scheme;

(ii) issued after the date of this Scheme but before the Scheme Voting Record Time; and

(iii) issued at or after the Scheme Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than the Excluded Shares;

“Scheme Voting Record Time”	6.00 p.m. on 24 March 2008 or, if the Court Meeting is adjourned, 6.00 p.m. on the second day before the date of such adjourned meeting;

“Second Court Hearing”	the hearing by the Court of the claim form to confirm the Reuters Reduction of Capital under section 137 of the Act and to authorise the re-registration of Reuters as a private limited company under section 139 of the Act;

“Second Court Order”	the order of the Court confirming the Reuters Reduction of Capital under section 137 of the Act and authorising the re-registration of Reuters as a private company under section 139 of the Act;

“Second Court Order Date”	the date on which the Second Court Order is made or, if later, the date on which the Second Court Order is expressed to take effect;

“Thomson Reuters PLC”	Thomson Reuters PLC, incorporated in England and Wales with registered number 6141013;

“Thomson Reuters PLC Founders Share”	the new Founders Share of £1 in the capital of Thomson Reuters PLC to be allotted and issued to the holder of the Reuters Founders Share pursuant to clause 5.4 of this Scheme;

“Thomson Reuters PLC Shares”	ordinary shares of 1000 pence each in the capital of Thomson Reuters PLC;

“TR (2008)”	TR (2008) Limited, incorporated in England and Wales with registered number 6208235;

“TR (2008) Shares”	the ordinary shares of 1 penny each in the capital of TR (2008) to be allotted and issued to Thomson Reuters PLC pursuant to clause 5 of this Scheme;

“TR Investments”	TR Investments Limited, a company limited by guarantee without share capital, incorporated in England and Wales with registered number 6509549;

“TTE Instruction”	the transfer to escrow instruction to be given through CREST by uncertificated Scheme Shareholders in connection with a Loan Note Election; and

“uncertificated form” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST.

1.2 The authorised share capital of Reuters at the date of this Scheme is £525,000,001 divided into 2,100,000,000 ordinary shares of 25 pence each and one Reuters Founders Share of £1. As at the date of this Scheme, 1,238,654,556 ordinary shares had been issued and were fully paid up and the remainder were unissued and one Reuters Founders Share had been issued and was fully paid up. 135,860,000 ordinary shares of 25 pence each are held in treasury.

1.3 Thomson Reuters PLC was incorporated on 6 March 2007 under the Act as a private company limited by shares with the name Alnery No. 2689 Limited. On 9 May 2007 it changed its name to Thomson-Reuters Limited. Thomson Reuters PLC was re-registered as a public limited company on 31 January 2008 under the Act with the name Thomson Reuters PLC.

1.4 The authorised share capital of Thomson Reuters PLC at the date of this Scheme is £50,010 divided into 5,001 Thomson Reuters PLC Shares of 1000 pence each. On 22 February 2008 at a general meeting of Thomson Reuters PLC it was resolved that, conditional upon the Scheme becoming effective, the authorised share capital be increased to £4,000,000,001 by the creation of 399,949,999 Thomson Reuters PLC shares of 1000 pence each, the Thomson Reuters PLC Founders Share and the Thomson Reuters PLC Special Voting Share. As at the date of this Scheme, 5,001 Thomson Reuters PLC Shares had been issued and were fully paid up. All other shares are unissued.

1.5 TR (2008) was incorporated on 11 April 2007 under the Act as a private company limited by shares. The authorised share capital of TR (2008) at the date of this Scheme is £325,000 divided into 10,000,000 ordinary shares, 10,000,000 B ordinary shares, 10,000,000 C non-voting preferred shares and 5,000 D ordinary shares. As at the date of the Scheme, 5,000 D ordinary shares had been issued and were paid up in full. All other shares are unissued. TR Investments holds 100 per cent. of the issued ordinary share capital of TR (2008).

1.6 Certain Scheme Shareholders have different portions of their holdings recorded in the register of members of Reuters by reference to separate designations entered in the register.

1.7 For the purposes of clauses 2 and 3 of this Scheme, each portion of a holding which is separately designated as aforesaid as at the Reorganisation Record Time shall be treated as though it were a separate holding held at the Reorganisation Record Time by a separate person.

1.8 Thomson Reuters PLC has agreed to appear by counsel on the hearing of the claim form to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

1.9 TR (2008) has agreed to appear by counsel on the hearing of the claim form to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

1.10 Reuters Founders Share Company has given its irrevocable written consent to the Scheme and has irrevocably agreed in writing to be bound by the provisions of this Scheme.

2.  Subdivision and reclassification of Reuters Shares

2.1 At the Reorganisation Record Time, each Scheme Share shall be subdivided into two ordinary shares of 12.5 pence each in the capital of Reuters and such ordinary shares shall be reclassified into A

Shares, B Shares and C Shares carrying the rights attached thereto by the special resolution subdividing and reclassifying such shares.

2.2 The A Shares, the B Shares and the C Shares created by the subdivision and reclassification referred to in clause 2.1 above shall have the rights and be subject to the restrictions set out in the new article 3 set out below which shall replace the current article 3 in the Reuters Articles and, with effect from such subdivision and reclassification, the Reuters Articles shall be amended accordingly:

       “SHARE CAPITAL

       (A) Amount of capital

The authorised share capital of the Company is £525,000,001 divided into ordinary shares of 25 pence each (the “Ordinary Shares”), A ordinary shares of 12.5 pence each (the “A Shares”), B ordinary shares of 12.5 pence each (the “B Shares”), C ordinary shares of 12.5 pence each (the “C Shares”) and one Founders Share of £1.

       (B) Rights attaching to shares

The rights, as regards participation in the profits and assets of the Company, respectively attaching to the above-mentioned shares, shall be as follows:

(1) subject to any special rights which may be attached to any other class of shares and to the provision of the Statutes, the profits of the Company available for distribution and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares, the A Shares, the B Shares and the C Shares rateably according to the number of shares held by them respectively;

(2) on a return of assets on a winding-up, the assets of the Company available for distribution among the members shall be applied, subject to any provision of section 719 of the Act and any special rights which may be attached to any other class of shares, in repaying to the holders of the Founders Share, the Ordinary Shares, the A Shares, the B Shares and the C Shares rateably according to the number of shares held by them respectively (save that the Founders Share shall for this purpose count as four Ordinary Shares) the amounts paid up on such shares, and subject thereto shall belong to and be distributed among the holders of the Ordinary Shares, the A Shares, the B Shares and the C Shares rateably according to the number of such shares held by them respectively;

(3) the Founders Share shall carry no right to receive any of the profits of the Company available for distribution by way of dividend or otherwise; and

(4) the A Shares, the B Shares and the C Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares, save that upon the scheme of arrangement dated 29 February 2008 between the Company and Scheme Shareholders, as defined in such scheme of arrangement (in its form as at that date or with or subject to any modification, addition or condition approved or imposed by the Court) (the “2008 Scheme”) becoming effective, each A Share shall confer upon the holder thereof the right to receive 352.5 pence in cash, each B Share shall confer upon the holder thereof the right to receive 16 Thomson Reuters PLC Shares (as defined in the 2008 Scheme) for every 100 B Shares and each C Share shall confer on the holder thereof the right to receive 352.5 pence in nominal amount of Loan Notes (as defined in the 2008 Scheme), in each case in accordance with and subject to the terms of the 2008 Scheme.”

3.  Loan Note Option

3.1 Elections made by Relevant Holders under the Loan Note Option will not affect the entitlements of Relevant Holders who do not make any such election.

3.2 The Loan Notes shall be issued and credited as fully paid and in amounts and integral multiples of £1 in nominal for every £1 of cash consideration to which such Relevant Holder would otherwise be entitled. No fraction of a Loan Note shall be issued to any Scheme Shareholder and the cash entitlement relating thereto shall be disregarded and not paid to such holder.

3.3	Each election under the Loan Note Option by Relevant Holders holding in certificated form shall be made by the completion of a Form of Election sent to Relevant Holders by or on behalf of Reuters which shall be signed as a deed by the Relevant Holder or his duly authorised agent (or, in the case of a body corporate, executed under seal, as a deed, in accordance with Section 36A or 36B of the Act or by an authorised representative) and, in the case of joint holders, in like manner by or on behalf of all such holders. The instructions, terms, authorities and provisions contained in or deemed to be incorporated in the Form of Election constitute part of the terms of this Scheme. To be effective the Form of Election must be completed and returned in accordance with the instructions printed thereon so as to arrive by not later than the Election Return Time at Equiniti Limited, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX , United Kingdom. Forms of Election so completed and lodged shall, unless otherwise agreed by Reuters and Thomson Reuters PLC, be irrevocable.

3.4	To be effective, each election under the Loan Note Option by Relevant Holders holding in uncertificated form (i.e. through CREST) must be made by submission of a TTE Instruction as set out in Section 5(b) of Part IV of the circular convening the Court Meeting. Submission of a TTE Instruction so made shall, unless otherwise agreed by Reuters and Thomson Reuters PLC, be irrevocable.

3.5	If a Form of Election or TTE Instruction is received after the Election Return Time or is received before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such election shall be void unless Reuters and Thomson Reuters PLC, in their absolute discretion, elect to treat as valid in whole or in part any such election.

3.6	If valid elections for the Loan Note Option would result in the issue of less than £20 million nominal value of Loan Notes in aggregate, Thomson Reuters PLC will not, unless it determines otherwise in its sole discretion, issue any Loan Notes. If no Loan Notes are issued as a result of this clause 3.6, Relevant Holders who have made a Loan Note Election shall be treated as if such election had not been made and shall receive the cash to which they would have been entitled under this Scheme had such Loan Note Election not been made.

3.7	If valid elections for the Loan Note Option would result in the issue of more than £250 million nominal value of Loan Notes in aggregate, the entitlement of each Scheme Shareholder who elected for the Loan Note Option will be scaled down rateably to the number of Scheme Shares in respect of which he has elected for the Loan Note Option, and each Loan Note Election will only be valid in respect of the number of Scheme Shares scaled down in this way.

3.8	The Loan Notes will be constituted by a deed substantially in the form already prepared and initialled for the purpose of identification by Slaughter and May, solicitors for Reuters, with such modifications or additions, if any, as may be agreed prior to the execution thereof between Thomson Reuters PLC and Reuters.

3.9	The provisions of this clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who is a citizen, resident or national of a jurisdiction outside the United Kingdom, Thomson Reuters PLC is advised that the issue of Loan Notes pursuant to this clause 3 would or may infringe the laws of any such jurisdiction, or would or may require Thomson Reuters PLC to observe any governmental or other consent to any registration, filing or other formality with which Thomson Reuters PLC is unable to comply or which Thomson Reuters PLC regards as unduly onerous, Thomson Reuters PLC may determine that the Loan Note Option shall not be available to such holder so that any Loan Note Form of Election completed and delivered or TTE Instruction submitted by such holder shall be invalid.

3.10	If a Scheme Shareholder has made a valid election under the Loan Note Option in respect of all of his Scheme Shares by either writing “X” in the appropriate box on the Form of Election in accordance with the instructions printed thereon or by submitting a TTE Instruction to that effect, then:

(A)	the validity of the election shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder at any time prior to the Scheme Record Time; and

(B)	the election will apply in respect of all of the Scheme Shares which the Scheme Shareholder holds at the Scheme Record Time.

3.11	If a Scheme Shareholder has made a valid election under the Loan Note Option in respect of a specified number of his Scheme Shares and:

(A)	at the Scheme Record Time the number of Scheme Shares held by the Scheme Shareholder is equal to or in excess of the number of Scheme Shares to which such election relates, then the validity of the election made by the Scheme Shareholder shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder in the period prior to the Scheme Record Time; or

(B)	at the Scheme Record Time the number of Scheme Shares held by the Scheme Shareholder is less than the aggregate number of Scheme Shares to which such election relates, then the election made by the Scheme Shareholder shall be reduced so as to apply to the number of Scheme Shares held by the Scheme Shareholder at the Scheme Record Time.

4.	Cancellation of Scheme Shares and Reuters Founders Share

Following the reclassification referred to in clause 2 above taking effect and the requisite entries having been made in the register of members of Reuters:

4.1	The share capital of Reuters shall be reduced by cancelling and extinguishing the A Shares, the B Shares, the C Shares and the Reuters Founders Share.

4.2	Immediately before the reduction of share capital referred to in sub-clause 4.1 of this clause 4 taking effect, Reuters shall be re-registered as a private company pursuant to section 139(3) of the Act and Reuters memorandum of association and articles of association shall be amended accordingly.

4.3	Forthwith and contingently upon the Reuters Reduction of Capital referred to in sub-clause 4.1 of this clause 4 taking effect and the amendments to the Reuters Articles set out in sub-clause 4.4 of this clause 4 taking effect:

(A)	the authorised share capital of Reuters shall be increased to its former amount by the creation of such number of New Reuters Shares as shall be equal to the number of Scheme Shares cancelled as aforesaid plus four additional New Reuters Shares;

(B)	Reuters shall apply the reserve arising as a result of the Reuters Reduction of Capital in paying up in full at par the number of New Reuters Shares equal to the number of Scheme Shares cancelled as aforesaid which were created pursuant to sub-clause 4.3(A) of this clause 4 which shall be allotted and issued credited as fully paid to TR (2008) and/or its nominee(s); and

(C)	Reuters shall apply the remainder of the reserve arising as a result of the Reuters Reduction of Capital in paying up in full at par four additional New Reuters Shares created pursuant to sub-clause 4.3(A) of this clause 4 which shall be allotted and issued credited as fully paid to Thomson Reuters PLC and/or its nominee(s).

4.4	With effect from the time at which the Reuters Reduction of Capital referred to in sub-clause 4.1 of this clause 4 takes effect the Reuters Articles shall be amended by the deletion of new article 3 referred to in clause 2.2 above and its replacement with the following article 3:

       “SHARE CAPITAL

(A)	Amount of capital

The authorised share capital of the Company is £525,000,001 divided into 2,100,000,004 ordinary shares of 25 pence each (the “Ordinary Shares”).

(B)	Rights attaching to shares

The rights, as regards participation in the profits and assets of the Company, respectively attaching to the above mentioned shares, shall be as follows:

(1)	subject to any special rights which may be attached to any other class of shares and to the provision of the Statutes, the profits of the Company available for distribution and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares rateably according to the number of shares held by them respectively; and

(2)	on a return of assets on a winding-up, the assets of the Company available for distribution among the members shall be applied, subject to any provision of section 719 of the Act and any special rights which may be attached to any other class of shares, in repaying to the holders of the Ordinary Shares rateably according to the number of shares held by them respectively the amounts paid up on such shares, and subject thereto shall belong and be distributed among the holders of the Ordinary Shares rateably according to the number of such shares held by them respectively.”

4.5	Forthwith and contingently upon the New Reuters Shares being issued as referred to in sub-clause 4.3(B) and 4.3(C) of this clause 4, TR (2008) shall, in consideration of the issue to it of New Reuters Shares as referred to in sub-clause 4.3(B), allot and issue such number of TR (2008) Shares as TR (2008) and Thomson Reuters PLC may agree to Thomson Reuters PLC, such shares to be credited as fully paid up.

5.	Consideration for the cancellation of A Shares, B Shares and C Shares, Reuters Founders Share and issue of New Reuters Shares

5.1	In consideration of the cancellation of the A Shares pursuant to clause 4.1 and the issue of New Reuters Shares to TR (2008) pursuant to clause 4.3, TR (2008) will forthwith, and contingent upon the Reuters Reduction of Capital referred to in clause 4.1 and the issue of the New Reuters Shares referred to in clause 4.3 taking effect, pay to or for the account of each holder of A Shares 352.5 pence in cash for each A Share held by such holder immediately following the subdivision and reclassification of Reuters Shares under clause 2 of this Scheme.

5.2	In consideration for the issue of TR (2008) Shares to Thomson Reuters PLC pursuant to clause 4.5, Thomson Reuters PLC will forthwith and contingent upon the Reuters Reduction of Capital referred to in clause 4.1, the issue of the New Reuters Shares referred to in clause 4.3 and the issue of TR (2008) Shares to Thomson Reuters PLC pursuant to clause 4.5 taking effect and, subject to clause 5.7, allot and issue to the holders of B Shares 16 Thomson Reuters PLC Shares for every 100 B Shares held by such holder immediately following the subdivision and reclassification of Reuters Shares under clause 2.1 of this Scheme.

5.3	In consideration for the issue of TR (2008) Shares to Thomson Reuters PLC pursuant to clause 4.5, Thomson Reuters PLC will forthwith and contingent upon the Reuters Reduction of Capital referred to in clause 4.1, the issue of the New Reuters Shares referred to in clause 4.4 and the issue of TR (2008) Shares to Thomson Reuters PLC pursuant to clause 4.5 taking effect and subject to clauses 3.5 to 3.7, issue and deliver to or for the account of each holder of C Shares 352.50 pence in nominal amount of Loan Notes for each C Shares held by such holder immediately following the subdivision and reclassification of Reuters Shares under clause 2.1 of this Scheme.

5.4	In consideration for the cancellation of the Reuters Founders Share pursuant to clause 4.1 and the issue of New Reuters Shares to Thomson Reuters PLC pursuant to clause 4.3(C), Thomson Reuters PLC will forthwith and contingent upon the Reuters Reduction of Capital referred to in clause 4.3 and the issue of the New Reuters Shares referred to in clause 4.3 taking effect, allot and issue to the holder of the Reuters Founders Share the Thomson Reuters PLC Founders Share.

5.5	The Thomson Reuters PLC Shares issued pursuant to this clause 5 shall be issued credited as fully paid and free from all liens, charges, encumbrances and (subject to the Articles of Association of Thomson Reuters PLC) rights of pre-emption and other third party rights of any nature whatsoever and shall rank pari passu in all respects with all other Thomson Reuters PLC Shares in issue on the Effective Date including the right to receive all dividends, distributions and other entitlements made or paid or declared thereon by reference to a record date after the Effective Date.

5.6	The Thomson Reuters PLC Founders Share issued pursuant to clause 5.4 shall be issued credited as fully paid and free from all liens, charges, encumbrances and (subject to the Articles of Association of Thomson Reuters PLC) rights of pre-emption and other third party rights of any nature whatsoever.

5.7	Fractions of Thomson Reuters PLC Shares will not be allotted to Reuters Shareholders. All fractions of Thomson Reuters PLC Shares to which Reuters Shareholders are entitled will be aggregated and allotted and issued to a nominee appointed by Thomson Reuters PLC as nominee for such Reuters Shareholders on terms such that the nominee shall be authorised to procure that such Thomson Reuters PLC Shares are sold in the market on behalf of such Reuters Shareholders as soon as practicable after the Effective Date and the net proceeds of sale are paid to the Reuters Shareholders entitled thereto in accordance with their respective fractional entitlements.

6.	Settlement

6.1	Within 14 days of the Effective Date, Thomson Reuters PLC shall make all such allotments of and shall issue such Thomson Reuters PLC Shares and the Thomson Reuters PLC Founders Share as are required to be issued, TR (2008) shall pay the cash sums required to be paid and Thomson Reuters PLC shall issue the Loan Notes required to be issued, in each case to give effect to this Scheme, to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clause 2, sub-clause 3 and sub-clause 7 and sub-clause 8, but subject to sub-clause 4, of this clause 6.

6.2	Settlement of the consideration to be satisfied by the issue of new Thomson Reuters PLC Shares shall be effected as follows:

(A)	In respect of a holding of Scheme Shares in uncertificated form at the Reorganisation Record Time, the Thomson Reuters PLC Shares to which the Relevant Holder is entitled shall be issued in uncertificated form. Thomson Reuters PLC shall procure that Euroclear UK & Ireland is instructed to credit the appropriate stock account in CREST of the Relevant Holder with such Relevant Holder’s entitlement to Thomson Reuters PLC Shares. Thomson Reuters PLC reserves the right (if, for any reason, it wishes to do so) to settle all or any part of the consideration referred to in this sub-clause 6.2 for all or any Relevant Holders in the manner referred to in sub-clause 2(B) of this clause 6 if, for any reason, it wishes to do so.

(B)	In respect of a holding of Scheme Shares in certificated form at the Reorganisation Record Time, the Thomson Reuters PLC Shares to which the Relevant Holder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued by the fourteenth day following the Effective Date.

(C)	Any cash which may be due in respect of fractional entitlements will be paid in accordance with clauses 6.7, 6.9 and 6.11 as appropriate.

6.3	The Thomson Reuters PLC Founders Shares to which the holder of the Reuters Founders Share as at the Reorganisation Record Time is entitled shall be issued in certificated form and a share certificate for that share shall be issued by the fourteenth day following the Effective Date.

6.4	The provisions of this clause 6 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, Thomson Reuters PLC is advised that the allotment and/or issue of Thomson Reuters PLC Shares pursuant to this clause 6 would or might infringe the laws of such jurisdiction or would or may require Thomson Reuters PLC to observe any governmental or other consent or any registration, filing or other formality, with which Thomson Reuters PLC is unable to comply or which Thomson Reuters PLC regards as unduly onerous to comply with, Thomson Reuters PLC may, in its sole discretion, either:

(A)	determine that the Thomson Reuters PLC Shares shall not be allotted and/or issued to such holder under this clause 6 but shall instead be allotted and issued to a nominee appointed by Thomson Reuters PLC as nominee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the Thomson Reuters PLC Shares so allotted and issued on behalf of such holder at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value-added tax payable thereon) by sending a cheque or creating an assured payment obligation in accordance with the provisions of sub-clause 7 of this clause 6. In the absence of bad faith or wilful default, none of Reuters, Thomson Reuters PLC, TR (2008) or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(B)	determine that the Thomson Reuters PLC Shares shall be sold, in which event the Thomson Reuters PLC Shares shall be issued to such holder and Thomson Reuters PLC shall appoint a person to act pursuant to this sub-clause 6.4(B) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Thomson Reuters PLC has made such determination shall as soon as practicable following the Effective Date be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of VAT payable thereon) shall be paid to such holder by sending a cheque or creating an assured payment obligation in accordance with the provisions of sub-clause 7 of this clause 6. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Reuters, Thomson Reuters PLC, TR (2008) or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

6.5	In the case of Scheme Shares to be sold in accordance with sub-clause 4 of this clause 6 which are in uncertificated form at the Reorganisation Record Time, Thomson Reuters PLC shall on behalf of the nominee or person appointed pursuant to sub-clause 4 of this clause 6 make any cash payment pursuant to sub-clause 7 of this clause 6 by arranging for the creation of an assured payment obligation in favour of the payment bank of the Relevant Holders of such Scheme Shares in accordance with the CREST assured payment arrangements (as set out in the Euroclear UK & Ireland Manual) provided that Thomson Reuters PLC may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a UK clearing bank despatched by post and in such case sub-clause 11 of this clause 6 shall apply, to the extent it is appropriate.

6.6	In the case of Scheme Shares to be sold in accordance with sub-clause 4 of this clause 6 which are in certificated form at the Reorganisation Record Time, Thomson Reuters PLC shall on behalf of the nominee or person appointed pursuant to sub-clause 4 of this clause 6 make any cash payment pursuant to sub-clause 7 of this clause 6 by delivering to the persons respectively entitled thereto, or as they may direct, cheques in sterling drawn on a UK clearing bank by post by the fourteenth day following the Effective Date.

6.7	Settlement of the cash consideration shall be effected as follows:

(A)	where, immediately prior to the Reorganisation Record Time, a Relevant Holder holds Scheme Shares in certificated form, settlement of any cash consideration to which the Relevant Holder is entitled shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom. Cheques shall be despatched within 14 days of the Effective Date; and

(B)	where, immediately prior to the Reorganisation Record Time, a Relevant Holder holds Scheme Shares in uncertificated form, settlement of any cash consideration to which the Relevant Holder is entitled shall be paid by means of CREST by TR (2008) procuring a CREST payment obligation in favour of the Relevant Holder’s payment bank in respect of the cash consideration due within 14 days of the Effective Date, in accordance with the CREST payment arrangements. TR (2008) reserves the right to settle all or any part of the cash consideration payable pursuant to this clause (B) in the manner referred to in clause (A) above if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this clause (B).

6.8	Settlement of any Loan Note consideration to which a Relevant Holder is entitled shall be settled by despatching certificates in respect of such Loan Notes by first class post (or by such other method as may be approved by the Panel) addressed to the person entitled thereto to the address appearing in the register of members of Reuters or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. Certificates in respect of such Loan Notes shall be despatched within 14 days of the Effective Date.

6.9	All deliveries of notices, documents of title and cheques required to be made by this Scheme shall be effected by posting the same by first-class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said register of members in respect of the joint holding) at the Reorganisation Record Time.

6.10	Neither Reuters, Thomson Reuters PLC nor TR (2008) shall be responsible for any loss or delay in the transmission of the documents of title or cheques posted in accordance with sub-clauses 6, 7, 8 or 9 of this clause 6 which shall be posted at the risk of the addressee.

6.11	All cheques shall be in sterling drawn on a UK clearing bank and made payable to the holder, or in the case of joint holders, to the person to whom in accordance with the foregoing provisions of this clause 6 the envelope containing the same is addressed and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in sub-clause 7 of this clause 6 shall be a complete discharge to Thomson Reuters PLC or TR (2008) as applicable for the monies represented thereby.

6.12	Prior to the issue of new share certificates in respect of Thomson Reuters PLC Shares to Relevant Holders pursuant to sub-clause 2 of this clause 6, transfers of the Thomson Reuters PLC Shares issued to them pursuant to this Scheme shall be certified against the register of members of Thomson Reuters PLC. Existing certificates for Scheme Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Scheme Shares comprised therein. In respect of those Relevant Holders holding their Reuters Shares in uncertificated form, Euroclear UK & Ireland shall be instructed to cancel such Relevant Holders’ entitlement to Reuters Shares on and from the Effective Date.

6.13	Prior to the issue of the new share certificate in respect of the Thomson Reuters PLC Founders Share to the holder of the Reuters Founders Share whose name appears in the register of members of Reuters at the Reorganisation Record Time pursuant to sub-clause 3 of this clause 6, the transfer of the Thomson Reuters PLC Founders Share issued to it pursuant to this Scheme shall be certified against the register of members of Thomson Reuters PLC. The existing certificate for the Reuters Founders Share shall, on and from the Effective Date, cease to have effect as a document of title to the Reuters Founders Share comprised therein.

7.	Mandated payments

Each mandate relating to the payment of dividends on any Scheme Shares and other instructions given to Reuters by Relevant Holders in force at the Reorganisation Record Time shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Thomson Reuters PLC in respect of the corresponding Thomson Reuters PLC Shares to be allotted and issued pursuant to this Scheme.

8.	Operation of this Scheme

8.1	This Scheme shall become effective as soon as an office copy of the First Court Order under section 425 of the Act shall have been duly delivered by Reuters to the Registrar of Companies for registration and shall be implemented as soon as an office copy of the First Court Order under section 425 shall have been duly delivered by Reuters to the Register of Companies for registration and the Second Court Order confirming under section 137 of the Act the Reuters Reduction of Capital provided for by this Scheme shall have been duly delivered by Reuters to the Register of Companies for registration and registered by him.

8.2	Unless this Scheme shall become effective on or before 31 December 2008, or such later date, if any, as Reuters, Thomson Reuters PLC and TR (2008) may agree and the Court may allow, this Scheme shall never become effective.

8.3	Reuters, Thomson Reuters PLC and TR (2008) may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

9.	Governing Law

This Scheme is governed by English law and is subject to the jurisdiction of the English courts. The rules of the City Code will, so far as they are appropriate, apply to this Scheme.

Dated 29 February 2008

PART XXI

CONDITIONS TO THE SCHEME AND THE TRANSACTION
PR Annex I,
5.1.1

The Transaction is governed by English law and is subject to the jurisdiction of the English courts, to the Conditions, to the terms set out in this document, the Form of Election and in the Dealing Facility Instruction Booklet and to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UKLA.

1.	Conditions

The Transaction is subject to the following conditions:

1.1	the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than the Long Stop Date, or such later date (if any) as Thomson and Reuters may agree and (if required) the Court may allow. The Scheme will be conditional upon:

•	approval of the Scheme by a majority in number, representing 75 per cent. or more in value, of the Reuters Shareholders (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof;

•	all resolutions necessary to implement the Scheme as set out in the notice of the EGM as resolutions 1 to 5 being duly passed by the requisite majority at the EGM or at any adjournment thereof; and

•	the sanction (without modification or with modification as agreed by Thomson, Reuters, Thomson Reuters PLC and TR (2008)) of the Scheme and the confirmation of any reduction of capital involved therein by the Court, an office copy of the First Court Order and Second Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by him; and

1.2	Admission
In addition, the Scheme will be subject to the following conditions being satisfied or waived prior to the necessary action being taken to make the Scheme effective:

1.3	the passing at the Thomson Shareholders Meeting of the Thomson Arrangement Resolution in accordance with its terms;

1.4	the Canadian Interim Order and the Canadian Final Order having been obtained by Thomson;

1.5	no Relevant Authority having instituted any action, proceeding, suit, investigation, enquiry or reference or enacted or made and there not continuing to be outstanding any statute, regulation, order or decision (other than any statute, regulation, order or decision relating to taxes on the date hereof) that would or might be reasonably expected to:

•	make the Transaction void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Transaction;

•	require, prevent or materially delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Thomson Group or the Wider Reuters Group of all or any substantial part of their respective businesses, assets or properties or impose any material limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Wider Combined Group;

•	require any member of the Wider Thomson Group or of the Wider Reuters Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Reuters Group or any member of the Wider Thomson Group, where such acquisition would be material in the context of the Wider Combined Group; or

•	otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Reuters Group or of the Wider Thomson Group to an extent which is material in the context of the Wider Combined Group;

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

1.6	all necessary filings having been made and all relevant waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Transaction and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (“Authorisations”) necessary in any jurisdiction for or in respect of the Transaction being obtained from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Thomson Group or the Wider Reuters Group has entered into contractual arrangements (in each case where the absence of such authorisation would have a material adverse effect on the Thomson Group or, as the case may be, the Reuters Group taken as a whole) and such Authorisations together with all Authorisations necessary or appropriate for any member of the Wider Reuters Group to carry on its business (where such business is material in the context of the Reuters Group taken as a whole or, as the case may be, the Thomson Group taken as a whole) remaining in full force and effect and there being no notice to revoke, suspend or not renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

1.7	since 31 December 2006, except as disclosed in the Annual Report and Accounts of Reuters for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Reuters before 15 May 2007 or as otherwise fairly disclosed prior to 15 May 2007 in writing to Thomson or its advisers by or on behalf of Reuters:

•	no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Reuters Group which is material in the context of the Reuters Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

•	other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group or to which any member of the Wider Reuters Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Reuters Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group which would or might reasonably be expected to materially and adversely affect the Reuters Group taken as a whole; and

1.8	since 31 December 2006, except as disclosed in the Annual Report and Accounts of Thomson for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Thomson before 15 May 2007 or as otherwise fairly disclosed prior to 15 May 2007 in writing to Reuters or its advisers by or on behalf of Thomson:

•	no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Thomson Group which is material in the context of the Thomson Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

•	other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group or to which any member of the Wider Thomson Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Thomson Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group which would or might reasonably be expected to materially and adversely affect the Thomson Group taken as a whole.

Thomson and Reuters together reserve the right to waive jointly the conditions contained in Sections 1.5 to 1.6 above.

Thomson reserves the right to waive the Condition contained in Section 1.7 above.

Reuters reserves the right to waive the Condition contained in Section 1.8 above.

2.	Definitions

As used in this Part XXI:

“Wider Thomson Group” means Thomson and its subsidiary undertakings, associated undertakings and any other undertakings in which Thomson and such undertakings (aggregating their interests) have a substantial interest;

“Wider Reuters Group” means Reuters and its subsidiary undertakings, associated undertakings and any other undertakings in which Reuters and such undertakings (aggregating their interests) have a substantial interest; and

“Wider Combined Group” means the Wider Thomson Group and the Wider Reuters Group taken together; and

for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act) and “substantial interest” means a direct or indirect interest in 10 per cent. or more of the equity capital of an undertaking.

PART XXII

DEFINITIONS

“A Shares”	the A ordinary shares of 12.5 pence each in the capital of Reuters created by the subdivision and reclassification referred to in clause 2 of the Scheme;

“Acquiring Person”	has the meaning ascribed hereto under “Effect of the Transaction” in Part IX of this document;

“Acquisition Facility”	a credit facility provided by a syndicate of banks pursuant to an agreement between, among others, Thomson, as Canadian borrower and a non-Canadian borrower, certain of its subsidiaries as non-Canadian borrowers, the lenders party thereto, Barclays Bank PLC, as non-Canadian administrative agent, The Toronto-Dominion Bank, as Canadian administrative agent dated 24 May 2007 and amended 27 June 2007;

“Act”	the Companies Act 1985, as amended or re-enacted;

“Admission”	the admission of the Thomson Reuters PLC Shares to the Official List and to trading on the London Stock Exchange’s main market for listed securities;

“ADS Voting Instruction Card”	the white voting instruction card for use by Reuters ADS Holders in connection with the Court Meeting and the EGM;

“Alternative Proposal”	an offer or approach from any person wishing to undertake an offer or proposal in respect of a significant proportion of Reuters Shares (being in excess of 25 per cent., when aggregated with shares already held by the third party and anyone acting in concert with the third party) or the sale of the whole or a substantial part of its assets or any other transaction inconsistent with the completion of the Transaction;

“Amended Deed of Mutual Covenant”	the deed of mutual covenant to be entered into on or prior to the Effective Date among PA Group Limited, NPA Nominees Limited, Australian Associated Press Pty Limited, New Zealand Press Association Limited, Reuters Founders Share Company, Thomson Reuters PLC, Thomson Reuters Corporation and Reuters;

“Antitrust Conditions”	the conditions relating to the clearance of the Transaction by the European Commission under the EC Merger Regulation and by the US Department of Justice;

“Approved Person”	at any particular time, any person who has been designated as such by Reuters Founders Share Company, in its sole and absolute discretion, for the purposes of the Thomson Reuters PLC Articles or Thomson Reuters Corporation Articles, as the case may be;

“Audit Committee”	the audit committee of the Thomson Reuters Board, further details of which are set out in Section 3.3 of Part X of this document;

“B Shares”	the B ordinary shares of 12.5 pence each in the capital of Reuters created by the subdivision and reclassification referred to in clause 2 of the Scheme;

“Bear Stearns”	Bear, Stearns & Co. Inc. incorporated in Delaware with registered address at 383 Madison Avenue, New York, NY 10179;

“Blackstone”	The Blackstone Group International Limited, incorporated in England and Wales with registered number 03949032;

“Break Fee”	the fees payable by each of Reuters and Thomson to the other if certain events occur which result in the Transaction not being completed, as detailed in Section 5.1 of Part XVIII of this document;

“Business Day”	a day on which the London Stock Exchange is open for the transaction of business;

“C Shares”	the C ordinary shares of 12.5 pence each in the capital of Reuters (if any) created by the subdivision and reclassification referred to in clause 2 of the Scheme;

“Canada”	Canada, its territories and possessions and any state or political sub-division thereof;

“Canadian dollars” or “C$”	the lawful currency of Canada;

“Canadian GAAP”	Canadian generally accepted accounting principles;

“Cede & Co”	Cede and Company, a company incorporated under the laws of New York with registered address at 55 Water Street, Floor 49, New York, NY 10041-0004, USA;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Certificated Share”	a share which is recorded in the Register as being held in certificated form;

“Chairman”	the chairman of the Thomson Reuters Board;

“Citi”	Citigroup Global Markets Limited, incorporated in England and Wales with registered number 01763297;

“City Code”	the City Code on Takeovers and Mergers;

“Class Rights Actions”	those matters which Thomson Reuters PLC Shareholders and Thomson Reuters Corporation Shareholders shall vote on separately, as more particularly described in the Thomson Reuters PLC Articles;

“Closing Prices”	the closing middle market quotation of Reuters Shares on the LSE and Thomson Shares on the TSX;

“Combined Code”	the Combined Code on Corporate Governance;

“Commissioner”	the Commissioner of Competition appointed under the Competition Act;

“Competition Act”	the Competition Act (Canada), as amended;

“Corporate Governance Committee”	the corporate governance committee of the Thomson Reuters Board, further details of which are set out in Section 3.3 of Part X of this document;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of the holders of the Reuters Shares convened by direction of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof;

“CRA”	the Canadian Revenue Agency;

“CREST”	the Relevant System (as defined in the Regulations) in respect of which Euroclear UK & Ireland is the Operator (as defined in the Regulations);

“CREST Proxy Instruction”	the proxy appointment or instruction made by Reuters Shareholders by means of CREST in accordance with Section 3 of Part IV of this document;

“Cross-Guarantees”	collectively, the Thomson Reuters PLC Guarantee and the Thomson Reuters Corporation Guarantee;

“DBRS”	DBRS Limited, incorporated in Ontario, Canada, whose registered office is DBRS Tower, 181 University Avenue, Suite 700, Toronto, Ontario, Canada MSH 3M7;

“Dealing Facility”	the dealing facility whereby Reuters Shareholders who (i) are registered holders of 2,500 or fewer Reuters Shares and Reuters ADS Holders who are registered holders of 416 or fewer Reuters ADSs at both 21 February 2008 and immediately prior to the Reorganisation Record Time and (ii) are not executive officers, directors or other affilliates of Reuters, Thomson Reuters PLC or Thomson may elect to sell all (but not less than all) of the Thomson Reuters PLC Shares (including those represented by Thomson Reuters PLC ADSs) which they receive pursuant to the Scheme without incurring any dealing or settlement charges;

“Dealing Facility Instruction Booklet”	the instruction booklet sent to potentially eligible Reuters Shareholders and Reuters ADS Holders in connection with the Dealing Facility;

“Dealing Facility Instruction Form”	the instruction form to be returned by eligible Reuters Shareholders or Reuters ADS Holders who wish to use the Dealing Facility;

“Deed of Mutual Covenant”	has the meaning ascribed thereto under “Reuters Trust Principles” in Part IX of this document;

“Deposit Agreement”	the deposit agreement dated 18 February 1998 entered into between Reuters, the Depositary and the holders of Reuters ADSs issued thereunder;

“Depositary”	the depositary under the Deposit Agreement, which is currently Deutsche Bank Trust Company Americas of 60 Wall Street, New York, NY 10005, USA;

“Disclosure and Transparency Rules”	the disclosure and transparency rules made by the UK Listing Authority under Part VI of FSMA, as amended;

“disclosure period”	the period commencing on 4 May 2006 (being the date twelve months prior to the announcement of a possible transaction) and ending on 22 February 2008 (being the latest practicable date prior to the publication of this document);

“DLC Documents”	collectively, the Equalization and Governance Agreement, the Special Voting Share Agreement, the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trust Deed, the Cross-Guarantees, the Thomson Reuters PLC Articles, the Thomson Reuters PLC Memorandum, the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-laws;

“DLC structure”	the dual listed company structure created by the DLC Documents under which Thomson Reuters PLC, Thomson Reuters Corporation and their respective consolidated subsidiaries will operate as a unified group;

“this document”	this document which constitutes, among other things, a prospectus for the purposes of the Prospectus Rules, an offer document for the purposes of the City Code, a circular for the purposes of the Listing Rules and a notice for the purposes of section 426 of the Act;

“DSOP”	the Reuters Discretionary Share Option Plan;

“DSU”	deferred share unit;

“EC Merger Regulation”	Council Regulation (EC) 139/2004, as amended;

“Economic Equivalence”	means that the economic returns made or otherwise available to a holder of Thomson Reuters PLC Shares relative to the economic returns available to a holder of Thomson Reuters Corporation Shares are in due proportion having regard to the Equalization Ratio;

“EEA States”	the member states of the European Economic Area;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms and on which it is intended that Admission will occur and Thomson will file the Thomson Articles of Arrangement;

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of Reuters convened by the notice set out at the end of this document, including any adjournment thereof;

“EGM Resolutions”	the resolutions to be considered by Reuters Shareholders at the EGM, being all the resolutions to be approved by Reuters Shareholders in connection with the Transaction, other than the resolutions to be approved at the Court Meeting;

“Election Return Date”	14 April 2008 or such later date as may be announced by Reuters to a Regulatory Information Service, such announcement being made prior to a date that would, absent such an announcement, be the Election Return Date;

“Election Return Time”	11.00 a.m. (London time) on the Election Return Date;

“Employee Benefit Trusts”	the Reuters Employee Share Ownership Trust No I, the Reuters Group PLC Employee Share Ownership Trust No II and the Reuters Group PLC 2004 Employee Trust;

“Equalization and Governance Agreement”	the equalization and governance agreement to be entered into on or prior to the Effective Date between Thomson Reuters PLC and Thomson Reuters Corporation;

“Equalization Ratio”	at any time, the ratio of (i) one to (ii) the number of Thomson Reuters PLC Shares that enjoy equivalent rights to distributions and voting rights in relation to Joint Electorate Actions as one Thomson Reuters Corporation Share at such time, as more particularly described in the Equalization and Governance Agreement Section 5.2 in Part XVIII of this document (and which shall initially be 1:1);

“Equalization Share”	the equalization share in the capital of Thomson Reuters Corporation;

“Equiniti Limited”	Equiniti Limited, incorporated in England and Wales with registered number 06226088;

“Equivalent Distribution”	if Thomson Reuters Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash distribution, including a cash dividend, to holders of Thomson Reuters Corporation Shares, the cash distribution which Thomson Reuters PLC will declare or otherwise become obligated or propose to pay or pay to holders of Thomson Reuters PLC Shares that is a Matching Action;

“Equivalent Resolution”	in relation to a resolution of Thomson Reuters PLC, a resolution of Thomson Reuters Corporation that is certified by a duly authorised officer of Thomson Reuters Corporation as equivalent in nature and effect to such resolution of Thomson Reuters PLC; and in relation to a resolution of Thomson Reuters Corporation, a resolution of Thomson Reuters PLC that is certified by a duly authorised officer of Thomson Reuters PLC as equivalent in nature and effect to such resolution of Thomson Reuters Corporation;

“ERP”	enterprise resource planning;

“EU”	the European Union;

“Euroclear UK & Ireland”	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738;

“Euroclear UK & Ireland Manual”	the CREST manual issued by Euroclear UK & Ireland, as amended from time to time;

“Excluded Shares”	any Reuters Shares: (i) beneficially owned by Thomson Reuters PLC or any subsidiary undertaking of Thomson Reuters PLC; (ii) held by Reuters in treasury; or (iii) held by an Employee Benefit Trust except in respect of those Reuters Shares allocated prior to the Reorganisation Record Date by an Employee Benefit Trust to a participant of a Reuters Share Scheme;

“Explanatory Statement”	the explanatory statement (in compliance with section 426 of the Act) relating to the Scheme, as set out in this document;

“Final Order”	the final order of the Ontario Court approving the Thomson Arrangement, as that order may be amended by the Ontario Court (with the consent of Thomson) at any time prior to the Effective Date or, if appealed (unless such appeal is withdrawn or denied), as affirmed or amended on appeal;

“First Court Hearing”	the hearing by the Court of the claim form to sanction the Scheme;

“First Court Order”	the order of the Court sanctioning the Scheme under section 425 of the Act;

“First Court Order Date”	the date on which the First Court Order is made or, if later, the date on which the First Court Order is expressed to take effect;

“Form of Election”	the green form of election under which Reuters Shareholders can elect for Loan Notes under the Loan Note Option;

“Form of Proxy”	either or both of the yellow form of proxy for use at the EGM or the blue form of proxy for use at the Court Meeting which accompany this document, as the context requires;

“Founders Share”	a share in the capital of Reuters, Thomson Reuters PLC or Thomson Reuters Corporation (as the context so requires) which carries special rights and as so defined under the constitutional documents of those companies;

“FSA”	the Financial Services Authority;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“GAAP”	generally accepted accounting principles;

“HMRC”	HM Revenue and Customs;

“holder”	a registered holder and includes any person(s) entitled by transmission to be a registered holder;

“HSR Act”	the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Human Resources Committee”	the human resources committee of the Thomson Reuters Board, further details of which are set out in Section 3.3 of Part X of this document;

“IFRS”	International Financial Reporting Standard(s), as adopted by the EU;

“Implementation Agreement”	the implementation agreement dated 15 May 2007 between Thomson, Reuters, Woodbridge and Thomson-Reuters Limited, as amended, further details of which are set out in Section 5.1 of Part XVIII of this document;

“Interim Order”	the interim order of the Ontario Court in respect of the Thomson Arrangement, as the same may be amended by the Ontario Court (with the consent of Thomson);

“Introduction”	the introduction of the Thomson Reuters PLC Shares and the admission to the Official List and trading on the London Stock Exchange;

“IRS”	the Internal Revenue Service of the United States Department of the Treasury;

“ISO”	incentive stock option;

“Joint Electorate Action”	any action put to shareholders of either Thomson Reuters PLC or Thomson Reuters Corporation, except for a Class Rights Action or a Procedural Resolution, as more particularly described in the Thomson Reuters PLC Articles;

“JPMorgan Cazenove”	JPMorgan Cazenove Limited, incorporated in England and Wales with registered number 04153386;

“Listing Rules”	the listing rules made by the UK Listing Authority;

“Loan Note Deed”	the loan note deed that will constitute the Loan Notes;

“Loan Note Election”	a valid election under the Loan Note Option;

“Loan Note Option”	the alternative whereby (subject to clause 3 of the Scheme) Reuters Shareholders may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise be entitled under the Scheme;

“Loan Notes”	the floating rate unsecured loan notes to be issued by Thomson Reuters PLC pursuant to the Loan Note Option;

“Loan Note Valuation”	the valuation of the Loan Notes made by Perella Weinberg;

“London Stock Exchange” or “LSE”	London Stock Exchange plc, incorporated in England and Wales with registered number 02075721, or any successor thereto;

“Long Stop Date”	31 December 2008;

“LTIP”	the Reuters Long Term Incentive Plan;

“Matching Action”	an action undertaken such that the economic and voting rights (in relation to Joint Electorate Actions) of a holder of a Thomson Reuters PLC Share determined by reference to a holder of a Thomson Reuters Corporation Share are maintained in proportion to the then prevailing Equalization Ratio;

“Moody’s”	Moody’s Investor Services;

“Morgan Stanley”	Morgan Stanley & Co. Limited, a company incorporated in England and Wales with registered number 02164628;

“Nasdaq”	the National Association of Security Dealers, Inc. Automated Quotations System, or any successor thereto;

“North America”	the United States and Canada;

“NYSE”	the New York Stock Exchange Inc., or any successor thereto;

“OBCA”	the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

“Official List”	the list maintained by the UK Listing Authority;

“Ontario Court”	the Ontario Superior Court of Justice;

“Overseas Shareholder”	a Reuters Shareholder with a registered address outside of the United Kingdom;

“Panel”	The UK Panel on Takeovers and Mergers;

“Parallel Shareholder Meeting”	in relation to a meeting of the Thomson Reuters PLC Shareholders, any meeting of the Thomson Reuters Corporation Shareholders which is:

(i) nearest in time to, or is contemporaneous with, such meeting of the Thomson Reuters PLC Shareholders and at which some or all of the same resolutions or some or all Equivalent Resolutions are to be considered; or

(ii) designated by the Thomson Reuters Corporation Board as the parallel meeting of Thomson Reuters Corporation Shareholders of such meeting of the Thomson Reuters PLC Shareholders;

“Perella Weinberg”	Perella Weinberg Partners UK LLP, a limited liability partnership registered in England and Wales with its registered address at 20 Grafton Street, London W1S 4DZ;

“pounds” and “£”	the lawful currency of the United Kingdom;

“Press Associations”	PA Group Limited, NPA Nominees Limited, Australian Associated Press Pty Limited and New Zealand Press Association Limited;

“Procedural Resolution”	a resolution of a procedural or technical nature put to shareholders at any meeting of Thomson Reuters PLC or Thomson Reuters Corporation, whether annual, general or otherwise, as more particularly described in the Thomson Reuters PLC Articles;

“Prospectus”	this document which constitutes a prospectus relating to Thomson Reuters PLC for the purpose of the admission to the Official List of the Thomson Reuters PLC Shares;

“Prospectus Rules”	the prospectus rules made by the UKLA under Part VI of FSMA;

“PRSU”	performance restricted share unit;

“PwC Canada”	PricewaterhouseCoopers LLP, a limited liability partnership formed in Ontario whose registered address is Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario, M5K 1G8, Canada;

“PwC UK”	PricewaterhouseCoopers LLP, a limited liability partnership registered in England and Wales with registered number OC303525, whose registered office is 1 Embankment Place, London WC2N 6RH;

“Qualifying Takeover Bid”	has the meaning ascribed thereto under Section 5.2 of Part XVIII of this document;

“Register”	means, unless the context otherwise requires, the register of shareholders kept pursuant to section 352 of the Act and any register maintained by Thomson Reuters PLC of persons holding any renounceable right of allotment of a share;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Registrars”	Equiniti Limited;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Relevant Authority”	any government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court, tribunal or other body (including any professional or environmental body) or person in any jurisdiction;

“Relevant Holders”	holders of Scheme Shares whose names appear in the register of members of Reuters at the Reorganisation Record Time;

“Relevant System”	means a relevant system, as defined in the Regulations;

“Relevant Terms of Approval”	in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Reuters Founders Share in connection with being designated as an Approved Person;

“Reorganisation Record Time”	6.00 p.m. (London time) on the day before the Second Court Hearing;

“Reuters”	Reuters Group PLC, incorporated in England and Wales with registered number 03296375, and, where the context so requires, its subsidiaries;

“Reuters ADSs”	American depositary shares issued pursuant to the Deposit Agreement, each representing six Reuters Shares;

“Reuters ADS Holders”	holders of Reuters ADSs;

“Reuters Articles”	the memorandum and articles of association of Reuters, as amended, from time to time;

“Reuters Board”	the board of directors of Reuters;

“Reuters Core Plus Program”	a programme to drive revenue growth (through opportunities in electronic trading, high value content, a new approach to selling content and transactions services and new markets), service improvement and cost efficiency;

“Reuters Directors”	the persons whose names are set out in Section 3.1 of Part XVIII of this document or, where the context so requires, the directors of Reuters from time to time;

“Reuters Founders Share”	the Founders Share of £1 in the capital of Reuters in issue at the Reorganisation Record Time;

“Reuters Founders Share Company”	Reuters Founders Share Company Limited, incorporated in England and Wales with registered number 01812511;

“Reuters Group”	Reuters and its subsidiary and associated undertakings;

“Reuters Guarantee”	the deed of guarantee to be entered into on or prior to the Effective Date by Thomson Reuters PLC in favour of Reuters contractual creditors;

“Reuters Meetings”	the Court Meeting and the Extraordinary General Meeting;

“Reuters Ordinary Shares”	ordinary shares of 25 pence each in Reuters;

“Reuters Reduction of Capital”	the proposed reduction of capital of the A Shares, B Shares and C Shares and the Reuters Founders Share under section 135 of the Act pursuant to the Scheme;

“Reuters Shareholders”	the holders of Reuters Shares;

“Reuters Shares”	prior to the Reorganisation Record Time, issued ordinary shares of 25 pence each in the capital of Reuters and after the Reorganisation Record Time, such ordinary shares and A Shares, B Shares and C Shares;

“Reuters Share Schemes”	the DSOP, the LTIP, the SAYE, the RSP and the Reuters America Inc. Employee Stock Purchase Plan;

“Reuters Trustees”	the members and directors from time to time of Reuters Founders Share Company;

“Reuters Trust Principles”	the principles governing the operation of Reuters, which are set out in the Reuters Articles and summarised in Section 2 of Part IX of this document;

“Reuters Trust Principles Support Agreement”	the agreement to be entered into on or before the Effective Date between Woodbridge and Reuters Founders Share Company;

“ROIC”	return on invested capital;

“RSP”	the Reuters Restricted Share Plan for participants employed by UK Companies, the Reuters Restricted Share Plan for participants employed by Non-UK Companies and the Reuters Global Restricted Share Plan;

“RSU”	restricted share unit;

“SAR”	stock appreciation right;

“SAYE”	the Reuters International SAYE Share Option Plan 1997;

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under section 425 of the Act between Reuters and holders of Scheme Shares, as set out in Part XX of this document, with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time”	6.00 p.m. on the Business Day before the Effective Date;

“Scheme Shareholder”	a holder of Scheme Shares;

“Scheme Shares”	Reuters Shares:

(i) in issue at the date of the Scheme;

(ii) issued after the date of the Scheme but before the Scheme Voting Record Time; and

(iii) issued at or after the Scheme Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme in each case other than the Excluded Shares;

“Scheme Voting Record Time”	6.00 p.m. on 24 March 2008 or, if the Court Meeting is adjourned, 6.00 p.m. on the second day before the date of such adjourned meeting;

“SDRT”	United Kingdom stamp duty reserve tax;

“SEC”	the US Securities and Exchange Commission;

“Second Court Hearing”	the hearing by the Court of the claim form to confirm the Reuters Reduction of Capital under section 137 of the Act and to authorise the re-registration of Reuters as a private limited company under section 139 of the Act;

“Second Court Order”	the order of the Court confirming the Reuters Reduction of Capital under section 137 of the Act and authorising the re-registration of Reuters as a private limited company under section 139 of the Act;

“Second Court Order Date”	the date on which the Second Court Order is made or, if later, the date on which the Second Court Order is expressed to take effect;

“Senior Independent Director”	the senior independent director of the Thomson Reuters Board;

“Series II Preference Shares”	Thomson’s series of preference shares designated as Cumulative Redeemable Floating Rate Preference Shares, Series II;

“Special Voting Share”	in relation to Thomson Reuters PLC, the Thomson Reuters PLC Special Voting Share and, in relation to Thomson Reuters Corporation, the Thomson Reuters Corporation Special Voting Share;

“Special Voting Share Agreement”	the special voting share agreement to be entered into on or prior to the Effective Date among the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, Thomson Reuters Corporation and Thomson Reuters PLC;

“Sponsor”	Citi;

“Steering Committee”	the Thomson Reuters integration steering committee, further details of which are set out in Section 1.7 of Part X of this document;

“subsidiary undertaking”	has the meaning given in section 258 of the Act;

“Tax Act (Canada)”	the Income Tax Act (Canada), as amended;

“Thomson”	The Thomson Corporation (to be renamed Thomson Reuters Corporation), incorporated in Ontario, Canada, whose registered address is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, MSK IAI, and, where the context so requires, its subsidiaries;

“Thomson Arrangement”	the arrangement under section 182 of the OBCA under which Thomson will effect the Transaction;

“Thomson Arrangement Resolution”	the special resolution to approve the Thomson Arrangement and such other matters as may be necessary or desirable to implement the Transaction, to be set out in the Thomson Circular;

“Thomson Articles of Arrangement”	the articles of arrangement of Thomson in respect of the Thomson Arrangement, to be filed with a director (appointed pursuant to section 278 of the OBCA) after the Final Order is made;

“Thomson Board”	the board of directors of Thomson;

“Thomson Circular”	the Thomson circular sent to Thomson Shareholders on the same date as the date of this document;

“Thomson Directors”	the persons whose names are set out in Section 3.2 of Part XVIII of this document or, where the context so requires, the directors of Thomson from time to time;

“Thomson Group”	Thomson and its subsidiary and associated undertakings;

“Thomson New Credit Agreement”	the credit agreement entered into among Thomson, its subsidiary borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as general administrative agent, Royal Bank of Canada, as Canadian administrative agent, J.P. Morgan Europe Limited, as London agent, and J.P. Morgan Australia Limited, as Australian administrative agent dated 14 August 2007;

“Thomson Reuters”	collectively, Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure;

“Thomson Reuters Board”	the board of directors of each of Thomson Reuters PLC and Thomson Reuters Corporation;

“Thomson Reuters business”	the business to be operated by Thomson Reuters;

“Thomson Reuters Corporation”	Thomson and, where the context so requires, its consolidated subsidiaries following the Transaction;

“Thomson Reuters Corporation Articles”	the amended and restated articles of Thomson to be filed in connection with the Transaction, as the same may be amended or varied pursuant to the terms of the Implementation Agreement;

“Thomson Reuters Corporation Board”	the board of directors of Thomson Reuters Corporation (or a duly authorised committee of the board of directors of Thomson Reuters Corporation) from time to time;

“Thomson Reuters Corporation By-laws”	the amended and restated by-laws to be adopted by Thomson in connection with the Transaction;

“Thomson Reuters Corporation Entrenched Provisions”	the “TR Corporation Entrenched DLC Provisions” as defined in the Thomson Reuters Corporation Articles;

“Thomson Reuters Corporation Founders Share”	the Founders Share in the capital of Thomson Reuters Corporation;

“Thomson Reuters Corporation Guarantee”	the deed of guarantee to be entered into on or prior to the Effective Date between Thomson Reuters PLC and Thomson Reuters Corporation;

“Thomson Reuters Corporation Share”	a common share in the capital of Thomson Reuters Corporation;

“Thomson Reuters Corporation Shareholders”	holders of Thomson Reuters Corporation Shares;

“Thomson Reuters Corporation Special Voting Share”	the special voting share in Thomson Reuters Corporation, as more particularly described in Section 5.3 of Part XVIII of this document;

“Thomson Reuters Corporation Special Voting Share Trust”	the trust created by the Thomson Reuters Corporation Special Voting Share Trust Deed;

“Thomson Reuters Corporation Special Voting Share Trust Deed”	the agreement to be entered into on or prior to the Effective Date between Thomson Reuters Corporation, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee;

“Thomson Reuters Corporation Special Voting Share Trustee”	Computershare Trust Company of Canada, as initial trustee of Thomson Reuters Corporation Special Voting Share Trust;

“Thomson Reuters Directors”	the directors of Thomson Reuters from time to time;

“Thomson Reuters Executive Officers”	the members of senior management of Thomson Reuters whose names are set out in Section 3.2 of Part X of this document;

“Thomson Reuters Group”	Thomson Reuters Corporation and Thomson Reuters PLC and their respective consolidated subsidiaries and associated undertakings operating as a unified group pursuant to the DLC structure;

PR Annex I,
5.1.1 and 5.1.2

“Thomson Reuters PLC”	Thomson Reuters PLC, incorporated in England and Wales with registered number 6141013 and, where the context so requires, its consolidated subsidiaries following the Transaction;

“Thomson Reuters PLC ADS”	American depositary shares issued pursuant to the Deposit Agreement, each representing six Thomson Reuters PLC Shares;

“Thomson Reuters PLC Articles”	the articles of association of Thomson Reuters PLC, as adopted with effect from the Effective Date;

“Thomson Reuters PLC Entrenched Provisions”	the “TR PLC Entrenched DLC Provisions” as defined in the Thomson Reuters PLC Articles;

“Thomson Reuters PLC Founders Share”	the new Founders Share of £1 in the capital of Thomson Reuters PLC to be allotted and issued to the holder of the Reuters Founders Share pursuant to clause 5.4 of the Scheme;

“Thomson Reuters PLC Group”	Thomson Reuters PLC and its consolidated subsidiaries following the Transaction;

“Thomson Reuters PLC Guarantee”	the deed of guarantee to be entered into on or prior to the Effective Date between Thomson Reuters PLC and Thomson Reuters Corporation;

“Thomson Reuters PLC Memorandum“	the memorandum of association of Thomson Reuters PLC, as amended with effect from the Effective Date;

“Thomson Reuters PLC Reduction of Capital”	the proposed reduction of share capital of Thomson Reuters PLC under section 135 of the Act;

PR Annex III,
4.1 and 4.4

“Thomson Reuters PLC Shares”
(i) prior to the Thomson Reuters PLC Reduction of Capital, the ordinary shares of 1000 pence (or such lower nominal value as the directors of Thomson Reuters PLC shall decide before the date on which the Court is asked to sanction the Scheme) each in Thomson Reuters PLC to be issued pursuant to the Scheme; and

(ii) following the Thomson Reuters PLC Reduction of Capital becoming effective, the ordinary shares of 25 pence each in Thomson Reuters PLC;

“Thomson Reuters PLC Shareholders”	holders of Thomson Reuters PLC Shares;

“Thomson Reuters PLC Special Voting Share”	the special voting share in Thomson Reuters PLC, as more particularly described in the Thomson Reuters PLC Articles;

“Thomson Reuters PLC Special Voting Share Trust”	the trust created by the Thomson Reuters PLC Special Voting Share Trust Deed;

“Thomson Reuters PLC Special Voting Share Trust Deed”	the agreement to be entered into on or prior to the Effective Date between Thomson Reuters Corporation, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee;

“Thomson Reuters PLC Special Voting Share Trustee”	Computershare Trust Company of Canada, as initial trustee of Thomson Reuters PLC Special Voting Share Trust;

“Thomson Reuters Proposed Directors”	the persons whose names are set out in Section 3.1 of Part X of this document;

“Thomson Reuters Share Plans”	the Thomson Reuters Stock Incentive Plan, the Thomson Reuters Phantom Stock Plan, the Thomson Reuters Deferred Compensation Plan, the Thomson Reuters Employee Stock Purchase Plans and the Thomson Reuters Non-Employee Director Share Plan;

“Thomson Reuters Shareholders”	holders of Thomson Reuters Corporation Shares and Thomson Reuters PLC Shares after the Effective Date;

“Thomson Shareholders”	holders of Thomson Shares;

“Thomson Shareholders Meeting”	the meeting of the shareholders of Thomson convened by the notice set out in the Thomson Circular, including any adjournment or postponement thereof;

“Thomson Shares”	the common shares in the capital of Thomson;

“Transaction”	the acquisition of Reuters by Thomson by implementing the DLC structure;

“Transaction Documents”	collectively, the DLC Documents, the Implementation Agreement, the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement;

“TR (2008)”	TR (2008) Limited, incorporated in England and Wales with registered number 6208235;

“Triggering Event”	has the meaning ascribed thereto in Section 2.3 of Part VIII of this document;

“TSX”	the Toronto Stock Exchange, or any successor thereto;

“TTE Instruction”	the transfer to escrow instruction to be given through CREST by uncertificated Scheme Shareholders in connection with the Loan Note Election;

“UBS”	UBS Limited, registered in England and Wales with registered number 2035362;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK GAAP”	UK generally accepted accounting principles;

“UKLA” or “UK Listing Authority”	the FSA as the competent authority for listing in the United Kingdom;

“uncertificated” or “in uncertificated form”	describes a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“Uncertificated Share”	means a share title to which is recorded in the Register as being held in uncertificated form and title to which may, by virtue of the Regulations, be transferred by means of a Relevant System;

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“US dollars”, “US$” or “$”	the lawful currency of the United States;

“US Exchange Act”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US GAAP”	United States generally accepted accounting principles;

“US Securities Act”	the US Securities Act of 1933, as amended, and rules and regulations promulgated thereunder;

“VAT”	UK value added tax;

“Waiver Resolution”	the resolution numbered “5” set out in the notice of Extraordinary General Meeting, which will be proposed as an ordinary resolution; and

“Woodbridge”	The Woodbridge Company Limited, incorporated in Ontario whose registered address is 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada and, unless the context requires otherwise, includes other companies affiliated with it.

PART XXIII
Section 426(2) CA 1985

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 1350 of 2008
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF REUTERS GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 21 February 2008 made in the above matters, the Court has directed a meeting of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) to be convened for the purpose of considering and, if thought fit approving (with or without modification) a scheme of arrangement proposed to be made between Reuters Group PLC (the “Company”) and the holders of Scheme Shares and that such meeting will be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP on 26 March 2008 at 10.00 a.m. at which place and time all holders of the Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend, speak and vote in their stead (or, if any holder of Scheme Shares is a corporation, it may vote by way of authorised representative). A proxy need not be a member of the Company. A blue Form of Proxy for use at the meeting is enclosed with this notice. Alternatively, if the Scheme Shares are held in uncertificated form (i.e. in CREST), voting may be effected using the CREST Proxy Voting Service so as to be received by Equiniti Limited (under CREST participant ID 7RA01) in accordance with the procedures set out in the Euroclear UK & Ireland Manual.

Completion and return of a Form of Proxy and voting through CREST will not preclude a holder of Scheme Shares from attending and voting in person at the meeting or any adjournment thereof.

In the case of joint holders of Scheme Shares the vote of the senior joint holder who tenders a vote at the meeting, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with the registrars of the Company, Equiniti Limited, The Causeway, Worthing, West Sussex BN99 6LE, no later than 10.00 a.m. on 24 March 2008 or, in the event that the meeting is adjourned, not less than 48 hours before the time appointed for any adjourned meeting but, if forms are not so lodged, they may be handed to the registrars of the Company on behalf of the chairman at the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be). Changes to the entries on the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

A holder of American Depository Shares representing Scheme Shares should complete the white voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depository Shares and return the card to the depository at fill in, as indicated on the white voting instruction card.

By the said order, the Court has appointed Niall FitzGerald, or failing him, Richard L. Olver or failing him, Tom Glocer to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 29 February 2008
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

PART XXIV

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Reuters Group PLC (the “Company”) will be held at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP on 26 March 2008 at 10.15 a.m. (London time) (or as soon thereafter as the meeting of the holders of Scheme Shares (as defined in the Scheme as referred to in resolution 1 below) convened for 10.00 a.m. on the same day and at the same place, by an order of the High Court of Justice (the “Court”), shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, numbers 1 to 4 of which will be proposed as special resolutions and numbers 5 to 12 of which will be proposed as ordinary resolutions.

RESOLUTIONS

THAT:

1.	For the purpose of giving effect to the scheme of arrangement of the Company dated 29 February 2008, in its original form or subject to such modification, addition or condition approved or imposed by the Court (the “Scheme”) and conditional on the passing of resolution number 5:

(A)	at the Reorganisation Record Time (as defined in the Scheme) the Scheme Shares (as defined in the Scheme) be sub-divided and reclassified as follows:

in the case of Scheme Shares held by a Scheme Shareholder (as defined in the Scheme), each Scheme Share shall be sub-divided and reclassified into one A Share of 12.5 pence (the “A Shares”) and one B Share of 12.5 pence (the “B Shares”), such A Shares and B Shares having the rights set out in new article 3 to be adopted pursuant to sub-paragraph (B) of this resolution;

PROVIDED THAT, in any case where a Scheme Shareholder makes a valid Loan Note Election (as defined in the Scheme) (which Loan Note Election is to be satisfied under the terms of the Loan Note Option (as defined in the Scheme)), the Scheme Shares shall be subdivided and reclassified as provided in this resolution but on the basis that the subdivision and reclassification shall be into A Shares, B Shares and C Shares where:

(1)	the number of A Shares which would otherwise result from the subdivision and reclassification set out above is reduced by the number of C Shares determined pursuant to sub-paragraph (3) below;

(2)	the number of B Shares is determined as provided above;

(3)	in addition to any A Shares (as reduced by the number of C Shares calculated in accordance with this sub-paragraph (3)) and B Shares into which such Scheme Shares are to be subdivided and reclassified, such Scheme Shares shall be sub-divided and reclassified into one C ordinary share of 12.5 pence each (the “C Shares”) for each 352.5 pence of cash entitlement for which such a valid Loan Note Election has been made (any fraction of a penny being rounded down), such C Shares having the rights set out in new article 3(B) to be adopted pursuant to sub-paragraph (B) of this resolution, and for the purposes of this sub-paragraph (A), each portion of a member’s holding which is recorded in the register of members of the Company by reference to a separate designation immediately prior to the Reorganisation Record Time, whether in certificated or uncertificated form, shall be treated as though it were a separate holding held at such time by a separate person;

(B)	with effect from the subdivisions and reclassifications referred to in sub-paragraph (A) above, article 3 of the Articles of Association of the Company shall be replaced by the following new article 3:

               “SHARE CAPITAL

(A)	Amount of capital

The authorised share capital of the Company is £525,000,001 divided into ordinary shares of 25 pence each (the “Ordinary Shares”), A ordinary shares of 12.5 pence each (the “A Shares”), B ordinary shares of 12.5 pence each (the “B Shares”), C ordinary shares of 12.5 pence each (the “C Shares”), and one Founders Share of £1.

(B)	Rights attaching to shares

The rights, as regards participation in the profits and assets of the Company, respectively attaching to the above-mentioned shares, shall be as follows:

(1)	Subject to any special rights which may be attached to any other class of shares and to the provision of the Statutes, the profits of the Company available for distribution and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares, the A Shares, the B Shares and the C Shares rateably according to the number of shares held by them respectively;

(2)	On a return of assets on a winding-up, the assets of the Company available for distribution among the members shall be applied, subject to any provision of section 719 of the Act and any special rights which may be attached to any other class of shares, in repaying to the holders of the Founders Share, the Ordinary Shares, the A Shares, the B Shares and the C Shares rateably according to the number of shares held by them respectively (save that the Founders Share shall for this purpose count as four Ordinary Shares) the amounts paid up on such shares, and subject thereto shall belong to and be distributed among the holders of the Ordinary Shares, the A Shares, the B Shares and the C Shares rateably according to the number of such shares held by them respectively;

(3)	The Founders Share shall carry no right to receive any of the profits of the Company available for distribution by way of dividend or otherwise; and

(4)	The A Shares, the B Shares and the C Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares, save that upon the scheme of arrangement dated 29 February 2008 between the Company and the Scheme Shareholders, as defined in such scheme of arrangement (in its form as at that date or with or subject to any modification, addition or condition approved or imposed by the Court) (the “2008 Scheme”) becoming effective, each A Share shall confer upon the holder thereof the right to receive 352.5 pence in cash, each B Share shall confer upon the holder thereof the right to receive 16 Thomson Reuters PLC Shares (as defined in the 2008 Scheme) for every 100 B Shares and each C Share shall confer on the holder thereof the right to receive 352.5 pence in nominal amount of Loan Notes (as defined in the 2008 Scheme), in each case in accordance with and subject to the terms of the 2008 Scheme.”;
LR 13.8.10(2)

(C)	article F.9 of the Articles of Association of the Company shall be replaced by the following new article F.9:

“Company may reduce its capital

Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. For the avoidance of doubt, the share capital includes the Founders Share.”;

(D)	following the subdivisions and reclassifications referred to in sub-paragraph (A) above taking effect, the capital of the Company be reduced by cancelling and extinguishing all the

A Shares, the B Shares, the C Shares and the Reuters Founders Share (as defined in the Scheme);

(E)	forthwith and contingently upon the said reduction of capital referred to in sub-paragraph (C) taking effect and notwithstanding any other provision in the Company’s Articles of Association:

(i)	the capital of the Company be increased to its former amount by the creation of such number of ordinary shares of 25 pence each in the capital of the Company as shall have an aggregate nominal value equal to the aggregate of the nominal values of the A Shares, B Shares, C Shares and the Reuters Founders Share cancelled pursuant to sub-paragraph (1)(C) above and such ordinary shares shall have the rights set out in the Company’s Articles of Association;

(ii)	the reserve arising in the books of the Company as a result of the said reduction of capital be applied in paying up in full at par the ordinary shares so created, such ordinary shares to be allotted and issued credited as fully paid to TR (2008) or its nominee(s) in accordance with the terms of the Scheme; and

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the ordinary shares referred to in sub-paragraph (E)(i) above, provided that (1) the maximum aggregate nominal amount of shares which may be allotted hereunder is £316,224,519, (2) this authority shall expire on the fifth anniversary of this resolution and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed,

PROVIDED THAT if the reduction of capital referred to in the Scheme does not become effective by 7.00 p.m. on the fifth Business Day following the Reorganisation Record Time, or such later time and date as may be agreed by the Company, Thomson Reuters PLC and TR (2008) and which the Court may think fit to approve or impose (the “Reversal Time”):

(i)	the subdivisions and reclassifications effected by sub-paragraph (A) above shall be reversed and all of the A Shares, the B Shares and the C Shares held by each holder shall be consolidated into one share and subdivided into ordinary shares of 25 pence each accordingly; and

(ii)	with effect from the Reversal Time, article 3 of the Articles of Association of the Company shall be replaced by the following new article 3:

“SHARE CAPITAL

(A) Amount of capital

The authorised share capital of the Company is £525,000,001 divided into 2,100,000,000 ordinary shares of 25 pence each (the “Ordinary Shares”) and one Founders Share of £1.

(B) Rights attaching to shares

The rights, as regards participation in the profits and assets of the Company, respectively attaching the above mentioned shares, shall be as follows:

(1)	Subject to any special rights which may be attached to any other class of shares and to the provision of the Statutes, the profits of the Company available for distribution and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares rateably according to the number of shares held by them respectively;

(2)	On return of assets on a winding-up, the assets of the Company available for distribution among the members shall be applied, subject to any provision of section 719 of the Act and any special rights which may be attached to any other class of shares, in repaying to the holders of the Founders Share and the Ordinary Shares rateably according to the number of shares held by them respectively (save that the Founders Share shall for this purpose count as four shares) the amounts paid up on such shares, and subject thereto shall belong and be distributed among the holders of the Ordinary Shares rateably according to the number of such shares held by them respectively; and

(3)	The Founders Share shall carry no right to receive any of the profits of the Company available for distribution by way of dividend or otherwise”; and

(F)	conditional on the Scheme becoming effective, the Company’s shares be delisted from the Official List of the UK Listing Authority;

2.	subject to the Scheme becoming effective, the Thomson Reuters PLC Reduction of Capital (as described in Section 3 of Part VI of the circular to shareholders dated 29 February 2008), be and is hereby approved and the directors of Thomson Reuters PLC be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying such reduction of capital into effect;

3.	with effect from the passing of this resolution, the Articles of Association of the Company be altered by the adoption and inclusion of the following new article 3(C):

“2008 Scheme Of Arrangement

In this Article, the “2008 Scheme” means the scheme of arrangement dated 29 February 2008, between the Company and the holders of Scheme Shares (as defined in the 2008 Scheme) under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article. References to “Spouse” include a civil partner under the UK Civil Partnership Act 2004.

Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to TR (2008), its nominee(s) or any of its subsidiaries) after the Scheme Voting Record Time (as defined in the 2008 Scheme) and before the Reorganisation Record Time, such shares shall be issued subject to the terms of the 2008 Scheme and the holders of such shares shall be bound by the 2008 Scheme accordingly.

Subject to the 2008 Scheme becoming effective and to the next following paragraph, if any Ordinary Shares are issued to or transferred from an Employee Benefit Trust of Reuters to any person (a “New Member”) (other than under the Scheme or to TR (2008) or its nominee(s) or any of its subsidiaries) on or after the Reorganisation Record Time, the said shares (the “Transfer Shares”) shall be issued/transferred on terms that they shall be immediately transferred to TR (2008) or its nominee(s) (the “Transferee”) in consideration (subject as hereinafter provided) of the payment to the New Member of 352.5 pence in cash plus the issue and allotment to the New Member of 0.16 ordinary shares in TR (2008) for every one Transfer Share and so in proportion for any other number of Transfer Shares provided that the aggregate number of ordinary shares in TR (2008) to which a New Member is entitled under this Article 3 in respect of all his Transfer Shares shall, in each case, be rounded down to the nearest whole number and such New Member shall, in addition to the cash consideration due to such New Member under this Article 3, receive the sterling cash value of his residual fractional entitlement to such ordinary shares in TR (2008) (calculated on the basis of one ordinary share in TR (2008) having the same value as one Thomson Reuters PLC Share and at the closing middle market price of a Thomson Reuters PLC Share as derived from the London Stock Exchange Daily Official List on the Effective Date or, if later, on the date of issue or transfer of the Transfer Shares).

Any New Member may, prior to the issue or transfer of the Transfer Shares to him or her give no less than two business days’ written notice to the Company of his or her intention to transfer some or all of those shares to his or her Spouse and may, if such notice has been validly given, on such shares being issued or transferred to him or her immediately transfer to his or her Spouse any such shares, provided that such shares will then be immediately transferred from that Spouse to the Transferee pursuant to the previous paragraph as if the Spouse were a New Member.

The ordinary shares in TR (2008) issued to a New Member shall be credited as fully paid and shall rank pari passu in all respects with all other ordinary shares in TR (2008) in issue at that time (other than as regards any dividend or other distributions payable, or return of capital made, by reference to a record time preceding the date of exchange) and be subject to the memorandum and articles of association of TR (2008).

The Company shall not be obliged to issue a certificate to the New Member for the Transfer Shares.

On any reorganisation of, or material alteration to the share capital of the Company (including, without limitation, any subdivision and/or consolidation) or on a rights issue or demerger, the value of the consideration to be paid under this Article 3(c) shall be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to Ordinary Shares shall, following such adjustment, be construed accordingly.

To give effect to any transfer of Transfer Shares required pursuant to this Article 3(c), the Company may appoint any person as attorney for the New Member to transfer the Transfer Shares to the Transferee and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney or the Transferee be necessary or desirable to vest the Transfer Shares in the Transferee or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as the Transferee may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Transferee) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by the Transferee and the attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Transferee and the Company may give a good receipt of the purchase price of the Transfer Shares and may register the Transferee as holder thereof and issue to it certificates for the same;

4.	with effect from the Effective Date (as defined in the Scheme), article 3 of the Articles of Association of the Company shall be replaced by the following new article 3:

       “SHARE CAPITAL

(A)	Amount of capital

The authorised share capital of the Company is £525,000,001 divided into 2,100,000,004 Ordinary Shares of 25 pence each (the “Ordinary Shares”).

(B)	Rights attaching to shares

The rights, as regards participation in the profits and assets of the Company, respectively attaching to the above mentioned shares, shall be as follows:

(1)	subject to any special rights which may be attached to any other class of shares and to the provision of the Statutes, the profits of the Company available for distribution and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares rateably according to the number of shares held by them respectively; and

(2)	on a return of assets on a winding-up, the assets of the Company available for distribution among the members shall be applied, subject to any provision of section 719 of the Act and any special rights which may be attached to any other class of shares, in repaying to the holders of the Ordinary Shares rateably according to the number of shares held by them respectively the amounts paid up on such shares, and subject thereto shall belong and be distributed among the holders of the Ordinary Shares rateably according to the number of such shares held by them respectively.”

ORDINARY RESOLUTIONS

THAT:

5.	the waiver granted by the Panel of the obligation which may otherwise arise, pursuant to Rule 9 of the Code, for The Woodbridge Company Limited and its affiliates to make a general offer to the shareholders of Thomson Reuters PLC for all the issued ordinary shares in the capital of Thomson Reuters PLC be and is hereby approved;

6.	subject to the Scheme becoming effective, the Thomson Reuters Stock Incentive Plan, the principal terms of which are summarised at Section 23.1 of Part XVIII of the circular to shareholders dated 9 February 2008, be approved;

7.	subject to the Scheme becoming effective, the Thomson Reuters Phantom Stock Plan, the principal terms of which are summarised in Section 23.2 of Part XVIII of the circular to shareholders dated 9 February 2008, be approved;

8.	subject to the Scheme becoming effective, the Thomson Reuters Deferred Compensation Plan, the principal terms of which are summarised at Section 23.3 of Part XVIII of the circular to shareholders dated 9 February 2008, be approved;

9.	subject to the Scheme becoming effective, the Thomson Reuters Employee Stock Purchase Plans, the principal terms of which are summarised at Section 23.4 of Part XVIII of the circular to shareholders dated 9 February 2008, be approved; and

10.	subject to the Scheme becoming effective, the Thomson Reuters Non-Employee Director Share Plan, the principal terms of which are summarised at Section 23.5 of Part XVIII of the circular to shareholders dated 9 February 2008, be approved.

29 February 2008

By Order of the Board
Rosemary Martin
Company Secretary

Registered Office:

The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP

Registered in England and Wales No. 3296375

Notes:

1.	Only holders of ordinary shares of 25 pence in the capital of Reuters are entitled to attend and vote at this meeting and may appoint a proxy to attend, speak and vote instead of them. A Reuters Shareholder may appoint more than one proxy in relation to the extraordinary general meeting provided that each proxy is entitled to exercise the rights attaching to a different share or shares held by that member. A proxy need not be a member of the Company.

2.	A yellow form of proxy is enclosed for use at this meeting. To be valid, completed forms of proxy must be returned so as to arrive at the offices of the Company’s registrar, Equiniti Limited, Aspect House, Lancing, West Sussex BN99 6DA not later than 10.15 a.m. on 24 March 2008, or if the meeting is adjourned, at least 48 hours before the start of the adjourned meeting. Reuters Shareholders with Scheme Shares held through CREST may also appoint a proxy or proxies using CREST by following the instructions set out on Part IV of this document. Completion and return of a form of proxy, or the appointment of proxies through CREST will not preclude a holder of Reuters Shares from attending and voting in person at the meeting, or any adjournment thereof.

3.	Completion and return of a form of proxy, or the appointment of proxies through CREST, will not preclude a shareholder from attending and voting in person.

4.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5.	In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

6.	The statement of rights of Reuters Shareholders in relation to the appointment of proxies described in these notes does not apply to nominated persons. Such rights can only be exercised by Reuters Shareholders.

7.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “nominated person”) may, under an agreement between him/her and the member by whom he/she was nominated have a right to be appointed (or to have someone else appointed) as a proxy for the general. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

8.	In accordance with the requirements of the Takeover Panel, resolution 5 will be decided on a poll.

9.	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the chairman is being appointed as described in (i) above.

BOWNE
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